UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2024
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul 4,
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]

BBVA

Creating Opportunities

PRUDENTIAL RELEVANCE REPORT

Pillar 3/2023

BBVA

The amounts shown in this report are presented in millions of euros; therefore, certain items shown without a balance could have a balance if smaller units had been used. In order to present the amounts in millions of euros, the balances have been rounded; therefore, the amounts shown in certain tables may not be the exact arithmetic sum of the preceding figures
The English language version of this report is a free translation from the original, which was prepared in Spanish. All possible care has been taken, to ensure that the translation is an accurate presentation of the original. However, in all matters of interpretation, views or opinion expressed in the original language version of the document in Spanish take precedence over the translation.

BBVA. PILLAR 3 2023	INDEX	P. 1

BBVA. PILLAR 3 2023	INDEX	P. 2

BBVA. PILLAR 3 2023	INDEX OF TABLES	P. 3
Index of tables

Table 1. EU KM1 - Key metrics	12
Table 2. EU CC2 - Reconciliation of regulatory capital to balance sheet	25
Table 3. EU LI1 - Differences between the accounting and regulatory scopes of consolidation and the mapping of the financial statements categories with regulatory risk categories	26
Table 4. EU LI2 - Main sources of the differences between regulatory original exposure amounts and carrying values in financial statements	27
Table 5. Capital distribution constraints	32
Table 6.1. EU CCyB1 - Geographical breakdown of relevant credit exposures for the calculation of the countercyclical capital buffer	33
Table 6.2. EU CCyB2 - Amount of institution-specific countercyclical capital buffer	34
Table 7. Amount of capital (EU CC1)	37
Table 8. Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter	39
Table 9. EU OV1 - Overview of RWAs	41
Table 10. Capital requirements by risk type and exposure class	43
Table 11. IFRS 9-FL - Comparison of institutions’ own funds and capital and leverage ratios with and without the application of transitional arrangements for IFRS 9 or analogous ECLs and with and without the application of the temporary treatment of gains and losses measured at Fair Value through OCI	46
Table 12. Credit Risk and Counterparty Risk Exposure	63
Table 13. Breakdown of RWA density by geographical area and approach	66
Table 14. EU CR1 - Performing and non-performing exposures and related provisions	68
Table 15. EU CQ3 - Credit quality of performing and non-performing exposures by past due days	71
Table 16. EU CQ4 - Quality of non-performing exposures by geography	73
Table 17. EU CQ5 - Credit quality of loans and advances to non-financial corporations by industry	75
Table 18. EU CR1-A - Maturity of exposures	76
Table 19. EU CR2 - Changes in the balance of loans and debt securities in default and impaired	77
Table 20. EU CQ1 - Credit quality of forborne exposures	78
Table 21. EU CQ7 - Collateral obtained by taking possession and execution processes	79
Table 22. EU CR4 - Standardised approach - credit risk exposure and credit risk mitigation effects	80
Table 23. EU CR5 - Standardised approach: exposure values after application of credit risk mitigation techniques	82
Table 24. RWA flow statements of credit risk exposures under the standardised approach	84
Table 25. Models authorised by the supervisor for the purpose of their use in the calculation of capital requirements	84
Table 26. EU CR6-A — Scope of the use of IRB and SA approaches	85

BBVA. PILLAR 3 2023	INDEX OF TABLES	P. 4

Table 27. Master Scale of BBVA's rating	88
Table 28. EU CR6 - IRB approach - Credit risk exposures by exposure class and PD range	95
Table 29. EU CR8 - RWA flow statements of credit and counterparty risk exposures under the IRB approach	106
Table 30. EU CR9 - IRB approach - Backtesting of PD per exposure class	107
Table 31. EU CR9.1 - Backtesting of PD per exposure class	112
Table 32. EU CR10 (1-4) - IRB: specialised lending	117
Table 33. EU CR10 (5) - IRB: equity	120
Table 34. Positions subject to counterparty credit risk in terms of OE, EAD and RWAs	123
Table 35. Amounts of counterparty risk in the trading book	125
Table 36. EU CCR1 - Analysis of CCR exposure by approach	125
Table 37. EU CCR3 - Standardised approach - CCR exposures by regulatory portfolio and risk	127
Table 38. EU CCR4 - IRB approach: CCR exposures by portfolio and PD scale	128
Table 39. EU CCR5 - Composition of collateral for exposure to Counterparty Credit Risk	130
Table 40. EU CCR6 - Credit derivatives exposures	131
Table 41. EU CCR2 - CVA Capital Charge	132
Table 42. Flow statements CVA RWAs	132
Table 43. EU CCR8 - Exposures to CCPs	133
Table 44. EU SEC1 - Securitisation exposures in the banking book	138
Table 45. EU SEC2: Securitisation exposures in the trading portfolio	139
Table 46. EU SEC3 - Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor	141
Table 47. EU SEC5 - Exposures securitised by the institution - Exposures in default and specific credit risk adjustments	142
Table 48. Outstanding balance corresponding to the underlying assets of the Group's originated securitisations, in which risk transfer criteria are not fulfilled	143
Table 49. EU SEC4: Securitisation exposures in the banking book and associated capital requirements – bank acting as investor	144
Table 50. EU CR3 - CRM techniques - overview	148
Table 51. EU CR7-A - IRB approach – Disclosure of the extent of the use of CRM techniques	150
Table 52. EU MR1 - Market risk under the standardised approach	154
Table 53. EU PV1 - Prudent Valuation Adjustments	159
Table 54. Trading Book. VaR without smoothing by risk factors	160
Table 55. EU MR2-A - Market risk under the IMA	161
Table 56. EU MR3 - IMA values for trading portfolios	162

BBVA. PILLAR 3 2023	INDEX OF TABLES	P. 5

BBVA. PILLAR 3 2023	INDEX OF TABLES	P. 6

Tabla 87. Short term annual indicators 2023	218
Table 88. Long term annual indicators 2023	219
Table 89. Financial indicators - Level of achievement	224
Table 90. Non-Financial indicators - Level of achievement	224
Table 91. EU REM1 - Remuneration awarded for the financial year	230
Table 92. EU REM2 - Special payments to staff whose professional activities have a material impact on institutions’ risk profile (identified staff)	231
Table 93. EU REM3 - Deferred remuneration	232
Table 94. EU REM4 - Remuneration of €1 million or more	233
Table 95. EU REM5 - Information on remuneration of staff whose professional activities have a material impact on institutions’ risk profile (identified staff)	234
Table 96. Committees of the Board of Directors	244
Table 97. Number of meetings held by the Board of Directors and by its Committees	244
Table 98. ESG6. Summary of GAR KPIs	264
Table 99. ESG7. Mitigation actions: Assets for the calculation of GAR	265
Table 100. ESG8. GAR	268
Table 101. ESG10. Climate change mitigating actions	269
Table 102. ESG3: Banking book - Climate change transition risk: Alignment metrics	271
Table 103. Climate change opportunities for BBVA	274
Table 104. Climate change Risk Assessment	281
Table 105. Transition Risks	284
Table 106. ESG1. Banking book- Climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity	290
Table 107. ESG4. Banking book - Climate change transition risk: Exposures to top 20 carbon-intensive firms	294
Table 108. ESG2. Banking book - Climate change transition risk: Loans collateralised by immovable property - Energy efficiency of the collateral	296
Table 109. Physical Risks	297
Table 110. ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk	299
Table 111. Operational data analysed according to the Equator Principles criteria	306

BBVA. PILLAR 3 2023	INDEX OF CHARTS	P. 7

BBVA. PILLAR 3 2023	INDEX OF CHARTS	P. 8

Chart 30. Integration of climate change into risk planning	278
Chart 31. Risks materializing in the short term	280
Chart 32. Exposure to transition risk-sensitive sectors	287
Chart 33. Transition score of main clients by sector	288
Chart 34. Distribution of financed emissions by geography	289
Chart 35. Exposure to physical risk	298
Chart 36. Natural Capital - Heat map of impacts and dependencies	301

BBVA. PILLAR 3 2023	EXECUTIVE SUMMARY	P. 9
Executive Summary
The strength of the BBVA Group's earnings has contributed to achieving a consolidated fully loaded CET1 ratio of 12.67% as of December 31, 2023, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (8.79%), which is also above the Group's target management range of 11.5-12.0% CET1.
The fully loaded CET1 ratio increased by 6 basis points, mainly explained by the generation of earnings in the year (+233 basis points) which, net of shareholder remuneration and payment of convertible contingent instrument coupons (CoCos), generated a positive contribution of +106 basis points.
Meanwhile, the growth in risk-weighted assets (RWAs) derived from the organic growth of the business in constant terms has drained -132 basis points.
Finally, the other elements that make up CET 1, apart from the extraordinary Share BuyBack (SBB), had a positive contribution of +64 basis points; these include the positive reversal of the NPL backstop, the effects of market evolution, the calculation of minority interests, regulatory impacts as well as the positive impact in OCI equivalent to the net monetary position value loss in hyperinflationary economies registered in results. The aforementioned Buyback has had an effect of -32 basis points.
Following the latest SREP (Supervisory Review and Evaluation Process) decision, the ECB has informed the Group that, effective January 1, 2024, it must maintain at consolidated level a total capital ratio of 13.26% and a CET1 capital ratio of 9.10%1, including a Pillar 2 requirement at consolidated level of 1.68% (a minimum of 1.02% must be satisfied with CET1), of which 0.18% is determined on the basis of the ECB's prudential provisioning expectations, and must be satisfied by CET1.
The evolution of the CET1 fully loaded ratio through 2023 is presented below:

Chart 1. Annual by quarter evolution of the CET1 fully loaded ratio
Consolidated fully loaded Additional Tier 1 (AT1) capital fully loaded stood at 1.66% at December 31, 2023, 12 basis points higher than in 2022, mainly due to the issuance in June of €1.0 billion Contingent Convertible instruments by BBVA S.A. In addition, BBVA S.A. issued in September another AT1 instrument of $1.0 billion. Also in September, the call for redemption of another contingent convertible issuance of €1.0 billion nominal value was made.
The Tier 2 fully loaded ratio stood at 2.25% which represents an increase of 46 basis points compared to 2022, mainly explained by the subordinated issuances by BBVA S.A, in June €750 million, one issuance of GBP 300 million in August and another of $750 million in November. In addition, BBVA Mexico issued $1.0 billion in June.
The composition of the fully loaded total capital ratio as of December 31, 2022 and December 31, 2023 is shown below:
1 Considering update of countercyclical buffer as of December 2023.

BBVA. PILLAR 3 2023	EXECUTIVE SUMMARY	P. 10

Chart 2. Composition of the fully loaded total capital ratio
With respect to phased-in ratios, in 2023 there is no difference with respect to fully loaded ratios given that the impact associated with the transitional adjustments associated with IFRS9 is zero.
The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:
–The BBVA Group's liquidity coverage ratio (LCR) remained comfortably above 100% throughout the year 2023, the average ratio stood at 148%. For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no type of excess liquidity levels in foreign subsidiaries is being considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the average BBVA Group's LCR would stand at 190%.
–The net stable funding ratio (NSFR), defined as the result between the amount of stable funding available and the amount of stable funding required, demands banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The BBVA Group's NSFR ratio, stood at 131% as of December 31, 2023.
As of December 31, 2023, the breakdown of the punctual ratios in the main geographical areas where the Group operates is shown below:

BBVA. PILLAR 3 2023	EXECUTIVE SUMMARY	P. 11

Chart 3. Liquidity ratios by LMUs
As for the leverage ratio, as of December 31, 2023, the fully loaded ratio stood at 6.54% (the same as phased-in), above the minimum required ratio of 3.00%.
The fully loaded and phased-in ratios as of December 31, 2022 and December 31, 2023 are shown below:

Chart 4. Fully loaded and phased-in leverage ratio
The following table shows the main regulatory metrics in accordance with Article 447 of the CRR:

BBVA. PILLAR 3 2023	EXECUTIVE SUMMARY	P. 12

Table 1. EU KM1 - Key metrics (Million Euros)

	12-31-2023	9-30-2023	6-30-2023	3-31-2023	12-31-2022
Available own funds (amounts)
Common Equity Tier 1 (CET1) capital	46,116	45,567	45,146	45,761	42,738
Tier 1 capital	52,150	51,735	51,316	50,948	47,931
Total capital	60,332	59,085	58,337	56,812	53,861
Risk-weighted exposure amounts
Total risk-weighted exposure amount	363,915	357,972	347,442	348,598	337,066
Capital ratios (as a percentage of risk-weighted exposure amount)
Common Equity Tier 1 ratio (%)	12.67%	12.73%	12.99%	13.13%	12.68%
Tier 1 ratio (%)	14.33%	14.45%	14.77%	14.62%	14.22%
Total capital ratio (%)	16.58%	16.51%	16.79%	16.30%	15.98%
Additional own funds requirements to address risks other than the risk of excessive leverage (as a percentage of risk-weighted exposure amount)
Additional own funds requirements to address risks other than the risk of excessive leverage (%)	1.71%	1.71%	1.71%	1.71%	1.50%
of which: to be made up of CET1 capital (percentage points)	0.96%	0.96%	0.96%	0.96%	0.84%
of which: to be made up of Tier 1 capital (percentage points)	1.28%	1.28%	1.28%	1.28%	1.13%
Total SREP own funds requirements (%)	9.71%	9.71%	9.71%	9.71%	9.50%
Combined buffer requirement (as a percentage of risk-weighted exposure amount)
Capital conservation buffer (%)	2.50%	2.50%	2.50%	2.50%	2.50%
Conservation buffer due to macro-prudential or systemic risk identified at the level of a Member State (%)	—	—	—	—	—
Institution specific countercyclical capital buffer (%)	0.08%	0.07%	0.06%	0.04%	0.04%
Systemic risk buffer (%)	—	—	—	—	—
Global Systemically Important Institution buffer (%)	—	—	—	—	—
Other Systemically Important Institution buffer	0.75%	0.75%	0.75%	0.75%	0.75%
Combined buffer requirement (%)	3.33%	3.32%	3.31%	3.29%	3.29%
Overall capital requirements (%)	13.04%	13.03%	13.02%	13.00%	12.79%
CET1 available after meeting the total SREP own funds requirements (%)	6.87%	6.64%	7.08%	6.59%	6.48%
Leverage ratio
Total exposure measure	797,888	784,906	792,045	773,495	737,990
Leverage ratio (%)	6.54%	6.59%	6.48%	6.59%	6.49%
Additional own funds requirements to address the risk of excessive leverage (as a percentage of total exposure measure)
Additional own funds requirements to address the risk of excessive leverage (%)	—	—	—	—	—
of which: to be made up of CET1 capital (percentage points)	—	—	—	—	—
Total SREP leverage ratio requirements (%)	3.00%	3.00%	3.00%	3.00%	3.00%
Leverage ratio buffer and overall leverage ratio requirement (as a percentage of total exposure measure)
Leverage ratio buffer requirement (%)	—	—	—	—	—
Overall leverage ratio requirements (%)	3.00%	3.00%	3.00%	3.00%	3.00%
Liquidity Coverage Ratio (1)
Total high-quality liquid assets (HQLA) (Weighted value)	102,242	105,540	108,202	109,993	108,648
Cash outflows - Total weighted value	98,715	100,134	100,055	100,279	97,796
Cash inflows - Total weighted value	29,777	30,995	31,532	31,976	31,352
Total net cash outflows (adjusted value)	68,939	69,138	68,523	68,303	66,443
Liquidity coverage ratio (%)	148.40%	152.60%	158.00%	161.30%	163.70%
Net Stable Funding Ratio
Total available stable funding	439,706	435,429	436,217	425,917	425,240
Total required stable funding	335,942	335,789	329,695	321,755	315,094
NSFR ratio (%)	130.89%	129.67%	132.31%	132.37%	134.96%
(1) The EBA "mapping tool" links the LCR information to the regulatory models C72, C73, C74 and C76, which show end-of-quarter point-in-time values. However, article 447(f) of Regulation 575/2013 (CRR) establishes that the information related to the LCR and its components should be disclosed as the average of the preceding 12 months’ values and not as point-in-time. As a consequence, this information is not based on the EBA "mapping tool" but on table 78 (EU LIQ1)

BBVA. PILLAR 3 2023	EXECUTIVE SUMMARY	P. 13
The following sections detail matters relating to the Group's solvency. These are supplemented by information included in the Group's Consolidated Financial Statements and Management Report as of year 2023, which also contain the Group's main activity and profitability indicators.

BBVA. PILLAR 3 2023	1. INTRODUCTION	P. 14
1.Introduction

1.1.Applicable regulatory framework	15
1.2.Regulatory developments in 2023	16
1.3.Contents of the 2023 Prudential Relevance Report	20

BBVA. PILLAR 3 2023	1. INTRODUCTION	P. 15
1.1.Applicable regulatory framework
As a Spanish credit institution, BBVA is subject to Directive 2013/36/EU of the European Parliament and of the Council dated June 26, 2013, on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (the "CRD IV Directive”) which main amendment is Directive 2019/878/EU (the “CRD V Directive)”.
The major regulation governing the solvency of credit institutions is (EU) Regulation No. 575/2013 of the European Parliament and of the Council of June 26, 2013, on the prudential requirements for credit institutions and investment firms amending (EU) Regulation No 648/2012 ("CRR" and in conjunction with Directive CRD IV and any implementing measures of CRD IV, "CRD IV"), which is complemented by several binding Regulatory Technical Standards that are directly applicable to all EU member states, without the need to implement national measures. This Regulation was mainly amended by Regulation 2019/876/EU (“CRR2”) and Regulation 2020/873/EU (“Quick Fix”).
The CRD IV Directive was transposed to Spanish national law by means of the Royal Decree-Law 14/2013, of November 29 (“RD-L 14/2013”), Law 10/2014 of June 26, Royal Decree 84/2015, of February 13 (“RD 84/2015”), Bank of Spain Circular 2/2014 of January 31 and Circular 2/2016 of February 2 (“Bank of Spain Circular 2/2016”), which has been amended by Circular 3/2022 of March, 30.
During 2021, Directive 2019/878 was transposed into the Spanish legal system through the publication of Royal Decree-Law 7/2021, of April 27 (amending Law 10/2014), Royal Decree 970/2021, of November 8 (which modifies RDL 84/2015) and Circular 5/2021, of September 22 (which modifies Circular 2/2016).
In the Macroprudential field, Royal Decree 102/2019 was published in March 2019, establishing the Macroprudential Authority of the Financial Stability Board, establishing its legal regime. The aforementioned Royal Decree also develops certain aspects related to the macroprudential tools contained in Royal Decree-Law 22/2018. Among them, it provides that the Bank of Spain may adopt measures such as the countercyclical buffer for a given sector, sectoral limits on the concentration of exposures or the establishment of limits and conditions on the granting of loans and other operations. These measures are developed in Bank of Spain Circular 5/2021, of September 22.
Section 1.3 of this chapter includes the specific regulations governing the information requirements of the Prudential Relevance Report (Pillar 3).

BBVA. PILLAR 3 2023	1. INTRODUCTION	P. 16
1.2.Regulatory developments in 2023
During 2023, regulators have kept their previous lines of work, such as the implementation of the Basel III framework or the improvement of the bank recovery and resolution framework. In terms of sustainable finance, the developments have continued in promoting coordination between the different regulatory bodies, including risks related to environmental, social and governance (ESG) aspects in the prudential field and continuing to develop standards of reporting and disclosure requirements. Finally, the agenda in digital finance has been marked by the progress of the regulatory framework for crypto assets, data, artificial intelligence and the digital euro, among other issues.
Prudential framework
At the global level, during 2023, the report published by the Basel Committee of Banking Supervision (BCBS) about financial turmoil is worthy of mention, in which it is concluded that three structural trends might have contributed indirectly to the bank failures: the increasing role of non-bank financial intermediation, the exposure to crypto assets concentrated in a small number of banks and the ability of clients to move their funds more quickly due to the increasing digitalization.
The BCBS also published a consultation on the review of the Core Principles for Effective Banking Supervision. This review mainly updates the core principles in order to reflect changes that have already been implemented to the regulatory framework through the Basel standards. Additionally, the BCBS has continued to evaluate the risks and vulnerabilities of the global banking system and to monitor the implementation of the Basel III regulatory reform. Additionally, the BCBS published a public consultation document related to banks´disclosure of their exposure to crypto assets and another one related to the climatic risk disclosure framework under Pillar 3.
In the European prudential area, the final agreement reached by the end of the year between the Council of the European Union (hereinafter, Council) and the European Parliament (hereinafter, EP), about the transposition of the international rules of capital requirements known as Basel III, is noteworthy. The proposal presented by the European Commission (hereinafter, Commission) by the end of 2021, the “Banking Package”, aims to boost the resilience of the banks that operate in the European Union (hereinafter, EU) and to strengthen its supervision and risk management, as well as to ease the transition toward climate neutrality. This package comprises the proposal for the Capital Requirements Directive (CRD VI, which amends the earlier CRD V) and the proposal for the Capital Requirements Regulation (CRR3, which amends the earlier CRR 2). In the agreement, regulators have agreed on how to implement the so-called “output floor”, which limits the variability of banks´ capital levels through internal models, as well as the provisional transitions so that entities have enough time to adapt. Regulators have also agreed to include technical improvements in the areas of credit risk, market risk and operational risk. Likewise, the agreement includes a harmonized framework suitable for the members of the institutions´ management bodies and of the key functions´ holders. In this package a prudential provisional transition for crypto assets and for the definition of different ESG-related risks, and adjustments to improve banks´management of these risks, have also been agreed. Likewise, it has been decided to harmonize the minimum requirements for branches of third country banks and the supervision of their activities in the EU. The entry into force of these changes will be gradual and it is planned to take place from 2025 onwards. The EBA is already working to update the CRR3 implementation standards (in December it published two consultations on the requirements of supervisory information and the outreach of Pillar 3). Apart from the publications resulting from the future implementation of the banking package, the EBA published in December an update of the Guidelines on the specification and disclosure of systemic importance indicators, as well as modifications to the implementing technical standards of MREL and TLAC disclosure and reporting, which shall apply from June 2024.
Additionally, worthy of note are the publication from the European Banking Authority (EBA) of the proposal of modification of the reporting about interest rate risk in the investment portfolio and the publication of the public consultation about its project of technical standards of execution relative to the specific requirements of information presentation due to market risk. The EBA has also published its final RTS about securitization, in which conditions for the evaluation of the consistency of the underlying exposures are established in a number of simple, transparent and standardized (STS) securitization within the balance sheet.
Lastly, the ECB also published a consultation about the revised Guide of internal models, which clarifies how credit entities must include in their models climatic and environmental relevant risks. It also offers clarifications for the banks that wish to return to the standard method to calculate their risk-weighted assets.
In September 2023, the Bank of Spain (BdE, for its acronym in Spanish) adapted its methodology of minimum floors to evaluate the OSIE (Other Systemically Important Entities) capital buffers to the standard published by the ECB in December 2022 and which shall be applicable from January 1, 2024. The new standard pretends to homogenize the establishment of these buffers in Europe, raising the minimums.
In terms of the crisis management framework, at the global level, the FSB consultation on financial resources

BBVA. PILLAR 3 2023	1. INTRODUCTION	P. 17
and tools that could be used for the resolution of the central counterparty entities is worthy of mention.
In Europe the Commission presented a crisis management and deposit insurance (CMDI) framework reform proposal with the purpose of: i) making it more proportional, efficient and consistent in the management of the resolution or liquidation of any bank in the EU, ensuring the adequate funding of the process, and (ii) improving the synergies between crisis management and depositor protection, taking measures to complete the European banking union . In order to meet these goals, it is proposed to extend the scope of the resolution, clarifying and homogenizing other essential concepts. Moreover, it is intended to reinforce and extend the functions of the deposit guarantee funds (DGF) to, among other objectives, ease its use in resolution. At the moment, the EP and the Council are debating about the legislative package.
For its part, the EBA has published the final document with the Guidelines on the overall recovery capacity (ORC) in recovery planning. The objective is to establish a consistent framework for the determination of the ORC in recovery plans and their respective assessments by the competent authorities. The EBA also published its final Guidelines directed towards the resolution authorities so that they publish their approach to applying the bail-in in order to provide more transparency to market participants.
In Spain, the BdE has made the revised EBA Guidelines on methods for the calculation of contributions to deposit guarantee funds its own.
ESG
In 2023, regulatory activity in ESG matter for the banking system continued to progress in line with the previous years.
At global level, it is important to highlight some initiatives driven by global institutions such as those of the International Sustainability Standards Board (ISSB), created in November 2021 by the International Financial Reporting Standards (IFRS) Foundation. In June 2023, the ISSB published the opening standards of disclosure about sustainability, IFRS S1 and IFRS S2. The IFRS S1 offers a number of disclosure requirements designed to enable companies to inform their investors about the sustainability-related risks and opportunities that they face in the short, medium and long term. The IFRS S2 establishes specific climate-related disclosures and it is designed to be used in conjunction with the IFRS S1. These standards include the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).
In respect of the European banking system, regulatory activity continued to progress, in line with the renewed strategy of 2021 of sustainable finance.
Europe has continued to integrate ESG concepts in the prudential regulation, in the supervision and in the reporting requirements. In respect of the sustainability reporting standards, the entry into force, in January 2023, of the Corporate Sustainability Reporting Directive (CSRD) is worthy of mention. The Directive introduces more detailed obligations about environmental, social and governance issues than the earlier Non-Financial Reporting Directive (NFRD). For its development, the first package of European Sustainability Reporting Standards (ESRS) has been approved, prepared by the European Financial Reporting Advisory Group (EFRAG), advising body to the Commission. It comprises twelve ESRS with high level of detail and which extensively describe both general and specific requirements about different sustainability factors, not only environmental, that entities shall observe when preparing information. In December, EFRAG published three implementation guides for consultation on materiality, value chain and datapoint analysis. The EC proposes to postpone the adoption of sectoral ESRS to June 30, 2026. In the same month, EFRAG and the Task Force on Nature-related Financial Disclosures (TNFD) signed an agreement of cooperation to tackle nature-related issues and improve the corporate transparency related to biodiversity and ecosystems.
On October 12, the EBA published its report on prudential treatment of environmental and social risks, after the discussion paper published in May 2022. This report reaffirms the need of maintaining a focus based on risks and the fact that at this point it does not consider necessary the introduction of adjustment factors that increase the capital requirement for brown exposures or that reduce it for green ones. On the contrary, it does propose a series of adjustments to the framework, with measures in the short and in the medium/long term.
In respect of taxonomy, in June 2023, the Commission announced a new measure package in order to boost and consolidate regulation on sustainable finance in the European Union. This package includes technical selection criteria to determine if an economic activity is aligned with the environmental goals of taxonomy that were pending: sustainable use and protection and recuperation of biodiversity and ecosystems. The estimated date for the application of these standards is January 1, 2024.
After the adoption of the Regulation on European green bonds by the European Parliament, in October 2023, the Council formally adopted the Regulation. The Regulation establishes uniform requisites for the bond issuers that wish to use the denomination “European green bond” or “EuGB” for their sustainable bonds from the environmental point of view. The Regulation also establishes a registration system and a supervision framework for the EuGB external verifiers.
In June 2023, European Supervision Authorities (EBA, EIOPA and ESMA, ESAs) made their Progress Reports on greenwashing public. These reports provide a high level

BBVA. PILLAR 3 2023	1. INTRODUCTION	P. 18
definition of what is considered to be greenwashing, applicable to market participants within their respective competencies; banking, insurance and pensions and financial markets. Final reports are expected by May 2024.
In December, an agreement was reached about the proposal of the Directive on corporate sustainability due diligence, proposed by the Commission in February 2022. This directive requires that companies of all sectors identify and prevent, end or mitigate the negative impact of their activities, as well as of their subsidiaries´ operations and of their supply chains, on human rights and the environment. Once the Directive is adopted, member States will have two years to integrate it into their national legislation.
Moreover, on 1 December, the Fit-for-55 climate risk scenario analysis exercise started. The deadline set to submit information to authorities is March 25, 2024. This is an exercise in which all the relevant banks will take part with a top-down approach, and whose results will be published in an aggregated form in the first quarter of 2025. The result of the exercise will not affect the annual evaluation process (SREP). The focus of the exercise will be on the transition risk rather than the physical risk.
Digital transformation
In 2023, digitization continued to be a priority for European authorities, which have continued progressing in the implementation of the digital strategy defined by the Commission in 2020, and whose fundamental pillars are, among others, the strengthening of the use of data and the development and regulation of artificial intelligence.
In respect of the first pillar, the Commission adopted in July a new adequacy decision for the EU-United States transfer of data. In addition, the Council and the EP have finally reached an agreement on the new data Regulation concerning the access and deployment of data generated in the EU in all economic sectors, with special focus on the Internet of Things.
Another area which has drawn the most attention at the international level has been the development and regulation of artificial intelligence (AI). At the global level, the G7 leaders agreed in May an Action Plan to promote global interoperability among tools for a trustworthy AI. In this manner, they have embraced the main international guiding principles on IA and a voluntary code of conduct for AI developers, which will complement, at the international level, the standards that EU co-legislators are finalizing. In this international context, worthy of note is the EU-United States Joint Declaration of the Trade and Technology Council, where the commitment to develop a roadmap for a trustworthy AI and its risks management was restated, complementing the G7 process. At the European level, in December the political agreement regarding the new IA Regulation was reached, which will introduce specific requirements for the systems that use this technology according to the generated risk.
One of the topics that has drawn the most attention from international bodies and regulators in 2023 has been crypto-assets. At the global level, the FSB published in July the international regulatory framework for the crypto-assets activities, with general recommendations for the regulation, supervision and surveillance of their activities, as well as a revision of the high level recommendations for global stablecoins. In addition, IOSCO submitted a series of recommendations about crypto-assets to consultation in order to address the worries concerning market integrity and investor protection.
At the European level, the EP and the Council reached an agreement in April and approved the new Regulation on Markets in Crypto-assets (MiCA), which imposes a series of obligations for the issuers and providers of crypto-assets services and which will come into force in 2024. Once the regulation has been officially approved, both the ESMA and the EBA are working on the secondary legislation of the MiCA.
Furthermore, the European project for the possible issuance of a digital euro - a digital central bank currency for retail use - also saw process in 2023. On the one hand, the Commission proposed in June a legal framework for the possible digital euro, in which its features and distribution model were set, and whose negotiation began in the last quarter of 2023. On the other hand, the ECB - with whom lies the final decision of issuing a digital euro - finalized in October the research phase on the digital euro and initiated a preparation phase that will lay the foundations for a possible digital euro and which will have an initial duration of two additional years. Then, the ECB Governing Council will decide whether to give or not the green light to the next preparation phased-in order to pave the way for the possible issuance.
Other regulatory developments
Among the publications made by the European Securities and Markets Authority (ESMA), the following are worthy of mention: the final report on guidelines on MiFID II product governance requirements, the official translations of the guidelines on the new communication model for operations subject to EMIR introduced by EMIR Refit, and the final report on draft regulatory technical standards (RTS) to harmonize the central counterpart entities policies and procedures (CCP) to select, evaluate and revise the anti-cyclical margins measures.
In respect of the European Market Infrastructure Regulation (EMIR), the proposal of modification made by the Commission in December 2022 in order to reduce the risks that the high concentration of positions in some cameras outside the EU poses for the financial stability (Tier 2 central counterparties, CCP) remains on the

BBVA. PILLAR 3 2023	1. INTRODUCTION	P. 19
table. Although there is not consensus in the Council nor the EP yet, the main measures might mean the requirement to settle a percentage of transactions in UE CCP. The proposal also includes a CRD modification which might introduce Pillar Two standards for the matched positions in Tier 2 CCP.
With regard to the money laundering regulation, in Europe the EBA Guidelines on money laundering and terrorist financing risk factors (ML/RF) were published, as well as the Guidelines on policies and controls for the effective management of ML/TF risks when providing access to financial services. In addition, the Guidelines on ML/TF risk factors have been submitted to consultation in order to include the crypto-asset services providers (CASP).

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1.3.Contents of the 2023 Prudential Relevance Report
Article 13 of the CRR establishes that the parent entities of the European Union are subject, based on their consolidated situation, to the disclosure requirements set by Part Eight of CRR.
The Prudential Relevance Report (Pillar 3) of the BBVA Group, corresponding to the year ended December 31, 2023, has been prepared in accordance with the requirements of Part Eight of the CRR.
The approval and certification policy of the information published in the PRR is described in the "General Policy for disclosure of economic-financial, non-financial and corporate information" approved by the governance bodies of Banco Bilbao Vizcaya Argentaria, SA. As described in abovementioned policy, the PRR has been supervised by the Audit Committee (in the session held on February 26, 2024), with additional approval by the Board of Directors (in its meeting held on February 28, 2024).
Likewise, it should be noted that the data disclosed in the PRR - Pillar 3, have been prepared in accordance with the internal processes and controls described in the "Standard for the preparation of periodic public information of Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Group”. The aforementioned policies and standards guarantee that the information disclosed in the PRR - Pillar 3 is subject to the internal control framework defined by the Group, as well as to an adequate level of internal review.
This report provides the prudential information of BBVA Consolidated Group as of December 31, 2023 which has been prepared in accordance with the precepts contained in Part Eight of the CRR, complying with the guidelines published by EBA and the applicable technical implementation standards.
In addition, the main EBA guidelines that apply as of December 31, 2023 are highlighted below:
•Guidelines on materiality, proprietary information, and confidentiality, and on the frequency of disclosure of information according to Article 432, sections 1 and 2, and Article 433 of Regulation (EU) No. 575/2013 (EBA/GL/2014/14). These guidelines detail the process and the criteria to be followed regarding the principles of materiality, proprietary information, confidentiality and the right to omit information, and provide guidance for entities to assess the need to publish information more frequently than the annual one. These guidelines were adopted by the Bank of Spain Executive Commission in February 2015.
•Guidelines amending the EBA/GL/2018/01 guidelines on the uniform disclosure of information pursuant to Article 473a of Regulation (EU) No.
575/2013 (CRR) with regard to transitional provisions to mitigate the impact on own funds caused by the implementation of IFRS 9, aiming to guarantee compliance with the Quick Fix made to the CRR in response to the COVID-19 Pandemic (EBA/GL/2020/12). These guidelines are applicable from August 11, 2020 until the end of the transitional periods contemplated in articles 468 and 473 bis of the CRR (December 31, 2024 and December 31, 2022, respectively)
•Implementing Technical Standards published in June 2020 concerning reporting and disclosure of public information (EBA/ITS/2020/04, hereinafter “CRR2 EBA ITS”). These technical standards implement the changes introduced by CRR2.
In these technical implementation standards, the EBA, following the mandate of the European Commission in article 434a of the CRR2, implements the changes introduced by aforementioned regulation, integrating in a single document most of the disclosure requirements to the market that were disseminated in various guidelines published to date.
Additionally, these regulations also aim to unify, as far as possible, public information with the information reported to the Supervisor through integration in regulatory reporting and has meant in some cases the simplification of standard templates that could contain similar information, maintaining only those templates that include just complete and relevant information, such as those referring to the credit quality of the exposures.
Likewise, together with the aforementioned ITS, the EBA publishes for informative purposes a document called mapping tool that interrelates the quantitative information of most of the standard templates required in Pillar 3 with the regulatory reporting, which has been taken into account in the preparation of this report. The implementation of these standards may produce variations in the content and the way in which the information is presented with respect to previous periods.
•Guidelines on the specification and disclosure of systemic importance indicators (EBA/GL/2020/14), adopted by the Bank of Spain Executive Commission. These guidelines have been amended and subsequently adopted by Bank of Spain in 2022 by EBA/GL/2022/12 Guidelines.
•Guidelines on sound remuneration policies under Directive 2013/36/EU (EBA/GL/2021/04). These guidelines were adopted by the Bank of Spain Executive Commission in December 2021. In addition, as regards remuneration, the Guidelines

BBVA. PILLAR 3 2023	1. INTRODUCTION	P. 21
on the benchmarking exercises on remuneration practices, the gender pay gap and approved higher ratios under Directive 2013/36/EU (EBA/GL/2022/06), adopted as its own by the Bank of Spain on December 21, 2022, also apply.
•Commission Implementing Regulation (EU) 2022/631 of 13 April 2022 amending the implementing technical standards laid down in Implementing Regulation (EU) 2021/637 as regards the disclosure of exposures to interest rate risk on positions not held in the trading book, published in the Official Journal of the European Union (OJUE) on April 19, 2022.
•Commission implementing regulation (EU) 2022/2453 of 30 November 2022 amending the implementing technical standards laid down in Implementing Regulation (EU) 2021/637 as regards the disclosure of environmental, social and governance risks, published in the Official Journal of the European Union (OJUE) on December 19, 2022.
Annex VIII.a of this report contains the correspondence of the articles of Part Eight of the CRR on disclosure of information that are applicable at the date of the report with the different sections of the document where the required information is found. Additionally, Annex VIII.b contains the correspondence of the articles of Annex II of the Commission Implementing Regulation (EU) 2022/2453 on ESG risk disclosure with the different sections of this report.
The aforementioned annex, together with the other annexes and the tables included in this report, are in an editable format in order to facilitate their treatment, following the recommendations of the EBA Guidelines. This document is called "Pillar 3 2023 - Tables & Annexes" and available in the Shareholders and Investors / Financial Information section of the Group's website.

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2.General information requirements

2.1.Corporate name and differences between the consolidated group for the purposes of solvency regulations and accounting criteria	23
2.1.1.Corporate name and scope of application	23
2.1.2.Differences between the Consolidated Group for the purposes of solvency regulations and accounting criteria	23
2.1.3.Main changes to the Group’s perimeter in 2023	24
2.1.4.Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter	24
2.2.Identification of dependent entities with bank capital below the minimum requirement. Possible impediments to transferring own funds	28
2.3.Exemptions from capital requirements at the individual or sub-consolidated level	28

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2.1.Corporate name and differences between the consolidated group for the purposes of solvency regulations and accounting criteria
2.1.1. Corporate name and scope of application
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or “BBVA, S.A.”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) as noted on its web site (www.bbva.com).
Solvency regulations are applicable at a consolidated level for the whole Group.
2.1.2. Differences between the consolidated group for the purposes of solvency regulations and accounting criteria
The BBVA Group’s Consolidated Financial Statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of December 31, 2023, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and with any other legislation governing financial reporting which is applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
On the basis of accounting criteria, companies are considered to form part of a consolidated group when the parent entity holds or can hold, directly or indirectly, control of them. An institution is understood to control a subsidiary when it is exposed, or is entitled to, variable returns as a result of its involvement in the subsidiary and has the capacity to influence those returns through the power it exercises over the subsidiary. For control to exist, the following aspects must be fulfilled:
a.Power: An investor has power over a subsidiary when it has current rights that provide it with the capacity to direct its relevant activities, i.e. those that significantly affect the returns of the subsidiary.
b.Returns: An investor is exposed, or is entitled to variable returns, as a result of its involvement in the subsidiary when the returns obtained by the investor for such involvement may vary based on the economic performance of the subsidiary. Investor returns can be positive only, negative only, or positive and negative at the same time.
c.Relationship between power and returns: An investor has control over a subsidiary when it not only has power over the subsidiary and is exposed, or is entitled to, variable returns for its involvement in the subsidiary, but it also has the capacity to use its power to influence the returns it obtains due to its involvement in the subsidiary.
Therefore, in drawing up the Consolidated Financial Statements of BBVA Group, all dependent companies and consolidating structured entities have been consolidated by applying the full consolidation method.
Associated companies, as well as joint ventures (those over which joint control arrangements are in place), are valued using the equity method.
The list of all the companies forming part of the Group is included in the appendices to the Consolidated Financial Statements of BBVA Group.
For the purposes of solvency regulations, the following subsidiaries form part of the consolidated group, as defined in Article 18 of the CRR:
•Credit institutions
•Investment firms
•Financial Institutions
A financial institution is a company, separate from other institutions (credit institution or investment firm), whose main activity may consist of acquiring holdings or performing one or more of the following activities:
•Loans, including in particular consumer finance, credit agreements relating to immovable property, recourse and non-recourse factoring, and financing of commercial transactions (including forfaiting)
•Financial leasing
•Payment services

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•Issuing and managing other payment channels (e.g. traveler's checks and bank checks)
•Granting of guarantees and commitments
•Trading on their own account or on behalf of customers on any of the following instruments:
◦Money market instruments (checks, bills, certificates of deposit etc.)
◦Foreign currency
◦Financial futures and options
◦Foreign-exchange or interest-rate instruments
◦Marketable securities
•Participating in the issuance of securities and the provision of corresponding services
•Advising companies with regard to capital structure, industrial strategy and related matters, as well as advice and services for mergers and acquisitions of companies
•Brokerage in the interbank markets
•Managing or advising on equity management
•Custody and administration of marketable securities
•Issuance of electronic money
This definition includes financial holding companies, mixed financial holding companies, payment institutions and asset management firms, but excludes pure industrial holding companies, insurance companies, insurance holding companies and mixed insurance holding companies.
•Auxiliary services companies: A company whose main activity is holding or management of property, management of computing services or any other similar activity of an auxiliary nature with regard to the main activity of one or more institutions (credit institution or investment firm).
Therefore, for the purposes of calculating solvency requirements, and hence the drawing up of this Prudential Relevance Report, the scope of consolidating entities is different from the scope defined for the purposes of drawing up the Consolidated Financial Statements of BBVA Group.
The effect of the difference between the two regulations is mainly due to:
•Withdrawals from the balance made by entities (largely insurance companies regulated by the Solvency II regulatory framework) that are consolidated in the Consolidated Financial Statements of BBVA Group by the full consolidation method and consolidated for the purposes of solvency by applying the equity method.
•Entries to the balance contributed mainly by financial entities, consolidated by applying the equity method at the accounting level, but for the purposes of solvency, are proportionally integrated.
The list of entities that use different consolidation methods in their public and regulatory balance sheets is included in the table EU LI3 in Annex I.
2.1.3. Significant transactions in the Group in 2023
During the year 2023 no significant corporate transactions have been carried out.
2.1.4.Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter
The following table includes an exercise in transparency to show the reconciliation process between the book balances reported in the public balance sheet (attached to the Consolidated Financial Statements of BBVA Group) and the book balances this report uses (regulatory perimeter), revealing the main differences between both perimeters.

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Table 2. EU CC2 - Reconciliation of regulatory capital to balance sheet (Million Euros. 12-31-2023)

Public Balance Sheet Headings	Public Balance Sheet	Regulatory balance sheet	Reference to template EU CC1
Cash, cash balances at central banks and other demand deposits	75,416	75,618
Financial assets held for trading	141,042	141,505
Non-trading financial assets mandatorily at fair value through profit or loss	8,737	1,994
Financial assets designated at fair value through profit or loss	955	—
Financial assets at fair value through accumulated other comprehensive income	62,205	40,197
Financial assets at amortised cost	451,732	450,930
Derivatives - Hedge accounting	1,482	1,420
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(97)	(97)
Joint ventures and associates	976	4,038
Insurance and reinsurance assets	211	—
Tangible assets	9,253	8,496
Intangible assets	2,363	2,338	g)
Tax assets	17,501	16,904
Of which: deferred tax assets	14,641	14,146	h)
Other assets	2,859	4,017
Non-current assets and disposal groups classified as held for sale	923	884
Total Assets	775,558	748,244
Financial liabilities held for trading	121,715	122,145
Financial liabilities designated at fair value through profit or loss	13,299	3,977
Financial liabilities at amortised cost	557,589	552,921	o) q)
Derivatives - Hedge accounting	2,625	2,391
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—
Liabilities under insurance and reinsurance contracts	12,110	—
Provisions	4,924	4,579
Tax liabilities	2,554	1,753
Of which: deferred tax liabilities	1,677	892
Other liabilities	5,477	5,350
Non-current assets and disposal groups classified as held for sale	—	—
Total liabilities	720,293	693,116
Capital	2,861	2,861	a)
Share premium	19,769	19,769	a)
Equity instruments issued other than capital	—	—
Other equity	40	40	c)
Retained earnings	36,237	34,889	b)
Revaluation reserves	—	—
Other reserves	2,015	3,138	c)
Less: treasury shares	(34)	(34)	l)
Profit or loss attributable to owners of the parent	8,019	7,988	e)
Less: interim dividend	(951)	(951)	e)
Accumulated other comprehensive income (loss)	(16,254)	(16,050)	c)
Minority interests	3,564	3,478
Total equity	55,265	55,128
Total equity and total liabilities	775,558	748,244
The main differences between the public balance sheet and the regulatory balance sheet are due to withdrawals from the balance generated by insurance, real estate and financial entities that are consolidated through the application of the equity method for the amount of €-28,496 million; and balance entries generated by entities that are consolidated using the proportional integration method for an amount of €+1,182 million.
The following table also shows the risk to which each of the items on the regulatory balance sheet is exposed:

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Table 3. EU LI1 - Differences between the accounting and regulatory scopes of consolidation and the mapping of the financial statements categories with regulatory risk categories (Million Euros. 12-31-2023)

	Carrying values as reported in published financial statements	Carrying Values under scope of regulatory consolidation	Carrying values of items(1)
			Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the Securitisation framework	Subject to the market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets
Cash, cash balances at central banks and other demand deposits	75,416	75,618	75,353	266	—	—	—
Financial assets held for trading	141,042	141,505	132	109,351	—	141,373	—
Non-trading financial assets mandatorily at fair value through profit or loss	8,737	1,994	1,961	—	—	—	33
Financial assets designated at fair value through profit or loss	955	—	—	—	—	—	—
Financial assets at fair value through accumulated other comprehensive income	62,205	40,197	39,844	—	346	—	6
Financial assets at amortised cost	451,732	450,930	434,624	12,021	4,255	—	29
Derivatives - Hedge accounting	1,482	1,420	—	1,420	—	—	—
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(97)	(97)	—	—	—	—	(97)
Joint ventures and associates	976	4,038	3,768	—	—	—	270
Insurance and reinsurance assets	211	—	—	—	—	—	—
Tangible assets	9,253	8,496	8,496	—	—	—	—
Intangible assets	2,363	2,338	901	—	—	—	1,437
Tax assets(2)	17,501	16,904	15,916	—	—	—	988
Other assets(3)	2,859	4,017	2,695	—	—	—	1,322
Non-current assets and disposal groups classified as held for sale (4)	923	884	884	—	—	—	—
Total assets	775,558	748,244	584,574	123,058	4,602	141,373	3,988
Liabilities
Financial liabilities held for trading	121,715	122,145	—	105,636	—	122,145	—
Financial liabilities designated at fair value through profit or loss	13,299	3,977	—	—	—	—	3,977
Financial liabilities at amortised cost	557,589	552,921	—	32,689	—	—	520,232
Derivatives - Hedge accounting	2,625	2,391	—	2,391	—	—	—
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—	—	—	—	—	—
Liabilities under insurance and reinsurance contracts	12,110	—	—	—	—	—	—
Provisions	4,924	4,579	769	—	—	—	3,809
Tax liabilities(2)	2,554	1,753	778	—	—	—	975
Other liabilities	5,477	5,350	—	—	—	—	5,350
Liabilities included in disposal groups classified as held for sale	—	—	—	—	—	—	—
Total Liabilities	720,293	693,116	1,548	140,717	—	122,145	534,342
(1) For the purpose of the template, when a single item is associated with the capital requirements according to more than one risk framework, it is shown in all the columns corresponding to the capital requirements to which it is associated. As a result, the sum of the values of the columns by type of risk may be greater than the carrying value according to the scope of regulatory consolidation.

(2) Deferred tax assets that depend on future income, reduced by the amount of deferred tax liabilities (article 38 of the CRR) are € 3,389 million and have a risk weight of 250% in application of article 48 of the CRR. The remaining tax assets include deferred tax assets that do not depend on future income and current tax assets.

(3) Other assets include mainly an amount of €1,338 million relating to insurance contracts linked to pensions, which are not subject to capital requirements.
A summary table with the main sources of differences between the amount of exposures in regulatory terms (EAD) and the accounting balances according to the Financial Statements is below:

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Table 4. EU LI2 - Main sources of the differences between regulatory original exposure amounts and carrying values in financial statements (Million Euros. 12-31-2023)

	Total	Items subject to:
		Credit risk framework	Counterparty credit risk framework	Securitisation framework	Market risk framework
Asset carrying value amount under scope of regulatory consolidation	853,607	584,574	123,058	4,602	141,373
Liabilities carrying value amount under scope of regulatory consolidation	264,410	1,548	140,717	—	122,145
Total net amount under regulatory scope of consolidation	589,196	583,026	(17,659)	4,602	19,228
Amount of off-balance-sheet	214,869	214,551	318	—
Differences in valuation(1)	(362)	—	—	—	(362)
Differences due to netting agreements (netting, long/short positions) (2)	220,098	—	220,098	—
Differences due to accounting Provisions(3)	4,976	4,975	1	—
Differences due to credit risk mitigation techniques (CRM)	(48,691)	(7,009)	(41,653)	(30)
Differences due to credit conversion factors (CCF)	(131,767)	(131,767)	—	—
Differences due to risk transfer securitisations	(201)	—	—	(201)
Other(4)	11,989	(1,158)	13,147	—
Exposure amounts considered for regulatory purposes	860,107	662,617	174,253	4,371	18,866
(1) It includes the deduction for prudent valuation adjustments. This deduction is included in row 7 of table EU CC1.
(2) This amount includes the reversal of the accounting netting of derivatives and repurchase agreements to include the netting adjustment applicable in prudential regulation; and the impact of the collateral adjustment on securities financing transactions.

(3) Includes provisions for exposures to credit risk under advanced approach that do not reduce the EAD.
(4) Includes, among others, derivatives counterparty credit risk.

As the table shows, the main sources of difference between the accounting value on the balance sheet and the amount of exposure for regulatory purposes are the inclusion of off-balance sheet items after the conversion factor, the different treatment of the guarantees eligible as risk mitigation techniques and the regulatory treatment of derivative and securities financing transactions (inclusion of netting rules other than those applied in accounting value and the inclusion of the potential future exposure).

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2.2.Identification of dependent entities with bank capital below the minimum requirement. Possible impediments to transferring own funds
As of December 31, 2023, there are no entities in the Group with capital adequacy below their applicable minimum regulatory requirement.
The Group operates mainly in Spain, Mexico, Turkey and South America. The Group’s banking subsidiaries around the world are subject to supervision and regulation (with respect to issues such as compliance with a minimum level of regulatory capital) by a number of regulatory bodies.
The obligation to comply with these capital requirements may affect the capacity of these banking subsidiaries to transfer funds (e.g. via dividends) to the parent company.
In some jurisdictions in which the Group operates, the regulations lay down that dividends may only be paid with the funds available by regulation for this purpose.
2.3.Exemptions from capital requirements at the individual or sub-consolidated level
In accordance with what is set out in the solvency regulations regarding the exemption from capital requirements compliance for Spanish credit institutions belonging to a consolidated group (at individual or sub-consolidated level) established in the aforementioned regulation, the Group obtained exemption from the supervisor on December 30, 2009 for Banco Occidental, S.A. (this exemption was ratified through ECB decision 1024/2013)
In addition, for Financiero de Crédito de Portugal (BBVA IFIC, S.A.), the ECB has decided not to apply prudential or liquidity requirements individually

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3.Eligible own funds and minimum requirements

3.1.BBVA Group’s regulatory capital tiers	30
3.2.Eligible own funds	35
3.3.Own Funds requirements by risk type	40
3.3.1.Entity risk profile	40
3.3.2.Breakdown of minimum capital requirements by risk type	42
3.4.IFRS 9 and OCI Transitional Arrangements	45
3.5.Procedure used in the capital self-assessment process	47

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3.1.BBVA Group’s regulatory capital tiers
Article 92 of the CRR establishes that credit institutions must maintain the following own funds requirements at all times:
a.Common Equity Tier 1 capital ratio of 4.5%, calculated as Common Equity Tier 1 capital expressed as a percentage on the total amount of risk-weighted assets.
b.Tier 1 capital ratio of 6%, calculated as the level of tier capital 1 expressed as a percentage of the total amount of risk-weighted assets.
c.Total capital ratio of 8%, calculated as the total own funds expressed as a percentage of the total amount of risk-weighted assets
Notwithstanding the application of the Pillar 1 requirement, CRD IV allows competent authorities to require credit institutions to maintain a level of own funds higher than the requirements of Pillar 1 to cover types of risk other than those already covered by the Pillar 1 requirement (this power of the competent authority is commonly referred to as "Pillar 2R" from “Requirement”).
Additionally, CRD IV also grants the power to these authorities to propose an additional indicative buffer that entities should maintain for optimal capitalization (Pillar 2G, for “Guidance”). The latter is non-binding and, therefore, is not part of the official requirement of the entities, which establishes the threshold of the Maximum Distributable Amount (MDA, for its acronym in English). However, not complying with this additional buffer could trigger the definition of additional supervision and control measures by the ECB.
Furthermore, from 2016 and in accordance with CRD IV, credit institutions must comply with the following combined requirement of capital buffers at all times: (i) the capital conservation buffer, (ii) the buffer for global systemically important banks (the "G-SIB" buffer), (iii) the entity-specific countercyclical capital buffer, (iv) the buffer for other systemically important banks ("D-SIB" buffer) and (v) the systemic risk capital buffer. The “combined capital buffer requirement” must be met with Common Equity Tier 1 capital (“CET1”) to cover both minimum capital required by “Pillar 1” and “Pillar 2".
Both the capital conservation buffer and the G-SIB buffer (where appropriate) will apply to credit institutions as it establishes a percentage greater than 0%.
The buffer for global systemically important banks applies to those institutions on the list of global systemically important banks, which is updated annually by the Financial Stability Board (“FSB”). Considering the fact that BBVA does not appear on that list, as at the report date, the G-SIB buffer does not apply to BBVA.
Detailed information on each of the quantitative indicators that form part of the evaluation process is available on the BBVA Group's website.
The Bank of Spain has extensive discretionary powers as regards the countercyclical capital buffer specific to each bank, the buffer for other systemically important financial institutions (which are those institutions considered to be systemically important domestic financial institutions “D-SIB”) and the buffer against systemic risk (to prevent or avoid systemic or macroprudential risk). The European Central Bank (ECB) has the powers to issue recommendations in this respect following the entry into force on November 4, 2014 of the Single Supervisory Mechanism (SSM).
With regard to minimum capital requirements, following the latest decision of the SREP (Supervisory Review and Evaluation Process), which comes into force as of January 1, 2024, the ECB has notified the Group of maintaining the Pillar 2 requirement at 1.68% (of which: 1.02% at least should be covered by CET1). In addition, the D-SIB buffer applicable to the Group since January, 1, 2024, will increase 25 basis points from 0.75% in force as of December 31, 2023.Therefore, BBVA must maintain a CET1 capital ratio of 9.10% and a total capital ratio of 13.26% at a consolidated level.
Thus, the consolidated overall capital requirement includes: i) the minimum capital requirement of Common Equity Tier 1 (CET1) of Pillar 1 (4.50%); ii) the capital requirement of Additional Tier 1 (AT1) of Pillar 1 (1.50%); iii) the capital requirement of Tier 2 of Pillar 1 (2.00%); iv) the CET1 requirement of Pillar 2 (1.02%), v) the capital requirement of Additional Tier 1 (AT1) of Pillar 2 (0.28%); vi) the capital requirement of Tier 2 of Pillar 2 (0.38%); vii) the capital conservation buffer (2.50% of CET1); viii) the capital buffer for Other Systemically Important Institutions (O-SIIs) (1.00% of CET1); and ix) the countercyclical buffer (CCyB) (0.08% of CET1)
The BBVA Group has set the objective of maintaining a fully loaded CET1 ratio at a consolidated level between 11.5% and 12.0%. At the end of the financial year 2023, the fully loaded CET1 ratio was above this target management range.
CET1 phased-in ratio reach 12.67% which represents 388 basis points over the minimum requirement of 8.79%.

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Chart 5. Capital requirements and capital ratios (Phased-in)

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The following table shows the CET1 ratio that would trigger restrictions on capital distribution capacity and the capital ratios as of December 2023:

Table 5. Capital distribution constraints (12-31-2023)

	CET1 capital ratio that would trigger capital distribution constraints (%)	Current CET 1 capital ratio(%)
CET1 Pillar 1	4.50%	12.67%
CET1 Pillar 2 (P2R)	0.96%
Capital conservation buffer	2.50%
D-SIB buffer	0.75%
Countercyclical buffer	0.08%
CET1 phased-in minimum plus Basel III buffers (excluding capital used to meet other minimum regulatory capital)	8.79%
CET1 phased-in minimum plus Basel III buffers (including capital used to meet other minimum regulatory capital)	9.14%
The following table shows the distribution by geographical areas of the credit exposure for calculation of the countercyclical capital buffer. Countries where no buffer is established are grouped:

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Table 6.1. EU CCyB1 - Geographical breakdown of relevant credit exposures for the calculation of the countercyclical capital buffer (Million Euros. 12-31-2023)

	General credit exposures (1)		Trading book exposure		Securitisation exposure	Total exposure value	Own funds requirements				Risk-weighted exposure amounts	Own funds requirements weights	Countercyclical capital buffer rate
	Exposure value for SA	Exposure value for IRB	Sum of long and short position of trading book	Trading book exposure value for internal models	Exposure value for SA		Of which: General credit exposures	Of which: Trading book exposures	Of which: Securitisation exposures	Total
Geographical breakdown
Germany	165	5,941	193	184	11	6,495	193	3	—	196	2,447	0.90%	0.75%
Australia	26	406	—	—	—	432	18	—	—	18	228	0.08%	1.00%
Bulgaria	26	1	—	—	—	27	2	—	—	2	28	0.01%	2.00%
Cyprus	—	1	—	—	—	1	—	—	—	—	—	—%	0.50%
Croatia	18	—	—	—	—	18	—	—	—	—	1	—%	1.00%
Denmark	—	147	4	5	—	156	5	—	—	6	69	0.03%	2.50%
Slovakia	—	149	—	—	—	149	23	—	—	23	289	0.11%	1.50%
Slovenia	—	—	—	—	—	—	—	—	—	—	2	—%	0.50%
Estonia	63	1	—	—	—	63	5	—	—	5	63	0.02%	1.50%
France	1,469	7,399	128	125	—	9,121	317	4	—	321	4,010	1.48%	0.50%
Hong-Kong	4	3,157	—	—	—	3,160	58	—	—	58	720	0.27%	1.00%
Ireland	11	1,382	5	5	299	1,702	42	—	5	47	591	0.22%	1.00%
Iceland	—	—	—	—	—	—	—	—	—	—	—	—	2.00%
Lithuania	—	1	—	—	—	1	—	—	—	—	—	—%	1.00%
Luxembourg	90	2,088	19	24	—	2,221	105	2	—	107	1,338	0.49	0.50%
Norway	13	51	17	21	—	101	2	—	—	2	26	0.01%	2.50%
Netherlands	617	5,030	85	86	—	5,818	221	3	—	224	2,796	1.03%	1.00%
United Kingdom	775	8,007	28	27	—	8,837	411	4	—	415	5,186	1.92%	2.00%
Czech Republic	4	59	—	—	—	64	3	—	—	3	35	0.01%	2.00%
Romania	2,258	11	—	—	—	2,269	121	—	—	121	1,509	0.56%	1.00%
Sweden	14	271	9	9	—	304	14	1	—	15	187	0.07%	2.00%
Uruguay	2,550	68	—	—	—	2,618	151	—	—	151	1,887	0.70%	0.25%
Total countries with countercyclical capital buffer	8,103	34,170	488	486	310	43,557	1,691	17	5	1,714	21,412	7.91%
Argentina	3,656	154	1	—	—	3,811	229	—	—	229	2,867	1.06%	—
Colombia	17,750	1,059	46	15	—	18,870	1,121	4	—	1,125	14,061	5.19%	—
Spain	21,287	147,553	49	43	4,061	172,993	6,938	3	35	6,977	87,208	32.21%	—
United States	6,544	28,444	97	95	—	35,179	1,369	3	—	1,372	17,154	6.33%	—
Mexico	46,712	46,999	345	338	—	94,394	5,665	46	—	5,711	71,392	26.37%	—
Peru	13,751	663	—	—	—	14,414	781	—	—	781	9,761	3.61%	—
Portugal	2,576	2,408	5	2	—	4,992	242	—	—	242	3,029	1.12%	—
Turkey	39,147	520	56	—	—	39,723	2,626	5	—	2,631	32,888	12.15%	—
Total countries with a 0% countercyclical buffer or without countercyclical capital buffer (with own funds requirements greater than 1%)	151,423	227,800	599	493	4,061	384,376	18,971	61	35	19,068	238,359	88.04%
Other areas (2)	3,975	16,962	185	95	—	21,218	870	10	—	879	10,987	4.05%
Total countries without countercyclical capital buffer (with own funds requirements less than 1%)	3,975	16,962	185	95	—	21,218	870	10	—	879	10,987	4.05%
Total	163,501	278,932	1,272	1,074	4,371	449,151	21,532	88	40	21,661	270,757	100.00%
(1) Credit exposure excludes exposures to Central Governments or Central Banks, Regional Governments or Local Authorities, Public sector entities, Multilateral Development Banks, International Organisations and Institutions in accordance with art. 140.4 of Directive 2013/36/EU.

(2) A full breakdown of the countries with relevant exposures for the calculation of the countercyclical capital buffer which are included in "Other areas", is in Annex IV.

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Table 6.2. EU CCyB2 - Amount of institution-specific countercyclical capital buffer (Million Euros. 12-31-2023)

Total risk exposure amount	363,915
Institution specific countercyclical buffer rate (1)	0.08%
Institution specific countercyclical buffer requirement	302
(1) Countercyclical capital buffer calculated as of December 2022 in accordance with Commission Delegated Regulation (EU) 2015/1555.
The countercyclical capital buffer requirement applicable to the BBVA Group is approximately 0.08%, which increased 4 basis points compared to December 2022. This requirement means that the Group must maintain an additional capital buffer of 302 million euros at the end of December 2023.
The growth is mainly due to the increase of the requirement in the United Kingdom (2%) from 1%, as well as the activation France (0.5%), territories where the Group has significant exposures, making both among the top 10 countries where the Group has the greatest exposure. The activation in the Netherlands (1%), Germany (0.75%) and Uruguay (0.25%) as well as the increase of 0.5% (up to 1%) in Romania, countries that together account for slightly more than 4% of the Group's total requirements has also affected, although to a lesser extent. Lastly, the requirement has been less affected by the activation or increase of the requirement in other less relevant geographies for the Group.

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3.2.Eligible own funds
For the purposes of calculating minimum capital requirements, according to Regulation (EU) 575/2013 and subsequent amendments, which are applicable as of the report date, the elements and instruments of Tier 1 capital are defined as the sum of Common Equity Tier 1 capital (CET1) and additional Tier 1 capital (AT1), as defined in Part Two, Title I, Chapters I to III of the CRR, as well as their corresponding deductions, in accordance with Articles 36 and 56, respectively.
Also considered are the elements of Tier 2 capital defined in Part Two, Title I of Chapter IV, Section I of the CRR. The deductions defined as such in Section II of the same Chapter are also considered.
The level of Common Equity Tier 1 capital essentially comprises the following elements:
a.Capital and share premium: this includes the elements described in article 26 section 1, and 28 of the CRR and the EBA list referred to in Article 26 Section 3 of the CRR.
b.Accumulated gains: in accordance with Article 26. 1 c), the gains that may be used immediately and with no restriction to cover any risk or losses are included, in the event that they occur.
c.Other accumulated income and other reserves: in accordance with Article 26. 1, d) and e), this item primarily classifies the exchange-rate differences and the valuation adjustments associated with the portfolio of financial assets at fair value with changes to other comprehensive income.
d.Minority interests eligible as CET1: includes the sum of the Common Equity Tier 1 capital instruments of a subsidiary that arise in the process of its global consolidation and are attributable to natural or legal third persons other than companies included in the consolidation, calculated in accordance with Article 84 et seq. of the CRR.
e.Net profit of the year attributed to the Group: the independently verified profits are included, net of any possible expense or foreseeable dividend previously authorised by the supervisor (following the treatment set out in Article 5 of Decision (EU) 2015/656 of the ECB). As of December 31, 2023, it includes the prudential accrual of 0.39 cents/share as Shareholders remuneration related to 2023 Group results, which has been agreed by the Management Board on January, 29, 2024 (pending approval by the General Shareholders' Meeting to be held on March 15, 2024).
Furthermore, CET1 capital is adjusted mainly through the following deductions:
f.Additional value adjustments: this includes adjustments resulting from the prudent valuation of positions at fair value, as set out in Article 105 of the CRR.
g.Intangible assets: these are included net of the corresponding tax liabilities, as set out in Article 36.1 b) and Article 37 of the CRR. It mainly includes goodwill, software and other intangible assets. The amount shall be deducted from the amount of the accounting revaluation of the intangible assets of the subsidiaries derived from the consolidation of the subsidiaries attributable to persons other than the companies included in the consolidation. This includes the positive effect due to the prudent treatment of software following the publication of Delegated Regulation 2020/2176 of December 22.
h.Deferred tax assets: it includes deferred tax assets that rely on future profitability and do not rise from temporary differences (net of the corresponding tax liabilities when the conditions established in Article 38.3 of the CRR are met), as per Article 36.1 c) and Article 38 of the CRR, mainly loss carryforwards (LCFs).
i.Reserves at fair value related to losses or gains from cash flow hedging: includes value adjustments of cash flow hedging of financial instruments not valued at fair value, including expected cash flows in accordance with Article 33 a) of the CRR.
j.Negative amounts due to the calculation of the expected losses: the default provision on expected losses in exposure weighted by method based on internal ratings, calculated in accordance with Article 36.1 d) of the CRR, is included.
k.Profit and loss at fair value: these are derived from the entity’s own credit risk, in accordance with Article 33 b) of the CRR.
l.Direct, indirect and synthetic holdings of own instruments (treasury stock): includes the shares and other instruments eligible as capital that are held by any of the Group’s consolidating entities, together with those held by non-consolidating entities belonging to the economic Group, as set out in Article 36.1 f) and Article 42 of the CRR. It mainly includes the amount of the treasury stock up to the maximum limit authorized by the ECB to the BBVA Group and the financing of own treasury shares.
m.Securitisation: any instance of securitisation that receives a risk weight of 1.250% is included, as set out in Article 36.1 k) ii) of the CRR.
n.Other regulatory adjustments: other CET1 deductions are included according to the CRR,

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which were not recognised in the above headings, such as:
i.losses and gains at fair value arising from the entity's own credit risk related to derivative liabilities (DVA).
ii.the amount corresponding to the insufficient coverage of non-performing exposures, taking into account both Article 36.1.m) of the CRR and the supervisory expectations on prudential provisions for non-performing exposures published in the Appendix to the ECB Guide on non-performing loans for credit institutions published in March 2018.
iii.the adjustment for the transitional treatment of the impact of IFRS9. In this regard, it is worth mentioning that since 2018, the BBVA Group has applied the static and dynamic treatment of the impacts of IFRS 9, therefore, the phased-in capital and leverage ratios are calculated taking into account the transitional provisions defined in Article 473 bis of the CRR and its subsequent amendments to the aforementioned article introduced by Regulation 2020/873 of the Parliament and of the Council of June 24, 2020 in response to the COVID19 Pandemic, opting to apply section 7a of the aforementioned article in the calculation of the impact of the transitory treatment on phased-in risk-weighted assets. As of December 31, 2023 no adjustment is included for this transitional treatment.
iv.the amount of the deduction arise from significant holdings in financial institutions and deferred tax assets arising from temporary differences that exceed the 10% limit of the CET1, as well as the deduction for exceeding the joint limit of 17.65% of the CET1 according to Article 48.2 of the CRR.
In addition, as of December 31, 2023, the Group do not hold stakes in financial institutions that are excluded from the application of the previously mentioned limits (article 49 of the CRR) and, therefore, the standard template of the EBA EU INS1 shall not be applicable.
v.the execution of 781 million share buyback program, subject to obtaining the corresponding authorizations and the communication of the specific terms and conditions of the program prior to the beginning of its execution.
In addition, the Group includes as eligible own funds the AT1 capital, which is comprised of:
o.Capital instruments and share premium eligible as AT1: this item includes the perpetual contingent convertible securities that meet the conditions set out in Articles 51 and 52.1, 53 and 54 of the CRR.
p.Qualifying Tier 1 capital included in the consolidated additional capital issued by affiliates and held by third parties: this item includes the amount of additional Tier 1 capital from the subsidiaries, calculated in accordance with Article 85 and 86 of the CRR.
Finally, the Group also includes Tier 2 eligible capital as own funds, which includes the following elements:
q.Capital instruments and Tier 2 share premiums: includes funding that, for credit ranking purposes, comes behind all the common creditors. The issues, moreover, have to fulfil a number of conditions, which are laid out in Article 63 of the CRR, taking into account the transitory provisions established in Part Ten, Chapter 4 of the CRR
r.Eligible own funds instruments eligible as Tier 2 capital issued by subsidiaries and held by third parties: these instruments are included under Articles 87 and 88 of the CRR.
s.Credit risk adjustments: it includes the surplus resulting from comparing the provisions and expected credit losses related to exposures calculated under IRB approach with the limit of 0.6% of the risk-weighted exposure.
t.Tier 2 Regulatory adjustments: this mainly includes direct and indirect holdings of own Tier 2 capital instruments and the adjustment of the element described in letter s) derived from the transitional treatment of the impact of IFRS9.
Annex III outlines the main characteristics of capital instruments eligible for inclusion as additional Tier 1 and Tier 2 capital, in accordance with the standard template EU CCA.

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The amount of total eligible capital, net of deductions, for the different items making up the capital base as of December 31, 2023 and 2022, respectively, is below, in accordance with the requirements for the disclosure of information related to regulatory own funds established by the Implementing Technical Standards (EBA/ITS/2020/04) (Implementing Regulation 2021/637 of March 15, 2021):

Table 7. Amount of capital (EU CC1) (Million Euros)

Reference to template EU CC2(1)	12-31-2023	6-30-2023	12-31-2022
a) Capital and share premium	22,629	23,437	23,810
b) Retained earnings	34,889	34,766	31,436
c) Other accumulated earnings and other reserves	(12,872)	(13,054)	(13,952)
d) Minority interests eligible as CET1	1,864	1,928	1,853
e) Net profit of the year attributable to the Group (2)	4,759	1,929	3,814
Common Equity Tier 1 Capital before other regulatory adjustments	51,269	49,006	46,962
f) Additional value adjustments	(362)	(339)	(356)
g) Intangible assets	(1,421)	(1,470)	(1,395)
h) Deferred tax assets	(988)	(1,123)	(1,057)
i) Fair value reserves related to gains or losses on cash flow hedges	(114)	226	425
j) Expected losses in equity	(200)	(194)	(16)
k) Profit or losses on liabilities measured at fair value	(55)	(58)	(72)
l) Direct, indirect and synthetic holdings of own instruments	(331)	(354)	(356)
m) Securitisations tranches at 1250%	—	(1)	(1)
n) Other CET1 regulatory adjustments (3)	(1,681)	(548)	(1,396)
Total Common Equity Tier 1 regulatory adjustments	(5,153)	(3,861)	(4,223)
Common Equity Tier 1 (CET1)	46,116	45,146	42,738
o) Equity instruments and AT1 share premium	5,715	5,841	4,875
p) Qualifying Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	319	330	318
Additional Tier 1 before regulatory adjustments	6,033	6,171	5,193
Additional Tier 1 (AT1)	6,033	6,171	5,193
Tier 1 (Common Equity Tier 1+Additional Tier 1)	52,150	51,316	47,931
q) Equity instruments and Tier 2 share premiums	5,214	4,097	3,510
r) Eligible own funds instruments included in consolidated Tier 2 issued by subsidiaries and held by third parties	2,890	2,670	2,310
s) Credit risk adjustments	88	264	213
Tier 2 before regulatory adjustments	8,192	7,031	6,033
t) Tier 2 regulatory adjustments	(10)	(10)	(103)
Tier 2	8,182	7,021	5,930
Total Capital (Total capital = Tier 1 + Tier 2)	60,332	58,337	53,861
Total RWAs	363,915	347,442	337,066
CET 1 (phased-in)	12.67%	12.99%	12.68%
CET 1 (fully loaded)	12.67%	12.99%	12.61%
TIER 1 (phased-in)	14.33%	14.77%	14.22%
TIER 1 (fully loaded)	14.33%	14.77%	14.15%
Total Capital (phased-in)	16.58%	16.79%	15.98%
Total Capital (fully loaded)	16.58%	16.79%	15.94%
(*) As of 31 December 2022, the difference between the phased-in and fully loaded ratios arises from the transitional treatment of certain elements of capital, mainly the impact of IFRS 9, to which the BBVA Group has voluntarily adhered (in accordance with article 473a of the CRR). See table 11 for more information on the transitional impact of IFRS 9. In 2023, there is no difference between both ratios due to this transitional treatment.

(1) References to regulatory balance sheet (EU CC2) where these items are included.
(2) As of December 31, 2023, the foreseeable cash dividend from the total shareholder remuneration subject to General Shareholders Meeting approval is deducted.
(3) As of December 31, 2023, the foreseeable share buy-back component from the total shareholder remuneration subject to General Shareholders meeting approval is deducted.
The CET1 fully loaded ratio of the BBVA Group (hereinafter, the Group) stood at 12.67% at the end of December 2023, which allows maintaining a large management buffer over the Group's CET 1 requirement (8.79%) and over the Group's target management range established between 11.5-12% of CET 1. The phased-in CET 1 ratio was also 12.67%, given that there is no difference between the two ratios by the effect of the transitional adjustments of the IFRS9 impacts on solvency indicators.
The CET1 fully loaded ratio has increased by 6 basis points, mainly explained by the generation of earnings in the year (+233 basis points) which, net of shareholder remuneration and payment of convertible contingent instrument coupons (CoCos), generated a positive contribution of +106 basis points.
Meanwhile, the growth in risk-weighted assets (RWAs) derived from the organic growth of the business in constant terms has drained -132 basis points.

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Finally, the other elements that make up CET 1, apart from the extraordinary Share BuyBack (SBB), had a positive contribution of +64 basis points; these include the positive reversal of the NPL backstop, the effects of market evolution, the calculation of minority interests, regulatory impacts as well as the positive impact in OCI equivalent to the net monetary position value loss in hyperinflationary economies registered in results. The aforementioned Buyback has had an effect of -32 basis points.
Consolidated fully loaded Additional Tier 1 (AT1) capital fully loaded stood at 1.66% at December 31, 2023, 12 basis points higher than in 2022, mainly due to the issuance in June of €1.0 billion Contingent Convertible instruments by BBVA S.A. In addition, BBVA S.A. issued in September another AT1 instrument of $1.0 billion. Also in September, the call for redemption of another contingent convertible issuance of €1.0 billion nominal value was made.
The Tier 2 fully loaded ratio stood at 2.25% which represents an increase of 46 basis points compared to 2022, mainly explained by the subordinated issuances by
BBVA S.A, in June €750 million, one issuance of GBP 300 million in August and another of $750 million in November. In addition, BBVA Mexico issued $1.0 billion in June.
As a consequence of the foregoing, the fully loaded total capital ratio stands at 16.58% as of December 2023, while the total phased-in ratio is also 16.58% as of the same date.
Following the latest SREP (Supervisory Review and Evaluation Process) decision, the ECB has informed the Group that, effective January 1, 2024, it must maintain at consolidated level a total capital ratio of 13.26% and a CET1 capital ratio of 9.10%2, including a Pillar 2 requirement at consolidated level of 1.68% (a minimum of 1.02% must be satisfied with CET1), of which 0.18% is determined on the basis of the ECB's prudential provisioning expectations, and must be satisfied by CET1.
The evolution of fully loaded CET1 ratio during the year 2023 is below:

Chart 6. Annual evolution of the CET1 fully loaded ratio

(1) Includes, among others, the reversal of the NPL backstop in January, minority interests, market related impacts, regulatory impacts and the credit in OCIs that offset the debit in P&L due to the hyperinflation accounting.

The process of reconciliation between accounting own funds and regulatory own funds is shown below. Based on the shareholders’ equity reported in the Consolidated Financial Statements of BBVA Group and applying the deductions and adjustments shown in the table below, reaching to the regulatory capital figure eligible for solvency purposes:
2 Considering update of countercyclical buffer as of December 2023.

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Table 8. Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter (Million Euros)

Eligible capital own funds*	12-31-2023	12-31-2022
Capital	2,861	2,955
Share premium	19,769	20,856
Retained earnings, revaluation reserves and other reserves	38,251	35,056
Other equity	40	63
Less: Treasury shares	(34)	(29)
Attributable to the parent company	8,019	6,358
Attributable dividend	(951)	(722)
Total equity	67,955	64,535
Accumulated other comprehensive income (Loss)	(16,254)	(17,642)
Non-controlling interest	3,564	3,623
Shareholders' equity	55,265	50,517
Goodwill and other intangible assets	(1,421)	(1,395)
Differences from solvency and accounting level	(137)	(123)
Equity not eligible at solvency level	(137)	(123)
Other adjustments and deductions(2)	(7,591)	(6,262)
Common Equity Tier 1 (CET 1)	46,116	42,738
Additional Tier 1 before Regulatory Adjustments	6,033	5,193
Total regulatory adjustments of additional Tier 1	—	—
Tier 1	52,150	47,931
Tier 2	8,182	5,930
Total Capital (Tier 1 + Tier 2)	60,332	53,861
Total Minimum capital required(1)	47,455	43,111
*Restated balances as of December, 31, 2022, according to IFRS17 - Insurance contracts
(1) Calculated over minimum total capital applicable for each period.
(2) Other adjustments and deductions include, among others, the adjustment related to the amount of minority interest not eligible as capital, the amount of the treasury shares repurchase up to the maximum limit authorised by the ECB to BBVA Group and the amount of dividends not yet distributed.

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3.3.Own Funds requirements by risk type

3.3.1. Entity risk profile
The BBVA Group has a general risk management and control model (hereinafter, the “Model”) that is appropriate for its business model, its organisation, the countries where it operates and its corporate governance system. This model allows the Group to carry out its activity within the risk management and control strategy and policy defined by the corporate bodies of BBVA and to adapt itself to a changing economic and regulatory environment, facing this management at a global level and aligned to the circumstances at all times. The Model establishes a suitable risk management system related to the risk profile and strategy of the entity.

The types of risk inherent in the business that make up the risk profile of the Group are as follows:
•Credit risk and dilution: Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. This includes counterparty risk, issuer risk, liquidation risk and country risk.
•Counterparty risk: The credit risk corresponding to derivative instruments, repurchase and reverse repurchase transactions, securities or commodities lending or borrowing transactions and deferred settlement transactions.
•Credit Valuation Adjustment Risk (CVA): Its aim is to reflect the impact on the fair value of the counterparty’s credit risk, resulting from OTC derivative instruments which are not recognised credit derivatives for the purpose of reducing the amount of credit risk weighted exposure
•Market risk: Market risk originates in the possibility that there may be losses in the value of positions held due to movements in the market variables that affect the valuation of financial products and assets in the trading book. This includes risk with respect to the position in debt and equity instruments, exchange rate risk and commodity risk.
•Operational risk: a risk that may cause losses as a result of human error; inadequate or defective internal processes; inadequate conduct toward customers, in the markets or against the company; failures, interruptions or deficiencies in systems or communications; theft, loss or misuse of information, as well as deterioration of its quality; internal or external fraud including, in all cases, fraud resulting from cyber-attacks; theft or physical damage to assets or persons; legal risks; risks resulting from workforce and occupational health management; and inadequate service provided by suppliers. This definition includes legal risk, but excludes strategic and/or business risk and reputational risk.
•Structural risk: This is divided into structural interest-rate risk (movements in market interest rates that cause changes in an entity’s net interest income and book value) and structural exchange-rate risk (exposure to variations in exchange rates originating in the Group’s foreign companies and in the provision of funds to foreign branches financed in a different currency from that of the investment).
•Liquidity risk: Risk of an entity having difficulties in duly meeting its payment commitments, or where, to meet them, it has to resort to funding under burdensome terms which may harm the Group’s image or reputation.
•Reputational risk: Considered to be the potential loss in earnings as a result of events that may negatively affect the perception of the Group’s different stakeholders.
The following table shows the total capital requirements broken down by risk type as of quarter-end from December 31, 2022 to December 31, 2023:

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Table 9. EU OV1 - Overview of RWAs (Million Euros)

	RWEAs(1)					Minimum Capital Requirements (2) (3)
	12-31-2023	9-30-2023	6-30-2023	3-31-2023	12-31-2022	12-31-2023
Credit risk (excluding CCR) (4)	306,177	300,256	290,588	294,101	285,362	24,593
Of which the standardised approach (5)	147,485	150,769	145,897	148,086	143,612	11,799
Of which the Foundation IRB (F-IRB) approach	—	—	—	—	—	—
Of which: slotting approach	5,809	5,808	5,717	5,573	5,177	465
Of which equity IRB under the simple risk-weighted approach(6)	3,269	2,763	2,549	2,737	2,570	262
Of which the Advanced IRB (A-IRB) approach (7)	138,722	129,351	125,726	110,095	102,547	11,098
Counterparty credit risk - CCR	10,288	11,472	12,268	11,577	11,232	823
Of which the standardised approach (8)	6,333	6,630	7,498	6,695	6,725	507
Of which internal model method (IMM)	—	—	—	—	—	—
Of which exposures to a CCP(9)	726	711	798	762	702	58
Of which credit valuation adjustment - CVA	1,429	1,369	1,548	1,455	1,741	114
Of which other CCR	1,800	2,761	2,423	2,664	2,063	144
Settlement risk	44	—	—	—	—	3
Securitisation exposures in the non-trading book (after the cap)(10)	502	427	431	443	455	40
Of which internal assessment approach (SEC-IRBA)	434	385	409	428	438	35
Of which external assessment approach (SEC-ERBA)	68	43	22	15	17	5
Of which standardised approach (SEC-SA)	—	—	—	—	—	—
Of which 1250%/ deduction (10)	—	—	—	—	—	—
Market Risk	16,101	17,063	16,144	14,566	12,969	1,190
Of which the standardised approach (SA)	6,464	6,421	5,946	4,700	4,716	517
Of which IMA	8,406	9,266	9,040	7,878	8,252	672
Large exposures	—	—	—	—	—	—
Operational risk(11)	30,805	28,754	28,012	27,911	27,049	2,464
Of which basic indicator approach	1,297	765	774	918	946	104
Of which standardised approach	29,508	24,676	25,030	25,890	26,103	2,361
Of which advanced measurement approach	—	—	—	—	—	—
Amounts below the thresholds for deduction (subject to 250% risk weight)(12)	17,296	17,090	16,932	17,163	16,268	1,384
Total	363,915	357,972	347,442	348,598	337,066	29,113
(1) Risk-weighted assets according to the phased-in period.
(2) Considering the minimum total capital requirement of 8% (Article 92 of the CRR).
(3) Under the total capital requirement ratio after the supervisory review process (SREP), the total capital requirement ratio amounts to 13.04% (€47,455 million as of the reporting date).
(4) Including amounts below the deduction thresholds subject to 250% weight (DTAs rise to €8,982 million and significant investments in financial sector entities and insurance companies amounting to €8,314 million).

(5) Excluding deferred tax assets arising from temporary differences subject to 250% risk weight in accordance with Article 48.4 CRR. This amount is €335 million as of December 31, 2023.
(6) It only includes equity exposures under the simple method of IRB approach.
(7) It only includes credit risk exposures under the advanced internal ratings-based approach (AIRB).
(8) It only includes SA-CCR for derivatives.
(9) This row includes the total RWAs corresponding to exposures with central counterparties (CCPs), both qualified and non-qualified, among which are also the initial margins.
(10) The BBVA Group deducts from capital those securitisations meeting the deduction requirements, so it does not apply a weight of 1,250% to these exposures. In this row, the value of €11 million that would result from applying this weight to the exposures deducted is not included.

(11) This line includes capital consumptions that the Group incorporates to reflect a more conservative treatment of certain elements in accordance with article 3 CRR.
(12) The information in this row is disclosed for information purposes only, as the amount included here is also included in row 1, where institutions are requested to disclose information on credit risk. As a consequence, this row should not be taken into account when calculating the total indicated at the bottom of the table.

In 2023, risk-weighted assets have grown by approximately €27 billion, mainly in credit risk, and to a lesser extent in operational risk. In credit risk, growth is concentrated in advanced approaches.
On the other hand, the exchange rate effect led to a reduction of around €14 billion, concentrated in Turkey and Argentina.
The evolution of RWAs by type of risk is explained in more detail in the respective sections of the report.
Total risk-weighted assets are shown below, broken down by type of risk (where credit risk includes counterparty risk) as of December 31, 2023 and December 31, 2022:

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Chart 7. Distribution of RWAs by risk type eligible on Pillar 1

(1) Credit Risk includes CVA risk

3.3.2. Breakdown of minimum capital requirements by risk type
This section provides an overview of risk-weighted assets and the minimum capital requirements established by Article 92 of the CRR.
The following table is a breakdown of risk-weighted assets and capital requirements broken down by risk type and exposure categories as of December 31, 2023, September 30, 2023 and December 31, 2022:

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Table 10. Capital requirements by risk type and exposure class (Million Euros)

	Capital requirements(2)			RWA's(1)
Exposure Class and risk type	12-31-2023	9-30-2023	12-31-2022	12-31-2023	9-30-2023	12-31-2022
Credit Risk	12,046	12,427	11,779	150,580	155,340	147,240
Central governments or central banks	2,348	2,492	2,500	29,349	31,154	31,254
Regional governments or local authorities	106	119	107	1,320	1,485	1,335
Public sector entities	75	80	80	932	1,001	1,002
Multilateral development banks	—	—	—	6	6	6
International organisations	—	—	—	—	—	—
Institutions	364	361	393	4,548	4,511	4,916
Corporates	3,642	3,831	3,660	45,522	47,890	45,746
Retail	3,198	3,222	2,910	39,973	40,279	36,379
Secured by mortgages on immovable property	884	889	790	11,056	11,117	9,871
Exposures in default	245	231	215	3,064	2,890	2,691
Exposures associated with particularly high risk	258	246	225	3,219	3,071	2,809
Covered bonds	—	—	—	—	—	—
Claims on institutions and corporates with a short-term credit assessment	—	—	—	—	1	—
Collective investments undertakings	—	2	—	1	29	1
Equity exposures	—	—	—	—	—	—
Other exposures	927	952	898	11,590	11,905	11,230
Total credit risk by standardised approach	12,046	12,427	11,779	150,580	155,340	147,240
Credit Risk	12,018	11,247	9,075	150,223	140,590	113,432
Central governments or central banks	100	105	88	1,249	1,311	1,105
Institutions	673	610	587	8,407	7,620	7,336
Corporates	7,632	7,309	6,441	95,402	91,359	80,508
Of which: SMEs	1,435	1,288	1,032	17,942	16,106	12,896
Of which: Specialised lending	485	473	424	6,060	5,914	5,306
Of which: Others	5,712	5,547	4,985	71,401	69,338	62,307
Retail	3,613	3,224	1,959	45,164	40,300	24,483
Of which: Secured by mortgages on immovable property (SME)	147	151	86	1,844	1,882	1,078
Of which: Secured by mortgages on immovable property (non-SME)	1,258	1,259	713	15,721	15,737	8,916
Of which: Qualifying revolving	1,417	1,232	709	17,710	15,395	8,868
Of which: Other SMEs	152	131	93	1,902	1,639	1,158
Of which: Other Non-SMEs	639	452	357	7,988	5,647	4,463
Equity	1,133	1,086	1,048	14,161	13,577	13,097
Simple risk weight approach	262	221	206	3,269	2,763	2,570
Exposures in sufficiently diversified portfolios (RW 190%)	138	131	120	1,727	1,638	1,500
Exchange traded exposures (RW 290%)	67	49	44	836	610	551
Others (RW 370%)	57	41	42	706	515	519
PD/LGD approach	186	196	180	2,320	2,444	2,250
Internal models approach	21	38	38	257	469	481
Exposures subject to 250% risk weght	665	632	624	8,314	7,901	7,796
Total credit risk by IRB approach	13,151	12,333	10,122	164,384	154,167	126,529
Total contributions to the default fund of a CCP	6	8	12	72	101	154
Securitisation exposures	40	34	36	502	427	455
Total credit risk	25,243	24,803	21,950	315,538	310,036	274,378
Settlement risk	3	—	—	44	—	—
Standardised approach:	517	514	377	6,464	6,421	4,716
Of which: Fixed income price risk	216	223	167	2,697	2,792	2,088
Of which: Equity market risk	1	2	1	15	23	16
Of which: Price risk in CIUs	10	20	18	119	254	230
Of which: Foreign exchange risk	291	268	191	3,632	3,352	2,383
Of which: Commodities risk	—	—	—	—	—	—
IMA: Market Risk	672	741	660	8,406	9,266	8,252
Total trading book risk	1,190	1,255	1,037	14,870	15,686	12,969
CVA risk	114	110	139	1,429	1,369	1,741
Operational risk	2,464	2,035	2,164	30,805	25,442	27,049
Others (3)	98	435	1,674	1,231	5,439	20,929
Capital requirements	29,113	28,638	26,965	363,915	357,972	337,066
(1) Risk-weighted assets for the transitional period (phased-in).
(2) Calculated on the minimum total capital requirements of 8% (Article 92 of the CRR).
(3) This line includes capital consumptions that the Group incorporates to reflect a more conservative treatment of certain elements in accordance with article 3 CRR.

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The full series of the capital requirements and RWA by risk type, during the year 2023, is available in the editable file "Pillar 3 2023 - Tables & Annexes".

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3.4.IFRS 9 and OCI Transitional Arrangements
The table below shows a comparison of institutions' own funds and capital and leverage ratios with and without the application of the transitional treatment of IFRS9 impact, and with and without the application of the transitional treatment in accordance with Article 468 of the CRR, according to the standard format set by EBA guidelines (EBA/GL/2018/01).
Since 2018 BBVA Group has applied the transitional treatment of IFRS9 impact. Therefore, phased-in capital ratios and leverage ratio are calculated taking into account the transitional provisions as defined by article 473a of the CRR and its subsequent amendments made by Regulation 2020/873 of the Parliament and Council of 24 June 2020 in response to the COVID-19 pandemic. The Group also applies paragraph 7a of the aforementioned article in calculating the impact of the transitional treatment on phased-in risk-weighted assets.
In addition, the Group decided not to apply the transitional treatment of unrealised gains and losses measured at fair value through other comprehensive income (hereinafter, unrealised gains and losses measured at FVTOCI) outlined in Article 1, Paragraph 6 of the aforementioned regulation amending Article 468 of the CRR. Therefore, the Group's own funds, and its capital adequacy and leverage ratios, reflect as of December, 31, 2022 the full impact of the aforementioned unrealised gains and losses measured at FVTOCI. This transitional provision ended on 1 January 2023.
As of December 31, 2023, the transitional provisions have no impact on the ratio, so fully loaded and phased-in are the same.

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Table 11. IFRS 9-FL - Comparison of institutions’ own funds and capital and leverage ratios with and without the application of transitional arrangements for IFRS 9 or analogous ECLs and with and without the application of the temporary treatment of gains and losses measured at Fair Value through OCI (Million Euros)

Available capital (Million Euros)	12-31-2023	9-30-2023	6-30-2023	3-31-2023	12-31-2022
Common Equity Tier 1 Capital (CET1)	46,116	45,567	45,146	45,761	42,738
Common Equity Tier 1 (CET1) if the transitional provisions of IFRS 9 or similar ECL had not been applied	46,116	45,567	45,146	45,761	42,484
Common Equity Tier 1 (CET1) if the transitional treatment of unrealized gains and losses measured at fair value through OCI (other comprehensive income) had not been applied
Tier 1 capital (T1)	52,150	51,735	51,316	50,948	47,931
Tier 1 capital (T1) if the transitional provisions of IFRS 9 or similar ECL had not been applied	52,150	51,735	51,316	50,948	47,677
Tier 1 (T1) capital if the transitional treatment of unrealized gains and losses measured at fair value through OCI (other comprehensive income) had not been applied
Total capital	60,332	59,085	58,337	56,812	53,861
Total capital if the transitional provisions of IFRS 9 or similar ECL had not been applied	60,332	59,085	58,337	56,812	53,699
Total capital if the transitional treatment of unrealized gains and losses measured at fair value with changes in OCI had not been applied (other comprehensive income)
Risk-weighted assets (Million Euros)
Total risk-weighted assets	363,915	357,972	347,442	348,598	337,066
Total risk-weighted assets had the transitional provisions of IFRS 9 or similar ECL not been applied	363,915	357,972	347,442	348,598	336,884
Total risk-weighted assets if the transitional treatment of unrealised gains and losses measured at fair value through OCI had not been applied (other comprehensive income)
Capital ratios
Common Equity Tier 1 (CET1) (as a percentage of the risk exposure amount)	12.67%	12.73%	12.99%	13.13%	12.68%
Common Equity Tier 1 (CET1) (as a percentage of the risk exposure amount) if the transitional provisions of IFRS 9 or similar ECL had not been applied	12.67%	12.73%	12.99%	13.13%	12.61%
Common Equity Tier 1 (CET1) (as a percentage of the risk exposure amount) if the transitional treatment of unrealized gains and losses measured at fair value through OCI (other comprehensive income) had not been applied
Tier 1 capital (T1) (as a percentage of the amount of the exposure)	14.33%	14.45%	14.77%	14.62%	14.22%
Tier 1 capital (T1) (as a percentage of the exposure amount) if the transitional provisions of IFRS 9 or similar ECL had not been applied	14.33%	14.45%	14.77%	14.62%	14.15%
Tier 1 (T1) capital (as a percentage of the exposure amount) if the transitional treatment of unrealized gains and losses measured at fair value through OCI (other comprehensive income) had not been applied
Total capital (as a percentage of the amount of the exposure)	16.58%	16.51%	16.79%	16.30%	15.98%
Total capital (as a percentage of the amount of the exposure) if the transitional provisions of IFRS 9 or similar ECL had not been applied	16.58%	16.51%	16.79%	16.30%	15.94%
Total capital (as a percentage of the amount of the risk exposure) if the transitional treatment of unrealized gains and losses measured at fair value through OCI (other comprehensive income) had not been applied
Leverage ratio
Measurement of total exposure corresponding to the leverage ratio (Million Euros)	797,888	784,906	792,045	773,495	737,990
Leverage ratio	6.54%	6.59%	6.48%	6.59%	6.49%
Leverage ratio if the transitional provisions of IFRS 9 or similar ECL had not been applied	6.54%	6.59%	6.48%	6.59%	6.46%
Leverage ratio if the transitional treatment of unrealized gains and losses measured at fair value through OCI (other comprehensive income) had not been applied

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3.5.Procedure used in the capital self-assessment process
The Group carries out the internal capital assessment process in accordance with the Capital Requirements Directive 2013/36/EU and guidelines on the supervisory review and evaluation process (SREP) published by the European Banking Authority. In accordance with Article 108 of the Capital Requirements Directive (2013/36/EU), the Group complies with the obligations set out in Article 73 thereof on a consolidated basis. Furthermore, the document is structured on the basis of the ECB's guidance on the internal capital adequacy assessment process (ICAAP) of November 2018.
Within the framework of the internal capital assessment process, the Group assesses and quantifies all risk that could significantly affect its capital position and draws a conclusion on the capital adequacy from a holistic medium-term perspective.
The Group applies a proportionate approach that aims to ensure the entity's survival and continued compliance with all legal and internal requirements. In addition to regulatory and accounting perspectives, the Group bases its capital adequacy position analysis on a sound internal approach in which its capital position is assessed under an economic vision, which includes quantifying capital needs for risk covered in Pillar 1 of Basel and the needs due to risk not covered by Pillar 1.
The following are some of the points assessed in the internal capital assessment process:
•Business and strategy model, describing both the changes planned by the bank in the current business model and its underlying activities such as the relationship between the business strategy and internal capital assessment process.
•Internal governance, risk management and the control framework, reviewing the processes and mechanisms that ensure that the bank has a sound and integrated framework for managing present and future material risk.
•Risk appetite framework, describing the correspondence between this framework and the bank’s business strategy and model.
•Identification and assessment of risk (including credit, operational, market, liquidity and other structural risk) and quantification of the capital necessary to cover them, with a quantitative reconciliation between the Pillar 1 and Pillar 2 approaches.
•Planning capital under baseline and stress scenarios, projecting the capital base of the Group, the parent and its main subsidiaries over the next four years and analysing capital sufficiency in accordance with the regulatory requirements and the internal objectives set out by the entity for the close of the period, also dealing with the planned capital actions.
This internal capital assessment process concludes with submission to the supervisor of an annual report on the process. The report plays a key role in the review and evaluation methodology applied by the Single Supervisory Mechanism, and is an important element for determining capital requirements under Pillar 2.

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4.Risk

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4.5.5.LCR disclosure	193
4.5.6.Net Stable Funding Ratio	190
4.5.7.Encumbered assets in funding operations	193
4.6.Operational Risk	197
4.6.1.Operational risk management principles	201
4.6.2.Operational risk management model	202
4.6.3.Operational risk governance	200
4.6.4.Methods used for calculating capital	201
4.6.5.Group’s operational risk profile	202

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4.1.General Risk Management and Control Model
The BBVA Group has a general risk management and control model (hereinafter, the “Model”) that is appropriate for its business model, its organization, the countries where it operates and its corporate governance system. This model allows the Group to carry out its activity within the management and risk control strategy and policy defined by the corporate bodies of BBVA where sustainability is specifically considered, and the alignment to a changing economic and regulatory environment, facing this management at a global level and aligned to the circumstances at all times.
The Model, for which the Group’s Chief Risk Officer (CRO) is responsible and that must be updated or reviewed at least annually, is fully applied in the Group and it comprises the following basic elements:
–Governance and organization
–Risk Appetite Framework
–Assessment, monitoring and reporting
–Infrastructure.
The Group promotes the development of a risk culture that ensures a consistent application of the Model in the Group, and that guarantees that the risks function is understood and internalized at all levels of the organization.
4.1.1. Governance and organisation
The risk governance model in the BBVA Group is characterized by a special involvement of its corporate bodies, both in setting the risk strategy and in monitoring and supervising its implementation on an ongoing basis.
Thus, and as explained below, the corporate bodies are responsible for approving the risk strategy and the general policies for the different types of risks. Global Risk Management (hereinafter, GRM) and Regulation & Internal Control (including, among other areas, Non-Financial Risks) are the functions responsible for its implementation and development, with the appropriate reporting to corporate bodies.
Responsibility for day-to-day management of risks falls on business and corporate areas, the activities of which adhere to the general policies, regulation, infrastructures and controls that, based on the framework set by corporate bodies, are defined by GRM and Regulation & Internal Control in their corresponding areas of responsibility.
To carry out this work adequately, the financial risks function in the BBVA Group has been set up as a single, global function and independent from business areas.
The head of the financial risks function at an executive level, is the Group's Chief Risk Officer, who is appointed by the Board of Directors as a member of its senior management, and reports directly on the development of the corresponding functions to the corporate bodies. The Chief Risk Officer, for the best fulfilment of the functions, is supported by a structure consisting of cross-cutting risk units in the corporate area and specific risk units in the Group's geographical and/or business areas.
In addition, and with regard to non-financial risks and internal control, the Group has a Regulation & Internal Control area independent from the rest of units and whose head (Head of Regulation & Internal Control) is also appointed by the Board of Directors of BBVA and reports directly to corporate bodies on the performance of its functions. This area is responsible for proposing and implementing non-financial risks policies and the Internal Control Model of the Group, and it is composed by, among other, the Non-Financial Risks, Regulatory Compliance and Risk Internal Control units.
The Risk Internal Control unit, within the Regulation & Internal Control area and, therefore, independent from the financial risks function (GRM), acts as a control unit for the activities carried out by GRM. In this regard, and without prejudice to the functions performed in this regard by the Internal Audit area, Risk Internal Control checks that the regulatory framework, the models and processes and established measures are sufficient and appropriate for each type of financial risk. It also monitors its implementation and operation, and confirms that those decisions taken by GRM are taken independently from the business lines and, in particular, that there's an adequate segregation of functions between units.
Governance and organizational structure are basic pillars for ensuring an effective risk management and control. This section summarizes the roles and responsibilities of the corporate bodies in the risks area, of the Group's Chief Risk Officer and, in general, of the risks function, its interrelation and the parent-subsidiary relationship model in this area and the group of committees, in addition to the Risk Internal Control unit.
Corporate Bodies of BBVA
According to the corporate governance system of BBVA, the Board of Directors of the Bank has certain reserved competencies, concerning management, through the implementation of the corresponding most relevant decisions, and concerning supervision and control, through the monitoring and supervision of implemented decisions and management of the Bank.
In addition, and to ensure adequate performance of the management and supervisory functions of the Board of Directors, the corporate governance system comprises

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different committees supporting the Board of Directors with regard to matters falling within their competence, and according to the specific charters of each committees. For this purpose, a coordinated work scheme between these corporate bodies has been established.
With regard to risks, the Board of Directors' competencies are those relating to establishing the policy for controlling and managing risk and the oversight and control of its implementation.
In addition, and for an adequate performance of its duties, the Board of Directors is assisted by the Risk and Compliance Committee (CRC), on the issues detailed below, and by the Executive Committee (CDP), which is focused on the strategy, finance and business functions of the Group, for the purposes of which it monitors the risks of the Group. Additionally, and in a coordinated manner with the general supervision of financial and non-financial risks carried out by the Risk and Compliance Committee, the Audit Committee and the Technology and Cybersecurity Committee also assist the Board in the management and control of non-financial risks of an accounting, tax and reporting nature, and those of a technological nature, respectively.
The involvement of the corporate bodies of BBVA in the control and management of the risks of the Group is detailed below:
Board of Directors
The Board of Directors is responsible for establishing the risk strategy of the Group and, in this role, it determines the control and risk management policy, through the following documents:
–The Risk Appetite Framework of the Group, which includes in the one hand the risk appetite statement of the Group, that is, the general principles governing the risk strategy of the Group and its target profile; and, on the other hand, and based on the above mentioned risk appetite statement, a set of quantitative metrics (core metrics, and their corresponding statements, and by type of risk metrics), reflecting the risk profile of the Group;
–the framework of management policies of the different types of risk to which the Bank is or could be exposed. They contain the basic lines for a consistent management and control of risks throughout the Group, and consistent with the Model and Risk Appetite Framework;
–and the General risk management and control model described above.
All of the above in coordination with the rest of prospective-strategic decisions of the Bank, which includes the Strategic Plan, the Annual Budget, the Capital Plan and the Liquidity & Funding Plan, in addition to the rest of management objectives, whose approval is a responsibility of the Board of Directors.
In addition to defining the risk strategy, the Board of Directors, in the performance of its risks monitoring, management and control tasks, also monitors the evolution of the risks of the Group and of each main geographical and/or business area, ensuring compliance with the Risk Appetite Framework of the Group; and also supervising the internal information and control systems.
For the development of all these functions, the Board of Directors is supported by the CRC and the CDP, which are responsible for the functions detailed below.
Risk and Compliance Committee
The CRC is, according to its own charter, composed of non-executive directors and its main purpose is to assist the Board of Directors on the establishment and monitoring of the risk control and management policy of the Group.
For this purpose, it assists the Board of Directors in a variety of risk control and monitoring areas, in addition to its analysis functions, based on the strategic pillars established at all times by both the Board of Directors and the CDP, the proposals on the strategy, control and risk management of the Group, which are particularly specified in the Risk Appetite Framework and in the “Model”. After the analysis, the Risk Appetite Framework and Model proposal is submitted to the Board of Directors for consideration and, where appropriate, approval purposes.
In addition, the CRC proposes, in a manner consistent with the Risk Appetite Framework of the Group approved by the Board of Directors, the control and management policies of the different risks of the Group, and supervises the information and internal control systems.
With regard to the monitoring of the evolution of the risks of the Group and their degree of compliance with the Risk Appetite Framework and defined general policies, and without prejudice to the monitoring task carried out by the Board of Directors and the CDP, the CRC carries out monitoring and control tasks with greater frequency and receives information with a sufficient granularity to achieve an adequate performance of its duties.
The CRC also analyzes all measures planned to mitigate the impact of all identified risks, should they materialize, which must be implemented by the CDP or the Board of Directors, as the case may be.
The CRC also monitors the procedures, tools and measurement indicators of those risks established at a Group level in order to have a comprehensive view of the risks of BBVA and its Group, and monitors compliance with the regulation and supervisory requirements in terms of risks.

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The CRC is also responsible for analyzing those project-related risks that are considered strategic for the Group or corporate transactions that are going to be submitted to the Board of Directors of the CDP, within its scope of competence.
In addition, it contributes to the setting of the remuneration policy, checking that it is compatible with an appropriate and effective management of risks and that it does not provide incentives to take risks breaching the level tolerated by the Bank.
Lastly, the CRC ensures the promotion of the risk culture in the Group.
In 2023, the CRC has held 22 meetings.
Executive Committee
In order to have a comprehensive and complete vision of the progress of the Group's business and its business units, the CDP monitors the evolution of the risk profile and the core metrics defined by the Board of Directors, being aware of any potential deviation or breach of the metrics of the Risk Appetite Framework and implementing, when applicable, the appropriate measures, as explained in the Model.
In addition, the CDP is responsible for proposing the basis for developing the Risk Appetite Framework, which will be established in coordination with the rest of prospective/strategic decisions of the Bank and the rest of management objectives.
Lastly, the CDP is the committee supporting the Board of Directors in decisions related to business risk and reputational risk, according to the dispositions set out in its own charter.
Parent-subsidiary risk relationship model
In accordance with the provisions of the BBVA Group's General Corporate Governance Policy, for integrated management and supervision in the Group, the Group has a common management and control framework, consisting of basic guidelines (including strategic-prospective decisions) and General Policies, established by BBVA's corporate bodies for the Group.
For the purpose of transferring the risk strategy and its management and control model to the different subsidiaries of the BBVA Group and their corresponding specific risk units, a parent-subsidiary relationship model has been designed within the scope of risk management and control in the BBVA Group.
This relationship model implies a minimum catalog of decisions that must be adopted by the corporate bodies of the subsidiaries in terms of risks in order to provide them with an adequate governance model coordinated with the parent company. It will be the responsibility of the head of the Risk function (GRM) of each subsidiary to formulate the proposals that proceed to the corresponding corporate body for its consideration and, where appropriate, approval, according to the scope of functions that apply.
The approval of these decisions by the corporate bodies of the subsidiaries obliges the risk units of the geographical areas to carry out a risk monitoring and control plan before their corporate bodies.
Notwithstanding the foregoing, it is considered necessary that certain decisions regarding risks reserved for the consideration of the corresponding corporate bodies of the subsidiary for their approval, are also subject to the approval of the corporate bodies of BBVA, in accordance with what is established regulations at all times.
In the specific case of BBVA, S.A., what is described in this document regarding the coordination of the local risk management function with the risk function of the parent company BBVA, S.A. is applicable (as in any subsidiary of the Group). And with regard to the decisions that the corporate bodies of the subsidiaries must adopt, in this case it is the responsibility of the head of the Risk function of BBVA, S.A. (GRM) formulate the proposals that proceed to the corresponding corporate body for its consideration and, where appropriate, approval, according to the scope of functions that apply.
Chief Risk Officer of the Group
The Group's Chief Risk Officer (CRO) is responsible for the management of all the financial risks of the Group with the necessary independence, authority, rank, experience, knowledge and resources. The CRO is appointed by the Board of Directors of BBVA and has direct access to its corporate bodies (Board of Directors, CDP and CRC), with the corresponding regular reporting on the risk situation in the Group.
The GRM area has a responsibility as the unit transversal to all the businesses of the BBVA Group. This responsibility is part of the structure of the BBVA Group, which is formed by subsidiaries based in different jurisdictions, which have autonomy and must comply with their local regulations, but always according to the risk management and control scheme designed by BBVA as the parent company of the BBVA Group.
The Chief Risk Officer of the BBVA Group is responsible for ensuring that the risks of BBVA Group, within the scope of its functions, are managed according to the established model, assuming, among other, the following responsibilities:
–Prepare, in coordination with the rest of areas responsible for risks monitoring and control, and propose to corporate bodies the risk strategy of the BBVA Group, which includes the Risk Appetite statement of the BBVA Group, core (and their respective statements) and by type of risk metrics, and the Model.

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–Ensure the necessary coordination to define and prepare the proposals for the Appetite Framework of the Group companies, and make sure they are applied correctly.
–Define, in coordination with the rest of areas responsible for risks monitoring and control, and propose to corporate bodies the general policies for each type of risk within its scope of responsibility and, as part these, to establish the required specific regulation.
–Prepare, in coordination with the rest of areas responsible for risks monitoring and control, and propose for approval, or approving if within its competence, the risk limits for the geographical areas, business areas and/or legal entities, which shall be consistent with the defined Risk Appetite Framework; it is also responsible for the monitoring, supervision and control of risk limits within its scope of responsibility.
–Submit to the Risk and Compliance Committee the information required to carry out its supervisory and control functions.
–Regular reporting to the corresponding corporate bodies on the situation of those risks of the BBVA Group within its scope of responsibility.
–Identify and assess the material risks faced by the BBVA Group within its scope of responsibility, with an effective management of those risks and, where necessary, with the implementation of the required mitigation measures.
–Early warning to the relevant corporate bodies and the Chief Executive Officer of any material risk within its scope of responsibility that could compromise the solvency of the BBVA Group.
–Ensure, within its scope of responsibility, the integrity of measurement techniques and management information systems and, in general, the provision of models, tools, systems, structures and resources to implement the risk strategy defined by the corporate bodies.
–Promote the risk culture of the BBVA Group to ensure the consistency of the Model in the different countries where it operates, strengthening the cross-cutting model of the risks function.
For decision-making, the Group’s Chief Risk Officer has a governance structure for the role that culminates in a support forum, the Global Risk Management Committee (GRMC), which is established as the main executive-level committee on the risks within its remit. Its purpose is to develop the strategies, policies, regulations and infrastructures needed to identify, assess, measure and manage the material risks within its remit that the Group faces in its business activity. This committee is composed by the Chief Risk Officer, who chairs the meetings, and the heads of Core Services and Cross Services in the Corporate Area of GRM, of the Front for “South America and Turkey”, and “Risk Internal Control”; and by the heads of GRM in the three most important geographical units and in CIB. The purpose of the GRMC is to propose and challenge, among other issues, the internal regulatory framework of GRM and the infrastructures required to identify, assess, measure and manage the risks faced by the Group in carrying out its businesses and to approve risk limits.
The GRMC carries out its functions assisted by various support committees which include:
–Global Credit Risk Management Committee: It is responsible for analyzing and decision-making related to wholesale credit risk admission.
–Wholesale Credit Risk Management Committee: It is responsible for analyzing and making decisions related to wholesale credit risk admission in specific customer segments of BBVA Group, as well as being informed of the relevant decisions adopted by members of the committee within their scope of decision-making at corporate level.
–Work Out Committee: Its purpose is to analyze and make decisions regarding the admission of wholesale credit risks of customers classified in Watch List, doubtful risk or write-offs in accordance with the criteria established in the Group, as well as to be informed of the decisions adopted by the person in charge of the Work Out process in its area of responsibility; it will also include the approval of proposals on entries, exits and modifications in Watch List, entries and exits in doubtful, unlikely to pay and pass to write-offs; as well as the approval of other proposals that must be seen in this Committee according to the established thresholds and criteria.
–Global Portfolio Management Committee: The executive authority responsible for managing the limits by asset class for credit risk, equities and real estate not for own use, structural risks, insurance and pension risk and asset management; and by business area and at group level established in the risk limits planning exercise, which aims to achieve an optimal combination and composition of portfolios under the restrictions imposed by the Risk Appetite Framework, which allows maximizing the risk- adjusted return on regulatory and economic capital when appropriate. Additionally, it takes into account the concentration and asset quality objectives of the portfolio, as well as the prospects and strategic needs of the BBVA Group.
–Risk Models Management Committee: It ensures an appropriate decision-making process regarding the planning, development, implementation, use, validation and monitoring

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of the models required to achieve an appropriate management of the Model Risk in the BBVA Group.
–Global Market and Counterparty Risk Committee: its purpose is to formalize, supervise and communicate the trading risk monitoring in all Global Markets business units, as well as coordinating and approving the key decisions of the Market and Counterparty Risk activity. It is also responsible for the analysis and decision making (opinion on the risk profile of the proposal, the mitigants and the risk-return ratio) with respect to the most relevant transactions in the different geographies in which Global Markets is present.
–Retail Credit Risk Committee: it ensures for the analysis, discussion and decision support on all issues regarding the retail credit risk management that impact or potentially do in the practices, processes and corporate metrics established in the General Policies, Rules and Operating Frameworks.
Also:
–GRM Continuity Committee: this committee operates under the provisions of the Corporate Continuity Committee for the different Areas. Its purpose is to analyze and make decisions about exceptional crisis situations, with the aim of managing continuity and the restoration of critical GRM processes, minimizing the impact of its operations through the Continuity Plan, which covers crisis management and Recovery Plans.
–The Corporate Committee for Admission of Operational Risk and Product Governance (CCAROyGP) aims to ensure the adequate evaluation of initiatives with significant risk (new business, product, outsourcing, process transformation, new systems, etc.) from the perspective of operational risk and approval of the proposed control environment.
Risk units of the corporate areas and the business/geographical areas
The risks function is comprised of risk units from the corporate area, which carry out cross-cutting functions, and of risk units of the geographical/business areas.
–The risk units of the corporate area develop and submit to the Group's Chief Risk Officer the different elements required to define the proposal for the Group's Risk Appetite Framework, the general policies, the regulation and global infrastructures within the operating framework approved by corporate bodies; they ensure their application and report directly or through the Group's Chief Risk Officer to the corporate bodies of BBVA. With regard to non-financial risks and reputational risk, which are entrusted to the Regulation & Internal Control and Communications areas respectively, the corporate units of GRM will coordinate, with the corresponding corporate units of those areas, the development of the elements that should be integrated into the Appetite Framework of the Group.
–The risk units of the business and/or geographical areas develop and submit to the Chief Risk Officer of the geographical and/or business areas the Risk Appetite Framework proposal applicable in each geographical and/or business area, independently and always according to the Group's Risk Appetite Framework. In addition, they ensure the application of general policies and the rest of the internal regulations, with the necessary adaptations, when applicable, to local requirements, providing the appropriate infrastructures for risk management and control purposes, within the global risk infrastructure framework defined by the corporate areas, and reporting to the corresponding corporate bodies and senior management, as applicable. With regard to Non-financial risks, which are integrated in the Regulation & Internal Control area, the local risk units will coordinate, with the unit responsible for those risks, the development of the elements that should be integrated into the local Risk Appetite Framework.
Thus, the local risk units work with the risk units of the corporate area with the aim of adapting themselves to the risk strategy at Group level and pooling all the information required to monitor the evolution of their risks.
As previously mentioned, the risks function has a decision-making process supported by a structure of committees, and also a top-level committee, the GRMC, whose composition and functions are described in the section "Chief Risk Officer of the Group."
Each geographical and/or business area has its own risk management committee(s), with objectives and contents similar to those of the corporate area. These committees perform their duties consistently and in line with general risk policies and corporate rules, and its decisions are reflected in the corresponding minutes.
Under this organizational scheme, the risks function ensures the integration and application throughout the Group of the risk strategy, the regulatory framework, the infrastructures and standardized risk controls. It also benefits from the knowledge and proximity to customers in each geographical and/or business area, and conveys the corporate risk culture to the Group's different levels. Moreover, this organization enables the risks function to conduct and report to the corporate bodies an integrated monitoring and control of the risks of the entire Group.

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The risks function is cross-cutting, i.e. it is present in all of the Group's geographical and/or business areas through specific risk units. Each of these units is headed by a Chief Risk Officer for the geographical and/or business area who, within the relevant scope of responsibility, carries out risk management and control functions and is responsible for applying the Model, the general policies and corporate rules approved at Group level in a consistent manner, adapting them if necessary to local requirements and with the subsequent reporting to local corporate bodies.
The Chief Risk Officers of the geographical and/or business areas have functional reporting to the Group's Chief Risk Officer and hierarchical reporting to the head of their geographical and/or business area. This dual reporting system aims to ensure the independence of the local risks function from the operational functions and enable its alignment with the Group's general policies and goals related to risks.
Risk internal control
The Group has a specific Risk Internal Control unit, within the Regulation & Internal Control area, that, among other tasks, independently challenges and control the regulation and governance structure in terms of financial risks and its implementation and deployment in GRM, in addition to the challenge of the development and implementation of financial risks control and management processes. It is also responsible for the validation of risk models.
For this purpose, it has 3 subunits: RIC-Processes, Risks Technical Secretariat and Risk Internal Validation.
–RIC-Processes. It is responsible for challenging an appropriate development of the functions of GRM units, and for reviewing that the functioning of financial risk management and control processes is appropriate and in line with the corresponding regulation, identifying potential opportunities for improvement and contributing to the design of the action plans to be implemented by the responsible units. In addition, it is the Risk Control Specialist (RCS) in the Group's Internal Control Model and, therefore, establishes the general mitigation and control frameworks for its risk area and contrasts them with those actually implemented.
–Risks Technical Secretariat. It is responsible for the definition, design and management of the principles, policies, criteria and processes through which the regulatory risk framework is developed, processed, reported and disclosed to the countries; and for the coordination, monitoring and assessment of its consistency and completeness. In addition, it coordinates the definition and structure of the most relevant GRM Committees, and monitors their proper functioning, in order to ensure that all risk decisions are taken through an adequate governance and structure, ensuring their traceability. It also provides to the CRC the technical support required in terms of financial risks for a better performance of its functions.
–Risk Internal Validation. It is responsible for validating the risks models. In this regard, it effectively challenges the relevant models used to manage and control the risks faced by the Group, as an independent third party from those developing or using the models in order to ensure its accuracy, robustness and stability. This review process is not restricted to the approval process, or to the introduction of changes in the models; it is a plan to make a regular assessment of those models, with the subsequent issue of recommendations and actions to mitigate identified weaknesses.
The Head of Risk Internal Control of the Group is responsible for the function and reports about his activities and work plans to the Head of Regulation & Internal Control and to the CRC, with the corresponding support in the issues required, and, in particular, challenging that GRM's reports submitted to the Committee are aligned with the criteria established at the time.
In addition, the risk internal control function is global and transversal, it includes all types of financial risks and has specific units in all geographical and/or business areas, with functional reporting to the Head of Risk Internal Control of the Group.
The Risk Internal Control function must ensure compliance with the general risks strategy defined by the Board of Directors, with adequate proportionality and continuity. In order to comply with the control activity within its scope. Risk Internal Control is member of GRM's top-level committees (sometimes even assuming the Secretariat role), independently verifying the decisions that may be taken and, specifically, the decisions related to the definition and application of internal GRM regulation.
Furthermore, the control activity is developed within a homogeneous methodological framework at a Group level, covering the entire life cycle of financial risk management and carried out under a critical and analytical approach.
The Risk Internal Control team reports the results of its control function to the corresponding heads and teams, promoting the implementation of corrective measures and submitting these assessments and the resolution commitments in a transparent manner to the established levels.
Lastly, and notwithstanding the control responsibility that GRM teams have in the first instance, Risk Internal Control teams promote a control culture in GRM, conveying the importance of having robust processes.

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4.1.2.Risk Appetite Framework
The Group's Risk Appetite Framework approved by the corporate bodies determines the risks and the risk level that the Group is willing to assume to achieve its business objectives considering the organic evolution of business. These are expressed in terms of solvency, liquidity and funding, and profitability, as well as recurrence of revenue, which are reviewed not only periodically but also if there are any substantial changes in the business strategy or relevant corporate transactions.
The Risk Appetite Framework is expressed through the following elements:
–Risk appetite statement: sets out the general principles of the Group's risk strategy and the target risk profile:
"The BBVA Group seeks to obtain a sound risk-adjusted profitability throughout the cycle through the development of a responsible universal banking business model, based on values, centered on our customers' needs, focused on sustainability as an opportunity, operational excellence and the preservation of adequate security and business continuity.
BBVA intends to achieve these goals while maintaining a moderate risk profile, so the risk model established aims at sustaining a robust financial position, and facilitating its commitment with sustainable development, as the best way to face adverse environments without jeopardizing its strategy.
Risk management at BBVA Group is based on prudent management, an integral and anticipatory view of all risks, that allows us to adapt to the disruptive risk inherent in the banking business and includes the climate driver, portfolio diversification by geography, asset classes and client segment, anti-money laundering and financing of terrorism prevention, and accompanying our clients in achieving their goals and in the transition toward a sustainable future, to promote profitable growth and recurrent value creation."
–Statements and core metrics: Statements are established, based on the risk appetite statement, specifying the general principles of risk management in terms of solvency, liquidity and funding, profitability and income recurrence. Moreover, the core metrics reflect, in quantitative terms, the principles and the target risk profile set out in the Risk Appetite statement. Each core metric has three thresholds ranging from usual management of the businesses to higher levels of impairment:
◦Management benchmark: a benchmark that determines a comfortable management level for the Group.
◦Maximum appetite: the maximum level of risk that the Group is willing to accept in its ordinary activity.
◦Maximum capacity: the maximum risk level that the Group could assume, which for some metrics is associated with regulatory requirements.
–Metrics by type of risk: based on the core metrics and their thresholds, a number of metrics are determined for each type of risk, whose observance enables compliance with the core metrics and the Group's Risk Appetite statement. These metrics have a maximum risk appetite threshold.
In addition to this Framework, statements are established that include the general principles for each risk type, as well as a level of management limits that is defined and managed by the areas responsible for the management of each type of risk in order to ensure that the early management of risks complies with the established Risk Appetite Framework.
Each significant geographical area (that is, those representing more than 1% of the assets or operating income of the BBVA Group) has its own Risk Appetite framework, consisting of its local Risk Appetite statement, core statements and metrics, and metrics by type of risk, which must be consistent with those set at the Group level, but adapted to their own reality. These are approved by the corresponding corporate bodies of each entity. This Appetite Framework is supplemented by statements for each risk type and has a limit structure in line and consistent with the above.
The corporate risks area works with the various geographical and/or business areas to define their Risk Appetite Framework, so that it is coordinated with, and integrated into, the Group's Risk Appetite Framework, making sure that its profile is in line with the one defined. Moreover, and for the purposes of monitoring at local level, the Chief Risks Officer of the geographical and/or business area regularly reports on the evolution of the metrics of the Local Risk Appetite Framework to the corporate bodies, as well as to the relevant top-level local committees, following a scheme similar to that of the Group, in accordance with its own corporate governance systems.
Within the issuing process of the Risk Appetite Framework, Risk Internal Control carries out, within the scope of the GRM area the effective challenge of the Framework proposal prior to its escalation to corporate bodies, which is also documented, and it is extended to the approval of the management limits under which it is developed, also supervising its adequate approval and extension to the different entities of the Group. Likewise, in each significant geographical area, the local Risk

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Internal Control unit, working in the Risk Management Committee (hereinafter, RMC), carries out an effective challenge of the local Risk Appetite Framework prior to its escalation to local corporate bodies, which is also documented, and extended to the local approval process of the management limits.
Monitoring of the Risk Appetite Framework and management of breaches
So that corporate bodies can develop the risk functions of the Group, the heads of risks at an executive level will regularly report (more frequently in the case of the CRC, within its scope of responsibility) on the evolution of the metrics of the Risk Appetite Framework of the Group, with the sufficient granularity and detail, in order to check the degree of compliance of the risks strategy set out in the Risk Appetite Framework of the Group approved by the Board of Directors.
If, through the monitoring of the metrics and supervision of the Risk Appetite Framework by the executive areas, a relevant deviation or breach of the maximum appetite levels of the metrics is identified, that situation must be reported and, where applicable, the corresponding corrective measures must be submitted to the CRC.
After the relevant review by the CRC, the deviation must be reported to the CDP (as part of its role in the monitoring of the evolution of the risk profile of the Group) and to the Board of Directors, which will be responsible, when applicable, for implementing the corresponding executive measures, including the modification of any metric of the Risk Appetite Framework. For this purpose, the CRC will submit to the corresponding corporate bodies all the information received and the proposals prepared by the executive areas, together with its own analysis.
Notwithstanding the foregoing, once the information has been analyzed and the proposal of corrective measures has been reviewed by the CRC, the CDP may adopt, on grounds of urgency and under the terms established by law, measures corresponding the Board of Directors, but always reporting those measures to the Board of Directors in the first meeting held after the implementation for ratification purposes.
In any case, an appropriate monitoring process will be established (with a greater information frequency and granularity, if required) regarding the evolution of the breached or deviated metric, and the implementation of the corrective measures, until it has been completely redressed, with the corresponding reporting to corporate bodies, in accordance with its risks monitoring, supervision and control functions.
Integration of the Risk Appetite Framework into the management
The transfer of the Risk Appetite Framework to ordinary management is underpinned by three basic elements:
1.The existence of a standardized set of regulations: the corporate risks area defines and proposes the general policies within its scope of action, and develops the additional internal regulation required for the development of those policies and the operating frameworks on the basis of which risk decisions must be adopted within the Group. The approval of the general policies for all types of risks is a responsibility of the corporate bodies of BBVA, while the rest of regulation is defined at an executive level according to the framework of competences applicable at any given time. The Risks units of the geographical and/or business areas comply with this regulation and performing, where necessary, the relevant adaptation to local requirements, in order to have a decision-making process that is appropriate at local level and aligned with the Group's policies.
2.Risk planning, which ensures the integration into the management of the Risk Appetite Framework through a cascade process established to set limits adjusted to the target risk profile. The Risks units of the corporate area and of the geographical and/or business areas are responsible for ensuring the alignment of this process with the Group's Risk Appetite Framework in terms of solvency, liquidity and funding, profitability, and income recurrence.
3.A comprehensive management of risks during their life cycle, based on differentiated treatment according to their type.
4.1.3.Assessment, monitoring and reporting
Assessment, monitoring and reporting is a cross-cutting function at Group level. This function ensures that the model has a dynamic and proactive vision to enable compliance with the Risk Appetite Framework approved by the Board of Directors, even in adverse scenarios.
This process is integrated in the activity of the Risk units, both of the corporate area and in the geographical and/or business units, together with the units specialized in non-financial risks and reputational risk within the Regulation & Internal Control and Communications areas respectively, in order to generate a comprehensive and single view of the risk profile of the Group.
This process is developed through the following phases:
1.Identification of the material risks to which BBVA is exposed (risk assessment), which includes the identification of the main risk events as well as the identification of the main vulnerabilities, both in absolute terms and in relative terms in relation to the income generation capacity of the Group and its geographical and/or business areas.

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2.Monitoring the Group's risk profile and the identified risk factors, through internal, competitor and market indicators, among others, to anticipate their future development.
3.Assessment of the impact of the materialization of the risk factors on the metrics that define the Risk Appetite Framework based on different scenarios, including stress testing scenarios.
4.Response to unwanted situations and proposals for redressing measures to the corresponding levels, in order to enable a dynamic management of the situation, even before it takes place.
5.Reporting: complete and reliable information on the evolution of risks to corporate bodies and senior management, in accordance with the principles of accuracy, exhaustiveness, clarity and utility, frequency, and adequate distribution and confidentiality. The principle of transparency governs all the risk information reporting process.
4.1.4.Infrastructure
For the implementation of the Model, the Group has the resources required for an effective management and supervision of risks and for achieving its goals. In this regard, the Group's risks function:
1.Has the appropriate human resources in terms of number, ability, knowledge and experience. The profile of resources will evolve over time based on the specific needs of the GRM and Regulation & Internal Control areas, always with a high analytical and quantitative capacity as the main feature in the profile of those resources. Likewise, the corresponding units of the geographical and/or business areas have sufficient means from the resources, structures and tools perspective in order to achieve a risk management process aligned with the corporate model.
2.Develops the appropriate methodologies and models for the measurement and management of the different risk profiles, and the assessment of the capital required to take those risks.
3.Has the technological systems required to: support the Risk Appetite Framework in its broadest definition; calculate and measure the variables and specific data of the risk function; support risk management according to this Model; and provide an environment for storing and using the data required for risk management purposes and reporting to supervisory bodies.
4.Promotes adequate data governance, in accordance with the principles of governance, infrastructure, precision and integrity, completeness, promptness and adaptability, following the quality standards of the internal regulations referring to this matter.
Within the risk functions, both the profiles and the infrastructure and data shall have a global and consistent approach.
The human resources among the countries must be equivalent, within proportionality, ensuring a consistent operation of the risk function within the Group. However, they will be distinguished from those of the corporate area, as the latter will be more focused on the conceptualization of appetite frameworks, operating frameworks, the definition of the regulatory framework and the development of models, among other tasks.
As in the case of the human resources, technological platforms must be global, thus enabling the implementation of the Risk Appetite Framework and the standardized management of the risk life cycle in all countries.
The corporate area is responsible for deciding on the platforms and for defining the knowledge and roles of the human resources. It is also responsible for defining risk data governance.
The foregoing is reported to the corporate bodies of BBVA so they can ensure that the Group has the appropriate means, systems, structures and resources.
4.1.5. Transactions with related parties
Regarding operations with related parties and intra-group transactions, BBVA Group has internal policies and procedures to approve, supervise and control such operations.
In this regard, BBVA and other Group subsidiaries, in their capacity as financial entities, carry out transactions with their related parties in the normal course of their business, all of which are not significant and are carried out under normal market conditions.
Additionally, BBVA Group has a resolution strategy defined by the SRB as Multiple Point of Entry (MPE), which is based, according to the Financial Self-Sufficiency Principle and the Decentralized Management Principle, on a decentralized business model in which the subsidiaries are substantially self-sufficient in terms of legal structure, governance, capital, funding relationships and operations, subject, however, to the corporate policies established for the BBVA Group and to the general supervision and control of the corporate areas. Under this model, and subject to these principles, funding operations for subsidiaries are limited and at market prices.
Details of transactions with related parties and transactions with joint ventures and associates can be

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found in note 53 of the BBVA Group Consolidated Annual Accounts.

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4.2.Credit and Counterparty Risk
4.2.1.Scope and nature of the Credit Risk measurement and reporting systems for capital framework purposes
Credit risk arises from the probability that one of the parties to the financial instrument contract will default on its contractual obligations due to insolvency or inability to pay and cause the other party to incur a financial loss.
It is the most relevant risk for the Group and includes the management of counterparty, issuer, issuer and country risks.
The Group has a risk strategy established by the Board of Directors of the parent company, which establishes the Group's Risk Appetite statement, core metrics and the metrics by type of risk in which it materializes, as well as the General Risk Management and Control Model.
The Risk and Compliance Committee assists the Board of Directors in different areas relating to risk control and monitoring, complementing these functions by submitting to the Board proposals on the Group's risk strategy, control and management. It also establishes, in line with the Group's Risk Appetite Framework approved by the Board of Directors, the control and management policies for the different risks of the Group.
The Risk and Compliance Committee, the Executive Committee and the Board itself adequately monitor the implementation of the Group's risk strategy and profile.
Based on the risk strategy determined by the Board of Directors, the Global Risk Management Committee approves the statements by risk type and the management limits structure that articulates the Risk Appetite Framework at the level of geographies, risk types, asset classes and portfolios, including the proposed Asset Allocation management limits with the appropriate level of disaggregation. The limits establish, on an annual basis, maximum exposure levels by type of portfolio.
Asset Allocation limits for portfolios, businesses and risks are defined, considering the established metrics, in terms of exposure, capital consumption and composition of the portfolio mix and aimed at maximizing the generation of the Group's recurring economic profit, subject to the restrictions framework resulting from the target risk profile definition.
The Corporate Risk Area establishes individual, portfolio, sector and geographic risk concentration thresholds. These thresholds are established in terms of EAD and
Herfindahl indexes in order to limit the impact on capital consumption.
The Business Areas work in line with the global view and the defined metrics, optimizing in terms of profitability/risk, within the Group's limits and policies, each of the portfolios for which they are responsible.
Existing gaps with regard to the target portfolio are identified at global level and submitted to the Business Areas, establishing global and local plans to align the risk with the predefined target profile and taking into account the expected future evolution of the portfolios.
For risk and capital management purposes, credit risk at BBVA is quantified using two main measures: expected loss ("EL") and economic capital ("EC"). The expected loss reflects the average value of losses and is considered as business cost. However, economic capital is the amount of capital considered necessary to cover unexpected losses arising from the possibility that actual losses may exceed expected losses.
These risk measures are combined with profitability information within the value-based management framework, thus integrating the profitability-risk binomial in decision-making, from the business strategy definition to the approval of individual loans, pricing, the assessment of non-performing portfolios, incentives to the Group's areas, etc.
There are three essential parameters for obtaining the aforementioned measures (PE and CE): probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD"), based mainly on the estimation of credit conversion factors ("CCF"), which are generally estimated using the historical information available in the systems, and which are assigned to transactions and customers depending on their characteristics.
In this context, credit rating tools (ratings and scorings) assess the risk of each client/transaction based on its credit quality through a score, which is used in the allocation of risk metrics along with other additional information: age of facilities, loan-to-value ratio, client segment, etc.
Section 4.2.5.1. of this document details the definitions, methods and data used by the Group in determining the own funds requirements for the estimation of the probability of default (PD), loss given default (LGD) and credit conversion factor (CCF).

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4.2.2.Definitions and methodologies
4.2.2.1.Prudential definition of default
The definition of default in the prudential field is included in Article 178 of Regulation (EU) No. 575/2013. This definition is applicable both under the standardized approach and under the internal ratings-based (IRB) approach.
In 2021, the EBA Guidelines (EBA/GL/2016/07) and the Regulations on materiality thresholds (Delegated Regulation of the European Commission 2018/171 and Regulation 2018/1845 of the European Central Bank) that develop the content of the aforementioned article 178, entered into force. The modifications introduced cover aspects such as the calculation of past due days, clarifications on the indicators of probable non-payment (“Unlikely to Pay”), the criteria for the classification to non-defaulted status, definition of retail exposures and aspects related to documentation and external governance. During 2021, BBVA completed the implementation of the prudential definition of default, both for portfolios under the standardised approach, as well as portfolios under the IRB approach, once the relevant supervisory authorization has been received.
Currently, the BBVA Group considers that a default has occurred in relation to a certain obligor when at least one of the following circumstances occurs:
a) that the obligor has a delay for more than 90 consecutive days with respect to any significant credit obligation to the entity.
b) that the entity considers that there are reasonable doubts about the payment of all of its credit obligations to the entity itself, the parent company or any of its subsidiaries, without resorting to actions such as the execution of guarantees.
In relation to the computation of past due days, an obligor is considered in default when the sum of the past due amounts in all its credit obligations with the entity exceed the materiality thresholds (both absolute and relative) for more than 90 consecutive days. The absolute threshold is set at €100 for retail exposures and €500 for wholesale exposures and the relative threshold at 1% of all on-balance sheet exposures to the obligor.
Regarding the existence of reasonable doubts about payment, the following elements are considered as indicators of probability of default:
A) Specific credit risk adjustments: an adjustment to the carrying amount as a result of a sharp deterioration in the credit risk quality of the obligor is an indicator of probable default.
B) Sale of credit obligations with significant economic loss: a sale of a credit obligation against an obligor with a material economic loss related to a deterioration in credit quality should be considered an indicator of default. When the economic loss exceeds the 5% threshold, the credit obligations will be considered to be in default.
C) Distressed restructuring: it is considered that there is an indicator of probable default, and therefore the client must be considered in default, when the restructuring or refinancing measures may result in a reduction of the financial obligation that is considered to be caused by a material forgiveness or deferral of principal, interest or fees.
Specifically, unless proven otherwise, transactions that meet any of the following criteria will be reclassified to the default risk category:
a) They are supported by an inadequate payment plan.
b) They Include contractual clauses that delay the reimbursement of the operation through regular payments.
c) Present amounts derecognized from the balance sheet.
In any case, a restructuring will be considered impaired when the reduction in the net present value of the financial obligation is greater than 1%.
D) Bankruptcy/Arrangement/Liquidation/Failure/Pre-arrangement of the client: These situations will be valued as indicators of non-payment as long as this prevents or delays the payments of credit obligations to the institution.
E) Fraud: If credit fraud is identified before the default is recognized.
The definition of default is applied at the debtor level for wholesale counterparties. Therefore, the classification of any material exposure of a client as defaulted, either because it is more than 90 past due days or due to any of the subjective criteria, implies the consideration of all the client's exposures as default.
Regarding retail customers, the definition of default is applied at the contract level following risk management practices. Notwithstanding the foregoing, when an operation of a retail client presents defaults of more than 90 days and this represents more than 20% of the client's total balance, all its operations are considered in default.
Additionally, it should be noted that when operations of related entities with the holder are considered in default, including both entities of the same group and those with which there is a relationship of economic or financial dependence, the operations of the holder are also classified as default if after its analysis it is concluded

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that there are reasonable doubts about its total reimbursement.
The classification of an operation as in default is carried out in such a way that each contract can only be either in default or non default in its entirety.
With regard to transactions/customers classified as in default, it should be noted that they will cease to be classified as such when no default trigger is still applicable, either because the client/transaction does not have material past due balances, that is, above both materiality thresholds, for more than 90 consecutive days, either when the recovery process is considered complete in accordance with the entity's recovery management or because no criterion of probable non-payment continues to apply. However, in any case, at least three months must elapse from the moment in which the situation that triggered the non-payment ceased to be fulfilled in order to stop classifying an operation in a defaulted situation as such. During this period, the obligor must show good payment behaviour and an improvement in its credit quality. In restructuring processes, the minimum period will be one year.
4.2.2.2.Accounting definitions and methodologies
The calculation of credit risk adjustments applicable to the BBVA Group's Consolidated Financial Statements follows the provisions of IFRS 9 - Financial Instruments. This standard establishes an expected loss model to calculate aforementioned provision for credit risk.
Credit risk provision is calculated for financial assets valued at amortized cost, debt instruments valued at fair value with changes in accumulated other comprehensive income, financial guarantee contracts and other commitments. All financial instruments measured at fair value through profit or loss are excluded from the impairment model.
Given the nature of the calculation of provisions under IFRS 9, all adjustments are considered specific credit risk adjustments for the purposes of Regulation (EU) No. 575/2013 of the European Parliament and of the Council.
Definition of impaired financial asset
According to IFRS 9, an asset is credit-impaired (stage 3) if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset.
Historically, the definition of credit-impaired asset under IFRS 9 has been substantially aligned with the definition of default used by the Group for internal credit risk management, which is also the definition used for regulatory purposes, which is also the definition used for regulatory purposes. As stated in section 4.2.2.1, in 2021 the Group has updated its definition of default to adapt it to the EBA Guidelines, and, consequently, the Group considered appropriate to update the definition of impaired financial asset (stage 3), considering it a change in accounting estimates, re-establishing the consistency with the definition of default and guaranteeing the integration of both definitions in credit risk management.
4.2.3.Information on credit risk
4.2.3.1.Exposure to credit risk
According to Article 5 of the CRR, with respect to the regulatory capital requirements for credit risk, exposure is understood to be any asset item and all items included in the Group’s off-balance sheet accounts involving credit risk and not deducted from the Group’s bank capital. Accordingly, mainly loan and advances to customers are included, with their corresponding undrawn balances, letters of credit and guarantees, debt securities and capital instruments, cash and balances with central banks and credit institutions, repurchase and reverse repurchase agreements, financial derivatives and intangible assets.
The credit risk exposure specified in the following sections of this document is broken down into credit risk according to the standardised approach (Section 4.2.4), credit risk according to the advanced approach (Section 4.2.5), counterparty credit risk (Section 4.2.6), securitisation credit risk (Section 4.2.7) and structural equity risk (Section 4.4.3).
The following table shows the main metrics of credit risk (including counterparty credit risk) by approach and exposure class as of December 31, 2023 and as of December 31, 2022:

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Table 12. Credit Risk and Counterparty Risk Exposure (Million Euros. 12-31-2023)

Exposure Class	Original Exposure(1)	Provisions	Net exposure of provisions(3)	On-balance exposure after credit risk mitigation techniques(4a)	Off-balance exposure after credit risk mitigation techniques(4b)	Exposure in the adjusted value(5)	EAD(6)	RWA's(8)	RWA density (9=(8)/(6))
Central governments or central banks	171,009	(167)	170,841	182,007	4,973	189,468	186,545	29,349	16%
Regional governments or local authorities	7,951	(10)	7,941	1,525	359	1,856	1,682	1,320	79%
Public sector entities	2,972	(4)	2,967	871	482	1,366	1,107	932	84%
Multilateral development banks	207	—	207	206	—	209	209	6	3%
International organisations	735	—	735	475	—	475	475	—	—
Institutions	46,875	(28)	46,847	9,955	18,094	29,660	13,303	4,548	34%
Corporates	66,764	(684)	66,080	39,897	14,788	55,592	48,680	45,522	94%
Retail	98,756	(1,717)	97,039	57,662	34,557	88,340	57,157	39,973	70%
Secured by mortgages on immovable property	31,106	(172)	30,934	30,516	413	30,829	30,606	11,056	36%
Exposures in default	7,736	(4,180)	3,556	2,906	303	3,163	2,968	3,064	103%
Exposures associated with particularly high risk	3,110	(292)	2,818	2,149	492	2,414	2,146	3,219	150%
Covered bonds	—	—	—	—	—	—	—	—	—
Claims on institutions and corporates with a short-term credit assessment	1	—	1	1	—	1	1	—	56%
Collective investments undertakings	1	—	1	—	1	1	1	1	100%
Other exposures	21,702	—	21,702	21,923	22	21,947	21,942	11,590	53%
Total standardised approach	458,924	(7,255)	451,669	350,094	74,485	425,319	366,822	150,580	41%
Central governments or central banks	11,597	(3)		10,795	360	12,647	12,466	1,249	10%
Institutions	197,989	(16)		14,645	11,195	184,189	178,650	8,407	5%
Corporates	221,080	(1,450)		110,803	96,178	213,644	171,329	95,402	56%
Corporates (SMEs)	26,190	(690)		16,274	5,092	21,470	17,977	17,942	100%
Corporates: Specialised lending	8,983	(50)		5,615	3,052	8,983	7,672	6,060	79%
Corporates: Others	185,907	(710)		88,914	88,033	183,191	145,680	71,401	49%
Retail	128,812	(3,508)		96,453	30,221	126,675	101,439	45,164	45%
Of which: secured by immovable property	73,552	(1,154)		69,089	4,463	73,552	69,398	17,564	25%
Of which: Qualifying revolving	36,614	(1,098)		11,687	24,927	36,614	15,886	17,710	111%
Of which: Others	18,645	(1,257)		15,677	830	16,508	16,155	9,890	61%
Retail: Other SMEs	5,627	(188)		2,714	800	3,515	3,179	1,902	60%
Retail: Other Non-SMEs	13,018	(1,069)		12,963	30	12,993	12,976	7,988	62%
Total IRB approach	559,478	(4,976)		232,697	137,953	537,154	463,884	150,223	32%
Total positions in securitisation (7)	4,602	(2)	4,600	4,570	—	4,371	4,371	502	11%
Total credit risk dilution and delivery	1,023,004	(12,233)	456,269	587,361	212,439	966,845	835,078	301,305	36%
Equity	6,164			6,164		6,164	6,164	14,161	230%
Simple risk weight approach	1,388			1,388		1,388	1,388	3,269	236%
Exposures in sufficiently diversified portfolios (RW 190%)	909			909		909	909	1,727	190%
Exchange traded exposures (RW 290%)	288			288		288	288	836	290%
Others (RW 370%)	191			191		191	191	706	370%
PD/LGD approach	1,390			1,390		1,390	1,390	2,320	167%
Internal models approach	60			60		60	60	257	427%
Exposures subject to a 250% risk weight	3,326			3,326		3,326	3,326	8,314	250%
Total credit risk	1,029,168	(12,233)	456,269	593,524	212,439	973,008	841,241	315,466	38%
(1) Gross exposure value before credit risk mitigation techniques and CCF, excluding contributions to the default fund for a CCP.
(2) Includes provisions and impairment of financial assets and contingent risk and commitments.
(3) Standardised Approach exposures are adjusted by credit risk adjustments. The original equity exposure is shown net of impairment.
(4a) (4b) Eligible credit risk mitigation techniques are included, either on-balance sheet or off-balance sheet, not subject to counterparty credit risk according to Chapter 4 of CRR. In the case of securitisation exposure, unfunded credit protection is included.

(5) Under the standardised approach, it corresponds to the exposure value after the application of the eligible credit risk mitigation techniques, net of volatility adjustments.
(6) Exposure at default, calculated as (4a)+((4b)*CCF).
(7) This row includes the SEC-SA, SEC-ERBA and SEC-IRBA methods. The exposure of securitisations with a risk weight of 1,250% which are deducted from own funds is included (€355 thousand).

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Credit Risk and Counterparty Risk Exposure (Million Euros. 31-12-2020)

Exposure Class	Original Exposure(1)	Provisions	Net exposure of provisions(3)	On-balance exposure after credit risk mitigation techniques(4a)	Off-balance exposure after credit risk mitigation techniques(4b)	Exposure in the adjusted value(5)	EAD(6)	RWA's(8)	RWA density (9=(8)/(6))
Central governments or central banks	171,009	(167)	170,841	182,007	4,973	189,468	186,545	29,349	16%
Regional governments or local authorities	7,951	(10)	7,941	1,525	359	1,856	1,682	1,320	79%
Public sector entities	2,972	(4)	2,967	871	482	1,366	1,107	932	84%
Multilateral development banks	207	—	207	206	—	209	209	6	3%
International organisations	735	—	735	475	—	475	475	—	—
Institutions	46,875	(28)	46,847	9,955	18,094	29,660	13,303	4,548	34%
Corporates	66,764	(684)	66,080	39,897	14,788	55,592	48,680	45,522	94%
Retail	98,756	(1,717)	97,039	57,662	34,557	88,340	57,157	39,973	70%
Secured by mortgages on immovable property	31,106	(172)	30,934	30,516	413	30,829	30,606	11,056	36%
Exposures in default	7,736	(4,180)	3,556	2,906	303	3,163	2,968	3,064	103%
Exposures associated with particularly high risk	3,110	(292)	2,818	2,149	492	2,414	2,146	3,219	150%
Covered bonds	—	—	—	—	—	—	—	—	—
Claims on institutions and corporates with a short-term credit assessment	1	—	1	1	—	1	1	—	56%
Collective investments undertakings	1	—	1	—	1	1	1	1	100%
Other exposures	21,702	—	21,702	21,923	22	21,947	21,942	11,590	53%
Total standardised approach	458,924	(7,255)	451,669	350,094	74,485	425,319	366,822	150,580	41%
Central governments or central banks	11,597	(3)		10,795	360	12,647	12,466	1,249	10%
Institutions	197,989	(16)		14,645	11,195	184,189	178,650	8,407	5%
Corporates	221,080	(1,450)		110,803	96,178	213,644	171,329	95,402	56%
Corporates (SMEs)	26,190	(690)		16,274	5,092	21,470	17,977	17,942	100%
Corporates: Specialised lending	8,983	(50)		5,615	3,052	8,983	7,672	6,060	79%
Corporates: Others	185,907	(710)		88,914	88,033	183,191	145,680	71,401	49%
Retail	128,812	(3,508)		96,453	30,221	126,675	101,439	45,164	45%
Of which: secured by immovable property	73,552	(1,154)		69,089	4,463	73,552	69,398	17,564	25%
Of which: Qualifying revolving	36,614	(1,098)		11,687	24,927	36,614	15,886	17,710	111%
Of which: Others	18,645	(1,257)		15,677	830	16,508	16,155	9,890	61%
Retail: Other SMEs	5,627	(188)		2,714	800	3,515	3,179	1,902	60%
Retail: Other Non-SMEs	13,018	(1,069)		12,963	30	12,993	12,976	7,988	62%
Total IRB approach	559,478	(4,976)		232,697	137,953	537,154	463,884	150,223	32%
Total positions in securitisation (7)	4,602	-2	4,600	4,570	0	4,371	4,371	502	11%
Total credit risk dilution and delivery	1,023,004	(12,233)	456,269	587,361	212,439	966,845	835,078	301,305	36%
Equity	6,164			6,164		6,164	6,164	14,161	230%
Simple risk weight approach	1,388			1,388		1,388	1,388	3,269	236%
Exposures in sufficiently diversified portfolios (RW 190%)	909			909		909	909	1,727	190%
Exchange traded exposures (RW 290%)	288			288		288	288	836	290%
Others (RW 370%)	191			191		191	191	706	370%
PD/LGD approach	1,390			1,390		1,390	1,390	2,320	167%
Internal models approach	60			60		60	60	257	427%
Exposures subject to a 250% risk weight	3,326			3,326		3,326	3,326	8,314	250%
Total credit risk	1,029,168	(12,233)	456,269	593,524	212,439	973,008	841,241	315,466	38%
(1) Gross exposure value before credit risk mitigation techniques and CCF, excluding contributions to the default fund for a CCP.
(2) Includes provisions and impairment of financial assets and contingent risk and commitments.
(3) Standardised Approach exposures are adjusted by credit risk adjustments. The original equity exposure is shown net of impairment.
(4a) (4b) Eligible credit risk mitigation techniques are included, either on-balance sheet or off-balance sheet, not subject to counterparty credit risk according to Chapter 4 of CRR. In the case of securitisation exposure, unfunded credit protection is included.

(5) It corresponds to the exposure value adjusted by eligible credit risk mitigation techniques.
(6) Exposure at default, calculated as (4a)+((4b)*CCF).
(7) This row includes the SEC-SA, SEC-ERBA and SEC-IRBA methods. The exposure of securitisations with a risk weight of 1,250% which are deducted from own funds is included (€860 thousand).

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During 2023, the evolution in exposure and RWAs is due to the activity in the different portfolios, the variation of which will be detailed in their respective chapters. In addition, this year singular events such as the updating of the advanced models in Spain have led to an increase in the average density of the portfolios under the advanced method..
See following sections for more information on the variations of RWAs by standardised and IRB approaches.
The distribution of the Group's original exposure by geography (classification by country of the counterparty) is shown below:

Chart 8. Distribution by geographical area of Exposure to Credit Risk

Distribution of OE by Geographical Areas 2023

34%
17%
9%
7%
33%
Spain
Mexico
Turkey
South America
(*) Other areas

(*) Other Countries includes mainly exposures in Europe (excluding Spain), United States and Asia.

Distribution of OE by Geographical Areas 2022

39%
15%
9%
9%
28%
Spain
Mexico
Turkey
South America
(*) Other areas

(*) Other Countries includes mainly exposures in Europe (excluding Spain), United States and Asia.

The average RWAs densities for credit and counterparty risk are shown below, by exposure class and geography where the Group operates.

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Table 13. Breakdown of RWA density by geographical area and approach (Million euros. 12-31-2023)

	RWA Density(1)(2)
Category of exposure	Spain(3)	Mexico	Turkey	South America	Other areas(4)	Total
Central governments or central banks	10%	17%	44%	45%	1%	16%
Regional governments or local authorities	16%	90%	100%	100%	14%	79%
Public sector entities	—	56%	97%	100%	—	84%
Multilateral Development Banks	—	—	—	6%	—	3%
International organisations	—	—	—	—	—	—
Institutions	21%	42%	69%	45%	23%	34%
Corporates	63%	96%	98%	98%	93%	94%
Retail	62%	71%	68%	73%	71%	70%
Secured by mortgages on immovable property	36%	36%	41%	36%	35%	36%
Exposures in default	109%	100%	102%	103%	109%	103%
Exposures associated with particularly high risk	150%	150%	150%	150%	150%	150%
Covered bonds	—	—	—	—	—	—
Short-term claims on institutions and corporate	—	—	—	56%	—	56%
Collective investments undertakings	100%	—	—	—	—	100%
Other exposures	67%	52%	44%	37%	28%	53%
Total credit risk by standardised approach	19%	42%	69%	68%	36%	41%
Central governments or central banks	68%	57%	142%	114%	6%	10%
Institutions	11%	79%	192%	30%	4%	5%
Corporates	71%	70%	113%	59%	39%	56%
Retail	32%	135%	19%	36%	54%	45%
Total credit risk by IRB approach	42%	88%	142%	51%	15%	32%
Securitisation exposures	11%	—	—	—	20%	11%
Total credit risk dilution and delivery	32%	58%	69%	66%	18%	36%
(1) Equity positions are not included.
(2) Calculated as RWA/EAD.
(3) In Spain, the category Central Governments and Central Banks includes deferred assets net of deferred tax liabilities.
(4) Other areas includes mainly exposures in Europe (excluding Spain), United States and Asia.

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Breakdown of RWA density by geographical area and approach (Million euros. 12-31-2022)

	RWA Density(1)(2)
Category of exposure	Spain(3)	Mexico	Turkey	South America	Other areas(4)	Total
Central governments or central banks	10%	21%	60%	44%	—	17%
Regional governments or local authorities	20%	97%	100%	100%	13%	62%
Public sector entities	—	73%	99%	100%	1%	94%
Multilateral Development Banks	—	—	—	7%	—	3%
International organisations	—	—	—	—	—	—
Institutions	—	49%	66%	62%	25%	37%
Corporates	56%	96%	95%	100%	87%	92%
Retail	63%	71%	68%	73%	72%	70%
Secured by mortgages on immovable property	36%	36%	40%	36%	35%	36%
Exposures in default	109%	100%	103%	104%	106%	104%
Exposures associated with particularly high risk	150%	150%	150%	150%	151%	150%
Covered bonds	—	—	—	—	—	—
Short-term claims on institutions and corporate	—	—	—	39%	—	39%
Collective investments undertakings	100%	—	—	—	100%	100%
Other exposures	74%	55%	40%	40%	17%	56%
Total credit risk by standardised approach	19%	44%	74%	70%	23%	41%
Central governments or central banks	72%	65%	122%	63%	8%	9%
Institutions	13%	45%	155%	20%	5%	7%
Corporates	58%	65%	107%	55%	38%	50%
Retail	18%	92%	14%	34%	33%	25%
Total credit risk by IRB approach	31%	71%	110%	41%	19%	30%
Securitisation exposures	11%	—	—	—	—	11%
Total credit risk dilution and delivery	26%	54%	75%	68%	20%	35%
(1) Does not include equity positions.
(2) Calculated as RWAs/EAD.
(3) In Spain, the category Central Governments and Central Banks includes deferred assets net of deferred tax liabilities..
(4) Other areas includes mainly exposures in Europe (excluding Spain), United States and Asia.

4.2.3.2.Credit quality of exposures
The carrying amount of performing and non-performing exposures, broken down by product and counterparty sector, as of December 31, 2023 and as of December 31, 2022, is below:

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Table 14. EU CR1 - Performing and non-performing exposures and related provisions (Million Euros. 12-31-2023)

	Gross carrying amount/nominal amount						Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions						Accumulated partial write-off	Collateral and financial guarantees received
	Performing exposures (1)			Non-performing exposures			Performing exposures			Non-performing exposures
		Of which stage 1	Of which stage 2		Of which stage 2	Of which stage 3		Of which stage 1	Of which stage 2		Of which stage 2	Of which stage 3		On performing exposures	On non-performing exposures
Cash balances at central banks and other demand deposits	67,866	67,866	—	—	—	—	(29)	(29)	—	—	—	—	—	—	—
Loans and advances	398,754	360,524	37,939	14,452	—	14,452	(4,195)	(2,169)	(2,026)	(7,161)	—	(7,161)	(224)	184,341	5,268
Central banks	7,176	7,176	—	—	—	—	(25)	(25)	—	—	—	—	—	1,347	—
General governments	23,269	23,105	164	25	—	25	(22)	(9)	(12)	(7)	—	(7)	—	8,069	1
Credit institutions	16,631	16,614	18	2	—	2	(19)	(18)	—	(2)	—	(2)	—	4,457	—
Other financial corporations	13,120	12,933	187	12	—	12	(13)	(9)	(4)	(7)	—	(7)	—	3,791	5
Non-financial corporations	170,162	154,686	15,298	5,520	—	5,520	(1,311)	(516)	(795)	(2,962)	—	(2,962)	(224)	74,852	1,797
Of which: SME	53,086	46,074	6,900	3,381	—	3,381	(566)	(252)	(313)	(1,755)	—	(1,755)	(76)	32,730	1,334
Households	168,394	146,010	22,272	8,893	—	8,893	(2,805)	(1,591)	(1,214)	(4,183)	—	(4,183)	—	91,825	3,465
Debt securities	89,201	88,186	552	53	—	53	(120)	(69)	(51)	(38)	—	(38)	—	—	—
Central banks	530	530	—	—	—	—	(4)	(4)	—	—	—	—	—	—	—
General governments	77,344	76,394	552	—	—	—	(107)	(56)	(51)	—	—	—	—	—	—
Credit institutions	3,397	3,397	—	—	—	—	(2)	(2)	—	—	—	—	—	—	—
Other financial corporations	3,037	2,974	—	51	—	51	(3)	(3)	—	(37)	—	(37)	—	—	—
Non-financial corporations	4,892	4,890	—	2	—	2	(3)	(3)	—	(1)	—	(1)	—	—	—
Off-balance-sheet exposures	212,945	204,534	8,411	1,030	—	1,030	438	214	224	332	—	332		7,364	130
Central banks	—	—	—	—	—	—	—	—	—	—	—	—		—	—
General governments	3,515	3,429	85	1	—	1	1	1	—	—	—	—		6	—
Credit institutions	20,178	20,114	64	2	—	2	7	5	1	1	—	1		17	—
Other financial corporations	10,765	10,595	170	1	—	1	8	7	—	—	—	—		60	—
Non-financial corporations	122,521	117,223	5,298	925	—	925	260	82	178	307	—	307		6,974	121
Households	55,965	53,172	2,793	102	—	102	162	119	44	24	—	24		307	9
Total	768,766	721,110	46,903	15,536	—	15,536	(4,782)	(2,481)	(2,301)	(7,532)	—	(7,532)	(224)	191,705	5,398
(*) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(**) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.
(1) Includes gross carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios. Due to this, the balance of the rows other than "Cash and balances with central banks" performing may differ from the sum of the balances of stage 1 and stage 2 columns for these rows.

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EU CR1 - Performing and non-performing exposures and related provisions (Million Euros. 12-31-2022)

	Gross carrying amount/nominal amount						Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions						Accumulated write-off	Collateral and financial guarantees received
	Performing exposures			Non-performing exposures			Performing exposures			Non-performing exposures
		Of which stage 1	Of which stage 2		Of which stage 2	Of which stage 3		Of which stage 1	Of which stage 2		Of which stage 2	Of which stage 3		On performing exposures	On non-performing exposures
Cash balances at central banks and other demand deposits	73,470	73,470	—	—	—	—	(12)	(12)	—	—	—	—	—	—	—
Loans and advances	375,474	341,612	33,614	13,497	—	13,497	(4,024)	(2,083)	(1,941)	(7,285)	—	(7,285)	(352)	161,589	4,422
Central banks	4,420	4,420	—	—	—	—	(19)	(19)	—	—	—	—	—	279	—
General governments	20,884	20,582	302	38	—	38	(19)	(8)	(11)	(11)	—	(11)	—	6,448	5
Credit institutions	16,137	16,068	69	—	—	—	(34)	(31)	(3)	—	—	—	—	1,847	—
Other financial corporations	12,151	11,913	238	17	—	17	(27)	(15)	(12)	(10)	—	(10)	—	2,260	5
Non-financial corporations	164,837	149,591	15,086	6,340	—	6,340	(1,666)	(675)	(991)	(3,829)	—	(3,829)	(352)	59,099	1,672
Of which: SME	53,823	47,444	6,297	3,653	—	3,653	(721)	(339)	(382)	(2,192)	—	(2,192)	(110)	28,593	1,203
Households	157,047	139,039	17,920	7,102	—	7,102	(2,260)	(1,335)	(925)	(3,435)	—	(3,435)	—	91,656	2,740
Debt securities	81,104	79,937	1,059	57	—	57	(167)	(67)	(100)	(41)	—	(41)	—	—	—
Central banks	3,123	3,123	—	—	—	—	(7)	(7)	—	—	—	—	—	—	—
General governments	69,525	68,418	1,055	—	—	—	(150)	(51)	(100)	—	—	—	—	—	—
Credit institutions	1,697	1,697	—	—	—	—	(3)	(3)	—	—	—	—	—	—	—
Other financial corporations	2,389	2,329	4	54	—	54	(4)	(3)	—	(40)	—	(40)	—	—	—
Non-financial corporations	4,370	4,370	—	3	—	3	(3)	(3)	—	(2)	—	(2)	—	—	—
Off-balance-sheet exposures	191,070	181,076	9,994	1,147	—	1,147	431	171	261	339	—	339	0	7,390	196
Central banks	—	—	—	—	—	—	—	—	—	—	—	—	0	—	—
General governments	3,321	3,105	217	22	—	22	3	—	2	0	—	—	0	4	—
Credit institutions	19,992	19,560	432	24	—	24	7	6	2	1	—	1	0	39	—
Other financial corporations	8,559	8,328	231	6	—	6	6	5	1	—	—	—	0	58	3
Non-financial corporations	114,536	108,282	6,254	984	—	984	291	76	215	314	—	314	0	6,951	179
Households	44,661	41,802	2,860	112	—	112	124	84	40	23	—	23	0	338	14
Total	721,118	676,095	44,667	14,701	—	14,701	(4,634)	(2,333)	(2,302)	(7,665)	—	(7,665)	(352)	168,979	4,618
(*) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(**) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.
(1) Includes gross carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios. Due to this, the balance of the rows other than "Cash and balances with central banks" performing may differ from the sum of the balances of stage 1 and stage 2 columns for these rows.

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During 2023 there has been an increase in exposure, mainly linked to the organic growth of the business; thus the total gross book value of performing exposures has grown by approximately €48,000 million (+7% over the 2022 value) driven by the growth of loans and advances (€+23,000 million) and off-balance sheet exposures (€+22,000 million euros). Non-performing exposures, increased compared to 2022 by €835 million, mainly in loans and advances to households, in a context of growth in the most profitable segments, in line with the Group's strategy. Lastly, accumulated impairment and negative changes in fair value has remained in line with 2022 figures.
The following table shows the credit quality of performing and non-performing exposures according to the number of past due days as of December 31, 2023 and December 31, 2022:

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Table 15. EU CQ3 - Credit quality of performing and non-performing exposures by past due days (Million Euros. 12-31-2023)

	Gross carrying amount/nominal amount
	Performing exposures			Non-performing exposures
		Not past due or past due ≤ 30 days	Past due > 30 days ≤ 90 days		Unlikely to pay that are not past due or are past due ≤ 90 days	Past due > 90 days ≤ 180 days	Past due > 180 days ≤ 1 year	Past due > 1 year ≤ 2 years	Past due > 2 years ≤ 5 years	Past due > 5 years ≤ 7 years	Past due > 7 years	Of which defaulted
Cash balances at central banks and other demand deposits	67,866	67,866	—	—	—	—	—	—	—	—	—	—
Loans and advances	398,754	396,835	1,919	14,452	8,794	1,731	1,515	1,215	1,029	86	82	14,452
Central banks	7,176	7,176	—	—	—	—	—	—	—	—	—	—
General governments	23,269	23,250	19	25	22	1	—	—	—	—	2	25
Credit institutions	16,631	16,631	—	2	1	2	—	—	—	—	—	2
Other financial corporations	13,120	13,120	1	12	12	—	—	—	—	—	—	12
Non-financial corporations	170,162	169,783	379	5,520	3,358	399	534	542	551	76	60	5,520
Of which SMEs	53,086	52,847	240	3,381	1,677	257	461	468	429	41	49	3,381
Households	168,394	166,875	1,519	8,893	5,402	1,329	980	673	478	10	21	8,893
Debt Securities	89,201	89,201	—	53	53	—	—	—	—	—	—	53
Central banks	530	530	—	—	—	—	—	—	—	—	—	—
General governments	77,344	77,344	—	—	—	—	—	—	—	—	—	—
Credit institutions	3,397	3,397	—	—	—	—	—	—	—	—	—	—
Other financial corporations	3,037	3,037	—	51	51	—	—	—	—	—	—	51
Non-financial corporations	4,892	4,892	—	2	2	—	—	—	—	—	—	2
Off-balance sheet exposures	212,945			1,030								1,030
Central banks	—			—								—
General governments	3,515			1								1
Credit institutions	20,178			2								2
Other financial corporations	10,765			1								1
Non-financial corporations	122,521			925								925
Households	55,965			102								102
Total exposures December 2021	768,766	553,902	1,919	15,536	8,848	1,731	1,515	1,215	1,029	86	82	15,536
(*) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.

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EU CQ3 - Credit quality of performing and non-performing exposures by past due days (Million Euros. 12-31-2022)

	Gross carrying amount/nominal amount
	Performing exposures			Non-performing exposures
		Not past due or past due ≤ 30 days	Past due > 30 days ≤ 90 days		Unlikely to pay that are not past due or are past due ≤ 90 days	Past due > 90 days ≤ 180 days	Past due > 180 days ≤ 1 year	Past due > 1 year ≤ 2 years	Past due > 2 years ≤ 5 years	Past due > 5 years ≤ 7 years	Past due > 7 years	Of which defaulted
Cash balances at central banks and other demand deposits	73,470	73,470	—	—	—	—	—	—	—	—	—	—
Loans and advances	334,639	332,811	1,173	14,693	8,983	834	967	1,437	2,246	108	118	14,693
Central banks	4,420	4,420	—	—	—	—	—	—	—	—	—	—
General governments	20,884	20,850	34	38	33	—	1	—	—	—	4	38
Credit institutions	16,137	16,137	—	—	—	—	—	—	—	—	—	—
Other financial corporations	12,151	12,151	—	17	15	—	1	—	1	—	—	17
Non-financial corporations	164,837	164,528	309	6,340	3,996	307	437	429	1,044	52	75	6,340
Of which SMEs	53,823	53,605	217	3,653	1,854	233	351	373	743	38	61	3,653
Households	157,047	155,944	1,103	7,102	4,287	849	610	661	657	15	22	7,102
Debt Securities	81,104	81,104	—	57	57	—	—	—	—	—	—	57
Central banks	3,123	3,123	—	—	—	—	—	—	—	—	—	—
General governments	69,525	69,525	—	—	—	—	—	—	—	—	—	—
Credit institutions	1,697	1,697	—	—	—	—	—	—	—	—	—	—
Other financial corporations	2,389	2,389	—	54	54	0	—	—	—	—	—	54
Non-financial corporations	4,370	4,370	—	3	3	—	—	—	—	—	—	3
Off-balance sheet exposures	191,070			1,147								1,147
Central banks	—			—								—
General governments	3,321			22								22
Credit institutions	19,992			24								24
Other financial corporations	8,559			6								6
Non-financial corporations	114,536			984								984
Households	44,661			112								112
Total exposures December 2020	721,118	528,602	1,446	14,701	8,388	1,157	1,048	1,090	1,702	68	101	14,701
(*) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.

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The distribution of exposures by geographical area as of December 31, 2023 and December 31, 2022 are below:

Table 16. EU CQ4 - Quality of non-performing exposures by geography (Million Euros. 12-31-2023)

	Gross carrying amount(2) / nominal amount
		Of which: non performing	Of which: defaulted	Of which: subject to impairment (3)	Accumulated impairment	Provisions on off-balance sheet	Accumulated negative changes in fair value due to credit risk on non-performing exposures
On balance exposures	502,460	14,505	14,505	501,707	(11,515)		—
Spain	203,123	7,682	7,682	203,107	(4,304)		—
Mexico	112,192	2,475	2,475	111,887	(3,053)		—
Turkey	50,226	1,594	1,594	50,224	(1,580)		—
South America	54,528	2,223	2,223	54,145	(2,152)		—
Other areas (1)	82,391	531	531	82,344	(426)		—
Off balance exposures	213,975	1,030	1,030			770
Spain	54,540	572	572			204
Mexico	27,691	10	10			100
Turkey	32,530	266	266			323
South America	13,577	163	163			112
Other areas (1)	85,637	19	19			31
Total	716,435	15,536	15,536	501,707	(11,515)	770	—
(*) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(**) Provisions on off-balance sheet exposures is shown as positive, in line with FINREP regulatory financial reporting models.
(1) Other Countries includes mainly exposures in Europe (excluding Spain), United States and Asia.
(2) Includes gross carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios.
(3) Includes gross carrying amount of assets at amortised cost and assets at fair value through other comprehensive income.

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EU CQ4 - Quality of non-performing exposures by geography (Million Euros. 12-31-2022)

	Gross carrying amount(2) / nominal amount
		Of which: non performing	Of which: defaulted	Of which: subject to impairment (3)	Accumulated impairment	Provisions on off-balance sheet	Accumulated negative changes in fair value due to credit risk on non-performing exposures
On balance exposures	470,131	13,554	13,554	469,776	(11,518)		—
Spain	198,128	7,203	7,203	198,111	(4,562)		—
Mexico	88,946	1,945	1,945	88,701	(2,502)		—
Turkey	51,228	2,218	2,218	51,225	(2,031)		—
South America	51,530	1,768	1,768	51,478	(1,965)		—
Other areas (1)	80,301	419	419	80,261	(459)		—
Off balance exposures	192,217	1,147	1,147			770
Spain	53,974	716	716			241
Mexico	23,209	9	9			60
Turkey	21,077	260	260			294
South America	15,209	148	148			141
Other areas (1)	78,748	14	14			34
Total	662,349	14,701	14,701	469,776	(11,518)	770	—
(*) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(**) Provisions on off-balance sheet exposures is shown as positive, in line with FINREP regulatory financial reporting models.
(1) Other Countries includes mainly exposures in Europe (excluding Spain), United States and Asia.
(2) Includes gross carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios.
(3) Includes gross carrying amount of assets at amortised cost and assets at fair value through other comprehensive income.

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Throughout 2023, there has been a growth in activity not considering the effect of exchange rates in all the geographies in where the Group operates, mainly due to the dynamism of lending activity.
The distribution by counterparty sector of total and non-performing exposures of loans and advances, as well as their impairment as of December 31, 2023 and December 31, 2022, are shown below:

Table 17. EU CQ5 - Credit quality of loans and advances to non-financial corporations by industry (Million Euros. 12-31-2023)

	Gross carrying amount(1)/nominal amount
		Of which: non performing	Of which: defaulted	Of which: subject to impairment (2)	Accumulated impairment	Accumulated negative changes in fair value due to credit risk on non-performing exposures
Agriculture, forestry and fishing	4,530	133	133	4,530	(136)	—
Mining and quarrying	4,924	27	27	4,924	(30)	—
Manufacturing	45,958	814	814	45,893	(685)	—
Electricity, gas, steam and air conditioning supply	15,801	444	444	15,801	(454)	—
Water supply	905	16	16	905	(11)	—
Construction	8,269	665	665	8,269	(426)	—
Wholesale and retail trade	32,080	1,241	1,241	32,080	(883)	—
Transport and storage	10,380	310	310	10,378	(213)	—
Accommodation and food service activities	7,957	329	329	7,957	(208)	—
Information and communication	7,619	71	71	7,619	(54)	—
Financial activities and insurance	7,818	187	187	7,818	(121)	—
Real estate activities	12,661	658	658	12,550	(508)	—
Professional, scientific and technical activities	4,053	178	178	4,053	(124)	—
Administrative and support service activities	4,581	151	151	4,581	(111)	—
Public administration and defence, compulsory social security	303	10	10	303	(11)	—
Education	586	30	30	586	(21)	—
Human health services and social work activities	2,171	129	129	2,171	(48)	—
Arts, entertainment and recreation	906	53	53	906	(42)	—
Other services	4,179	74	74	4,179	(186)	—
Total	175,682	5,520	5,520	175,504	(4,273)	—
(*) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(1) Includes gross carrying amount of assets at amortised cost, assets at fair value through other comprehensive income and assets designated at fair value through profit and loss other than those held for trading.

(2) Includes gross carrying amount of assets at amortised cost and assets at fair value through other comprehensive income.

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EU CQ5 - Credit quality of loans and advances to non-financial corporations by activity sector (Million Euros. 12-31-2022)

	Gross carrying amount(1)/nominal amount
		Of which: non performing	Of which: defaulted	Of which: subject to impairment (2)	Accumulated impairment	Accumulated negative changes in fair value due to credit risk on non-performing exposures
Agriculture, forestry and fishing	4,475	153	153	4,475	(151)	—
Mining and quarrying	5,006	179	179	5,006	(106)	—
Manufacturing	44,658	869	869	44,583	(795)	—
Electricity, gas, steam and air conditioning supply	15,344	650	650	15,344	(535)	—
Water supply	875	21	21	875	(16)	—
Construction	8,349	784	784	8,349	(538)	—
Wholesale and retail trade	30,974	1,184	1,184	30,974	(951)	—
Transport and storage	11,054	319	319	11,051	(343)	—
Accommodation and food service activities	8,003	451	451	8,003	(329)	—
Information and communication	7,497	113	113	7,497	(47)	—
Financial activities and insurance	7,468	200	200	7,468	(187)	—
Real estate activities	11,431	718	718	11,349	(527)	—
Professional, scientific and technical activities	3,948	169	169	3,948	(154)	—
Administrative and support service activities	4,021	180	180	4,021	(124)	—
Public administration and defence, compulsory social security	268	8	8	268	(13)	—
Education	556	35	35	556	(29)	—
Human health services and social work activities	2,108	138	138	2,108	(53)	—
Arts, entertainment and recreation	927	68	68	927	(79)	—
Other services	4,214	101	101	4,214	(519)	—
Total	171,176	6,340	6,340	171,017	(5,495)	—
(*) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(1) Includes gross carrying amount of assets at amortised cost, assets at fair value through other comprehensive income and assets designated at fair value through profit and loss other than those held for trading.

(2) Includes gross carrying amount of assets at amortised cost and assets at fair value through other comprehensive income.
During 2023, the gross book balance of loans and advances to non-financial corporations has grown not significantly (2.6%) respect to December 2022. Exposures in default decreased by €820 million and accumulated impairment by €1,222 million; both figures were partly affected by exchange rates and the performance of singular clients.
The distribution of the gross book value of performing and non-performing exposures of loans and debt securities by residual maturity is presented below. The accounting values as of December 31, 2023 and December 31, 2022 are presented:

Table 18. EU CR1-A - Maturity of exposures (Million Euros. 12-31-2023)

	Value of net exposure(1)
	On demand	≤ 1 year	> 1 year ≤ 5 year	> 5 year	No stated maturity	Total
Loans and advances	3,037	121,546	115,373	161,893	—	401,849
Debt securities	—	19,818	46,212	22,717	69	88,816
Total	3,037	141,364	161,585	184,610	69	490,665
(1) Includes gross carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios.

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Table 18. EU CR1-A - Maturity of exposures (Million Euros. 12-31-2022)

	Value of net exposure(1)
	On demand	≤ 1 year	> 1 year ≤ 5 year	> 5 year	No stated maturity	Total
Loans and advances	4,101	114,139	106,902	152,519	—	377,661
Debt securities	—	19,378	41,795	19,772	7	80,952
Total	4,101	133,517	148,698	172,291	7	458,613
(1) Includes gross carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios.

The changes of non performing exposures between December 31, 2022 and December 31, 2023 is shown below in the following tables:

Table 19. EU CR2 - Changes in the balance of exposures to credit risk in default and impaired (Million Euros)

Gross book value of defaulted exposures
Opening balance as at December 2022	14,701
Loans and debt securities that have defaulted or whose value has deteriorated since the last reporting period	5,132
Reclassification to non-default status	(2,886)
Amounts recognized as write-offs	(1,958)
Other changes	(74)
Closing balance as at June 2023	14,915

Gross book value of defaulted exposures
Closing balance as at June 2023	14,915
Loans and debt securities that have defaulted or whose value has deteriorated since the last reporting period	5,935
Reclassification to non-default status	(2,911)
Amounts recognized as write-offs	(1,812)
Other changes	(592)
Closing balance as at December 2022	15,536
The balance of defaulted exposures has increased by approximately 5.7% (+7.7% at constant rates), concentrated in the retail portfolios of South America, Mexico and Spain, and to a lesser extent, in the rest of the geographies, mainly affected by the entry of unique clients.

A table with a general overview of forborne exposures is shown below, which includes the amounts as of December 31, 2023 and the main figures as of December 31, 2022:

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Table 20. EU CQ1 - Credit quality of forborne exposures (Million Euros. 12-31-2023)

	Gross carrying amount/nominal amount of exposures with forbearance measures				Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions		Collateral received and financial guarantees received on forborne exposures
		Non-performing forborne
	Performing forborne		Of which defaulted	Of which impaired	On performing forborne exposures	On non-performing forborne exposures		Of which collateral and financial guarantees received on non-performing exposures with forbearance measures
Cash balances at central banks and other demand deposits	—	—	—	—	—	—	—	—
Loans and advances	4,704	7,659	7,659	7,659	(515)	(3,597)	5,816	3,053
Central banks	—	—	—	—	—	—	—	—
General governments	22	16	16	16	(2)	(4)	5	1
Credit institutions	—	—	—	—	—	—	—	—
Other financial corporations	17	7	7	7	(2)	(2)	10	4
Non-financial corporations	2,368	3,409	3,409	3,409	(332)	(1,893)	2,211	969
Households	2,297	4,227	4,227	4,227	(178)	(1,698)	3,590	2,078
Debt Securities	—	—	—	—	—	—	—	—
Loan commitments given	215	32	32	32	14	3	—	—
Total exposures	4,920	7,691	7,691	7,691	(529)	(3,600)	5,816	3,053
(*) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(**) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.

EU CQ1 - Credit quality of forborne exposures (Million Euros. 12-31-2022)

	Gross carrying amount/nominal amount of exposures with forbearance measures				Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions		Collateral received and financial guarantees received on forborne exposures
		Non-performing forborne
	Performing forborne		Of which defaulted	Of which impaired	On performing forborne exposures	On non-performing forborne exposures		Of which collateral and financial guarantees received on non-performing exposures with forbearance measures
Cash balances at central banks and other demand deposits	—	—	—	—	—	—	—	—
Loans and advances	6,985	8,135	8,135	8,135	(678)	(4,242)	6,312	2,689
Central banks	—	—	—	—	—	—	—	—
General governments	18	29	29	29	(1)	(8)	6	5
Credit institutions	—	—	—	—	—	—	—	—
Other financial corporations	3	10	10	10	—	(5)	6	4
Non-financial corporations	3,848	4,442	4,442	4,442	(469)	(2,658)	2,355	964
Households	3,116	3,654	3,654	3,654	(208)	(1,571)	3,945	1,717
Debt Securities	—	—	—	—	—	—	—	—
Loan commitments given	391	41	41	41	16	6	—	—
Total exposures	7,376	8,176	8,176	8,176	(694)	(4,248)	6,312	2,689
(*) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(**) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.

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The amounts of collateral obtained by taking possession and execution processes as of December 31, 2023 and
December 31, 2022 are shown below, differentiating property, plant and equipment from other collateral:

Table 21. EU CQ7 - Collateral obtained by taking possession and execution processes (Million Euros)

	12-31-2023		12-31-2022
	Collateral obtained		Collateral obtained
	Value at initial recognition(1)	Accumulated negative changes(2)	Value at initial recognition(1)	Accumulated negative changes(2)
Property, plant and equipment (PP&E)	—	—	—	—
Other than PP&E	1,209	(466)	1,769	(833)
Residential immovable property	934	(344)	1,051	(432)
Commercial Immovable property	263	(116)	333	(140)
Movable property (auto, shipping, etc.)	8	(5)	9	(6)
Equity and debt instruments	—	—	372	(254)
Other	4	(1)	4	(2)
Total	1,209	(466)	1,769	(833)
(1) Value at initial recognition: the gross carrying amount of the collateral obtained by taking possession at initial recognition.
(2) Cumulative negative changes: cumulative impairment or negative cumulative changes in the value of collateral initially recognised.
4.2.4.Information on the standardised approach
4.2.4.1.Identification of external rating agencies
The external credit assessment institutions (ECAIs) appointed by the Group to determine the risk weights applicable to its exposure are as follows: Standard & Poors’, Moodys, Fitch.
The ratings of ECAI are used for exposures to wholesale portfolios, basically those involving “Sovereigns and central banks” in developed countries, and “Financial Institutions”.
In cases where a counterparty has ratings from different ECAIs, the Group follows the procedure laid down in Article 138 of the Solvency Regulations, which specifies the order of priority to be used in the assignment of ratings.
When two different credit ratings made by designated ECAIs are available for a rated exposure, the higher risk weight will be applied. However, when there are more than two credit ratings for the same rated exposure, use is to be made of the two credit ratings that provide the lowest risk weights. If the two lowest risk weights coincide, then that weight will be applied; if they do not coincide, the higher of the two will be applied.
The correspondence between the alphanumeric scale of each agency used and the risk categories used by the Group are defined in the Implementing Technical Standards on the mapping of ECAIs credit assessment under Article 136(1) and (3) of Regulation (EU) No. 575/2013; complying with the provisions of Article 136 of the CRR.
4.2.4.2.Assignment of the credit ratings to public share issues
The number of cases and the amount of these assignments are not relevant for the Group in terms of credit admission and issuer risk management.
4.2.4.3.Exposure values before and after the application of credit risk mitigation techniques
The original exposure net of value adjustments and provisions, exposure after risk mitigation techniques, and RWA density for each exposure category, according to the standardised approach, are shown below, excluding securitisation and counterparty credit risk exposure:

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Table 22. EU CR4 - Standardised approach - credit risk exposure and credit risk mitigation effects (Million Euros. 12-31-2023)

	Exposures before CCF and CRM(1)		Exposures post-CCF and CRM(2)		RWA(3) and RWA Density
Exposure Class	On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWA	RWA Density
Central governments or central banks	151,316	1,040	182,007	2,051	29,145	16%
Regional governments or local authorities	7,505	348	1,490	185	1,316	79%
Public sector entities	953	482	871	143	859	85%
Multilateral development banks	204	—	206	—	6	3%
International Organisations	735	—	475	—	—	—
Institutions	9,908	18,020	9,923	1,737	3,980	34%
Corporates	40,923	14,871	37,504	7,690	43,301	96%
Retail	62,004	35,002	54,142	2,994	39,959	70%
Secured by mortgages on immovable property	30,521	413	30,417	189	11,056	36%
Exposures in default	3,245	304	2,868	93	3,054	103%
Exposures associated with particularly high risk	2,325	493	1,925	221	3,219	150%
Covered bonds	—	—	—	—	—	—
Institutions and corporates with a short term credit assessment	1	—	1	—	—	56%
Collective Investment Undertakings	—	1	—	1	1	100%
Equity	—	—	—	—	—	—
Other Items	21,686	14	21,923	17	11,589	53%
Total	331,326	70,990	343,752	15,320	147,485	41%
(1) Net OE: original exposure net of value adjustments and provisions.
(2) EAD: original exposure net of value adjustments and provisions after CRM and CCF.
(3) RWAs: EAD after risk-weighting.

EU CR4 - Standardised approach - credit risk exposure and credit risk mitigation effects (Million Euros. 12-31-2022)

	Exposures before CCF and CRM(1)		Exposures post-CCF and CRM(2)		RWA(3) and RWA Density
Exposure Class	On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWA	RWA Density
Central governments or central banks	150,118	963	180,598	2,473	30,891	17%
Regional governments or local authorities	6,843	278	2,019	124	1,333	62%
Public sector entities	805	493	779	237	964	95%
Multilateral development banks	185	—	185	—	6	3%
International Organisations	466	—	466	—	—	—
Institutions	10,218	17,250	10,251	1,383	4,303	37%
Corporates	41,486	14,706	38,614	7,365	43,187	94%
Retail	56,115	27,410	48,393	3,791	36,333	70%
Secured by mortgages on immovable property	27,306	353	27,163	190	9,871	36%
Exposures in default	2,795	361	2,456	138	2,685	104%
Exposures associated with particularly high risk	1,940	396	1,733	140	2,809	150%
Covered bonds	—	—	—	—	—	—
Institutions and corporates with a short term credit assessment	—	—	—	—	—	39%
Collective Investment Undertakings	1	1	1	1	1	100%
Equity	—	—	—	—	—	—
Other Items	19,537	20	19,869	31	11,229	56%
Total	317,816	62,232	332,527	15,872	143,612	41%
(1) Net OE: original exposure net of value adjustments and provisions.
(2) EAD: original exposure net of value adjustments and provisions after CRM and CCF.
(3) RWAs: EAD after risk-weighting.

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The increase in exposure observed during the period is mainly explained by the increase in the retail, mortgage and corporate portfolios, although this organic growth is attenuated by the exchange rate effect, especially in the case of corporate; and to a lesser extent in positions with governments and central banks and institutions.
The average density in these categories remains largely unchanged, and therefore the evolution of RWAs is in line with this growth in exposure.
In addition, the following tables show the exposure net of provisions, before and after the application of credit risk mitigation techniques by risk weights and exposure categories under the standardised approach, excluding securitisation positions and counterparty credit risk exposure.
Exposure net of provisions and after applying CCF and CRM related to counterparty credit risk are shown in table EU CCR3 of Section 4.2.6.2.1 of this report.

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Table 23. EU CR5 - Standardised approach: exposure values after application of credit risk mitigation techniques (Million Euros. 12-31-2023)

	Risk Weight															Total credit exposures amount (post-CCF and post-CRM)	Of which: unrated (1)
Exposure Class	0%	2%	4%	10%	20%	35%	50%	70%	75%	100%	150%	250%	370%	1250%	Others
Central Government or central banks	156,446	—	—	253	217	—	7,403	—	—	15,652	494	3,593	—	—	—	184,058	54,888
Regional government or local authorities	84	—	—	—	306	—	58	—	—	1,226	—	—	—	—	—	1,674	132
Public sector entities	83	—	—	—	4	—	138	—	—	790	—	—	—	—	—	1,014	820
Multilateral development banks	195	—	—	—	—	—	11	—	—	—	—	—	—	—	—	206	92
International Organisations	475	—	—	—	—	—	—	—	—	—	—	—	—	—	—	475	475
Institutions	—	128	—	—	8,799	—	1,067	—	—	1,630	36	—	—	—	—	11,660	5,458
Corporates	—	—	—	—	151	—	1,038	—	—	42,726	1,279	—	—	—	—	45,194	39,063
Retail	—	—	—	—	—	—	—	—	57,136	—	—	—	—	—	—	57,136	57,136
Secured by mortgages on immovable property	—	—	—	—	—	25,832	4,639	—	2	132	—	—	—	—	—	30,606	30,606
Exposures in default	—	—	—	—	—	—	—	—	—	2,776	186	—	—	—	—	2,961	2,961
Exposures associated with particularly high risk	—	—	—	—	—	—	—	—	—	—	2,146	—	—	—	—	2,146	2,146
Covered bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Institutions and corporates with a short-term credit assessment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	—
Collective investment undertakings	—	—	—	—	—	—	—	—	—	1	—	—	—	—	—	1	1
Equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other items	10,288	—	—	—	79	—	—	—	—	11,573	—	—	—	—	—	21,940	21,940
Total	167,572	128	—	253	9,556	25,832	14,354	—	57,138	76,506	4,141	3,593	—	—	—	359,073	215,719
(1) Of which: Unrated refers to exposure for which no credit rating from designated ECAIs is available.

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EU CR5 - Standardised approach: exposure values after application of credit risk mitigation techniques (Million Euros. 12-31-2022)

	Risk Weight															Total credit exposures amount (post-CCF and post-CRM)	Of which: unrated (1)
Exposure Class	0%	2%	4%	10%	20%	35%	50%	70%	75%	100%	150%	250%	370%	1250%	Others
Central Government or central banks	154,318	—	—	—	275	—	6,596	—	—	17,542	853	3,486	—	—	—	183,071	56,214
Regional government or local authorities	45	—	—	—	947	—	16	—	—	1,136	—	—	—	—	—	2,143	190
Public sector entities	24	—	—	—	3	—	51	—	—	938	—	—	—	—	—	1,016	913
Multilateral development banks	174	—	—	—	—	—	11	—	—	—	—	—	—	—	—	185	81
International Organisations	466	—	—	—	—	—	—	—	—	—	—	—	—	—	—	466	466
Institutions	—	198	—	—	8,042	—	1,513	—	—	1,774	107	—	—	—	—	11,633	6,658
Corporates	—	—	—	—	721	—	1,270	—	—	42,244	1,743	—	—	—	—	45,978	37,976
Retail	—	—	—	—	—	—	—	—	52,184	—	—	—	—	—	—	52,184	52,184
Secured by mortgages on immovable property	—	—	—	—	—	22,649	4,579	—	2	122	—	—	—	—	—	27,353	27,353
Exposures in default	—	—	—	—	—	—	—	—	—	2,411	182	—	—	—	—	2,594	2,594
Exposures associated with particularly high risk	—	—	—	—	—	—	—	—	—	—	1,873	—	—	—	—	1,873	1,873
Covered bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Institutions and corporates with a short-term credit assessment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Collective investment undertakings	—	—	—	—	—	—	—	—	—	1	—	—	—	—	—	1	1
Equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other items	8,538	—	—	—	167	—	—	—	—	11,195	—	—	—	—	—	19,900	19,900
Total	163,566	198	—	—	10,154	22,649	14,037	—	52,186	77,365	4,758	3,486	—	—	—	348,399	179,495
(1) Of which: Unrated refers to exposure for which no credit rating from designated ECAIs is available.

The largest changes in exposures by risk weights during the period occurred, on the one hand, in sovereign exposures subject to a 0% risk weight due to the increase in fixed income portfolio and 100% following a decrease in balances with central banks and, on the other hand, in exposures to retail and corporate customers subject to a 75% and 75% risk weight, respectively, as a result of the boost in the growth of activity with this type of exposures. In addition, exchange rate movements observed in some geographies eliminated the impact of activity increase observed in some categories.

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The following table shows the flow statements of credit and counterparty credit risk RWA under standardised approach during the fourth quarter of 2023:

Table 24. RWA flow statements of credit risk exposures under the standardised approach (Million Euros)

	Credit Risk		Counterparty Credit Risk		Total
	RWA amounts	Capital Requirements	RWA amounts	Capital Requirements	RWA amounts	Capital requirements
RWAs as of September 30, 2023	150,769	12,062	4,571	366	155,340	12,427
Asset size	3,163	253	(1,300)	(104)	1,864	149
Asset quality	257	21	6	—	263	21
Model updates	—	—	—	—	—	—
Methodology and policy	—	—	—	—	—	—
Acquisitions and disposals	—	—	—	—	—	—
Foreign exchange movements	(6,705)	(536)	(182)	(15)	(6,887)	(551)
Other	—	—	—	—	—	—
RWAs as of December 31, 2023	147,485	11,799	3,095	248	150,580	12,046

During the fourth quarter of 2023, there was a significant reduction in risk-weighted assets under the standardised approach, mainly due to the depreciation of the currencies with which the Group operates against the euro, mainly because of Argentinian peso and Turkish lira.
Credit risk RWAs, isolating this effect, grew by €3,420million, in line with the evolution of the lending business in the geographies that measure RWAs under the standard method and, secondarily, due to a decrease in sovereign exposures.
The RWAs driven by the counterparty risk fell over the quarter as a result of a decrease in Securities Financing Transactions considered under this portfolio.
The full annual series of RWA flow of credit risk under the standardised approach is available in the editable file “Pillar 3 2023 – Tables & Annexes”.
4.2.5.Information on the IRB approach
4.2.5.1.General information
4.2.5.1.1.Authorisation by the supervisor to use the IRB approach
The following are the models authorised by the supervisor for use in the calculation of regulatory capital (own funds) requirements.

Table 25. Models authorised by the supervisor for the purpose of their use in the calculation of capital requirements (12-31-2023)

Institution Portfolio	Portfolio	Number of models	Model description
BBVA S.A.	Sovereigns	4	1 Rating, 1 PD model, 1 LGD model, 1 CCF model
	Financial institutions	4	1 Rating, 1 PD model, 1 LGD model, 1 CCF model
	Public institutions	5	1 Rating, 1 PD model, 2 LGD models, 1 CCF model
	Specialised finance	1	1 Slotting criteria, 1 CCF model
	Developers	5	1 Rating, 1 PD model, 2 LGD model, 1 CCF model
	Small Corporates	4	1 Rating, 1 PD model, 1 LGD models, 1 CCF model
	Medium-sized Corporates	4	1 Rating, 1 PD model, 1 LGD models, 1 CCF model
	Large Corporates	4	1 Rating, 1 PD model, 1 LGD models, 1 CCF model
	Mortgages	6	2 Scorings, 2 PD models, 1 LGD model, 1 CCF model
	Consumer finance	5	2 Scorings, 2 PD models, 1 LGD model
	Credit cards	8	2 Scorings, 2 PD models, 2 LGD models, 2 CCF models
	Automobiles	4	2 Scorings, 1 PD model, 1 LGD model
BBVA Bancomer	Retail Revolving (Credit Cards)	10	4 Scorings, 4 PD models, 1 LGD model, 1 CCF model
	Large Corporates	4	1 Rating, 1 PD model, 1 LGD models, 1 CCF model
	Medium-sized Corporates	4	1 Rating, 1 PD model, 1 LGD models, 1 CCF model
BBVA Group	Equity	1	1 capital model

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The following table shows the distribution of EAD of credit and counterparty risk by method for each category of exposure as of December 31, 2023 and as of December 31, 2022, in addition to the percentage subject to rollout3 (counterparty credit risk included and securitisations are excluded):

Table 26. EU CR6-A — Scope of the use of IRB and SA approaches (Million euros. 12-31-2023)

	Exposure value as defined in Article 166 CRR for exposures subject to IRB approach	Total exposure value for exposures subject to the Standardised approach and to the IRB approach	Percentage of total exposure value subject to the permanent partial use of the SA (%)	Percentage of total exposure value subject to IRB Approach (%)	Percentage of total exposure value subject to a roll-out plan (%)
Central governments or central banks	11,381	168,792	0.71	0.06	0.23
Of which Regional governments or local authorities		—	—	—	—
Of which Public sector entities		—	—	—	—
Institutions	191,747	138,597	6.06%	81.18%	12.76%
Corporates	178,073	232,005	7.23%	74.41%	18.36%
Of which Corporates - Specialised lending, excluding slotting approach		—	—	—	—
Of which Corporates - Specialised lending under slotting approach		7,622	—	100.00%	—
Retail	103,285	197,275	11.46%	59.27%	29.27%
of which Retail – Secured by real estate SMEs		2,854	21.04%	30.77%	48.20%
of which Retail – Secured by real estate non-SMEs		94,779	6.50%	71.08%	22.42%
of which Retail – Qualifying revolving		36,703	8.21%	40.29%	51.50%
of which Retail – Other SMEs		18,005	6.71%	16.75%	76.54%
of which Retail – Other non-SMEs		44,833	25.90%	26.56%	47.54%
Equity	6,164	6,164	0.00	100.00%	—
Other non-credit obligation assets	—	21,702	5.67%	—	94.33%
Total	490,650	764,534	22.35%	54.37%	23.28%

3 Sequential deployment process of IRB models in each exposure category.

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Table 29. EU CR6-A — Scope of the use of IRB and SA approaches (Million euros. 12-31-2022)

	Exposure value as defined in Article 166 CRR for exposures subject to IRB approach	Total exposure value for exposures subject to the Standardised approach and to the IRB approach	Percentage of total exposure value subject to the permanent partial use of the SA (%)	Percentage of total exposure value subject to IRB Approach (%)	Percentage of total exposure value subject to a roll-out plan (%)
Central governments or central banks	11,276	165,501	0.66	0.07	0.27
Of which Regional governments or local authorities		—	—	—	—
Of which Public sector entities		—	—	—	—
Institutions	177,693	97,889	8.33%	75.89%	15.79%
Corporates	142,572	218,092	3.95%	74.22%	21.83%
Of which Corporates - Specialised lending, excluding slotting approach		—	—	—	—
Of which Corporates - Specialised lending under slotting approach		6,475	—	100.00%	—
Retail	100,150	177,698	7.89%	53.70%	38.41%
of which Retail – Secured by real estate SMEs		2,327	21.57%	39.99%	38.44%
of which Retail – Secured by real estate non-SMEs		91,510	5.94%	74.31%	19.75%
of which Retail – Qualifying revolving		23,058	2.19%	52.13%	45.68%
of which Retail – Other SMEs		27,434	11.47%	9.54%	78.99%
of which Retail – Other non-SMEs		33,369	13.30%	35.52%	51.19%
Equity	5,692	5,692	0.00	100.00%	—
Other non-credit obligation assets	—	13,335	8.03%	—	91.97%
Total	437,384	678,207	21.25%	50.29%	28.46%

The above table is shown according to the CRR2 EBA ITS where the first column includes the exposure value (EAD) of the portfolios subject to the IRB method, while the second column includes the value of the exposures subject to the standard and IRB approaches. The second column includes the value of the exposure defined by article 429(4) of the CRR that corresponds to the exposure to the leverage ratio (see section 5.1. for more information on the definition of the exposure to the leverage ratio).
The following chart shows the exposures distributed by permanent partial use of the standard method, subject to roll-out plans and those that are already subject to the IRB method:

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Chart 9. Distribution of Exposure between the use of PPU, IRB and rollout plans

Central governments or central banks
71.4%
6.1%
22.6%
Institutions
6.1%
81.2%
12.8%
Corporates
7.2%
74.4%
18.4%
Specialised lending Corporates
100.0%
Retail
11.5%
59.3%
29.3%
Subject to roll-out plans
Subject to IRB
Subject to PPU

The main types of rating models used in the IRB portfolios are ratings for wholesale portfolios and proactive and reactive scorings in the case of retail portfolios.
The rating models give contracts/customers a score that orders customers according to their credit quality. This score is determined, among others, by the characteristics of the transactions, economic and financial conditions of the customer, information on payment behaviour, credit bureau.
The approval of the models by the supervisor includes both own estimations of the probability of default (PD), loss given default (LGD) and the internal estimation of credit conversion factors (CCFs).
As an IRB entity, the BBVA Group is aware of the importance of assessing the potential future inclusion of additional portfolios under an IRB approach, which is materialised in a roll-out plan (see table EU CR6-A for more information).
4.2.5.1.2.Structure of internal rating systems and relationship between internal and external ratings
The Group has rating tools for each exposure category listed in the Basel Agreement.
The retail portfolio has scoring tools for determining the credit quality of transactions on the basis of information on the transaction itself and on the customer. The scoring models are algorithms calculated using statistical methods that score each transaction. This score reflects the transaction’s level of risk and is in direct relation to its probability of default (PD).
These decision models are the basic tool to decide who should receive a loan and the amount to be granted, thereby contributing to both the arrangement and management of retail-type loans.
For the wholesale portfolio, the Group has rating tools that, unlike scorings, do not assess transactions but rather customers. The Group has different tools for rating the various customer segments: small companies, corporates, government and the public sector, etc. In those wholesale portfolios where the number of defaults is very low (sovereign risk, corporates, financial institutions) the internal information is supplemented by the benchmarks of external rating agencies.
The PD estimates made by the Group are transferred to the Master Scale, enabling a comparison to be made with the scales used by external agencies.

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Table 27. Master Scale of BBVA's rating (12-31-2023)

Internal rating	Probability of default (basic points)
Reduced List (22 groups)	Average	Minimum from >=	Maximum
AAA	1	0	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
CCC+	1,191	1,061	1,336
CCC	1,500	1,336	1,684
CCC-	1,890	1,684	2,121
CC+	2,381	2,121	2,673
CC	3,000	2,673	3,367
CC-	3,780	3,367	4,243

4.2.5.1.3.Use of internal estimates for purposes other than the calculation of regulatory capital requirements
The Group’s internal estimates are a critical component of management based on value creation, giving rise to criteria for assessing the risk-return trade-off.
These measures have a broad range of uses, from the adoption of strategic business decisions through to the individual admission of transactions.
Specifically, internal estimates are used in everyday business in support of credit risk management through their inclusion in admission and monitoring processes, as well as in the pricing of transactions.
The management use of performance metrics that consider expected loss, economic capital and risk-adjusted return enables the monitoring of portfolios and the assessment of non-performing positions, among others.
4.2.5.1.4.Process for managing and recognizing the effects of credit risk mitigation
Mitigation is an iterative process whose purpose is to recognize the benefits of the existence of collateral and guarantees, ordering them from the highest to the lowest credit quality.
The Group uses risk mitigation techniques for exposure pertaining to the wholesale portfolio by replacing the debtor’s PD with that of the guarantor, in cases in which the latter is eligible and its PD is lower than the debtor’s.
In retail admission processes the guarantor is included in the scoring itself.
Collateral in IRB models is recognised through the LGD and must meet eligibility criteria based on maturity and minimum exposure coverage, and making the necessary adjustments depending on the type of existing collateral, financial or real.
4.2.5.1.5.Control mechanisms for internal rating models
The Group has a management framework for rating models that covers all the phases of the model life-cycle: from the moment where a specific need that triggers the development or change of a model is identified, through its validation, regular monitoring and use within the credit risk processes.
Model Development
The development of a model is an activity that requires the involvement of different stakeholders, experience and multidisciplinary technical knowledge. GRM Data & Advanced Analytics is the area responsible for the development of BBVA Group's risk models. As a global function, it must ensure that the models are developed according to the best market practices, that the model development process is homogenous within the Group and an efficient management of existing resources.
Every model development must be properly documented. A correct and updated documentation allows to reduce the dependencies of key people and facilitates control, review and training tasks, mitigating the model risk.

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An outsourcing of specific activities in the development of risk models is possible, but in no case does this imply a transfer of responsibility outside the Group.
The Group has internal policies where all concepts are defined.
Model Approval
The Group's Chief Risk Officer (CRO) is the head of the risk function in the executive line and, in order to better perform his duties, he is supported by a specific committee structure.
The Regulation for Changes in Regulatory Risk Models defines the internal governance process that must be followed in order to start using the BBVA Group's risk models, as defined in the Model Risk Management Policy, indicating the committees that must authorize the new models and their changes (methodological changes, changes in scope and usage), as well as the cessation of its use, depending on the materiality of the changes introduced in the model.
The Global Risk Management Committee (GRMC) is constituted as a forum for advising and supporting the Group Risk Director for the exercise of the functions and decision-making that the latter is responsible for adopting. This includes with regards to model risk, among other functions, approving both the material modifications or measures of the Internal Models that are used in the Calculations of Regulatory Capital (IRB; IMA; Longevity) as well as of new models that will be used to this end.
Moreover, the Risk Models Management Committee (RMMC) reports to the GRMC, providing it with adequate technical support in decisions associated with model risk management. One of its functions is the review, prior to its presentation to the GRMC, of the requests for new Internal models that will be for Regulatory Capital calculations or the changes to be introduced in the existing ones, acting in a delegated manner to approve those changes of less relevance or immaterial.
Given its technical component, the presidency is exercised by the Head of GRM Data & Advanced Analytics. In addition to including members of GRM's Senior Management and the responsible for GRM Internal Control, the committee is also complemented by members of the GRM Data & Advanced Analytics and Internal Validation COEs.
Model Monitoring
A comprehensive monitoring framework allows to identify unexpected behaviour incorrect model usages and even to anticipate when changes in the risk profile of portfolios or products require corrective actions to be taken. The risk rating models are monitored with a frequency appropriate to the nature of the model, the availability of new data, modelling techniques and the importance of their use in management.The monitoring is analysed with a double perspective: performance and use.
Performance monitoring aims to detect deficiencies in the behaviour of risk rating models, anticipating their possible deterioration over time. It is a mechanism to determine if the models are working correctly, helping to verify that the components of the model work as expected. The performance monitoring framework makes possible to identify weaknesses and establish the necessary action plans to ensure its proper functioning. This analytical framework, a fundamental component of risk model planning, establishes the minimum criteria that must be taken into account, as well as the metrics and thresholds that allow warning of unwanted behaviour.
Usage monitoring aims to verify that the model is effectively used in the risk management process, for the uses defined, and in an appropriate way. This control mechanism continuously allows the detection of deviations from the intended use of the models, as well as the establishment of action plans for their correction.
In addition, the Group has an area independent from the developers and users of the rating models, as well as independent of the departments responsible for model monitoring, whose main function is to backtest the models, in order to ensure their accuracy, robustness and stability (see next section “Validation Process”)
On the other hand, a series of reports are periodically presented to the governing bodies for their review, which purpose of is to monitor the main risk indicators and management metrics, the presentation of follow-up reports and plans to redirect exceeded indicators with respect to the action frameworks approved annually.
4.2.5.1.6.Description of the internal rating process
There follows a description of the internal rating process by type of customer:
•Central banks and central governments: For this segment, the assignment of ratings is made by country risk unit, which periodically analyse this type of customer, rating them according to the parameters included in the corresponding rating model. There are 3 different methodologies currently in use for allocating country ratings: (i) ratings from external agencies, used for developed countries, emerging countries with elevated incomes and emerging countries where the Group has little risk; (ii) internal rating based on a proprietary tool used for emerging countries where the Group has an appreciable risk; and lastly (iii) the country risk scores published by the Belgian export credit agency (which manages the quantitative model used by the OECD to assign its country risk scores) for countries of marginal importance for the

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Group that have no external ratings. Sovereign ratings are generated in local and foreign currency for all countries, as well as a transfer rating, which evaluates the risk of inconvertibility/transfer restrictions.
For emerging countries rated with the internal tool, the local currency rating is obtained by adjusting the foreign currency rating provided by the internal tool with authorization from the Risk Committee allocated for such purpose.
•Financial institutions: The relevant risk unit periodically rates these types of clients, and constantly monitors the evolution of these clients in national and international markets. External ratings are a key factor in the ratings assignment for financial institutions.
•Public institutions: the rating is generally obtained by the risk units responsible for their sanction, on an annual basis, at the same time as the review of clients' risks or the publication of their accounts.
•Large Companies: Includes the rating of exposure with corporate business groups. The result is affected both by indicators of business risk (evaluation of the competitive environment, business positioning, regulation, etc.) and financial risk indicators (size of the group by sales, cash generation, levels of debt, financial flexibility, etc.).
In accordance with the characteristics of the large companies, the rating model has a global nature with specific algorithms according to the sector of activity and geographical adaptations. The rating of these customers is generally calculated within the framework of the annual risk review process, or the admission of new operations.
The responsibility for the assessment lies with the units proposing the risk, while those responsible of approvals, validate it when the decision is taken.
•Medium-sized companies: This segment also takes into account quantitative factors derived from economic and financial information, and qualitative factors that are related to the age of the company, the sector, management quality, etc. and alert factors derived from risk monitoring.
As in the Corporate segment, the rating tends to run parallel to the admission process, so the responsibility for rating lies with the unit proposing the risk, while the decision-making level is in charge of validating it.
•Small-sized companies: As in the case of medium-sized companies, this segment also takes into account quantitative factors derived from economic and financial information, and qualitative factors that are related to the age of the company, the sector, management quality, etc. and alert factors derived from risk monitoring. Similarly, the rating tends to run parallel with the admission process, so the responsibility for rating is with the unit proposing the risk, while the decision-making level is in charge of validating it.
•Specialised Lending: To classify this segment, the Group has chosen to use the approach of slotting criteria, as included in the Basel Accord of June 2004 and in the solvency regulations (CRR Article 153.5).
•Developers: The rating of real estate developers covers the rating of both customers who are developers and the Property Projects unit. Its use makes it easier to monitor and rate projects during their execution phase, as well as enriching the admission processes.
•BBVA Mexico Corporates: This segment also takes into account quantitative factors derived from economic and financial information and bureau information, as well as qualitative factors related to the age of the company, the sector, the quality of its management, etc. The rating tends to run parallel to the admission process, so that responsibility for the rating is with the unit originating the risk, while the decision-making body validates it.
In general in the wholesale area, the rating of customers is not limited to admission, as the ratings are updated according to new information available at any time (economic and financial data, changes in the company, external factors, etc.).
•Retailers: Retail exposure is rated by models developed internally by the Entity that allow the credit risk of portfolios to be assessed. The model score can be assigned at the customer or product level and transformed into a probability of default, allowing for management based on risk groups. Depending on the information available, ratings can be reactive or proactive. The reactive ratings are generated from the customer's request to take out a product, while the proactive ratings are periodically calculated on the basis of the information available, internal and external, on the customer's payment behaviour. Proactive models allow offers of pre-approved products, which are instrumentalised in mass marketing campaigns. Ratings are integrated into admission and monitoring processes for retail portfolios, ensuring adequate credit risk management.
The rating process is as follows for each specific category of retail exposure:
a.Mortgages, Consumer Finance and Retail Cards - Spain:

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◦Reactive processes: The manager collects data on the customer (personal, financial, banking relationship information) and on the transaction (LTV, amount, maturity, destination etc.) and calculates the rating of the transaction with the scoring. The decision on whether it is approved is made based on the results of applying the model and risk policies
◦Proactive processes: Each month all the customers who have asset positions in credit cards, consumer finance or mortgages and first and second in liability seniority, are rated according to information on their behavior.
b.Consumer Finance Autos Spain: The financing request may come through the call center or be directly recorded in the web application by our authorised dealers. The necessary information on the customer (personal, financial information, authorisation to consult the external bureau of credit) and on the transaction (maturity, amount, etc.) is recorded to rate the transaction with the scoring. Once the validity of the information provided is verified, the decision of whether to approve it is made based on the results of applying the model and risk policies.
c.Retail Revolving- Cards BBVA Mexico: The manager or specialist party gathers the necessary information on the customer (personal, financial information and authorisation to consult the external bureau of credit) and on the transaction (limit requested) to rate the transaction with the scoring. There are additional processes for validating and checking this information through the back office or operational support areas. The decision on whether it is approved is made based on the results of applying the model and risk policies.
◦Behavioural: Every month all the active cards are rated according to their transactional behaviour and payment status.
◦Proactive: Each month all the customers who have asset positions.
d.SMEs Spain (legal persons): Management is based on the allocation of limits/ceilings at the customer level, based on the results of a proactive monthly update rating.
•Equity: For its portfolio position registered as equity, the Group is applying the rating obtained for customers as a result of their rating in the lending process.
4.2.5.1.7.Definitions, methods and data for estimating and validating risk parameters
The estimation of the parameters is based on the uniform definition of default established at Group level. Specifically, for a contract or customer to be considered in a situation of default, the provisions of current regulations must be met.
Specifically, there are two approaches in the Group for considering default and estimating parameters:
•The facility level approach is applied within the sphere of retail risk. Each customer transaction is handled as an independent unit in terms of credit risk. Therefore, non compliance with credit obligations to the bank is handled at the transaction level.
•The obligor level approach is applied to the remainder portfolios. The significant unit for defining default is the customer’s sum of contracts, which enter a situation of default en masse when the customer defaults.
Furthermore, to avoid including non material defaults in the estimates, non-performing volumes have to pass through a materiality filter that depends on the type of customer and transaction, according to what is established by the EBA’s Definition of Default guidelines.
Estimating parameters
In the case of Spain and Mexico, the Group has an internal information system denominated CORE – Risk Adjusted Return that reflects exposure to credit risk in the Group’s different portfolios included in advanced internal models.
This information system guarantees the availability of historical data recorded by the Group, which are used to estimate the parameters of Probability of Default (PD), Loss Given Default (LGD) and Credit Conversion Factors (CCF). These are then used to calculate the regulatory capital using the advanced approach, economic capital and expected loss by credit risk.
Other sources of information for the Bank may be used in addition, depending on any new needs detected in the estimation process. Internal estimates of the PD, LGD and CCF parameters are made for all the Group’s portfolios.
In the case of low default portfolios (LDP), in which the number of defaults tends to be insufficient for obtaining empirical estimates, use is made of data from external

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agencies that are merged with the internal information available and expert criteria.
The following shows the estimation methodologies used for the PD, LGD and CCF risk parameters, for the purpose of calculating regulatory capital requirements.
•Probability of default (PD)
The methodology used for estimating the PD in cases that have a sufficiently large mass of internal data is based on the creation of risk groups. The groups proposed with a view to calibration are defined by grouping contracts together, seeking to achieve intra-group homogeneity in terms of credit quality and differentiation with all the other risk groups. The largest possible number of groups is defined in order to allow a suitable discrimination of risk.
The fundamental metric used for making these groupings is the score, being supplemented by other metrics relevant to PD that are proven to be sufficiently discriminating depending on the portfolio.
Once the risk groups have been defined, the average empirical PD recorded for each one is obtained and adjusted to the cycle. The adjustment to the cycle provides stable estimates over the course of the economic cycle, referred to as PD-TTC (through the cycle). This calculation considers the portfolio’s track record and provides long-term levels of PD.
In low default portfolios (LDPs) the empirical PDs observed by external rating agencies are used to obtain the PD of internal risk groups.
Finally, in obligor level portfolios there is a Master Scale, which is simply a standard and uniform rule for credit levels that makes it possible to make comparisons of credit quality in the Group’s different portfolios.
•Loss given default (LGD)
As a general rule, the method used to estimate loss given default (LGD) in portfolios with a sufficient number of defaults is Workout LGD. Here, the LGD of a contract is obtained as a quotient of the sum of all the financial flows recorded during the recovery process that takes place when a transaction defaults, and the transaction’s exposure at the time of default.
This estimate is made by considering all the historical data recorded in internal systems. When making the estimates, there are transactions that have already defaulted but for which the recovery process is still ongoing. The loss given default recorded at the time of the estimate is therefore higher than it will ultimately be. The necessary adjustments are made in these cases so as not to distort the estimate.
These estimates are made by defining uniform risk groups in terms of the nature of the operations that determine the LGD. They are made in such a way that there are enough groups for each one to be distinguishable and receive a different estimate.
In line with the guidelines set out by the regulations, the estimates are made by distinguishing between wholesale and retail type exposure.
There is insufficient historical experience to make a robust estimate in low default portfolios (LDP) using the Workout LGD method, so external sources of information are used, combined with internal data to provide the portfolio with a representative rate of loss given default (LGD).
The loss given default (LGD) rates estimated according to the internal databases the Bank holds are conditioned to the moment of the cycle of the data window used, since loss given default varies over the economic cycle. Hence, the following concepts can be defined: long-run loss given default (LRLGD), the downturn loss given default (DLGD), and loss given default best estimate (LGD BE).
LRLGD is calculated by making an adjustment to capture the difference between the loss given default obtained empirically with the available sample and the average loss given default observed throughout the economic cycle if the observation of the cycle is complete. In addition, the loss given default observed in a period of stress in the economic cycle, the downturn loss given default (DLGD) is determined.
These estimates are made for those portfolios whose loss given default (LGD) is noticeably sensitive to the cycle. The different ways in which the recovery cycles can conclude are determined for each portfolio where this loss given default (LGD) in conditions of stress has not yet been observed, and the level these parameters would have in a downturn situation are estimated.
Finally, LGD BE is determined according to the loss given default (LGD) observed in the BE period, which aims to cover the defaults closest in time to the present, in other words those that have been produced at a time of the economic cycle that is similar to the present and that also correspond to a very similar portfolio to the present one.
However, for defaulted transactions, the LGD at the worst time will be the LGD BE plus a stress, which is measured based on the volatility of LGD.
•Credit conversion factor (CCF)
As with the two preceding parameters, exposure at default is another of the necessary inputs for calculating expected loss and regulatory capital. A contract’s exposure usually coincides with its balance. However, this is not applicable in all cases.
For example, for products with explicit limits, such as credit cards or credit facilities, the exposure should

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incorporate the potential increase in the balance that may be recorded up to the time of default.
In observance of regulatory requirements, exposure is calculated as the drawn balance, which is the real risk at any specific moment, plus a percentage (CCF) of the undrawn balance, which is the part that the customer can still use until the available limit is reached. Therefore, the CCF is defined as the percentage of the undrawn balance that is expected to be used before default occurs.
CCF is estimated by using the cohort4 approach, analysing how the exposure varies from a pre-established reference date through to the moment of default, obtaining the average performance according to the relevant metrics.
Different approaches are used for retail and wholesale exposure. The facility level approach analyses the evolution of the exposure up to the time of the breach of contract, while the obligor level approach analyses the evolution of the exposure up to the moment of the non-compliance of the client.
Again, in low-default portfolios there is not enough historical experience to be able to make a reliable estimate with the defined LGD methodology. In this case, external sources are also used, which are combined with internal data to obtain a CCF representative of the portfolio.
•Validation process
The models used for calculating the parameters, as explained above, are subject to an effective contrast, in accordance with the principle of proportionality, by the Internal Approval team, independent from those that have developed or used said calculation, in order to ensure its accuracy, robustness and stability.
This review process is not restricted as to the time of approval, or the inclusion of changes in the models, but rather is framed within a plan that allows for a periodic evaluation of them, resulting in the issuance of recommendations and mitigating actions for the deficiencies identified.
As such, all models used in regulatory capital calculations using internal models must be subject to an annual review of the calculation, which meet the minimum quantitative and qualitative test content requested by the supervisor in Section 4 of the ECB's Guidelines on Internal Models (General Aspects); even when, in accordance with the principle of proportionality, certain aspects or models that are relatively insignificant within the capital calculation may be subject to revision in the context of a broader review cycle.
However, this possibility does not provide an exemption from conducting the various tests defined in the
Instructions for Reporting the Validation Results of Internal Models, issued by the ECB in February 2019, and that should—for Internal Models on Capital for Credit Risk—be sent to the supervisor on an annual basis and include:
•Back-testing of the parameters by comparing the model estimates with the levels actually achieved in the annual study period.
•Discrimination Capacity Analysis, it being important to analyse the evolution of the calculated indices over time by comparing them with indices obtained at different points in time (for example, during model construction).
•Representativeness Analysis, both in order to analyse that the model's application perimeter is set to the approved and defined perimeter, and in order to analyse the representativeness of the historical data used in the estimation of the risk parameters applied; with particular emphasis on tracking the record of changes made to the definition of default.
•Override analyses, which modify the final score obtained as a large number of analyses could indicate that the model is lacking certain important information.
•Stability Analysis: in order to assess the stability of the rating system, analyses will be conducted on customer migrations, on the stability of the migration matrix and on concentration in rating grades; these analyses may be supplemented, optionally and based on results, by comparing the Population Stability Index (PSI).
•Evaluation of the Data Used in the calibration by analysing the data extraction, processing and purging processes; analysing the Data Quality Management Framework and the results obtained therefrom.
The various aspects detected by Internal Validation during the review process which are susceptible to be improved will be reflected in the validation report by setting weaknesses (recommendations, suggestions or limitations) whose criticality is expressed on a four-color scale based on the risk assigned to the same.
For each recommendation issued, the validation report will include the details of the person responsible for its resolution, the proposed action plan and the committed resolution date (which will be limited by the maximum terms defined by validation based on the severity granted to the same and the model TIER, these being greater for recommendations of lesser severity and TIER).
4 A cohort is a twelve-month window that has a reference date (closing of each month) and contains all delinquent transactions whose default date occurs within the cohort. All operations must have a contract date prior to the reference date.

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Once the suggestions, limitations and recommendations have been established, Internal Validation will issue its opinion on the level of risk existing in the revised model, using a four-level scale.
The reports issued by Internal Validation, required as part of the approval process for the implementation of new models or relevant changes to existing ones, will be presented to the committees established for this purpose.
Additionally, at least every six months, the periodic reports that have been issued throughout the period will be sent to the Risk Models Management Committee (RMMC) for information purposes, and those classified as having a high level of Model Risk will be presented.
Annually, the results of the year's Internal Validation work will be presented to the Global Risk Management Committee (GRMC) and to the Risk and Compliance Committee of the BBVA Group Board of Directors (CRyC), with a summary of the conclusions obtained on the models reviewed detailing the main strengths and weaknesses of the most relevant.
In addition, the details of the expired recommendations will be presented to the RMMC on a quarterly basis. The Committee urges its members to take the appropriate measures to execute the necessary plans aiming to solve or mitigate the weaknesses associated with the expired recommendations. Moreover, the information to these recommendations will be submitted to the GRMC on a biannual basis.
4.2.5.2.Exposure values by category and PD range
The following table presents the information on credit risk as of December 31, 2023 (excluding counterparty credit risk, which is set out in detail in Table CCR4 in section 4.2.6.2.2) using the internal ratings-based (IRB) approach, by debtor grade for the different categories of exposure:

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Table 28. EU CR6 - IRB approach - Credit risk exposures by exposure class and PD range (Million Euros. 12-31-2023)

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWAs	RWA Density	EL	Value adjustments and provisions
Prudential portfolios for AIRB approach	227,082	134,901	5.24%	290,025	0.32%	15,972,276	4.49%		138,722	5%	4,924	(4,925)
Central governments or central banks	10,795	360	49.71%	10,974	0.38%	83	25.13%	1	1,247	11%	16	(3)
0,00 to <0,15	10,519	166	48.99%	10,601	0.03%	25	24.60%	1	675	6%	1	—
0,00 to <0,10	10,497	5	20.69%	10,498	0.02%	19	24.45%	1	652	6%	1	—
0,10 to <0,15	22	161	49.88%	102	0.14%	6	40.00%	1	23	23%	—	—
0,15 to <0,25	31	—	10.91%	31	0.20%	4	40.01%	4	18	57%	—	—
0,25 to <0,50	25	52	51.15%	52	0.31%	4	40.21%	1	22	43%	—	—
0,50 to <0,75	—	—	63.33%	—	0.51%	6	54.35%	1	—	81%	—	—
0,75 to <2,50	—	—	50.00%	—	1.29%	5	40.74%	1	—	86%	—	—
0,75 to <1,75	—	—	50.00%	—	1.29%	5	40.74%	1	—	86%	—	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	88	141	50.01%	158	4.41%	11	40.00%	3	235	149%	3	(1)
2,50 to <5,00	88	141	49.98%	158	4.41%	6	40.00%	3	235	149%	3	(1)
5,00 to <10,00	—	—	98.72%	—	7.85%	5	40.00%	2	—	170%	—	—
10,00 to <100,00	131	—	52.00%	132	23.87%	27	40.02%	1	296	224%	13	—
10,00 to <20,00	—	—	—	—	18.90%	1	54.81%	1	1	377%	—	—
20,00 to <30,00	130	—	—	130	23.81%	2	40.00%	1	292	224%	12	—
30,00 to <100,00	1	—	52.00%	1	30.71%	24	39.66%	1	3	233%	—	—
100,00 (Default)	—	—	—	—	100.00%	1	40.00%	2	—	7%	—	(1)
Institutions	14,645	11,195	50.07%	20,302	0.20%	2,704	40.08%	4	5,587	28%	14	(15)
0,00 to <0,15	11,056	8,304	47.16%	14,967	0.08%	1,466	40.49%	5	3,208	21%	4	(4)
0,00 to <0,10	7,517	6,826	45.26%	10,590	0.06%	305	40.73%	6	1,933	18%	2	(1)
0,10 to <0,15	3,540	1,478	55.95%	4,377	0.11%	1,161	39.92%	2	1,275	29%	2	(3)
0,15 to <0,25	2,194	1,861	57.76%	3,269	0.18%	515	41.63%	3	1,211	37%	2	(3)
0,25 to <0,50	873	664	58.36%	1,316	0.34%	276	30.56%	2	526	40%	1	(1)
0,50 to <0,75	346	239	70.67%	515	0.55%	133	40.74%	2	356	69%	1	—
0,75 to <2,50	104	46	51.14%	129	1.35%	125	43.10%	1	104	81%	1	—
0,75 to <1,75	104	46	51.14%	129	1.35%	125	43.10%	1	104	81%	1	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	62	53	50.13%	89	4.99%	84	46.97%	3	161	180%	2	(1)
2,50 to <5,00	39	25	62.55%	55	2.91%	61	50.37%	2	87	157%	1	—
5,00 to <10,00	23	29	39.50%	34	8.33%	23	41.52%	5	74	216%	1	—
10,00 to <100,00	2	23	27.68%	8	17.84%	57	46.00%	4	20	238%	1	(2)
10,00 to <20,00	2	21	25.57%	7	14.86%	9	46.26%	1	17	234%	1	(1)
20,00 to <30,00	—	—	20.00	—	22.36%	2	45.00%	1	—	250%	—	—
30,00 to <100,00	—	1	64.87%	1	41.54%	46	44.03%	3	2	266%	—	—
100,00 (Default)	7	4	22.07%	8	100.00%	48	17.32%	4	2	23%	1	(4)

BBVA. PILLAR 3 2023	4. RISK	P. 96

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWAs	RWA Density	EL	Value adjustments and provisions
Corporate - SMEs	16,274	5,092	36.22%	17,874	7.31%	51,868	49.20%	2	17,811	100%	746	(690)
0,00 to <0,15	880	538	48.07%	1,102	0.12%	3,528	51.23%	2	354	32%	1	(1)
0,00 to <0,10	54	1	6.88%	54	0.05%	129	41.53%	5	18	33%	—	—
0,10 to <0,15	826	537	48.16%	1,048	0.12%	3,399	51.73%	2	336	32%	1	(1)
0,15 to <0,25	679	306	44.24%	798	0.20%	2,187	51.14%	2	374	47%	1	(1)
0,25 to <0,50	2,312	533	43.01%	2,513	0.34%	5,353	49.94%	2	1,547	62%	5	(6)
0,50 to <0,75	2,346	556	44.16%	2,567	0.54%	4,388	50.58%	2	2,018	79%	8	(7)
0,75 to <2,50	4,681	871	39.60%	4,970	1.20%	8,239	49.58%	2	5,335	107%	32	(34)
0,75 to <1,75	4,542	869	39.64%	4,831	1.17%	8,038	49.58%	2	5,144	106%	31	(32)
1,75 to <2,50	139	2	21.05%	140	2.04%	201	49.33%	3	190	136%	2	(2)
2,50 to <10,00	3,975	1,997	26.12%	4,419	4.54%	8,652	45.78%	2	6,154	139%	99	(96)
2,50 to <5,00	2,901	1,626	25.61%	3,255	3.43%	5,830	45.90%	2	4,218	130%	56	(52)
5,00 to <10,00	1,074	371	28.36%	1,164	7.64%	2,822	45.45%	3	1,936	166%	44	(45)
10,00 to <100,00	604	124	45.62%	657	26.27%	14,677	48.70%	2	1,731	263%	92	(49)
10,00 to <20,00	249	48	39.53%	264	13.84%	1,145	47.01%	2	540	204%	19	(17)
20,00 to <30,00	53	9	19.83%	54	23.88%	197	50.40%	3	156	288%	7	(9)
30,00 to <100,00	303	67	53.48%	339	36.37%	13,335	49.76%	2	1,035	306%	66	(23)
100,00 (Default)	796	167	31.35%	848	100.00%	4,844	54.36%	2	298	35%	509	(497)
Corporate - Non-SMEs	88,914	88,033	57.53%	139,436	0.87%	13,164	46.28%	2	68,914	49%	547	(710)
0,00 to <0,15	17,544	26,238	63.05%	34,094	0.09%	1,414	45.21%	2	7,940	23%	14	(4)
0,00 to <0,10	10,524	15,507	63.05%	20,298	0.07%	356	45.05%	2	3,903	19%	7	(2)
0,10 to <0,15	7,020	10,732	63.04%	13,796	0.12%	1,058	45.44%	2	4,037	29%	7	(2)
0,15 to <0,25	39,780	42,001	57.83%	63,983	0.20%	3,288	46.53%	2	26,182	41%	60	(18)
0,25 to <0,50	18,648	11,014	55.30%	24,765	0.37%	2,102	46.86%	2	15,453	62%	43	(23)
0,50 to <0,75	4,664	1,944	53.79%	5,708	0.59%	1,386	47.69%	2	4,848	85%	16	(12)
0,75 to <2,50	4,858	4,063	43.45%	6,591	1.33%	1,772	46.63%	2	7,408	112%	41	(45)
0,75 to <1,75	3,365	3,236	40.77%	4,636	1.12%	1,493	47.03%	2	5,283	114%	25	(15)
1,75 to <2,50	1,493	827	53.95%	1,955	1.80%	279	45.69%	2	2,126	109%	16	(30)
2,50 to <10,00	2,526	2,528	32.00%	3,317	4.68%	1,933	45.39%	2	5,796	175%	73	(230)
2,50 to <5,00	1,410	2,077	27.90%	1,971	3.22%	1,072	44.66%	2	3,251	165%	30	(109)
5,00 to <10,00	1,115	450	50.95%	1,346	6.83%	861	46.46%	2	2,544	189%	43	(120)
10,00 to <100,00	350	78	59.00%	384	22.54%	790	48.42%	2	1,131	295%	43	(32)
10,00 to <20,00	206	31	42.40%	219	15.99%	223	48.01%	2	597	273%	17	(18)
20,00 to <30,00	75	2	47.68%	75	23.09%	46	46.88%	2	212	281%	8	(7)
30,00 to <100,00	70	44	71.15%	90	38.03%	521	50.73%	2	322	359%	17	(7)
100,00 (Default)	545	167	32.15%	595	100.00%	479	42.42%	2	155	26%	257	(348)

BBVA. PILLAR 3 2023	4. RISK	P. 97

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWAs	RWA Density	EL	Value adjustments and provisions
Retail - Immovable property SMEs	869	278	6.88%	888	26.56%	17,027	30.27%	—	1,844	208%	83	(10)
0,00 to <0,15	—	—	—	—	—	—	—	—	—	—	—	—
0,00 to <0,10	—	—	—	—	—	—	—	—	—	—	—	—
0,10 to <0,15	—	—	—	—	—	—	—	—	—	—	—	—
0,15 to <0,25	—	—	—	—	—	—	—	—	—	—	—	—
0,25 to <0,50	—	—	—	—	—	—	—	—	—	—	—	—
0,50 to <0,75	—	—	—	—	—	—	—	—	—	—	—	—
0,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
0,75 to <1,75	—	—	—	—	—	—	—	—	—	—	—	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <5,00	—	—	—	—	—	—	—	—	—	—	—	—
5,00 to <10,00	—	—	—	—	—	—	—	—	—	—	—	—
10,00 to <100,00	838	277	6.88%	857	23.94%	16,468	30.36%	—	1,832	214%	74	(3)
10,00 to <20,00	—	—	—	—	—	—	—	—	—	—	—	—
20,00 to <30,00	822	277	6.88%	841	22.72%	16,224	30.36%	—	1,821	217%	68	(2)
30,00 to <100,00	17	—	—%	17	85.84%	244	30.43%	—	11	64%	5	(1)
100,00 (Default)	30	1	6.88%	31	100.00%	559	27.56%	—	12	38%	10	(7)
Retail - Immovable property non-SMEs	68,221	4,185	6.93%	68,511	5.36%	950,683	33.42%	—	15,721	23%	1,069	(1,144)
0,00 to <0,15	43,595	2,941	6.92%	43,798	0.05%	626,417	32.96%	—	2,382	5%	7	(24)
0,00 to <0,10	41,510	2,841	6.92%	41,706	0.04%	599,864	32.72%	—	2,100	5%	6	(21)
0,10 to <0,15	2,085	100	6.94%	2,092	0.13%	26,553	37.62%	—	282	13%	1	(3)
0,15 to <0,25	6,983	518	6.94%	7,018	0.19%	101,181	34.74%	—	1,171	17%	5	(9)
0,25 to <0,50	5,324	292	6.96%	5,344	0.35%	72,731	36.73%	—	1,467	27%	8	(12)
0,50 to <0,75	1,510	84	7.00%	1,516	0.59%	22,082	35.72%	—	586	39%	4	(9)
0,75 to <2,50	4,733	207	6.98%	4,747	1.40%	61,581	35.21%	—	3,213	68%	28	(50)
0,75 to <1,75	3,757	167	6.99%	3,769	1.26%	50,525	33.92%	—	2,265	60%	19	(33)
1,75 to <2,50	976	40	6.93%	979	1.96%	11,056	40.18%	—	947	97%	9	(17)
2,50 to <10,00	1,616	96	6.99%	1,622	4.95%	19,956	38.51%	—	2,465	152%	37	(107)
2,50 to <5,00	1,003	57	6.99%	1,007	3.40%	12,071	38.17%	—	1,276	127%	15	(78)
5,00 to <10,00	613	39	6.99%	615	7.47%	7,885	39.05%	—	1,189	193%	21	(29)
10,00 to <100,00	1,302	38	6.97%	1,305	23.57%	13,914	39.54%	—	3,387	260%	147	(92)
10,00 to <20,00	633	26	6.98%	634	13.55%	7,119	38.24%	—	1,521	240%	39	(34)
20,00 to <30,00	367	12	6.93%	368	23.53%	4,010	39.67%	—	1,047	284%	41	(23)
30,00 to <100,00	302	—	6.88%	302	44.64%	2,785	42.11%	—	819	271%	68	(35)
100,00 (Default)	3,158	9	6.98%	3,158	100.00%	32,821	22.36%	—	1,050	33%	833	(841)

BBVA. PILLAR 3 2023	4. RISK	P. 98

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWAs	RWA Density	EL	Value adjustments and provisions
Retail - Other exposures SMEs	2,714	800	68.41%	3,179	12.03%	196,507	53.73%	—	1,902	60%	256	(188)
0,00 to <0,15	277	230	70.01%	409	0.12%	33,155	52.65%	—	63	15%	—	—
0,00 to <0,10	—	—	—	—	—	—	—	—	—	—	—	—
0,10 to <0,15	277	230	70.01%	409	0.12%	33,155	52.65%	—	63	15%	—	—
0,15 to <0,25	130	70	71.57%	173	0.20%	10,059	52.19%	—	39	22%	—	—
0,25 to <0,50	222	101	70.01%	283	0.31%	16,406	52.31%	—	85	30%	1	(1)
0,50 to <0,75	312	105	68.85%	373	0.51%	18,999	52.41%	—	150	40%	1	(1)
0,75 to <2,50	624	152	70.41%	717	1.17%	37,608	52.30%	—	422	59%	5	(5)
0,75 to <1,75	624	152	70.41%	717	1.17%	37,608	52.30%	—	422	59%	5	(5)
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	582	90	69.77%	636	4.21%	36,072	51.82%	—	499	79%	16	(10)
2,50 to <5,00	466	78	70.01%	513	3.35%	28,919	51.98%	—	394	77%	10	(7)
5,00 to <10,00	116	12	68.22%	123	7.80%	7,153	51.15%	—	105	86%	6	(4)
10,00 to <100,00	333	11	55.32%	338	28.02%	29,636	61.46%	—	595	176%	67	(14)
10,00 to <20,00	52	6	65.60%	55	14.44%	3,773	50.53%	—	57	103%	5	(3)
20,00 to <30,00	257	2	27.78%	257	29.53%	23,939	65.25%	—	508	198%	57	(6)
30,00 to <100,00	24	2	58.30%	26	42.17%	1,924	46.89%	—	30	117%	6	(4)
100,00 (Default)	233	40	41.62%	249	100.00%	14,572	58.72%	—	48	19%	166	(157)
Retail - Other exposures Non-SMEs	12,963	30	48.00%	12,976	9.59%	1,253,674	63.07%	—	7,988	62%	777	(1,069)
0,00 to <0,15	4,360	3	66.71%	4,362	0.06%	353,347	61.28%	—	688	16%	2	(21)
0,00 to <0,10	3,330	—	95.16%	3,330	0.04%	244,140	59.21%	—	379	11%	1	(12)
0,10 to <0,15	1,030	3	65.68%	1,032	0.13%	109,207	67.96%	—	309	30%	1	(8)
0,15 to <0,25	1,000	2	62.19%	1,001	0.21%	101,250	67.06%	—	424	42%	2	(8)
0,25 to <0,50	1,243	1	70.10%	1,244	0.38%	134,786	67.81%	—	773	62%	4	(13)
0,50 to <0,75	662	3	60.36%	663	0.61%	73,643	67.17%	—	530	80%	3	(7)
0,75 to <2,50	3,514	4	59.84%	3,516	1.44%	393,260	64.89%	—	3,709	105%	38	(69)
0,75 to <1,75	2,462	4	59.84%	2,463	1.09%	279,109	65.94%	—	2,476	101%	20	(42)
1,75 to <2,50	1,052	—	—	1,052	2.25%	114,151	62.45%	—	1,233	117%	17	(27)
2,50 to <10,00	821	4	54.79%	823	4.59%	79,489	62.90%	—	1,089	132%	28	(68)
2,50 to <5,00	544	3	62.78%	545	3.81%	48,608	60.75%	—	666	122%	15	(42)
5,00 to <10,00	277	1	32.29%	278	6.13%	30,881	67.14%	—	423	152%	13	(27)
10,00 to <100,00	329	13	29.94%	333	32.35%	32,800	64.55%	—	677	203%	80	(73)
10,00 to <20,00	145	4	17.26%	145	13.26%	14,427	65.05%	—	257	176%	14	(17)
20,00 to <30,00	43	1	24.44%	44	26.48%	3,884	69.46%	—	111	254%	9	(6)
30,00 to <100,00	141	8	37.11%	144	53.48%	14,489	62.55%	—	309	215%	56	(50)
100,00 (Default)	1,035	—	56.54%	1,035	100.00%	85,099	51.91%	—	100	10%	621	(809)

BBVA. PILLAR 3 2023	4. RISK	P. 99

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWAs	RWA Density	EL	Value adjustments and provisions
Retail - qualifying revolving (QRRE)	11,687	24,927	46.47%	15,886	7.65%	13,486,586	81.21%	—	17,710	111%	1,415	(1,098)
0,00 to <0,15	774	3,177	23.97%	1,431	0.04%	1,744,999	56.21%	—	32	2%	—	(1)
0,00 to <0,10	709	3,027	23.84%	1,332	0.03%	1,601,486	56.05%	—	26	2%	—	(1)
0,10 to <0,15	65	149	26.61%	98	0.13%	143,513	58.32%	—	6	6%	—	—
0,15 to <0,25	551	2,169	25.77%	1,031	0.19%	1,466,048	56.58%	—	86	8%	1	(5)
0,25 to <0,50	368	1,726	29.63%	537	0.47%	391,069	82.01%	—	136	25%	3	(6)
0,50 to <0,75	1,009	3,519	34.54%	1,378	0.63%	1,024,843	82.17%	—	441	32%	10	(21)
0,75 to <2,50	3,299	7,180	51.19%	4,387	1.46%	2,838,395	85.90%	—	2,782	63%	77	(114)
0,75 to <1,75	2,375	5,396	49.07%	3,136	1.21%	1,959,412	85.42%	—	1,724	55%	45	(72)
1,75 to <2,50	924	1,784	57.61%	1,251	2.09%	878,983	87.08%	—	1,058	85%	32	(42)
2,50 to <10,00	3,438	5,757	63.28%	4,492	5.61%	3,844,978	86.91%	—	7,305	163%	305	(260)
2,50 to <5,00	1,613	2,417	67.78%	2,077	3.62%	1,607,951	85.86%	—	2,533	122%	89	(94)
5,00 to <10,00	1,825	3,340	60.03%	2,414	7.32%	2,237,027	87.80%	—	4,772	198%	216	(166)
10,00 to <100,00	1,863	1,384	87.20%	2,243	22.23%	1,895,855	86.56%	—	6,907	308%	574	(370)
10,00 to <20,00	1,032	897	99.22%	1,309	13.23%	1,154,195	88.39%	—	3,634	278%	213	(134)
20,00 to <30,00	389	222	99.79%	429	23.82%	311,954	87.13%	—	1,519	354%	124	(83)
30,00 to <100,00	443	266	36.15%	505	44.19%	429,706	81.35%	—	1,754	347%	237	(152)
100,00 (Default)	384	15	64.13%	387	100.00%	280,399	84.37%	—	20	5%	445	(320)
Total IRB Approach	227,082	134,901	5.24%	290,025	0.32%	15,972,276	4.49%		138,722	5%	4,924	(4,925)
(*) Exposures of less than 500,000 euros rounded down to zero are shown with a dash.
(1) PD intervals established by the CRR2 EBA ITS.
(2) Calculated as EAD after CCF for off-balance sheet exposure over total off-balance exposure before CCF.
(3) Corresponds to obligor grade PD weighted by EAD post CRM.
(4) Corresponds to obligor grade LGD weighted by EAD post CRM.
(5) Corresponds to the maturity of the obligor in years weighted by EAD. In accordance with Regulation (EU) 680/2014, it is reported only for those categories where average maturities are relevant for the calculation of RWAs. Residual maturities of less than one year are rounded to 1.

(6) Specialised lending exposures are included in the FIRB approach. The Group has chosen to use the supervisory category attribution criteria method, in line with the provisions of article 153.5 of the CRR, and therefore, following the CRR2 EBA ITS, Specialised lending exposures are not included in this table.

BBVA. PILLAR 3 2023	4. RISK	P. 100

EU CR6 - IRB approach - Credit risk exposures by exposure class and PD range (Million Euros. 12-31-2022)

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWAs	RWA Density	EL	Value adjustments and provisions
Prudential portfolios for AIRB approach	213,817	123,145	49.77%	275,019	3.18%	14,468,381	39.49%		102,547	37%	3,378	(4,682)
Central governments or central banks	11,959	415	48.19%	12,159	0.14%	87	24.22%	2	1,103	9%	6	(5)
0,00 to <0,15	11,765	108	45.79%	11,814	0.02%	23	23.76%	2	734	6%	1	—
0,00 to <0,10	11,765	108	45.79%	11,814	0.02%	19	23.76%	2	734	6%	1	—
0,10 to <0,15	—	—	20.00%	—	0.11%	4	46.53%	2	—	20%	—	—
0,15 to <0,25	54	165	50.00%	137	0.20%	9	40.00%	2	54	40%	—	—
0,25 to <0,50	—	13	26.24%	3	0.31%	3	47.61%	1	2	45%	—	—
0,50 to <0,75	—	—	54.22%	—	0.51%	1	49.97%	1	—	64%	—	—
0,75 to <2,50	—	—	—	—	1.15%	5	40.00%	1	—	79%	—	—
0,75 to <1,75	—	—	—	—	1.15%	5	40.00%	1	—	79%	—	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	100	129	50.01%	164	4.47%	15	40.00%	3	233	142%	3	(4)
2,50 to <5,00	97	128	50.00%	161	4.41%	7	40.00%	3	228	142%	3	(4)
5,00 to <10,00	2	1	50.69%	3	7.85%	8	40.00%	2	5	163%	—	—
10,00 to <100,00	40	—	72.84%	40	15.21%	29	40.19%	1	80	200%	2	—
10,00 to <20,00	40	—	—	40	15.09%	2	40.26%	1	79	200%	2	—
20,00 to <30,00	—	—	—	—	—	—	—	—	—	—	—	—
30,00 to <100,00	—	—	72.84%	—	37.05%	27	28.20%	2	—	164%	—	—
100,00 (Default)	—	—	62.50%	—	100.00%	2	40.00%	2	—	7%	—	—
Institutions	11,486	9,698	55.34%	16,914	0.50%	2,808	42.45%	2	4,598	27%	20	(28)
0,00 to <0,15	8,652	7,800	54.28%	12,951	0.07%	1,547	43.90%	2	2,844	22%	4	(3)
0,00 to <0,10	6,219	6,197	52.71%	9,498	0.06%	280	44.78%	2	1,796	19%	2	(1)
0,10 to <0,15	2,434	1,602	60.35%	3,453	0.11%	1,267	41.48%	2	1,048	30%	2	(3)
0,15 to <0,25	1,598	1,203	64.26%	2,369	0.18%	491	43.92%	3	838	35%	2	(2)
0,25 to <0,50	454	413	49.00%	649	0.33%	266	33.51%	3	337	52%	1	(2)
0,50 to <0,75	567	146	58.73%	652	0.55%	150	18.86%	2	205	31%	1	(2)
0,75 to <2,50	127	47	48.75%	150	1.19%	128	42.74%	2	155	103%	1	—
0,75 to <1,75	127	47	48.75%	150	1.19%	128	42.74%	2	155	103%	1	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	20	39	58.30%	43	4.69%	99	40.76%	6	67	158%	1	(1)
2,50 to <5,00	14	34	62.52%	35	3.98%	82	43.20%	3	57	163%	1	(1)
5,00 to <10,00	6	5	27.48%	7	8.04%	17	29.31%	18	10	133%	—	—
10,00 to <100,00	41	22	47.76%	51	24.32%	67	47.10%	2	141	275%	6	(7)
10,00 to <20,00	20	20	46.81%	30	14.26%	12	44.31%	2	70	235%	2	(1)
20,00 to <30,00	—	—	—	—	29.74%	1	45.00%	16	—	300%	—	—
30,00 to <100,00	21	2	59.51%	22	38.09%	54	50.91%	3	71	329%	4	(7)
100,00 (Default)	26	27	57.30%	50	100.00%	60	16.33%	3	11	22%	5	(10)

BBVA. PILLAR 3 2023	4. RISK	P. 101

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWAs	RWA Density	EL	Value adjustments and provisions
Corporate - SMEs	16,240	4,942	38.96%	18,095	8.55%	47,725	43.29%	3	12,810	71%	669	(810)
0,00 to <0,15	905	434	42.71%	1,088	0.12%	3,045	45.24%	2	278	26%	—	—
0,00 to <0,10	54	1	2.04%	54	0.04%	156	27.96%	4	9	16%	—	—
0,10 to <0,15	851	433	42.79%	1,033	0.12%	2,889	46.15%	2	269	26%	—	—
0,15 to <0,25	584	231	41.60%	677	0.20%	2,094	46.44%	2	204	30%	—	—
0,25 to <0,50	2,760	545	38.29%	2,963	0.35%	5,308	44.55%	2	1,419	48%	4	(4)
0,50 to <0,75	2,153	478	44.64%	2,359	0.53%	3,621	45.23%	2	1,302	55%	5	(3)
0,75 to <2,50	4,151	876	42.35%	4,503	1.24%	7,115	44.68%	3	3,606	80%	23	(21)
0,75 to <1,75	3,937	875	42.39%	4,289	1.20%	6,982	44.81%	3	3,387	79%	22	(19)
1,75 to <2,50	214	1	3.66%	214	2.03%	133	42.19%	3	219	102%	2	(2)
2,50 to <10,00	3,792	2,102	33.60%	4,464	4.40%	8,186	39.11%	3	4,019	90%	75	(82)
2,50 to <5,00	2,960	1,756	33.12%	3,512	3.52%	5,493	38.98%	3	2,982	85%	47	(55)
5,00 to <10,00	832	346	36.05%	952	7.61%	2,693	39.58%	3	1,037	109%	28	(28)
10,00 to <100,00	918	135	52.79%	989	21.97%	13,976	41.58%	2	1,673	169%	89	(67)
10,00 to <20,00	582	67	42.18%	609	13.59%	1,303	41.90%	2	922	151%	35	(37)
20,00 to <30,00	40	13	50.26%	47	23.88%	213	40.86%	2	76	162%	5	(7)
30,00 to <100,00	295	55	66.45%	333	37.03%	12,460	41.10%	2	674	203%	50	(23)
100,00 (Default)	979	141	52.05%	1,052	100.00%	4,380	44.79%	3	310	29%	471	(632)
Corporate - Non-SMEs	80,096	81,485	60.89%	129,655	1.10%	11,476	45.75%	2	59,554	46%	629	(1,048)
0,00 to <0,15	18,137	26,105	65.60%	35,281	0.09%	1,187	45.04%	3	8,347	24%	15	(3)
0,00 to <0,10	10,554	13,885	63.67%	19,383	0.07%	333	45.02%	2	3,710	19%	6	(1)
0,10 to <0,15	7,583	12,220	67.79%	15,898	0.12%	854	45.06%	4	4,637	29%	9	(2)
0,15 to <0,25	37,013	39,120	60.65%	60,647	0.20%	2,907	46.21%	2	23,955	39%	56	(16)
0,25 to <0,50	12,840	7,857	55.93%	17,257	0.37%	1,684	46.46%	2	10,263	59%	29	(7)
0,50 to <0,75	4,200	1,667	55.81%	5,119	0.59%	1,128	46.67%	2	4,117	80%	14	(13)
0,75 to <2,50	4,342	3,498	57.33%	6,372	1.39%	1,666	45.12%	2	6,346	100%	40	(33)
0,75 to <1,75	2,541	2,401	50.44%	3,774	1.11%	1,375	45.06%	2	3,471	92%	18	(6)
1,75 to <2,50	1,801	1,097	72.40%	2,598	1.80%	291	45.21%	2	2,875	111%	21	(27)
2,50 to <10,00	2,450	2,889	43.62%	3,695	4.77%	1,712	42.10%	2	5,182	140%	75	(407)
2,50 to <5,00	1,302	1,602	38.00%	1,894	3.16%	943	40.01%	2	2,213	117%	24	(24)
5,00 to <10,00	1,148	1,288	50.61%	1,801	6.46%	769	44.31%	2	2,969	165%	51	(383)
10,00 to <100,00	406	173	54.31%	503	25.19%	791	45.17%	2	1,204	239%	59	(48)
10,00 to <20,00	228	79	50.54%	269	14.83%	250	42.75%	2	587	219%	17	(35)
20,00 to <30,00	38	49	67.30%	72	26.20%	57	46.50%	2	192	266%	9	(6)
30,00 to <100,00	141	45	46.88%	163	41.87%	484	48.58%	1	424	261%	33	(8)
100,00 (Default)	707	175	44.12%	780	100.00%	401	43.61%	2	140	18%	340	(521)

BBVA. PILLAR 3 2023	4. RISK	P. 102

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWAs	RWA Density	EL	Value adjustments and provisions
Retail - Immovable property SMEs	935	308	2.00%	941	25.88%	18,276	19.29%	—	1,078	115%	48	(11)
0,00 to <0,15	—	—	—	—	—	—	—	—	—	—	—	—
0,00 to <0,10	—	—	—	—	—	—	—	—	—	—	—	—
0,10 to <0,15	—	—	—	—	—	—	—	—	—	—	—	—
0,15 to <0,25	—	—	—	—	—	—	—	—	—	—	—	—
0,25 to <0,50	—	—	—	—	—	—	—	—	—	—	—	—
0,50 to <0,75	—	—	—	—	—	—	—	—	—	—	—	—
0,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
0,75 to <1,75	—	—	—	—	—	—	—	—	—	—	—	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <5,00	—	—	—	—	—	—	—	—	—	—	—	—
5,00 to <10,00	—	—	—	—	—	—	—	—	—	—	—	—
10,00 to <100,00	904	307	2.00%	910	23.36%	17,717	19.13%	—	1,075	118%	41	(2)
10,00 to <20,00	—	—	—	—	—	—	—	—	—	—	—	—
20,00 to <30,00	889	307	2.00%	895	22.36%	17,504	19.10%	—	1,068	119%	38	(1)
30,00 to <100,00	15	—	—	15	82.72%	213	20.90%	—	7	46%	3	(1)
100,00 (Default)	31	1	2.01%	31	100.00%	559	23.85%	—	3	11%	7	(8)
Retail - Immovable property non-SMEs	68,814	4,424	2.08%	68,906	4.26%	982,504	21.21%	—	8,916	13%	545	(903)
0,00 to <0,15	43,775	3,106	2.06%	43,839	0.05%	644,789	20.44%	—	1,287	3%	4	(14)
0,00 to <0,10	41,556	2,991	2.06%	41,617	0.04%	615,512	20.21%	—	1,119	3%	3	(13)
0,10 to <0,15	2,219	115	2.12%	2,221	0.12%	29,277	24.77%	—	169	8%	1	(2)
0,15 to <0,25	8,017	602	2.12%	8,030	0.19%	120,996	21.81%	—	740	9%	3	(7)
0,25 to <0,50	4,976	264	2.12%	4,982	0.35%	67,975	22.85%	—	750	15%	4	(7)
0,50 to <0,75	1,608	88	2.08%	1,609	0.57%	23,553	23.51%	—	351	22%	2	(5)
0,75 to <2,50	4,824	212	2.16%	4,829	1.39%	61,383	23.73%	—	1,921	40%	16	(32)
0,75 to <1,75	3,996	171	2.19%	4,000	1.28%	51,607	22.75%	—	1,424	36%	11	(20)
1,75 to <2,50	828	42	2.04%	829	1.96%	9,776	28.49%	—	497	60%	5	(12)
2,50 to <10,00	1,904	107	2.06%	1,907	5.01%	22,960	25.61%	—	1,699	89%	24	(118)
2,50 to <5,00	1,112	64	2.08%	1,113	3.36%	13,157	25.36%	—	814	73%	9	(86)
5,00 to <10,00	793	42	2.03%	794	7.33%	9,803	25.97%	—	886	112%	15	(32)
10,00 to <100,00	1,278	36	2.10%	1,279	21.58%	13,462	25.89%	—	1,891	148%	73	(65)
10,00 to <20,00	701	27	2.13%	702	12.93%	7,513	25.30%	—	962	137%	23	(29)
20,00 to <30,00	312	9	2.00%	313	23.30%	3,357	25.52%	—	501	160%	19	(16)
30,00 to <100,00	264	—	1.72%	264	42.51%	2,592	27.91%	—	428	162%	31	(20)
100,00 (Default)	2,432	9	2.15%	2,433	100.00%	27,386	17.25%	—	276	11%	419	(653)

BBVA. PILLAR 3 2023	4. RISK	P. 103

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWAs	RWA Density	EL	Value adjustments and provisions
Retail - Other exposures SMEs	2,437	734	54.28%	2,816	14.29%	173,792	47.97%	—	1,157	41%	210	(217)
0,00 to <0,15	230	191	53.10%	323	0.12%	26,430	46.80%	—	35	11%	—	—
0,00 to <0,10	—	—	—	—	—	—	—	—	—	—	—	—
0,10 to <0,15	230	191	53.10%	323	0.12%	26,430	46.80%	—	35	11%	—	—
0,15 to <0,25	96	54	54.28%	124	0.20%	8,694	47.51%	—	20	16%	—	—
0,25 to <0,50	187	100	52.69%	236	0.31%	13,769	46.98%	—	50	21%	—	—
0,50 to <0,75	253	102	54.43%	307	0.51%	16,679	47.59%	—	88	29%	1	(1)
0,75 to <2,50	528	151	55.09%	608	1.17%	32,173	48.04%	—	259	43%	3	(4)
0,75 to <1,75	528	151	55.09%	608	1.17%	32,173	48.04%	—	259	43%	3	(4)
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	558	83	55.95%	602	4.32%	33,352	47.69%	—	345	57%	12	(12)
2,50 to <5,00	433	70	56.46%	471	3.35%	25,789	47.79%	—	263	56%	8	(7)
5,00 to <10,00	125	13	53.23%	132	7.78%	7,563	47.33%	—	82	62%	5	(5)
10,00 to <100,00	338	12	53.36%	344	27.71%	29,139	44.51%	—	318	92%	42	(14)
10,00 to <20,00	59	6	57.46%	62	14.60%	3,799	46.84%	—	47	75%	4	(6)
20,00 to <30,00	257	2	44.10%	258	29.51%	23,509	44.29%	—	252	97%	34	(4)
30,00 to <100,00	22	3	52.43%	23	42.62%	1,831	40.70%	—	19	82%	4	(3)
100,00 (Default)	247	42	57.06%	271	100.00%	13,556	55.71%	—	43	16%	151	(186)
Retail - Other exposures Non-SMEs	12,764	42	67.40%	12,792	9.70%	1,235,130	47.28%	—	4,463	35%	593	(940)
0,00 to <0,15	4,315	3	53.87%	4,317	0.06%	336,172	44.11%	—	346	8%	1	(6)
0,00 to <0,10	3,319	—	47.06%	3,319	0.04%	230,408	43.72%	—	201	6%	1	(4)
0,10 to <0,15	996	3	53.91%	997	0.13%	105,764	45.41%	—	145	15%	1	(2)
0,15 to <0,25	1,059	1	49.72%	1,060	0.22%	103,329	45.74%	—	225	21%	1	(3)
0,25 to <0,50	1,137	1	48.40%	1,138	0.39%	126,578	46.40%	—	354	31%	2	(5)
0,50 to <0,75	621	2	55.27%	622	0.61%	74,175	49.33%	—	266	43%	2	(3)
0,75 to <2,50	3,321	3	55.94%	3,322	1.41%	368,943	49.71%	—	2,021	61%	23	(44)
0,75 to <1,75	2,395	3	55.91%	2,397	1.10%	274,067	48.90%	—	1,331	56%	13	(23)
1,75 to <2,50	926	—	75.00%	926	2.23%	94,876	51.81%	—	690	75%	11	(20)
2,50 to <10,00	946	4	46.51%	948	4.50%	100,434	53.26%	—	799	84%	22	(72)
2,50 to <5,00	645	2	51.98%	646	3.65%	66,387	54.74%	—	548	85%	13	(48)
5,00 to <10,00	301	2	41.84%	302	6.33%	34,047	50.09%	—	251	83%	10	(24)
10,00 to <100,00	329	24	72.58%	346	28.30%	42,109	50.67%	—	409	118%	49	(49)
10,00 to <20,00	168	4	40.55%	169	13.10%	16,374	52.66%	—	180	106%	12	(18)
20,00 to <30,00	54	13	89.99%	65	27.63%	13,782	46.91%	—	82	125%	8	(5)
30,00 to <100,00	107	7	59.67%	112	51.74%	11,953	49.86%	—	147	132%	29	(26)
100,00 (Default)	1,037	4	91.61%	1,040	100.00%	83,390	47.41%	—	42	4%	493	(759)

BBVA. PILLAR 3 2023	4. RISK	P. 104

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWAs	RWA Density	EL	Value adjustments and provisions
Retail - qualifying revolving (QRRE)	9,087	21,098	17.33%	12,741	6.64%	11,996,583	71.63%	—	17,710	111%	1,415	(1,098)
0,00 to <0,15	764	2,993	27.86%	1,598	0.04%	1,639,421	41.79%	—	32	2%	—	(1)
0,00 to <0,10	696	2,838	27.81%	1,485	0.03%	1,498,419	41.58%	—	26	2%	—	(1)
0,10 to <0,15	68	156	28.83%	113	0.13%	141,002	44.60%	—	6	6%	—	—
0,15 to <0,25	543	2,019	29.74%	1,143	0.19%	1,330,789	42.36%	—	86	8%	1	(5)
0,25 to <0,50	296	1,411	9.83%	434	0.44%	351,024	75.45%	—	136	25%	3	(6)
0,50 to <0,75	790	2,878	9.78%	1,071	0.60%	892,791	75.25%	—	441	32%	10	(21)
0,75 to <2,50	2,481	5,804	13.35%	3,256	1.42%	2,435,737	80.06%	—	2,782	63%	77	(114)
0,75 to <1,75	1,727	4,266	12.67%	2,267	1.15%	1,649,034	79.50%	—	1,724	55%	45	(72)
1,75 to <2,50	754	1,538	15.22%	988	2.05%	786,703	81.34%	—	1,058	85%	32	(42)
2,50 to <10,00	2,785	5,086	15.39%	3,568	5.68%	3,695,832	81.36%	—	7,305	163%	305	(260)
2,50 to <5,00	1,296	2,100	16.74%	1,647	3.69%	1,423,139	79.75%	—	2,533	122%	89	(94)
5,00 to <10,00	1,490	2,986	14.44%	1,921	7.39%	2,272,693	82.74%	—	4,772	198%	216	(166)
10,00 to <100,00	1,169	893	26.95%	1,409	22.99%	1,435,603	79.46%	—	6,907	308%	574	(370)
10,00 to <20,00	679	559	28.39%	837	13.50%	891,549	82.99%	—	3,634	278%	213	(134)
20,00 to <30,00	215	108	18.27%	235	24.56%	249,935	81.71%	—	1,519	354%	124	(83)
30,00 to <100,00	275	226	27.54%	337	45.48%	294,119	69.12%	—	1,754	347%	237	(152)
100,00 (Default)	259	14	22.05%	262	100.00%	215,386	80.78%	—	20	5%	445	(320)
Total IRB Approach	213,817	123,145	49.77%	275,019	3.18%	14,468,381	39.49%		138,722	5%	4,924	(4,925)
(*) Exposures of less than 500,000 euros rounded down to zero are shown with a dash.
(1) PD intervals established by the CRR2 EBA ITS.
(2) Calculated as EAD after CCF for off-balance sheet exposure over total off-balance exposure before CCF.
(3) Corresponds to obligor grade PD weighted by EAD post CRM.
(4) Corresponds to obligor grade LGD weighted by EAD post CRM.
(5) Corresponds to the maturity of the obligor in years weighted by EAD. In accordance with Regulation (EU) 680/2014, it is reported only for those categories where average maturities are relevant for the calculation of RWAs. Residual maturities of less than one year are rounded to 1.

(6) Specialised lending exposures are included in the FIRB approach. The Group has chosen to use the supervisory category attribution criteria method, in line with the provisions of article 153.5 of the CRR, and therefore, following the CRR2 EBA ITS, Specialised lending exposures are not included in this table.

For information about exposures and RWA under IRB approach, see Table 12.

BBVA. PILLAR 3 2023	4. RISK	P. 105
The information included in the above tables is set out below in chart format:

Chart 10. IRB Approach: EAD by obligor category

Chart 11. IRB Approach: Weighted average PD by EAD

Chart 12. IRB Approach: Weighted average LGD by EAD

Chart 13. IRB Approach: RWAs by obligor category
The following table shows the flow statements of credit and counterparty credit risk RWA under internal model (IRB) during the last quarter of 2023:

BBVA. PILLAR 3 2023	4. RISK	P. 106

Table 29. EU CR8 - RWA flow statements of credit and counterparty risk exposures under the IRB approach (Million Euros)

	Credit Risk		Counterparty Credit Risk		Total
	RWA amounts	Capital Requirements	RWA amounts	Capital Requirements	RWA amounts	Capital requirements
RWAs as of September 30, 2023	135,159	10,813	5,431	434	140,590	11,247
Asset size	5,649	452	(63)	(5)	5,586	447
Asset quality	(289)	(23)	348	28	59	5
Model updates	5,512	441	8	1	5,520	442
Methodology and policy	—	—	—	—	—	—
Acquisitions and disposals	—	—	—	—	—	—
Foreign exchange movements	(1,501)	(120)	(32)	(3)	(1,533)	(123)
Other	—	—	—	—	—	—
RWAs as of December 31, 2023	144,531	11,562	5,692	455	150,223	12,018
In the fourth quarter of 2023, risk-weighted assets under IRB methods grew by around 10 billion with a combination of effects. On the one hand, the organic growth of activity, which represents an increase of 5,585 million, mainly in companies. On the other hand, the updating of models, both in Spain and Mexico, which represents an increase of 5,520 million.
The change in exchange rates, mainly the US dollar, contributed to a reduction in RWA of 1,533 million.
The full annual series of RWA flow of credit risk under the IRB approach is available in the editable file “Pillar 3 2023 – Tables & Annexes”.
4.2.5.3.Comparative analysis of the estimates made
In application of article 452.h) of the CRR, two tables are presented below that show relevant information on the retrospective tests of the probability of default (PD backesting) of exposures to credit risk (excluding counterparty and securitizations), at consolidated level of the BBVA Group. Specifically, the PD estimated for the IRB models is compared with the average annual default rate of obligors.

As of December 31, 2023, this information is shown in the standard format and applying the instructions of the CRR2 EBA ITS:

•EU CR9: Backtesting of PD per exposure class by fixed PD scale.

•EU CR9.1: Backtesting of PD by exposure class where an additional column is added to report the equivalent external rating. The equivalence between the PD and the external ratings described in section 4.2.5.1.2 has been used.

Both tables exclude counterparty risk, securitizations and equity. It should be noted that this information is presented at a consolidated level, adding the IRB portfolios of BBVA.S.A. and BBVA Mexico. The information presented in these tables is as follows:

•Number of obligors: the obligors at the end of the previous fiscal year are presented.
•Of which: number of obligors who have defaulted: customers who defaulted at some point during the last 12 months, so that the debtors in default during the year are shown for each PD interval.
•Observed average default rate: arithmetic mean of one-year default rates. To calculate this rate, the obligors at the end of the previous year are taken into account in the denominator, and the obligors in default in the numerator.
•Arithmetic average PD and weighted average PD (EU CR9 only): the first one refers to the arithmetic average of the PD per obligor grade at the beginning of the period. The weighted average PD will be calculated by weighting by the exposure value of each PD range used for the RWA calculation. This weighted average PD will be the same as the one reported in the EU CR6 table.
•Average historical annual default rate: it corresponds to the average annual default rate for the previous five years.

BBVA. PILLAR 3 2023	4. RISK	P. 107

Table 30. EU CR9 - IRB approach - Backtesting of PD per exposure class (fixed PD scale) (12-31-2023)

PD Range	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
Central governments or central banks
0,00 to <0,15	23	1	4.35%	0.03%	0.05%	6.52%
0,00 to <0,10	19	1	5.26%	0.02%	0.04%	7.89%
0,10 to <0,15	4	—	—	0.14%	0.11%	—
0,15 to <0,25	9	—	—	0.20%	0.20%	—
0,25 to <0,50	3	—	—	0.31%	0.31%	—
0,50 to <0,75	1	—	—	0.51%	0.51%	—
0,75 to <2,50	5	—	—	1.29%	1.13%	—
0,75 to <1,75	5	—	—	1.29%	1.13%	—
1,75 to <2,50	—	—	—	—	—	—
2,50 to <10,00	15	—	—	4.41%	6.24%	—
2,50 to <5,00	7	—	—	4.41%	4.41%	—
5,00 to <10,00	8	—	—	7.85%	7.85%	—
10,00 to <100,00	29	—	—	23.87%	36.33%	—
10,00 to <20,00	2	—	—	18.90%	16.56%	—
20,00 to <30,00	—	—	—	23.81%	—	—
30,00 to <100,00	27	—	—	30.71%	37.79%	—
100,00 (Default)	2	—	—	100.00%	100.00%	—
Institutions
0,00 to <0,15	1,556	29	1.86%	0.08%	0.11%	2.05%
0,00 to <0,10	287	2	0.70%	0.06%	0.06%	2.53%
0,10 to <0,15	1,269	27	2.13%	0.11%	0.12%	1.94%
0,15 to <0,25	497	6	1.21%	0.18%	0.20%	1.25%
0,25 to <0,50	266	4	1.50%	0.34%	0.32%	1.71%
0,50 to <0,75	150	4	2.67%	0.55%	0.54%	1.82%
0,75 to <2,50	130	—	—	1.35%	1.32%	1.27%
0,75 to <1,75	130	—	—	1.35%	1.32%	1.27%
1,75 to <2,50	—	—	—	—	—	—
2,50 to <10,00	100	2	2.00%	4.99%	4.19%	1.62%
2,50 to <5,00	82	2	2.44%	2.91%	3.29%	1.97%
5,00 to <10,00	18	—	—	8.33%	8.27%	—
10,00 to <100,00	69	—	—	17.84%	36.36%	—
10,00 to <20,00	12	—	—	14.86%	14.34%	—
20,00 to <30,00	2	—	—	22.36%	25.27%	—
30,00 to <100,00	55	—	—	41.54%	41.56%	—
100,00 (Default)	60	—	—	100.00%	100.00%	—

BBVA. PILLAR 3 2023	4. RISK	P. 108

PD Range	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
Corporate - SMEs
0,00 to <0,15	3,045	3	0.10%	0.12%	0.12%	0.59%
0,00 to <0,10	156	—	—	0.05%	0.04%	0.03%
0,10 to <0,15	2,889	3	0.10%	0.12%	0.12%	0.62%
0,15 to <0,25	2,094	5	0.24%	0.20%	0.20%	0.80%
0,25 to <0,50	5,306	30	0.57%	0.34%	0.33%	1.19%
0,50 to <0,75	3,623	24	0.66%	0.54%	0.52%	1.64%
0,75 to <2,50	7,115	89	1.25%	1.20%	1.18%	2.49%
0,75 to <1,75	6,982	88	1.26%	1.17%	1.16%	2.46%
1,75 to <2,50	133	1	0.75%	2.04%	2.01%	3.72%
2,50 to <10,00	8,186	308	3.76%	4.54%	4.78%	4.45%
2,50 to <5,00	5,493	138	2.51%	3.43%	3.42%	3.92%
5,00 to <10,00	2,693	170	6.31%	7.64%	7.55%	5.52%
10,00 to <100,00	13,976	822	5.88%	26.27%	34.81%	6.25%
10,00 to <20,00	1,303	144	11.05%	13.84%	14.05%	9.52%
20,00 to <30,00	212	13	6.13%	23.88%	24.26%	12.28%
30,00 to <100,00	12,461	665	5.34%	36.37%	37.16%	5.81%
100,00 (Default)	4,380	—	—	100.00%	100.00%	—
Corporate - Non-SMEs
0,00 to <0,15	1,219	5	0.41%	0.09%	0.11%	1.19%
0,00 to <0,10	343	2	0.58%	0.07%	0.08%	1.16%
0,10 to <0,15	876	3	0.34%	0.12%	0.12%	1.20%
0,15 to <0,25	2,923	12	0.41%	0.20%	0.21%	0.64%
0,25 to <0,50	1,672	6	0.36%	0.37%	0.35%	1.52%
0,50 to <0,75	1,128	3	0.27%	0.59%	0.56%	1.99%
0,75 to <2,50	1,666	21	1.26%	1.33%	1.23%	1.77%
0,75 to <1,75	1,375	16	1.16%	1.12%	1.11%	1.98%
1,75 to <2,50	291	5	1.72%	1.80%	1.80%	0.76%
2,50 to <10,00	1,713	34	1.98%	4.68%	4.97%	3.93%
2,50 to <5,00	944	8	0.85%	3.22%	3.42%	3.63%
5,00 to <10,00	769	26	3.38%	6.83%	6.87%	4.30%
10,00 to <100,00	794	29	3.65%	22.54%	33.43%	4.77%
10,00 to <20,00	251	13	5.18%	15.99%	14.48%	6.80%
20,00 to <30,00	57	4	7.02%	23.09%	24.42%	9.21%
30,00 to <100,00	486	12	2.47%	38.03%	44.27%	3.20%
100,00 (Default)	401	—	—	100.00%	100.00%	—

BBVA. PILLAR 3 2023	4. RISK	P. 109

PD Range	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
Retail - Immovable property SMEs
0,00 to <0,15	—	—	—	—	—	—
0,00 to <0,10	—	—	—	—	—	—
0,10 to <0,15	—	—	—	—	—	—
0,15 to <0,25	—	—	—	—	—	—
0,25 to <0,50	—	—	—	—	—	—
0,50 to <0,75	—	—	—	—	—	—
0,75 to <2,50	—	—	—	—	—	—
0,75 to <1,75	—	—	—	—	—	—
1,75 to <2,50	—	—	—	—	—	—
2,50 to <10,00	—	—	—	—	—	—
2,50 to <5,00	—	—	—	—	—	—
5,00 to <10,00	—	—	—	—	—	—
10,00 to <100,00	17,717	221	1.25%	23.94%	23.09%	1.11%
10,00 to <20,00	—	—	—	—	—	—
20,00 to <30,00	17,504	148	0.85%	22.72%	22.36%	0.72%
30,00 to <100,00	213	73	34.27%	85.84%	82.72%	33.33%
100,00 (Default)	559	—	—	100.00%	100.00%	—
Retail - Immovable property non-SMEs
0,00 to <0,15	644,789	1,226	0.19%	0.05%	0.05%	0.27%
0,00 to <0,10	615,512	1,068	0.17%	0.04%	0.04%	0.22%
0,10 to <0,15	29,277	158	0.54%	0.13%	0.12%	1.35%
0,15 to <0,25	120,996	736	0.61%	0.19%	0.19%	0.93%
0,25 to <0,50	67,975	795	1.17%	0.35%	0.36%	1.53%
0,50 to <0,75	23,553	457	1.94%	0.59%	0.57%	1.92%
0,75 to <2,50	61,383	2,116	3.45%	1.40%	1.37%	3.21%
0,75 to <1,75	51,607	1,570	3.04%	1.26%	1.26%	2.93%
1,75 to <2,50	9,776	546	5.59%	1.96%	1.98%	4.69%
2,50 to <10,00	22,960	2,997	13.05%	4.95%	5.05%	13.20%
2,50 to <5,00	13,157	1,217	9.25%	3.40%	3.39%	8.76%
5,00 to <10,00	9,803	1,780	18.16%	7.47%	7.29%	19.17%
10,00 to <100,00	13,462	4,754	35.31%	23.57%	21.99%	30.16%
10,00 to <20,00	7,513	2,170	28.88%	13.55%	13.35%	27.19%
20,00 to <30,00	3,357	1,205	35.90%	23.53%	23.78%	26.38%
30,00 to <100,00	2,592	1,379	53.20%	44.64%	44.74%	43.69%
100,00 (Default)	27,386	—	—	100.00%	100.00%	—

BBVA. PILLAR 3 2023	4. RISK	P. 110

PD Range	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
Retail - Other exposures SMEs
0,00 to <0,15	26,430	25	0.09%	0.12%	0.11%	0.18%
0,00 to <0,10	—	—	—	—	—	—
0,10 to <0,15	26,430	25	0.09%	0.12%	0.11%	0.18%
0,15 to <0,25	8,694	18	0.21%	0.20%	0.20%	0.28%
0,25 to <0,50	13,769	52	0.38%	0.31%	0.31%	0.55%
0,50 to <0,75	16,679	96	0.58%	0.51%	0.51%	0.84%
0,75 to <2,50	32,173	424	1.32%	1.17%	1.17%	1.45%
0,75 to <1,75	32,173	424	1.32%	1.17%	1.17%	1.45%
1,75 to <2,50	—	—	—	—	—	—
2,50 to <10,00	33,352	1,628	4.88%	4.21%	4.37%	4.18%
2,50 to <5,00	25,789	996	3.86%	3.35%	3.37%	3.34%
5,00 to <10,00	7,563	632	8.36%	7.80%	7.76%	7.05%
10,00 to <100,00	29,139	1,950	6.69%	28.02%	27.34%	6.30%
10,00 to <20,00	3,799	701	18.45%	14.44%	14.90%	13.02%
20,00 to <30,00	23,509	616	2.62%	29.53%	28.16%	3.77%
30,00 to <100,00	1,831	633	34.57%	42.17%	42.49%	24.85%
100,00 (Default)	13,556	—	—	100.00%	100.00%	—
Retail - Other exposures Non-SMEs
0,00 to <0,15	336,172	609	0.18%	0.06%	0.07%	0.26%
0,00 to <0,10	230,408	266	0.12%	0.04%	0.05%	0.17%
0,10 to <0,15	105,764	343	0.32%	0.13%	0.13%	0.45%
0,15 to <0,25	103,329	588	0.57%	0.21%	0.21%	0.83%
0,25 to <0,50	126,578	1,202	0.95%	0.38%	0.38%	1.38%
0,50 to <0,75	74,175	929	1.25%	0.61%	0.61%	1.81%
0,75 to <2,50	368,943	9,972	2.70%	1.44%	1.41%	2.94%
0,75 to <1,75	274,067	6,202	2.26%	1.09%	1.13%	2.69%
1,75 to <2,50	94,876	3,770	3.97%	2.25%	2.22%	3.65%
2,50 to <10,00	100,434	6,569	6.54%	4.59%	4.63%	7.87%
2,50 to <5,00	66,387	3,379	5.09%	3.81%	3.65%	6.24%
5,00 to <10,00	34,047	3,190	9.37%	6.13%	6.55%	11.05%
10,00 to <100,00	42,109	11,457	27.21%	32.35%	29.64%	33.84%
10,00 to <20,00	16,374	2,712	16.56%	13.26%	13.75%	24.77%
20,00 to <30,00	13,782	1,024	7.43%	26.48%	27.31%	22.58%
30,00 to <100,00	11,953	7,721	64.59%	53.48%	54.10%	59.27%
100,00 (Default)	83,390	—	—	100.00%	100.00%	—

BBVA. PILLAR 3 2023	4. RISK	P. 111

PD Range	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
Retail - qualifying revolving (QRRE)
0,00 to <0,15	1,639,421	1,374	0.08%	0.04%	0.04%	0.16%
0,00 to <0,10	1,498,419	902	0.06%	0.03%	0.03%	0.12%
0,10 to <0,15	141,002	472	0.33%	0.13%	0.14%	0.62%
0,15 to <0,25	1,330,789	4,321	0.32%	0.19%	0.19%	0.38%
0,25 to <0,50	351,024	2,742	0.78%	0.47%	0.43%	0.95%
0,50 to <0,75	892,791	8,993	1.01%	0.63%	0.61%	1.43%
0,75 to <2,50	2,435,737	56,596	2.32%	1.46%	1.48%	2.28%
0,75 to <1,75	1,649,034	31,726	1.92%	1.21%	1.20%	1.96%
1,75 to <2,50	786,703	24,870	3.16%	2.09%	2.07%	2.94%
2,50 to <10,00	3,695,832	226,228	6.12%	5.61%	6.13%	5.79%
2,50 to <5,00	1,423,139	66,663	4.68%	3.62%	3.76%	4.15%
5,00 to <10,00	2,272,693	159,565	7.02%	7.32%	7.62%	6.81%
10,00 to <100,00	1,435,603	356,330	24.82%	22.23%	23.11%	20.93%
10,00 to <20,00	891,549	170,870	19.17%	13.23%	13.86%	16.01%
20,00 to <30,00	249,935	78,179	31.28%	23.82%	24.17%	29.17%
30,00 to <100,00	294,119	107,281	36.48%	44.19%	50.26%	28.86%
100,00 (Default)	215,386	4,692	2.18%	100.00%	100.00%	1.94%
(1) A floor of 0.03% PD is applied to exposures in the categories of Institutions, Corporates and Retail, according to Articles 160 and 163 of the CRR.

BBVA. PILLAR 3 2023	4. RISK	P. 112

Table 31. EU CR9.1 - Backtesting of PD per exposure class (internal PD scale) (12-31-2023)

PD Scale	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
Central governments or central banks
0.00 to <0.02	AAA	4	—	—	0.01%	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	3	—	—	0.03%	—
0.04 to <0.05	AA-	6	1	16.67%	0.04%	25.00%
0.05 to <0.06	A+	5	—	—	0.05%	—
0.06 to <0.09	A	1	—	—	0.08%	—
0.09 to <0.11	A-	1	—	—	0.10%	—
0.11 to <0.17	BBB+	4	—	—	0.13%	—
0.17 to <0.24	BBB	8	—	—	0.20%	—
0.29 to <0.39	BBB-	3	—	—	0.31%	—
0.39 to <0.67	BB+	1	—	—	0.51%	—
0.67 to <1.16	BB	3	—	—	0.88%	—
1.16 to <1.94	BB-	2	—	—	1.50%	—
1.94 to <3.35	B+	—	—	—	—	—
3.35 to <5.81	B	7	—	—	4.41%	—
5.81 to <11.61	B-	8	—	—	7.85%	—
11.61 to <100.00	CCC	29	—	—	36.33%	—
100.00 (default)	D	2	—	—	100.00%	—
Institutions
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	22	—	—	0.03%	5.26%
0.04 to <0.05	AA-	50	—	—	0.04%	3.13%
0.05 to <0.06	A+	107	—	—%	0.06%	2.50%
0.06 to <0.09	A	108	2	1.85%	0.09%	1.85%
0.09 to <0.11	A-	255	4	1.57%	0.10%	2.69%
0.11 to <0.17	BBB+	1,128	25	2.22%	0.13%	1.59%
0.17 to <0.24	BBB	373	4	1.07%	0.21%	1.41%
0.29 to <0.39	BBB-	275	4	1.45%	0.32%	1.69%
0.39 to <0.67	BB+	151	4	2.65%	0.54%	1.75%
0.67 to <1.16	BB	56	—	—	0.91%	1.41%
1.16 to <1.94	BB-	74	—	—	1.62%	1.22%
1.94 to <3.35	B+	52	2	3.85	2.66%	1.61%
3.35 to <5.81	B	30	—	—	4.38%	4.44%
5.81 to <11.61	B-	18	—	—	8.27%	—
11.61 to <100.00	CCC	69	—	—	36.36%	—
100.00 (default)	D	60	—	—	100.00%	—

BBVA. PILLAR 3 2023	4. RISK	P. 113

PD Scale	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
Corporate - SMEs
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	94	—	—	0.03%	—
0.04 to <0.05	AA-	16	—	—	0.04%	—
0.05 to <0.06	A+	19	—	—	0.05%	—
0.06 to <0.09	A	19	—	—	0.08%	—
0.09 to <0.11	A-	1,468	—	—	0.10%	0.51%
0.11 to <0.17	BBB+	1,494	3	0.20%	0.14%	0.74%
0.17 to <0.24	BBB	2,015	5	0.25%	0.20%	0.78%
0.29 to <0.39	BBB-	4,429	25	0.56%	0.31%	1.08%
0.39 to <0.67	BB+	4,511	29	0.64%	0.50%	1.61%
0.67 to <1.16	BB	3,828	45	1.18%	0.88%	2.18%
1.16 to <1.94	BB-	3,198	43	1.34%	1.50%	2.89%
1.94 to <3.35	B+	2,990	63	2.11%	2.54%	3.88%
3.35 to <5.81	B	2,923	84	2.87%	4.46%	3.80%
5.81 to <11.61	B-	2,365	162	6.85%	7.89%	5.72%
11.61 to <100.00	CCC	13,976	822	5.88%	34.81%	6.79%
100.00 (default)	D	4,380	—	—	100.00%	—
Corporate - Non-SMEs
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	38	—	—	0.03%	2.50%
0.04 to <0.05	AA-	30	—	—	0.05%	—
0.05 to <0.06	A+	—	—	—	—	2.86%
0.06 to <0.09	A	70	—	—	0.06%	1.81%
0.09 to <0.11	A-	443	5	1.13%	0.10%	0.91%
0.11 to <0.17	BBB+	1,728	7	0.41%	0.15%	1.06%
0.17 to <0.24	BBB	334	1	0.30%	0.20%	1.94%
0.29 to <0.39	BBB-	3,171	10	0.32%	0.30%	1.30%
0.39 to <0.67	BB+	1,128	3	0.27%	0.56%	1.90%
0.67 to <1.16	BB	969	8	0.83%	0.94%	1.78%
1.16 to <1.94	BB-	697	13	1.87%	1.63%	2.92%
1.94 to <3.35	B+	543	5	0.92%	2.71%	4.21%
3.35 to <5.81	B	741	8	1.08%	4.75%	3.31%
5.81 to <11.61	B-	429	21	4.90%	8.19%	5.43%
11.61 to <100.00	CCC	794	29	3.65%	33.43%	5.68%
100.00 (default)	D	401	—	—	100.00%	—

BBVA. PILLAR 3 2023	4. RISK	P. 114

PD Scale	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
Retail - Immovable property SMEs
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—	—	—
0.04 to <0.05	AA-	—	—	—	—	—
0.05 to <0.06	A+	—	—	—	—	—
0.06 to <0.09	A	—	—	—	—	—
0.09 to <0.11	A-	—	—	—	—	—
0.11 to <0.17	BBB+	—	—	—	—	—
0.17 to <0.24	BBB	—	—	—	—	—
0.29 to <0.39	BBB-	—	—	—	—	—
0.39 to <0.67	BB+	—	—	—	—	—
0.67 to <1.16	BB	—	—	—	—	—
1.16 to <1.94	BB-	—	—	—	—	2.38%
1.94 to <3.35	B+	—	—	—	—	—
3.35 to <5.81	B	—	—	—	—	—
5.81 to <11.61	B-	—	—	—	—	—
11.61 to <100.00	CCC	17,717	221	1.25%	23.09%	1.08%
100.00 (default)	D	559	—	—	100.00%	—
Retail - Immovable property non-SMEs
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	426,976	474	0.11%	0.03%	0.12%
0.04 to <0.05	AA-	41,221	76	0.18%	0.04%	0.29%
0.05 to <0.06	A+	59,276	397	0.39%	0.05%	0.26%
0.06 to <0.09	A	82,057	255	0.31%	0.08%	0.60%
0.09 to <0.11	A-	9,478	44	0.46%	0.09%	0.88%
0.11 to <0.17	BBB+	36,994	243	0.66%	0.13%	1.13%
0.17 to <0.24	BBB	101,269	554	0.55%	0.19%	0.99%
0.29 to <0.39	BBB-	59,129	617	1.04%	0.31%	1.17%
0.39 to <0.67	BB+	44,409	732	1.65%	0.51%	2.01%
0.67 to <1.16	BB	20,705	521	2.52%	0.91%	2.64%
1.16< to 1.94	BB-	30,902	1,049	3.39%	1.49%	3.26%
1.94 to <3.35	B+	13,893	965	6.95%	2.53%	6.31%
3.35 to <5.81	B	7,984	1,045	13.09%	4.52%	11.42%
5.81 to <11.61	B-	7,579	1,384	18.26%	7.89%	21.39%
11.61 to <100.00	CCC	13,246	4,725	35.67%	22.18%	28.83%
100.00 (default)	D	27,386	—	—	100.00%	—

BBVA. PILLAR 3 2023	4. RISK	P. 115

PD Scale	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
Retail - Other exposures SMEs
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—	—	—
0.04 to <0.05	AA-	—	—	—	—	—
0.05 to <0.06	A+	—	—	—	—	—
0.06 to <0.09	A	—	—	—	—	14.29%
0.09 to <0.11	A-	16,790	17	0.10%	0.10%	0.13%
0.11 to <0.17	BBB+	9,640	8	0.08%	0.14%	0.25%
0.17 to <0.24	BBB	8,694	18	0.21%	0.20%	0.28%
0.29 to <0.39	BBB-	13,769	52	0.38%	0.31%	0.55%
0.39 to <0.67	BB+	16,679	96	0.58%	0.51%	0.81%
0.67 to <1.16	BB	17,209	197	1.14%	0.88%	1.26%
1.16 to <1.94	BB-	14,964	227	1.52%	1.50%	1.69%
1.94 to <3.35	B+	14,346	435	3.03%	2.55%	2.90%
3.35 to <5.81	B	11,444	561	4.90%	4.41%	4.01%
5.81 to <11.61	B-	7,562	632	8.36%	7.76%	7.05%
11.61 to <100.00	CCC	29,139	1,950	6.69%	27.34%	8.99%
100.00 (default)	D	13,556	—	—	100.00%	—
Retail - Other exposures Non-SMEs
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	95,931	42	0.04%	0.03%	0.07%
0.04 to <0.05	AA-	68,565	73	0.11%	0.04%	0.15%
0.05 to <0.06	A+	675	—	—	0.05%	0.27%
0.06 to <0.09	A	59,088	127	0.21%	0.07%	0.32%
0.09 to <0.11	A-	25,731	69	0.27%	0.10%	0.39%
0.11 to <0.17	BBB+	104,776	350	0.33%	0.14%	0.52%
0.17 to <0.24	BBB	83,534	530	0.63%	0.22%	0.84%
0.29 to <0.39	BBB-	65,299	561	0.86%	0.33%	1.28%
0.39 to <0.67	BB+	127,085	1,480	1.16%	0.52%	1.65%
0.67 to <1.16	BB	181,675	3,501	1.93%	0.92%	2.36%
1.16 to <1.94	BB-	123,300	3,563	2.89%	1.51%	3.32%
1.94 to <3.35	B+	96,463	3,747	3.88%	2.45%	4.18%
3.35 to <5.81	B	58,711	3,977	6.77%	4.43%	7.25%
5.81 to <11.61	B-	20,295	2,068	10.19%	7.66%	13.19%
11.61 to <100.00	CCC	40,612	11,238	27.67%	30.36%	34.54%
100.00 (default)	D	83,390	—	—	100.00%	—

BBVA. PILLAR 3 2023	4. RISK	P. 116

PD Scale	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
Retail - qualifying revolving (QRRE)
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	1,295,860	527	0.04%	0.03%	0.07%
0.04 to <0.05	AA-	33,688	63	0.19%	0.04%	0.35%
0.05 to <0.06	A+	58,698	73	0.12%	0.05%	0.42%
0.06 to <0.09	A	109,294	239	0.22%	0.08%	0.43%
0.09 to <0.11	A-	1,764	9	0.51%	0.10%	0.43%
0.11 to <0.17	BBB+	357,879	1,891	0.53%	0.16%	0.64%
0.17 to <0.24	BBB	1,109,348	2,890	0.26%	0.20%	0.32%
0.29 to <0.39	BBB-	50,445	297	0.59%	0.35%	1.12%
0.39 to <0.67	BB+	1,041,571	9,878	0.95%	0.55%	1.29%
0.67 to <1.16	BB	813,766	11,603	1.43%	0.86%	1.54%
1.16 to <1.94	BB-	1,246,699	28,611	2.29%	1.47%	2.30%
1.94 to <3.35	B+	999,280	38,426	3.85%	2.54%	3.47%
3.35 to <5.81	B	1,186,867	65,842	5.55%	4.43%	4.92%
5.81 to <11.61	B-	2,110,791	151,581	7.18%	7.94%	7.07%
11.61 to <100.00	CCC	1,365,247	344,654	25.24%	23.77%	24.37%
100.00 (default)	D	215,386	4,692	2.18%	100.00%	1.67%
As of December 31, 2023, the total number of short-term wholesale obligors (residual maturity of less than 1 year) whose exposures are calculated under IRB approach rises to approximately 25,500 obligors. The largest number of these corresponds to the regulatory categories of Corporates. Additionally, the Group only has one PD model authorized by the Supervisor for each of the aforementioned categories, therefore, 100% of the RWAs are calculated under this PD model.
The comparability of the information and the composition of the time window are conditioned by the following factors:
•Long life cycle between the time the IRB parameters are updated and their final implementation, depending on the materiality of the change, supervisory prioritization for the inspection and decision phases.
•Different nature, risk profile and economic cycles of the different portfolios, especially relevant in cases where several geographies are aggregated in the same exposure class (mainly Corporates and Credit Cards in Spain and Mexico).
Minimum historical depth of 5 years: The annual historical default rates cover more than 5 years, seeking consistency between regulatory and economic capital, as long as the supervisory process for the approval of the changes allows it.
Window overlap: Although there is an overlap of quarterly windows in the calibration of the pools, analysis are carried out to measure and mitigate the possible bias that this overlapping could imply. In the quantification of the long-term PD, however, there are no overlapping windows.

BBVA. PILLAR 3 2023	4. RISK	P. 117

4.2.5.4.Risk weights of specialised lending exposure
The solvency regulation stipulates that the classification of specialised lending companies should apply to legal entities with the following characteristics:
•The exposure is to an entity created specifically to finance and/or operate physical assets.
•The contractual arrangements give the lender a substantial degree of control over the assets and income they generate.
•The primary source of repayment of the obligation is the income generated by the assets being financed, rather than the independent capacity of the borrower.
Corporate specialized lending exposures subject to the IRB Supervisory Slotting Approach, which is used by BBVA for RWA calculations, are assigned to a grade, the determination of which takes into account the following factors:
1.Financial Strength that includes: market conditions, financial ratios, stress analysis and financial structure.
2.Political and legal environment that includes: political risks, country risks, force majeure risks, government support, stability of legal and regulatory environment, local support and legal force of the contracts.
3.Asset and operational characteristics that includes: design and technology risks, permits and license risks, construction risks, completion guarantees, Contractor and Operator qualifications, O&M agreements and supply risks.
4.Strength of the Sponsor that includes: financial strength, experience and support to the project.
5.Legal & Finance Structure that includes: pledges and assignments, covenants and restrictions, DSRA.
Once assigned to a grade, the exposure is risk-weighted in accordance with the risk weight applicable to that grade and remaining maturity banding.
The following tables show information on specialised lending exposures by type according to CRR2 EBA ITS. as of December 31, 2023 and December 31, 2022:

Table 322. EU CR10 (1-4) - IRB: specialised lending (Million Euros. 12-31-2023)

Specialised lending: Project Finance
Regulatory categories	Remaining maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure amount(3)	RWAs	Expected losses
Category 1	Less than 2.5 years	178	13	50%	184	77	—
Category 1	Equal to or more than 2.5 years	1,813	424	70%	2,035	1,304	8
Category 2	Less than 2.5 years	304	201	70%	415	256	2
Category 2	Equal to or more than 2.5 years	2,276	2,038	90%	3,433	2,923	28
Category 3	Less than 2.5 years	2	246	115%	179	206	5
Category 3	Equal to or more than 2.5 years	268	97	115%	313	359	9
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	134	6	250%	137	344	11
Category 5	Less than 2.5 years	24	—		24	—	12
Category 5	Equal to or more than 2.5 years	96	—		96	—	48
Total	Less than 2.5 years	508	459		802	539	19
Total	Equal to or more than 2.5 years	4,586	2,566		6,014	4,930	103
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

BBVA. PILLAR 3 2023	4. RISK	P. 118

Specialised lending: IPRE & HVCRE
Regulatory categories	Remaining maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure amount(3)	RWAs	Expected losses
Category 1	Less than 2.5 years	97	12	50%	102	51	—
Category 1	Equal to or more than 2.5 years	615	15	70%	628	440	3
Category 2	Less than 2.5 years	—	—	70%	—	—	—
Category 2	Equal to or more than 2.5 years	86	—	90%	86	77	1
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	97	12		102	51	—
Total	Equal to or more than 2.5 years	701	15		714	517	3
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

Specialised lending: Object Finance
Regulatory categories	Remaining Maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWAs	Expected Losses
Category 1	Less than 2.5 years	27	—	50%	27	14	—
Category 1	Equal to or more than 2.5 years	12	—	70%	12	8	—
Category 2	Less than 2.5 years	—	—	70%	—	—	—
Category 2	Equal to or more than 2.5 years	—	—	90%	—	—	—
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	27	—		27	14	—
Total	Equal to or more than 2.5 years	12	—		12	8	—
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

Specialised lending: Commodities Finance
Regulatory categories	Remaining Maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWAs	Expected Losses
Category 1	Less than 2.5 years	—	—	50%	—	—	—
Category 1	Equal to or more than 2.5 years	—	—	70%	—	—	—
Category 2	Less than 2.5 years	—	—	70%	—	—	—
Category 2	Equal to or more than 2.5 years	—	—	90%	—	—	—
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	—	—		—	—	—
Total	Equal to or more than 2.5 years	—	—		—	—	—
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

BBVA. PILLAR 3 2023	4. RISK	P. 119

EU CR10 (1-4) - IRB: specialised lending (Million Euros. 12-31-2022)

Specialised lending: Project Finance
Regulatory categories	Remaining Maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWAs	Expected Losses
Category 1	Less than 2.5 years	93	71	50%	142	68	—
Category 1	Equal to or more than 2.5 years	2,162	287	70%	2,322	1,451	9
Category 2	Less than 2.5 years	177	142	70%	270	162	1
Category 2	Equal to or more than 2.5 years	1,582	1,757	90%	2,500	2,098	20
Category 3	Less than 2.5 years	8	1	115%	9	10	—
Category 3	Equal to or more than 2.5 years	170	52	115%	201	231	6
Category 4	Less than 2.5 years	69	1	250%	70	175	6
Category 4	Equal to or more than 2.5 years	231	23	250%	241	604	19
Category 5	Less than 2.5 years	5	—		5	—	3
Category 5	Equal to or more than 2.5 years	3	—		3	—	2
Total	Less than 2.5 years	352	214		495	415	9
Total	Equal to or more than 2.5 years	4,149	2,119		5,268	4,385	56
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

Specialised lending: IPRE & HVCRE
Regulatory categories	Remaining Maturity	On-balance sheet amount (1)	Off-balance sheet amount (2)	RW	Exposure Amount (3)	RWAs	Expected Losses
Category 1	Less than 2.5 years	123	—	50%	123	61	—
Category 1	Equal to or more than 2.5 years	367	8	70%	370	259	1
Category 2	Less than 2.5 years	—	—	70%	—	—	—
Category 2	Equal to or more than 2.5 years	89	—	90%	89	80	1
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	123	—		123	61	—
Total	Equal to or more than 2.5 years	456	8		459	339	2
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

Specialised lending: Object Finance
Regulatory categories	Remaining Maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWAs	Expected Losses
Category 1	Less than 2.5 years	59	1	50%	59	29	—
Category 1	Equal to or more than 2.5 years	109	—	70%	109	76	—
Category 2	Less than 2.5 years	—	—	70%	—	—	—
Category 2	Equal to or more than 2.5 years	—	—	90%	—	—	—
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	59	1		59	29	—
Total	Equal to or more than 2.5 years	109	—		109	76	—
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

BBVA. PILLAR 3 2023	4. RISK	P. 120

Specialised lending: Commodities Finance
Regulatory categories	Remaining Maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWAs	Expected Losses
Category 1	Less than 2.5 years	—	—	50%	—	—	—
Category 1	Equal to or more than 2.5 years	—	—	70%	—	—	—
Category 2	Less than 2.5 years	—	—	70%	—	—	—
Category 2	Equal to or more than 2.5 years	—	—	90%	—	—	—
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	—	—		—	—	—
Total	Equal to or more than 2.5 years	—	—		—	—	—
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.
For risk measurement of the Specialised Lending portfolio, the Group uses the "slotting criteria" approach, which classifies exposures into different regulatory categories based on the risk assessment performed by the entity and the residual maturity. In terms of the type of specialised lending, project finance represents 90% of total portfolio with a total exposure of €6,816 million and RWAs consumption of €5,469 million.
During the year there were no significant movements in the portfolio.
4.2.5.5.Equity exposure by method
The following table shows equity exposure by the following approaches: internal, PD/LGD and simple method (in this case, broken down by risk weights), as of December 31, 2023 and as of December 31, 2022.

Table 33. EU CR10 (5) - IRB: equity (Million Euros. 12-31-2023)

	Equity under the IRB approach
Categories	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWAs	Expected Losses
Simple method - Private Equity Exposures	909	—	190%	909	1,727	7
Simple method - Exchange-traded equity exposures	288	—	290%	288	836	2
Simple method - Other Equity Exposures	191	—	370%	191	706	5
Total	1,388	—		1,388	3,269	14
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

EU CR10 (5) - IRB: equity (Million Euros. 12-31-2022)

	Equity under the IRB approach
Categories	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWAs	Expected Losses
Simple method - Private Equity Exposures	790	—	190%	790	1,500	6
Simple method - Exchange-traded equity exposures	190	—	290%	190	551	2
Simple method - Other Equity Exposures	140	—	370%	140	519	3
Total	1,120	—		1,120	2,570	11
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.
During 2023 there is no relevant changes in the composition of equity exposures using the simple method.
Additionally, section 4.4.3 shows detailed information on the structural risk of equities.

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4.2.6.Information on counterparty credit risk
Counterparty credit risk exposure involves that part of the original exposure corresponding to derivative instruments, repurchase and reverse repurchase transactions, securities or commodities lending transactions and deferred settlement transactions.
4.2.6.1.Policies for managing counterparty risk
4.2.6.1.1.Methodology: allocation of internal capital and limits to exposure subject to counterparty risk
The Group has an economic model for calculating internal capital through exposure to counterparty risk in treasury operations. This model has been implemented in the Risk unit systems in Market areas. It is used to estimate the credit exposure for each of the counterparties for which the entity operates.
Exposure is generated in a manner consistent with those used for the monitoring and control of credit risk limits. The time horizon is divided up into intervals, and the market risk factors (interest rates, exchange rates, etc.) underlying the instruments that determine their valuation are simulated for each interval.
Exposure is obtained based on the 2000 different scenarios generated using the Monte Carlo method for risk factors (subject to counterparty risk) and applying the corresponding mitigating factors to each counterparty (i.e. applying collateral and/or compensation arrangements, or netting, as applicable).
The correlations, loss given defaults, internal ratings and associated probabilities of default are consistent with the Group’s economic model for general credit risk.
The capital for each counterparty is then calculated using the exposure profile and taking into account the analytical formula adopted by Basel. This figure is modified by an adjustment factor for possible subsequent maturity after one year of the operations, in a similar vein to the general approach adopted by Basel for the treatment of credit risk.
Counterparty limits are specified within the financial programs authorised for each subsidiary within the line item of treasury limits. It stipulates both the limit and the maximum maturity for the transaction.
Small businesses Transactions that generate counterparty risk are subject to risk limits that control both bilateral risk and risk with CCPs. When setting these limits for each business area and segment, and to ensure their correct application, the corresponding capital consumption and revenue generated by this operation are taken into account.
There is also a risk committee that individually analyzes the most significant transactions to assess (among other aspects) the relationship between profitability and risk.
The consumption of transactions within the limits is measured in terms of market capitalisation (mark to market) plus the potential risk with Monte Carlo Simulation methodology (95% confidence level or above if there are mitigating agreements or a risk of adverse links) and considering possible mitigating factors (such as netting, break clauses and collateral contracts).
Management of consumption by lines in the Markets area is carried out through a corporate platform that enables online monitoring of the limits and liquid assets established for the different counterparties and customers. This control is completed by independent units of the business area to guarantee proper segregation of functions.
4.2.6.1.2.Policies for ensuring the effectiveness of collateral and setting the value adjustments for impairment losses to cover this risk
The Group negotiates agreements with its customers to mitigate counterparty risk within the legal frameworks applicable in each of the countries where it operates. These agreements regulate the exchange of guarantees as a mechanism to reduce exposure derived from transactions that generate counterparty risk.
The assets covered by these agreements include cash, as well as financial assets with a high credit quality. In addition, the agreements with customers include mechanisms that allow the immediate replacement of the collateral if its quality is impaired (for example, a reduction in the market capitalisation or adverse changes in the asset rating).
Mitigation by compensation or netting transactions and by collateral only reduces the consumption of limits and capital if there is a positive opinion on their immediate effectiveness in case of the counterparty’s default or insolvency.
An internal tool has been specifically designed to store and process the collateral contracts concluded with counterparties. This application enables the existence of collateral to be taken into account at the transaction level (useful for controlling and monitoring the status of specific operations) as well as at the counterparty level. Furthermore, this tool feeds the applications responsible for estimating counterparty risk by providing all the necessary parameters for considering the impact of mitigation in the portfolio due to the agreements signed.
Likewise, there is also application process that reconciles and adjusts the positions serving the Collateral and Risk units.

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In order to guarantee the effectiveness of collateral contracts, the Group carries out daily monitoring of the market values of operations governed by such contracts and of the deposits made by the counterparties. Once the amount of the collateral to be delivered or received is obtained, the collateral demand (margin call), or the demand received, is carried out at the intervals established in the contract, usually daily.
If significant variations arise from the process of reconciliation between the counterparties, after a reconciliation in economic terms, they are reported by the Collateral unit to the Risk unit for subsequent analysis and monitoring. Within the control process, the Collateral unit issues a daily report on the guarantees which includes a description by counterparty of the exposure and deposited collateral, making special reference to those guarantee deficits at or beyond the set warning levels.
Financial assets and liabilities may be the object of compensation, or netting, in other words presentation for a net amount in the consolidated balance sheet, only when the Group’s entities comply with the provisions laid down in IAS 32 - Paragraph 42, and thus have the legally obliged right to offset the amounts recognised, and the intention to settle the net amount or to divest the asset and pay the liability at the same time.
In addition, the Group has assets and liabilities on the balance sheet that are not netted and for which there are master netting agreements, but for which there is neither the intention nor the right to settle. The most common types of events that trigger the compensation of reciprocal obligations include the bankruptcy of the credit institution in question, swiftly accumulating indebtedness, default, and the restructuring or dissolution of the entity.
In the current market context, derivatives are arranged under a variety of framework contracts, with the most general being those developed by the International Swaps and Derivatives Association (ISDA), and for the Spanish market the Framework Agreement for Financial Transactions (FAFT). Practically all portfolio derivative operations have been concluded under these master contracts, including in them the netting clauses referred to in the above point as Master Netting Agreements, considerably reducing the credit exposure in these instruments. Furthermore, in the contracts concluded with professional counterparties, annexes are included with collateral agreements called Credit Support Annexes (CSA), thus minimizing exposure to a possible counterparty insolvency.
At the same time, the Group has a high volume of assets sold under repurchase agreements traded through clearing houses that use mechanisms to reduce counterparty risk, as well as through various master contracts in bilateral operations, the most common being the Global Master Repurchase Agreement (GMRA), which is published by the International Capital Market
Association (ICMA). This tends to have clauses added relating to the exchange of collateral within the main body of the master contract itself.
4.2.6.1.3.Policies on the risk of adverse effects due to correlations
Derivatives contracts may give rise to potential adverse correlation effects between the exposure to the counterparty and its credit quality (wrong-way-exposure).
The Group has specific policies for handling these type of exposures, which establish:
•How to identify transactions subject to adverse correlation risk.
•A specific transaction-by-transaction admission procedure.
•Measurements appropriate to the risk profile with adverse correlation and sanctioned in the corresponding decision-making areas.
•Control and monitoring of the transaction.
4.2.6.1.4.Impact of collateral in the event of a downgrade in credit quality
In derivatives transactions, as a general policy the Group does not subscribe collateral contracts that involve an increase in the amount to be deposited in the event of the Group being downgraded.
The general criteria applied to date with banking counterparties is to establish a zero threshold within collateral contracts, irrespective of the mutual rating; provision will be made as collateral of any difference that arises through market capitalisation (mark to market).
Since 2018, with the entry into force of the regulatory obligations for exchange of margins for derivatives that are not offset in the clearing houses, all the collateral annexes have been adapted to the characteristics required by the regulation, among which is that of establishing a zero threshold. Furthermore, the obligation to exchange initial margins with the main financial counterparties to overcollateralize exposure was added in 2019.
4.2.6.2.Amounts of counterparty risk
The exposure value of derivative instruments will be determined based on one of the following methods established in sections 3 to 6 of chapter 6 of the CRR: standard method for counterparty credit risk, simplified standard method for credit risk counterparty, original risk method or internal models method.

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The exposure value of the securities financing transactions (SFTs) is determined in accordance with the methods provided in the preceding paragraph or using those provided for in Chapter 4 of the CRR.
In this regard, the BBVA S.A. Group calculates the exposure value of derivative instruments in accordance with the standardised method for counterparty credit risk (SA-CCR) which is applicable since June 2021.
The SA-CCR framework calculates the aforementioned exposure by each netting set of the entity. The SA-CCR method defines the exposure value as the product of a surcharge (α) applied to the sum of the replacement cost
(RC) and the potential future exposure (PFE). Where α is equal to 1.4.
Exposure value = α * (RC + PFE)
The BBVA Group S.A. calculates the exposure value of the repurchase operations in accordance with the provisions of chapter 4 on credit risk mitigation and in accordance with the financial collateral comprehensive method.
A breakdown of the original exposure, EAD and RWAs under counterparty credit risk (including exposures to Central Counterparties) is below:

Table 34. Positions subject to counterparty credit risk in terms of OE, EAD and RWAs (Million Euros. 12-31-2023)

Exposure Class and risk types	Securities financing transactions			Derivatives and transactions with deferred settlement			Total
	OE	EAD	RWAs	OE	EAD	RWAs	OE	EAD	RWAs
Central governments or central banks	18,170	2,010	81	316	477	123	18,486	2,487	204
Regional governments or local authorities	—	—	—	88	7	4	88	7	4
Public sector entities	1,443	36	18	89	57	55	1,532	94	73
Multilateral Development Banks	—	—	—	3	3	—	3	3	—
International Organisations	—	—	—	—	—	—	—	—	—
Institutions	17,650	373	79	1,270	1,270	489	18,919	1,643	568
Corporates	7,359	551	548	2,935	2,935	1,673	10,295	3,486	2,221
Retail	12	1	—	21	21	13	33	21	14
Secured by mortgages on immovable property	—	—	—	—	—	—	—	—	—
Exposures in default	—	—	—	7	7	10	7	7	10
Exposures associated with particularly high risk	—	—	—	—	—	—	—	—	—
Covered bonds	—	—	—	—	—	—	—	—	—
Short-term claims on institutions and corporate	—	—	—	—	—	—	—	—	—
Collective investments undertakings	—	—	—	—	—	—	—	—	—
Other exposures	—	—	—	2	2	2	2	2	2
Total counterparty risk by standardised approach	44,634	2,971	727	4,730	4,778	2,368	49,364	7,749	3,095
Central governments or central banks	1,483	1,483	2	8	8	1	1,492	1,492	2
Institutions	150,405	150,405	1,305	7,992	7,944	1,515	158,397	158,349	2,821
Corporates	29	29	—	6,634	6,634	2,869	6,663	6,663	2,869
Of which: SMEs	—	—	—	103	103	132	103	103	132
Of which: specialised lending	—	—	—	316	316	250	316	316	250
Of which: other	29	29	—	6,215	6,215	2,487	6,244	6,244	2,487
Retail	—	—	—	1	1	—	1	1	—
Of which: Secured by immovable property	—	—	—	—	—	—	—	—	—
Of which: Qualifying revolving	—	—	—	—	—	—	—	—	—
Of which: Other retail	—	—	—	1	1	—	1	1	—
Other retail: SMEs	—	—	—	1	1	—	1	1	—
Other retail: Non-SMEs	—	—	—	—	—	—	—	—	—
Total counterparty risk by IRB approach	151,917	151,917	1,307	14,635	14,586	4,385	166,552	166,504	5,692
Total counterparty risk	196,551	154,888	2,034	19,365	19,365	6,753	215,916	174,253	8,787

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Positions subject to counterparty credit risk in terms of OE, EAD and RWAs (Million Euros. 12-31-2022)

Exposure Class and risk types	Securities financing transactions			Derivatives and transactions with deferred settlement			Total
	OE	EAD	RWAs	OE	EAD	RWAs	OE	EAD	RWAs
Central governments or central banks	10,860	992	208	366	479	155	11,226	1,471	363
Regional governments or local authorities	10	—	—	95	2	1	105	2	2
Public sector entities	360	10	5	35	35	33	394	45	38
Multilateral Development Banks	—	—	—	2	2	—	2	2	—
International Organisations	—	—	—	—	—	—	—	—	—
Institutions	6,336	220	62	1,373	1,373	551	7,709	1,593	613
Corporates	8,599	915	825	3,016	3,016	1,734	11,616	3,931	2,559
Retail	31	14	11	49	49	36	80	63	46
Secured by mortgages on immovable property	—	—	—	—	—	—	—	—	—
Exposures in default	—	—	—	4	4	6	4	4	6
Exposures associated with particularly high risk	—	—	—	—	—	—	—	—	—
Covered bonds	—	—	—	—	—	—	—	—	—
Short-term claims on institutions and corporate	—	—	—	—	—	—	—	—	—
Collective investments undertakings	—	—	—	—	—	—	—	—	—
Other exposures	—	—	—	2	2	2	2	2	2
Total counterparty risk by standardised approach	26,197	2,152	1,111	4,940	4,960	2,518	31,137	7,112	3,629
Central governments or central banks	70	70	2	6	6	—	75	75	3
Institutions	86,213	86,213	1,140	8,010	7,991	1,597	94,224	94,204	2,737
Corporates	97	97	—	6,977	6,977	2,968	7,074	7,074	2,968
Of which: SMEs	—	—	—	107	107	86	107	107	86
Of which: specialised lending	—	—	—	148	148	129	148	148	129
Of which: other	97	97	—	6,721	6,721	2,753	6,819	6,819	2,753
Retail	—	—	—	2	2	1	2	2	1
Of which: Secured by immovable property	—	—	—	—	—	—	—	—	—
Of which: Qualifying revolving	—	—	—	—	—	—	—	—	—
Of which: Other retail	—	—	—	2	2	1	2	2	1
Other retail: SMEs	—	—	—	1	1	—	1	1	—
Other retail: Non-SMEs	—	—	—	—	—	—	—	—	—
Total counterparty risk by IRB approach	86,381	86,381	1,142	14,994	14,974	4,566	101,375	101,355	5,708
Total counterparty risk	112,578	88,532	2,253	19,934	19,934	7,084	132,512	108,467	9,337

Exposures subject to counterparty risk increased in 2023 with the increase in securities financing transactions to central counterparties under the advanced approach. This favourable evolution is slightly reduced by the evolution of the value of the exposure from derivatives transactions. Risk-weighted assets evolved in line with exposures.

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From the amounts shown in the table above, those referring to the counterparty risk of trading book exposures in terms of capital requirements are shown below:

Table 35. Amounts of counterparty risk in the trading book (Million Euros)

	Capital requirements
	2023		2022
Counterparty Risk Trading Book Activities	SA-CCR Method	Internal Models (IMM)	SA-CCR Method	Internal Models (IMM)
Standardised Approach	198		211
Advanced Approach	445		419
Total	642		630

The Group currently has a totally immaterial amount of own funds requirements for settlement risk of the trading portfolio.
Below is an overview of the methods used to calculate the regulatory requirements for counterparty credit risk and the main parameters of each method (excluding requirements for CVA and exposure cleared through a CCP, which are shown in tables CCR2 and CCR8, respectively).

Table 36. EU CCR1 - Analysis of CCR exposure by approach (Million Euros)

	12-31-2023
	Replacement cost (RC)	Potential future exposure (PFE)	Expected Effective Positive Exposure (EEPE)	Alpha	Exposure value pre-CRM	Exposure value post-CRM	Exposure value (without CVA)	RWEA
EU - Original Exposure Method (for derivatives)	—	—		1.40	—	—	—	—
EU - Simplified SA-CCR (for derivatives)	—	—		1.40	—	—	—	—
SA-CCR (for derivatives)	4,772	7,188		1.40	18,172	18,172	16,791	6,333
IMM (for derivatives and SFTs)			—	—	—	—	—	—
Of which securities financing transactions netting sets			—		—	—	—	—
Of which derivatives and long settlement transactions netting sets			—		—	—	—	—
Of which from contractual cross-product netting sets			—		—	—	—	—
Financial collateral simple method (for SFTs)					—	—	—	—
Financial collateral comprehensive method (for SFTs)					122,144	96,889	96,732	1,870
VaR for SFTs					—	—	—	—
Total					140,317	115,062	113,523	8,204

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EU CCR1 - Analysis of CCR exposure by approach (Million Euros)

	12-31-2022
	Replacement cost (RC)	Potential future exposure (PFE)	Expected Effective Positive Exposure (EEPE)	Alpha	Exposure value pre-CRM	Exposure value post-CRM	Exposure value (without CVA)	RWEA
EU - Original Exposure Method (for derivatives)	—	—		1.40	—	—	—	—
EU - Simplified SA-CCR (for derivatives)	—	—		1.40	—	—	—	—
SA-CCR (for derivatives)	5,393	7,273		1.40	19,135	19,221	19,135	9,662
IMM (for derivatives and SFTs)			—	—	—	—	—	—
Of which securities financing transactions netting sets			—		—	—	—	—
Of which derivatives and long settlement transactions netting sets			—		—	—	—	—
Of which from contractual cross-product netting sets			—		—	—	—	—
Financial collateral simple method (for SFTs)					—	—	—	—
Financial collateral comprehensive method (for SFTs)					96,621	75,680	75,680	1,551
VaR for SFTs					—	—	—	—
Total					115,756	94,901	94,815	11,213

During 2023, counterparty risk exposure excluding exposures to central counterparties is reduced under the SA-CCR method for derivative instruments. The exposure to counterparty risk under the comprehensive approach for SFT increases due to new positions. In addition, an improvement in the risk profile in transactions subject to the comprehensive method contributes to the decrease in capital requirements..
4.2.6.2.1.Counterparty credit risk by standardised approach
The following table shows a breakdown of exposure to counterparty credit risk (following credit risk mitigation and CCF techniques) calculated using the standardised approach, by exposure category and risk weights (excluding exposures to central counterparties):

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Table 37. EU CCR3 - Standardised approach - CCR exposures by regulatory portfolio and risk (Million Euros. 12-31-2023)

	Risk weight
Exposure Class	0%	2%	4%	10%	20%	50%	70%	75%	100%	150%	Others	Total
Central governments or central banks	2,110	—	—	—	2	344	—	—	31	—	—	2,487
Regional government or local authorities	—	—	—	—	—	7	—	—	—	—	—	7
Public sector entities	—	—	—	—	—	41	—	—	53	—	—	94
Multilateral development banks	3	—	—	—	—	—	—	—	—	—	—	3
International organisations	—	—	—	—	—	—	—	—	—	—	—	—
Institutions	—	98	34	—	972	337	—	—	202	—	—	1,643
Corporates	—	—	—	—	1,320	469	—	—	1,633	64	—	3,486
Retail	—	—	—	—	—	—	—	21	—	—	—	21
Institutions and corporates with a short term credit assessment	—	—	—	—	—	—	—	—	—	—	—	—
Other items	—	—	—	—	—	—	—	—	2	7	—	8
Total	2,113	98	34	—	2,294	1,198	—	21	1,921	71	—	7,749

EU CCR3 - Standardised approach - CCR exposures by regulatory portfolio and risk (Million Euros. 12-31-2022)

	Risk weight
Exposure Class	0%	2%	4%	10%	20%	50%	70%	75%	100%	150%	Others	Total
Central governments or central banks	863	—	—	—	2	486	—	—	120	—	—	1,471
Regional government or local authorities	—	—	—	—	—	—	—	—	1	—	—	2
Public sector entities	—	—	—	—	1	13	—	—	31	—	—	45
Multilateral development banks	2	—	—	—	—	—	—	—	—	—	—	2
International organisations	—	—	—	—	—	—	—	—	—	—	—	—
Institutions	—	43	98	—	608	712	—	—	130	—	—	1,593
Corporates	—	—	—	—	1,288	747	—	—	1,817	80	—	3,931
Retail	—	—	—	—	—	—	—	63	—	—	—	63
Institutions and corporates with a short term credit assessment	—	—	—	—	—	—	—	—	—	—	—	—
Other items	—	—	—	—	—	—	—	—	2	4	—	6
Total	865	43	98	—	1,899	1,959	—	63	2,101	84	—	7,112

For information on counterparty trading activity under the standardised approach of credit risk, see comments on Table 37.

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4.2.6.2.2.Composition of collateral for counterparty risk exposure
A table with a breakdown of collaterals contributed or received by the Group to strengthen or reduce exposure to counterparty credit risk related to derivatives transactions and securities financing transactions as of December 31, 2023 and as of December 31, 2022 is presented below:

Table 38. EU CCR4 - IRB approach: CCR exposures by portfolio and PD scale (Million Euros. 12-31-2023)

PD scale (1)(5)	EAD post-CRM	Average PD(2)	Number of Obligors	Average LGD(3)	Average Maturity (days)(4)	RWAs	RWA Density
Total AIRB approach	106,928	0.13%	2,873	8.96%	—%	5,180	5%
Central governments or central banks	1,492	0.07%	4	0.98%	—	2	—%
0,00 <0,15	1,396	0.05%	3	1.04%	—	2	—%
0,15 <0,25	—	—%	—	—%	—	—	—%
0,25 <0,50	95	0.31	1	0.04	—	—	—
0,50 <0,75	—	—	—	—	—	—	—
0,75 <2,50	—	—	—	—	—	—	—
2,50 <10,00	—	—	—	—	—	—	—
10,00 <100,00	—	—	—	—	—	—	—
100,00 (Default)	—	—	—	—	—	—	—
Institutions	99,089	0.12%	852	6.73%	—	2,559	3%
0,00 <0,15	76,159	0.06%	562	7.49%	—	1,659	2%
0,15 <0,25	13,175	0.21%	102	4.00%	—	387	3%
0,25 <0,50	7,060	0.34%	43	2.33%	—	170	2%
0,50 <0,75	1,834	0.56%	33	13.21%	—	285	16%
0,75 <2,50	803	0.98%	105	3.42%	—	57	7%
2,50 <10,00	55	2.81%	4	0.77%	—	1	2%
10,00 <100,00	—	41.58%	2	43.31%	3	—	266%
100,00 (Default)	2	100.00%	1	45.00%	—	—	14%
Corporate - SMEs	103	3.35%	788	46.32%	3	132	128%
0,00 <0,15	5	0.11%	59	40.49%	2	1	21%
0,15 <0,25	1	0.20%	49	44.63%	1	—	39%
0,25 <0,50	3	0.37%	155	47.61%	1	2	57%
0,50 <0,75	10	0.54%	117	46.72%	2	8	80%
0,75 <2,50	55	1.18%	203	46.23%	3	69	126%
2,50 <10,00	24	3.39%	151	47.10%	2	37	155%
10,00 <100,00	4	32.27%	37	51.02%	3	15	347%
100,00 (Default)	1	100.00%	17	25.52%	1	—	20%
Corporate - Non-SMEs	6,244	0.22%	1,101	45.53%	2	2,487	40%
0,00 <0,15	2,439	0.11%	147	44.46%	2	748	31%
0,15 <0,25	3,078	0.19%	388	45.98%	2	1,155	38%
0,25 <0,50	470	0.37%	225	47.44%	2	310	66%
0,50 <0,75	112	0.60%	98	49.03%	2	89	79%
0,75 <2,50	130	1.31%	138	45.09%	4	157	121%
2,50 <10,00	11	4.28%	77	48.56%	2	21	184%
10,00 <100,00	3	19.21%	20	43.07%	1	7	247%
100,00 (Default)	—	100.00%	8	28.62%	—	—	17%
Retail - Other SMEs	1	1.41%	125	40.19%	—	—	34%
0,00 <0,15	—	0.11%	20	40.00%	—	—	9%
0,15 <0,25	—	0.20%	7	40.00%	—	—	16%
0,25 <0,50	—	0.31%	14	40.02%	—	—	22%
0,50 <0,75	—	0.51%	28	40.00%	—	—	30%
0,75 <2,50	—	1.00%	28	40.00%	—	—	43%
2,50 <10,00	—	5.99%	26	41.10%	—	—	65%
10,00 <100,00	—	—%	—	—%	—	—	—%
100,00 (Default)	—	—%	2	—%	—	—	—

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PD scale (1)(5)	EAD post-CRM	Average PD(2)	Number of Obligors	Average LGD(3)	Average Maturity (days)(4)	RWAs	RWA Density
Retail - Other Non-SMEs	—	0.51%	1	40.00%	—	—	—%
0,00 <0,15	—	—%	—	—%	—	—	—%
0,15 <0,25	—	—	—	—	—	—	—
0,25 <0,50	—	—	—	—	—	—	—
0,50 <0,75	—	0.51	1	40.00	—	—	—
0,75 <2,50	—	—	—	—	—	—	—
2,50 <10,00	—	—%	—	—%	—	—	—%
10,00 <100,00	—	—	—	—	—	—	—
100,00 (Default)	—	—	—	—	—	—	—
Total AIRB Approach	106,928	0.13%	2,873	8.96%		5,180	5%
(*) Exposures of less than 500,000 euros which are rounded down to zero are shown with a dash.
(1) PD intervals established by the CRR2 EBA ITS.
(2) Corresponds to obligor grade PD weighted by EAD.
(3) Corresponds to obligor grade LGD weighted by EAD.
(4) Corresponds to the maturity of the obligor in years weighted by EAD. In accordance with Regulation (EU) 680/2014, it is reported only for those categories where average maturities are relevant for the calculation of RWAs. Residual maturities of less than one year are rounded to 1.

(5) Specialised lending exposures are included in the FIRB approach. The Group has chosen to use the supervisory category criteria method, in line with the provisions of article 153.5 of the CRR, therefore, following the CRR2 EBA ITS, Specialised Lending exposures are not included in this table.

EU CCR4 - IRB approach: CCR exposures by portfolio and PD scale (Million Euros. 12-31-2022)

PD scale (1)(5)	EAD post-CRM	Average PD(2)	Number of Obligors	Average LGD(3)	Average Maturity (days)(4)	RWAs	RWA Density
Total AIRB approach	83,933	0.21%	3,505	10.04%		4,651	6%
Central governments or central banks	5,548	0.05%	6	2.61%	—	25	—%
0,00 <0,15	5,469	0.05%	4	2.45%	—	18	—
0,15 <0,25	79	0.20%	2	13.47%	—	6	8%
0,25 <0,50	—	—	—	—	—	—	—
0,50 <0,75	—	—	—	—	—	—	—
0,75 <2,50	—	—	—	—	—	—	—
2,50 <10,00	—	—	—	—	—	—	—
10,00 <100,00	—	—	—	—	—	—	—
100,00 (Default)	—	—	—	—	—	—	—
Institutions	73,502	0.14%	1,095	8.40%	—	2,545	3%
0,00 <0,15	49,121	0.06%	708	10.23%	—	1,437	3%
0,15 <0,25	12,123	0.19%	105	5.13%	—	489	4%
0,25 <0,50	10,534	0.34%	42	3.62%	—	366	3%
0,50 <0,75	1,181	0.56%	27	2.51%	—	46	4%
0,75 <2,50	458	1.05%	192	24.64%	—	189	41%
2,50 <10,00	80	3.35%	10	3.76%	—	8	11%
10,00 <100,00	4	37.90%	9	40.13%	—	10	250%
100,00 (Default)	1	100.00%	2	45.00%	—	—	14%
Corporate - SMEs	136	10.77%	941	42.61%	3	164	121%
0,00 <0,15	1	0.12%	48	40.36%	1	—	15%
0,15 <0,25	1	0.20%	40	40.39%	1	—	20%
0,25 <0,50	12	0.35%	186	41.53%	4	8	65%
0,50 <0,75	14	0.54%	110	42.96%	3	10	75%
0,75 <2,50	34	1.24%	220	42.56%	3	28	82%
2,50 <10,00	41	4.90%	199	41.56%	2	44	106%
10,00 <100,00	32	35.32%	115	44.17%	3	74	232%
100,00 (Default)	1	100.00%	23	51.59%	4	—	26%
Corporate - Non-SMEs	4,745	1.09%	960	43.16%	5	1,917	40%
0,00 <0,15	1,786	0.11%	138	40.38%	10	480	27%
0,15 <0,25	2,246	0.18%	303	44.41%	2	773	34%
0,25 <0,50	340	0.37%	167	47.10%	3	253	74%
0,50 <0,75	52	0.60%	84	44.94%	2	38	74%
0,75 <2,50	221	1.36%	107	45.46%	3	249	112%
2,50 <10,00	56	5.89%	109	45.16%	3	96	172%
10,00 <100,00	9	33.80%	40	41.94%	3	22	247%
100,00 (Default)	35	100.00%	12	46.02%	—	5	15%

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PD scale (1)(5)	EAD post-CRM	Average PD(2)	Number of Obligors	Average LGD(3)	Average Maturity (days)(4)	RWAs	RWA Density
Retail - Other SMEs	3	4.39%	431	40.16%	—	1	32%
0,00 <0,15	—	0.10%	81	40.00%	—	—	6%
0,15 <0,25	—	0.20%	19	40.00%	—	—	11%
0,25 <0,50	—	0.31%	17	40.00%	—	—	16%
0,50 <0,75	1	0.51%	114	40.89%	—	—	25%
0,75 <2,50	—	1.12%	84	40.00%	—	—	34%
2,50 <10,00	1	5.74%	93	40.06%	—	—	49%
10,00 <100,00	—	33.16%	9	40.00%	—	—	87%
100,00 (Default)	—	100.00%	14	26.38%	—	—	13%
Retail - Other Non-SMEs	—	5.69%	72	40.00%	—	—	38%
0,00 <0,15	—	0.10%	14	40.00%	—	—	5%
0,15 <0,25	—	—	—	—	—	—	—
0,25 <0,50	—	—	—	—	—	—	—
0,50 <0,75	—	0.51%	6	40.00%	—	—	14%
0,75 <2,50	—	1.50%	2	40.00%	—	—	—
2,50 <10,00	—	6.41%	3	40.00%	—	—	50%
10,00 <100,00	—	37.80%	47	40.00%	—	—	125%
100,00 (Default)	—	—	—	—	—	—	—
Total AIRB Approach	83,933	0.21%	3,505	10.04%		4,651	6%
(*) Exposures of less than 500,000 euros which are rounded down to zero are shown with a dash.
(1) PD intervals established by the CRR2 EBA ITS.
(2) Corresponds to obligor grade PD weighted by EAD.
(3) Corresponds to obligor grade LGD weighted by EAD.
(4) Corresponds to the maturity of the obligor in years weighted by EAD. In accordance with Regulation (EU) 680/2014, it is reported only for those categories where average maturities are relevant for the calculation of RWAs. Residual maturities of less than one year are rounded to 1.

(5) Specialised lending exposures are included in the FIRB approach. The Group has chosen to use the supervisory category criteria method, in line with the provisions of article 153.5 of the CRR, therefore, following the CRR2 EBA ITS, Specialised Lending exposures are not included in this table.

As of December 31, 2023, exposures to central counterparties included in EU CCR8 table are excluded from this table. For more information on counterparty trading activity under the standardized approach to credit risk, see table 37.
4.2.6.2.3.Composition of collateral for counterparty risk exposure
A table with a breakdown of collaterals contributed or received by the Group to strengthen or reduce exposure to counterparty credit risk related to derivatives transactions and securities financing transactions as of December 31, 2023 is presented below:

Table 39. EU CCR5 - Composition of collateral for exposure to Counterparty Credit Risk (Million Euros. 12-31-2023)

	Collateral used in derivative transactions				Collateral used in SFTs
	Fair Value of Collateral received		Fair Value of posted Collateral(1)		Fair Value of Collateral received		Fair Value of posted Collateral
	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)
Cash- domestic currency	—	2,640	—	4,138	265	61,220	—	49,951
Cash- other currencies	—	1,416	163	2,283	12	43,754	—	29,730
Domestic sovereign debt	54	2,020	929	210	—	7,852	—	12,415
Other sovereign debt	568	458	245	17	12	56,437	—	53,151
Government agency debt	—	—	—	—	—	—	—	—
Corporate bonds	59	198	51	48	—	13,647	—	32,018
Equity securities	—	—	—	—	—	—	—	—
Other collateral	—	—	—	—	—	—	—	1,692
Total	680	6,732	1,388	6,697	290	182,909	—	178,957
(1) In accordance with Articles 279 and 298 of Regulation (EU) 2015/13 regarding the treatment of collateral for the purpose of calculating counterparty risk, the amount of collateral provided as collateral for the netting of derivative liability arrangements has been taken into account in the EAD calculation.

(2) Refers to collateral that is held in a bankruptcy-remote manner.
(3) Refers to collateral that is not held in a bankruptcy-remote manner.

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EU CCR5 - Composition of collateral for exposure to Counterparty Credit Risk (Million Euros. 12-31-2022)

	Collateral used in derivative transactions				Collateral used in SFTs
	Fair Value of Collateral received		Fair Value of posted Collateral(1)		Fair Value of Collateral received		Fair Value of posted Collateral
	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)
Cash- domestic currency	—	2,773	—	6,270	300	30,824	26	40,342
Cash- other currencies	170	1,223	933	976	12	22,945	—	13,609
Domestic sovereign debt	63	2,744	2,101	494	—	13,726	548	15,685
Other sovereign debt	1,052	231	179	23	12	34,635	—	25,320
Government agency debt	—	—	—	—	—	2,198	—	630
Corporate bonds	147	480	4	28	—	5,498	—	11,213
Equity securities	—	—	—	—	—	—	—	—
Other collateral	—	—	—	—	—	—	—	—
Total	1,433	7,451	3,216	7,791	324	109,826	574	106,800
(1) In accordance with Articles 279 and 298 of Regulation (EU) 2015/13 regarding the treatment of collateral for the purpose of calculating counterparty risk, the amount of collateral provided as collateral for the netting of derivative liability arrangements has been taken into account in the EAD calculation.

(2) Refers to collateral that is held in a bankruptcy-remote manner.
(3) Refers to collateral that is not held in a bankruptcy-remote manner.
As of December 31, 2023, the composition of collateral for counterparty risk exposures used in derivative transactions evolves without significant changes and remained at levels similar to those recorded as of December 31, 2022. On the contrary, there has been a significant increase in the fair value of the real guarantees received and delivered in securities financing operations due to operations in qualified CCPs.
4.2.6.2.4.Credit derivatives transactions
The table below shows the amounts of credit derivative transactions, broken down into purchased and sold derivatives:

Table 40. EU CCR6 - Credit derivatives exposures (Million Euros)

	12-31-2023		12-31-2022
	Credit derivative hedges		Credit derivative hedges
	Protection Bought	Protection Sold	Protection Bought	Protection Sold
Notionals
Single-name credit default swaps	5,073	5,488	5,244	6,343
Index credit default swaps	9,171	10,113	14,428	15,745
Total return swaps	—	1,475	—	1,665
Credit options	—	—	—	—
Other credit derivatives	159	—	25	—
Notionals Total	14,403	17,076	19,697	23,753
Fair Values
Positive fair value (asset)	166	377	162	138
Negative fair value (liability)	(418)	(124)	(258)	(125)
The main variation during 2023 was in indexed CDS due to the maturity of certain positions at the end of the year.
Additionally, at the end of 2023 and 2022, the Group has no credit derivatives used as collateral in brokerage activities.
4.2.6.3.CVA charge requirements
The CVA surcharge in Capital refers to the additional capital requirements to cover unexpected losses due to credit valuation adjustments, for which there are two approaches:
•Standardised Approach (Art. 384 CRR): application of a standard regulatory formula. The formula applied is an analytical approximation to the calculation of the CVA VaR by supposing that the counterparty spreads depend on a single systematic risk factor and on its own idiosyncratic factor, both variables distributed by independent normal distributions, assuming a 99% confidence level.
•Advanced Approach (Art 383 CRR): based on the market risk VaR methodology, which requires a calculation of the “CVA VaR”, assuming the same confidence level (99%) and time horizon (10 days), as well as a stressed scenario. As of December 31, 2023 and as of December 31, 2022, the Group has no surcharge for CVA calculated under the advanced approach.

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Procedures for calculating the valuation adjustments and reserves
The fair value of liabilities should reflect the entity's default risk, which includes, among other components, its own credit risk. Taking this into account, the Group makes valuation adjustments for credit risk in the estimates of the fair value of its assets and liabilities.
These adjustments are calculated by estimating Exposure At Default, Probability of Default and Loss Given Default, which are based on the recovery levels for all derivative products on any instrument, deposits and repos at the legal entity level (all counterparties under a same master agreement), in which BBVA has exposure.
Credit Valuation Adjustment (hereinafter “CVA”) and Debit Valuation Adjustments (hereinafter “DVA”) are included in the valuation of derivatives, both assets and liabilities, to reflect the impact on the fair value of the counterparty credit risk and its own, respectively. The Group incorporates in its valuation, for all exposures classified in any of the categories valued at fair value, both the counterparty credit risk and its own. In the trading portfolio, and in the specific case of derivatives, credit risk is recognized through such adjustments.
As a general rule, the calculation of CVA is the sum of the expected positive exposure in time t, the probability of default between t-1 and t, and the Loss Given Default of the counterparty. Consequently, the DVA is calculated as the sum of the expected negative exposure in time t, the probability of default of BBVA between t-1 and t, and the Loss Given Default of BBVA. Both calculations are performed throughout the entire period of potential exposure.
The calculation of the expected positive and negative exposure is done through a Montecarlo simulation of the market variables involved in all trades’ valuation under the same legal netting set.
The information needed to calculate the probability of default and the loss given default of a counterparty comes from the credit markets. The counterparty’s Credit Default Swaps are used if liquid quotes are available. If a market price is not available, BBVA has implemented a mapping process based on the sector, rating and geography of the counterparty to assign probabilities of default and loss given default calibrated directly to market.
An additional adjustment for Own Credit Adjustment (OCA) is applied to the instruments accounted for by applying the Fair Value Option permitted by IFRS 9.
The credit valuation adjustments in million euros as of December 31, 2023 and as of December 31, 2022 are shown below:

Table 41. EU CCR2 - CVA Capital Charge (Million Euros)

	12-31-2023		12-31-2022
	Exposure value	RWA	Exposure value	RWA
Total portfolios subject to the advanced method	—	—	—	—
(i) VaR component (included 3x multiplier)		—		—
(ii) SVaR component (included 3x multiplier)		—		—
All portfolios subject to the standardised method	6,225	1,429	6,977	2,518
Portfolios subject to alternative approach (based on original exposure method)	—	—	—	—
Total subject to the CVA capital charge	6,225	1,429	6,977	2,518
As of December 31, 2023, BBVA calculates the capital requirements for credit valuation adjustment (CVA) according to the standard method described in Part Three, Title VI of the CRR in accordance with Regulation (EU) 2019/876.
The value of the exposure used to calculate the CVA capital requirements is calculated in accordance with the standardized method for counterparty credit risk.
The variations in terms of RWAs during 2023 are presented below:

Table 42. Flow statements CVA RWAs (Million Euros)

CVA
RWAs as of December 31, 2022	1,741
Asset size	(152)
Foreign exchange movements	(160)
Other	—
RWAs as of December 31, 2023	1,429
As of December 31, 2023, the own funds requirements for CVA decrease by €152 million, not considering the FX variation.

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4.2.6.4.Exposure to central counterparty clearing houses
The following table presents a complete overview of the exposure to central counterparty clearing houses by type of exposure (arising from transactions, margins, or contributions to the default fund) and their corresponding capital requirements:

Table 43. EU CCR8 - Exposures to CCPs (Million Euros)

	12-31-2023		12-31-2022
	EAD post CRM	RWA	EAD post CRM	RWA
Exposures to QCCPs (total)		285		103
Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	58,538	174	24,553	49
(i) OTC Derivatives	332	9	310	10
(ii) Exchange-traded derivatives	49	1	79	2
(iii) Securities financing transactions (SFTs)	58,157	164	24,164	37
(iv) Netting sets where cross-product netting has been approved	—	—	—	—
Segregated initial margin	1,626		1,093
Non-segregated initial margin	563	41	574	19
Pre-funded default fund contributions	208	70	140	36
Unfunded default fund contributions	398	—	281	—
Exposures to non-QCCPs (total)		441		599
Exposures for trades at non-QCCPs (excluding initial margin and default to contributions); of which	2,692	410	1,385	353
(i) OTC Derivatives	27	2	93	82
(ii) Exchange-traded derivatives	2,665	407	1,286	265
(iii) Securities financing transactions (SFTs)	—	—	6	6
(iv) Netting sets where cross-product netting has been approved	—	—	—	—
Segregated initial margin	—		—
Non-segregated initial margin	20	29	531	128
Pre-funded default fund contributions	2	2	9	118
Unfunded default fund contributions	—	—	—	—
As of December 31, 2023, exposures to central counterparties have increased compared to December 2022 as a result of the increase in securities financing transactions (SFTs) with qualified CCPs. As these are highly collateralized transactions, the impact on RWAs is very small.

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4.2.7.Information on securitisation
4.2.7.1.General characteristics of securitisation
4.2.7.1.1.Purposes of securitisation
The Group’s current securitisation policy considers a recurrent issuance program with a deliberate diversification of securitised assets that adjusts their volume to the Bank’s capital requirements and to market conditions.
This program is complemented by all the other finance and capital instruments, thereby diversifying the need to resort to wholesale markets.
The definition of the strategy and the execution of the operations, as with all other wholesale finance and capital management, is supervised by the Assets & Liabilities Committee, with the pertinent internal authorisations obtained directly from the Board of Directors or from the Executive Committee.
The main objective of securitisation is to serve as an instrument for the efficient management of the balance sheet, mainly as a source of liquidity at an efficient cost, obtaining liquid assets through eligible collateral, as a complement to other financial instruments. In addition, there are other secondary objectives associated with the use of securitisation instruments, such as the freeing up of regulatory capital by transferring risk, and the freeing of potential excess over the expected loss, as long as the volume of the first-loss tranche and risk transfer allow it.
In accordance with the STS (Simple, Transparent and Standardized) securitisation framework, the Group does not take into account the STS classification when selecting the portfolios to be securitised.
Main risks exposed in securitisation operations.
1.Default risk
It is the risk that the debtor does not pay the assumed contractual obligations by the due date and in the correct manner (for example, potential non-payment of instalments).
In the particular case of securitisation, the entities provide information to investors on the situation of the securitised loan portfolio. In this respect, it is worth noting that transactions transferred to the Securitisation Fund do not include defaults, or at most, if there is one, in no case do they exceed 30 days of non-payment, demonstrating the high quality of securitised transactions. The rating agencies take this element closely into account when analysing the credit risk of transactions.
BBVA monitors the changes in these indicators with the aim of establishing specific action plans in the different products, in order to correct any deviations that are leading to a deterioration in credit quality.
In order to monitor these indicators, monthly, and in some cases, daily information is available. It includes flows of additions, recoveries, irregular investments and non-performing loans. The information is obtained through different applications and reports prepared in the Risk area.
BBVA’s policy of recovery for impaired loans consists of defining an operating system that allows a speedy and efficient correction of the irregular situation. It is based on a highly personalised management, with a key role being played by the Recovery Manager and his close and ongoing relationship with the debtor.
The main guarantee is always mortgage on the asset subject of the transaction, or on the main residence. In addition, there are frequent personal guarantees issued by the holders of the loan or the guarantors, which reinforce the repayment of the debt and quality of the risk. The rights to collection before insurance companies are also subrogated in favour of the Bank in cases where there is damage to the mortgaged building due to fire or other duly stipulated causes.
2.Early repayment risk
This derives from the potential total or partial prepayment by the debtor of the amounts corresponding to the (fully or partially) securitised loans, which could imply that the maturity of the securitisation bonds calculated at the time of the issue is shorter than the maturity of the loans transferred to the Fund.
This risk is mainly due to the variations of market interest rates, but despite its importance it is not the only determining factor; to this have to be added other more personal elements, such as inheritance, divorce, change of residence, etc.
In the specific case of the Group’s securitisations, this risk is very limited, as the maturity date of the securitisation Bonds is set according to the maturity of the last loan of the securitised portfolio.
3.Liquidity risk
At times it is noted that a possible limited liquidity of the markets in which the Bonds are traded could constitute a risk derived from the securitisation processes.
Although an entity may not undertake contracts in the secondary market of Bonds issued by the Securitisation Fund, and thus provide liquidity to the funds, the securitisation process itself consists of converting illiquid assets that form part of the Bank’s balance sheet into liquid assets in the form of securitisation Bonds, which give the possibility of trading and transferring them in a

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regulated market. This would not be the case if they were not subject to the securitisation process.
In addition, understanding liquidity risk as the possible time mismatch between the maturities of the collections generated by the loans and the payments the Bonds originate, BBVA has not so far made any securitisation issues in which there is a divergence between collections and payments. The entities that have programs for debt security issues, in which this risk is typically present, mitigate it with the use of liquidity lines that are included in the structure of the Fund.
4.2.7.1.2.Functions performed by the securitisation process and degree of involvement
The Group’s involvement degree in its securitisation funds is not usually restricted to the mere role of assignor and administrator of the securitised portfolio.

Chart 14. Functions performed in the securitization process and Group's level of involvement

BBVA
CEDANT
Sale of loans
Bond suscription
LOANS
Repayments and interest
BBVA
BBVA
INTEREST-RATE SWAP
Bond interest rate + margin + administratos´s commission
Loan interest
SUBORDINATED LOAN
FR financing
Principal and interest repayment
EXPENSES LOAN
Financing of initial cost
FTA
(Emite)
Principal and interest repayment
Fees
LOAN ADMINISTRATOR
Fees
PAYMENT AGENT
Variable fees
FINANCIAL INTERMEDIARY
Fees
EUROPEA DE TITULIZACIONES SGFT
Interest payment
Repayment of principal
Nominal bond value
OFFERED TO INVESTORS
CLASS A1
CLASS A2
CLASS A3
CLASS B
CLASS C

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As can be seen in the above chart, the Group has usually taken additional roles such as:
•Payment Agent.
•Provider of treasury account.
•Provider of the subordinated loan and of the financing of initial costs, being the one that finances the first-loss tranche, and the latter financing the fund’s fixed expenditure.
•Administrative agent of the securitised portfolio.
The Group has not assumed the role of sponsor of securitisation originated by third-party institutions.
The Group’s balance sheet maintains the first-loss tranches of all securitisation that has been carried out.
It is worth noting that the Group has maintained a consistent line on generating securitisation operations since the credit crunch, which began in July 2007.
In addition, the Group has performed various Synthetic Securitisation operations to date, introducing this new operation as an additional source of regulatory capital release.
4.2.7.1.3.Methods used for the calculation of risk-weighted exposure in securitisation transactions.
When securitisation positions meet the criteria for significant and effective risk transfer as defined by Articles 244 and 245 of Regulation 2017/2401, under the securitisation framework set in Regulation 2017/2402, the Group calculates the capital requirements of these securitisations by applying the following methods, which apply to both originated securitisations and investment positions in securitisation funds originated by third parties:
•IRBA method (Article 259): When according to the securitisation features, all information on the underlying loans of the securitised portfolio is accessible, and at least for 95% of the loans the risk weights are calculated under IRB approach.
•SA method (Article 261): When information is available on the underlying loans of the securitised portfolio, but the threshold of 95% of the loans under the IRB approach is not reached.
•ERBA method (Article 263): When information on the underlying securitisation loans is not accessible, and it is necessary to use external rating data.
4.2.7.1.4.Transfer of risk in securitisation activities and criteria for recognition of gains on sales
The Group considers that the risks and benefits of the securitisations are substantially retained if the subordinated bonds are held and/or if subordination funding has been granted to those securitisation funds, which means that the credit loss risk of the securitised assets will be assumed. Consequently, the Group is not derecognizing those transferred loan portfolios.
In addition, the Group recognizes the gains on sales of securitised assets when they are derecognised from the balance sheet, which implies to comply with the substantial transfer of risks and benefits requirements described above.
The result will be recognised in the income statement and calculated as the difference between the carrying amount and the sum of the amount received, including any new asset received minus liabilities assumed.
When the amount of the transferred financial asset matches the total amount of the original financial asset, the new financial assets, financial liabilities and service-delivery liabilities, which, if any, arise as a result of the transfer, shall be recorded at fair value..
4.2.7.2.Securitisation exposure in the banking and trading book
The Group has carried out four securitisations in 2023, three of them in cash or traditional format and the other in synthetic securitisation format. The most of them with risk transfer, excluding two cash operations.
The first of them in March, from a portfolio of Consumer loans portfolio (BBVA Consumo 12 FT) amounting to €3 billion, the second in June, for an amount of €800 million (BBVA Autos 2023-1 FT), from a portfolio of auto loans. During the Q4 the last two securitizations where carried out. BBVA Leasing 3 FT, for an amount of €2.4 billion from a Leasings portfolio, and, the second transaction, a synthetic securitization on a Project Finance portfolio for an amount of €750 million.
Given that there is no risk transfer for the BBVA Consumo 12 FT and for BBVA Leasing 3 FT securitisation, these two operations are not included in the securitisation framework defined by the CRR, the calculation of its risk-weighted assets are based on the underlying loans.
Table EU SEC1 below shows the exposure to securitisations of the banking book, broken down by type of underlying asset, indicating whether it is traditional or synthetic securitisations, and identifying the functions (origination, sponsorship and investment). In the "Bank acts as originator" block, the figures presented in the total columns are the total securitised amounts, obtained

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as the sum of the amount corresponding to the first loss tranche, and those with risk transfer:

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Table 44. EU SEC1 - Securitisation exposures in the banking book (Million Euros. 12-31-2023)

	Bank acts as originator						Subtotal	Bank acts as sponsor			Subtotal	Bank acts as investor			Subtotal
	Traditional				Synthetic			Traditional		Synthetic		Traditional		Synthetic
	STS		Non STS			Of which: SRT		STS	Non STS			STS	Non STS
		Of which: SRT		Of which: SRT
Total	422	422	—	—	3,599	3,599	4,022	—	—	—	—	47	302	—	350
Retail (total)- of which	422	422	—	—	976	976	1,398	—	—	—	—	47	302	—	350
Residential mortgage	—	—	—	—	—	—	—	—	—	—	—	—	3	—	3
Credit card	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other retail exposures	422	422	—	—	976	976	1,398	—	—	—	—	47	299	—	346
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Wholesale (total)- of which	—	—	—	—	2,624	2,624	2,624	—	—	—	—	—	—	—	—
Loans to corporates	—	—	—	—	2,606	2,606	2,606	—	—	—	—	—	—	—	—
Commercial mortgage	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease and receivables	—	—	—	—	17	17	17	—	—	—	—	—	—	—	—
Other wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

EU SEC1 - Securitisation exposures in the banking book (Million Euros. 12-31-2022)

	Bank acts as originator						Subtotal	Bank acts as sponsor			Subtotal	Bank acts as investor			Subtotal
	Traditional				Synthetic			Traditional		Synthetic		Traditional		Synthetic
	STS		Non STS			Of which: SRT		STS	Non STS			STS	Non STS
		Of which: SRT		Of which: SRT
Total	353	353	—	—	3,723	3,723	4,076	—	—	—	—	81	8	—	89
Retail (total)- of which	353	353	—	—	1,795	1,795	2,148	—	—	—	—	81	5	—	86
Residential mortgage	—	—	—	—	—	—	—	—	—	—	—	—	5	—	5
Credit card	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other retail exposures	353	353	—	—	1,795	1,795	2,148	—	—	—	—	81	—	—	81
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Wholesale (total)- of which	—	—	—	—	1,928	1,928	1,928	—	—	—	—	—	3	—	3
Loans to corporates	—	—	—	—	1,900	1,900	1,900	—	—	—	—	—	—	—	—
Commercial mortgage	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease and receivables	—	—	—	—	28	28	28	—	—	—	—	—	—	—	—
Other wholesale	—	—	—	—	—	—	—	—	—	—	—	—	3	—	3
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

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The EU SEC2 table below shows the amounts in terms of net positions of the securitisation positions in the trading book, broken down by type of underlying asset of the securitization, indicating whether it is traditional or synthetic securitisations, and identifying the functions (origination, sponsorship and investment):

Table 45. EU SEC2 - Securitisation exposures in the trading portfolio (Million Euros. 12-31-2023)

	Bank acts as originator				Bank acts as sponsor				Bank acts as investor
	Traditional		Synthetic	Subtotal	Traditional		Synthetic	Subtotal	Traditional		Synthetic	Subtotal
	STS	Non-STS			STS	Non-STS			STS	Non-STS
Total	—	—	—	—	—	—	—	—	—	3	—	3
Retail (total) - of which	—	—	—	—	—	—	—	—	—	3	—	3
Residential mortgage	—	—	—	—	—	—	—	—	—	—	—	—
Credit card	—	—	—	—	—	—	—	—	—	—	—	—
Other retail exposures	—	—	—	—	—	—	—	—	—	3	—	3
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—
Wholesale (total)- of which	—	—	—	—	—	—	—	—	—	—	—	—
Loans to corporates	—	—	—	—	—	—	—	—	—	—	—	—
Commercial mortgage	—	—	—	—	—	—	—	—	—	—	—	—
Lease and receivables	—	—	—	—	—	—	—	—	—	—	—	—
Other wholesale	—	—	—	—	—	—	—	—	—	—	—	—
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—
(*) It includes securitisation positions in the trading portfolio.

EU SEC2 - Securitisation exposures in the trading portfolio (Million Euros. 12-31-2022)

	Bank acts as originator				Bank acts as sponsor				Bank acts as investor
	Traditional		Synthetic	Subtotal	Traditional		Synthetic	Subtotal	Traditional		Synthetic	Subtotal
	STS	Non-STS			STS	Non-STS			STS	Non-STS
Total	—	—	—	—	—	—	—	—	—	7	—	7
Retail (total) - of which	—	—	—	—	—	—	—	—	—	7	—	7
Residential mortgage	—	—	—	—	—	—	—	—	—	7	—	7
Credit card	—	—	—	—	—	—	—	—	—	—	—	—
Other retail exposures	—	—	—	—	—	—	—	—	—	—	—	—
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—
Wholesale (total)- of which	—	—	—	—	—	—	—	—	—	—	—	—
Loans to corporates	—	—	—	—	—	—	—	—	—	—	—	—
Commercial mortgage	—	—	—	—	—	—	—	—	—	—	—	—
Lease and receivables	—	—	—	—	—	—	—	—	—	—	—	—
Other wholesale	—	—	—	—	—	—	—	—	—	—	—	—
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—
(*) It includes securitisation positions in the trading portfolio.
The securitisation positions in the trading book have been stable along 2023.

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4.2.7.3.Securitisation – Group acting as originator
4.2.7.3.1.Rating agencies used
The external credit assessment institutions (ECAI) involved in the rating of those securitisations originated by the Group which fulfill the criteria of risk transfer and falling within the securitisation solvency framework are, generally, Fitch, Moody’s, S&P, and DBRS. The types of securitisation exposure for which each agency is used are, with no differentiation between the different agencies, all the asset types that tend to be used as residential mortgage loans to Corporates and SMEs, consumer finance and autos and leasing.
In all the securitisation funds, the agencies have assessed the risk of the entire issuance structure:
•Awarding ratings to all bond tranches.
•Establishing the volume of the credit enhancement.
•Establishing the necessary triggers (early termination of the restitution period, pro-rata depreciation of AAA classes, pro-rata amortization of series subordinated to AAA and amortization of the reserve fund, amongst others).
For each issue, in addition to the initial rating, the agencies carry out regular quarterly monitoring.
4.2.7.3.2.Positions in securitisation originated by the Group
The table below shows the EAD and RWAs of securitisation positions originated by the Group in the banking book, broken down by type of securitised exposure, tranches and risk weight ranges and their corresponding capital requirements as of December 31, 2023 and as of December 31, 2022.

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Table 46. EU SEC3 - Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor (Million Euros. 12-31-2023)

	Exposure values (by RW bands)					Exposure values (by regulatory approach)				RWA (by regulatory approach)				Capital requirement after cap
	≤20% RW	>20% to 50% RW	>50% to100% RW	>100% to <1250% RW	1250% RW / deductions	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions
Total Exposures	3,991	30	—	—	—	4,021	—	—	—	434	—	—	—	35	—	—	—
Traditional Securitisation	392	30	—	—	—	422	—	—	—	47	—	—	—	4	—	—	—
Of which Securitisation	392	30	—	—	—	422	—	—	—	47	—	—	—	4	—	—	—
Of which retail underlying	392	30	—	—	—	422	—	—	—	47	—	—	—	4
Of which STS	392	30	—	—	—	422	—	—	—	47	—	—	—	4
Of which wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which STS	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Synthetic Securitisation	3,599	—	—	—	—	3,599	—	—	—	387	—	—	—	31	—	—	—
Of which Securitisation	3,599	—	—	—	—	3,599	—	—	—	387	—	—	—	31	—	—	—
Of which retail underlying	976	—	—	—	—	976	—	—	—	98	—	—	—	8	—	—	—
Of which wholesale	2,624	—	—	—	—	2,624	—	—	—	289	—	—	—	23	—	—	—
Of which re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(*) Securitisations with a risk weight of 1,250% are deducted from own funds, as explained in section m) of chapter 3.2 of this report.

EU SEC3 - Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor (Million Euros. 12-31-2022)

	Exposure values (by RW bands)					Exposure values (by regulatory approach)				RWA (by regulatory approach)				Capital requirement after cap
	≤20% RW	>20% to 50% RW	>50% to100% RW	>100% to <1250% RW	1250% RW / deductions	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions
Total Exposures	3,997	78	—	—	1	4,075	—	—	1	438	—	—	—	35	—	—	—
Traditional Securitisation	274	78	—	—	1	352	—	—	1	43	—	—	—	3	—	—	—
Of which Securitisation	274	78	—	—	1	352	—	—	1	43	—	—	—	3	—	—	—
Of which retail underlying	274	78	—	—	1	352	—	—	1	43	—	—	—	3	—	—	—
Of which STS	274	78	—	—	1	352	—	—	1	43	—	—	—	3	—	—	—
Of which wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which STS	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Synthetic Securitisation	3,723	—	—	—	—	3,723	—	—	—	395	—	—	—	31	—	—	—
Of which Securitisation	3,723	—	—	—	—	3,723	—	—	—	395	—	—	—	31	—	—	—
Of which retail underlying	1,795	—	—	—	—	1,795	—	—	—	199	—	—	—	16	—	—	—
Of which wholesale	1,928	—	—	—	—	1,928	—	—	—	196	—	—	—	16	—	—	—
Of which re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(*) Securitisations with a risk weight of 1,250% are deducted from own funds, as explained in section m) of chapter 3.2 of this report.

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In the case of securitisations where the Group acts as originator, the variation of the requirements in 2023 is explained by the securitisations mentioned above which complied with the risk transfer requirements set in the applicable regulatory provision. The net effect on the Group's RWAs by changing the capital consumption of the underlying assets under the credit risk framework to the capital consumption under the securitisation framework is a reduction of approximately €1.9 billion.
4.2.7.3.3.Breakdown of securitised positions by type of asset
The table below shows the outstanding amount, non-performing exposures and impairment losses recognised in the period by underlying assets of originated securitisation operations which meet the risk transfer criteria, broken down by asset type as of December 31, 2023 and as of December 31, 2022.

Table 47. EU SEC5 - Exposures securitised by the institution - Exposures in default and specific credit risk adjustments (Million Euros. 12-31-2023)

	Nominal amount	Of which exposures in default	Total amount of specific credit risk adjustments made during the period(1)
Total	35,673	403	—
Retail exposure	30,223	399	—
Residential mortgage	23,287	242	—
Credit card	—	—	—
Other retail exposures	6,936	157	—
Re-securitisation	—	—	—
Wholesale exposure	5,449	4	—
Loans to corporates	2,805	—	—
Commercial mortgage	—	—	—
Lease and receivables	2,645	4	—
Other wholesale	—	—	—
Re-securitisation	—	—	—
(1) Negative amounts indicate an increase in credit risk adjustments during the period.

EU SEC5 - Exposures securitised by the institution - Exposures in default and specific credit risk adjustments (Million Euros. 12-31-2022)

	Nominal amount	Of which exposures in default	Total amount of specific credit risk adjustments made during the period(1)
Total	36,079	231	41
Retail exposure	34,644	206	47
Residential mortgage	26,690	193	35
Credit card	—	—	—
Other retail exposures	7,954	12	12
Re-securitisation	—	—	—
Wholesale exposure	1,434	25	(6)
Loans to corporates	—	—	—
Commercial mortgage	—	—	—
Lease and receivables	1,434	25	(6)
Other wholesale	—	—	—
Re-securitisation	—	—	—
(1) Negative amounts indicate an increase in credit risk adjustments during the period.
The above tables include balances of all securitised exposures, regardless of whether they meet the risk transfer criteria.
The table below shows the outstanding balance corresponding to the underlying assets of securitisation originated by the Group, which do not meet the risk transfer criteria, and which, therefore, are not included in the securitisation framework, but rather for which the capital calculation of the exposure is carried out as if it had not been securitised:

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Table 48. Outstanding balance corresponding to the underlying assets of the Group's originated securitisations, in which risk transfer criteria are not fulfilled (Million Euros)

	Outstanding amount
Type of asset	2023	2022
Commercial and residential mortgages	23,287	23,609
Credit cards	—	—
Financial leasing	2,597	781
Lending to corporates and SMEs	35	2
Consumer finance	4,122	2,455
Receivables	—	—
Securitisation balances	—	—
Mortgage-covered bonds	—	—
Others	—	—
Total	30,041	26,847
In 2023 the balance has increased, mainly, as a consequence of the origination of the BBVA Consumo 12 FT securitization, as well as the BBVA Leasing 3 FT, which do not meet the criteria for risk transfer and keep consuming by credit risk.
4.2.7.4.Securitisation - Group acting as investor
The amounts in terms of EAD and RWAs of the securitisation positions of the banking book where the Group acts as investor are shown below, broken down by type of underlying asset, tranches and risk weight bands that correspond to the securitisations and their corresponding capital requirements at December 31, 2023 and December 31, 2022.

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Table 49. EU SEC4 - Securitisation exposures in the banking book and associated capital requirements – bank acting as investor (Million Euros. 12-31-2023)

	Exposure values (by RW bands)					Exposure values (by regulatory approach)				RWA (by regulatory approach)				Capital requirement after cap
	≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW
Total Exposures	275	75	—	—	—	—	350	—	—	—	68	—	—	—	5	—	—
Traditional Securitisation	275	75	—	—	—	—	350	—	—	—	68	—	—	—	5	—	—
Of which Securitisation	275	75	—	—	—	—	350	—	—	—	68	—	—	—	5	—	—
Of which retail underlying	275	75	—	—	—	—	350	—	—	—	68	—	—	—	5	—	—
Of which STS	47	—	—	—	—	—	47	—	—	—	7	—	—	—	1	—	—
Of which wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which STS	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Synthetic Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which retail underlying	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(*) Securitisations with a risk weight of 1250% are deducted from own funds, as explained in section m) of chapter 3.2 of this report.

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EU SEC4 - Securitisation exposures in the banking book and associated capital requirements – bank acting as investor (Million Euros. 12-31-2022)

	Exposure values (by RW bands)					Exposure values (by regulatory approach)				RWA (by regulatory approach)				Capital requirement after cap
	≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW
Total Exposures	81	5	3	—	—	—	89	—	—	—	17	—	—	—	1	—	—
Traditional Securitisation	81	5	3	—	—	—	89	—	—	—	17	—	—	—	1	—	—
Of which Securitisation	81	5	3	—	—	—	89	—	—	—	17	—	—	—	1	—	—
Of which retail underlying	81	5	—	—	—	—	86	—	—	—	14	—	—	—	1	—	—
Of which STS	81	—	—	—	—	—	81	—	—	—	12	—	—	—	1	—	—
Of which wholesale	—	—	3	—	—	—	3	—	—	—	2	—	—	—	—	—	—
Of which STS	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Synthetic Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which retail underlying	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(*) Securitisations with a risk weight of 1250% are deducted from own funds, as explained in section m) of chapter 3.2 of this report.
In 2023 there have been no relevant variations in securitisation exposures, when the Group acts as an investor.

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4.2.8. Hedging and risk reduction policies. Supervision strategies and processes
In certain cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires prior evaluation of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.
The policy of accepting risks is therefore organized into three different levels in the BBVA Group:
–Analysis of the financial risk of the transaction, based on the debtor’s capacity for repayment or generation of funds.
–The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and
–Assessment of the repayment risk (asset liquidity) of the guarantees received.
This is carried out through a prudent risk policy that consists of the analysis of the financial risk, based on the capacity for reimbursement or generation of resources of the borrower, the analysis of the guarantee, assessing, among others, the efficiency, the robustness and the risk, the adequacy of the guarantee with the operation and other aspects such as the location, currency, concentration or the existence of limitations. Additionally, the necessary tasks for the constitution of guarantees must be carried out - in any of the generally accepted forms (collaterals, personal guarantees and financial hedge instruments) - appropriate to the risk assumed.
The procedures for the management and valuation of collateral are set out in the corporate general policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers. The criteria for the systematic, standardized and effective treatment of collateral in credit transaction procedures in BBVA Group’s wholesale and retail banking are included in the Specific Collateral Rules.
The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals received must be correctly assigned and entered in the corresponding register. They must also have the approval of the Group’s legal units.
The valuation of the collateral is taken into account in the calculation of the expected losses. The Group has developed internal models to estimate the realization value of the collaterals received, the time that elapses until then, the costs for their acquisition, maintenance and subsequent sale, from real observations based on its own experience. This modeling is part of the LGD estimation processes that are applied to the different segments, and is included within the annual review and validation procedures.
The following is a description of the main types of collateral for each financial instrument class:
–Debt instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument (mainly guarantees of the issuer).
–Derivatives and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees and collaterals, depending on counterparty solvency and the nature of the transaction (mainly collaterals).
–Other financial assets designated at fair value through profit or loss and financial assets at fair value through other comprehensive income: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument (mainly personal guarantees).
–Financial assets at amortized cost:
a.Loans and advances to credit institutions: These usually have the counterparty’s personal guarantee or pledged securities in the case of repos.
b.Loans and advances to customers: Most of these loans and advances are backed by personal guarantees extended by the customer. There may also be collateral to secure loans and advances to customers (such as mortgages, cash collaterals, pledged securities and other collateral), or to obtain other credit enhancements (bonds or insurances).
c.Debt securities: The guarantees or credit enhancements obtained directly

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from the issuer or counterparty are inherent to the structure of the instrument.
–Financial guarantees, other contingent risks and drawable by third parties: these have the counterparty’s personal guarantee or other types of collaterals.
4.2.9.Information on credit risk mitigation techniques
4.2.9.1.Hedging based on on-balance sheet and off-balance sheet netting
Within the limits established by the netting rules in each operating country, the Group negotiates with its customers the assignment of the derivatives business to master agreements (e.g., ISDA or CMOF) by including the netting of off-balance sheet transactions.
The specific clauses of each agreement determine the transactions subject to netting.
The mitigation of counterparty risk exposure stemming from the use of mitigation techniques (netting plus the use of collateral agreements) leads to a reduction in overall exposure (mark to market plus add-on).
As pointed out above, financial assets and liabilities may be netted in certain cases. In particular, they are presented for a net amount on the consolidated balance sheet only when the Group's entities satisfy the provisions of IAS 32-Paragraph 42, so they have both the legal right to net recognised amounts, and the intention of settling the net amount or of realizing the asset and simultaneously paying the liability.
4.2.9.2.Hedging based on collateral
4.2.9.2.1.Management and valuation policies and procedures
The procedures for management and valuation of collateral are included in the Specific Collateral Rules, or in the Policies and Procedures for Retail and Wholesale Credit Risk.
These Policies and Procedures lay down the basic principles of credit risk management, which includes the management of the collateral assigned in transactions with customers.
Accordingly, the risk management model jointly values the existence of a suitable cash flow generation by the debtor that enables them to service the debt, together with the existence of suitable and sufficient guarantees that ensure the recovery of the credit when the debtor’s circumstances render them unable to meet their obligations.
The valuation of collaterals is carried out in a rigorous and prudent manner, with the necessary information to determine it and with extreme caution in the use of appraisal values and any other type of valuation by independent experts. At the time of granting credit, unless local regulations provide for a shorter term, individual appraisals / independent expert appraisals must be available for a maximum age of one year in new origination proposals or that imply an increase in the amount over the existing risk; and three years in proposals on existing risk such as subrogations, forbearance, financing of assets on the group's balance sheet, etc. In the case of non-performing assets, as well as in restructuring and refinancing, the appraisal review period will be twelve months.
The milestones under which the valuations of the collaterals must be updated in accordance with local regulation are established under these prudential principles.
Random or rotating case assignment processes must be established to ensure the independence in the activity of the professionals or companies in charge of the appraisal with respect to the credit originating units. The valuation of non-real estate guarantees will also be carried out considering the general principles of prudence and rigour. Similarly, the independence and objectivity of the valuations is a critical factor that must be guaranteed through the use of external sources or the value contrast with them. Given the heterogeneity of this type of guarantees, in general the validity of the valuations must be ensured through documentation (for example, pro-forma invoices for movable property, certificates of deposits) or through consultation processes of market values (eg. in securities accounts, investment funds).
With respect to the entities that carry out the valuation of the collateral, principles are in place in accordance with local regulations that govern the level of customer loyalty and dependence on the Group, along with related processes. These valuations will be updated by statistical methods, indices or appraisals of goods, consultation of internal and external sources, etc. which shall be carried out under the generally accepted standards in each market and in accordance with local regulations.
For the validation of the collaterals, the Legal Services, support in the formalisation process ensuring that the requirements are met so that the guarantees are duly established in the corresponding jurisdiction. The guarantees are required to be included in the corresponding policies, duly guarded and registered in the official formats and bodies established, in order to fully preserve their recovery effectiveness. In general, these policies must include the general circumstances of the guarantees, the description of the assets that act as collateral, the obligations and rights of the parties involved and the related insurance.

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Additionally, a critical review of the valuation is carried out, focusing in particular on aspects such as its understandability, the prudence of the assumptions and the clear and reasonable identification of other comparable properties used as a reference to determine the appraised value. In the wholesale sphere, the possibility of carrying out a due diligence will be considered when the risk or complexity of the operation so requires.
4.2.9.2.2.Types of collateral
As collateral for the purpose of calculating bank capital, the Group uses the hedging established in the solvency regulations. The following are the main types of collateral available in the Group:
•Mortgage Guarantees: The collateral is the property upon which the loan is arranged.
•Financial guarantees: Their object is any one of the following financial assets, as per articles 197 and 198 of the solvency regulation.
◦Cash deposits, deposit certificates or similar instruments.
◦Debt securities issued for the different categories.
◦Shares or convertible bonds.
•Other goods and rights used as a real collateral: The following property and rights are considered acceptable as collateral as per Article 200 of the solvency regulation.
◦Cash deposits, deposit certificates or similar instruments held in third-party institutions other than the lending credit institution, when these are pledged in favour of the latter.
◦Life insurance policies pledged in favour of the lending credit institution.
◦Debt securities issued by other institutions, provided that these securities are to be repurchased at a pre-set price by the issuing institutions at the request of the holder of the securities.
4.2.9.3.Hedging based on personal guarantees
According to the solvency regulations, unfunded credit protection consists of personal guarantees, including those arising from credit insurance, that have been granted by the providers of protection defined in Articles 201 and 202 of the solvency regulation.
In the category of Retail exposure under the advanced measurement approach, unfunded credit protection impacts the PD and does not reduce the amount of the credit risk in EAD.
4.2.9.4.Hedging based on personal guarantees
This section shows the amounts of credit risk mitigation techniques.
In line with the EBA standards published in June 2020 (EBA/ITS/2020/04), the following table shows the book value of secured and unsecured exposures, including all guarantees recognised for accounting purposes, regardless of their use for capital purposes. The main change with respect to the previous version is the inclusion of a row to breakdown non-performing exposures.

Table 50. EU CR3 - CRM techniques - overview (Million Euros. 12-31-2023)

	Exposures unsecured - carrying amount (1)	Exposures secured - Carrying amount (1)	Exposures secured by collateral	Exposures secured by financial guarantees(2)	Exposures secured by credit derivatives
Total Loans	280,077	189,609	136,148	53,462	—
Total debt securities	88,816	—	—	—
Total exposures	368,893	189,609	136,148	53,462
Of which: non performing	2,037	5,268	4,042	1,226	—
Of which: defaulted	2,037	5,268	4,042	1,226	—
(1) Includes net carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios, as well as cash and balances with central banks.

(2) Excluding personal guarantees (unfunded credit protection which impacts on the PD but not in EAD.

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EU CR3 - CRM techniques - overview(*) (Million Euros. 12-31-2022)

	Exposures unsecured - carrying amount (1)	Exposures secured - Carrying amount (1)	Exposures secured by collateral	Exposures secured by financial guarantees(2)	Exposures secured by credit derivatives
Total Loans	285,109	166,011	125,961	40,050	—
Total debt securities	80,952	—	—	—	—
Total exposures	366,061	166,011	125,961	40,050	—
Of which: non performing	1,805	4,422	3,438	984	—
Of which: defaulted	1,805	4,422	3,438	984	—
(*) The 2021 figures have been restated to bring the information in line with the updated mapping tool published by the EBA on May 23, 2022, which modifies the approach of the table to include carrying amount (net of value adjustments), instead of gross.
(1) Includes net carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios, as well as cash and balances with central banks.

(2) Excluding personal guarantees (unfunded credit protection which impacts on the PD but not in EAD.
During 2023, a non significant variation has been observed in the coverage level, which reached as of December 31, 2023 a percentage of 34%, slightly higher than 2022 (31%).

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The breakdown of the specific credit mitigation techniques used in the IRB credit risk approach is below.

Table 51. EU CR7-A - IRB approach – Disclosure of the extent of the use of CRM techniques (Million Euros. 12-31-2023)

	Total exposures	Funded credit Protection (FCP)									Unfunded credit Protection (UFCP)		RWEA without substitution effects (reduction effects only)	RWEA with substitution effects (both reduction and sustitution effects)
		Part of exposures covered by Financial Collaterals (%)	Part of exposures covered by Other eligible collaterals (%)				Part of exposures covered by Other funded credit protection (%)				Part of exposures covered by Guarantees (%)	Part of exposures covered by Credit Derivatives (%)
Exposure class				Part of exposures covered by Immovable property Collaterals (%)	Part of exposures covered by Receivables (%)	Part of exposures covered by Other physical collateral (%)		Part of exposures covered by Cash on deposit (%)	Part of exposures covered by Life insurance policies (%)	Part of exposures covered by Instruments held by a third party (%)
Central governments and central banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Institutions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporates	7,356	—	—	—	—	—	—	—	—	—	—	—	7,475	5,809
Of which Corporates – SMEs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which Corporates – Specialised lending	7,356	—	—	—	—	—	—	—	—	—	—	—	7,475	5,809
Of which Corporates – Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total FIRB	7,356	—	—	—	—	—	—	—	—	—	—	—	7,475	5,809
Central governments and central banks	10,974	—	—	—	—	—	—	—	—	—	—	—	1,585	1,247
Institutions	20,302	1.60%	0.61%	0.51%	—	0.10%	—	—	—	—	—	—	13,350	5,587
Corporates	157,311	0.26%	5.18%	2.41%	0.09%	2.68%	—	—	—	—	—	—	130,311	86,724
Of which Corporates – SMEs	17,874	0.95%	22.49%	11.38%	0.62%	10.49%	—	—	—	—	—	—	35,253	17,811
Of which Corporates – Specialised lending	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which Corporates – Other	139,436	0.18%	2.96%	1.26%	0.03%	1.68%	—	—	—	—	—	—	95,058	68,914
Retail	101,439	0.03%	61.37%	61.17%	—	0.20%	—	—	—	—	—	—	63,056	45,164
Of which Retail – Immovable property SMEs	888	—	89.76%	89.76%	—	—	—	—	—	—	—	—	2,548	1,844
Of which Retail – Immovable property non-SMEs	68,511	—	89.24%	89.22%	—	0.03%	—	—	—	—	—	—	16,455	15,721
Of which Retail – Qualifying revolving	15,886	—	—	—	—	—	—	—	—	—	—	—	32,017	17,710
Of which Retail – Other SMEs	3,179	0.89%	9.95%	4.05%	—	5.90%	—	—	—	—	—	—	3,997	1,902
Of which Retail – Other non-SMEs	12,976	—%	0.02%	0.01%	—	0.01%	—	—	—	—	—	—	8,040	7,988
Total AIRB	290,025	0.26%	24.32%	22.74%	0.05%	1.53%	—	—	—	—	—	—	208,302	138,722

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EU CR7-A - IRB approach – Disclosure of the extent of the use of CRM techniques (Million Euros. 12-31-2022)

	Total exposures	Funded credit Protection (FCP)									Unfunded credit Protection (UFCP)		RWEA without substitution effects (reduction effects only)	RWEA with substitution effects (both reduction and sustitution effects)
		Part of exposures covered by Financial Collaterals (%)	Part of exposures covered by Other eligible collaterals (%)				Part of exposures covered by Other funded credit protection (%)				Part of exposures covered by Guarantees (%)	Part of exposures covered by Credit Derivatives (%)
Exposure class				Part of exposures covered by Immovable property Collaterals (%)	Part of exposures covered by Receivables (%)	Part of exposures covered by Other physical collateral (%)		Part of exposures covered by Cash on deposit (%)	Part of exposures covered by Life insurance policies (%)	Part of exposures covered by Instruments held by a third party (%)
Central governments and central banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Institutions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporates	6,364	—	—	—	—	—	—	—	—	—	—	—	6,611	5,177
Of which Corporates – SMEs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which Corporates – Specialised lending	6,364	—	—	—	—	—	—	—	—	—	—	—	6,611	5,177
Of which Corporates – Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total FIRB	6,364	—	—	—	—	—	—	—	—	—	—	—	6,611	5,177
Central governments and central banks	12,159	—	—	—	—	—	—	—	—	—	—	—	1,523	1,103
Institutions	16,914	1.95%	1.20%	1.03%	—	0.17%	—	—	—	—	—	—	13,360	4,598
Corporates	147,750	0.26%	5.01%	2.32%	0.07%	2.62%	—	—	—	—	—	—	108,434	72,364
Of which Corporates – SMEs	18,095	1.07%	23.04%	11.88%	0.41%	10.75%	—	—	—	—	—	—	22,917	12,810
Of which Corporates – Specialised lending	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which Corporates – Other	129,655	0.15%	2.49%	0.98%	0.02%	1.49%	—	—	—	—	—	—	85,516	59,554
Retail	98,196	0.03%	65.41%	65.22%	—	0.19%	—	—	—	—	—	—	35,101	24,482
Of which Retail – Immovable property SMEs	941	—	92.21%	92.21%	—	—%	—	—	—	—	—	—	1,511	1,078
Of which Retail – Immovable property non-SMEs	68,906	—	91.51%	91.50%	—	0.01%	—	—	—	—	—	—	9,333	8,916
Of which Retail – Qualifying revolving	12,741	—	—	—	—	—	—	—	—	—	—	—	17,032	8,868
Of which Retail – Other SMEs	2,816	1.07%	10.80%	4.44%	—	6.36%	—	—	—	—	—	—	2,736	1,157
Of which Retail – Other non-SMEs	12,792	0.01%	0.03%	0.01%	—	0.02%	—	—	—	—	—	—	4,489	4,463
Total AIRB	275,019	0.27%	26.12%	24.59%	0.04%	1.49%	—	—	—	—	—	—	158,417	102,547

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The table includes all collaterals meeting the eligibility criteria for solvency purposes, and have an effect on EAD or other parameters such as LGD in the case of credit risk exposures under internal models (IRB).
Currently, the Group does not use credit derivatives as a credit risk mitigation technique, so the EU CR7 table “IRB Approach - Effect on RWAs of credit derivatives used as credit risk mitigation techniques” is not applicable.
4.2.9.5.Risk concentration
BBVA has established the measurement, monitoring and reporting criteria for the analysis of large credit exposures that could represent a concentration risk, with the aim of ensuring their alignment with the risk appetite framework defined in the Group.
Particularly, measurement and monitoring criteria are established for large exposures at the level of individual concentrations, concentrations of retail portfolios, wholesale sectors and geographies.
A quarterly measurement and monitoring process has been established for reviewing concentration risk.
The main measures to prevent risk concentration in BBVA are:
•At both the Group level and the subsidiaries belonging to the banking group, the information of customers (groups) that hold the largest exposures (greater than 10% of fully loaded Tier1; in the subsidiaries their level of own funds are used) is available. If a customer presents a concentration that exceeds the thresholds, the reasonableness of maintaining this exposure must be justified, or the measures to reduce the exposure be explained (for example, cancellation of risk) in writing every year.
•As an additional support to management, the portfolio concentration is calculated using the Herfindahl index. To date, the concentration at Group level is “very low”.
•The credit risk mitigation does not have a significant impact on the Group’s large exposures, being used solely as a mechanism for mitigating intra-group risk (“standby letters of credit” issued by BBVA in favor of the banking Group’s subsidiaries).
•The concentration to different industries is calculated based on the risk aggregation by economic activity. BBVA uses a classification that groups activities into 15 sectors. All of them are under the acceptable thresholds at the Group level.
•In retail portfolios, the analysis is carried out at subportfolio level (mortgages and non-mortgage retail). Both are below the acceptable thresholds at the Group level.

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4.3.Market Risk
4.3.1.Scope and nature of the market risk measurement and reporting systems
Market risk is the possibility that there may be losses in the value of positions held due to movements in the market variables that affect the valuation of financial products and assets.
The scope of market risk in the Group's trading portfolios is mainly defined by the portfolios originated by Global Markets valued at fair value and maintained for the purpose of trading and generates short term results. The market risk in the banking book is clearly delimited and separated in the structural risk of interest and credit spread, exchange rate and equity, which are broken down in section 4.4.
The main market risks can be classified into the following groups:
–Interest-rate risk: This arises as a result of exposure to movements in the different interest-rate curves involved in trading. Although the typical products that generate sensitivity to the movements in interest rates are money-market products (deposits, interest-rate futures, call money swaps, etc.) and traditional interest-rate derivatives (swaps and interest-rate options such as caps, floors, swaptions, etc.), practically all the financial products are exposed to interest-rate movements due to the effect that such movements have on the valuation of the financial discount.
–Equity risk: This arises as a result of movements in share prices. This risk is generated in spot positions in shares or any derivative products whose underlying asset is a share or an equity index. Dividend risk is a sub-risk of equity risk, arising as an input for any equity option. Its variation may affect the valuation of positions and it is therefore a factor that generates risk on the books.
–Exchange-rate risk: This is caused by movements in the exchange rates of the different currencies in which a position is held. As in the case of equity risk, this risk is generated in spot currency positions, and in any derivative product whose underlying asset is an exchange rate. In addition, the quanto effect (operations where the underlying asset and the instrument itself are denominated in different currencies) means that in certain transactions in which the underlying asset is not a currency, an exchange-rate risk is generated that has to be measured and monitored.
–Credit-spread risk: Credit spread is an indicator of an issuer's credit quality. Spread risk occurs due to variations in the levels of spread of both corporate and government issues, and affects positions in bonds and credit derivatives.
–Volatility risk: This occurs as a result of changes in the levels of implied price volatility of the different market instruments on which derivatives are traded. This risk, unlike the others, is exclusively a component of trading in derivatives and is defined as a first-order convexity risk that is generated in all possible underlying assets in which there are products with options that require a volatility input for their valuation.
The metrics developed to control and monitor market risk in the BBVA Group are aligned with market practices and are implemented consistently across all the local market risk units.
Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group's Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.
In addition, in Chapter 4.3.4.2 more information about the risk measurement models used in the Group, focused on internal models approved by the supervisor for BBVA S.A. and BBVA Mexico to calculate regulatory capital requirements on trading portfolios is detailed. For the other geographic areas (mainly South America and Garanti BBVA), the calculation of own funds requirements for trading portfolios is carried out using the standardised approach.
Analysis of the Group’s RWA structure shows that almost 4% corresponds to Market Risk (including structural exchange risk).
4.3.2.Differences in the trading book under accounting and prudential regulation
According to the solvency regulations, trading book shall be made up of all the positions on financial instruments and commodities that the credit institution holds for the purpose of trading or that act as hedging for other elements in this portfolio.
With respect to this portfolio, the rule also refers to the need to establish clearly defined policies and procedures.
For this purpose, regulatory trading book defined by the Group includes the positions managed by the Group’s Trading units, for which market risk limits are set and

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then monitored daily. Moreover, they comply with the other requirements defined in the solvency regulations.
In accounting, Financial assets are recorded under the heading “Financial assets held for trading” if the objective of the business model is to generate gains by buying and selling these financial instruments or generate short-term results.
4.3.3.Standardised approach
Market risk-weighted assets under the standardised approach (including structural exchange rate risk) account for 43% of total market risk-weighted assets.
The amounts in terms of RWAs and market risk capital requirements calculated by standardised approach as of
December 31, 2023 and as of December 31, 2022 are below.

Table 52. EU MR1 - Market risk under the standardised approach (Million Euros. 12-31-2023)

	RWAs	Capital Requirements
Outright Products	5,253	420
Interest Rate Risk	1,486	119
Equity Risk	134	11
Foreign Exchange Risk	3,632	291
Commodity Risk	—	—
Options	—	—
Simplified approach	—	—
Delta-plus method	—	—
Scenario approach	—	—
Securitisation	1,211	97
Total	6,464	517

EU MR1 - Market risk under the standardised approach (Million Euros. 12-31-2022)

	RWAs	Capital Requirements
Outright Products	3,809	305
Interest Rate Risk	1,180	94
Equity Risk	246	20
Foreign Exchange Risk	2,383	191
Commodity Risk	—	—
Options	—	—
Simplified approach	—	—
Delta-plus method	—	—
Scenario approach	—	—
Securitisation	907	73
Total	4,716	377
In 2023, the standard market risk own funds requirements are mainly affected by changes in positions subject to correlation risk in the trading portfolio (included in the "Securitization" row), as well as by currency fluctuations and to a lesser extent by the reclassification of the trading portfolio of small entities to other portfolios and the evolution of the fixed-income trading portfolio.

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4.3.4. Internal models
4.3.4.1.Scope of application
For the purposes of calculating own funds requirements as approved by the supervisor, the scope of application of the internal market risk model extends to BBVA S.A. and BBVA Mexico trading activity.
As explained in the following section, most of the items on the Group’s consolidated balance sheet that are subject to market risk are positions whose principal metric used to measure their market risk is VaR.
4.3.4.2.Characteristics of the models used
Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group's Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.
The standard metric used to measure market risk is Value at Risk (hereinafter “VaR”), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day).
This statistic value is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and credit spreads. Additionally, for certain positions, other risks need to be considered, such as a credit spread, base, volatility or correlation risk.
With respect to the risk measurement models used in the Group, the supervisor has authorised the use of the internal model to determine the regulatory capital requirements deriving from risk positions on the BBVA, S.A. and BBVA Mexico trading book, which together, account for around 63% of the Group’s trading book market risk at December 31, 2023 .
BBVA uses a single model to calculate the regulatory requirements by risk, taking into account the correlation between the assets and thus recognizing the diversification effect of the portfolios. The model used estimates the VaR in accordance with the “historical simulation” methodology, which involves estimating the profit and loss that would have been incurred in the current portfolio if the changing market conditions that occurred over a given period of time were repeated. Based on this information, it infers the maximum foreseeable loss in the current portfolio with a given level of confidence.
Absolute and relative returns are used in simulating the potential variation of the risk factors, depending on the type of risk factor. Relative returns are used in the case of equity and foreign currency; while absolute returns are used in the case of spreads and interest rates.
The decision on the type of return to apply is made according to the risk factor metric subject to variation. The relative return is used in the case of price risk factors, while for interest-rate risk factors it is absolute returns.
The model has the advantage of accurately reflecting the historical distribution of the market variables and of not requiring any specific distribution assumption. The historical period used in this model is two years.
The VaR figures are estimated through the VaR without smoothing methodology, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks for the purpose of monitoring compliance with risk limits.
At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain's regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:
–VaR: In regulatory terms, the VaR charge incorporates the stressed VaR charge, and the sum of the two (VaR and stressed VaR) is calculated. This quantifies the losses associated with the movements of the risk factors inherent to market operations (including interest-rate risk, exchange-rate risk, equity risk and credit risk, among others). Both VaR and stressed VaR are rescaled by a regulatory multiplier (between three and four) and by the square root of ten to calculate the capital charge.
–Specific Risk - Incremental Risk Capital (“IRC”). Quantification of the risks of default and changes of the credit ratings of the bond and derivative positions and debt funds with daily look-through or significant benchmark (correlation > 90%) in the trading portfolio. The IRC charge is exclusively applied in entities in respect of which the internal market risk model is used (i.e. BBVA, S.A. and BBVA Mexico). The IRC charge is determined based on the associated losses (calculated at 99.9% confidence level over a one year horizon under the hypothesis of constant risk) due to a rating change and/or default of the issuer with respect to an asset. In addition, the price risk is included in sovereign positions for the specified items.

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–Specific Risk: Securitization, correlation portfolios and Investment funds without look-through. Capital charges for securitizations and correlation portfolios are assessed based on the potential losses associated with the occurrence of a credit event in the underlying exposures. They are calculated by the standard model. The scope of the correlations portfolios refers to the First To Default (FTD)-type market operation and/or tranches of market CDOs and only for positions with an active market and hedging capacity. Capital charge for Funds include losses associated with volatility and credit risk of the underling positions of the fund. All charges are calculated by the standard model.
The capital charge is determined based on the associated losses (at 99.9% over a time horizon of 1 year under the assumption of constant risk) resulting from the rating migration and/or default of the asset’s issuer. Also included is the price risk in sovereign positions for the indicated items.
Regarding the method of aggregating the capitals of the different geographies, the direct sum of the capital charges is applied without applying diversification among them.
The calculation methodology is based on the Monte Carlo simulation of the impact of defaults and rating transitions on the portfolio subject to incremental risk capital. The model defining the transition and default process of a counterparty is based on the changes in a counterparty’s credit quality. Under a one-factor Merton model, which underlies the Basel or Creditmetrics model, this credit quality will correspond to the value of the issuer’s assets, depending on a systemic factor that is common to all the issuers, and an idiosyncratic factor specific to each.
All that is needed to simulate the rating and default transition process for the issuers is to simulate the systemic factor and the idiosyncratic component. Once the underlying variable is available, the final rating can be obtained. The individual credit quality simulation of the issuers allows losses due to systemic risk and idiosyncratic risk to be obtained.
Transition matrices
The transition matrix used for calculation is estimated based on the external information about the rating transitions provided by the rating agencies. Specifically, the information provided by the Standard & Poor’s agency is used.
The appropriateness of using information on external transitions is justified by:
•The internal ratings for the Sovereign, Emerging Sovereign Country, Financial Institution and Corporate segments (which constitute the core positions subject to incremental risk capital) are aligned with the external ratings. By way of example, the internal rating system for financial institutions is based on an algorithm that uses external ratings.
•The rating agencies provide sufficient historical information to cover a complete economic cycle (rating transition information is available dating back to the 1981 financial year) and obtain a long-term transition matrix in the same way that long-term probabilities of default are required for the calculation of the regulatory capital for credit risk in the banking book.
This depth level of historical information is not available for the internal rating systems.
Although external data are used for determining the transitions between ratings, to establish the default, the probabilities used are assigned by the BBVA master scale, which ensures consistency with the probabilities used for the calculations of capital in the banking book.
The transition matrix is recalibrated every year, based on information on transitions provided by Standard & Poor’s. A procedure has been defined to readjust the transitions in accordance with the probability of default assigned by the master scale.
Liquidity horizons
The calculation of incremental risk capital used by BBVA explicitly includes the use of positions with a hypothesis of a constant level of risk and quarterly liquidity horizons of less than one year. The average liquidity horizon is in the range of 3-6 months.
The establishment of liquidity horizons follows the guidelines/criteria established by Basel in its guidelines for computing capital for incremental risk.
First, a criterion has been used of capacity for managing positions through liquid instruments that allow their inherent risk to be hedged. The main instrument for hedging the price risk for rating transitions and defaults is the Credit Default Swap (CDS). The existence of this hedging instrument serves as a justification for considering a short term liquidity horizon.
However, in addition to considering the existence of a liquid CDS, a distinction has to be made according to the issuer’s rating (this factor is also mentioned in the aforementioned guidelines). Specifically, between investment grade issuers or those with a rating of BBB- or above, and issuers below this limit.

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According to these criteria, the issuers are mapped to standard liquidity horizons of 3, 6 or 12 months.
Correlation
The calculation methodology is based on a single-factor model, in which there is one factor common to all the counterparties. The coefficient of the model is determined by the correlation curves established by Basel for corporates, financial institutions and sovereigns based on the probability of default.
The use of the Basel correlation curve ensures consistency with the calculation of regulatory capital under the IRB approach for the positions in the banking book.
Validity tests are performed periodically on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions assessed with a given level of probability (backtesting), as well as measurements of the impact of extreme market events on the risk positions held (stress testing).
Backtesting is performed at the trading floor level as an additional control measure in order to carry out a more specific monitoring of the validity of the measurement models.
The current structure for market risk management includes monitoring market risk limits, which consists of a system of limits based on metrics of market activities (Value at Risk (VaR), economic capital, as well as stop-loss limits for each of the Group’s business units). The global limits are approved by the Executive Committee on an annual basis, once they have been analysed by the Global Risk Management Committee (GRMC). This limits structure is developed by identifying specific risks by type, trading activity and trading floor. The market risk unit also maintains consistency between limits. The control structure in place is supplemented by limits on loss and a system of alert signals to anticipate the effects of adverse situations in terms of risk and/or result.
The review of the quality of the inputs used by the evaluation processes is based on checking the data against other sources of information accepted as standard. These checks detect errors in the historical series such as repetitions, data outside the range, missing data, etc. As well as these periodic checks of the historical data loaded, the daily data that feed these series are subject to a data quality process to guarantee their integrity.
The choice of proxies is based on the correlation detected between the performance of the factor to be entered and the proxy factor. A Simple Linear Regression model is used, selecting the proxy that best represents the determination coefficient (R2) within the whole period for which the performance of both series is available. Next, the performance of the factor on the necessary dates is reconstructed, using the beta parameter estimated in the simple linear regression.
4.3.4.2.1.Valuation methodology and description of the independent price verification process
The process for determining the fair value established in the Group seeks to ensure that financial assets and liabilities are properly recorded following the IFRS 13 principles, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or most advantageous market, at the measurement date.
The fair value is reached without making any deduction in transaction costs that might be incurred due to sale or disposal by other means.
BBVA has established, at a geographic level, a structure of Risk Operational Admission and Product Governance Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. Local management responsible for valuation, which are independent from the business are members of these committees.
These areas are required to ensure, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure the fair value of these financial assets and liabilities, in accordance with the rules established by the valuation global area and using models that have been validated and approved by the responsible areas complying with the governance of BBVA Group's official models.
Fair value hierarchy
All financial instruments, both assets and liabilities are initially recognized at fair value, which at that point is equivalent to the transaction price, unless there is evidence to the contrary in the market. Subsequently, depending on the type of financial instrument, it may continue to be recognized at amortized cost or fair value through adjustments in the consolidated income statement or equity.
When possible, the fair value is determined as the market price of a financial instrument. However, for many of the financial assets and liabilities of the Group, especially in the case of derivatives, there is no market price available, so its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates of the fair value derived from the use of such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated

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with such asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.
Additionally, for financial assets and liabilities that show significant uncertainty in inputs or model parameters used for valuation, criteria is established to measure said uncertainty and activity limits are set based on these. Finally, these measurements are compared, as much as possible, against other sources such as the measurements obtained by the business teams and/or those obtained by other market participants.
The process for determining the fair value requires the classification of the financial assets and liabilities according to the measurement processes used as set forth below:
–Level 1: Valuation using directly the quotation of the instrument, observable and readily and regularly available from independent price sources and referenced to active markets that the entity can access at the measurement date. The instruments classified within this level are fixed-income securities, equity instruments and certain derivatives.
–Level 2: Valuation of financial instruments with commonly accepted techniques that use inputs obtained from observable data in markets.
–Level 3: Valuation of financial instruments with valuation techniques that use significant unobservable inputs in the market. As of December 31, 2023, the affected instruments at fair value accounted for approximately 0.57% of financial assets and 0.50% of the Group’s financial liabilities. Model selection and validation is undertaken by control areas outside the business areas.
Full revaluation is used for most financial products at BBVA Group.
In addition, the Group calculates Prudent Valuation Adjustments (PVA) for all instruments valued at fair value. PVA is an additional or conservative adjustment to the fair value that allows a more prudent assessment to be obtained by considering sources of risks that exist in the calculation of the fair value (uncertainty inputs, risk model, etc). A detailed breakdown of the method for calculating PVAs for the Group is below:

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Table 53. EU PV1 - Prudent Valuation Adjustments (Million Euros. 12-31-2023)

	Risk category					Category level AVA - Valuation uncertainty		Total category level post-diversification
Category level AVA	Equity	Interest Rates	Foreign exchange	Credit	Commodities	Unearned credit spreads AVA	Investment and funding costs AVA		Of which: Total core approach in the trading book	Of which: Total core approach in the banking book
Market price uncertainty	42	101	23	3	—	2	—	85	63	22
Close-out cost	107	56	29	6	—	9	—	104	90	14
Concentrated positions	47	80	—	—	—			128	52	76
Early termination	—	2	—	—	—			2	2	—
Model risk	8	7	—	1	—	11	7	17	16	1
Operational risk	7	8	3	1	—			19	15	4
Future administrative costs	—	8	—	—	—			8	8	—
Total Additional Valuation Adjustments (AVAs)								362	246	116

EU PV1 - Prudent Valuation Adjustments (Million Euros. 12-31-2022)

	Risk category					Category level AVA - Valuation uncertainty		Total category level post-diversification
Category level AVA	Equity	Interest Rates	Foreign exchange	Credit	Commodities	Unearned credit spreads AVA	Investment and funding costs AVA		Of which: Total core approach in the trading book	Of which: Total core approach in the banking book
Market price uncertainty	46	140	36	4	—	3	—	114	94	21
Close-out cost	115	78	46	9	—	9	—	129	109	19
Concentrated positions	19	47	—	—	—	—	—	66	34	32
Early termination	—	1	—	—	—	—	—	1	1	—
Model risk	9	3	—	5	—	9	4	15	15	—
Operational risk	8	11	4	1	—	—	—	24	20	4
Future administrative costs	—	6	—	—	—	—	—	6	6	—
Total Additional Valuation Adjustments (AVAs)								356	280	76
Total AVAs as at end of 2023 slightly increased with respect to 2022.

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4.3.4.2.2.Market risk in 2023
The Group’s market risk related to its trading portfolio remained in 2023 at low levels compared to other risks managed by BBVA, particularly credit risk. This is due to the nature of the business. In 2023 the average VaR was €31 million, above the figure of 2022, with a maximum level in the year reached on September 14, 2023 of €42 million. The evolution in the BBVA Group’s market risk during 2023, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon (shown in Millions of Euros) is as follows:

Chart 15. Trading book. Trends in VaR without smoothing
VaR without smoothing figures by risk factors are below:

Table 54. Trading Book. VaR without smoothing by risk factors (Million Euros)

VaR by risk factors	Interest-rate and spread risk	Exchange - rate risk	Equity risk	Vega / correlation risk	Diversification effect(1)	Total
December 2023
Average VaR for the period	36	8	2	7	(22)	31
Maximum VaR for the period	43	6	17	8	(33)	42
Minimum VaR for the period	23	9	—	9	(23)	19
VaR at the end of the period	41	6	4	8	(23)	36
December 2022
Average VaR for the period	33	8	3	7	(23)	27
Maximum VaR for the period	35	12	2	11	(24)	36
Minimum VaR for the period	25	10	2	11	(28)	19
VaR at the end of the period	32	13	7	5	(28)	29
(1) The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

By type of market risk assumed by the Group's trading portfolio, the main risk factor for the Group continued to be that linked to interest rates, with a weight of 69% of the total at December 31, 2023 (this figure includes the spread risk). The relative weight of this risk has increased 24% compared with the close of 2022. Exchange-rate risk accounted for 10% of the total risk, reducing its weight -55% with respect to December 2022, while equity, volatility and correlation risk has increased, with a weight of 7% and 14% respectively, which implies a variation of -45% and 55% respectively with respect to 2022.
According to article 455, letter d) and e) of the CRR -corresponding to the breakdown of information on internal models of Market Risk-, the elements that make up the Own Funds requirements to which a reference is made in articles 364 and 365 of the CRR, are presented below.

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Table 55. EU MR2-A - Market risk under the IMA (Million Euros. 12-31-2023)

	RWAs	Capital Requirements
VaR	2,764	221
Previous day's VaR		85
Average of the daily VaR on each of the preceding sixty business days (VaRavg) x multiplication factor		221
SVaR	3,958	317
Latest SVaR		109
Average of the SVaR during the preceding sixty business days (sVaRavg) x multiplication factor (mc)		317
Incremental risk charge - IRC	1,684	135
Most recent IRC value		119
Average of the IRC number over the preceding 12 weeks		135
Comprehensive Risk Measure- CRM		—
Most recent risk number for the correlation trading portfolio over the preceding 12 weeks		—
Average of the risk number for the correlation trading portfolio over the preceding 12 weeks		—
8% of the own funds requirement in SA on most recent risk number for the correlation trading portfolio		—
Others		—
Total	8,406	672

EU MR2-A - Market risk under the IMA (Million Euros. 12-31-2022)

	RWAs	Capital Requirements
VaR	1,966	157
Previous day's VaR		59
Average of the daily VaR on each of the preceding sixty business days (VaRavg) x multiplication factor		157
SVaR	4,077	326
Latest SVaR		132
Average of the SVaR during the preceding sixty business days (sVaRavg) x multiplication factor (mc)		326
Incremental risk charge - IRC	2,210	177
Most recent IRC value		154
Average of the IRC number over the preceding 13 weeks		177
Comprehensive Risk Measure- CRM	—	—
Most recent risk number for the correlation trading portfolio over the preceding 13 weeks		—
Average of the risk number for the correlation trading portfolio over the preceding 13 weeks		—
8% of the own funds requirement in SA on most recent risk number for the correlation trading portfolio		—
Others		—
Total	8,252	660
For more information about RWA and capital requirements under IMA, see Table 57.

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Table 56. EU MR3 - IMA values for trading portfolios (Million Euros. 12-31-2023)

IMA values for trading portfolios (1)(2)
VaR (10 day 99%)
Maximum value	92
Average value	65
Minimum value	41
Period value	85
SVar (10 day 99%)
Maximum value	139
Average value	104
Minimum value	64
Period value	109
IRC (99.9%)
Maximum value	164
Average value	132
Minimum value	90
Period value	119
CRM (99.9%)
Maximum value	—
Average value	—
Minimum value	—
Period value	—
(1) Data related to the second half of 2023.

EU MR3 - IMA values for trading portfolios (Million Euros. 12-31-2022)

IMA values for trading portfolios (1)(2)
VaR (10 day 99%)
Maximum value	72
Average value	52
Minimum value	38
Period value	59
SVar (10 day 99%)
Maximum value	162
Average value	109
Minimum value	79
Period value	132
IRC (99.9%)
Maximum value	198
Average value	181
Minimum value	144
Period value	154
CRM (99.9%)
Maximum value	—
Average value	—
Minimum value	—
Period value	—
(1) Data related to the second half of 2022.
For more information about RWA and capital requirements under IMA, see Table 57.
The main changes in the market RWAs, calculated using the method based on internal models are below:

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Table 57. EU MR2-B - RWA flow statements of market risk exposures under the IMA (Million Euros)

	VaR	SVaR	IRC	CRM	Other	Total RWAs	Total Capital Requirements
RWAs September, 2023	2,878	4,709	1,679	—	—	9,266	741
Regulatory adjustments	(1,839)	(3,441)	(212)	—	—	(5,492)	(439)
RWAs as of last day of September 2023	1,039	1,268	1,467	—	—	3,774	302
Level risk variation	(99)	(720)	123	—	—	(696)	(56)
Model updates	—	—	—	—	—	—	—
Methodology and policy	—	—	—	—	—	—	—
Acquisitions and disposals	—	—	—	—	—	—	—
Foreign Exchange movements	(16)	(31)	(11)	—	—	(57)	(5)
Other	—	—	(106)	—	—	(106)	(8)
RWAs as of last day of December 2023	1,064	1,367	1,490	—	—	3,921	314
Regulatory adjustments	1,700	2,591	194	—	—	4,485	359
RWAs December, 2023	2,764	3,958	1,684	—	—	8,406	672

In the last quarter of 2023, capital requirements for market risk under internal model are mainly affected by the reduction of capital requirements in SVaR in BBVA S.A. and BBVA Mexico. VaR and IRC capital requirement levels remain stable with respect to September 2023.
Capital requirements in BBVA S.A. decreased in December 2023 mainly as a result of the decrease in SVaR and VaR capital requirements as a result of lower net sensitivity to market variables. No significant changes in capital requirements in IRC.
Capital requirements in BBVA Mexico remain stable at September 2023 levels. The reduction in SVaR capital requirements was offset by the increase in VaR capital requirements. No significant changes in CRI capital requirements.
The full annual series of RWA flow of market risk under the IMA is available in the editable file “Pillar 3 2023 – Tables & Annexes”.
4.3.4.2.3Stress testing
All the tasks associated with stress, methodologies, scenarios of market variables or reports are undertaken in coordination with the Group’s Risk Areas.
A number of stress tests are carried out on the BBVA Group's trading portfolios. First, global and local historical scenarios are used that replicate the behavior of an extreme past event, such as for example the collapse of Lehman Brothers or the "Tequilazo" crisis. These stress tests are complemented with simulated scenarios, where the aim is to generate scenarios that have a significant impact on the different portfolios, but without being anchored to any specific historical scenario.
Finally, for some portfolios or positions, fixed stress tests are also carried out that have a significant impact on the market variables affecting these positions.
Historical scenarios
The historical benchmark stress scenario for the BBVA Group is Lehman Brothers, whose sudden collapse in September 2008 led to a significant impact on the behavior of financial markets at a global level. The following are the most relevant effects of this historical scenario:
–Credit shock: reflected mainly in the increase of credit spreads and downgrades in credit ratings.
–Increased volatility in most of the financial markets (giving rise to a great deal of variation in the prices of different assets (currency, equity, debt).
–Liquidity shock in the financial systems, reflected by a major movement in interbank curves, particularly in the shortest sections of the euro and dollar curves.

Table 58. Trading Book. Impact on earnings in Lehman scenario (Million Euros)

Impact on earnings in Lehman scenario
	12-31-2023	12-31-2022
GM Europe, NY & Asia	(22)	(62)
GM Mexico	(116)	(62)
GM Argentina	—	—
GM Chile	—	—
GM Colombia	(2)	(3)
GM Peru	(6)	(6)
GM Venezuela	—	—

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Simulated scenarios
Unlike the historical scenarios, which are fixed and therefore not suited to the composition of the risk portfolio at all times, the scenario used for the exercises of economic stress is based on resampling methodology. This methodology is based on the use of dynamic scenarios that are recalculated periodically depending on the main risks affecting the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from January 1, 2008 until the date of the assessment), a simulation is performed by resampling of historic observations, generating a distribution of losses and gains that serve to analyze the most extreme of births in the selected historical window.
The advantage of this methodology is that the period of stress is not predetermined, but depends on the portfolio maintained at each time, and making a large number of simulations (10,000 simulations) allows a greater richness of information for the analysis of expected shortfall than what is available in the scenarios included in the calculation of VaR.
The main features of this approach are:
a) the generated simulations respect the correlation structure of the data
b) there is flexibility in the inclusion of new risk factors
c) it allows the introduction of a lot of variability in the simulations (desirable for considering extreme events).
The impact of the stress tests by simulated scenarios (Stress VaR 95% at 20 days, Expected Shortfall 97,5 % at 20 days and Stress VaR 99% at 1 day) is shown below.

Table 59. Trading Book. Stress resampling (Million Euros. 12-31-2023)

	Europe	Mexico	Peru	Venezuela	Argentina	Colombia	Turkey
Expected impact	(74)	(73)	(29)	—	(10)	(4)	(13)

	Stress VaR	Expected Shortfall	Stress Period	Stress VaR 1D
	95 20 D	97.5 20 D		99% Resampling
Total
GM Europe, NY and Asia	(50)	(74)	01/02/2008 - 12/17/2009	(21)
GM Mexico	(55)	(73)	01/02/2008 - 12/29/2009	(16)

4.3.4.2.4.Backtesting
Introduction

The ex-post or Backtesting validation is based on the comparison of the periodic results of the portfolio with the market risk measures from the established measurement system. The validity of a VaR model is particularly dependent on whether the empirical reality of the results does not enter into open contradiction with what is expected in the model. If the observed results were sufficiently adjusted to what was predicted by the model, it would be rated as good, and if the discrepancy were notable, revisions would be required in order to correct possible errors or modifications and to improve quality.
In order to determine whether the results have been sufficiently adjusted to the risk measurements, it is necessary to establish objective criteria, which are specified in a series of validation tests carried out with a given methodology. In establishing the most appropriate methodology, the criteria recommended by Basel have been largely followed as they are considered appropriate.
Validation test
In the comparison between results and risk measurements, a key element that is of interest is the confidence that the losses do not exceed the VaR risk measurements made more than a number of times according to the level of confidence adopted in the model. The validation test presented below, which focuses on contrasting this aspect, emphasizes that the risk measurement model is underestimating the risk that is actually being borne.
For the establishment of a hypothesis comparison test, we start from the observed results and try to infer whether there is enough evidence to reject the model (the null hypothesis that the trust of the model is established is not met).
In cases where the model functions properly, the VaR measurement indicates that the variation of the value of a portfolio in a given time horizon will not exceed the value obtained in a percentage of times determined by the level of confidence. In other words, the probability of having a loss that is higher than the VaR measurement,

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what we will call an exception, will be 1%, and the probability that the exception will not occur will be 99%.

GREEN Zone: model acceptance zone	It is characterised as being an area in which there is a high probability of accepting a suitable model and a low probability of accepting an unsuitable model. This is defined by the set for which the accumulated probability of less than 95%, with the null hypothesis proving correct. It covers a number between zero and four exceptions.
YELLOW zone: ambiguous zone	Possible results for both a suitable and inadequate model. It begins when the accumulated probability is greater than equal to 95% (it must be less than 99.99%), with the null hypothesis proving correct. It covers a number of between five and nine exceptions.
RED zone: model rejection zone	High probability that the model is unsuitable and unlikely to reject if suitable. It is defined by the fact that the level of significance is less than 0.1% or, which is the same, the accumulated probability is greater than or equal to 99.99%, with the null hypothesis proving correct. It corresponds to a number of exceptions equal to or greater than ten.
To carry out this test it is advisable to have, at least, a one-year historical series of both results and risk estimates on a daily basis.
The criterion used is perfectly adapted to the priority of supervisory, which is to avoid situations where excess risk for which the entity is not prepared jeopardizes its survival. However, the use of risk measurements as a tool for managing positions entails a concern that the risk measurements are adjusted to the real risk on both sides: not only is there concern that the risk is being underestimated, but also that It may be overestimating.
At the end of December 31, 2023, the model is in the green zone of acceptance of the model, both in BBVA SA and BBVA Mexico.
Backtesting results
Regulatory backtesting is made up of two types: Hypothetical Backtesting and Actual Backtesting:
•Hypothetical Backtesting is defined as the contrast of the Hypothetical P&L on the estimated VaR, the day before the performance of said result. Actual Backtesting is defined as the contrast with the Actual P&L on the same estimated VaR, the day before the performance of said result.
•Actual Backtesting was implemented and entered into force on January 1, 2013, as a result of the transposition in the national legal order through the Bank of Spain Circular 4/2011 of November 30, of the CRD III that introduces Basel 2.5 in the European Union. The results that are used for the construction of both types of Backtesting are based on the actual results of the management tools.
According to Article 369 of the CRR, the P&L used in Backtesting should have a sufficient level of granularity in order to be shown at the “top-of-house” level, differentiating between Hypothetical and Actual P&L. In addition to the above, the historical Backtesting series will include a minimum of one year.
Actual P&L
The Actual P&L contains the complete management results, including the intraday operation and the daily and non-daily valuation adjustments, discounting the results of the franchises and commissions of each day and each desk.
The valuation functions and the parameters of the valuation models used in the calculation of the Actual P&L are the same as those used in the calculation of the Economic P&L.
Hypothetical P&L
The Hypothetical P&L contains the management results without the P&L of the daily activity, it is said, excluding intraday operations, premiums, and commissions. The data is provided by the management systems and broken down by desk, in adherence with the Volcker Rule on desk distribution.
The valuation functions and the parameters assigned to the valuation models used in the calculation of the Hypothetical P&L are the same as those used in the calculation of the Actual P&L.
The P&L figures used in both Backtesting types exclude Credit Valuation Adjustments (CVA), Debt Valuation Adjustments (DVA) and Additional Valuation Adjustments (AVA). As well as any change in value resulting from migrations from rating to default, except those reflected in prices by the market itself, since the changes in value due to migration from rating to default are included in the Counterparty Credit Risk metrics.
Perimeter of the backtesting and internal model exceptions
The calculation scope of VaR and P&L (Hypothetical and Actual) is limited to the totality of the Trading Book portfolios of the Global Markets Internal Model of BBVA S.A. and BBVA Mexico.
All the positions belonging to the Banking Book, the portfolios under the Standardised Approach and the trading activity with Hedge Funds (this activity was

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excluded from the Internal Model in its original approval) are thus excluded from this scope of application.
It is considered that there is an exception at the Top of House level, when the two following circumstances concur in the same internal model and date:
•The Hypothetical P&L and/or the Actual P&L are negative.
•With an amount equal to or greater than the maximum between VaR without smoothing and VaR with smoothing calculated based on the previous day
For the purposes of calculating the number of exceptions of the Regulatory Backtesting, exceptions will only be taken into account within a mobile window of 250 consecutive Business Days at the Top of House level in each respective internal model.
At the end of December 31, 2023, there was not any exception nor in BBVA SA neither in BBVA Mexico Backtesting.

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Chart 16. Trading book. Market Risk Model Validation for BBVA S.A. Hypothetical Backtesting (EU MR4)

Chart 17. Trading book. Market Risk Model Validation for BBVA S.A. Real Backtesting (EU MR4)

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Chart 18. Trading book. Market Risk Model Validation for BBVA Mexico. Hypothetical Backtesting (EU MR4)

Chart 19. Trading book. Market Risk Model Validation for BBVA Mexico. Real Backtesting (EU MR4)

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4.3.4.3.Characteristics of the risk management system
The Group has a risk management system in place which is appropriate for the volume of risk managed, complying with the functions set out in the Corporate Policy on Market Risk in Market Activities.
The risk units must have:
•A suitable organisation (means, resources and experience) in line with the nature and complexity of the business.
•Segregation of functions and independence in decision-making.
•Performance under integrity and good governance principles, driving the best practices in the industry and complying with the rules, both internal (policies, procedures) and external (regulation, supervision, guidelines).
•The existence of channels for communication with the relevant corporate bodies at local level according to their corporate governance system, as well as with the Corporate Area.
•All market risk existing in the business units that carry out trading activity must be adequately identified, measured and assessed, and procedures must be in place for its control and mitigation. On this point according to the Corporate Policy on Market Risk in Market Activities each business unit has established structured limits, sublimits and early alerts having a communication circuit that establishes the responsibilities of information at different levels and actions by the risk areas and business managers.
•The Global Market Risk Unit (GMRU), as the unit responsible for managing market risk at Group level, must promote the use of objective and uniform metrics for measuring the different types of risks.

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4.4.Structural risk
The structural risks are defined, in general terms, as the possibility of suffering losses in the banking book due to adverse movements in market risk factors.
In the Group, the following types of structural risks are defined, according to their nature: interest rate risk, credit spread risk, exchange rate risk and equity risk.
The scope of structural risks in the Group excludes market risks in the trading book that are clearly delimited and separated and are part of the Market Risks category.
The Assets and Liabilities Committee (ALCO) is the main responsible body for the management of structural risks regarding liquidity/ funding, interest rate, credit spread, currency, equity and solvency. Every month, with the participation of the CEO and representatives from the areas of Finance, Risks and Business Areas, this committee monitors the structural risks and is presented with proposals with regard to action plans related with its management for its approval. These management proposals are made by the Finance area with a forward-looking focus, maintaining the alignment with the risk appetite framework, trying to guarantee the recurrence of results and financial stability, as well as to preserve the solvency of the entity. All balance sheet management units have a local ALCO, which is permanently attended by members of the Corporate Center, and there is a corporate ALCO where management strategies are monitored and presented in the Group's subsidiaries.
The GRM area acts as an independent unit, ensuring adequate separation between the management and risk control functions, and is responsible for ensuring that the structural risks in the Group are managed according to the strategy approved by the Board of Directors.
Consequently, GRM deals with the identification, measurement, monitoring and control of those risks and their reporting to the corresponding corporate bodies. Through the GRMC, it performs the function of control and risk assessment and is responsible for developing the strategies, policies, procedures and infrastructure necessary to identify, evaluate, measure and manage the significant risks that the BBVA Group faces. To this end, GRM, through the corporate unit of Structural Risks, proposes a scheme of limits that defines the risk appetite set for each of the relevant structural risk types, both at Group level and by management units, which will be reviewed annually, reporting the situation periodically to the Group's corporate bodies as well as to the GRMC.
Additionally, both the management system and the control and measurement system for structural risks are necessarily adjusted to the Group's internal control model, complying with the evaluation and certification processes that comprise it. In this sense, the tasks and controls necessary for its scope of action have been identified and documented, supporting a regulatory framework which includes specific processes and measures for structural risks, from a broad geographical perspective.
Within the three lines of defense scheme in which BBVA's internal control model is based according to the most advanced standards in terms of internal control, the first line of defense is maintained by the Finance area, which is responsible for managing the structural risk.
As a second line of defense, GRM is in charge of identifying risks, and establishing policies and control models, periodically evaluating their effectiveness.
In the second line of defense, there are also the Internal Risk Control units, which independently review the Structural Risk control, and Internal Financial Control, which carries out a review of the design and effectiveness of the operational controls over structural risk management.
The third line of defense is represented by the Internal Audit area, an independent unit within BBVA Group, which is responsible for reviewing specific controls and processes.
4.4.1.Structural interest rate risk
4.4.1.1.Scope and nature of interest rate risk and credit spread risk
The structural interest-rate risk in the Banking Book (“IRRBB”) is defined as the potential change on the earnings, through the impact on an entity’s net interest income and on the valuation of instruments accounted at fair value, as well as on the economic value of the equity due to variations in market interest rates.
Furthermore, the credit spread risk in the banking book (CSRBB) arises from the potential impacts on the earnings and/or on the value of equity of the banking book produced by a variation in the level of market credit spreads that are not explained by default or migration risk or by movements in market interest rates.
Structural interest rate and credit spread risk managing is carried out from a double perspective, of the economic value of equity and of the earnings, in a broad sense, including the net interest income management and the banking book instruments accounted at fair value with an impact on P&L and/or on equity monitoring.
Besides, the banking book instruments accounted for its market value (fair value) are subject to a specific monitoring, due to their impact on risk and on the capital,

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through OCI (Other Comprehensive Income) or profit and loss (P&L).
Likewise, within the evaluation of risk sources, climate change risks (ESG) is considered through the incorporation of their potential effect on structural interest rate risk factors. This risk materializes on IRRBB through the potential impact on the valuation of fixed income portfolios (reflected in their credit spread) due to their exposure to transition risk.
Structural interest rate risk perimeter is limited to the structural balance sheet (banking book), and includes all those entities whose structural balance sheet contributes to the banking book of the Group, as well as their banking subsidiaries. All trading activities (trading book), developed by the Global Markets unit, are excluded from the scope, as they are included in the market risk monitoring and control process.
For its part, credit spread risk in the banking book monitoring is limited to those banking book instruments sensitive to market credit spread changes that can impact on net interest income or on equity.
So, the scope of the CSRBB shall necessarily include those instruments whose change in their value has an impact on the equity (via P&L or OCI) and corresponds mainly to corporate and financial bonds, credit derivatives (CDS’s), or sovereign bonds issued in foreign currency, classified as HtC&S. Additionally, the potential impact on the value of other balance sheet instruments likely to generate equity impacts in the event of being made available for sale under stress scenarios will be assessed (i.e. HtC bond portfolios).
From an earnings perspective, credit spread risk comes from the potential impacts on the NII caused by changes in the contractual spreads of the new volumes of the banking book, along with the impacts on fair value accounted portfolios.
The exposure of a financial entity to adverse interest rates and credit spreads movements is a risk inherent to the development of the banking business, which is also, in turn, an opportunity to create economic value. Therefore, interest rate and credit spread risk in the banking book must be effectively managed so that it is limited in accordance with the entity’s equity and in line with the expected economic result.
In BBVA, the purpose of structural interest rate risk management is to maintain the recurrent generation of earnings in the event of market interest rate fluctuations, through the contribution to the net interest income and the control of the potential impacts on the mark-to-market of the fair value accounted portfolios, as well as to limit the capital consumption due to structural interest rate risk. Likewise, the spread risk management in banking book portfolios is aimed at limiting the impact on equity derived from changes in the valuation of fixed income instruments, which are used for balance sheet liquidity and interest rate risk management purposes in order to increase diversification, and maintain the spread risk at levels aligned with the total volume of the investment portfolio and the equity of the Group, as well as limit the impact on earnings when market credit spreads change.
In order to manage the structural interest rate risk so that it remains within the approved limits, Global ALM (Balance-sheet management) uses fixed-rate bond portfolios with a conservative risk profile, as they are mainly invested in the country's sovereign bonds, which can be classified for accounting under the HTC&S or HTC modality. Additionally, financial derivatives are also used, which have hedge accounting treatment of both Fair Value Hedge and Cash Flow Hedge. Derivative instruments (like swaps, forward agreements or interest rate options) may be used, always complying with the accounting requirements regarding their treatment as hedges minimizing the P&L impacts. Before being implemented, these tools have to be previously analysed and approved in the assets and liabilities committees (both at the local level and at the holding level) and are subsequently followed up in the next committees.
Structural interest rate and credit spread risk are embedded in the economic capital adequacy process, in order to assure that it is adequately considered during the general allocation of capital of the entity.
The management of these risks is decentralized, and is carried out independently in each Group’s entity, keeping the exposure to interest rates and credit spreads movements aligned with the strategy and the target risk profile of the Group, and in compliance with the regulatory requirements according to the EBA guidelines and the different local and supranational supervisory authorities. Besides, in order to preserve the capital position of the Group, the corporate unit of GRM-SSRR monitors the banking book exposure to interest rates at a consolidated level.
4.4.1.2.Nature of IRRBB and CSRBB
Structural interest rate risk may arise from different sources, which are part of the four types of risk faced by the entities:
•Repricing Risk: arises due to different maturity (fixed-rate products) or repricing (variable rate products) periods of assets, liabilities and off-balance sheet positions.
•Curve risk: arises from a change on the slope and/or curvature of the yield curve as a result of different fluctuations in each time slot.
•Basis risk: arises from imperfect correlation between changes on the reference interest rates for different instruments with similar repricing and maturity characteristics.

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•Option risk: arises from the (implicit or explicit) options associated with certain balance sheet transactions that may change their future flows and generate mismatches in their maturities.
To monitor and control IRRBB and CSRBB, a comprehensive set of metrics is assessed on a regular basis, from a dual perspective of economic value (EVE) and earnings, where impacts on net interest income (NII) and on the value of instruments accounted at fair value are considered, including sensitivity and probabilistic measures.
Among others, EVE and NII sensitivity measures to parallel interest rate shifts are calculated, broken down by currency and yield curve. In addition, the aggregate cross-currency sensitivity is calculated in order to obtain a figure of the total sensitivity of the entity to parallel shifts in multiple interest rate curves (currencies), considering the volatility of the currencies and their correlation among each other.
Scenarios of parallel and sudden rate shifts of different magnitudes are evaluated. The general shift reference is +/-100 bps, as well as the specific shock size calibrated for each currency according to its volatility, which is used to obtain the aggregate sensitivity. Negative rates scenarios are allowed until plausible levels according to the observed volatility.
Likewise, MtM sensitivity to parallel interest rates shocks is monitored in isolation for the structural balance sheet assets accounted at fair value, including fixed-income portfolios and derivatives. Furthermore, credit spread sensitivities are also estimated by comparing the MtM of the baseline scenario with the MtM recalculated after applying a consistent shock to the credit spreads of the discount rates curve of each security (market spread).
These metrics are complemented by the sensitivity on earnings, which adds the impact of a parallel and instantaneous interest rate shock, on the net interest income and on the future market value of the instruments of the Banking Book accounted at fair value, at the end of the projection horizon, generally 12 months.
The probabilistic measures are the main monitoring metrics, and they are included in the Risk Appetite by type of risk metrics. These measures complete the sensitivity analysis metrics as they consider additional effects like changes on the slope and shape of the curve or the basis among interest rate yield curves (“risk free”), as well as ramp shocks (gradual) of interest rates and credit spread shocks. The simulation methodology is based on an analysis of the major IRs components, on the basis of which different scenarios are generated for each currency with a specific probability of occurrence, calculating then the impact in terms of value and earnings for each scenario.
The IRRBB probabilistic metrics are composed by the Economic Capital (EC), and the Earnings at risk (EaR), and they estimate the maximum negative impact for a given horizon and confidence level, on the Economic Value and the projected Earnings, respectively.
Additionally, the Economic Capital for credit spread risk, quantifies the maximum negative variation in the MtM of the fixed income portfolios, accounted at fair value, that would arise due to credit spread shocks, with a given confidence level, and time horizon.
The periodicity of the calculation of the main risk measures is monthly, except for the contribution of the fair value instruments which is monitored on a weekly basis.
These measures are complemented with the periodical calculation of other scenarios that complete the analysis of the entity risk, such as, changes of the slope/curvature, gradual shifts (ramps), individual shifts by tenor, individual shocks by curve (basis), or changes in model assumptions.
In addition to the analysis under normal conditions, stress tests are regularly run to assess the level of exposure to interest rate risk under stress scenarios of market variables. The stress scenarios are simulated based on historical information, and consider directional movements, changes in the slope, curvature and basis of the yield curves according to market stress conditions. These scenarios are evaluated from the two risk perspectives, economic value and net interest income.
The stress exercise is completed with a reverse stress test whose objective is to identify those scenarios capable of producing a certain impact within a set range of values.
Likewise, the stress scenarios of the market variables are complemented with stress tests to the main assumptions of the model.
Finally, the analysis of IRRBB scenarios under the ICAAP (Internal Capacity Adequacy Assessment Process) and GRM Stress Program processes are carried out, which assess, on a regular basis, global stress situations under a comprehensive view for the set of financial risks.
4.4.1.3.Key assumptions of the model
In order to measure structural interest rate risk, the setting of assumptions on the evolution and behaviour of certain balance sheet items is particularly relevant, especially those related to products without an explicit or contractual maturity which characteristics are not established in their contractual terms and must be therefore estimated
The assumptions that characterize these balance sheet items must be understandable for the areas and bodies involved in risk management and control and remain duly updated, justified and documented. The modelling of

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these assumptions must be conceptually reasonable and consistent with the evidence based on historical experience, reviewed at least once a year and, if any, the behaviour of the customers induced by the business areas. These assumptions are regularly subject to a sensitivity analysis to assess and understand the impact of the modelling on the risk metrics.
In view of the heterogeneity of the financial markets, customers and products in the multiple jurisdictions, each one of the entities of the Group is responsible for determining the behaviour assumptions to be applied to the balance sheet items, always under the guidelines and the applicability of the corporate models existing in the Group.
To calculate IRRBB measures, internal models are used to set the behavioural assumptions. The key modelling assumptions applied are:
Treatment of balance sheet items without a contractual maturity date:
•Non-maturity Deposits (NMDs)
The NMDs internal model distinguishes between volatile, semi stable and stable deposits.
The volatile portion of NMDs is stripped out using the moving average of the historical series, which is shifted down according to the volatility of the error of the regression. The volatile part of deposits is assumed that matures at short term (<1 Month).
The semi-stable amount corresponds to the part of the trend balance that is not yet consolidated, either because it is a recently formed balance, or because it has a behavior linked to external factors (non-transactional amounts excess, competition, investment alternatives, etc). Thus, it is considered that it is exposed to a greater probability of exit and that it may be influenced by the management measures applied, so that it is assigned a gradual run-off in the medium term and normally linked to the movement of market factors.
Meanwhile, the stable amount of deposits is run off to long term following a decay distribution estimated according to the conditional probabilities of maturity during the life of the product. Besides, based on the observed data and applying a conservatism criterion, a maximum life of 22 years is assumed, preventing the maturing cash flows to extend beyond that time.
The following table shows the average maturities obtained by the NMDs internal model:

Table 60. Average Maturities for NMDs (Years. 12-31-2023)

	Core deposits	Full amount of deposits
Retail transactional	6.45	3.14
Retail non-transactional	5.15	3.31
Wholesale	5.34	1.99

Furthermore, the model also estimates the evolution of the mix of customer deposits, considering the potential migration between different types of deposits (demand / time deposits) under different interest rates scenarios. The potential asymmetry between the behaviour of balance stability in interest rate increase and decrease scenarios is considered in the analysis.
Finally, for those deposits with administered rates, the model estimates the translation dynamic of interest rates shocks to these accounts’ remuneration, based on the analysis of its relationship with the evolution of market interest rates. For retail accounts a general floor is set at 0% assuming that in negative interest rate environments retail customer rate will never be negative.
•Revolving Credit cards
They mature gradually according to the monthly expected average repayment rate.
Expectations about the exercise of interest rate options (explicit and implicit), both purchased or sold, under different interest rate scenarios:
•Loans subject to prepayment risk
The balance is segmented into several categories based on the characteristics of the loan and/or the client (that is, loan rate, original face amount, original maturity, scoring. etc.)
The “prepayment” behaviour, understood as all extraordinary payments over those established in the regular payment schedule and that therefore changes the contractual payment scheme, is then analysed in order to be modelled. The model captures total and partial prepayments, if relevant.
The potential link with the interest rates evolution is also examined, and incorporated in the model when the incentive of the client to pre-cancel determines the prepayment speed. In this case, the model adjusts the prepayment rates applied in each interest rate scenario.
•Customer deposits with early redemption optionality
An early cancellation assumption is established for those deposits with a redemption option before maturity. The cancellation rate is based on the economic incentive of the client, and linked to the level of market interest rates, if applicable.
•Treatment of Non performing exposures (NPEs)
The amount of NPEs, net of provisions, is considered interest rate sensitive, while the provisioned amount is considered non-earning, consistently with the treatment of the allowances in the liability side. A maturity ladder is assigned to the expected recovery flows of the NPEs. The

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future cash flows distribution is estimated according to the internal Loss Given Default recovery model.
The governance of structural interest rate risk models is subject to internal model risk regulation, under the scope of GRM-Analytics. In this way, they must be properly inventoried and catalogued and comply with the requirements for their development, updating and management of the changes included in the internal procedures. Likewise, they are subject to the corresponding internal validations and monitoring requirements established based on their relevance, as well as back-testing procedures against experience to confirm the validity of the assumptions applied.
4.4.1.4.Evolution of IRRBB and CSRBB
In 2023, the first quarters were characterized by the persistent inflation at high levels, which together with the growth indicators strength, served as reason for both the ECB and the Fed to consolidate their hawkish messages of high interest rates for a longer time. This positioning from monetary authorities contributed the sovereign curves to certain rises. However, in the last quarter of the year, the cooling inflation and expectations moving toward the central banks’ objective, together with macroeconomic indicators weakening has made the market think that the hiking cycle in over in Europe and the US and led the market to expect rate cuts in the first half of 2024. This has triggered sovereign yields falls that contributed to the positive evolution of most of the debt portfolios in the Group. On the other hand, the peripheral curves spreads have been well supported during the year.
The European Central Bank continued increasing the reference rates in 2023 to fight inflation. Thus, at the end of 2023 the benchmark interest rate was set at 4.5%, the deposit facility rate at 4.0% and the marginal lending facility rate at 4.75%, all of them 200 basis points above their levels as of December 2022.On the other hand, the ECB left rates unchanged in the last quarter of the year. The market expects there to be a first rate drop in the first half of 2024 and, in this environment, the Euribor 6 and 12 month reference rates fell in the fourth quarter of 2023, starting to reflect these expectations, while shorter term benchmark rates remained broadly stable. All in all, the customer spread benefited in 2023 from asset repricing and the containment in the cost of deposits, yet at a slower pace during the last quarter of the year.
Regarding Mexico, the Central Bank increased the monetary policy rate to 11.25%, 75 basis points ahead of its 2022 closing level, while stable since March. Regarding customer spread, there has been an improvement during 2023, favored by both the containment of the cost of deposits and the positive evolution of the loan yield.
In Turkey, the Central Bank started in June a process of monetary policy tightening with sequential interest rates hikes, leaving the official policy rate at 42.5% from the 9% as of December 2022. In terms of customer spread, it has worsened due to the evolution of the deposit costs linked to regulatory requirements, despite the high profitability of loans.
In South America, the monetary policy was restrictive along 2023 but interest rates cuts cycle has started in the three main geographies in which the Group operates. In Peru, the interest rate was set at 6.75% as of December 2023, 75 basis points below its 2022 closing level, with an additional cut of 25 basis points in January 2024. The customer spread in Peru had a positive performance in the year due to the positive evolution of loan performance and the containment of deposit costs. In Colombia, after not changing the monetary policy since April 2023, in December 2023 the central bank cut rates by 25 basis points, leaving the official rate at 13.00%. Thus, customer spread in Colombia began an improvement trend in the second quarter of the year which remained stable throughout the year. In Argentina, after the primary elections in August, a significant rate hike of 2,100 basis points was implemented reaching 118% and kept increasing to 133%, while it was reduced to 100% after the last central bank meeting in December.
The BBVA Group, at an aggregate level, continues to maintain a moderate risk profile, in accordance with the established objective, showing a favourable position of net interest income to a rise in interest rates. Effective management of the balance sheet structural risk enabled the Group to mitigate the negative impact of the low interest rates in previous exercises, as well as to take advantage of the change in trend and benefit from the significant increases in 2022 and 2023, which is reflected in the strength and recurrence of the net interest income. By area, the main features are::
–Spain has a balance sheet characterized by a lending portfolio with high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedge for the balance sheet, mitigating its sensitivity to interest rate fluctuations. In an environment of high rates, currently close to their market-predicted terminal rates, the interest rate risk profile of the balance sheet has been reduced during the year.
–Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. In terms of assets that are most sensitive to interest rate changes, the commercial portfolio stood out, while consumer loans and mortgages are mostly at a fixed rate. With regard to customer funds, the high proportion of non-interest bearing deposits, which are insensitive to interest rate movements, should be highlighted.

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The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited maturities.
–In Turkey, the sensitivity of deposits is offset by the ALCO portfolio and loans (fixed rate and relatively short-term). The sensitivity of the net interest income remains very limited thanks to the different efforts carried out by the Bank.
–In South America, the interest rate risk profile remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with limited net interest income sensitivity. In addition, the balance sheets with several currencies, interest rate risk is managed for each of the currencies, showing a very low level of exposure.
The table below shows the profile of average structural interest rate risk and credit spread risk of fixed income portfolio in the banking book classified as HtC&S in terms of sensitivities of the main currencies for the BBVA Group in 2023:

Table 61. Sensitivity to interest-rate and credit spread analysis (12-31-2023)

	Interest rate				Credit spread
	Impact on net interest income (1)		Impact on economic value (2)		Impact on economic value (2)
	100 basis-point increase	100 basis-point decrease (3)	100 basis-point increase	100 basis-point decrease	100 basis-point increase
EUR	[0,5% , 1,5%]	[-1,5% , -0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-1,5% , -0,5%]
MXN	[0,5% , 1,5%]	[-1,5% , -0,5%]	[-1,5% , -0,5%]	[0,5% , 1,5%]	[-0,5% , 0,5%]
USD	[0,5% , 1,5%]	[-1,5% , -0,5%]	[0,5% , 1,5%]	[-1,5% , -0,5%]	[-0,5% , 0,5%]
TRY	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]
Other	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]
BBVA Group	[1,5% , 3,5%]	[-3,5% , -1,5%]	[-1,5% , -0,5%]	[0,5% , 1,5%]	[-1,5% , -0,5%]
(1) Percentage of "12 months" net interest income for the BBVA Group. (2) Percentage of CET1 (Fully Loaded) for BBVA Group.
The key modelling and parametric assumptions used for internal calculations are the same as those used for the prescribed for the SOT regulatory IRRBB metrics (as explained in the following section), except for the following settings:
•Multiple risk free discount curves are used in order to capture basis risk, instead of one single curve as for the SOT calculations.
•Floors applied to negative rates in the internal risk scenarios are different from the one prescribed for EBA SOT scenarios.
•Cross-currency aggregation methods, based on historical correlation among currencies, are used.

4.4.1.5.IRRBB SOT regulatory metrics
In the context of the SREP, CRD IV provides for a review and evaluation of the IRRBB. The main instrument of this assessment is the Supervisory Outlier Test (SOT), which assesses the impact on Economic Value of Equity (EVE) and Net Interest Margin risks (NII) of the banking book under different interest rate variation scenarios. This exercise allows comparability between entities.
As described above, the structural interest rate risk in the banking book (IRRBB) is part of the entity’s risk management framework and is included in the internal capital self-assessment process as part of Pillar 2.
The table below shows the changes in the economic value of equity (EVE) and in net interest income (NII) shown as % over Tier 1 Fully Loaded:

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Table 62. EU IRRBB1 - Interest rate risk in the banking book

	∆ EVE	∆ EVE	∆ NII	∆ NII
Currency	12-31-2023	6-30-2023	12-31-2023	6-30-2023
Parallel up	(6.14)%	(2.98)%	0.60%	0.97%
Parallel down	1.16%	(0.68)%	(2.46)%	(2.78)%
Steepener	1.44%	1.29%
Flattener	(4.53)%	(3.65)%
Short rates up	(5.66)%	(4.01)%
Short rates down	2.69%	1.72%
The SOT regulatory metrics have been calculated as described in the guidelines.
IRRBB measures cover the four principal material currencies (EUR, USD, MXN and TRY) up to a cumulative percentage of the banking book above 90%.
Reported changes of the economic value of equity (EVE) are calculated as follows:
•Changes in EVE under the six supervisory interest rate shock scenarios
•The supervisory maturity-dependent post-shock interest rate updated floor (-1.5%) has been applied for each currency
•Changes in EVE are expressed as a percentage of BBVA's Tier 1 fully loaded at the reporting date
•Aggregate EVE change for each interest rate shock scenario has been calculated by adding together any negative and positive changes to EVE occurring in each currency. Positive changes have been weighted by a factor of 50%.
•Run-off balance sheet assumption: existing positions mature and are not replaced
•Own equity has been excluded from the computation of the exposure level
•Commercial margins are included in the interest cash flows
•Cash flows have been discounted using one only risk-free rate yield curve
Reported changes of the net interest income (NII) are calculated as follows:
•Changes in projected NII over a forward-looking rolling 12-month period under the two parallel supervisory interest rate shock scenario out of the six supervisory shock scenarios for EVE
•The supervisory maturity-dependent post-shock interest rate updated floor (-1.5%) has been applied for each currency
•Instantaneous shocks are applied
•Changes in NII are expressed as a percentage of BBVA Tier 1 fully loaded as of the date of the report
•Aggregate NII change for each interest rate shock scenario has been calculated by adding together any negative and positive changes to NII occurring in each currency. Positive changes have been weighted by a factor of 50%.
•Constant balance sheet assumption
•New exposures are repriced considering the margin of new productions at the reporting date.
•Commercial margins are included in the interest cash flows
•Fees and commissions attributable for interest rate changes are not included
SOT metrics significance and evolution
SOT IRRBB metrics at Group level maintain a medium-low risk level, maintaining the negative exposure to parallel down scenario for the NII approach, while in the case of the EVE, the worst scenario among the 6 prescriptive scenarios becomes the scenario of parallel up scenario.
From both perspectives, the most significant impacts in the worst-case scenario come mainly from the local currency balance sheet of BBVA Mexico, because larger shocks are applied in the prescriptive scenarios, and from the euro balance sheet of BBVA S.A.. In addition, the dollar balance sheet of both entities contributes negatively to the impacts on NII in the parallel down scenario.
When compared to June-23 results, risk remains at moderate levels. From the EVE point of view, a higher impact is observed in the most damaging scenario, mainly due to the growth in fixed-rate mortgages and fixed-income portfolio at BBVA SA, as well as the purchases of Fixed-Income Portfolio and the shorter duration of Demand Deposits at BBVA Mexico.
From NII's perspective, there is an improvement, mainly in BBVA S.A., as a consequence of the earlier migration to term deposits (more sensitive) compared to June, and the greater anchoring of asset rates due to the increase in the investment portfolio at fixed rate.

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4.4.2.Structural exchange rate risk
Structural exchange rate risk, is defined as the possibility of impacts on solvency, equity value and results driven by fluctuations in the exchange rates due to exposures in foreign currencies.
Structural exchange rate risk is inherent to the business of international banking groups, such as BBVA, that develop their activities in different geographies and currencies. At a consolidated level, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint management of permanent foreign currency exposures, taking diversification into account.
The purpose of structural exchange rate risk management is protecting solvency by limiting volatility of the consolidated CET1 ratio and income to consolidate denominated in a currency other the euro in the Group, as well as to limit the capital requirements under exchange rate fluctuations to which the Group is exposed due to its international diversification. The ALM Global corporate unit, through the ALCO, is responsible for the management of this risk all through an active hedging policy, deliberately taken for each objective, and fully aligned with the management strategy.
At the corporate level, the risk monitoring metrics included in the limits framework are aligned with the Risk Appetite Framework, and are targeted to control the effects on the solvency through the economic capital metric and the fluctuations in the Common Equity Tier I fully loaded (CET1 fully loaded) consolidated ratio, as well as the maximum deviation in the Group's attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in exchange rates and their correlations. These metrics are supplemented with additional assessment indicators.
The suitability of these risk assessment metrics is reviewed on a regular basis through backtesting exercises. The final element of structural exchange-rate risk control is the stress and scenario analysis aimed to assess the vulnerabilities of foreign currency structural exposure not contemplated by the risk metrics and to serve as an additional tool when making management decisions. The scenarios are based both on historical situations simulated by the risk model and on the risk scenarios provided by BBVA Research.
The purpose of the exchange rate risk management of BBVA's long term investments, which arises mainly from its foreign franchises, is to preserve the capital ratios of the Group and to maintain the stability of the profits. The year 2023 was characterized by the recovery of the euro against the dollar (+3.5%), after the losses accumulated during the previous year. Among the emerging currencies, the Mexican peso appreciated strongly (11.4% against the euro) for the second year in a row, helped by the country's increasingly solid fundamentals. The lira was again penalized in 2023 (-38.9%), reflecting the imbalances in the Turkish economy. However, this year, economic policy is experiencing a gradual correction of the current macroeconomic imbalances that could have an impact in the coming years. As for the performance of South American currencies, the Colombian peso appreciated strongly against the euro (21.5%), the Peruvian sol weakened slightly (1.1%), while the Chilean peso depreciated by 6.2%. Finally, the Argentine peso experienced the largest depreciation among the area's currencies (-78.9%), affected by the measures implemented by the country's new government.
BBVA maintains management policies for the main investments in emerging countries in respect of, in average terms, between 40% and 50% of the aggregate attributable profit in non-euro currencies expected to be generated by the group in the next twelve months and around 70% of the aggregate excess capital in non-euro currencies. In relation to the CET1 capital ratio, the estimated impact at the end of 2023 of a 10% depreciation in the relevant currency was as follows: Mexican peso (-9 basis points); Turkish lira (-4 basis points) and U.S. dollar (+17 basis points).
The evolution of the structural exchange risk requirements in 2023 is in section 4.3.3. of this Report.
For the years 2023 and 2022, the estimated sensitivities (in absolute terms) of the result attributable to the parent company are shown below, taking into account the coverage, against depreciations and appreciations of 1% of the average rate in the main currencies. To the extent that hedging positions are periodically modulated, the sensitivity estimate attempts to reflect an average (or effective) sensitivity in the year:

Table 63. Sensitivity to 1% change (Million euros)

Currency	2023	2022
Mexican peso	25.8	19.1
Turkish lira	4.4	3.5
Peruvian sol	0.9	0.7
Chilean peso	0.2	0.4
Colombian peso	1.0	0.9
Argentine peso	1.3	1.9
US Dollar	—	—
4.4.3.Structural equity risk
Equity risk in the banking book refers to the possibility of suffering losses in the value of positions in shares and other equity instruments held in the banking book with long or medium term investment horizons due to fluctuations in the value of equity indexes or shares.
BBVA Group's exposure to structural equity risk arises largely from minority shareholdings held on industrial

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and financial companies, and in new business (innovation). This exposure is modulated in some portfolios with positions held on derivative instruments on the same underlying assets, in order to adjust the portfolio sensitivity to potential changes in equity prices.
The structural equity risk management is aimed at increasing the income-generating capacity of those shares held by the Group, limiting the capital requirements for equity risk and narrowing the impact on the solvency level through a proactive management of the portfolio using hedges. The function of managing the main structural equity portfolios is a responsibility of the specialized units of the corporate areas of Global ALM, Strategy & M&A and Client Solutions (Banking for Growth Companies). Their activity is subject to the corporate structural equity risk management policy, complying with the defined management principles and Risk Appetite Framework.
The structural equity risk metrics, designed by GRM according to the corporate model, contribute to the effective monitoring of the risk by estimating the sensitivity and the capital necessary to cover the possible unexpected losses due to changes in the value of the shareholdings in the Group's investment portfolio, with a level of confidence that corresponds to the objective rating of the entity, taking into account the liquidity of the positions and the statistical behavior of the assets to be considered
In order to analyze the risk profile in depth, stress tests and scenario analysis of sensitivity to different simulated scenarios are carried out. They are based on both past crisis situations and forecasts made by BBVA Research. These analyses are carried out regularly to assess the vulnerabilities of structural equity exposure not contemplated by the risk metrics and to serve as an additional tool when making management decisions.
Backtesting is carried out on a regular basis on the risk measurement model used. Equity markets in Europe and the United States posted significant gains in 2023 due to higher economic growth than expected at the beginning of the year and falling inflation, leading a process of gradual relaxation of monetary conditions approximately towards mid-2024. In Europe, the banking sector was one of the best performers, managing to surpass pre-pandemic levels. The Spanish stock market outperformed both European stock market indices and the local indices of the main European countries. Finally, Telefónica, where the Group maintains a stake as equity in the banking book, rose slightly less than the indices but significantly more than the European telecommunications sector.
Structural equity risk, measured in terms of economic capital, has raised during the last year due to the higher exposure taken. The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio amounted to €-24 million as of December 31, 2023, same as of December 31, 2022. This estimation takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury Area portfolios) and the net delta-equivalent positions in derivatives on the same underlyings.
4.4.3.1.Classification of equity exposure not included in the trading book
The Group distinguishes between equity exposures in investments in associates, capital instruments classified as financial assets at fair value through other comprehensive income and non-trading financial assets mandatory at fair value through profit or loss.
The investments in associates are the investments in entities over which the Group has a significant influence. It is presumed that there is significant influence when 20% or more of the voting rights of the subsidiary are held, directly or indirectly, unless it can be clearly demonstrated that such influence does not exist. There are certain exceptions to this criterion that do not constitute significant amounts for the Group. These investments in associates are valued using the equity method.
The remaining capital instruments not held for trading are classified as:
The financial assets recorded in the heading “Non-trading financial assets mandatorily at fair value through profit or loss” are derived from a business model which objective is to obtain the contractual cash flows and / or to sell those instruments but its contractual cash flows do not comply with the requirements of the SPPI test.
Financial assets are classified in “Financial assets designated at fair value through profit or loss” only if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from recognizing or measuring such financial assets on different bases.
Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. This category of valuation implies the recognition of the information in the income statement as if it were an instrument valued at amortized cost, while the instrument is valued at fair value in the balance sheet, At the time of initial recognition of specific investments in equity instruments, the BBVA Group may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income.
4.4.3.2.Risk-weighted assets of investments in associates and capital instruments

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A breakdown of the RWAs to investments in associates and capital instruments by accounting portfolio and applicable method as of December 31, 2023 and as of December 31, 2022 is shown below:

Table 64. Breakdown of RWAs, equity investments and capital instruments by applicable approach (Million Euros)

		RWAs
		Internal Models	Simple Method	PD/LGD	Total
12-31-2023	Investments in associates	—	9,222	1,028	10,250
	Financial assets at fair value through other comprehensive income	124	461	1,293	1,878
	Non-trading financial assets mandatorily at fair value through profit or loss	133	1,900	—	2,033
12-31-2022	Investments in associates	—	8,389	1,012	9,401
	Financial assets at fair value through other comprehensive income	239	463	1,238	1,940
	Non-trading financial assets mandatorily at fair value through profit or loss	242	1,515	—	1,757
The table below shows the main variations in RWA of equity credit risk during year 2023:

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Table 65. Variation in RWAs for Equity Risk (Million Euros)

RWA as of December 31, 2022	13,097
Asset size(1)	1,848
Acquisitions and disposals	102
Foreign exchange movements	(353)
Other(2)	(533)
RWA as of December 31, 2023	14,161
(1) Asset size includes changes due to the revaluation of investments and the organic profit generation of Group's insurance companies.
(2) Other includes the effect of the deduction significant holdings value in financial sector entities exceeding the joint limit with DTAs of 17.65% of CET1 (see section 3.2 letter n).
The portfolio mainly includes the Group’s insurance companies, which for regulatory purposes are considered as investments in associates. It also includes stakes in real estate investment companies and equity holdings in other sectors, with a significant stake in Telefónica and Metrovacesa.
During 2023, the most significant movement corresponds to asset size in non-financial companies in which the bank has a relevant participation due to a general rise in their prices. Additionally, there is an increase in the book value of the financial and insurance companies, but this is partially offset by the increase in deductions for exceeding the joint limit with DTAs (this increase in deductions, which means less RWAs, is reflected in the heading Other).
On the acquisitions side, the increase in the stake in Atom Bank for GBP 65 million (approximately 87 million euros) is noteworthy.

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4.5.Liquidity Risk
Liquidity and funding risk is defined as the incapacity of a bank in meeting its payment commitments due to lack of funds or that, to face those commitments, should have to make use of funding under burdensome terms.
4.5.1.Liquidity and Funding strategy and planning
Liquidity and Funding Risk Management main target is to maintain a solid balance sheet structure which allows a sustainable business model.
Liquidity and Funding Risk Management aims, in the short term, to prevent an entity from having difficulties in meeting its payment commitments in due time and form or that, to meet them, it has to resort to obtaining funds in burdensome conditions that deteriorate the image or reputation of the entity.
In the medium term, its objective is to ensure the suitability of the Group's financial structure and its evolution, within the framework of the economic situation, the markets and regulatory changes.
The Group’s liquidity and funding strategy is based on the following pillars:
–The principle of the funding self-sufficiency of its subsidiaries, meaning that each of the Liquidity Management Units ("LMU") must cover its funding needs independently on the markets where it operates. This avoids possible contagion due to a crisis affecting one or more of the Group’s LMU.
–Stable customer deposits as the main source of funding in all the LMU, in accordance with the Group’s business model.
–Diversification of the sources of wholesale funding, in terms of maturity, market, instruments, counterparties and currencies, with recurring access to the markets.
–Compliance with regulatory requirements, ensuring the availability of ample liquidity buffers, of high quality, as well as sufficient instruments as required by regulations with the capacity to absorb losses.
–Compliance with the internal Liquidity Risk and Funding metrics, while adhering to the Risk Appetite level established for each LMU at any time.
This management of structural and liquidity funding is based on the principle of financial self-sufficiency of the entities that comprise it. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability during periods of high risk. This decentralized management prevents possible contagion from a crisis affecting only one or a few Group entities, which must act independently to meet their liquidity requirements in the markets where they operate.
Within this strategy, the BBVA Group is organized into eight LMU composed of the parent company and the bank subsidiaries in each geographical area, plus the branches that depend on them.
In addition, the policy for managing liquidity and funding risk is also based on the model’s robustness and on the planning and integration of risk management into the budgeting process of each LMU, according to the liquidity and funding risk appetite that it decides to assume in its business.
Liquidity and funding planning is part of the strategic processes for the Group’s budgetary and business planning. This objective is to allow a recurrent growth of the banking business with suitable maturities and costs within the established risk tolerance levels by using a wide range of instruments which allow the diversification of the funding sources and the maintenance of a high volume of available liquid assets.
A statement of the level of appropriateness of the liquidity risk management mechanisms is included as part of the Internal Liquidity Adequacy Assessment Process (ILAAP) approved by the Board of Directors in March 2023:
“From the internal assessment carried out, the Board of Directors concluded that the liquidity and funding management model is robust, with a medium-low liquidity and funding risk profile backed by the existing Risk Appetite Framework and the liquidity and funding planning. In the budget horizon, the impact of climate change risk on liquidity and funding is low.
Also, this liquidity and funding management model considers the liquid resources necessary and the ability to generate the additional measures to continue maintaining this profile over the planning horizon and to affront unexpected situations of tension.
The assessment reveals that BBVA Group entities maintain a robust funding structure and effective governance that enables the planning and management of liquidity and funding to be adapted to adverse situations.
All the processes described are subject to the BBVA Group internal control model, based on an organizational structure involving the 3 lines of defense that uses solid corporate methodologies and tools. The risks identified in these processes are sufficiently mitigated by controls that have been tested during the year and that have worked correctly.”

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4.5.2.Governance and monitoring and mitigation measures
The responsibility for liquidity and funding management in the development of normal business activity lies with the Finance area as a first line of defense in managing the risks inherent to this activity, in accordance with the principles established by the EBA and in line with the most demanding standards, policies, procedures and controls in the framework established by the governing bodies. Finance, through the Balance-Sheet Management area, plans and executes the funding of the structural long-term gap of each LMU and proposes to the Assets and Liabilities Committee (ALCO) the actions to be taken on this matter, in accordance with the policies established by the Risk Committee in line with the metrics of the Risk Appetite Framework approved by the Board of Directors.
Finance is also responsible for preparing the regulatory reporting of liquidity, coordinating with the responsible areas in each LGU the necessary processes to cover the requirements at corporate and regulatory level, ensuring the integrity of the information provided.
GRM is responsible for ensuring that the liquidity and financing risk in the Group is managed in accordance with the framework established by governing bodies. It also deals with the identification, measurement, monitoring and control of such risks and their communication to the relevant corporate bodies. In order to carry out this task properly, the Risk function in the Group has been configured as a single, global function, independent of the management areas.
Additionally, the Group has, in its second line of defense, an Internal Risk Control unit, which performs an independent review of the control of Liquidity and Funding Risk, and a Financial Internal Control Unit that reviews the design and effectiveness of the controls operations on liquidity management and reporting.
As the third line of defense of the Group's internal control model, Internal Audit is in charge of reviewing specific controls and processes in accordance with a work plan that is drawn up annually.
The Group’s fundamental objectives regarding the liquidity and funding risk are determined through the Liquidity Coverage Ratio (LCR) and through the Loan-to-Stable Customer Deposits (LtSCD) ratio.
The LCR ratio is a regulatory metric that aims to guarantee the resilience of entities in a scenario of liquidity tension within a time horizon of 30 days. Within its risk appetite framework and system of limits and alerts, BBVA has established a required LCR compliance level for the entire Group and for each individual LMU. The internal levels required are aimed at efficiently meeting the regulatory requirement, at a level above 100% as a mitigation measure.
The LtSCD ratio measures the relationship between net lending and stable customer funds. The aim is to preserve a stable funding structure in the medium term for each of the LMU which make up the BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile. In geographical areas with dual-currency balances, the indicator is also controlled by currency to manage the mismatches that might occur.
Stable customer funds are considered to be the financing obtained and managed from the LMU among their target customers. Those funds are characterized by their low sensitivity to market changes and by their less volatile behavior at aggregated level per operation due to the loyalty of the customer to the entity. The stable resources are calculated by applying to each identified customer segment a haircut determined by the analysis of the stability if the balances by which different aspects are evaluated (concentration, stability, level of loyalty). The main source of stable resources arises from wholesale funding and retail customer funds.
In order to establish the target (maximum) levels of LtSCD in each LMU and provide an optimal funding structure reference in terms of risk appetite, the corporate Structural Risks unit of GRM identifies and assesses the economic and financial variables that condition the funding structures in the different geographical areas.
Additionally, liquidity and funding risk management aims to achieve a proper diversification of the funding structure, avoiding excessive dependence on short-term funding by establishing a maximum level for the short-term funds raised, including both wholesale financing and the least stable proportion of customer funds In relation to long-term financing, the maturity profile does not present significant concentrations, which makes it possible to adapt the schedule of the planned issuance plan to the best financial conditions in the markets. Lastly, concentration risk is monitored at LMU level, with the aim of ensuring a correct diversification of both the counterparty and type of instrument.
One of the fundamental metrics within the general management framework of the liquidity and funding risk is the maintenance of a liquidity buffer consisting of high quality assets free of charges which can be sold or offered as collateral to obtain funding, either under normal market conditions or in stress situations.
The Finance area is responsible for the collateral management and determining the liquidity buffer within the BBVA Group. According to the principle of auto-sufficiency of the Group's subsidiaries, each LMU is responsible for maintaining a buffer of liquid assets which complies with the regulatory requirements applicable under each jurisdiction. In addition, the

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liquidity buffer of each LMU must be aligned with the liquidity and funding risk tolerance as well as the management limits set and approved for each case.
In this context, the short-term resistance of the liquidity risk profile is promoted, to ensure that each LMU has sufficient collateral to deal with the risk of the closing of wholesale markets. Basic capacity is the internal metric for the management and control of short-term liquidity risk, which is defined as the relationship between the explicit assets available and the maturities of wholesale liabilities and volatile resources, at different time periods up to one year, with special relevance at 30 and 90 days, with the objective of preserving the survival period above 3 months with the available buffer, without considering the balance inflows.
As a fundamental element of the liquidity and financing risk monitoring scheme, stress tests are carried out. They enable to anticipate deviations from the liquidity targets and the limits set in the appetite, and to establish tolerance ranges in the different management areas. They also play a major role in the design of the Liquidity Contingency Plan and the definition of specific measures to be adopted to rectify the risk profile if necessary.
For each scenario, it is checked whether BBVA has a sufficient stock of liquid assets to guarantee its capacity to meet the liquidity commitments/outflows in the different periods analyzed. The analysis considers four scenarios: one central and three crisis-related (systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the entity’s clients; and a mixed scenario, as a combination of the two aforementioned scenarios). Each scenario considers the following factors: existing market liquidity, customer behavior and sources of funding, the impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the development of BBVA's credit quality.
The stress tests conducted on a regular basis by GRM reveal that BBVA maintains a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario resulting from the combination of a systemic crisis and an unexpected internal crisis, during a period of longer than 3 months in general for the different LMU (including Turkey closing the year above 6 months), including in the scenario of a significant downgrade of the Bank’s rating by up to three notches.
Together with the results of the stress tests and the risk metrics, the early warning indicators play an important role within the corporate model and the Liquidity Contingency Plan. They are mainly indicators of the funding structure, in relation to asset encumbrance, counterparty concentration, flights of customer deposits, unexpected use of credit facilities, and of the market, which help anticipate possible risks and capture market expectations.
Finance is the area responsible for the elaboration, monitoring, execution and update of the liquidity and funding plan and of the market access strategy to guarantee and improve the stability and diversification of the wholesale funding sources.
In order to implement and establish management in an anticipated manner, limits are set on an annual basis for the main management metrics that form part of the budgeting process for the liquidity and funding plan. This framework of limits contributes to the planning of the joint future performance of:
–The loan book, considering the types of assets and their degree of liquidity, as well as their validity as collateral in collateralized funding.
–Stable customer funds, based on the application of a methodology for establishing which segments and customer balances are considered to be stable or volatile funds based on the principle of sustainability and recurrence of these funds.
–Projection of the credit gap, in order to require a degree of self-funding that is defined in terms of the difference between the loan-book and stable customer funds.
–Incorporating the planning of securities portfolios into the banking book, which include both fixed-interest and equity securities, and are classified as financial assets at fair value through other comprehensive income and at amortized cost, and additionally on trading portfolios.
–The structural gap projection, as a result of assessing the funding needs generated both from the credit gap and by the securities portfolio in the banking book, together with the rest of on-balance-sheet wholesale funding needs, excluding trading portfolios. This gap therefore needs to be funded with customer funds that are not considered stable or on wholesale markets.
As a result of these funding needs, the BBVA Group plans the target wholesale funding structure according to the tolerance set in each LMU target.
Thus, once the structural gap has been identified and after resorting to wholesale markets, the amount and composition of wholesale structural funding is established in subsequent years, in order to maintain a diversified funding mix and guarantee that there is not a high reliance on short-term funding (short-term wholesale funding plus volatile customer funds).

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In practice, the execution of the principles of planning and self-funding at the different LMU results in the Group’s main source of funding being customer deposits, which consist mainly of demand deposits, savings deposits and time deposits.
As sources of funding, customer deposits are complemented by access to the interbank market and the domestic and international capital markets in order to address additional liquidity requirements, implementing domestic and international programs for the issuance of commercial paper and medium and long-term debt.
The process of analysis and assessment of the liquidity and funding situation and of the inherent risks is a process carried out on an ongoing basis in the BBVA Group, with the participation of all the Group areas involved in liquidity and funding risk management. This process is carried out at both local and corporate level. It is incorporated into the decision- making process for liquidity and funding management, with integration between the risk appetite strategy and establishment and the planning process, the funding plan and the limits scheme.
4.5.3.Liquidity and funding performance
The BBVA Group maintains a dynamic funding structure with a predominantly retail nature, where customer resources represent the main source of funding.
During 2023, in an environment of lower liquidity in the systems as a result of the actions of the central banks, particularly with the repayment of an important part of the TLTRO program in Europe, liquidity conditions have remained comfortable in all the countries where the BBVA Group operates.
The performance of the indicators show that the funding structure remained steady during 2023 and 2022, in the sense that all LMU held self-funding levels with stable customer resources above the requirements.

Table 66. LtSCD by LMU

	2023	2022
Group (average)	99%	96%
BBVA S.A.	100%	98%
BBVA Mexico	102%	98%
Garanti BBVA	78%	83%
Other LMU	104%	96%

With respect to LCR, the Group has maintained a liquidity buffer at both a consolidated and individual level in 2023. As a result, the ratio has remained comfortably above 100%, with the consolidated ratio as of December 31, 2023 standing at 149%.
Although this requirement is only established at a Group level, for banks in the Eurozone, the minimum level required is comfortably exceeded in all subsidiaries. It should be noted that the calculation of the Consolidated LCR does not allow the transfer of liquidity between subsidiaries, so no excess liquidity may be transferred from these entities for the purpose of calculating the consolidated ratio. If the impact of these highly liquid assets was considered, the LCR would be 193%, or 44 basis points above the required level.

Table 67. LCR main LMU

—	2023	2022
Group	149%	159%
BBVA S.A.	178%	186%
BBVA Mexico	192%	199%
Garanti BBVA	212%	185%

One of the key elements in BBVA's Group liquidity and funding management is the targeted maintenance of large high quality liquidity buffers in all business areas where the group operates.
Each entity maintains a liquidity buffer at the individual level for BBVA, S.A. and for each of its subsidiaries, such as BBVA Mexico, Garanti BBVA and the Latin American subsidiaries.
In this respect, the Group has maintained for the last 12 months an average volume of high quality liquid assets (HQLA) amounting to €130,770 billion, among which, 97% correspond to maximum quality assets (LCR Level 1).
The Net Stable Funding Ratio (NSFR), defined as the result between the amount of stable funding available and the amount of stable funding required, requiring banks to maintain a stable financing profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The NSFR ratio of the BBVA Group, stood at 131% as of December 31, 2023.
The NSFR of BBVA Group and its main LMU at December 31, 2023 and 2022, was the following:

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Table 68. NSFR main LMU

	2023	2022
Group	131%	135%
BBVA S.A.	120%	125%
BBVA Mexico	140%	143%
Garanti BBVA	178%	166%

Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of December 31, 2023 and 2022:

Table 69. Inflows - Contractual maturities (Million Euros. 12-31-2023)

	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	10,353	61,678	—	—	—	—	—	—	—	—	72,031
Deposits in credit entities	—	4,676	393	543	594	602	602	136	24	102	7,672
Deposits in other financial institutions	—	1,288	1,261	1,049	385	649	2,019	965	974	1,291	9,882
Reverse repo, securities borrowing and margin lending	—	42,407	21,683	6,890	3,398	2,596	3,319	3,817	2,133	139	86,382
Loans and advances	—	28,644	30,850	28,239	16,434	19,029	41,267	32,769	45,116	104,086	346,433
Securities' portfolio settlement	—	2,167	6,011	2,633	2,578	11,950	15,266	14,016	29,245	34,558	118,424

Inflows - Contractual maturities (Million Euros. 12-31-2022)

	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	9,227	66,497	—	—	—	—	—	—	—	—	75,724
Deposits in credit entities	—	3,870	319	433	434	468	242	183	6	83	6,040
Deposits in other financial institutions	3	2,199	1,012	746	516	344	971	816	551	830	7,988
Reverse repo, securities borrowing and margin lending	—	31,049	5,743	3,368	1,432	1,127	4,582	1,354	2,400	289	51,343
Loans and advances	99	24,622	32,009	25,622	14,827	16,766	41,049	32,510	43,828	96,201	327,534
Securities' portfolio settlement	1	4,031	4,107	8,200	4,305	4,746	18,417	8,744	23,307	31,480	107,338

Table 70. Outflows - Contractual maturities (Million Euros. 12-31-2023)

	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	1,187	3,889	8,518	4,935	4,225	10,296	7,990	11,175	22,424	74,639
Deposits from financial institutions	2,092	3,669	1,076	715	119	605	795	46	198	695	10,011
Deposits from other financial institutions and international agencies	8,507	5,526	2,806	1,036	834	841	1,033	618	695	638	22,535
Customer deposits	304,096	44,745	16,225	11,855	3,905	5,500	1,753	1,029	758	1,092	390,959
Security pledge funding	—	86,908	30,028	6,107	2,274	1,821	2,630	1,111	2,060	677	133,615
Derivatives, net	—	(21)	(30)	6	(62)	(267)	69	45	(135)	(2,616)	(3,009)

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Outflows - Contractual maturities (Million Euros. 12-31-2022)

	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	1,841	4,434	1,050	3,148	2,017	6,318	9,423	13,282	18,145	59,658
Deposits from financial institutions	2,176	7,885	628	806	56	694	648	211	396	399	13,899
Deposits from other financial institutions and international agencies	7,392	5,760	1,465	464	379	758	700	293	594	727	18,532
Customer deposits	302,667	38,951	18,542	6,776	2,575	2,870	1,476	1,276	798	273	376,203
Security pledge funding	—	51,638	14,543	17,736	866	1,503	8,136	1,524	3,493	575	100,013
Derivatives, net	—	(253)	24	(1,010)	(23)	175	40	(153)	(466)	(3,717)	(5,383)
With regard to the financing structure, the loan portfolio is mostly financed by retail deposits. The “demand” maturity bucket mainly contains the retail customer sight accounts whose behavior historically showed a high level of stability and little concentration. According to a behavior analysis which is done every year in every entity, this type of account is considered to be stable and for liquidity risk purposes receive a better treatment.
The most relevant aspects related to the main geographical areas are the following:
–BBVA, S.A. has maintained a strong position with a large high-quality liquidity buffer, having repaid almost the entire TLTRO III program. During 2023, commercial activity has provided liquidity to the balance sheet mainly due to the good evolution of customer deposits in the last quarter of the year, with growth greater than that of lending activity. This performance is partially by the end of year seasonal component. On the other hand, in December 2022 the Bank started the repayment of the TLTRO III program for an amount of €12 billion, plus an additional repayment of €12 billion between February and March 2023 and another one of €11 billion in June 2023, which together represent more than the 90% of the original amount, maintaining at all times the regulatory liquidity metrics well above the established minimums.
–BBVA Mexico shows a solid liquidity situation, which has contributed to an efficient management of the cost of funds in an environment of rising interest rates. During the year, however, commercial activity has drained liquidity due to a sustained loan growth that has been greater than the fund growth. However, the change in the trend of the evolution of deposits stands out, which had kept a negative performance during the year due to transfers to off-balance sheet funds and which in the last quarter of the year show a significant increase mainly thanks to the seasonal inflows at the end of the year,
–In Turkey, during 2023, the lending gap in local currency has been reduced, due to a greater growth in deposits than in loans, while the lending gap in foreign currency has increased due to higher reductions in deposits. Garanti BBVA continues to maintain a stable liquidity position with comfortable ratios. On the other hand, the Central Bank of Turkey has promoted a gradual change of FX protected scheme to standard deposits in Turkish lira, specially in the second half of the year, as an additional step on dedollarization process of the economy.
–In South America, the liquidity situation remains adequate throughout the region. In Argentina, liquidity in the system continues to increase, as well as in BBVA due to a higher growth in deposits than in loans in local currency and no significant variations in foreign currency. In BBVA Colombia, the credit gap declined due to a higher volume of deposits together with a slowdown in lending growth. BBVA Peru maintains solid liquidity levels, showing a reduction in the credit gap throughout the year thanks to a growth in deposits higher than in lending activity, affected by the expiration of loans covered by COVID-19 programs.
The main wholesale financing transactions carried out by the BBVA Group during 2023 are listed below:

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Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date
BBVA, S.A.	Senior non-preferred	Jan-23	1,000	EUR	4.625%	Jan-30	Jan-31
	Covered bonds	Jan-23	1,500	EUR	3.125%	—	Jul-27
	Senior preferred	May-23	1,000	EUR	4.125%	May-25	May-26
	Tier 2	Jun-23	750	EUR	5.750%	Jun-Sep 28	Sep-33
	AT1	Jun-23	1,000	EUR	8.375%	Dec-28	Perpetual
	Tier 2	Aug-23	300	GBP	8.250%	Aug-Nov 28	Nov-33
	AT1	Sep-23	1,000	USD	9.375%	Sep-29	Perpetual
	Tier 2	Nov-23	750	USD	7.883%	Nov-33	Nov-34
BBVA in Mexico	Senior (Tranche 1) - Green bond	Feb-23	8,689	MXN	TIIE day 1 + 32 basis points	—	Feb-27
	Senior (Tranche 2)	Feb-23	6,131	MXN	9.540%	—	Feb-30
	Tier 2	Jun-23	1,000	USD	8.450%	Jun-33	Jun-38
	Senior (Tranche 1)	Nov-23	9,900	MXN	TIIE day 1 + 32 basis points	—	Apr-27
	Senior (Tranche 2)	Nov-23	3,600	MXN	10.240%	—	Nov-30
Additionally, in June 2023, BBVA, S.A. completed a securitization of a portfolio of car loans for an amount of €804m.
In January 2024, BBVA, S.A. has carried out a public senior bond issue for €1,250m with a maturity of 10 years and a coupon of 3,875%. Moreover, BBVA, S.A. has announced its irrevocable decision to amortize an issue of Tier 2 subordinated bonds issued in February 2019, for an amount of €750m, on February 22, 2024. On the other hand, BBVA Mexico has issued Tier 2 bonds for USD 900m with a maturity of 15 years and early repayment option in 10 years with a coupon of 8,125%.
In Turkey, Garanti BBVA renewed in June a syndicated loan associated to environmental, social and corporate governance (ESG) criteria, consisting of two separate tranches of USD199m and €218.5m, both maturing in one year. In December, Garanti BBVA announced the renovation of the 100% of the maturity of a syndicated loan of USD 259.5m and €142.5m with a maturity of 367 days, also linked to ESG criteria. The total loan cost was SOFR + 3.50% for the tranche in USD and Euribor + 3.25% for the tranche in euros.
BBVA Colombia announced the launch of the first blue bond in Colombia, together with the International Finance Corporation (IFC), for an amount of USD 50m in its first tranche. Later, in October, the second tranche of the operation was disbursed for an amount of USD 67m.
4.5.4.Liquidity and funding prospects
The Group faces 2024 with a comfortable liquidity situation in all the territories it operates in. The funding structure based on stable customer deposits and oriented toward the long term, as well as the proven capacity to access capital markets, allows to comfortably face the moderate volume of maturities expected for the coming quarters.
The following table is a breakdown of wholesale funding maturities of the most significant units of the Group according to their nature:

Table 71. Maturity of wholesale issuances of Balance Euro by nature (Million Euros)

Type of issuance	2024	2025	2026	After 2026	Total
Senior debt	965	4,706	1,991	3,094	10,756
Non preferred senior debt	2,000	1,905	1,173	4,069	9,147
Mortgage-covered bonds	1,000	2,371	1,000	2,548	6,919
Public-covered bonds	—	—	—	—	—
Preferred shares (1)	1,000	905	1,000	2,810	5,715
Subordinated debt(1)	750	1,176	345	3,541	5,812
Structured financing (2)	6,081	407	492	1,379	8,359
Total	11,796	11,470	6,001	17,441	46,708
(1) Regulatory capital instruments are classified in this table by terms according to their contractual maturity or nearest amortisation option.
(2) Includes Global Markets MTN programme amounts not eligible as MREL, classified according to their earliest repayment option.

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Table 72. Maturity of wholesale issuances of BBVA Mexico by nature (Million Euros)

Type of issuance	2024	2025	2026	After 2026	Total
Senior debt	679	773	1,488	1,780	4,720
Subordinated debt(1)	181	—	—	2,489	2,670
Total	860	773	1,488	4,269	7,390
(1) Regulatory capital instruments are classified in this table by terms according to their contractual maturity or nearest amortisation option.

Table 73. Maturity of wholesale issuances of BBVA Garanti by nature (Million Euros)

Type of issuance	2024	2025	2026	After 2026	Total
Senior debt	151	—	—	20	171
Mortgage-covered bonds	—	—	—	—	—
Subordinated debt(1)	—	—	—	679	679
Securitisations	120	38	11	21	189
Syndicated loans	776	—	—	—	776
Other long term financial instruments	198	112	36	1,500	1,846
Total	1,245	150	47	2,220	3,661
(1) Regulatory capital instruments are classified in this table by terms according to their contractual maturity or nearest amortisation option.

Table 74. Maturity of wholesale issues of South America by nature (Million Euros)

Type of issuance	2024	2025	2026	After 2026	Total
Senior debt	291	150	37	157	635
Subordinated debt(1)	271	367	37	269	943
Total	562	517	74	426	1,578
(1) Regulatory capital instruments are classified in this table by terms according to their contractual maturity or nearest amortisation option.
Going into 2024, one of the main objectives of the Group's funding strategy is maintaining the strength of the financing structure based on the growth of stable customer resources; diversifying the different sources of financing and ensuring the availability of sufficient levels of liquid assets; and optimizing the generation of collateral, for compliance with regulatory ratios, and other internal metrics to monitor liquidity and funding risk, including stress scenarios.
4.5.5.LCR disclosure
A breakdown of the LCR disclosure as of December 31, 2023 is shown below, according to Article 435 of Regulation (EU) No 575/2013. These figures are calculated as simple averages of end-of-month observations from the twelve months preceding each quarter. No transfer of liquidity is assumed between subsidiaries, and therefore no excess liquidity is transferred from the entities abroad to the consolidated figures displayed in the following table:

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Table 75. EU LIQ1: Liquidity Coverage Ratio disclosure (Rounded Million Euros)

	Total unweighted value (average)					Total weighted value (average)
	December	September	June	March	December	December	September	June	March	December
End of the quarter	12-31-2023	9-30-2023	6-30-2023	3-31-2023	12-31-2022	12-31-2023	9-30-2023	6-30-2023	3-31-2023	12-31-2022
Number of data points used in the calculation of averages	12	12	12	12	12	12	12	12	12	12
High-quality liquid assets
Total high-quality liquid assets (HQLA)						102,242	105,540	108,202	109,993	108,648
Cash-outflows
Retail deposits and deposits from small business customers, of which:	252,828	252,407	251,426	248,962	244,274	16,900	16,905	16,980	16,931	16,695
Stable deposits	167,005	167,488	167,053	165,773	163,188	8,350	8,374	8,353	8,289	8,159
Less stable deposits	74,580	74,455	75,129	75,168	74,160	8,550	8,530	8,628	8,643	8,535
Unsecured wholesale funding	128,620	128,102	128,397	128,313	125,126	51,546	52,008	52,256	52,496	50,786
Operational deposits (all counterparties) and deposits in networks of cooperative banks	59,559	59,231	59,561	59,668	59,408	13,582	13,532	13,648	13,738	13,738
Non-operational deposits (all counterparties)	67,596	67,556	67,671	67,458	64,649	36,499	37,161	37,443	37,571	35,979
Unsecured debt(2)	1,465	1,404	1,260	1,282	1,164	1,465	1,404	1,260	1,282	1,164
Secured wholesale funding						5,735	5,123	4,283	3,664	3,174
Additional requirements	87,693	88,749	89,153	88,509	86,584	17,523	19,303	20,043	20,658	20,752
Outflows related to derivative exposures and other collateral requirements(1)	7,149	8,938	9,781	10,600	11,073	7,137	8,926	9,769	10,588	11,073
Outflows related to loss of funding on debt products(2)	125	148	157	183	95	125	148	157	183	95
Credit and liquidity facilities	80,419	79,574	79,119	77,630	75,321	10,261	10,140	10,021	9,791	9,489
Other contractual funding obligations	19,022	18,238	17,363	17,006	16,193	2,573	2,606	2,501	2,677	2,702
Other contingent funding obligations	113,891	109,052	104,936	100,661	95,807	4,438	4,189	3,992	3,853	3,687
Total cash outflows						98,715	100,134	100,055	100,279	97,796
Cash - inflows
Secured lending (e.g. reverse repos)	32,464	30,814	28,130	25,908	25,199	1,917	1,868	1,627	1,549	1,496
Inflows from fully performing exposures	37,314	36,974	36,556	35,929	34,390	24,291	24,304	24,298	24,113	23,280
Other cash inflows	3,570	4,823	5,607	6,314	6,576	3,570	4,823	5,607	6,314	6,576
(Difference between total weighted inflows and total weighted outflows arising from transactions in third countries where there are transfer restrictions or which are denominated in non-convertible currencies)
(Excess inflows from a related specialised credit institutions)
Total cash inflows	73,348	72,611	70,293	68,151	66,165	29,777	30,995	31,532	31,976	31,352
Fully exempt inflows
Inflows subject to 90% cap
Inflows subject to 75% cap	73,348	72,611	70,293	68,151	66,165	29,777	30,995	31,532	31,976	31,352
Total adjusted value
Liquidity buffer						102,242	105,540	108,202	109,993	108,648
Total net cash outflows						68,939	69,138	68,523	68,303	66,443
Liquidity coverage ratio (%)						148.4%	152.6%	158.0%	161.3%	163.7%

Liquidity buffer (including excess liquidity of subsidiaries)						130,770	134,290	138,123	141,259	140,252
Total net cash outflows						68,939	69,138	68,523	68,303	66,443
Liquidity coverage ratio (%)						189.7%	194.2%	201.6%	206.8%	211.1%
(1) Includes the amount of the collateral that the entity would have to provide in case of a credit downgrade, according to CRR Article 439(d).
(2) Restatement of figures prior to December 2023 due to the reclassification of certain issuances

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The BBVA Group's consolidated ratio is mainly determined by the ratio of the three largest units that make up the Group: BBVA SA, BBVA Mexico and Garanti BBVA. In addition, as no transferability of liquidity between the subsidiaries is assumed, no excess liquidity is transferred from the entities abroad to the consolidated metric, so the evolution of the consolidated ratio is closely linked to the evolution of BBVA SA's LCR. Throughout the series shown the table, the LCR has been at high levels, reflecting the Group's comfortable and comfortable liquidity situation.
As regards the numerator of the ratio, one of the key elements in the BBVA Group's management of liquidity and funding is the maintenance of large high-quality liquidity buffers in all geographic areas. In the last 12 months, the Group maintained an average volume of high quality liquid assets (HQLA) of €102.2 billion (€130.8 billion if we consider the excess liquidity of all the banks abroad), of which 97% corresponded to top quality assets (level 1).
As regards the composition of the denominator of the LCR, the main source of funding for all the Group's banks is retail deposits, liabilities of a stable nature which therefore produce fewer potential outflows in the LCR ratio. The Group also has sources of wholesale funding that are adequately diversified in terms of maturity, instrument, market, currency and counterparty, oriented toward the long term, which are considered less stable for the purposes of the LCR, generating greater potential outflows.
Regarding the sustainability of wholesale funding as a source of funding, this depends on the degree of diversification. In particular, in order to ensure adequate diversification by counterparties, specific concentration thresholds are set and must be met at all times by each LMU. As of December 31, 2023, except for the positions against central clearing houses and the secured funding operations with several Central Banks, the Group has no counterparties that maintain balances greater than 1,1% of the Group's total liabilities and the weight of the first 10 counterparties per balance represents 5%.
The establishment of an independent control framework for the Euro, USA, Mexico and Turkey LMUs, allows compliance with the Liquidity and Finance corporate requirements on the four main currencies in which the BBVA Group operates: Euro, Dollar, Mexican Peso and Turkish Lira.
With the exception of the dollar, significant currencies at the Group level are fully managed by entities resident in the jurisdictions of each of them, with their funding needs covered in the local markets in which they operate.
For those LMUs operating in dollarised economies (Argentina, Peru, Mexico and Turkey) there are specific regulatory requirements that limit the level of risk of each subsidiary. In addition, the LCR in US dollars in all of them exceeds 100%.
Finally, the Group's exposure to derivatives is limited (see section on counterparty risk exposure). In addition, the LCR of the different LMU’s includes liquidity outflows arising from the need to post additional collateral, the most relevant cases being the deterioration of the entity's credit quality, the excess collateral to be returned to the counterparty, and the impact of an adverse market scenario. For the quantification of additional collateral in case of adverse market scenarios, a Historical Look Back Approach is used in accordance with the EBA RTS (Article 423(3) of the CRR).
4.5.6.Net Stable Funding Ratio
Within its risk appetite framework, BBVA has included the NSFR indicator within the limits scheme for both the Group as a whole and for each individual LMU, aimed at keeping this metric at a comfortable level above 100%.
A table including the main components of NSFR is shown below:

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Table 76. EU LIQ2 - Net Stable Funding Ratio (NSFR) (Rounded Million euros. 12-31-2023)

	Unweighted value by residual maturity				Weighted value
	No Maturity	< 6 months	6 months to <1 year	>= 1 year
Available stable funding (ASF) Items
Capital items and instruments	56,522	—	—	8,775	65,297
Own funds	56,522	—	—	8,182	64,704
Other capital instruments		—	—	593	593
Retail deposits		250,344	5,283	2,011	240,551
Stable deposits		167,868	1,651	746	161,789
Less stable deposits		82,475	3,632	1,266	78,762
Wholesale funding:		283,060	18,728	48,865	122,582
Operational deposits		63,141	—	—	31,570
Other wholesale funding		219,920	18,728	48,865	91,012
Interdependent liabilities		—	—	—	—
Other liabilities:	3,177	21,921	15	11,269	11,276
NSFR derivative liabilities	3,177
All other liabilities and capital instruments not included in the above categories		21,921	15	11,269	11,276
Total available stable funding (ASF)					439,706
Required stable funding (RSF) Items
Total high-quality liquid assets (HQLA)					6,256
Assets encumbered for a residual maturity of one year or more in a cover pool		220	211	5,785	5,283
Deposits held at other financial institutions for operational purposes		140	—	—	70
Performing loans and securities:		165,724	42,743	255,974	270,036
Performing securities financing transactions with financial customers collateralised by Level 1 HQLA subject to 0% haircut		51,394	3,146	4,501	6,319
Performing securities financing transactions with financial customer collateralised by other assets and loans and advances to financial institutions		22,024	3,135	11,304	14,590
Performing loans to non- financial corporate clients, loans to retail and small business customers, and loans to sovereigns, and PSEs, of which:		77,334	29,725	150,376	178,043
With a risk weight of less than or equal to 35% under the Basel II Standardised Approach for credit risk		5,895	2,759	20,069	17,529
Performing residential mortgages, of which:		2,748	2,789	81,223	59,917
With a risk weight of less than or equal to 35% under the Basel II Standardised Approach for credit risk		2,174	2,245	60,757	41,919
Other loans and securities that are not in default and do not qualify as HQLA, including exchange-traded equities and trade finance on-balance sheet products		12,224	3,949	8,570	11,166
Interdependent assets		—	—	—	—
Other assets:	—	26,189	278	41,599	46,332
Physical traded commodities				168	143
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		—	—	1,126	957
NSFR derivative assets		3,097	—	—	3,097
NSFR derivative liabilities before deduction of variation margin posted		9,398	—	—	470
All other assets not included in the above categories		13,694	278	40,305	41,665
Off-balance sheet items		7,412	2,339	135,627	7,966
Total RSF					335,942
Net Stable Funding Ratio (%)					131%

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EU LIQ2 - Net Stable Funding Ratio (NSFR) (Rounded Million euros. 12-31-2022)

	Unweighted value by residual maturity				Weighted value
	No Maturity	< 6 months	6 months to <1 year	>= 1 year
Available stable funding (ASF) Items
Capital items and instruments	51,732	—	—	7,711	59,443
Own funds	51,732	—	—	6,023	57,755
Other capital instruments		—	—	1,688	1,688
Retail deposits		247,403	3,616	1,979	236,427
Stable deposits		169,569	1,047	754	162,839
Less stable deposits		77,834	2,569	1,225	73,588
Wholesale funding:		235,805	10,888	52,247	118,679
Operational deposits		61,793	—	—	30,897
Other wholesale funding		174,012	10,888	52,247	87,783
Interdependent liabilities		—	—	—	—
Other liabilities:	2,023	19,467	2	10,690	10,691
NSFR derivative liabilities	2,023
All other liabilities and capital instruments not included in the above categories		19,467	2	10,690	10,691
Total available stable funding (ASF)					425,240
Required stable funding (RSF) Items
Total high-quality liquid assets (HQLA)					6,153
Assets encumbered for a residual maturity of one year or more in a cover pool		220	217	5,260	4,843
Deposits held at other financial institutions for operational purposes		137	—	—	68
Performing loans and securities:		131,773	36,356	244,616	254,250
Performing securities financing transactions with financial customers collateralised by Level 1 HQLA subject to 0% haircut		33,146	2,021	3,252	5,516
Performing securities financing transactions with financial customer collateralised by other assets and loans and advances to financial institutions		14,951	1,368	9,231	11,171
Performing loans to non- financial corporate clients, loans to retail and small business customers, and loans to sovereigns, and PSEs, of which:		67,379	27,350	143,951	167,772
With a risk weight of less than or equal to 35% under the Basel II Standardised Approach for credit risk		5,680	3,431	21,677	20,379
Performing residential mortgages, of which:		2,902	2,909	80,714	60,085
With a risk weight of less than or equal to 35% under the Basel II Standardised Approach for credit risk		2,226	2,268	58,560	40,559
Other loans and securities that are not in default and do not qualify as HQLA, including exchange-traded equities and trade finance on-balance sheet products		13,395	2,707	7,468	9,707
Interdependent assets		—	—	—	—
Other assets:	—	24,139	1,801	36,512	42,778
Physical traded commodities				190	161
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		—	—	853	725
NSFR derivative assets		3,630	—	—	3,630
NSFR derivative liabilities before deduction of variation margin posted		11,337	—	—	567
All other assets not included in the above categories		9,172	1,801	35,469	37,695
Off-balance sheet items		6,551	2,085	118,888	7,003
Total RSF					315,094
Net Stable Funding Ratio (%)					135%

The table shows a balanced funding structure that maintains a significant volume of retail deposits as the main source of funding for investment activity. This type of funds is characterised by a more favourable treatment for NSFR purposes, given its low sensitivity to market fluctuations and its low volatility in aggregate balances per transaction, as a result of customer linkage. This results in a level of NSFR that comfortably exceeds the regulatory requirement of 100%, with a stable evolution over time.

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4.5.7.Encumbered assets in funding operations
In relation to the management of encumbered liquid assets5, all LMUs maintain adequate positions not only to cover the minimum survival periods in a stress situation, but also uncollateralised wholesale liabilities, which are ultimately the most affected by the ratio of encumbered assets.
All of the Group's LMUs have implemented procedures and controls to ensure that the risk associated with the management of guarantees and asset assessment are properly identified, controlled and managed in compliance with the Corporate Liquidity and Financing Risk Policy, highlighting: i) monitoring and control scheme for encumbered assets risk indicators, ii) periodic evaluation of stress scenarios as a result of the risk levels achieved, and iii) a contingency plan with action measures based on the degree of criticality and immediacy of the situation.
The impact on the business model of the level of the asset pledging, as well as the importance in the Group's funding model is low because the funding is based on stable customer deposits, the dependence on short term funding is reduced, and a robust funding structure is maintained, with a moderate level of encumbered assets.
The ratio of encumbered assets to total assets for the main LMUs as of December 31, 2023 and December 31, 2022 is:

Table 77. Encumbered assets over total assets ratio

	2023	2022
BBVA Group	18%	18%
LMU Euro	22%	22%
LMU Mexico	13%	11%
LMU Garanti	6%	8%
The Group mainly has the following sources of encumbrance:
•Assets sold under repurchase agreement
Collateralized financing transactions through repurchase agreements are among the short-term sources of funding. These transactions play an important role in the Group's encumbered assets, with debt securities being the main asset used.
•Assets pledged with Central Banks
The role of central banks as ultimate liquidity providers is one of the key contingent funding resources in the event of stress in the financial markets. In this regard, and in accordance with the principles established for collateral management, the Group's strategy is to maintain extensive credit facilities with the respective central banks by pledging assets as collateral in those geographical areas where these instruments exist as part of monetary policy.
Additionally, a relevant element is, in the case of the ECB, the non-standard monetary policy measures related to the “Targeted Longer-Term Refinancing Operations” (TLTRO) to provide long-term financing with the aim of easing credit conditions for the private sector and stimulating financing for the real economy. In this regard, BBVA S.A. maintained at the end of December 2023 an amount drawn down under the TLTRO III program of 3,490 million euros.
•Management of collateral agreements
The use of collateral is one of the most effective techniques to mitigate credit risk exposure arising from derivatives, repo transactions or securities lending. The assets currently used as collateral are: cash and debt securities.
•Securitisation
The issuance of securitisation represents one of the main potential sources of risk of assets pledged on the balance sheet. Depending on the type of assets backing the securitisation, the following classes are issued: residential mortgage-backed securities (RMBS), consumer loans and loans to SMEs. The impact of this pledging source is very low for the Group.
•Covered bonds
The issuance of covered bonds is one of the main sources of secured funding with a high degree of protection for bondholders. The issuances are backed by on-balance sheet assets that can be pooled and have a joint guarantee by the entity that will back the issuance in the event that the underlying assets are unable to meet payments. The products through which this type of funding is implemented are mortgage covered bonds, public covered bonds and internationalisation covered bonds.
Mortgage covered bonds are issued with first-rank mortgage loan collateral constituted in favour of the bank. These represent the majority of the Group's covered bond issuances. Public covered bonds are backed by loans and credits granted by the issuer to the State, to central and regional governments, local authorities and autonomous bodies dependent on them, as well as other analogous entities of the European Economic Area. Finally, internationalization bonds are issued to guarantee credits and loans linked to the
5 An asset is considered encumbered if it is subject to any form of agreement with the objective of ensuring, collateralizing or improving the credit quality of a transaction, and it cannot be freely removed.
In any case, the consideration of a committed asset is not based on an explicit legal definition, such as the transfer of a title, but on an economic criterion, so any asset that is subject to any restriction to be used or to replace another asset, is considered pledged.

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funding of contracts for the export of goods and services or for the internationalization of companies.
Regarding the specific overcollateralization applied to these issuances:
Royal Decree-Law 24/2021 transposing Directive (EU) 2019/2162 on covered bonds with effect from July 8, 2022 establishes that mortgage, public and internationalization covered bonds must have the minimum level of legal over-collateralization foreseen in the first paragraph of Article 129.3a of Regulation (EU) No. 575/2013 of June 26, 2013 (CRR), which is established at 5% over the nominal value.
This regulation establishes that the cover pool must include at all times an additional liquidity buffer consisting of high quality liquid assets available to cover the maximum accumulated net liquidity outflow in the 180 days following the covered bond program. As of December 2023, this liquidity buffer is formed by level 1 debt securities.
Within the Group there are units responsible for the execution, monitoring and control of this type of issuances, as well as the calculation of the additional capacity issuances, with the aim of ensuring that the entity is not over-issued and that it complies with the established limits of the Asset Encumbrance Ratio.
The following table shows assets pledge as collateral (loans) underlying the issuance of covered bonds, as well as the total issued and excess capacity to issue as of December 31, 2023:

Table 78. Covered bonds (Million Euros. 12-31-2023)

Retained
Retained used	16,090
Retained not used	4,450
Placed on market	6,919
Total covered bonds issued	27,459
Eligible collateral to consider	59,468
Maximum to issue	56,636
Capacity to issue	29,177

The carrying amount, both encumbered and unencumbered, of the pool of assets underlying the retained securitization and covered bonds, as well as the carrying amount of the related issued liabilities as of December 31, 2023, is shown in the following table:

Table 79. Covered bonds and securitisations issued and retained (Million Euros. 12-31-2023)

	Carrying amount of underlying assets		Carrying amount of liabilities issued retained
	Unencumbered	Encumbered	Unencumbered	Encumbered
Covered bonds and securitisation issued and retained	43,455	4,833	42,456	4,805
Covered bonds issued and retained	20,990	578	19,990	550
Securitisation issued and retained	22,466	4,255	22,466	4,255
The assets on the balance sheet and the collaterals received that, as of December 31, 2023, are encumbered (provided as collateral or guarantee with respect to certain liabilities), as well as the collateral that is unencumbered, are shown below. It should be noted that the value used for the purpose of this disclosure is the carrying amount and fair value, for both the assets on the balance sheet and the encumbered and unencumbered guarantees received. The balances are calculated as annual medians using as a sample the four quarters of the last year.

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Table 80. EU AE1 - Encumbered and unencumbered Assets (Million Euros. 12-31-2023)

	Carrying value of encumbered assets		Fair value of encumbered assets		Carrying value of unencumbered assets		Fair value of unencumbered assets
		of which notionally eligible EHQLA and HQLA		of which notionally eligible EHQLA and HQLA		of which EHQLA and HQLA		of which EHQLA and HQLA
Institution's assets	88,358	54,860			645,488	98,883
Equity instruments	979	486	979	486	4,535	2,339	4,535	2,339
Debt securities	57,487	54,139	57,048	53,348	61,010	33,337	62,208	33,097
Of which: covered bonds	294	294	293	293	1,768	1,749	1,743	1,725
Of which: ABSs	—	—	—	—	106	—	106	—
Of which: issued by general governments	51,056	50,517	50,194	49,548	51,096	31,329	52,440	31,120
Of which: issued by financial corporations	3,183	1,189	3,321	1,180	5,104	1,837	4,971	1,814
Of which: issued by non- financial corporations	4,060	2,832	4,015	2,804	1,583	188	1,623	179
Other assets	28,444	—			580,087	64,247

EU AE1 - Encumbered and unencumbered Assets (Million Euros. 12-31-2022)

	Carrying value of encumbered assets		Fair value of encumbered assets		Carrying value of unencumbered assets		Fair value of unencumbered assets
		of which notionally eligible EHQLA and HQLA		of which notionally eligible EHQLA and HQLA		of which EHQLA and HQLA		of which EHQLA and HQLA
Institution's assets	117,158	35,293			570,694	107,525
Equity instruments	496	195	496	385	7,108	3,669	7,108	3,669
Debt securities	37,179	34,888	36,503	34,956	70,133	37,473	70,810	36,941
Of which: covered bonds	23	19	23	23	101	96	101	95
Of which: ABSs	6	—	6	—	131	—	129	—
Of which: issued by general governments	32,252	32,053	31,234	30,936	59,724	36,511	60,754	36,151
Of which: issued by financial corporations	1,723	759	1,859	1,543	4,062	240	3,923	240
Of which: issued by non- financial corporations	3,329	2,118	3,322	3,066	2,130	556	2,138	550
Other assets	77,766	—			496,440	68,548
The encumbered assets included in the "Other Assets" row of the EU AE1 table correspond to demand loans and loan advances mainly backing central bank financing, collateral deliveries for derivative transactions and the issuance of mortgage bonds and securitization bonds.
13% of unencumbered assets are considered unavailable for encumbrance in the business as usual of the BBVA Group's business, corresponding mainly to property, plant and equipment, deferred tax assets and derivatives.
The fair value of collateral received , as well as the own securities issued as of December 31, 2023 and December 31, 2022 is below:

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Table 81. EU AE2 - Collateral received (Million Euros. 12-31-2023)

	Fair value of encumbered collateral received or own debt securities issued		Fair value of collateral received or own debt securities issued available for encumbrance
		of which notionally eligible EHQLA and HQLA		of which EHQLA and HQLA
Collateral received	61,365	49,599	13,384	4,127
Loans on demand	—	—	—	—
Equity instruments	551	108	135	30
Debt securities	60,828	49,496	13,335	4,107
Of which: covered bonds	6,128	1,804	800	723
Of which: ABSs	551	—	38	—
Of which: issued by general governments	49,218	46,643	10,300	3,687
Of which: issued by financial corporations	9,242	2,250	2,269	738
Of which: issued by non- financial corporations	2,367	506	355	13
Loans and advances other than loans on demand	—	—	—	—
Other collateral received	—	—	—	—
Own debt securities issued other than own mortgage-covered bonds or ABSs	3	—	74	—
Own mortgage-covered bonds and ABSs issued and not yet pledged			37,439	—
Total assets, collateral received and own debt securities issued	152,661	104,334

EU AE2 - Collateral received (Million Euros. 12-31-2022)

	Fair value of encumbered collateral received or own debt securities issued		Fair value of collateral received or own debt securities issued available for encumbrance
		of which notionally eligible EHQLA and HQLA		of which EHQLA and HQLA
Collateral received	36,524	32,741	11,466	4,916
Loans on demand	—	—	—	—
Equity instruments	99	61	160	72
Debt securities	36,424	32,685	11,360	4,861
Of which: covered bonds	1,022	238	136	16
Of which: ABSs	69	—	234	—
Of which: issued by general governments	32,993	32,130	7,860	4,719
Of which: issued by financial corporations	2,869	607	2,115	44
Of which: issued by non- financial corporations	1,403	157	1,385	70
Loans and advances other than loans on demand	—	—	—	—
Other collateral received	—	—	—	—
Own debt securities issued other than own mortgage-covered bonds or ABSs	—	—	90	—
Own mortgage-covered bonds and ABSs issued and not yet pledged			12,981	—
Total assets, collateral received and own debt securities issued	152,580	69,484
The off-balance sheet collateral received mostly reflects reverse repurchase agreements of debt securities, mostly sovereign.
The sources of encumbrance with the associated collateral as of December 31, 2023 and December 31, 2022 are below:

Table 82. EU AE3 - Sources of encumbrance (Million Euros)

	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own securities issued other than mortgage-covered bonds, public-covered bonds and ABSs encumbered
Carrying amount of selected financial liabilities 2023	148,508	149,547
Carrying amount of selected financial liabilities 2022	134,817	147,486
There are assets without associated liabilities that correspond mainly to security lending operations, and in a lesser extent to guarantees granted as collateral to be able to operate in certain markets.

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4.6.Operational Risk
BBVA defines operational risk (“OR”) as any risk that could result in losses caused by human error; inadequate or flawed internal processes; undue conduct with respect to customers, markets or the institution; antimoney laundering and financing of terrorist activities; failures, interruptions or flaws in systems or communications; theft, loss or wrong use of information, as well as deterioration of its quality, internal or external fraud, including in any case those derived from cyberattacks; theft or harm to assets or persons; legal risks; risks derived from staff management and labor health; and defective service provided by suppliers; as well as damages from extreme climate events, pandemics and other natural disasters.
Operational risk management is oriented toward the identification of the root causes to avoid their occurrence and mitigate possible consequences. This is carried out through the establishment of control framework and monitoring and the development of mitigation plans aimed at minimizing legal or regulatory sanctions, resulting economic and reputational losses and their impact on the recurrent generation of results, and contributing the increase the quality, safety and availability of the provided service. Operational risk management is integrated into the global risk management structure of the BBVA Group.
4.6.1.Operational risk management principles
The BBVA Group is committed to preferably applying advanced operational risk management models, regardless of the capital calculation regulatory model applicable at the time. Operational risk management at the BBVA Group shall:
– Be aligned with the Risk Appetite Framework ratified by the BBVA Board of Directors.
–Address BBVA's management needs in terms of compliance with legislation, regulations and industry standards, as well as the decisions or positioning of BBVA's corporate bodies.
–Anticipate the potential operational risk to which the Group may be exposed as a result of the creation or modification of products, activities, processes or systems, as well as decisions regarding the outsourcing or hiring of services, and establish mechanisms to assess and mitigate risk to a reasonable extent prior to implementation, as well as review the same on a regular basis.
–Establish methodologies and procedures to enable regular reassessment of the significant operational risk to which the Group is exposed, in order to adopt appropriate mitigation measures in each case, once the identified risk and the cost of mitigation (cost/benefit analysis) have been considered, while safeguarding the Group's solvency at all times.
–Promote the implementation of mechanisms that support careful monitoring of all sources of operational risk and the effectiveness of mitigation and control environments, fostering proactive risk management.
–Examine the causes of any operational events suffered by the Group and establish means to prevent the same, provided that the cost/benefit analysis so recommends. To this end, there are procedures in place to evaluate operational events and mechanisms that allow recording the operational losses that may be caused by the same.
–Evaluate key public events that have generated operational risk losses at other institutions in the financial sector and support, where appropriate, the implementation of measures as required to prevent them from occurring at the Group.
–Identify, analyze and attempt to quantify events with a low probability of occurrence and a high impact, which by their exceptional nature may not be included in the loss database; or if they are, feature with impacts that are not very representative for the purpose of valuing possible mitigation measures.
–Have an effective system of governance in place, where the functions and responsibilities of the corporate areas and bodies involved in operational risk management are clearly defined.
–Operational risk management must be performed in coordination with management of other risk, taking into consideration credit or market events that may have an operational origin.
4.6.2.Operational risk management model
The operational risk management cycle at BBVA is similar to the one implemented for the rest of risks. Its elements are:

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Chart 20. Operational Risk Management Processes
Operational risk management parameters
Operational risk forms part of the risk appetite framework of the Group and includes three types of metrics and limits:
–Economic capital: calculated with the operational losses database of the Group, considering the corresponding intra-geographical diversification effects and the additional estimation of potential and emerging risks through stress scenarios. The economic capital is regularly calculated for the main banks of the Group and simulation capabilities are available to anticipate the impact of changes on the risk profile or new potential events.
–ORI metrics (Operational Risk Indicator: operational risk losses vs. gross income) broken down by geography.
–Indicators by risk type: a more granular common scheme of metrics (indicators and limits) covering the main types of operational risk is being implemented throughout the Group. These metrics make it possible to intensify the anticipatory management of risk and objectify the appetite to different sources. These indicators are regularly reviewed and adjusted to fix the main risks in force at any time.
Operational risk admission
The main purposes of the operational risk admission phase are the following:
–To anticipate potential operational risk to which the Group may be exposed due to the release of new, or modification of businesses, products, activities, processes or systems or in relations with third parties (e.g. outsourcing).
–To ensure that implementation and the roll out of initiatives is only performed once appropriate mitigation measures have been taken in each case, including external assurance of risks where deemed appropriate.
The Corporate Non-Financial Risk Management Policy sets out the specific operational risk admission framework through different Operational Risk Admission and Product Governance Committees, both at a corporate and Business Area level, that follow a delegation structure based on the risk level of proposed initiatives.

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Operational risk monitoring
The purpose of this phase is to check that the target operational risk profile of the Group is within the authorized limits. Operational risk monitoring considers 2 scopes:
–Monitoring the operational risk admission process, oriented toward checking that accepted risks levels are within the limits and that defined controls are effective.
–Monitoring the operational risk "stock" mainly associated with processes. This is done by carrying out a periodic re-evaluation in order to generate and maintain an updated map of the relevant operational risks in each Area, and evaluate the adequacy of the monitoring and mitigation environment for said risks. This promotes the implementation of action plans to redirect the weaknesses detected.
Operational risk monitoring is mainly supported by the following processes:
Risk and Control Self-Assessment (RCSA)
The RCSA is the process implemented in the Group to systematize the periodic updating of the risks to which the Group is exposed; for this purpose, different sources of information are taken into account, both internal and external (emerging risks in the industry, events occurring in other entities or in the BBVA Group itself, new regulations applicable to the entity, weaknesses identified by internal or external auditors and supervisors, etc.).
The risks identified are evaluated in order to focus monitoring and management efforts on those whose impacts may generate negative consequences for the
Group beyond those that are reasonable in the course of its ordinary activities.
For the most relevant risks, an evaluation is made of the existing mitigating elements, in order to determine their sufficiency for the adequate mitigation of the risks or their eventual consequences; if the mitigating elements are considered insufficient or their operation is not adequate, the definition and implementation of mitigation measures is promoted.
This process is supported by a corporate Governance, Risk & Compliance tool that monitors the operational risk at a local level and its aggregation at a corporate level.
Monitoring of management parameters
The monitoring of management parameters allows the Group to identify sources of risk that behave abnormally, exceeding the established appetite levels, as well as relevant sources of risk not previously identified or underestimated; in these situations, the Group activates mechanisms to identify the root causes of these situations and to reinforce the mitigation environment, thus contributing to the Group's RCSA process.
The RCSA, together with the operational risk admission process and the management derived from the monitoring of forward-looking parameters, make up the main structure of the Group's operational risk proactive management processes.
Operational loss collection
In addition, and in line with the best practices and recommendations provided by the Bank for International Settlements (hereinafter, BIS), BBVA has procedures to collect the operational losses occurred both in the different entities of the Group and in other financial groups, with the appropriate level of detail to carry out an

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effective analysis that provides useful information for management purposes and to contrast the consistency of the Group's operational risks map. To that end, a corporate tool of the Group is used.
The analysis of operational losses and their trends may reveal the materialization of risks that have not been adequately identified, evaluated or mitigated, thus allowing feedback to the RCSA exercise while promoting mitigation measures to prevent their future occurrence.
The Group ensures continuous monitoring by each Area of the due functioning and effectiveness of the control environment, taking into consideration management indicators established for the Area, any events and losses that have occurred, as well as the results of actions taken by the second line of defense, the internal audit unit, supervisors or external auditors.
Operational risk mitigation
The Group promotes the proactive mitigation of the non-financial risks to which it is exposed and which are identified in the monitoring activities.
In order to rollout common monitoring and anticipated mitigation practices throughout the Group, several cross-sectional plans are being promoted related to focuses from events, lived by the Group or by the industry, self-assessments and recommendations from auditors and supervisors in different geographies, thereby analyzing the best practices at these levels and fostering comprehensive action plans to strengthen and standardize the control environment.
Assurance of operational risk
Assurance is one of the possible options for managing the operational risk to which the Group is exposed, and mainly has two potential purposes:
–Coverage of extreme situations linked to recurrent events that are difficult to mitigate or can only be partially mitigated by other means.
–Coverage of non-recurrent events that could have significant financial impact, if they occurred.
The Group has a general framework that regulates this area, and allows systematizing risk assurance decisions, aligning insurance coverage with the risks to which the Group is exposed and reinforcing governance in the decision-making process of arranging insurance policies.
4.6.3.Operational risk governance
BBVA Group's operational risk governance model is based on two components:
–Three-line defense control model, in line with industry best practices, and which guarantees compliance with the most advanced operational risk internal control standards.
–Scheme of Corporate Assurance Committees and Internal Control and Operational Risk Committees at the level of the different business and support areas.
Three lines of defense control model
1.- First line of defense: composed of the Business and Support Areas in charge of managing operational risks in their products, activities, processes and systems, including those present in activities that may have been outsourced.
The Areas must integrate operational risk management into their day-to-day activities, identifying and evaluating operational risks, carrying out controls, assessing the adequacy of their control environment and executing mitigation plans for those risks in which control weaknesses are identified.
2.- Second line of defense: composed of:
(i) the Non-Financial Risk Units, in charge of designing and maintaining the Group's Operational Risk management model, and assessing the degree of application within the scope of the different Areas; and.
(ii) the Specialized Control Units, in different risk areas, define the General Mitigation, Control and Monitoring Framework for the risks in their respective areas, and carry out an independent assessment of the adequacy of the control environment implemented by the first line of defense.
The Non-Financial Risk Units and the Specialist Units are located in the Regulation and Internal Control area in order to ensure a coordinated action of the second line of defense and to preserve their independence with respect to the first line of defense.
3.- Third line of defense: performed by BBVA Internal Audit, which:
•Performs an independent review of the control model, verifying compliance with and effectiveness of established general policies.
•Provides independent information on the control environment to the Corporate Assurance Committees.
Corporate Assurance Committee Scheme
Corporate Assurance establishes a structure of committees, both at local and corporate level, to provide senior management with a comprehensive and homogeneous vision of the main non-financial risks and significant situations of the control environment.

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Each geographical area has a Corporate Assurance Committee chaired by the Country Manager and whose main functions are:
–Facilitate agile and anticipatory decision-making for the mitigation or assumption of the main risks.
–Monitoring the changes in the non-financial risks and their alignment with the defined strategies and policies and the risk appetite.
–Analyzing and assessing controls and measures established to mitigate the impact of the risks identified, should they materialize.
–Making decisions about the proposals for risk taking that are conveyed by the working groups or that arise in the Committee itself
–Promoting transparency by promoting the proactive participation of the three lines of defense in discharging their responsibilities and the rest of the organization in this area
At the holding level there is a Global Corporate Assurance Committee, chaired by the Group's Chief Executive Officer. Its main functions are similar to those already described but applicable to the most important issues that are escalated from the geographies and the holding company areas.
The business and support areas have an Internal Control and Operational Risk Committee, whose purpose is to ensure the due implementation of the operational risk management model within its scope of action and drive active management of such risk, taking mitigation decisions when control weaknesses are identified and monitoring the same.
Additionally, the Non-Financial Risk unit periodically reports the status of the management of non-financial risks in the Group to the Board's Risk and Compliance Committee.
4.6.4.Methods used for calculating capital
All Group entities apply any type of the standard method for calculating their capital requirements for operational risk, except for Bolivia and the international subsidiaries of Garanti Bank, where the basic method is applied.
BBVA maintains its maximum commitment to effective and anticipatory management of operational risks as a key tool to contribute, not only to minimizing the economic impact of operational events in the Group, but also as an instrument to increase the quality of the service provided and contribute to the achievement of the strategic objectives of the Entity.

Both the basic and standardised approaches use fixed parameters to calculate regulatory capital for operational risk:
•Basic method: according to Chapter 2 of Title III of the CRR, the capital requirement for operational risk using the basic method is calculated as the three-year average of relevant income multiplied by a single factor established by the Regulator, which amounts to 15%. The sum of the following elements of the profit and loss account is defined as relevant income:
◦Income from interest and other similar income
◦Interest expense and other similar charges
◦Return on equities and other fixed- or variable-income securities
◦Fees receivable
◦Fees payable
◦Net trading income
◦Other operating income
•Standardised and alternative standardised approaches: according to Chapter 3 of Title III of the CRR, capital requirement for operational risk using the standard method is calculated as the three-year average of relevant income multiplied by a factor established by the Regulator for each business line.
The following table shows the operational risk capital requirements broken down according to the calculation models used and the relevant indicator as of last three years:

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Table 83. EU OR1 - Regulatory capital for Operational Risk (Million Euros. 12-31-2023)

Banking activities	Relevant indicator			Own funds requirements	Risk weighted exposure amount
	Year-3	Year-2	Last year
Banking activities subject to basic indicator approach (BIA)	594	494	986	104	1,297
Banking activities subject to standardised (TSA) / alternative standardised (ASA) approaches	13,445	16,792	21,905	2,361	29,508
Subject to TSA:	10,353	13,333	18,132
Subject to ASA:	3,092	3,460	3,774
Banking activities subject to advanced measurement approaches AMA	—	—	—	—	—
Total				2,464	30,805

EU OR1 - Regulatory capital for Operational Risk (Million Euros. 12-31-2022)

Banking activities	Relevant indicator			Own funds requirements	Risk weighted exposure amount
	Year-3	Year-2	Last year
Banking activities subject to basic indicator approach (BIA)	296	576	641	76	946
Banking activities subject to standardised (TSA) / alternative standardised (ASA) approaches	12,735	14,205	19,784	2,088	26,103
Subject to TSA:	10,009	11,375	16,651
Subject to ASA:	2,726	2,830	3,132
Banking activities subject to advanced measurement approaches AMA	—	—	—	—	—
Total				2,164	27,049

In 2023, capital requirements for operational risk in the BBVA Group have increased mainly due to the growth of relevant indicators, mainly in subsidiaries that operate in hyperinflationary economies and, on the other hand, in Spain and Mexico where gross income has grown due to activity. The growth is partially offset by changes in exchange rates.

4.6.5.Group’s operational risk profile
BBVA’s operational risk profile by risk type in 2023 is as follows:

Chart 21. Operational Risk Profile of BBVA Group

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The following charts reflect the distribution of operational losses by risk class and country for 2023.

Chart 22. Operational Risk by risk and country
* During 2023, there was recoveries in Disasters. There is no percentage for these categories.

MEXICO

1.64%
6.66%
0.02%
0.31%
0.20%
4.85%
10.72%
75.61%
Processes
External Fraud
Internal Fraud
Business Disruption and System Failures
Human resources
Commercial practices
Disasters
Suppliers

* In the year 2023, in Turkey there has been a release of provisions for Commercial practices , as well as for external fraud, in excess of total operational losses. Therefore, these categories do not indicate any percentage value.

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5.Leverage ratio

5.1.Leverage Ratio definition and composition	205
5.2.Evolution of the ratio	207
5.3.Governance	208

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5.1.Leverage Ratio definition and composition
The leverage ratio (LR) is a regulatory measure (not risk-based) complementing capital designed to guarantee the soundness and financial strength of institutions in terms of indebtedness.
CRR2 introduces a mandatory minimum leverage ratio requirement, set at 3% of Tier 1 capital over the total exposure measure.
Described below are the elements making up the leverage ratio, in accordance with CRR2:
•Tier 1 capital (letter i in the following table): Section 3.2. of this Document presents details of the eligible own funds, calculated based on the criteria defined in the CRR.
•Total Exposure: As set out in Article 429 of the CRR, the total exposure measure generally follows the book value subject to the following considerations:
◦On-balance sheet exposure other than derivatives is included net of allowances and accounting valuation adjustments.
◦The measure of the Group’s total exposure is composed of the total assets as per financial statements adjusted for reconciliation between the accounting perimeter and the prudential perimeter.
Total exposure for the purpose of calculating the leverage ratio is composed by the sum of the exposure values of:
•Assets: the exposure value of an asset item will be its accounting value remaining after the application of specific credit risk adjustments. In general terms, securities financing transactions will not be compensated except for certain conditions.
•Derivatives contracts: the Entity calculates the exposure value of derivatives contracts in accordance with the standard method of counterparty risk (SA-CCR). When calculating the exposure value, the effects of compensation agreements (netting) will be taken into account. For the purposes of calculating the exposure value, collateral received will not be included, except under certain conditions.
•Add-ons for counterparty credit risk of securities financing transactions (SFTs): in addition to the calculation of the exposure value of securities financing transactions, included in the first point, the total exposure measure shall include an add-on due to counterparty credit risk in accordance with article 429e of the CRR2.
•Off-balance sheet items: these correspond to risk and contingent liabilities and commitments, mainly collateral and undrawn balances. A minimum floor is applied to conversion factors (CCFs) of 10% in line with the provisions of the Article 429f (3) of CRR2.
•Regular-way purchases or sales awaiting settlement.
The exposures excluded from the total exposure measure are:
•Tier 1 deductions: all those amounts of assets that have been deducted in the determination of the eligible Tier 1 capital are deducted, in order not to duplicate exposure. The main deductions are intangible assets, loss carry forwards and other deductions defined in Article 36 of CRR2 and indicated in section 3.2 of this report.
The table below shows a breakdown of the items making up the leverage ratio as of December 31, 2023, June 30, 2023 and as of December 31, 2022.

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Table 84. EU LR1 - Summary reconciliation of accounting assets and exposure corresponding to the Leverage Ratio (Million Euros)

	12-31-2023		6-30-2023		12-31-2022
	Phased-In	Fully Loaded	Phased-In	Fully Loaded	Phased-In	Fully Loaded
(a) Total assets as published financial statements(1)	775,558	775,558	762,456	762,456	712,092	712,092
(b) Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	(27,314)	(27,314)	(26,148)	(26,148)	(24,189)	(24,189)
(Adjustment for securitised exposures that meet the operational requirements for the recognition of risk transference)	(2,097)	(2,097)	(2,543)	(2,543)	(1,995)	(1,995)
(Adjustment for temporary exemption of exposures to central bank (if applicable))	—	—	—	—	—	—
(Adjustment for fiduciary assets recognised on the balance sheet pursuant to the applicable accounting framework but excluded from the leverage ratio total exposure measure in accordance with Article 429a(1)(i) of Regulation (EU) No 575/2013)	—	—	—	—	—	—
Adjustment for regular-way purchases and sales of financial assets subject to trade date accounting	—	—	—	—	—	—
Adjustment for eligible cash pooling transactions	—	—	—	—	—	—
(c) Adjustments for derivative financial instruments	(8,339)	(8,339)	(9,374)	(9,374)	(18,618)	(18,618)
(d) Adjustments for securities financing transactions "SFTs"	(5,834)	(5,834)	5,506	5,506	6,659	6,659
(e) Adjustment for off-balance sheet items(2)	70,488	70,488	66,754	66,754	67,971	67,971
(Adjustment for prudent valuation adjustments and general credit risk adjustments which have reduced Tier 1 capital)	—	—	—	—	—	—
(f) (Adjustment for intragroup exposures excluded from the leverage ratio exposure measure in accordance with Article 429 (7) of Regulation (EU) No 575/2013)	—	—	—	—	—	—
(g) (Adjustment for exposures excluded from the total exposure measure corresponding to the leverage ratio under Article 429(14) of Regulation (EU) No 575/2013)	—	—	—	—	—	—
(h) Other adjustments(3)	(4,574)	(4,574)	(4,606)	(4,606)	(3,930)	(4,184)
Leverage ratio total exposure measure	797,888	797,888	792,045	792,045	737,990	737,736
Capital Tier 1	52,150	52,150	51,316	51,316	47,931	47,677
Leverage ratio	6.54%	6.54%	6.48%	6.48%	6.49%	6.46%
(1) The figures for December 2022 are shown according to the data corresponding to that period from the publication of the Annual Accounts as of December 31, 2023, with the impact of IFRS17 - Insurance Contracts

(2) Corresponds to the off-balance sheet exposure after applying the conversion factors obtained in accordance with Article 429(10) of the CRR.
(3) As of December 31, 2022, it includes the difference in total assets between the Annual Accounts published as of December 31, 2022 and the Annual Accounts published as of December 31, 2023, corresponding to the period of 2022.

The full series of the reconciliation of the leverage ratio exposure, during the year 2023, is available in the editable file "Pillar 3 2023 - Tables & Annexes".
The table below includes the breakdown of on balance sheet exposures, excluding derivatives and securities financing transactions.

Table 85. EU LR3 - Split-up of on balance sheet exposures (excluding derivatives, SFTs and exempted exposures) (Millon euros)

	12-31-2023		6-30-2023		12-31-2022
	Phased-In	Fully Loaded	Phased-In	Fully Loaded	Phased-In	Fully Loaded
Total on-balance sheet exposures (excluding derivatives, SFTs, and exempted exposures), of which:	627,896	627,896	618,331	618,331	595,477	595,477
Trading book exposures	32,619	32,619	37,478	37,478	28,199	28,199
Banking book exposures, of which:	595,277	595,277	580,854	580,854	567,278	567,278
Covered bonds	1,881	1,881	1,892	1,892	35	35
Exposures treated as sovereigns	174,602	174,602	172,485	172,485	163,963	163,963
Exposures to regional governments, MDB, international organisations and PSE not treated as sovereigns	11,685	11,685	10,746	10,746	10,190	10,190
Institutions	18,090	18,090	18,143	18,143	18,630	18,630
Secured by mortgages of immovable properties	107,550	107,550	104,006	104,006	114,849	114,849
Retail exposures	91,903	91,903	90,215	90,215	83,332	83,332
Corporates	140,924	140,924	140,595	140,595	138,715	138,715
Exposures in default	4,528	4,528	4,393	4,393	4,057	4,057
Other exposures (eg equity, securitisations, and other non-credit obligation assets)	44,113	44,113	38,379	38,379	33,508	33,508

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5.2.Requirements and evolution of the ratio
The entry into force of CRR2 in June 2021 meant the equalization, at the regulatory level, of the leverage ratio with that of capital, through the establishment of a Pillar 1 minimum requirement of 3%, added to the article 92. In addition, this regulation, also establishes an additional requirement for those entities considered to be of global systemic importance (GSII).
Furthermore, CRD V, as well as for regulatory capital, incorporates supervisory discretion so that the competent authority can establish an additional requirement (Pillar 2R), as well as an indicative buffer to cover excessive leverage (Pillar 2G).
As of December 31, 2023, the BBVA Group does not have any additional LR requirement, so the applicable requirement is 3%.
As of December 31, 2023, the phased-in leverage ratio stood at 6.54% (6.54% fully loaded), -5 basis points compared to September 2023. This decline is mainly due to the positive evolution of the exposure measure, contributing a negative impact of 11 basis points on the leverage ratio. The increase in Tier 1 capital has contributed 5 basis points positively to the leverage ratio.
Additionally, during the year, it is worth highlighting the efficiency of the results generation as the main driver of Tier 1 with respect to the organic evolution of the balance sheet, which has resulted in an increase of 5 basis points compared to December 31, 2022 (6.49% phased-in).
The complete series of exposures to the leverage ratio, during the year 2023, is available in the editable file "Pillar 3 2023 - Tables & Annexes".
On the following chart, it is showed the leverage ratio quarterly evolution along the year, as well as its components:

Chart 23. Trends in the leverage ratio

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5.3. Governance
Leverage management is included in the Capital Plan approved by the Board of Directors. The activities making up the Group’s regulatory reporting include monthly measurement and control of the leverage ratio by assessing and monitoring this measure, to guarantee comply with the regulatory minimum levels and internal objectives. The evolution of this ratio, as well as its assessment with the different operational measures, are into the monitoring and reporting that, on a quarterly basis, is reported to different committees and governing bodies. Additionally, the evolution of the ratio is evaluated, contrasting possible deviations from planning.
As part of the Internal Capital Self-Assessment Process (ICAAP), estimates of the three-year leverage ratio are made annually in different macroeconomic scenarios, including a stress scenario.
Included in this management framework, the Group have established measures to ensure the restoration of its optimal leverage levels given unexpected events which could affect the compliance of this objectives.
In line with the risk appetite framework and structural risk management, the Group operates by establishing limits and operational measures to achieve a sustainable development and growth of the balance sheet, maintaining tolerable risk levels at all times. This can be seen in the fact that the regulatory leverage level itself is well above the minimum required levels.

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6.Information on remuneration

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In accordance with the provisions of article 85 of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions ("Act 10/2014") and article 93 of Royal Decree 84/2015 of February 13, implementing said Act ("Royal Decree 84/2015"), and pursuant to the provisions of the Bank of Spain Circular 2/2016 of February 2, to credit institutions on supervision and solvency, completing the adaptation of the Spanish legal system to Directive 2013/36/EU and Regulation (EU) nº.575/2013 (the "Bank of Spain Circular 2/2016"), credit institutions shall provide the public with and update periodically, and at least once a year, inter alia, information concerning their remuneration policies and practices established in section eight of Regulation 575/2013/EU, in relation to those categories of staff whose professional activities have a significant impact on the risk profile of the institution and/or its consolidated group (the "Identified Staff" or "Risk Takers").

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6.1.Information on the decision-making process used to establish the remuneration policy for the Identified Staff
In accordance with the provisions contained in the Bylaws of BBVA ("BBVA", the "Institution" or the "Bank"), the BBVA Board of Directors Regulations grant the Board the powers, among others, to approve the remuneration policy for directors, for submission to the General Shareholders' Meeting, that of senior management and the rest of the Identified Staff, as well as the determination of the remuneration of non-executive directors, and, in the case of executive directors, the corresponding remuneration for their executive functions and the remaining conditions to be respected in their contracts.
In addition, among the Committees constituted to support the Board in carrying out its functions, the Remuneration Committee is the body which assists it in remuneration matters related to its directors, senior management and the rest of the Identified Staff, ensuring observance of the remuneration policies established.
Thus, in accordance Article 5 of the Remuneration Committee Regulations, and without prejudice to any other functions assigned to it by law, the internal rules of the Bank or assigned to it by decision of the Board of Directors, the Remuneration Committee performs, on a general basis, the following functions:
1.Propose the directors' remuneration policy to the Board of Directors, for submission to the General Shareholders’ Meeting, likewise submitting the corresponding report, in the terms established by applicable regulations at any given time.
2.Determine the remuneration of non-executive directors, in accordance with the provisions of the directors' remuneration policy, submitting the corresponding proposals to the Board.
3.Determine the extent and amount of individual remunerations, rights and other economic rewards, as well as the remaining contractual conditions for executive directors, so that these can be contractually agreed, in accordance with the directors' remuneration policy, submitting the corresponding proposals to the Board of Directors.
4.Determine the objectives and criteria for measuring the variable remuneration of the executive directors and assess their degree of achievement thereof, submitting the corresponding proposals to the Board.
5.Analyse, where appropriate, the need to make ex ante or ex post adjustments to variable remuneration, including the application of reduction or recovery clauses for variable remuneration, submitting the corresponding proposals to the Board of Directors, prior report of the relevant committees in each case.
6.Propose on an annual basis to the Board of Directors the annual report on the remuneration of the Bank's directors, which will be submitted to the Annual General Shareholders’ Meeting as set out in applicable legislation.
7.Propose to the Board of Directors the remuneration policy for senior managers and the rest of the Identified Staff; and, oversee its implementation, including the supervision of the process for the identification of the aforementioned Staff.
8.Submit to the Board of Directors the Group's remuneration policy, which may include that of the senior managers and the rest of the Identified Staff, as indicated in the previous paragraph, and oversee its implementation.
9.Submit to the Board of Directors the proposed basic contractual conditions for senior managers, including their remuneration and severance payments in the event of termination.
10.Directly supervise the remuneration of senior managers and determine, within the framework of the remuneration model applicable to Senior Management at any given time, the objectives and criteria for measuring variable remuneration of the heads of the Regulation & Internal Control area and the Internal Audit area, submitting the corresponding proposals to the Board of Directors, based on proposals submitted to it in turn by the Risk and Compliance Committee and the Audit Committee, respectively.
11.Ensure compliance with the remuneration policies established by the Institution and review them periodically, proposing modifications, where appropriate, to ensure, among other things, that they are adequate to attract and retain the best professionals, so that they contribute to the creation of long-term value and adequate control and management of risks, and that they attend to the principle of pay equality; in particular, ensure that the remuneration policies established by the Institution are subject to internal, central and independent review at least once a year.
12.Verify information on the remuneration of directors and senior managers contained in the various

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corporate documents, including the annual report on the remuneration of directors.
13.Oversee the selection of external advisers, whose advice or support is required for the performance of their functions in matters of remuneration, ensuring that any potential conflicts of interest do not impair the independence of the advice provided.
At the end of 2023 financial year, the Remuneration Committee was composed of six members; all of them had the status of non-executive directors, with the majority being independent, including the Chair. The names, positions and status of the members of the Remuneration Committee are detailed in the following table:

Table 86. Composition of the Remuneration Committee

Name and surname(s)	Position	Status
Dª. Belén Garijo López	Chair	Independent
Dª. Lourdes Máiz Carro	Member	Independent
Dª. Ana Peralta Moreno	Member	Independent
D.ª Ana Revenga Shanklin	Member	Independent
D. Carlos Salazar Lomelín	Member	External
D. Jan Verplancke	Member	Independent
The members of the Remuneration Committee who held such position at the end of 2023 have received a total amount of 307 thousand euros for their membership. The Annual Report on BBVA Directors' Remuneration referred to said financial year includes the individual remuneration of each director, broken down by remuneration items.
The Remuneration Committee performs its functions with full autonomy of operation, meeting as often as necessary to carry out its duties, headed by its Chair. In 2023 financial year it met on a total of 5 occasions.
In order to adequately perform its functions, the Committee uses advice provided by the Bank's internal services, and may also make use of any external advice it needs to establish criteria on matters within its remit. Thus, during 2023 the Committee has relied on information provided by the leading global consulting firm on compensation of directors and senior managers, WTW, and has received legal advice from the law firm J&A Garrigues S.L.P. and Davis Polk & Wardwell LLP, which have provided advice, among other matters, in connection with the updating of the remuneration policies which, as set forth below, was implemented in the 2023 financial year.
In addition, the Board's Risks and Compliance Committee also participates in the process of establishing remuneration policies, ensuring that they are compatible with adequate and efficient risk management and do not offer incentives to take risks that exceed the level tolerated by the Group.
Since 2011, the Bank has a specific remuneration system applicable to the members of the Identified Staff, among whom are members of the Board of Directors and senior management of BBVA. It has been designed within the framework of the regulations applicable to credit institutions, considering best practices and recommendations at the local and international level in this matter.
During the 2022 financial year, the Remuneration Committee conducted an in-depth reflection of the remuneration policies and the remuneration system as a whole, with a special focus on the performance of the variable remuneration model for executive directors and the rest of the Identified Staff and with the fundamental objective of strengthening the alignment of the remuneration of this group with the creation of value, long-term sustainable performance and adequate and effective risk management.
As a result of this reflection and in compliance with its functions, at the beginning of the 2023 financial year, the Remuneration Committee submitted to the Board of Directors the proposals for new policies for their approval and, in the case of the directors' remuneration policy, also for submission to the General Shareholders' Meeting, also submitted the corresponding report, all in accordance with the terms established in the applicable legislation.
The main new feature of these policies is a change in the Annual Variable Remuneration scheme for executive directors and the rest of the Identified Staff, which now consists of a Short-Term Incentive and a Long-Term Incentive (hereinafter, the "Annual Variable Remuneration" or "AVR"), the "Short-Term Incentive" or "STI" and the "Long-Term Incentive" or "LTI", respectively).
Likewise, as a new addition, the indicators that will be used to calculate the Long-Term Incentive for the 2023 financial year include, for example, indicators related to the degree of compliance with the decarbonization objectives of a series of sectors for which the Bank publishes specific objectives and with the performance of the percentage of women in management positions in the BBVA Group.
Accordingly, BBVA has a specific remuneration policy applicable to the members of the Board of Directors (the "BBVA Directors' Remuneration Policy"), which, in accordance with the provisions of BBVA's Bylaws, distinguishes between the remuneration system applicable to non-executive directors and that applicable to executive directors.
The BBVA Directors' Remuneration Policy applicable during the 2023 financial year was approved by the BBVA General Shareholders' Meeting held on March 17, 2023 for the 2023, 2024, 2025 and 2026 financial years and is available on the Bank's corporate website (www.bbva.com).

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As stated in this policy, the remuneration system for executive directors generally corresponds to that applicable to the rest of the members of the Identified Staff, incorporating certain specific characteristics derived from their status as directors. The remuneration system for non-executive directors is based on the criteria of responsibility, dedication and incompatibilities inherent to the position they hold, and consists exclusively of fixed elements, with no variable remuneration.
In addition, BBVA has a general remuneration policy for the BBVA Group, which is generally applicable to all employees of BBVA and the companies comprising its Group (the "BBVA Group General Remuneration Policy" or the "Policy" and the "Group Companies", respectively). This Policy includes the specific rules applicable to the Identified Staff, including members of Senior Management (excluding executive directors, whose remuneration is governed by BBVA's Directors' Remuneration Policy), as well as the process for their identification.
The BBVA Group's General Remuneration Policy applicable during the 2023 financial year was the one approved by the Board of Directors, at the proposal of the Remuneration Committee on March 29, 2023, to incorporate the new variable remuneration model applicable to the Identified Staff, including BBVA Senior Management.
The BBVA Group’s General Remuneration Policy, is coordinated at the corporate level by BBVA's global Talent and Culture area. The supervisory functions of the Group actively and regularly cooperate in its design and oversight, in accordance with the powers conferred to them by applicable legislation.
The Board of Directors periodically reviews the general principles of the Policy and oversees its implementation, based on the information and report received by the Talent & Culture area and the various corresponding control functions, thus guaranteeing that the Policy is applied properly and in a manner consistent with BBVA's Corporate Governance System.
In this way, the Bank employs a decision-making system for remuneration featuring the Remuneration Committee as its central element, which, as stated, is in charge of proposing to the Board of Directors both the BBVA Group General Remuneration Policy, which includes the specific rules applicable to the Identified Staff, and the BBVA Directors' Remuneration Policy, for its subsequent submission to the General Shareholders' Meeting in the latter case.
In the course of implementing these remuneration policies approved by the Bank's corporate bodies, in 2023 the Remuneration Committee analysed the remuneration proposals needed for the development and implementation of these remuneration policies.
Thus, at the beginning of the financial year, the Remuneration Committee determined the Attributable Profit and Capital Ratio thresholds to be reached, as ex ante adjustments, for the generation of the 2023 financial year Annual Variable Remuneration of the executive directors and the rest of the Identified Staff, as well as for the initial award of the Long-Term Incentive that forms part of such remuneration, submitting the corresponding proposals to the Board for approval.
Likewise, the Remuneration Committee has determined the annual indicators used for the calculation of the Short-Term Incentive that forms part of the Annual Variable Remuneration for the 2023 financial year of the executive directors and their corresponding weightings, as well as the objectives and scales of achievement associated with said indicators, submitting the corresponding proposals to the Board for their approval.
Likewise, the Remuneration Committee has determined the long-term indicators that will be used to calculate the Long-Term Incentive that forms part of the Annual Variable Remuneration for the 2023 financial year of the executive directors and the other members of the Identified Staff, as well as their corresponding weightings, submitting the corresponding proposals to the Board for approval.
Likewise, the Remuneration Committee has determined, for its proposal to the Board, the capital and liquidity indicators for the application of possible ex post adjustments for risk to the deferred portion of the Annual Variable Remuneration of the executive directors and the other members of the Identified Staff, and their corresponding weightings, with the prior analysis of the Risk and Compliance Committee.
Moreover, in 2023, the Remuneration Committee submitted to the Board for its submission in turn to the General Shareholders' Meeting held in 2023 the proposed resolution regarding the increase of the maximum level of variable remuneration up to 200% of the fixed component of the total remuneration of a certain number of members of the Identified Staff, also proposing to the Board the report accompanying this resolution, which was made available to the Bank's shareholders.
Likewise, in accordance with the proposal submitted by the Remuneration Committee, the Board approved the Annual Report on the Remuneration of BBVA Directors for financial year 2022, developed in accordance with Circular 4/2013 of the National Securities Market Commission (CNMV), which was submitted to an advisory vote at the General Shareholders' Meeting held in 2023, pursuant to article 541 of the Corporate Enterprises Act, and which was made available to the Bank's shareholders through the corporate website (www.bbva.com).
The Annual Report on the Remuneration of Directors of BBVA includes a description of the basic principles of the

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Bank's remuneration policy for the members of the Board, whether executive or non-executive, as well as a detailed presentation of the different elements and amounts making up their remuneration.
Moreover, within the framework of the function attributed to the Remuneration Committee for the oversight and periodic review of the established remuneration policies, the Committee reviewed their application in 2022, in accordance with applicable law and recommendations. For this purpose, the review covered the BBVA Group General Remuneration Policy, which includes the special provisions for the Identified Staff, as well as the procedure for their identification, and the BBVA Directors' Remuneration Policy in force in that financial year, based on an internal, central and independent review carried out by the Bank's Internal Audit area. The result of all this was submitted to the Board.
Furthermore, the Committee has received from the global Talent and Culture area the information regarding the application of the procedure for the identification of the Identified Staff for the 2023 financial year, both for BBVA individually and for the BBVA Group at a consolidated level, in accordance with the qualitative and quantitative criteria established in the applicable regulations and the internal criteria established by the Bank. In particular, it was informed of the number of persons included in the Identified Staff and that no exclusions would be requested in 2023, the foregoing being duly reported to the Board.
Lastly, in furtherance of the provisions of the remuneration policies approved in 2023, the Committee submitted to the Board of Directors a specific policy for the reduction and recovery of variable remuneration, in order to comply with the recent US regulations applicable to the Bank in this area (the "Dodd-Frank Recoupment Policy"), for which it has been advised by the US law firm Davis Polk & Wardwell LLP. This policy was approved by the Board of Directors on November 29, 2023.
All of the issues discussed above, along with other matters within its remit, are detailed in the Remuneration Committee Activity Report for 2023 financial year, published on the Bank's corporate website on the occasion of the calling of the 2024 General Shareholders' Meeting (www.bbva.com).

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6.2.Description of the different types of employees included in the Identified Staff
In accordance with BBVA Group's General Remuneration Policy, the selection of the persons who make up the Identified Staff within BBVA and/or its Group is part of an annual process based on the qualitative and quantitative criteria established under Article 32.1 of Act 10/2014 and (EU) Delegated Regulation 2021/923/EU of the Commission of March 25, 2021, supplementing CRD IV (the "Delegated Regulation 2021/923/EU"). This process also includes internal criteria established by BBVA complementary to those indicated in said Regulation, in compliance with Rule 38 of Bank of Spain Circular 2/2016 (hereinafter, the "Identification Process").
The qualitative criteria established in the Identification Process are defined based on the level of responsibility of the position (for example, members of the BBVA Board of Directors, members of BBVA Senior Management, staff responsible for control functions and other key functions or significant business units within the Group), as well as on the basis of the staff's capacity or responsibility to assume or manage risk.
The quantitative criteria establish that employees have a significant impact on the risk profile based on the total remuneration awarded, unless BBVA determines that, in fact, the activity of such staff has no significant impact on the risk profile. The application of these criteria takes into account the total remuneration awarded in the previous financial year, or the remuneration established by the applicable rules at all times.
The Identification Process is updated during the year and takes all BBVA and BBVA Group personnel into consideration, respectively, allowing the inclusion of personnel in the Identified Staff who meet or are likely to meet the qualitative criteria established under applicable law for at least three months out of a given financial year.
The Group Entities actively participate in the Identification Process carried out by BBVA, providing all the information necessary in order to adequately identify the personnel having a significant impact on the Group's risk profile.
In accordance with the Identification Process previously indicated, at the year-end 2023 a total of 334 Risk Takers, of which:
•174 were identified both at BBVA Group level and at individual level in BBVA,
•146 are only identified at BBVA Group level, and
•14 are only identified at individual level in BBVA.
These include:

•Members of the BBVA Board of Directors6.
•Members of BBVA Senior Management.
•Risk Takers by function: comprised by those members that carry out the functions that correspond to the qualitative criteria established under Article 32.1 of Act 10/2014 and Delegated Regulation 2021/923/EU, as well as those Risk Takers identified according to internal Bank criteria based on Rule 38 of Bank of Spain Circular 2/2016.
•Risk Takers by remuneration: composed of those employees who meet the quantitative criteria of Article 32.1 of Act 10/2014 and Delegated Regulation EU 2021/923/EU.
The total number of Risk Takers identified in the 2023 financial year, which, as indicated above, was 334 persons, has increased with respect to the total number of members identified in 2022, which was 320 persons. The increase is mainly due to the fact that, for the purposes of applying the quantitative criteria, the total remuneration awarded in the previous financial year is taken into consideration, which, in 2023, includes the Annual Variable Remuneration for the 2021 financial year, while in 2022, it included the Annual Variable Remuneration for the 2020 financial year, which was waived, in whole or in part, by certain members of the Identified Staff, as a gesture of responsibility and commitment in view of the exceptional circumstances arising from the COVID-19 crisis.
Notwithstanding the foregoing, BBVA will adapt the composition of the Identified Staff, including the categories of professionals deemed necessary at any time, in accordance with the requirements established for that purpose under the terms of applicable regulations.

6 As regards non-executive directors, they are identified as Risk Takers under article 32.1 of Act 10/2014, although as specified in section 6.3 of this document, they have a specific system of remuneration, different from that applicable to executive directors, and do not receive variable remuneration.

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6.3.Key features of the remuneration system
As indicated in section 6.1, the Board of Directors, at the proposal of the Remuneration Committee, approved in the 2023 financial year a new update of the BBVA Group's General Remuneration Policy, which has been applicable during the 2023 financial year, including the particularities applicable to the remuneration system for the Identified Staff, as well as the Identification Process described in section 6.2 above.
The BBVA Group General Remuneration Policy is geared toward the recurring generation of value for the Group, the alignment of the interests of its employees and shareholders, prudent risk management and the development of the strategy defined by the Group.
This policy is one of the elements devised by the Board of Directors, as part of the Bank's Corporate Governance System, to promote proper management and oversight of the Institution and its Group, and is based on the following principles:
•long-term value creation;
•results attained through sound and responsible risk-taking;
•attracting and retaining the best professionals;
•rewarding the level of responsibility and professional career;
•ensuring internal equity and external competitiveness and equal pay for men and women;
•encouraging responsible conduct and fair treatment of customers, as well as avoiding conflicts of interest; and
•ensuring transparency of the remuneration model.
Based on the general principles above, BBVA has defined the Group's General Remuneration Policy, taking into account both compliance with the legal requirements applicable to credit institutions and to the different sectors in which the Group operates, and alignment with best market practices, including arrangements devised to reduce exposure to excessive risks and align remuneration with the Group's strategy, objectives, values and long-term interests.
Thus, according to these principles, the Policy:
•contributes to the business strategy of BBVA and its Group, and to the achievement of its objectives, values and interests, as well as value creation and long-term sustainability;
•is compatible with and promotes sound and effective risk management and does not provide incentives to assume risks that exceed the level tolerated by the Institution or the BBVA Group, in a manner that is consistent with the BBVA Group's risk strategy and culture;
•is clear, comprehensible and transparent, with a simple wording that enables the understanding of the different components making up remuneration and the conditions for the accrual, award, vesting and payment thereof. To that end, it distinguishes clearly between the criteria for determining fixed remuneration and variable remuneration and is transparent as regards the setting of objectives and parameters for their calculation;
•It includes a competitive remuneration system, with the aim of attracting and retaining the best professionals and adequately rewarding the duties performed;
•is gender neutral, as it reflects equal compensation for the same duties or duties of equal value and does not establish any difference or discrimination on the basis of gender;
•includes measures to avoid conflicts of interest, promoting the independence of judgement of persons involved in decision-making and in the oversight and control of management and the establishment of remuneration systems, incorporating predetermined calculation rules that avoid discretion in their application; and
•pursues that remuneration is not based solely or primarily on quantitative criteria, taking into account appropriate qualitative criteria, which reflect compliance with applicable regulations.
In accordance with the above, the remuneration system generally applicable to all BBVA Group staff comprises the following:
a)A fixed remuneration, which takes into account the level of responsibility, the functions carried out and the professional career of each employee, under the principles of internal equity and the market value of the function, constituting a significant portion of the total pay. The award and amount of fixed remuneration are based on predetermined objective and non-discretionary criteria.
b)A variable remuneration, consisting of payments or allowances in cash or in kind, in addition to fixed remuneration, which depend on variable parameters and which includes both the annual variable remuneration corresponding to the corporate model and, if applicable, other variable incentive schemes and any other variable component that BBVA or the Group's entities, at

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any given time, may grant to their personnel or to certain groups of employees.
In no case will variable remuneration limit the ability of the Group to strengthen its capital base in accordance with regulatory requirements and it shall consider current and future risks as well as the costs of the necessary capital and liquidity, reflecting a performance that is sustainable and adapted to risk.
Guaranteed variable remuneration will only be awarded on an exceptional basis, in accordance with the terms established under applicable regulations, and only, where applicable, for newly hired staff, limited to the first year of employment.
Within this remuneration model for general application, the BBVA Group General Remuneration Policy includes certain special provisions, applicable, on the one hand, to staff exercising control functions and, on the other hand, to staff exercising functions related to the sale of products and the provision of services to clients. Thus:
i.Staff who perform control functions are independent from the units they supervise, have the necessary authority and are remunerated according to the achievement of targets associated with their duties, regardless of the results of the areas they supervise, thereby avoiding potential conflicts of interest.
In order to strengthen the independence and objectivity of these functions, and to reflect the nature of their responsibilities, the fixed element of their remuneration has a greater weight than the variable element.
Likewise, in the weighting established for the calculation of the Annual Variable Remuneration of employees exercising control functions, the Area and Individual components will have a greater weight than that established for the Group component.
The remuneration of the members of BBVA's Senior Management in independent control functions is directly supervised by the Remuneration Committee, as is the case with the rest of the members of BBVA's Senior Management, as the Board of Directors is the body responsible for establishing the basic conditions of their contracts.
Moreover, the Board of Directors, on the proposal of the BBVA Remuneration Committee following prior analysis by the Audit Committee and the Risk and Compliance Committee, respectively, is responsible for determining the targets and performance evaluation of the global heads of the Internal Audit and Regulation & Internal Control functions or for the analogous functions that may be established at any given time.
ii.The design and implementation of the remuneration of the Group staff involved in the provision of services to clients, watches for the protection of their interests and the quality of the services provided, so that:
•responsible business conduct and fair treatment of clients is fostered;
•no incentives should be established that could induce staff to put their own interests or those of BBVA Group first, in possible opposition to the interests of their clients;
•remuneration is not primordially or exclusively linked to the sale of a product, or a category or specific type of product, such as products that are more lucrative for the institution or employee, when there are others more in line with client needs; and that this objective is not set as that with the greatest weight in the remuneration package; and
•an appropriate balance is maintained between the fixed and variable elements of the remuneration.
Moreover, BBVA and the Group Entities directly subject to the customer protection regulations must comply with the specific remuneration requirements established at any time, as well as with any other regulations applicable to this group.
Pursuant to the legal requirements established by Act 10/2014 and its regulatory implementation, the BBVA Group General Remuneration Policy defines specific rules applicable to the Identified Staff, in accordance with the regulations and recommendations applicable to remuneration schemes for these employees.
As stated in Section 6.1. above, in 2023, the Board of Directors, at the proposal of the Remuneration Committee and after analysis by the Risk and Compliance Committee, has deemed it appropriate to approve a new update of the BBVA Group's General Remuneration Policy, in order to implement a new variable remuneration model for the entire Identified Staff, including executive directors and the rest of BBVA's Senior Management, which, as the main new feature, introduces a long-term variable component that forms part of their Annual Variable Remuneration, fostering a greater alignment of their remuneration with the performance of the Bank and with the prudent and effective management of long-term risks.
The result is a remuneration system for Identified Staff focused specifically on aligning their remuneration with the risks, and also the long-term objectives and interests of BBVA and its Group, whose fundamental characteristics are the following:

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•Balance between the fixed and variable components of the total remuneration, in line with that established in the applicable regulations, with the fixed remuneration constituting a sufficiently high part of the total remuneration and allowing a fully flexible policy regarding the payment of variable components, which may cause them to be reduced, even in their entirety, where appropriate.
The theoretical relative proportion between the main fixed and variable components of remuneration has been established taking into account the type of functions carried out by each beneficiary (business, support or control) and, consequently, their impact on the risk profile, adapted in each case to the reality of the different Group Entities or functions.
•The variable element of remuneration for a financial year (understood as the sum of all variable remuneration) shall be limited to a maximum amount of 100% of the fixed element (understood as the sum of all fixed remuneration) of the total remuneration, unless the BBVA General Shareholders' Meeting resolves to increase this percentage to a maximum of 200%. As explained in detail in section 6.7 of this report, the BBVA General Shareholders' Meeting held on March 17, 2023, authorized the increase in the maximum limit to 200% for a maximum of 281 Risk Takers.
•Within the framework of the BBVA Group's corporate variable remuneration model, the members of the Identified Staff have an Annual Variable Remuneration that is aligned with the Group's results and the achievement of its strategy, considering the risk incurred, and is comprised of a Short-Term Incentive and a Long-Term Incentive.
In order to ensure alignment and linkage to results and long-term sustainability, the Annual Variable Remuneration corresponding to each financial year will not be accrued or will be reduced in its accrual if certain profit and capital ratio levels, which are approved annually by the Board of Directors upon proposal of the Remuneration Committee, are not reached.
The Short-Term Incentive, in line with the corporate variable remuneration model applicable to the rest of the Group's employees, is awarded annually, reflects performance measured through the achievement of objectives aligned with the risk incurred and is calculated on the basis of:
i.Group, area and individual metrics or indicators (financial and non-financial) measured on an annual basis, which take into account the strategic priorities defined by the Group, as well as current and future risks (the "Annual Indicators");
Each function within the organization is assigned a weighting or slotting that determines the extent to which the Annual Variable Remuneration is linked to the performance of the Group, the area or the individual. The weighting of each of these components ("Group, Area and Individual") depends on how closely the function is linked to the overall strategy of the Group and the area.
ii.the corresponding achievement scales to be established, according to the weighting attributed to each Annual Indicator and based on the objectives established for each one of them; and
iii.a Target Short-Term Incentive, which represents the amount of the Short-Term Incentive if 100% of the pre-established objectives are achieved (hereinafter, the "Target STI").
Once the financial year is closed, the result of each Annual Indicator will be compared with its target and, depending on its degree of achievement and applying the corresponding scales and according to the weighting assigned to each indicator, the amount of the Short-Term Incentive will be calculated, which may be between 0 and 150% of the Target STI.
The Annual Indicators are aligned with the most relevant management metrics and with the strategic priorities defined by the Group. Therefore, the Annual Indicators for the calculation of the 2023 STI of the Identified Staff are as follows:

Table 87. 2023 short term annual indicators

Weight
Financial indicators
Attributable Profit	20%
RORC	20%
Efficiency ratio	20%
Non-financial indicators
Net Promoted Score (NPS)	15%
Target customers	15%
Mobilization of sustainable financing	10%
The Long-Term Incentive reflects the performance over a multi-year horizon and the determination of its final amount is conditioned to the fulfillment of a series of long-term objectives that make it possible to evaluate the results and the fulfillment of the Group's long-term strategy.
The Long-Term Incentive of the members of the Identified Staff will only be awarded in the event that the Group reaches the profit and capital ratio thresholds approved annually by the Board of Directors for the accrual of the Annual Variable

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Remuneration. Once the year has ended and the level reached with respect to these profit and equity thresholds has been verified, the initial award of the Long-Term Incentive will take place at its maximum theoretical amount.
The final Long-Term Incentive amount will be calculated by taking as a reference the Target Long-Term Incentive determined for each member of the Identified Staff (the "Target LTI"), which represents the amount of the Long-Term Incentive in the event that 100% of the pre-established objectives are achieved, and based on:
i.financial and non-financial metrics or indicators with three-year objectives that take into account the strategy defined by the Group and the creation of long-term value (the "Long-Term Indicators");
The indicators for calculating the Long-Term Incentive for the 2023 financial year include a Portfolio Decarbonization indicator that will measure the degree of compliance with the decarbonization objectives of a series of sectors for which the Bank publishes specific objectives, and which is therefore directly related to the BBVA Group's strategic priority of helping customers in the transition to a sustainable future and with the objectives assumed by the Bank in terms of climate action. Additionally, a social indicator is included that will measure the performance of the percentage of women in management positions in the BBVA Group, which is fully aligned with the strategic priority of having the best, most engaged and diverse team, guided by the Bank's Purpose and its values and behaviors, and with a talent development model that provides growth opportunities for all.
ii.the corresponding achievement scales, according to the weighting attributed to each Long-Term Indicator.
The final amount of this incentive may be between 0 and 150% of the Target LTI.
The approved Long-Term Indicators for the calculation of the Identified Staff's 2023 LTI are as follows:

Table 88. 2023 Long term annual Indicators

Indicator	Weight
Financial indicators
Tangible Book Value (TBV) per share	40%
Relative Total Shareholder Return (TSR)	40%
Non financial indicators
Decarbonisation of the portfolio	15%
Percentage of women in management positions	5%
* With targets as of December 31, 2026, taking into account the evolution of these indicators since January 1, 2023.
The sum of the STI and LTI amounts awarded constitutes the Annual Variable Remuneration or AVR for the year for each member of the Identified Staff.
•The Annual Variable Remuneration of the members of the identified staff will be subject to the following consolidation and payment rules:
–Once the Annual Variable Remuneration has been awarded, in the financial year following the one to which it corresponds, a percentage of the Identified Staff's Annual Variable Remuneration (not exceeding 40% for executive directors, members of BBVA's Senior Management and those members of the Identified Staff with particularly high variable remuneration amounts, and no more than 60% for the rest of the Identified Staff) will be vested and paid, if the conditions are met, normally in the first quarter of the financial year following the year to which the Annual Variable Remuneration corresponds (the "Upfront Portion" of the Annual Variable Remuneration). The Upfront Portion will be comprised exclusively of a percentage of the Short-Term Incentive.
–The remaining portion - and at least 60% for executive directors, members of BBVA's Senior Management and those members of the Identified Staff with particularly high variable remuneration amounts, and at least 40% for the rest of the Identified Staff - will be deferred for a period of 4 years (the "Deferred Portion" of the Annual Variable Remuneration or the "Deferred Annual Variable Remuneration"). Notwithstanding the foregoing, for executive directors and members of BBVA's senior management the deferral period will be 5 years.
In both cases, the Deferred Portion will be paid, if the conditions are met, after the expiration of each of the deferral years and will not be paid more promptly than on a pro rata basis.
Within such deferral period, the portion of the AVR corresponding to the Long-Term Incentive will only begin to be paid after the expiration of the target measurement period of the Long-

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Term Indicators, the result of which is conditional on the determination of its final amount. Thus, this incentive will be part of the Deferred Annual Variable Remuneration of each member of the Identified Staff.
–Both the Upfront Portion and the Deferred Portion of the Annual Variable Remuneration of each member of the Identified Staff will be paid 50% in cash and 50% in BBVA shares or in instruments linked to BBVA shares. For executive directors and members of BBVA's Senior Management, the Deferred Portion will be paid 40% in cash and 60% in BBVA shares and/or in instruments linked to BBVA shares.
In accordance with the foregoing, a portion of the Deferred Variable Remuneration in shares may be delivered in the form of options on BBVA shares.
–The shares or instruments received as Annual Variable Remuneration will be unavailable for one year from the date of delivery. The foregoing shall not apply to the shares to be disposed of, as the case may be, to meet the tax obligations arising from the delivery of the shares and/or instruments.
–To ensure that the Annual Variable Remuneration relates to the performance of the Group's risks, the Deferred Portion will be subject to possible ex post risk adjustments, such that it will not vest or may be reduced, if certain capital and liquidity thresholds are not met.
This ensures that payment is only made if it is sustainable based on the Bank's ability to pay, based on its capital and liquidity position at any given time.
–Furthermore, up to 100% of the Annual Variable Remuneration of each member of the Identified Staff corresponding to each financial year, both in cash and in shares or instruments, shall be subject to clauses of reduction of the variable remuneration (malus) and recovery of the variable remuneration already satisfied (clawback), both linked to a deficient financial performance of the Bank as a whole or of a specific division or area or of the exposures generated by a member of the Identified Staff, when such deficient financial performance is derived from any of the following circumstances:
a)Misconduct, fraud or serious infringement of the Code of Conduct and other applicable internal regulations by an Identified Staff member.
b)Regulatory sanctions or judicial convictions due to events that could be attributable to a specific unit or to personnel responsible for such events.
c)Significant failure of risk management committed by the Bank or by a business or risk control unit, to which the wilful misconduct or gross negligence of an Identified Staff member was a contributing factor.
d)Restatement of the Bank’s annual financial statements, except where such restatement is due to a change in applicable accounting legislation.
For this purpose the Bank shall compare the performance assessment carried out for the Identified Staff member with the ex post behaviour of some of the criteria that contributed to achieve the targets.
Both the malus and clawback clauses shall apply to both the cash portion and the share or instrument portion of the Annual Variable Remuneration corresponding to the year in which the event giving rise to the application of the clause occurred, and shall be in force during the period of deferral and unavailability of the shares or instruments applicable to such Annual Variable Remuneration.
However, in the event that the above circumstances result in a dismissal or termination due to a serious and culpable breach of duties of the member of the Identified Staff, the reduction mechanisms may be applied to the whole of the Deferred Annual Variable Remuneration of previous years pending payment at the date on which the decision of dismissal or termination is adopted, depending on the damage caused.
Moreover, if the above circumstances, regardless of the financial impact caused, create a relevant reputational damage to the Bank, the malus and clawback arrangements may also apply to the Annual Variable Remuneration, including the amounts deferred from previous financial years, whose payment corresponds to or has taken place in the financial year in which the damage is revealed.
In any case, the Annual Variable Remuneration will only vest or be paid if it is sustainable according to the Group's situation as a whole, and justified based on the results of the Bank, the business unit and the Identified Staff member concerned.

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In addition to the foregoing, the malus and clawback mechanisms shall apply to the variable remuneration received by members of BBVA's Senior Management when the Bank is required to restate the accounting to correct an error that would have resulted in the award and/or payment of variable remuneration that was erroneously calculated, if the clawback of such remuneration is required under the policy adopted by the Bank in compliance with the standard approved by the New York Stock Exchange pursuant to Section 10D of the Securities Exchange Act of 1934.
In this case, the reduction and recovery mechanisms will apply to any erroneously calculated variable remuneration received by the members of BBVA's Senior Management to whom the Dodd-Frank Recoupment Policy applies during any of the three financial years immediately prior to the date on which the Bank is required to make the aforementioned restatement.
–The cash amounts of the Deferred Portion of the Annual Variable Remuneration finally vested shall be subject to restatement, applying the consumer price index (CPI) measured as a year-on-year change in prices or any other criteria established for this purpose by the Board of Directors for the same purpose.
–Identified Staff members may not use personal hedging strategies or insurance related to Annual Variable Remuneration and liability that undermine the effects of alignment with prudent risk management.
–In the event of termination of the contractual relationship of a member of the Identified Staff prior to the award of the Annual Variable Remuneration, such member shall be entitled to receive, if the conditions for such termination are met, the proportional part of such remuneration (comprising both the Short-Term Incentive and the Long-Term Incentive), calculated pro rata to the time of rendering services in such year and being subject, in any case, to the same rules of accrual, award, vesting and payment that would be applicable if the member of the Identified Staff had remained in active service, in accordance with the rules described above. The above will not be applicable to cases where the termination of the contractual relationship is due to a voluntary resignation or lawful dismissal, in which cases the employee shall not be eligible for Annual Variable Remuneration.
In any case, the payments, both in cash and in shares or instruments, to be made to the members of the Identified Staff corresponding to the deferred amounts of the Annual Variable Remuneration for financial years prior to that in which the termination of their contractual relationship takes place, shall continue to be subject to the vesting and payment rules (including deferral periods and potential ex post adjustments) provided in the remuneration policies applicable in the financial year to which they correspond, in such a way that the termination of the contractual relationship shall not constitute a condition for the prepayment of such remuneration.
–In the event that the members of the Identified Staff were entitled to receive any other remuneration item, other than the Annual Variable Remuneration, which would be considered as variable remuneration, such variable remuneration shall be subject to the rules of accrual, award, vesting and payment that are applicable in accordance with the configuration of the remuneration item itself and with its nature and, in any case, the requirements of the applicable regulations at any time shall be complied with.
–In particular, the retention bonuses to which members of the Identified Staff may have the right to under their contracts, will be considered variable remuneration and subject to the conditions established for them under the applicable regulations. Thus, they will comply with the requirements regarding payment in shares or instruments, deferral and withholding rules, ex post adjustments for risk and application of malus and clawback clauses established for Annual Variable Remuneration in the Policy and, in the same way as Annual Variable Remuneration, they will count as variable remuneration for the purposes of calculating the ratio between fixed and variable remuneration. In any case, the retention bonuses must be duly justified and will be awarded once the retention periods have expired.
–In addition, BBVA's Directors' Remuneration Policy includes additional restrictions on the transferability of shares derived from the settlement of the variable remuneration of executive directors. Specifically, it establishes that once the BBVA shares or instruments linked to BBVA shares have been received, they may not be transferred until a period of at least three years has elapsed, except in the case in which the director in question maintains, at the time of the transfer, a net economic exposure to the variation in the price of the shares for a market value equivalent to an amount of at least twice his Annual Fixed Remuneration through the ownership of shares, options or other financial instruments. The foregoing shall not apply to shares that the director needs to dispose of in order to meet the costs related to their acquisition or, subject to the favorable opinion of the Remuneration Committee, to meet extraordinary situations that may arise.

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–Moreover, in accordance with the provisions of BBVA Group General Remuneration Policy and in line with applicable regulations, payments to members of the Identified Staff due to early termination of a contract will be based on the results obtained over time. In no case shall bad results or inappropriate conduct be rewarded, and payments may not be awarded in cases where there have been clear and serious infringements that justify the immediate termination of the contract or the dismissal of the Identified Staff member. With regard to BBVA directors, the Bank has no commitments to make severance payments.
As regards the pension policy, this shall remain compatible at all times with the Group's long-term business strategy, objectives, values and interests. To this end, BBVA has a pension system which is arranged on the basis of geographic areas and coverage offered to different groups of employees. These groups have been formed according to parameters that, among others, include, origin (meaning the Entity of the Group in which the employees initiated the employment relationship); date of entry; and the level or category of responsibility within the organization.
In general, BBVA's pension schemes to cover the retirement contingency are defined-contribution. Contributions to the Group's employee pension schemes are made within the framework of relevant labour law and individual or group agreements applicable to each Group Entity, sector or geographic area.
The scope of the system (cover for retirement, death and disability) for each group is defined in consideration of the three factors mentioned above.
The basis for the calculation of the benefits described (commitments for retirement, death and disability) are established using fixed annual amounts; there are no temporary fluctuations derived from variable components or Individual results.
However, in accordance with Bank of Spain Circular 2/2016, 15% of the annual contributions covering the retirement contingency of the members of Senior Management of BBVA shall be considered "discretionary pension benefits" and therefore shall depend on variable components and be subject to the conditions established for these instruments in the aforementioned Circular.
To comply with the above, the annual amount of the "discretionary pension benefits" will be determined by reference to the result of the Annual Variable Remuneration awarded in each financial year and the following rules will apply:
–They shall form part of the total amount of variable remuneration for the purposes of the maximum limit between fixed and variable remuneration;
–They shall be paid in full in BBVA shares;
–They shall be subject to a five-year withholding period from the date on which the beneficiary ceases to render services to the Bank for any reason; and
–During the aforementioned five-year withholding period, the Bank may apply, if the corresponding conditions are met, the malus and clawback arrangements applicable to Annual Variable Remuneration.
More detailed information on the implementation of the pension obligations for executive directors and other members of senior management in the 2023 financial year can be found in Note 54 of the Annual Report of the BBVA Group's Consolidated Financial Statements for the 2023 financial year, available on the Bank's corporate website (www.bbva.com).
The detailed description of the remuneration system applicable to BBVA directors in 2023 is included in the BBVA Directors' Remuneration Policy, and its implementation during the year is included in the BBVA Annual Report on Directors' Remuneration for the 2023 financial year, both documents being available on the Bank's corporate website (www.bbva.com).
As set out in those documents, in the case of the non-executive directors, they do not receive variable remuneration; they receive a fixed annual amount in cash as members of the Board and of the various committees, where applicable, as well as for the performance of any other functions or responsibilities that may be attributed to them in the framework of the Bank's Corporate Governance System. The amount of annual fixed allowance for each of the above positions or functions is set by the Board of Directors, at the proposal of the Remuneration Committee, depending on the nature of the assigned functions and the dedication and responsibility required from each director.
In addition, the Bank has a remuneration system in BBVA shares with deferred delivery to non-executive directors, which has been approved by BBVA General Shareholders' Meeting. This remuneration system comprises the annual allocation to non-executive directors of a number of theoretical shares of the Bank, which are to be effectively delivered on the date of their removal as directors for any reason except for a serious breach of their duties.
The annual number of theoretical shares allocated to each non-executive director shall be equivalent to 20% of their annual fixed allowance in cash received by each in the previous financial year, according to the average closing prices of the BBVA share during the 60 trading sessions prior to the General Shareholders' Meetings approving the corresponding financial statements for each financial year.
The shares delivered by BBVA to directors and employees as part of variable remuneration or other

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remuneration systems form part of its treasury stock, so their delivery does not entail any dilution for shareholders.

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6.4.Information on the connection between the remuneration of the Identified Staff and the Group's performance
As explained in the preceding sections, the BBVA Group's General Remuneration Policy provides for members of the Identified Staff to receive an Annual Variable Remuneration, comprising a Short-Term Incentive and a Long-Term Incentive, the accrual of which is subject to ex ante adjustments and the amount of which is calculated on the basis of the fulfillment of certain objectives established for both the Annual and Long-Term Indicators, which serve, respectively, to calculate both incentives in accordance with the scales and weightings associated with each one of them. In this way, the amount of variable remuneration received by the members of the Identified Staff is directly linked to the results of the BBVA Group and varies according to them.
Likewise, the amount of the Short-Term Incentive of the members of the Identified Staff, with the exception of the executive directors, also takes into account the degree of achievement of the strategic objectives (financial and non-financial) set annually at the Area level and those of each Individual. Accordingly, the Group, Area and Individual Annual Indicators used to calculate the Short-Term Incentive have a respective associated weighting (slotting), which, in each case, is established according to the degree to which the function is linked to the objectives of the Group, Area and the individual, respectively.
The level of achievement of the Group's financial and non-financial indicators for incentive purposes is detailed below:

Table 89. Financial indicators - 2023 Level of achievement

	2023				2022
Annual Financial Indicators	Weight (1)	Goal	Result (2)	Level of attainment	Weight (3)	Goal (4)	Result (2)	Level of attainment
Attributed result	20%	7.124 mill. €	8.019 mill. €	138%	10%	4.661 mill. €	6.381 mill. €	150%
RORC	20%	17%	18%	123%	10%	13%	15%	150%
Efficiency ratio	20%	44%	42%	137%	10%	45%	43%	131%
Tangible book value per share (TBV per share) (5)	n.a.	n.a.	n.a.	n.a.	10%	7,28 €	7,64 €	115%
Gross margin	n.a.	n.a.	n.a.	n.a.	10%	20.182 mill €	24.890 mill. €	150%
(1) Weights set for the 2023 Annual Variable Remuneration of the BBVA Group staff, including executive directors.
(2) Results approved for incentive purposes. In the case of AVR 2022, they do not include the impact generated by the Turkish takeover bid or by the BBVA office repurchase operation in Spain.
(3) Weights set for the 2022 Annual Variable Remuneration of the BBVA Group staff, excluding executive directors.
(4) The 2022 targets were set above the analyst consensus at the time and were in line with the existing economic outlook.
(5) In the case of TBV per share, there are two objectives: one linked to growth (budget target) and the other linked to value creation, which is the one used for incentive purposes (shown in the table). In 2022, the budget target was EUR 6.80 per share.

Table 90. Non financial indicators - 2023 Level of achievement

	2023				2022
Annual Non-financial Indicators	Weight (1)	Goal (2)	Result	Level of attainment	Weight (3)	Goal (2)	Result	Level of attainment
Net Recommendation Score (NRS)	15%	100%	109%	109%	10%	100%	108%	108%
Mobilization of sustainable financing (4)	10%	55,004 mill. €	68,218 mill. €	150%	10%	32,146 mill. €	40,643 mill. €	150%
Target customers	15%	100%	98%	98%	10%	100%	111%	111%
Digital sales	n.a.	n.a.	n.a.	n.a.	10%	100%	110%	110%
Transactional engagement of corporate clients	n.a.	n.a.	n.a.	n.a.	10%	100%	112%	112%
(1) Weights set for the 2023 Annual Variable Remuneration of the BBVA Group staff, including executive directors.
(2) For the indicators IReNe, Target Customers and Digital Sales, objectives have been established at the country level. The Group achievement for these indicators is calculated as the average weighted by the net margin of the achievements obtained by the countries.

(3) Weights set for the 2022 Annual Variable Remuneration of the BBVA Group staff, excluding executive directors.
(4) In 2023, this indicator incorporates the sustainable business channeling related to inclusive growth, which in 2022 was not included for incentive purposes. On the other hand, the result of the "2025 Goal" announced by the Bank for channeling sustainable business does not coincide with the result for incentive purposes, since the latter does not take into account the activity of the BBVA Microfinance Foundation.

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In the 2023 financial year, the BBVA Group has reported a net attributable profit of €8,019 million, which represents an increase of 26% with regard to the previous year. This good performance is largely due to a very positive performance of the recurrent income, with an evolution of the operating expenses in similar terms to that of the inflation the Group’s footprint and a more normalized level of provisions than in previous years. This same figure is the one that has been taken into consideration for incentive purposes.
The positive drive of the recurrent income, due to the activity and the improvement of the spreads, has not only driven the Group’s profit but it has also led to a new improvement of the efficiency ratio, as well as to an annual progress in the level of profitability (measured by the RORC).
Likewise, in 2023, the Bank has channelized sustainable business for a total of €68,218 million geared toward the fight against climate change and the drive of inclusive growth, which equally positions the result of the Mobilization of sustainable financing indicator above the established target. This result, which is the one taken into consideration for incentive purposes, does not include activity of the Fundación Microfinanzas BBVA.
Meanwhile, the result of the NPS indicator has been above the established target while the one of the Target Customers indicator has been slightly below the established target mainly due to the performance of some countries and of the SMEs’ segment.
Performance in 2023 has been exceptional notwithstanding the fact that the targets were particularly ambitious, clearly above those considered by the consensus of analysts when they were set.
Thus, the Annual Variable Remuneration of the members of the Identified Staff is linked, among others, to the financial and non-financial results of the Group all within the framework and in accordance with the rules of the remuneration system indicated in section 6.3 of this report:

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6.5.Description of the criteria used to take into consideration present and future risks in the remuneration processes
BBVA Group promotes the development of a risk culture at all levels in the organization through its Corporate Governance System. Thus, BBVA's Corporate Bodies have provided the Group with a set of general policies and management and control basic guidelines, that allow for integrated and consistent management and supervision across the Group, highlighting among these guidelines the Risk Appetite Framework and the general policies on risk management by risk type.
The BBVA Group General Remuneration Policy forms part of the elements designed by the Board of Directors, as part of the Corporate Governance System, to promote adequate management and supervision of remuneration in the BBVA Group. Among the principles inspiring it, is the achievement of the results based on a prudent and responsible risk assumption.
Thus, in line with what has been set out in section 6.3 of this report, the remuneration policy applicable to executive directors, the rest of members of Senior Management and the rest of the Identified Staff features a number of specific elements which make their remuneration take into account current and future risks for the Bank, promoting their prudent and effective management, and not offering incentives to assume risks that exceed the level tolerated by the Institution or the Group, consistently with the risk strategy and culture of the BBVA Group.
In particular, the Bank's remuneration policies establish:
–Balance between the fixed and variable components of total remuneration;
–Ex ante adjustments, compliance with which is verified prior to the accrual and award of the Annual Variable Remuneration;
–Both annual and long-term financial and non-financial indicators to evaluate the results, which take account both current and future risks, and the strategic priorities defined by the Group;
–Consideration, in the measurement of performance, of financial and non-financial measures that value both the individual management aspects and the objectives of the area and the Group;
–Greater weight assigned to the objectives related to specific functions in the measurement of the performance of the members with control functions, and greater weight of the fixed remuneration over their total remuneration, in both cases, to reinforce the independence and objectivity of these functions;
–Establishment of at least 50% of the Annual Variable Remuneration in BBVA shares or instruments linked to BBVA shares;
–Deferral rules designed so that a substantial portion of the Annual Variable Remuneration (at least 60% in the case of executive directors, other members of BBVA's Senior Management and members of the Identified Staff with particularly high variable remuneration; and at least 40% in all other cases) is deferred over time, thus taking into account the economic cycle and business risks.
–Inclusion of possible ex post adjustments for risk linked to the results of capital and liquidity indicators, so that if the thresholds established for each of them are not met, the Deferred Portion of the Annual Variable Remuneration to be paid each year may be reduced, even in full, thus guaranteeing that the payment is only made if it is sustainable in terms of the Bank's payment capacity, based on its capital and liquidity situation at any given time.
–Mandatory retention periods for the shares or instruments derived from the Annual Variable Remuneration, so that the beneficiaries cannot freely dispose of them until one year has passed from the date of delivery, except for those shares that must be disposed of to meet the payment of tax obligations derived from the delivery of the shares or instruments.
–Prohibition of carrying out personal hedging strategies or insurance related to the remuneration and liability;
–Limitation of the variable component of the remuneration for the year to 100% of the fixed component of the total remuneration, unless the General Shareholders' Meeting of BBVA authorizes the application of a maximum ratio of 200% for certain members of the Identified Staff, as explained in detail in section 6.7 of this report.
–Submission of the total Annual Variable Remuneration to malus and clawback clauses during the entire period of deferral and unavailability, under the terms indicated in Section 6.3.

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6.6.Main parameters and the motivation of any component of possible variable compensation plans and other non-cash advantages
The main parameters and motivation behind the components of the variable remuneration plans of the Identified Staff have been set out in the previous sections of this report.
6.7.Ratios between fixed and variable remuneration of the Identified Staff
As indicated in section 6.3 above, in the total remuneration of the Identified Staff, the fixed and variable components are duly balanced in line with the provisions of the applicable regulations, with the fixed remuneration constituting a sufficiently high part of the total remuneration and allowing a fully flexible policy with regard to the payment of the variable components, which may lead to their reduction, if necessary, to their entire amount.
The theoretical relative proportion between the main fixed and variable components of the Identified Staff's remuneration is established taking into account the type of functions performed by each beneficiary (business, support or control) and, consequently, their impact on the risk profile, adapting in each case to the reality existing in the different Group Entities or functions in which the members of the Identified Staff carry out their activity.
To this end, the Bank has defined target ratios or paymix between the main components of fixed and variable remuneration, which take into account both the function performed by each member of the Identified Staff as well as their impact on the risk profile.
Regardless of the foregoing, the variable element of the Identified Staff's remuneration corresponding to a financial year (understood as the sum of all remuneration of a variable nature) shall be limited to a maximum amount of 100% of the fixed element (understood as the sum of all fixed remuneration) of the total remuneration, unless the General Shareholders' Meeting of BBVA resolves to raise such percentage up to a maximum of 200%, all in accordance with the procedure and requirements established in the applicable regulations.
In this regard, the General Meeting held on March 17, 2023 resolved to increase the maximum level of the variable component of remuneration up to a maximum of 200% of the fixed component of total remuneration for certain members of the Identified Staff, in the terms indicated in the report issued for this purpose by the
Board of Directors dated February 9, 2023. Thus, the BBVA’s Board of Directors submitted the following proposed resolution to the General Meeting:
"For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26 on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have significant impact on the risk profile of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) or its Group, enabling subsidiaries of to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of the Bank, on February 9, 2022, and which has been made available to shareholders as of the date on which the General Meeting was convened.”
This resolution was approved by the BBVA General Shareholders' Meeting for a maximum of 281 Risk Takers, with a favourable vote of 98.05% of the capital present or represented at said General Shareholders' Meeting.
The proposal submitted to the General Shareholders' Meeting included the detailed recommendation of the Board, explaining the reasons and scope of the resolution proposed to the General Meeting, and included the number of persons affected, their positions, as well as the expected effect on maintaining a solid capital basis, taking into account the considerations established by the competent authority as regards dividend distribution policies.
As reflected in the Board’s Report, the persons for whom approval of the higher level of remuneration for 2023 financial year was requested performed one of the following functions:
•Members of the BBVA Board of Directors.
•Members of BBVA Senior Management.

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•Members of the Identified Staff who perform their functions in the business areas of Spain, the United States, Mexico, Turkey, countries of South America, and Corporate and Investment Banking (CIB).
•Identified Staff members who perform their functions in corporate support areas, working globally for the Group as a whole, without being attached to a business area, including activities focused on digital transformation.

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6.8. Quantitative information on remuneration of the Identified Staff
After year-end 2023, the Annual Variable Remuneration corresponding to the members of the Identified Staff for said financial year was calculated in accordance with the results obtained (described in Section 6.4 above).
In accordance with the vesting and payment system of the Annual Variable Remuneration for 2023 financial year applicable to members of the Identified Staff:
•The Upfront Portion is vested and paid, if the conditions are met, in the first quarter of 2024 financial year, in a percentage not exceeding 40% in the case of the executive directors, members of Senior Management of BBVA and those members of the Identified Staff with particularly high variable remuneration amounts, and no more than 60% for the remaining members of the Identified Staff. The Upfront Portion will be comprised exclusively of a percentage of the Short-Term Incentive.
•The Deferred Portion, at least 60% for executive directors, members of BBVA's Senior Management and those members of the Identified Staff with particularly high variable remuneration amounts, and at least 40% for the rest of the Identified Staff, will be paid, if conditions are met, once each of the deferral years has elapsed and no more promptly than on a pro rata basis. The deferral period will be 5 years for executive directors and members of the Senior Management and 4 years for the rest of the Identified Staff.
Within such deferral period, the portion of the Annual Variable Remuneration corresponding to the Long-Term Incentive will only begin to be paid after the expiration of the target measurement period of the Long-Term Indicators, the result of which is conditional on the determination of its final amount. Thus, this incentive will be part of the Deferred Annual Variable Remuneration of each member of the Identified Staff.
•Both the Upfront Portion and the Deferred Portion of the Annual Variable Remuneration of each member of the Identified Staff will be paid 50% in cash and 50% in BBVA shares or in instruments linked to BBVA shares. For executive directors and members of BBVA's Senior Management, the Deferred Portion will be paid 40% in cash and 60% in BBVA shares and/or in instruments linked to BBVA shares.
In accordance with the foregoing, a portion of the Deferred Annual Variable Remuneration in shares will be paid in the form of options on BBVA shares.
This gives rise to the amounts presented in the following table, broken down by types of employees:

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Table 91. EU REM1 - Remuneration awarded for the financial year (Thousand euros)

		MB Supervisory function (1)	MB Management function (1)	Other senior management (1)	Other identified staff (1)
Fixed remuneration	Number of identified staff	14	2	15	303
	Total fixed remuneration(2)	5,325	6,700	19,091	130,035
	Of which: cash-based	4,350	6,397	18,501	122,038
	(Not applicable in the EU)
	Of which: shares or equivalent ownership interests	—	—	—	—
	Of which: share-linked instruments or equivalent non-cash instruments	—	—	—	—
	Of which: other instruments(3)	852	—	—	—
	(Not applicable in the EU)
	Of which: other forms	123	303	590	7,997
	(Not applicable in the EU)
Variable remuneration	Number of identified staff	—	2	15	302
	Total variable remuneration(4)	—	8,472	12,469	79,627
	Of which: cash-based	—	3,669	5,150	47,172
	Of which: deferred	—	2,101	2,936	14,575
	Of which: shares or equivalent ownership interests(5)	—	4,328	6,091	26,897
	Of which: deferred	—	2,760	3,878	11,174
	Of which: share-linked instruments or equivalent non-cash instruments	—	392	527	5,516
	Of which: deferred	—	392	527	3,489
	Of which: other instruments	—	—	—	—
	Of which: deferred	—	—	—	—
	Of which: other forms(6)	—	83	701	42
	Of which: deferred	—	83	701	42
Total remuneration (2 + 10)		5,325	15,172	31,560	209,662
(1) Includes the remuneration of the directors who have been directors during the year, of the members of Senior Management who had such status on December 31, 2023, and of the rest of the identified staff who had such status during the year. Information on remuneration and other benefits to the Board of Directors and members of the Bank's Senior Management is detailed in Note 54 of the Consolidated Financial Statements for 2023.

(2) Fixed remuneration received in 2023, both in cash and in kind, except for pension commitments. In the case of executive directors and Senior Management, the contributions made by the Bank in 2023 in relation to the pension commitments assumed with regard to social welfare are detailed in Note 54 of the Consolidated Financial Statements.

(3) Non-executive directors have a fixed remuneration system with deferred delivery of shares after they case to hold office, provided that it is not due to a serious breach of duties, approved by the General Shareholders' Meeting. The number of theoretical shares allocated to each non-executive director in 2023 is equivalent to 20% of the fixed annual cash allocation received in 2022 by each of them, based on the average of the closing prices of BBVA shares during the 60 trading sessions prior to the General Shareholders' Meeting of March 17, 2023, which was €6.5768 per share.

(4) Total variable remuneration corresponding to financial year 2023, which includes both the Annual Variable Remuneration and, for the purposes of this report, other payments considered variable under applicable regulations. For the initial determination of the 2023 Annual Variable Remuneration, and for the purposes of applying the deferral rules, the Short-Term Incentive accrued and the Long-Term Incentive have been considered in the maximum achievement level scenario (150% of the Target Long-Term Incentive). However, the final amount of the 2023 Annual Variable Remuneration will depend on the result of the long-term indicators, which may be, once the measurement period has elapsed, in a range of achievement between 0% and 150%. In addition, the 2023 Annual Variable Deferred Remuneration is subject to ex-post risk adjustments, related to the Risk Appetite Framework, which may imply the reduction, up to the totality, of the deferred portion to be vested and paid in each year, in the event that certain capital and liquidity thresholds are not met.

(5) The total variable remuneration in shares of the identified staff awarded in respect of the financial year 2023 represents 0.08% of BBVA's share capital.
(6) As established in the Guidelines on the remuneration comparison exercise, gender pay gap and higher ratios authorized under Directive 2013/36/EU (EBA/GL/2022/06), adopted as its own by the Bank of Spain on December 21, 2022, it includes the "discretionary pension benefits" (15% of the annual contribution agreed to cover the retirement contingency) corresponding to 2023 financial year of the Chair and members of Senior Management.

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Table 92. EU REM2 - Special payments to staff whose professional activities have a material impact on institutions’ risk profile (identified staff) (Thousand euros)

	MB Supervisory function	MB Management function	Other Senior Management	Other Identified Staff
Guaranteed variable remuneration awards
Guaranteed variable remuneration awards - Number of identified staff	—	—	—	1
Guaranteed variable remuneration awards -Total amount	—	—	—	87
Of which guaranteed variable remuneration awards paid during the financial year, that are not taken into account in the bonus cap	—	—	—	87
Severance payments awarded in previous periods, that have been paid out during the financial year
Severance payments awarded in previous periods, that have been paid out during the financial year - Number of identified staff	—	—	—	25
Severance payments awarded in previous periods, that have been paid out during the financial year - Total amount	—	—	—	16,051
Severance payments awarded during the financial year
Severance payments awarded during the financial year - Number of identified staff	—	—	1	14
Severance payments awarded during the financial year - Total amount(1)	—	—	2,279	13,621
Of which paid during the financial year	—	—	2,279	13,165
Of which deferred	—	—	—	456
Of which severance payments paid during the financial year, that are not taken into account in the bonus cap	—	—	2,279	12,482
Of which highest payment that has been awarded to a single person	—	—	2,279	3,691
(1) Includes the amount of the statutory severance payment under labor regulations, as well as, if applicable, the amount in addition to this legal severance payment.
Additionally, non-competition agreements have been signed with some beneficiaries for a total amount of 5.180 thousand euros, that will be paid periodically from the moment the member of the Identified Staff leaves, during the non-competition period.

In addition, in accordance with Rule 40.1 of Circular 2/2016 of the Bank of Spain, it is stated that of the 15 cases of payments for early termination of contract, 7 of them have exceeded two annuities of the fixed remuneration.
Payments were also made in 2023 for amounts deferred from previous years whose payment corresponded in said financial year. The following table shows the amounts of deferred remuneration from previous years awarded in 2023, distinguishing between the amounts of such remuneration that have been paid in the year and the amounts that, as of December 31, 2023 remain deferred.

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Table 93. EU REM3 - Deferred remuneration (Thousand euros)

Deferred and retained remuneration(1)	Total amount of deferred remuneration awarded for previous performance periods	Of which due to vest in the financial year(4)	Of which vesting in subsequent financial years	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in the financial year	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in future performance years	Total amount of adjustment during the financial year due to ex post implicit adjustments (i.e.changes of value of deferred remuneration due to the changes of prices of instruments)	Total amount of deferred remuneration awarded before the financial year actually paid out in the financial year	Total of amount of deferred remuneration awarded for previous performance period that has vested but is subject to retention periods
MB Supervisory function	—	—	—	—	—	—	—	—
Cash-based	—	—	—	—	—	—	—	—
Shares or equivalent ownership interests	—	—	—	—	—	—	—	—
Share-linked instruments or equivalent non-cash instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
MB Management function(2)	14,748	3,693	11,055	- 3	- 3	324	4,014	2,538
Cash-based	5,572	1,477	4,095	- 1	- 1	—	1,476	—
Shares or equivalent ownership interests	8,358	2,216	6,142	- 2	- 2	324	2,538	2,538
Share-linked instruments or equivalent non-cash instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms(3)	818	—	818	—	—	—	—	—
Other senior management(2)	21,978	4,600	17,378	- 3	- 3	404	5,001	3,088
Cash-based	8,328	1,914	6,414	- 1	- 1	—	1,913	—
Shares or equivalent ownership interests	11,550	2,686	8,864	- 2	- 2	404	3,088	3,088
Share-linked instruments or equivalent non-cash instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms(3)	2,100	—	2,100	—	—	—	—	—
Other identified staff	103,163	44,301	58,862	- 5	- 5	3,985	48,281	26,367
Cash-based	51,349	21,916	29,433	- 2	- 2	—	21,914	—
Shares or equivalent ownership interests	49,590	22,385	27,205	- 3	- 3	3,985	26,367	26,367
Share-linked instruments or equivalent non-cash instruments	1,747	—	1,747	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms(3)	477	—	477	—	—	—	—	—
Total amount	139,889	52,594	87,295	- 11	- 11	4,713	57,296	31,993
(1) Includes deferred remuneration awarded in respect of previous performance periods already reported at the time of award, as established in the Guidelines on the remuneration comparison exercise, gender pay gap and higher ratios authorized under Directive 2013/36/EU (EBA/GL/2022/06), adopted as its own by the Bank of Spain on December 21, 2022.

(2) Includes remuneration for executive directors and other members of Senior Management who held such position as of December, 31 2023. Information on remuneration and other benefits to the Board of Directors and members of the Bank's Senior Management is detailed in Note 54 of the Consolidated Financial Statements for 2023.

(3) As established in the Guidelines on the remuneration comparison exercise, gender pay gap and higher ratios authorized under Directive 2013/36/EU (EBA/GL/2022/06), adopted as its own by the Bank of Spain on December 21, 2022, it includes the "discretionary pension benefits" (15% of the annual contribution agreed to cover the retirement contingency) corresponding to the 5 years previous to 2023 financial year of the Chair and members of Senior Management.

(4) In addition, the cash portion of the deferred remuneration awarded in respect of previous performance periods that has been vested in 2023 has been updated in accordance with the year-on-year CPI. These amounts are as follows: 159 thousand euros for executive directors, 208 thousand euros for other members of Senior Management and 2,772 thousand euros for the rest of the Identified Staff.

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The number of employees receiving remuneration of €1 million or more is as follows:

Table 94. EU REM4 - Remuneration of €1 million or more per year

EUR	Identified staff that are high earners as set out in Article 450(i) CRR
1 000 000 to below 1 500 000	33
1 500 000 to below 2 000 000	13
2 000 000 to below 2 500 000	10
2 500 000 to below 3 000 000	1
3 000 000 to below 3 500 000	1
3 500 000 to below 4 000 000	—
4 000 000 to below 4 500 000	1
4 500 000 to below 5 000 000	2
5 000 000 to below 6 000 000	1
6 000 000 to below 7 000 000	—
7 000 000 to below 8 000 000	1
8 000 000 to below 9 000 000	1
(*) Includes the sum of the fixed remuneration of 2023 financial year and the total variable remuneration corresponding to 2023. Total variable remuneration corresponding to financial year 2023, which includes both the Annual Variable Remuneration and, for the purposes of this report, other payments considered variable under applicable regulations. For the initial determination of the 2023 Annual Variable Remuneration, and for the purposes of applying the deferral rules, the Short-Term Incentive accrued and the Long-Term Incentive have been considered in the maximum achievement level scenario (150% of the Target Long-Term Incentive). However, the final amount of the 2023 Annual Variable Remuneration will depend on the result of the long-term indicators, which may be, once the measurement period has elapsed, in a range of achievement between 0% and 150%. In addition, the 2023 Annual Variable Deferred Remuneration is subject to ex-post risk adjustments, related to the Risk Appetite Framework, which may imply the reduction, up to the totality, of the deferred portion to be vested and paid in each year, in the event that certain capital and liquidity thresholds are not met.

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The table below gives the total remuneration of the Identified Staff for the year 2023, broken down by area of activity:

Table 95. EU REM5 - Information on remuneration of staff whose professional activities have a material impact on institutions’ risk profile (identified staff) (Thousand euros)

	Management body remuneration			Business areas						Total
	MB Supervisory function	MB Management function	Total MB	Investment banking(3)	Retail banking(4)	Asset management(5)	Corporate functions(6)	Independent internal control functions(7)	All other(8)
Total number of identified staff										334
Of which: members of the MB(1)	14	2	16
Of which: other senior management(1)				1	4	—	7	3	—
Of which: other identified staff(1)				50	72	7	96	78	—
Total remuneration of identified staff(2)	5,325	15,172	20,497	50,705	72,828	7,368	75,353	34,968	—
Of which: variable remuneration	—	8,472	8,472	23,235	30,376	3,561	26,252	8,672	—
Of which: fixed remuneration	5,325	6,700	12,025	27,470	42,452	3,807	49,101	26,296	—
(1) Includes the remuneration of the directors who have been directors during the year, of the members of Senior Management who had such status on December 31, 2023, and of the rest of the identified staff who had such status during the year. Information on remuneration and other benefits to the Board of Directors and members of the Bank's Senior Management is detailed in Note 54 of the Consolidated Financial Statements for 2023.

(2) Includes the sum of the fixed remuneration corresponding to 2023 financial year and the total variable remuneration corresponding to financial year 2023, which includes both the Annual Variable Remuneration and, for the purposes of this report, other payments considered variable under applicable regulations. For the initial determination of the 2023 Annual Variable Remuneration, and for the purposes of applying the deferral rules, the Short-Term Incentive accrued and the Long-Term Incentive have been considered in the maximum achievement level scenario (150% of the Target Long-Term Incentive). However, the final amount of the 2023 Annual Variable Remuneration will depend on the result of the long-term indicators, which may be, once the measurement period has elapsed, in a range of achievement between 0% and 150%. In addition, the 2023 Annual Variable Deferred Remuneration is subject to ex-post risk adjustments, related to the Risk Appetite Framework, which may imply the reduction, up to the totality, of the deferred portion to be vested and paid in each year, in the event that certain capital and liquidity thresholds are not met.

(3) Includes trading and other investment banking activities.
(4) Includes Retail, Business, Corporate and Insurance Banking activities.
(5) Includes Asset Management and Private Banking activities.
(6)Includes support areas for the BBVA Group and business support areas (Finance, Legal, Human Resources, etc.).
(7) Includes Risk Management, Internal Audit and Compliance activities.
(8) Other activities not included in the previous categories.

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7.Information on the Corporate Governance System

7.1.Members of the Board of Directors of BBVA	237
7.2.Selection, suitability and diversity policy	242
7.3.Committees of the Board of Directors	244
7.4.Information flow on risk	246

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BBVA has a solid and effective corporate governance system, which is constantly evolving to adapt to the Bank’s strategy and to its particular circumstances and needs, in line with the Corporate Culture and Values that define BBVA’s identity.

This system is geared toward promoting BBVA’s objectives and long-term interests and has taken shape on the basis of the following pillars:
1.An appropriate composition of the corporate bodies
2.A clear distribution of functions and interaction among them and with senior management
3.A sound decision-making process and a robust informational model
4.A comprehensive monitoring, oversight and control system
5.A parent-subsidiary relationship model that allows for a coherent and well-integrated internal governance at Group level.
The information regarding Entity’s corporate governance of this Report is complemented by the 2023 Annual Corporate Governance Report which forms part of the Management Report by reference, and which has been submitted to the General Shareholders’ Meeting held on March 15, 2024, as well as the BBVA Board of Directors selection, suitability and diversity policy; which are all of them available on the BBVA corporate website (www.bbva.com), in the “Shareholders and Investors” – “Corporate Governance and Remuneration Policy” section.

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7.1.Members of the Board of Directors of BBVA
Below is the composition of BBVA’s Board of Directors for the year ended December 31, 2023, along with information on their profiles:
▪Carlos Torres Vila has been Chair of the BBVA Board of Directors since December 2018 and he is also Chair of the Executive Committee and the Technology and Cybersecurity Committee of the Board of Directors. He is also non-executive director at the following entities of the BBVA Group: Grupo Financiero BBVA México, S.A. de C.V. and BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México. Previously, he was Chief Executive Officer of BBVA from May 2015 to December 2018. He joined the BBVA Group in 2008 and has held various high-ranking roles since then, which include: Head of Digital Banking from March 2014 to May 2015 and Head of Strategy and Corporate Development from January 2009 to March 2014. In addition, he previously held positions of responsibility in other companies, such as Chief Financial Officer and Corporate Director of Strategy and member of the Executive Committee of Endesa, as well as elected partner at McKinsey & Company. He holds a degree in Electrical Engineering (BSc) and in Business Administration from the Massachusetts Institute of Technology (MIT) and a degree in Law from the National Distance Education University (UNED). He also completed a master’s degree in Management (MS) at the MIT Sloan School of Management.

Count of positions in accordance with banking regulations*	1 executive position** (executive director of BBVA and non-executive director of BBVA Group entities**)
▪Onur Genç has been Chief Executive Officer of BBVA since December 2018. Furthermore, he is non-executive director at the following entities of the BBVA Group: Grupo Financiero BBVA México, S.A. de C.V. and BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México. He was Chair and CEO of BBVA USA and Country Manager of BBVA in the United States between January 2017 and December 2018, Deputy CEO of Garanti BBVA between 2015 and 2017 and Executive Vice President of retail and private banking at Garanti BBVA between 2012 and 2015. He has also held positions of responsibility in different McKinsey & Company offices, having previously been a Senior Partner and Manager of its Turkish office. He holds a degree in Electrical Engineering (BSc) from the University of Bogaziçi in Turkey and a master’s degree in Business Administration (MSIA/MBA) from Carnegie Mellon University in the USA.

Count of positions in accordance with banking regulations*	1 executive position** (executive director of BBVA and non-executive director of BBVA Group entities**)
▪José Miguel Andrés Torrecillas has been independent director of BBVA since March 2015 and Deputy Chair of the Board of Directors since April 2019. Additionally, he is Chair of the Audit Committee and the Appointments and Corporate Governance Committee of the Board of Directors of BBVA. His professional career is linked to Ernst & Young, where he has held other positions, including partner since 1987, Managing Partner of the Banking Group (1989-2004), General Managing Partner of Audit and Advisory Services (2001-2004) and Chair of Ernst & Young Spain from 2004 until 2014. He has also been a member of the Board of Directors of Zardoya Otis, S.A. from 2015 until 2022. He has been a member of various organisations such as the ROAC (Official Registry of Auditors), the REA (Registry of Economic Auditors), the Governing Board of the Spanish Institute of Financial Analysts, Empresa y Sociedad Foundation, Spanish Institute of Chartered Accountants, Advisory Board of the Institute of Internal Auditors, and of the Institute of Chartered Accountants in England & Wales (the ICAEW). He holds a degree in Economic and Business Sciences from Complutense University of Madrid and completed post-graduate studies in Management Programmes from IESE, Harvard and IMD.

Count of positions in accordance with banking regulations*	1 non-executive position (BBVA)
▪Jaime Félix Caruana Lacorte was appointed independent director of BBVA in March 2018. He has been a member of the China Banking and Insurance Regulatory Commission’s (CBIRC) International Advisory Committee from 2019 to 2023. He was General Manager of the Bank for International Settlements (BIS) between 2009 and 2017; between 2006 and 2009 he was Director of the Monetary and Capital Markets Department and Financial Counsellor to the Managing Director of the International Monetary Fund (IMF); between 2003 and 2006 he was Chair of the Basel Committee on Banking Supervision; and between 2000 and 2006 he was Governor of the Bank of Spain and member of the Governing Council of the European Central Bank. He holds a degree in Telecommunications Engineering from the Escuela Técnica Superior de Ingenieros de Telecomunicación (ETSIT) of the Universidad Politécnica de Madrid and he is a Commercial Technician and State Economist.

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Count of positions in accordance with banking regulations*	1 non-executive position (BBVA)
▪Sonia Lilia Dulá was appointed independent director of BBVA in March 2023. She is an independent director of Huntsman Corporation, Acciona, S.A. and Corporación Acciona Energías Renovables, S.A., as well as a life member of the Council on Foreign Relations. She has held positions of responsibility in international financial institutions, as Vice President of Capital Markets for Latin America at Goldman Sachs Group (1992-1995), Head of Wealth Management for Latin America (2010-2013) and Vice Chair of Global Corporate and Investment Banking for Latin America (2013-2018) at Bank of America Merrill Lynch. She has broad experience in the telecommunications sector, in which she founded and leaded diverse companies (1996-2006) as Telemundo Studios Mexico, Internet Group of Brazil, Obsidiana and Grupo Latino de Radio. She has sat on the Boards of Directors of Bestinver, Grupo Prisa, Millicom and Hemisphere Media. She holds a BA in Economics from Harvard University (United States) and an MBA in Finance from Stanford Graduate School of Business (United States).

Count of positions in accordance with banking regulations*	3 non-executive positions (BBVA, Huntsman Corporation and companies of Acciona Group)
▪Raúl Catarino Galamba de Oliveira has been independent director of BBVA since March 2020 and Lead Director since April 2022. Moreover, he is Chair of the Risk and Compliance Committee of the Board of Directors of BBVA. He is independent Chair of the Board of Directors of CTT – Correios de Portugal, S.A. and non-executive director in companies of José de Mello Group (José de Mello Capital and José de Mello Saúde). His career path has been mainly linked to the firm McKinsey & Company, where he was appointed partner in 1995 and Head of the global financial services practice in 2000. In this firm he has held other senior positions, including Managing Partner of Spain and Portugal between 2005 and 2011, Managing Partner of Global Risk practice between 2013 and 2016, member of the Global Shareholders’ Council from 2005 to 2011, member of the Global Partner Election and Evaluation Committees between 2001 and 2017, member of the Remuneration Committee from 2005 to 2013 and Chair of the Global Learning Board from 2006 to 2011. He is a graduate in Mechanical Engineering from the Instituto Superior Técnico (IST) in Portugal, holds a master’s degree (MS) in Mechanical Engineering-Systems from IST and an MBA from the Nova School of Business Economics in Portugal.

Count of positions in accordance with banking regulations*	3 non-executive positions** (BBVA, CTT- Correios de Portugal, S.A. and companies of José de Mello Group**)
▪Belén Garijo López has been independent director of BBVA since March 2012 and she is Chair of the BBVA Remuneration Committee of the Board of Directors of BBVA. She is Chair of the Executive Board and CEO of Merck Group, member of the Board of Directors of L’Oréal and, since 2011, she Chairs the International Senior Executive Committee (ISEC) of Pharmaceutical Research and Manufacturers of America (PhRMA). She has held various positions of highest responsibility at Abbot Laboratories (1989-1996), Rhône-Poulenc (1996-1999), Aventis Pharma (1999-2004), Sanofi Aventis (2004-2011), and Merck (since 2011). She is graduated in Medicine from the University of Alcalá de Henares in Madrid and a specialist in Clinical Pharmacology at Hospital de La Paz – Autonomous University of Madrid. She also holds a master’s degree in Business and Management from the Ashridge Management School (UK).

Count of positions in accordance with banking regulations*	1 executive position (Merck Group) and 2 non-executive positions (BBVA and L’Oréal)
•Connie Hedegaard Koksbang has been independent director of BBVA since March 2022. She is independent director at Danfoss A/S. She participates on an ongoing basis in international forums and organizations and in foundations such as member of the Supervisory Board at the European Climate Foundation, Chair of the OECD’s Round Table on Sustainable Development, member of the Climate and Environment Advisory Council of the European Investment Bank (EIB), member of the Board of Trustees of Villum Foundation, Chair of the Board of Trustees at the KR Foundation, Chair of CONCITO, Chair of the European Commission’s Mission Adaptation to Climate Change, including Social Change, Chair of the Board at Aarhus University, and member of the Sustainability Council at Volkswagen and advisor to the Board of Gazelle Wind Power Limited. She has been non-executive director of Nordex SE from 2016 to 2022 and of Cadeler A/S from 2020 to 2023. She has held various positions in the public sector in Denmark and the European Union, such as EU Commissioner for Climate Action, Danish Minister for Climate and Energy, Minister for Environment, and Minister for Nordic Cooperation. She holds a Master’s Degree in Literature and History from the University of Copenhagen.

Count of positions in accordance with banking regulations*	2 non-executive positions (BBVA and Danfoss A/S )

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▪Lourdes Máiz Carro has been independent director of BBVA since March 2014. She is non-executive director of Actividades de Construccióon y Servicios, S.A. She was Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España from 2001 to 2016. She has also been a director of several companies, including Renfe, GIF (Gerencia de Infraestructuras Ferroviarias – Railway Infraestructure Administrator, now ADIF), the ICO (Instituto de Crédito Oficial – Official Credit Institution), Aldeasa and Banco Hipotecario. In 1992, she became Attorney for the State and held various senior positions in the Public Administration, including Director of the Cabinet of the Assisstant Secretary of Public Administration, Director of the Cabinet of the Assistant Secretary of Education; General Director of Administrative Organization, Personnel and IT, General Director of the Sociedad Estatal de Participaciones Patrimoniales (SEPPA) within the Ministry of Economy and Finance and Technical General Secretary of the Ministry of Agriculture, Fisheries and Food. She holds a bachelor’s degree in Law and Philosophy and Educational Sciences from Complutense University of Madrid, and a doctorate in philosophy.

Count of positions in accordance with banking regulations*	2 non-executive positions (BBVA and Actividades de Construcción y Servicios, S.A.)
▪José Maldonado Ramos has been director of BBVA since January 2000, with the status of other external. Over the course of his professional career, he has held the positions of Secretary of the Board of Directors at a number of companies, must notably as Corporate General Secretary of Argentaria, before taking up the position of Director and General Secretary and Secretary of the Board of Directors of BBVA until December 2009, when he stepped down from his executive duties continuing as a member of the Board. Also, he has been Board Secretary and Director of Legal Services for Empresa Nacional para el Desarrollo de la Industria Alimentaria, S.A. (Endiasa); Astilleros Españoles, S.A.; and Iberia Líneas Aéreas de España, S.A. He holds a Law degree from Complutense University of Madrid and in 1978, he passed State exams and became an Attorney for the State.

Count of positions in accordance with banking regulations*	1 non-executive position (BBVA)
▪Ana Cristina Peralta Moreno has been independent director of BBVA since March 2018. She is currently independent director of Grenergy Renovables, S.A. and of Inmobiliaria Colonial, SOCIMI, S.A. She has been Director of Risks and member of the Management Committee at Banco Pastor, S.A. and held different positions at Bankinter, S.A., including
Chief Risk Officer and member of the Management Committee between 2004 and 2008. She has also held various positions at financial entities, notably independent director at Deutsche Bank SAE (2014-2018) and independent director at Banco Etcheverría, S.A. (2013-2014); as well as independent director at Grupo Lar Holding Residencial, S.A.U. and Senior Advisor at Oliver Wyman Financial Services. She is a graduate in Economic and Business Sciences from Complutense University of Madrid. She also completed a Master’s programme in Economic-Financial Management at CEF, a Programme for Management Development (PMD) at Harvard Business School and PADE (Programa de Alta Dirección de Empresas - senior management programme) at IESE.

Count of positions in accordance with banking regulations*	3 non-executive positions (BBVA, Grenergy Renovables, S.A. and Inmobiliaria Colonial SOCIMI, S.A.)
▪Juan Pi Llorens has been director of BBVA since July 2011, with the status of other external. He is non-executive Chair of the Board of Directors of Ecolumber, S.A. and non-executive director of the following companies at Oesía Group: Oesía Networks, S.L., Tecnobit, S.L.U., UAV Navigation, S.L. and Inster Tecnología y Comunicaciones, S.A.U. He has had a professional career at IBM holding various senior positions at the national and international level, including Vice President of Sales at IBM EMEA from 2005 to 2008, Vice President of Technology & Systems at IBM EMEA from 2008 to 2010 and Vice President of the Financial Services Sector in the Growth Markets Units (GMU) in China from 2009 to 2011. He has also served as Executive Chair of IBM Spain between 1998 and 2001. He holds a degree in Industrial Engineering from the Universidad Politécnica de Barcelona and completed the PDG (Programa en Dirección General – general management programme) at IESE.

Count of positions in accordance with banking regulations*	3 non-executive positions ** (BBVA, Ecolumber, S.A. y Oesía’s group entities**)
▪Ana Leonor Revenga Shanklin has been independent director of BBVA since March 2020. She is currently Chair of the ISEAK Foundation Board of Trustees and Senior Fellow at The Brookings Institution since 2018, and Associate Professor at the Walsh School of Foreign Service at Georgetown University from 2019 to 2021. She is also a member of the Board of Trustees of the BBVA Microfinance Foundation and a member of the Advisory Board of ESADE EcPol - Center for Economic Policy and Political Economy since 2019. Moreover, she is non-executive director of Revenga

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Ingenieros, S.A.Her career path has been mainly linked to the World Bank, where she has held various senior positions, including Senior Global Director of Poverty and Equity between 2014 and 2016 and Deputy Chief Economist between 2016 and 2017. She is a graduate (BA) in Economics and Mathematics from Wellesley College in the United States, she completed a graduate programme (MA) and a PhD in Economy at Harvard University, and holds a Certificate in Human Rights from the Faculty of Law at the University of Geneva (Switzerland).

Count of positions in accordance with banking regulations*	2 non-executive positions (BBVA and Revenga Ingenieros, S.A.)
▪Carlos Vicente Salazar Lomelín has been director of BBVA since March 2020, with the status of other external. He was Chair of Mexico’s Business Coordinating Council from 2019 to 2022, and is independent director of Sukarne, S.A. de C.V. since 2017, Alsea, S.A.B. de C.V. since 2019, and CYDSA Corporativo S.A. de C.V. since 2022. Furthermore, he is non-executive director at the following entities of BBVA Group: Grupo Financiero BBVA México, S.A. de C.V., BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, BBVA Seguros México, S.A. de C.V., Grupo Financiero BBVA México, BBVA Pensiones México, S.A. de C.V., Grupo Financiero BBVA México and BBVA Seguros Salud México, S.A. de C.V., Grupo Financiero BBVA México. His career path has also been linked to the Grupo Fomento Económico Mexicano S.A.B. de C.V. (Femsa) until 2019, in roles such as General Manager of Cervecería Cuauhtémoc-Moctezuma, Manager of Coca Cola Femsa and General Manager of Femsa. He holds a bachelor’s degree in Economics and postgraduate studies in Business Administration from the Monterrey Institute of Technology and Higher Education.

Count of positions in accordance with banking regulations*	4 non-executive positions** (entities of BBVA Group**, Sukarne, S.A. de C.V., Alsea, S.A.B. de C.V. and CYDSA Corporativo, S.A. de C.V.)
▪Jan Paul Marie Francis Verplancke has been independent director of BBVA since March 2018. He is an advisor to the internal advisory board at Abdul Latif Jameel and CEO of Vestraco, S.à.R.L. In his professional career he has served as Chief Information Officer (CIO) and Group Head of Technology and Banking Operations at Standard Chartered Bank from 2004 to 2015, Vice President of Technology and Chief Information Officer (CIO) at Dell from 1999 to 2004, as well as Vice President and Chief of Architecture and Vice President of Information of the Youth Category at Levi Strauss
between 1994 and 1999. He holds a bachelor’s degree in Sciences, specialising in Computer Science, from the Programming Centre of the North Atlantic Treaty Organization (NATO) in Belgium.

Count of positions in accordance with banking regulations*	1 non-executive position (BBVA) and 1 executive position (Vestraco, S.à.R.L.)
* The applicable banking regulation (Act 10/2014 on the regulation, supervision and solvency of credit institutions and the Circular 2/2016 on the supervision and solvency) stipulates that directors of credit institutions may not simultaneously hold more positions tan those provided for in the following combinations: a) one executive position and two non-executive positions; or b) four non-executive positions.
** In accordance with Rule 34.2 of Circular 2/2016, on the supervision and solvency, executive or non-executive positions held within the same group will count as a single position; and the existence of an executive position in the joint count of several positions will determine the classification of the position resulting from the set as executive.
Moreover, in accordance with Rule 34.3 of this Circular, positions held in non-profit organizations or entities or companies pursuing non-commercial purposes will not count when determining the maximum number of positions provided in the previous star “*”.
The Board of Directors has submitted to the General Shareholders’ Meeting held on March 15, 2024, the reelection of Mr. Andrés, Mr. Caruana, Ms. Garijo, Ms. Peralta and Mr. Verplancke, for the statutory period of three years, as well as the appointments of Enrique Casanueva Nárdiz and of Cristina de Parias Halcón, for the statutory period of three years, as independent director and other external director, respectively.
Mr. Casanueva has a long and successful professional experience in investment banking and executive skills and experience in running major international businesses. Thus, he has held during his professional career several top positions at international financial institutions, highlighting the position of Executive Director in the Investment Banking department at Goldman Sachs, as well as the position of Chairman and CEO for Spain and Portugal and member of the EMEA Management Committee at JP Morgan.
Moreover, Ms. de Parias has previous professional experience, of the highest responsibility in the Bank, having managed one of the main businesses of the Group in a major development and transformation process, as well as she has in-depth knowledge of two of the main markets in which the Group operates, Spain and Mexico, as a result of having held the position of Country

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Manager for Spain and Portugal as a senior manager of the Bank between 2014 and 2019, and currently being a director of two of the Group’s subsidiaries in Mexico. She is also non-executive director of Endesa, S.A. and of Sanitas Seguros, S.A.

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7.2.Selection, sustainability and diversity policy
The Bank has a Policy on the selection, suitability and diversity of BBVA’s Board of Directors (the “Selection Policy”), approved by the Board of Directors at the end of the 2020 financial year, that sets out the principles and criteria governing the process for the selection, appointment and renewal of BBVA Board members, as well as the legal requirements that directors must meet, including those relating to suitability. The Policy also provides for elements and objectives concerning the composition of the corporate bodies, including diversity, the purpose of which is to ensure that the corporate bodies properly and effectively exercise their functions; all of this in the Bank's best corporate interest.
In this sense, the Selection Policy states that BBVA’s Board of Directors will promote diversity in the composition of the Bank's corporate bodies by encouraging the inclusion of people with different profiles, qualities, knowledge, training and experience.
In addition, to ensure that the corporate bodies have an adequate and balanced composition, the Policy provides that directors’ refreshment and selection processes will encourage diversity of their members, based on the needs of the Bank at all times.
In particular, efforts will be made to ensure that the Board of Directors has a balanced representation of men and women. Notably, in selection processes for new Bank Directors, as part of the process of progressive refreshment of the corporate bodies, the Appointments and Corporate Governance Committee shall ensure that they promote diversity and that, in general, they are free from implicit biases that may lead to discrimination.
Furthermore, the Committee will ensure that these selection processes facilitate the selection of a sufficient number of female Directors so as to guarantee a balanced representation of women and men, endeavouring to ensure that women who match the relevant professional profile are included amongst potential candidates.
To this end, the Appointments and Corporate Governance Committee has set a target for representation of the lesser-represented gender, namely that female Directors should represent at least 40% of the Board of Directors. Additionally, the aim is for the composition of the Board of Directors to feature an appropriate balance between the different types of director, for non-executive directors to represent an ample majority over executive directors and for the number of independent directors to account for at least 50% of the total seats.
Under the Policy, the corporate bodies will also be assessed to ensure that they have a mix of individuals who have experience and knowledge of the Group, its businesses and the financial sector in general, as well as others who have training, skills, knowledge and experience in other areas and sectors relevant to the Bank.
In addition, BBVA's corporate bodies may take any other diversity factor into consideration that is relevant at any given moment to adapt the composition of the corporate bodies to the needs of the Bank. They may take into account criteria such as gender diversity, academic profile, professional experience, knowledge, disability, origin or age, thus being able to achieve an adequate balance aimed at ensuring that the corporate bodies can properly and effectively exercise their functions.
In view of the above, the Appointments and Corporate Governance Committee conducted a selection process for Directors at the end of 2022. As a result, the appointment of Sonia Lilia Dulá, as an independent Director, was laid before the 2023 Annual General Meeting, thus allowing the Bank to achieve the goal of having women account for 40% of Board members that same year.
Within the framework of the ongoing analysis of the structure, size and composition of the Board developed in 2023, the Committee has taken into account that the target of having at least 40% female Directors should be maintained in potential Board renewal processes.
This process has taken into account the criteria outlined in the Selection Policy, favouring the diversity of experiences, knowledge, skills and gender. It has also been free from implicit bias that could lead to any kind of discrimination, and among the candidates has included women who may meet the desired professional profile.
Thus, in relation to the continuous Board refreshment process, it should be noted that the Board of Directors has a diverse composition, featuring profiles with extensive experience and knowledge in different areas that are of interest to the Bank and its Group, such as banking, auditing, risk management, sustainability, corporate governance, legal and academia, multinational enterprises, public bodies, digital business and technology, domestically and internationally.
Therefore, the Board's composition complies with the objectives envisioned in applicable legislation, in its own Regulations and in the Selection Policy, highlighting the appropriate balance between the different categories of directors, with a broad majority of non-executive directors (86.67%) and independent directors (66.66, meeting the target of having at least 50% independent directors); and with a level of gender diversity that meets the targets set by the Board and is in line with best practices (women account for 40% of total directors); and also has a diversity of skills, knowledge and experience, both national and international, which has been strengthened in recent years.

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Furthermore, in the context of the Board's continuous refreshment process and taking into account the periodic analysis of the structure, size and composition of the Board of Directors, the Committee developed a director selection process in 2023, inspired by the principles of the Board of Directors' Regulations and Selection Policy, as a result of which it is proposed to the General Meeting held in March 2024 the appointment of a new director with independent status and of a new director with other external status, and the re-election of five directors, four as independent directors and one as other external director.
This, provided that corresponding approvals are granted, will allow to strengthen the knowledge and experience in areas of great relevance to the strategy, business and current activities of the Bank and its Group, a gradual increase in diversity on the Board in matters such as gender or international background, and in the representation of independent directors on the Board.
In conclusion, the Board, as a whole, has an adequate and diverse composition with a deep knowledge of the environment, strategy, activities, business and risks of the Bank and its Group, resulting in a balanced composition and adapted to the needs of the moment, thus contributing to ensuring that the functions of the corporate bodies are developed in the best corporate interest.

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7.3.Committees of the Board of Directors
BBVA’s Bylaws provides that the Board of Directors may, for the better performance of its functions, establish such committees as it deems necessary to assist it on matters within its remit.
Thus, the Board of Directors has established the following committees: Executive Committee, Audit Committee, Appointments and Corporate Governance Committee, Remuneration Committee, Risk and Compliance Committee and Technology and Cybersecurity Committee.
The committees of the Board of Directors, except the Executive Committee, are composed by majority of independent directors (the Audit Committee is composed exclusively by independent directors).
Below is the composition of each committee as of December 31, 2023:

Table 96. Committes of the Board of Directors

Directors	Executive Committee	Audit Committee	Appointments and Corporate Governance Committee	Remunerations Committee	Risk and Compliance Committee	Technology and Cybersecurity Committee
Carlos Torres Vila	X					X
Onur Genç	X
José Miguel Andrés Torrecillas	X	X	X
Jaime Caruana Lacorte	X	X			X
Sonia Dulá		X			X
Raúl Galamba de Oliveira			X		X	X
Belén Garijo López	X		X	X
Connie Hedegaard Koksbang		X
Lourdes Máiz Carro		X		X
José Maldonado Ramos	X		X
Ana Peralta Moreno		X		X
Juan Pi Llorens			X		X	X
Ana Revenga Shanklin				X	X	X
Carlos Salazar Lomelín				X
Jan Verplancke				X		X
The Board of Directors holds monthly ordinary meetings in accordance with the annual meeting schedule drawn up, and extraordinary meetings as often as deemed necessary. The committees will meet whenever they are convened by their chair, in accordance with the provisions established in the specific Regulations of each committee.
Below is detailed the meetings held by the Board of Directors and by its committees in 2023 financial year:

Table 97. Number of meetings held by the Board of Directors and by its Committees

Governing body	No. meetings in 2023
Board of Directors	13
Executive Committee	19
Audit Committee	12
Risk and Compliance Committee	22
Appointments and Corporate Governance Committee	5
Remunerations Committee	5
Technology and Cybersecurity Committee	8
All the committees of the Board of Directors have their own regulations, approved by the Board of Directors, which include their compositions, organisational and operational rules, available on the Bank’s corporate website, www.bbva.com, under “Shareholders and

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Investors”, “Corporate Governance and Remuneration Policy”, in the “Board Committees” section.
The information regarding the activity carried out by each committee in 2023 financial year is included in the 2023 Annual Corporate Governance Report (section 6); as well as in the report detailing the activity carried out by each committee in the exercise of their functions during the 2023 financial year. Both the Annual Corporate Governance Report and the report of each committee are available on the Bank’s corporate website, www.bbva.com, under “Shareholders and Investors”, “Corporate Governance and Remuneration Policy” section.

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7.4.Information flow on risk
In accordance with BBVA's corporate governance system, the Board of Directors of the Bank has certain assigned functions in risk-related matters, concerning both the management dimension — specifically, in connection with the adoption of the corresponding most relevant decisions — as well as to the monitoring and supervision of the adopted decisions and the management of the Bank.
In particular, the Board of Directors is responsible for establishing the Group's risk strategy and, in the exercise of this function, for determining the risk control and management policy, which is materialized in the General Risk Management and Control Model (the "Model"), the BBVA Group's Risk Appetite Framework and in the framework of the policies for the management of the different types of risks (financial and non-financial) to which the Bank is or may be exposed, and which contain the basic guidelines for managing and controlling risks uniformly across the Group, in a consistent manner with the Model and the Risk Appetite Framework.
Furthermore, in parallel with the function of defining the risk strategy and within the scope of its risk monitoring, supervision and control functions, the Board of Directors monitors the evolution of BBVA Group risks as well as the risks affecting each one of its main geographical and/or business areas, ensuring that they comply with the BBVA Group's Risk Appetite Framework, and is also responsible for overseeing internal information and control systems.
To guarantee an adequate performance of its management and supervision functions, the Board relies on the work carried out by its different Committees, in accordance with the matters within the scope of their remit and as established in the Regulations of the Board and in the regulations of its Committees, as well as on the information and documentation submitted by the executive areas responsible for managing and controlling risks within the Group (the Global Risk Management Area and, as regards non-financial risks and the internal control model, the Regulation and Internal Control Area).
Thus, for the adequate performance of its duties, the Board of Directors of BBVA, as a credit institution, is assisted by the Risk and Compliance Committee, which provides support mainly, in matters related to the management and supervision of risks, and the Executive Committee, which helps ensure its alignment with the established strategy.
In general, the Risk and Compliance Committee meets twice a month, in order to carry out a permanent and adequate monitoring of the evolution of the risks of the Group.
This Committee is made up of non-executive directors, and a majority of independent directors, including its
Chair, all of them with sufficient knowledge, capacity and experience to understand and control the risk strategy of the Bank and its Group.
The Risk and Compliance Committee's main task is to support the Board of Directors in determining and monitoring the Group’s risk control and management policy, which includes both financial and non-financial risks; by submitting to the Board the Model and the Group’s Risk Appetite Framework proposals, based on the strategic-financial approach which is determined by the Board of Directors or the Executive Committee, thus ensuring its alignment with the Group's Strategic Plan in force at all times. In addition, the Risk and Compliance Committee proposes, in a manner consistent with the Group's Risk Appetite Framework approved by the Board, the Group's financial and non-financial risk control and management policies; and also participates in the decision-making process regarding the strategic corporate projects or transactions presented to the Board of Directors or the Executive Committee, assessing the associated risks.
On the other hand, the Risk and Compliance Committee monitors the evolution of the risks faced by the Group and their level of adequacy with regard to the Group's Risk Appetite Framework and the established general policies, with greater frequency and with a sufficient degree of granularity, which enables the adequate performance of its functions. Therefore, the Risk and Compliance Committee obtains a holistic and global vision of all risks of the Group, both financial and non-financial, without prejudice to the support provided to the Board and the Risk and Compliance Committee by other Committees, which receive information on certain non-financial risks by virtue of their speciality.
This monitoring by the Risk and Compliance Committee of the different types of risks, financial and non-financial, is reported by the executive areas through three types of reports: (i) a general overview of the Group's risks, provided monthly by the Head of Global Risk Management, supplemented, with respect to non-financial risks, with the monthly report from the Head of Regulation & Internal Control; (ii) an overview on the most relevant risks of the main geographical and business areas in which the Group develops its activity, through six-monthly reports from the Heads of Risks in each relevant geographical or business area; and (iii) an update by type of risk, provided by means of the regular reports from the executives responsible for each type of risk within the Group (financial and non-financial) and on a more frequent basis in credit risk matters (retail and wholesale), as well as in the different non-financial risks (including, among others, the compliance risk).
In addition to the risk monitoring function performed by the Risk and Compliance Committee, the Executive Committee monitors the evolution of the Group's risk

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profile through the monthly reports provided by the Head of Global Risk Management.
Besides the activity of both committees on risk-related matters, the Board of Directors itself is informed on a regular basis about the evolution of the Group's main risks, both financial and non-financial, through the monthly activity reports of the Risk and Compliance Committee, as well as the quarterly reports of the Head of Global Risk Management, the Head of Regulation & Internal Control and the Chair of the Risk and Compliance Committee and the annual report specifically submitted by the Group's head of RCS Engineering, who reports to the Head of Regulation and Internal Control.
Thus, the Board, with support from its committees, establishes the Group's risk strategy and oversees and controls the evolution of all the risks in the Group and its main geographical or business areas.
For more details on the activity of the Board of Directors' committees in risk-related matters in 2023, please refer to BBVA's 2023 Annual Corporate Governance Report and the report on Board committees’ activity in 2023, both available on BBVA's corporate website (www.bbva.com), under the "Shareholders and Investors”, “Corporate Governance and Remuneration Policy” section.

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8.Prudential disclosures on environmental, social and governance risks

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8.1.Introduction and governance model
8.1.1. Sustainability as a strategic priority
Sustainability for BBVA means "helping our clients in the transition to a sustainable future" by promoting environmental protection, economic growth and social development. BBVA contributes to various SDGs through: the development of its business by generating a positive impact through the multiplier effect of banking, the direct impact of its activity, as well as through its investment in the community.
Climate change requires the decarbonization of the economy, and this impacts on all industries and the way customers move, consume or fit out their homes, requiring significant investments that will last for decades to come.
Furthermore, climate change and human actions are stressing natural capital (water, crops, raw materials, etc.), making it increasingly relevant for customers to ensure the continued availability and quality of essential resources for production and service delivery.
Finally, there are still major inequalities in the world, which may be exacerbated by the decarbonization transformation or the destruction of natural capital. BBVA can play a fundamental role in the development of inclusive growth through the banking penetration of the population and financial education.
BBVA's sustainability strategy has a roadmap with two clear objectives:
–Fostering new business through sustainability with a global and holistic approach to global warming, natural capital and social issues: BBVA is aiming to reach €300 billion of sustainable business (2018-2025)7, having reached €206 billion by 31 December 2023, around €70 billion for the year.
With regard to climate action, BBVA mobilized more than €54 billion in 2023, which was earmarked, among other things, for the electrification of industry, energy efficiency measures, the development of renewable projects and the promotion of solar self-consumption, and the transformation of the transport and logistics sector.
In addition, the Bank has an opportunity in the development of inclusive growth, which accounts for around 22% (more than 15 billion euros) of the entire sustainable business channel in 2023.
–Achieve net zero 2050 (Net Zero) with sectoral decarbonization plans in those sectors most relevant to decarbonization: BBVA has intermediate decarbonization targets (year 2030) that include oil and gas, power generation, auto, cement, steel, coal and in 2023 it incorporated targets for the aviation and shipping sectors.
Intermediate decarbonization targets are monitored through alignment methodologies that help to understand how financial flows contribute to emission reductions. These metrics are compared with the baseline provided by climate change scenarios and, when combined with these, make it possible to design sectoral alignment plans. These plans help define the commercial strategy with customers and guide selective growth based on risk and business opportunity considerations, as well as the assessment of the customers' own transition plans.

7 It considers as a sustainable business channel any mobilization of financial flows, cumulatively, in relation to activities, customers or products considered sustainable or that promote sustainability in accordance with both internal and market standards, existing regulations and best practices. For more information, see section "8.2.1.1 Sustainability in business development".

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Chart 24. Main objectives of the sustainability strategy
(1) Percentage calculated in terms of the volume of loans in the portfolio, which includes both drawn and undrawn funding (such as Loans, undrawn Revolving Credit Lines, Guarantees, ECA lines, etc). Data as of December, 2023. Corresponds to high-emission sectors including oil & gas, power generation, auto, steel, cement and aviation at BBVA Group level. The percentage of the loans portfolio does not include the coal sector for which BBVA has defined a phase-out plan for 2030 in developed countries and 2040 globally (under the terms of the Environmental and Social Framework), nor the shipping sector. Customers that are actively managing their transition are considered to be "Advanced", "Robust" or "Moderate" according to internal transition assessment tools such as the Transition Risk Indicator (TRi); this is based on their medium-term emission reduction targets and emission management levers and their committed investments to implement their transition plan.
Sustainability is governed by the principle of ensuring the needs of the present without compromising the needs of future generations, always without renouncing environmental protection, economic growth and social development. BBVA faces the challenge of "sustainable development" from a holistic perspective, taking into account environmental, social and governance aspects:
Environmental
The fight against climate change is one of the biggest disruptive events of all time, with extraordinary economic consequences to which all actors in our environment (governments, regulators, businesses, consumers and society in general) must adapt. BBVA understands the environmental dimension of sustainability as the management of the impacts, risks and opportunities linked to the fight against climate change, the transition to a low-carbon economy and the protection and regeneration of natural capital.
Social
Businesses are key actors in the development and progress of societies. BBVA understands the social dimension of sustainability as the management of impacts, risks and opportunities in relation to its customers, employees, suppliers, communities affected by its activity and society in general.

Governance
Companies must conduct their business in strict compliance with the law at any given time, in a responsible manner and in accordance with strict standards of ethical behavior. BBVA understands the governance dimension of sustainability to be linked to business conduct, policies and regulatory and control frameworks on sustainability.

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8.1.2. Regulatory framework
8.1.2.1.Law 7/2021 on climate change
Under Law 7/2021, of May 20, on climate change and energy transition (Law 7/2021), an annual report must be presented in which an evaluation of the impact is made. financial burden on society of the risks associated with climate change generated by the exposure to it of its activity, including the risks of the transition toward a sustainable economy and the measures adopted to address said risks. Likewise, under the aforementioned Law, specific decarbonization objectives for the loan and investment portfolio aligned with the Paris Agreement must be published starting in 2023.
BBVA incorporates in this report, as well as in the Group Management Report that accompanies the Consolidated Annual Accounts corresponding to the financial year 2023, the information necessary to comply with the aforementioned requirement.

Topic	Reporting criteria
Governance	Governance structure of organization, including the role that its various bodies perform, in relation to the identification, evaluation and management of risks and opportunities related to climate change.
Strategy	Strategic approach, in terms of adaptation and mitigation of the entities to manage the financial risks associated with climate change, taking into account the current risks at the time of writing the report, and those that may arise in the future, identifying the actions necessary at that time to mitigate such risks.
Impacts	The real and potential impacts of risks and opportunities associated with climate change on the organization's activities and its strategy, as well as on its financial planning.
Risk management	The processes for identifying, evaluating, controlling and managing climate-related risks and how these are integrated into its global business risk analysis and its integration into the organization's global risk management.
Metrics and goals	Metrics, scenarios and objectives used to assess and manage important risks and opportunities related to climate change and, if calculated, the scope 1, 2 and 3 of its carbon footprint and how its reduction is addressed .
8.1.2.2.ESG risk implementing technical standards
The European Banking Authority published on January 24, 2022 its final draft implementing technical standards (hereinafter "ITS") amending the CRR on Pillar 3 disclosures on environmental, social and governance (hereinafter "ESG") risks.
These ITS were subsequently incorporated into the body of European Union law in the Commission Implementing Regulation (EU) 2022/2453 of 30 November 2022 amending the implementing technical standards laid down in Implementing Regulation (EU) 2021/637 as regards disclosure of information on environmental, social and governance risks.
8.1.3. Governance model
8.1.3.1.Corporate bodies
BBVA has a corporate governance system, comprising a set of principles, rules and mechanisms that integrate and regulate the structures and operation of its corporate bodies, which are responsible, at the highest level, for the governance of the Bank (hereinafter, the "System" or the "Corporate Governance System"). This system is mainly governed by the provisions of the Bank's Bylaws, the regulations of its various corporate bodies and certain general policies of the Bank.
In accordance with the regulations applicable to BBVA, as a listed credit institution, the Bank has a Board of Directors which, as the highest representative, administrative, management and supervisory body, performs both the functions of managing the Entity and those of supervising and controlling its management.
The Board of Directors also has a structure of specific Committees, which assist it in matters within its remit and which have been set up on the basis of an appropriate distribution of functions, as set out in their corresponding regulations (hereinafter, the "Corporate Bodies").
In exercising their functions, the Committees carry out an in-depth review of the matters and proposals submitted by the executive areas for consideration by the Corporate Bodies, thus becoming an essential element for the development of their functions.
This corporate governance system is aligned with BBVA's culture and values and is geared toward achieving the Bank's corporate interest and Purpose. To ensure this, the Board monitors its effectiveness, adapting it, where necessary or appropriate, to the environment in which the Bank and its Group operate. In addition, the design of the system takes into account the regulatory and supervisory requirements applicable at any given time and industry best practices, as well as the opinion of the Bank's various stakeholders.
As part of this System, the Board of Directors has the power to approve the Entity's general policies and strategies. In implementation of the above, the Board has defined a common management and control framework, consisting of strategic decisions (including, inter alia, the strategic plan, the budget, the risk appetite framework) and general policies, which include the main

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management guidelines for the Group's various areas of activity. For further information on BBVA's corporate governance system, please refer to the Corporate Governance Report 2023, which is attached to the BBVA Group's consolidated Directors' Report.
Within the context of the above, the Board of Directors has incorporated sustainability as one of the Bank's strategic priorities, as reflected in the Group's 2019 strategic plan, and has approved the General Sustainability Policy, which defines and establishes the general principles, management and control objectives and guidelines to be followed by the Group in the area of sustainable development.
In accordance with the General Sustainability Policy, BBVA understands "sustainable development" (or "sustainability", which includes environmental, social and governance aspects, referred to as "ESG") as meeting the needs of the present generation without compromising the ability of future generations to meet their own needs. BBVA faces the challenge of sustainable development from a holistic perspective, being aware that, by making the Purpose of "Bringing the age of opportunity to everyone" a reality, as well as the strategic priority of "helping our clients in the transition to a sustainable future", the Bank aims to generate a positive impact through the activities of its customers, its own activity, as well as its relationship with and support for society.
As an essential part of this approach, the Corporate Bodies promote the integration of sustainability in all the Group's businesses and activities. To this end, the Bank has a Global Sustainability Area (GSA), which is responsible, inter alia, for designing and promoting the implementation of the Group's strategic sustainability agenda (focusing on the fight against climate change, protection of natural capital and inclusive growth) and business development in this area; establishing the Group's objectives in these matters; and promoting and coordinating the different lines of work of the Group in this area, developed by the different areas; maintaining in all areas of the Group the objective of promoting integrity in the relationship with the different stakeholders.
In order to manage and supervise this area, the Board of Directors has adopted a governance model which, with the Board itself at the center, is supported by the specialized assistance of its Committees on matters within their respective areas of competence.
These Committees support the Board in the development of its functions in the area of sustainability by assigning specific tasks in this field. In the case of the Executive Committee, it supports the Board of Directors in decision-making and recurrent monitoring of BBVA's strategy and objectives in sustainability matters, as well as their development and execution by the Group's executive areas. The Risk and Compliance Committee supports the Board in integrating sustainability into the analysis, planning and management of the Group's risks, and in supervising their execution. The Audit Committee supervises the preparation process and the content of the information to be prepared by the Corporate Bodies on sustainability for publication, as part of the Group's financial and non-financial information. The Appointments and Corporate Governance Committee, in addition to assisting the Board in assessing the effectiveness of the Corporate Governance System, ensures that sustainability-related competencies are taken into account when considering the composition of the Board of Directors. The Remuneration Committee analyses the selection and monitors the performance of strategic indicators linked to variable remuneration, including sustainability-related indicators, and the Technology and Cybersecurity Committee assists the Board in monitoring technology strategy and supervising technology risk and managing cybersecurity.
Through this governance model, the Corporate Bodies are able to define, supervise and monitor the implementation of the Group's sustainability strategy; this is carried out on the basis of the reports received both from the Global Sustainability Area and from the different areas of the Group, which include sustainability in the reporting of their businesses and activities. These reports are submitted to the corporate bodies according to their competencies, on a regular or ad hoc basis. To this end, it should be noted that in 2023, the Corporate Bodies have received, in general, specific sustainability reports every two months from the head of the Global Sustainability Area, the head of the Talent and Culture Area or the Global Risk Manager, as well as reports from the different areas of the Group in which sustainability-related issues have been addressed.
To achieve the best performance of its functions in this area, the Board believes it necessary to have suitable knowledge and experience in sustainability matters. To this end, it continues to conduct initiatives that involve the recruitment, within the process of gradual refreshment its members, of directors with extensive knowledge and experience in these matters, and in the extension of the continuous training program of its members to matters related to sustainability.
In 2022, the Board of Directors approved the update of the General Sustainability Policy, which integrates the previous Corporate Social Responsibility Policies and the General Sustainability Policy, and which defines and establishes the general principles, and the main management and control objectives and guidelines to be followed by the Group in terms of sustainable development with a focus on climate change, natural capital and inclusive growth.
Thus, in social terms, we can highlight that the General Sustainability Policy includes respect for human rights among its general principles and takes the United Nations Guiding Principles on Business and Human Rights as a reference.

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Within the framework of the Sustainability area's reporting to corporate bodies, which includes the performance of the inclusive growth strategy, it has been reported to the Board on three occasions and four times to the Executive Committee (EC). With regard to reporting on Human Rights, it has been reported to the members of BBVA's Senior Management on two occasions after the development of the due diligence process in this matter in 2021, which covers lines of work in different areas of the bank: Talent and Culture, Sustainability, Business and Shopping, among others.

Chart 25. Structure of corporate bodies
8.1.3.2.Integration of sustainability at the executive level across areas
To implement the strategy approved by BBVA's governing bodies, the Group has a Global Sustainability Area, which reports directly to both the CEO and the Chair in matters of transformation and sustainability strategy.
The implementation of the sustainability strategy is a cross-cutting issue throughout the Group, and all areas are responsible for progressively incorporating it into their strategic agenda and work dynamics. To this end, the Global Sustainability Area is responsible for disseminating the Group's sustainability principles and objectives and advising the various executive areas responsible so that these can be implemented and integrated into the Group's activities.
The Group's sustainability governance model integrates the structure of the Corporate Bodies with a cross-cutting structure at the executive level, led by the Global Sustainability Area, which drives the execution of the strategic priority in the different areas of the Group in accordance with the main focuses of action in the area of sustainability set out in the Group's General Sustainability Policy (climate change and protection of natural capital; and inclusive growth).
The strategy of inclusive growth, community investment, social standards in sustainability and aspects related to respect for human rights are developed within the Global Sustainability Area, although all employees and areas of the Group integrate sustainability in their day-to-day work.
Approval of the above issues is made by the Global Head of Sustainability, after being reviewed at the Sustainability Leadership Meeting or the Standards WG, as communication and challenge bodies.
This governance model provides the Board and its Committees with the necessary information to make appropriate decisions and to carry out their supervisory and control function.

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Chart 26. Structure of the Global Sustainability Area
(1) This includes: CIB Investment Banking & Finance and Client Solutions Spain, Mexico, Turkey and South America.
As shown in the figure above, the Global Sustainability Area incorporates dependencies of the business units of both Client Solutions and CIB, the business unit with which it shares its top manager, with the aim of strengthening and accelerating the integration of sustainability into the Group's business.
In addition, BBVA has developed a network of experts, made up of sustainability specialists in different areas of the Group (Client Solutions, CIB, Asset Management, GRM, Finance, Regulation & Internal Control, Legal, Internal Audit and the Global Sustainability Area itself). These specialist teams are responsible for generating knowledge in the field of sustainability in the Group for proposals and solutions for customers, as well as for supporting the areas in the development and implementation of new value propositions in the field of sustainability, the integration of sustainability risks in risk management, the management of non-financial risks, as well as the definition of a public agenda and sustainability standards.
In 2022, the Sustainability Alignment Steering Group (SASG) was established to follow up on the alignment targets of the sectors for which targets have been set and to monitor compliance with these targets. It is made up of the heads of the CIB, GRM, Global Sustainability, Strategy and Regulation & Internal Control business areas.
After passing through the SASG, the monitoring of compliance with the objectives, including an explanation of possible deviations and measures to redirect them (if applicable), is presented quarterly for review at the highest executive level and subsequently to the Corporate Bodies, at least every two years.
In addition, in 2023 BBVA developed a procedure for managing environmental and social disputes in order to identify the existing processes that prevent disputes from materializing and to establish how to manage and resolve them in this area. This procedure covers environmental and social disputes associated with wholesale customers that are incorporated into the development of their financial programs. Of particular note is the role of Corporate & Investment Banking in conducting due diligence processes for customers related to compliance with the Environmental and Social Framework, the Equator Principles and the analysis and management of social disputes.
The Global Customer Committee C&IB (hereinafter GCC) or its local equivalent designated in each geography, monitors the plans for dialogue and accompaniment with customers and involves an evaluation of compliance with the Environmental and Social Framework described in section "8.3.1. Social Risk Strategy and Business Processes".
The GCC meets, by default, on a half-yearly basis, although ad-hoc meetings may be held if necessary.
The results of the dispute analysis and social analysis of customers and projects are managed through the New Business Committee (hereinafter, NBC), and also considered in the approval of financial programs of wholesale customers, which are managed through the credit risk approval committee structure.
The NBC is held at least weekly in 3 geographic areas (EMEA, Latam and United States). Each wholesale customer transaction must be approved taking into account the environmental, social and governance risk factors affecting the transaction, which are specifically defined and evaluated for each transaction proposal presented at the NBC. The proposals are evaluated by the committee members, together with a team from the Global Sustainability Area, which is responsible for completing the information and providing an assessment of the documentation analyzed by the committee. This way, the ESG risk factors can be evaluated by the members, along with the other relevant factors that are

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evaluated, to make the decision on whether to approve the transaction.
If the transaction is approved, it must be evaluated by the wholesale credit risk management committees, which also evaluate ESG risk factors, specifically including social and governance risks, as previously explained.
To facilitate the decision-making processes described above, the Sustainable Finance C&IB team (which also manages the C&IB Reputation functions) may request a complementary analysis from the Holding Reputation unit. This unit is responsible for coordinating the Group's reputational risks, some of which originate from social risks. Its evaluation is reported to the Corporate Assurance Committee and the Board's Executive Committee.
For more information, issues related to the ESG governance approach are also cited in sections 8.2 Environmental Risk, 8.3 Social Risk and 8.4 Governance Risk in the Strategy and Risk Management subsections of this report.
Remuneration
The 2023 financial year includes indicators related to the mobilization of sustainable financing, decarbonization of the portfolio and a social indicator that will measure the evolution of the percentage of women in management positions in the BBVA Group. As a novelty, the sustainable business channel related to inclusive growth, which in 2022 was not included for incentive purpose, is incorporated.
For more information, see section "6. Information on remuneration" of this report.
8.1.3.3.Integration of sustainability in financial planning
BBVA is incorporating aspects related to sustainability in its day-to-day business, both in customer relations and internal processes, including its management control and reporting processes.
BBVA in Spain is integrating sustainability into its financial reports to senior management and business areas. These reports include analyses of the evolution of profitability and impact on the income statement, and some internal resource allocation decisions are derived from them.
On a recurring basis, financial reports are used for decision-making based on the sustainability axis, including data on sustainable business channeling, profitability, sustainable activity penetration percentage, as well as balance sheets and income statements that allow monitoring of sustainable operations for each of the business segments.
Sustainability is expected to be progressively integrated into the financial reports of other geographical areas.

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8.2.Environmental risk
8.2.1. Strategy and business processes
BBVA aims to generate a positive impact through the activities of its customers, its own activity, as well as its relationship with and support to society, in order to achieve its purpose of "bringing the age of opportunity to everyone" and to fulfill its strategic priority "Helping our clients transition to a sustainable future".
BBVA has therefore made sustainability one of its six strategic priorities, focusing on the fight against climate change, the protection of natural capital, and inclusive growth.
8.2.1.1.Sustainability in the business development
BBVA is driving the development of sustainable products or products that promote sustainability to capture the incremental business it represents, and takes a unique approach for each customer segment. These segments include wholesale customers (corporate and institutional), enterprises customers and retail customers. Moreover, BBVA offers sustainable investment products aimed primarily at retail customers through BBVA AM and its asset managers in the geographies where they operate.
The development of products and services is accompanied by interaction and constant dialogue with customers, the banking industry and the public sector, to help integrate sustainability into their financial decisions, identify best practices and take into account regulatory trends.
In 2021 and 2022, BBVA increased its 2025 target for the channeling of sustainable business, tripling its initial target and setting it at €300 billion for the period 2018 - 2025.
Channeling of sustainable business
Between 2018 and 2023, BBVA mobilized a total of €205,603 million in sustainable business, distributed as follows:

Chart 27. Accumulated channeling of sustainable business 2018-2023
(1) In those cases where it is not feasible or sufficient information is not available to allow an exact distribution between the categories of climate change and inclusive growth, internal estimates are made based on the available information.
(2) Includes the activity of the BBVA Microfinance Foundation (BBVAMF), which is not part of the consolidated Group and which has channeled around 7,700 million euros in the period from 2018 to 2023 to support vulnerable entrepreneurs with microcredits.
(3) Investment products art.8 or 9 under SFDR or similar criteria outside the EU managed, intermediated or marketed by BBVA. includes deposits under the Sustainable Transaction Banking Framework until its replacement by the CIB Sustainable Products Framework (both frameworks published on the bank's website), insurance policies related to energy efficiency and inclusive growth, and electric vehicle autorenting, mainly.
(4) Bonds in which BBVA acts as bookrunner.
(5) It fundamentally includes products whose funds are allocated to activities considered sustainable (in accordance with both internal and market standards, existing regulations and best practices), as well as products linked to sustainability (in accordance with both internal and market and best practices), such as those linked to environmental and/or social indicators.

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Sustainable channeling of business data for the year 2023 are detailed below (in billions of euros):

Chart 28. Sustainable business channeling data during 2023

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(1) In those cases where it is not feasible or sufficient information is not available to allow an exact distribution between the categories of climate change and inclusive growth, internal estimates are made based on the available information.
(2) Includes the activity of the BBVA Microfinance Foundation (BBVAMF), which is not part of the consolidated Group and which has channeled around 1,450 million euros in 2023 to support vulnerable entrepreneurs with microcredits.
(3) It covers more than one area of action, but with the information available it is not possible to make an exact assignment.
(4) It fundamentally includes products whose funds are allocated to activities considered sustainable (in accordance with both internal and market standards, existing regulations and best practices), as well as products linked to sustainability (in accordance with both internal and market and best practices), such as those linked to environmental and/or social.
(5) Bonds in which BBVA acts as bookrunner.
(6) Investment products art.8 or 9 under SFDR or similar criteria outside the EU managed, intermediated or marketed by BBVA. includes deposits under the Sustainable Transaction Banking Framework until its replacement by the CIB Sustainable Products Framework (both frameworks published on the bank's website), insurance policies related to energy efficiency and inclusive growth, and electric vehicle autorenting, mainly.
(7) Includes insurance policies related to energy efficiency and inclusive growth.

For the purposes of the 2025 Target, channeling is considered as any mobilization of financial flows, on a cumulative basis, in relation to activities, customers or products considered sustainable or that promote sustainability in accordance with internal standards inspired by existing regulations, market standards such as the Green Bond Principles, the Social Bond Principles and the Sustainability Linked Bond Principles of the International Capital Markets Association, as well as the Green Loan Principles, Social Loan Principles and Sustainability Linked Loan Principles of the Loan Market Association, existing regulations and best market practices. The foregoing is without prejudice to the fact that such mobilization, both initially and at a later time, may not be recorded in the balance sheet. To determine the amounts of sustainable business channeled, internal criteria are used based on both internal and external information, whether public, provided by customers or by a third party (mainly data providers and independent experts).
The following standards are taken into account when determining the channeling:

–Internal standards:
Internal standards inspired by the European taxonomy (insofar as they consider the "substantial contribution" element to the environmental objectives defined by said taxonomy) and best market practices, which may also present a certain degree of flexibility when applied in non-European geographic areas in order to reflect their different national situations and avoid excluding emerging economies. These could be applied in countries where local taxonomies exist.
In addition, given its significant presence in emerging countries, BBVA has developed an internal standard of inclusive growth, defining activities that can be considered sustainable due to their contribution to social objectives. This standard has been developed based on the UN SDGs, international human rights principles, the Social Bond Principles, best market practices and the EU draft social taxonomy. Because social aspects have very local and regional characteristics, methodologies have been developed and thresholds have been

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established based on national and international indicators.
CIB framework for sustainable products: applicable to certain products of BBVA's CIB activity such as transactional banking products or certain structured products of the Global Markets activity. It is based on the SDGs, market practices and internal standards, with the opinion of an independent third party. This Framework is public and available on the BBVA shareholders and investors website.
–Market standards for products and activities based on the use of funds:
Mainly the Green Bond Principles and the Social Bond Principles of the International Capital Markets Association, as well as the Green Loan Principles and the Social Loan Principles of the Loan Market Association. In addition, other market standards such as the SDGs are taken into account.
–Market standards for products and activities related to sustainability (generally linked to a series of indicators or criteria related to ESG aspects in order to encourage positive behavior in sustainability matters):
Mainly, the Sustainability Linked Bond Principles of the International Capital Markets Association
and the Sustainability Linked Loan Principles of the Loan Market Association.
In addition to internal and market standards and best practices, existing regulations on the subject (most notably the Taxonomy Regulation 2020/852 and the Disclosure Regulation 2019/2088) are taken into account.
BBVA also considers the activities of its customers that comply with internal standards and applicable regulations, relying on external data providers and using company-level certifications of recognized prestige in the market.
Among the sustainable products or products that promote sustainability included in the sustainable business channel aimed at contributing to the fight against climate change and the promotion of inclusive growth, the following stand out:

1.Products for wholesale customers - CIB and Enterprises
In 2023, the mobilization of sustainable business with wholesale customers amounted to around €61 billion, €51 billion linked to climate change and almost €10 billion linked to inclusive growth.

Chart 29. Mobilization of sustainable business from corporate and institutional clients by 2023
(1) It fundamentally includes products whose funds are allocated to activities considered sustainable (in accordance with both internal and market standards, existing regulations and best practices), as well as products linked to sustainability (in accordance with both internal and market standards and the best practices), such as those linked to environmental and/or social indicators.
In 2023, BBVA continued to be very active in financing sustainable projects by participating in the channeling of €1.63 billion (BBVA participation) of sustainable business in the following main areas:
–€1.52 billion in projects related to climate change (renewable energies, energy efficiency, sustainable mobility, etc.),
–€0.11 billion in projects related to inclusive growth (transport infrastructure sector, telecommunications sector as facilitators of access to new technologies, etc.). For example, BBVA has also participated in one-off operations in the transportation infrastructure for the economic development of vulnerable regions, such as the "Vía 40 Express" project in Colombia, which links Bogotá with the country's main port on the Pacific Ocean, benefiting more than one million people in 13 municipalities and

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which will be an important source of job creation during its construction.
In the area of financing and transactional banking activity, €48.28 billion has been channeled during 2023, €41.60 billion related to climate change and €6.68 billion related to inclusive growth. It is worth noting:
–15.12 billion corresponds to financing and transactional banking activity mainly linked to the performance of environmental and/or social indicators: €14.58 billion linked to climate change and €540 million to inclusive growth. In this way, BBVA promotes the environmental and social performance of companies, applying a reduction in the price in the event of achieving the objectives established in relation to environmental and/or social indicators, such as the reduction of Scope 1, 2 and 3 emissions, the efficient use of resources such as water or waste, the increase of women in management positions or the reduction of occupational accidents. Of these €15.12 billion, €1.55 billion relate to accounts payable financing linked to sustainability based on an evaluation and classification of suppliers on the basis of sustainability criteria.
–€33.16 billion correspond to financing and finalist transactional banking activity: €26.48 billion associated with climate change, with energy and mobility being the most important areas of action, and €6.14 billion related to inclusive growth, with financial and social inclusion and infrastructure being the most important areas of action.
In its transition toward sustainability (climate change adaptation, mitigation or contribution to inclusive growth), it has also acted as book runner for issues of green bonds (€5.9 billion), social bonds (€1.72 billion), sustainable bonds - with both a green and a social component - (€2.24 billion) and bonds linked to environmental and/or social indicators (€1.18 billion) of customers in the United States, Mexico, South America and Europe, including Spain. The total disintermediated volume in 2023 amounted to €11 billion, with activity with European customers standing out. BBVA continues to support the development of the green and social bond market in Latin America and Europe, leading inaugural bond issues in these regions.
Wholesale customers CIB (corporate and institutional)
During 2023, BBVA's wholesale customer area channeled around €40 billion, with a special emphasis on solutions that contribute to boosting the improvement of its customers in aspects related to sustainability, focusing on three strategic lines:
–Accounts payable financing linked to sustainability, based on an evaluation and classification of suppliers of corporate customers based on sustainability criteria. This makes it possible to offer better discount prices on their invoices to those who score higher in relation to these criteria. This product can also support corporate customers in reducing their Scope 3 emissions.
– Financing of new clean technologies, focusing on the development of specialized knowledge to finance clean technologies such as batteries (for transportation or energy storage), green hydrogen, biofuels, all with the aim of providing support to customers in the transformation of their production models.
–Promoting the financing of renewable energy projects, especially solar and wind, with a particular focus on the United States.
Enterprises customers
In 2023, the contribution of the Corporate and Business Banking (CBB) business area was particularly relevant, channeling approximately €20.9 billion, representing 30% of the annual total, compared to the 21% in 2022. This remarkable contribution was achieved thanks to the support of three strategic levers:
1.The development of a simple and scalable value proposition, establishing a two-pronged sectoral dialogue with each customer:
–Sustainable solutions aimed at generating potential economic savings, prioritizing cross-cutting issues such as energy efficiency, fleet renewal, water management, circular economy, agriculture, social infrastructure and the promotion of entrepreneurship.
–Use of advanced data analytics to develop consulting tools, such as a carbon footprint calculator for customers.
This has made it possible to establish a richer strategic dialogue with customers, thereby adopting a commercial approach focused on specific business sectors. In this context, the decarbonization strategy and sector plans have become a crucial focus point. Specific sector plans are being developed, such as in the construction sector in almost all geographies, as well as in the agri-food sectors in Mexico, Spain and South America, and in areas such as the hotel sector, transportation and logistics, and so on.
2.The integration of sustainability into the business model of the commercial network of companies in the countries begins with good business planning,

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the incentive model and the management model of the network. At the same time, progress is being made in the adoption of a risk model that allows us to analyze customers and operations using ESG criteria.
3.The creation of teams of product specialists and salespeople in all geographies, with the aim of increasing the capillarity of the business.
In 2023, these levers began to be introduced in South American countries following the good results achieved in other geographic areas where the model was more consolidated, such as Spain and Mexico. This increased the capillarity of the Group's CBB business.
2.Products for retail customers
During 2023, the BBVA Group contributed to the channeling of sustainable business through various products for retail customers for a total of €8.6 billion, €2.8 billion linked to climate change and €5.8 billion linked to inclusive growth.
Customized digital solutions for the energy efficiency and mass consumption market
In 2023, BBVA has promoted customized digital solutions for retail customers aimed at the mass consumer market. These data-driven tools and solutions provide customers with insight into the potential savings they can achieve by adopting energy-saving measures in their homes and transport. The objective is to promote more sustainable practices to contribute to the reduction of CO2 emissions.
Over the course of 2023, BBVA channeled about €162 billion into financing for solar panels, about €43 million into financing for energy efficiency measures for households and €350 billion into financing for the purchase of hybrid or electric vehicles. These solutions are being promoted throughout the geographies in which the BBVA Group operates:
–Spain
Since 2021, BBVA in Spain has been using data analytics to calculate the carbon footprint of individual customers, obtaining an approximate estimate of the amount of CO2 emissions emitted into the atmosphere, based on gas and electricity bills and expenses incurred on fuel and other means of transport. The main purpose is to offer customers solutions focused on energy savings based on this data.
As a result, customized solutions have been developed that calculate the potential savings on customers' energy bills when installing panels or purchasing an electric car. To this end, BBVA has established alliances with several companies dedicated to the installation of self-
consumption products. The customer is offered the installation of the panels and a financing solution adapted to this product through the mobile application. Consequently, around 16,500 solar panel installations were financed during the year. In relation to sustainable mobility, the customer is also offered demonstrations showing the potential savings that can be obtained by acquiring an electric and/or hybrid vehicle. There is a catalog of vehicles available from dealers associated with the consumer finance business. In addition, through the mobile application, customers are also offered the possibility of leasing vehicles with various electric and/or hybrid model options.
–Mexico
The tool for calculating the carbon footprint of customers has been available since the beginning of 2023. Furthermore, we are working with a strategic partner, one of the main installers of photovoltaic panels in the country, to make the same solar panel procurement experience developed in Spain available to customers in 2024. This will include simulators that will estimate the savings from changing appliances to more efficient models, as well as the option to explore electric and hybrid vehicles.
–Other geographies
Turkey has had a tool for private customers to calculate their carbon footprint since 2022 and it will be rolled out in Argentina in 2024.
Furthermore, we have developed alliances to promote energy efficiency in homes in Colombia and Argentina, as well as new alliances with large retailers to finance energy-efficient, water-saving and sustainable mobility appliances in Argentina and Colombia.
It should also be noted that the BBVA Group markets mortgages for homes with high energy ratings in all the geographies in which it operates, except in Mexico, where it is working to be able to offer them. During 2023, BBVA channeled approximately€862 billion in mortgages for homes with high energy ratings. In addition, as part of the channeling of sustainable business of a social nature toward retail clients, the section “8.3.1.2 Inclusive growth” has been included.
The channeling of sustainable business referred to above is a metric that may differ from other metrics of a regulatory nature. In particular, this metric differs from the metrics to be broken down according to the European Taxonomy (Regulation 2020/852, Delegated Regulation 2021/2178, Delegated Regulation 2022/1214, Delegated Regulation 2023/2485 and Delegated Regulation 2023/2486) as well as from the information

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to be disclosed under the implementing technical standards (ITS) on Pillar 3 information related to environmental, social and governance risks8. The reasons for these differences stem mainly from the different criteria used in the various metrics. In general, the following stand out: (i) while channeling includes mobilization of financial flows in relation to activities, customers or products considered sustainable or promoting sustainability in accordance with both internal and market standards, existing regulations and best practices, regulatory metrics are constructed on the basis of environmentally sustainable economic activities in accordance with existing regulations; (ii) while channeling includes mobilization of financial flows that may not be recorded on the balance sheet (e.g. certain transactional banking activity, mutual funds or bonds in which BBVA acts as bookrunner, etc.), regulatory metrics primarily include exposures on the asset side of the balance sheet9; (iii) while the channeling concept is cumulative (reflecting cumulative balances originated since 2018) and reflects the total flow mobilized at the time of origination, the regulatory metrics only include the current exposure, mainly on the balance sheet, as of the reporting date of the year in question; (iv) while the concept of channeling includes mobilization of flows that contribute to a social purpose such as inclusive growth and other environmental objectives, the regulatory metrics only consider the contribution to an environmental purpose.
Accordingly, the following sections show BBVA's sustainable exposures according to the European Union Taxonomy and the implementing technical standards (ITS), with respect to the ESG10 template on other mitigation actions, on Pillar 3 disclosures related to environmental, social and governance risks.
Information related to Article 8 of the Taxonomy of the European Union
Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 (hereinafter referred to as the Taxonomy Regulation) on the establishment of a framework to facilitate sustainable investments aims to establish the criteria for determining whether an economic activity is considered environmentally sustainable, compatible with the objective of keeping global warming below 1.5°C compared to pre-industrial levels and with the European Green Pact.
In addition, Article 8 establishes certain disclosure requirements for companies subject to the Non-Financial Reporting Directive (hereinafter, NFRD).
Based on the above, financial institutions must include in their non-financial information statement, a series of indicators related to sustainable economic activities according to the EU taxonomy.
The Taxonomy Regulation identifies six environmental objectives:
1.Climate change mitigation,
2.Climate change adaptation,
3.Sustainable use and protection of water and marine resources,
4.Transition to a circular economy,
5.Pollution prevention and control,
6.Protection and restoration of biodiversity and ecosystems.
Based on these objectives, the regulation has also developed technical criteria to assess whether an activity is environmentally sustainable.
The first step is to determine whether an activity falls within those detailed as eligible by the EU taxonomy, which are those that can potentially contribute to one or more of the environmental objectives. An economic activity, in order to be considered eligible, must be covered by the delegated acts that develop the European taxonomy, regardless of whether that economic activity does not meet any or all of the technical selection criteria set out in those delegated acts and ultimately cannot be classified as environmentally sustainable.
Subsequently, once eligibility has been determined, it is necessary to check whether the activity is aligned with the EU taxonomy by verifying that the following technical selection criteria are met:
–The activity contributes substantially to one or more of the six environmental objectives
–The activity does not cause significant harm to any of the other environmental objectives. Do Not Significantly Harm in English terminology (hereinafter DNSH)
–The activity is carried out in accordance with the human rights and Minimum Social Safeguards (MSS). OECD Guidelines for Multinational Enterprises and the United Nations Guiding Principles on Business and Human Rights, including the principles and rights set forth in the eight core conventions referred to in the International Labor Organization Declaration on Fundamental Principles and Rights at Work and the International Bill of Human Rights.
As of December 31, 2023, the disclosure obligations for financial institutions are as follows:
–Economic activities aligned to the environmental objectives of Climate Change Mitigation and Adaptation. In the recent publication of the Delegated Regulation (EU) 2023/2485 that supplements the Taxonomy Regulation on
8 Incorporated in Commission Implementing Regulation (EU) 2022/2453 of 30 November 2022 amending the technical implementing rules laid down in Implementing Regulation (EU) 2021/637.
9 According to the regulatory definition (FINREP) of exposure: outstanding risk on loans and advances, as well as bonds in the investment portfolio.

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mitigation and adaptation objectives, new economic activities were included, for which BBVA does not have exposure to eligible activities.
–Specific breakdowns on alignment of some Nuclear and Gas related activities
–Eligible economic activities in relation to environmental objectives: sustainable use and protection of water and marine resources, transition to a circular economy, pollution prevention and control, and protection and recovery of biodiversity and ecosystems.
It should be noted that those economic activities that do not fall within the framework of the EU taxonomy or do not meet all of its requirements do not imply that they are harmful or that they have a negative impact on the environment, but rather that they do not meet all of the conditions for inclusion in this classification.
Economic activities aligned to the environmental objectives of Climate Change Mitigation and Adaptation
The economic activities of credit institutions are mainly reflected in the different products and services they offer to customers as well as in the investments they make to manage their assets and liquidity. These activities are considered to be aligned in accordance with EU taxonomy to the extent that activities performing certain counterparts of such products or investments provided for in the regulations are aligned.
In order for credit institutions to calculate the alignment of their activity, it is necessary to consider whether the financing granted to a counterparty has a general purpose for the counterparty, or whether it responds to a specific purpose.
General purpose financing
Non-financial companies subject to the NFRD Directive had to publish their KPIs related to climate change mitigation and adaptation objectives for the first time in their management reports at the end of the 2022 financial year: i) Turnover and ii) capital expenditures (CapEx) and operating expenses (OpEx). Starting in 2024, the indicators corresponding to the rest of the environmental objectives will be added to these publications.
The information published by non-financial companies subject to the NFRD is necessary for financial institutions to calculate the eligibility and alignment of certain exposures recognized in their assets. In this way, the information published by these counterparties is used to calculate the proportion of general purpose exposure aligned with the EU taxonomy. The Group has obtained the data published by certain companies through an external provider and uses it to calculate the alignment of the general purpose financing granted to these companies. Likewise, public information from customers has been used to more accurately reflect eligible activities, representing an evolution in the granular information of the main customers in the EU. In the retail portfolio (households), in contrast to the previous year, financing for the acquisition or renovation of housing and automobile financing have been included as eligible and, consequently, other general financing has been excluded.
The KPIs established by the regulation for credit institutions provide a comprehensive breakdown of the bank's exposures to activities covered (eligible) by the EU Taxonomy, and additionally those that are not only eligible, but also meet all the necessary requirements of the taxonomy to be considered sustainable (aligned).
Financing for specific purposes
The alignment with the EU taxonomy of funding that is granted for a purpose or destination that is known to the entity must be analyzed taking into account all the requirements established by the technical selection criteria mentioned above (i) substantial contribution, ii) does not cause significant harm and iii) social safeguards.
In order to determine that specific funding does not cause significant harm (DNSH), it must be demonstrated that the remaining environmental objectives are not impaired based on guidelines established by the standard. Therefore, the financing granted to a company that contributes substantially to the climate change mitigation objective must also ensure compliance with the DNSH criteria for the remaining objectives. For example, in relation to the "power generation using solar photovoltaic technology" activity, which is a key technology for the EU's renewable energy transition, under the criterion of no significant harm to the circular economy objective, the expectation is that availability is assessed and, where feasible, equipment and components of high durability and recyclability are used, as well as it being easy to dismantle and refurbish," according to the taxonomy regulation.
BBVA assesses the substantial contribution of specific funding, however, the degree of maturity regarding the implementation and usability of the EU taxonomy in the banking industry makes the establishment of a similar process to ensure compliance with DNSH and MSS currently complex. Therefore, a portion of the specific funding granted by BBVA that contributes substantially to an environmental objective is not included in the alignment metrics. BBVA has identified specific funding with substantial contribution in other specific products such as project finance, automobiles or other products or activities included in the EU taxonomy that have not been included in the alignment metrics for the reasons described above. As an exception, loans granted to families (households) for the purchase of newly built,

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energy-efficient housing10, under the assumption that they have followed the technical building standards in force for this type of property, which include requirements to implement more sustainable construction practices that reduce the risks of environmental deterioration as well as mitigate the consequences of certain adverse atmospheric impacts.
Green Asset Ratio
The Green Asset Ratio (GAR) is an indicator to reflect the extent to which certain assets on the bank balance sheet are aligned with the EU taxonomy. This indicator has been prepared following the regulatory definitions of the European Commission. At present, the EU Taxonomy methodology does not allow financial institutions to include exposures to companies not subject to the Non-Financial Reporting Directive (NFRD) in the numerator in their sustainability ratios. Therefore, exposures involving companies domiciled in a third country outside the EU and exposures to EU companies that are not subject to this Directive, e.g. the vast majority of SMEs, have been excluded from the indicator. In practice, this means that any eligible economic activity that is being financed outside the EU will not be counted in the ratio (with limited exceptions). This structural characteristic of the GAR leads to large differences depending on each bank's business model, customer base and geographic footprint.
Information on EU taxonomy to be disclosed in Pillar 3 compared to the NFS
Financial institutions are required to disclose information on EU taxonomy both in the management report (within the NFS non-financial information statement) and in the prudential relevance report (Pillar 3 report). The European Commission established the basis for the calculation and the first standardized templates. The EBA established similar disclosure requirements within its ITS requirements for Pillar 3, although with some differences that mainly consist of:
i.only the information of the counterparties related to the aligned turnover is used for the calculation of the general purpose, and does not require the alignment of the investments in fixed assets (CapEx).
ii.The standardized templates for Pillar 3 present some differences with respect to those included in the NFS. However, there are no additional requirements to those established by the Commission, but rather the European banking authority has focused on climate risks within the banking system (no off-balance sheet information or assets under management, etc., is requested).
Below is a breakdown of the exposures that comply with the European Union Taxonomy according to the requirements for Pillar 3:

Table 98. ESG6. Summary of key performance indicators for taxonomy-compliant exposures (12-31-2023)

	KPI			% coverage (over total assets) (1)
	Climate change mitigation	Climate change adaptation	Total (Climate change mitigation + Climate change adaptation)
GAR stock	0.49%	0.03%	0.52%	59.04%
* The information includes the most significant BBVA Group entities, which represent 96.5% of total assets. The financial assets analyzed correspond to the categories of financial instruments valued "At amortized cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&G" and "Non-tradable at Fair Value through profit or loss". This data represents the best information available to date.

(1) % of assets covered by the KPI over banks´ total assets
10 In accordance with a conservative approach, only properties that meet the criterion of substantial contribution to climate change mitigation described in section 7.7 are included. “Acquisition and ownership of buildings” and that a non-inferred energy efficiency certificate is available.

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Table 99. ESG7. Mitigation actions: Assets for the calculation of GAR (12-31-2023. Million euros)

	Total gross carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)					TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)
				Of which specialised lending	Of which transitional	Of which enabling			Of which specialised lending	Of which adaptation	Of which enabling			Of which specialised lending	Of which transitional/adaptation	Of which enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	245,270	121,137	2,180	—	120	789	1,062	122	—	—	9	122,198	2,302	—	120	798
Financial corporations	40,449	4,153	—	—	—	—	562	—	—	—	—	4,715	—	—	—	—
Credit institutions	20,040	2,255	—	—	—	—	369	—	—	—	—	2,624	—	—	—	—
Loans and advances	16,634	1,629	—	—	—	—	155	—	—	—	—	1,783	—	—	—	—
Debt securities, including UoP	3,397	627	—	—	—	—	214	—	—	—	—	841	—	—	—	—
Equity instruments	9	—	—		—	—	—	—		—	—	—	—		—	—
Other financial corporations	20,409	1,898	—	—	—	—	193	—	—	—	—	2,091	—	—	—	—
of which investment firms	1,065	302	—	—	—	—	2	—	—	—	—	304	—	—	—	—
Loans and advances	998	302	—	—	—	—	2	—	—	—	—	304	—	—	—	—
Debt securities, including UoP	66	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity instruments	1	—	—		—	—		—		—	—	—	—		—	—
of which management companies	448	18	—	—	—	—	—	—	—	—	—	18	—	—	—	—
Loans and advances	344	18	—	—	—	—	—	—	—	—	—	18	—	—	—	—
Debt securities, including UoP	19	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity instruments	85	—	—		—	—	—	—		—	—	—	—		—	—
of which insurance undertakings	2,024	21	—	—	—	—	35	—	—	—	—	56	—	—	—	—
Loans and advances	738	21	—	—	—	—	—	—	—	—	—	22	—	—	—	—
Debt securities, including UoP	5	—	—	—	—	—	5	—	—	—	—	5	—	—	—	—
Equity instruments	1,281	—	—		—	—	30			—	—	30	—		—	—
Non-financial corporations (subject to NFRD disclosure obligations)	22,389	6,321	1,490	—	120	789	500	122	—	—	9	6,821	1,612	—	120	798
Loans and advances	19,775	6,116	1,408	—	115	736	474	119	—	—	8	6,590	1,527	—	115	744
Debt securities, including UoP	1,266	131	67	—	6	38	3	3	—	—	2	134	69	—	6	40
Equity instruments	1,348	74	15		—	14	23	—		—	—	97	15		—	14
Households	177,287	109,728	690	—	—	—						109,728	690	—	—	—
of which loans collateralised by residential immovable property	96,226	96,226	690	—	—	—						96,226	690	—	—	—
of which building renovation loans	4,478	4,478	—	—	—	—						4,478	—	—	—	—
of which motor vehicle loans	9,024	9,024	—	—	—	—						9,024	—	—	—	—
Local governments financing	4,210	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

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	Total gross carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)					TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)
				Of which specialised lending	Of which transitional	Of which enabling			Of which specialised lending	Of which adaptation	Of which enabling			Of which specialised lending	Of which transitional/adaptation	Of which enabling
Housing financing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other local governments financing	4,210	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Collateral obtained by taking possession: residential and commercial immovable properties	934	934	1	—	—	—	—	—	—	—	—	934	1	—	—	—
TOTAL GAR ASSETS	245,270	121,137	2,180	—	120	789	1,062	122	—	—	9	122,198	2,302	—	120	798
Assets excluded from the numerator for GAR calculation (covered in the denominator)
EU Non-financial corporations (not subject to NFRD disclosure obligations)	57,850
Loans and advances	56,917
Debt securities	516
Equity instruments	417
Non-EU Non-financial corporations (not subject to NFRD disclosure obligations)	102,598
Loans and advances	98,990
Debt securities	3,112
Equity instruments	497
Derivatives	1,420
On demand interbank loans	7,085
Cash and cash-related assets	7,782
Other assets (e.g. Goodwill, commodities etc.)	19,783
TOTAL ASSETS IN THE DENOMINATOR (GAR)	441,787
Other assets excluded from both the numerator and denominator for GAR calculation
Sovereigns	96,465
Central banks exposure	68,488
Trading book	141,505
TOTAL ASSETS EXCLUDED FROM NUMERATOR AND DENOMINATOR	306,457

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	Total gross carrying amount	Climate Change Mitigation (CCM)			Climate Change Adaptation (CCA)			TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)			Of which towards taxonomy relevant sectors (Taxonomy-eligible)			Of which towards taxonomy relevant sectors (Taxonomy-eligible)
		Of which environmentally sustainable (Taxonomy-aligned)			Of which environmentally sustainable (Taxonomy-aligned)			Of which environmentally sustainable (Taxonomy-aligned)
		Of which specialised lending	Of which transitional	Of which enabling	Of which specialised lending	Of which adaptation	Of which enabling	Of which specialised lending	Of which transitional/adaptation	Of which enabling
TOTAL ASSETS	748,244
* The information includes the most significant BBVA Group entities, which represent 96.5% of total assets. The financial assets analyzed correspond to the categories of financial instruments valued "At amortized cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&G" and "Non-tradable at Fair Value through profit or loss". This data represents the best information available to date.

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Table 100. ESG8. GAR (12-31-2023. % compared to total covered assets in the denominator)

% (compared to total covered assets in the denominator)	Accumulated
	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)					TOTAL (CCM + CCA)
	Proportion of eligible assets funding taxonomy relevant sectors					Proportion of eligible assets funding taxonomy relevant sectors					Proportion of eligible assets funding taxonomy relevant sectors					Proportion of total assets covered
		Of which environmentally sustainable					Of which environmentally sustainable					Of which environmentally sustainable
			Of which specialised lending	Of which transitional	Of which enabling			Of which specialised lending	Of which adaptation	Of which enabling			Of which specialised lending	Of which transitional/adaptation	Of which enabling
GAR	27.42	0.49	—	0.03	0.18	0.24	0.03	—	—	—	27.66	0.52	—	0.03	0.18	59.04
Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	49.39	0.89	—	0.05	0.32	0.43	0.05	—	—	—	49.82	0.94	—	0.05	0.33	32.78
Financial corporations	10.27	—	—	—	—	1.39	—	—	—	—	11.66	—	—	—	—	5.41
Credit institutions	11.25	—	—	—	—	1.84	—	—	—	—	13.09	—	—	—	—	2.68
Other financial corporations	9.30	—	—	—	—	0.94	—	—	—	—	10.25	—	—	—	—	2.73
of which investment firms	28.39	—	—	—	—	0.20	—	—	—	—	28.59	—	—	—	—	0.14
of which management companies	3.95	—	—	—	—	—	—	—	—	—	3.95	—	—	—	—	0.06
of which insurance undertakings	1.05	—	—	—	—	1.72	—	—	—	—	2.78	—	—	—	—	0.27
Non-financial corporations subject to NFRD disclosure obligations	28.23	6.65	—	0.54	3.52	2.23	0.54	—	—	0.04	30.46	7.20	—	0.54	3.56	2.99
Households	61.89	0.39	—	—	—						61.89	0.39	—	—	—	23.69
of which loans collateralised by residential immovable property	100.00	0.72	—	—	—						100.00	0.72	—	—	—	12.86
of which building renovation loans	100.00	—	—	—	—						100.00	—	—	—	—	0.60
of which motor vehicle loans	100.00	—	—	—	—						100.00	—	—	—	—	1.21
Local government financing	—	—	—	—	—						—	—	—	—	—	0.56
Housing financing	—	—	—	—	—						—	—	—	—	—	—
Other local governments financing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.56
Collateral obtained by taking possession: residential and commercial immovable properties	100.00	0.06	—	—	—						100.00	0.06	—	—	—	0.12
* The information includes the most significant BBVA Group entities, which represent 96.5% of total assets. The financial assets analyzed correspond to the categories of financial instruments valued "At amortized cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&G" and "Non-tradable at Fair Value through profit or loss". This data represents the best information available to date.

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Other climate change mitigation measures not included in the European Taxonomy

Table 101. ESG10. Climate change mitigating actions not covered in the EU Taxonomy (12-31-2023)

Type of financial instrument	Type of counterparty	Gross carrying amount (million EUR)
Bonds (e.g. green, sustainable, sustainability-linked under standards other than the EU standards)	Financial corporations	163
	Non-financial corporations	482
	Other counterparties	—
Loans and advances (e.g. green, sustainable, sustainability-linked under standards other than the EU standards)	Financial corporations	1,672
	Non-financial corporations	19,322
	Of which Loans collateralised by commercial immovable property	2,661
	Households	2,553
	Of which Loans collateralised by residential immovable property	1,756
	Of which building renovation loans	444
	Other counterparties	775
* Accounting portfolios: "At amortized cost", "Fair Value Through Other Comprehensive Income (FVOCI)", "Fair Value Through P&G", "Non-tradable at Fair Value Through Profit or Loss" and "Trading". Instruments: loans and fixed income, and additionally loans secured by commercial and residential real estate. Sectors: Central Banks and Public Administrations have been included as "other counterparties", credit institutions and other financial institutions as "financial companies". Fixed Income issues that comply with widely accepted environmental market standards, although they are not considered in the channeling. The detail of these actions is developed in the following sections of the report.

** The information includes the most significant BBVA Group entities representing 96.5% of total assets. These data represent the best information available to date.
Qualitative information on the nature of mitigation measures
The criteria used for cataloguing the products included in the above table of climate change mitigation11 measures are those reflected in section 8.2.1.1 when describing the standards considered in determining the sustainable business channel. These figures represent BBVA's current exposure that complies with the aforementioned standards but which is not necessarily aligned with the taxonomy of the European Union. The taxonomy-aligned exposition is included in section “8.2.1.1. Sustainability in business development” in the chapter “Information related to art. 8 of the EU Taxonomy” of this report.

Type of risk mitigated: transition risk linked to climate change
BBVA supports its clients by facilitating the mobilization of financial flows in relation to climate change mitigation objectives toward activities and products considered sustainable or that promote sustainability in accordance with the aforementioned standards and criteria.
Likewise, in relation to “transition” activities, a term widely used when talking about the economy, specific sectors, financial portfolios or companies, it is used to describe the changes in economies necessary to meet the environmental objectives of different public organizations.
Type of risk mitigated: physical risk linked to climate change
For the time being, BBVA is focusing all its efforts on supporting the customer in mitigation measures and support for the ecological transition, although initial standards have also been developed for certain adaptation activities mainly for activities related to the primary sector, such as efficient agriculture, eco-schemes or drought-resistant seeds.

8.2.1.2.Alignment of the loan portfolio with the Paris Agreement
Achieving net zero emissions by 2050 includes addressing emissions from customers who receive financing from the Group. In order to support its customers in the transition to a more sustainable future, BBVA continues to make progress in the publication of 2030 alignment targets for the sectors defined in the Net Zero Banking Alliance's Target Setting Guide.
These alignment objectives12 mean setting specific targets for the different sectors that are considered to be the largest emitters. According to the aforementioned Guide, these targets must be determined at sectoral level, which implies that adapted and specific targets will be set for each economic sector, in order to reduce its carbon footprint and move toward emission neutrality. This sectoral approach makes it possible to address the specific particularities and challenges of each industry on its path to environmental sustainability.
Considering the above, BBVA announced in 2021 its objective of phasing out thermal coal activities, by ceasing to finance companies involved in these activities in 2030 in developed countries and before 2040 globally (under the terms of the Environmental and Social Framework).
11 Climate criteria (mitigation or adaptation to climate change). No other environmental or social objectives are included.
12 The achievement and progressive progress of the decarbonization objectives will depend to a large extent on the actions of third parties, such as customers, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological and regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Consequently, these objectives may be subject to future revisions.

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In 2021, using the PACTA (Paris Agreement Capital Transition Assessment) methodology, BBVA published its2030 alignment targets for the power generation, automobile, steel and cement sectors. The Net Zero scenario of the International Energy Agency (IEA_NZE) and the Institute for Sustainable Futures Sectoral Pathways to Net Zero Emissions (ISF NZ) was used as a benchmark. In 2023, the International Energy Agency published an update to the 2050 net zero emissions scenario. BBVA's interim decarbonization targets to 2030 published in 2021 remain unchanged.
In 2022, BBVA published its alignment target for the oil & gas sector. Within the NZBA, BBVA participated in the definition of a specific guideline for this sector. However, given its relevance in global emissions, it was decided to publish a metric that would include the largest amount of emissions given the information available. The PCAF methodology has been used for the calculation and a scope 1, 2 and 3 absolute emission reduction target has been established for oil exploration and production.
In 2023, 2030 alignment targets were published for the aviation and shipping sectors. The Net Zero scenario of the International Energy Agency (IEA_NZE) for aviation and the strategy set in 2018 by the IMO (International Maritime Organization) on emissions reduction for shipping have been used as benchmarks.
Following the climate target guidance for banks published by the NZBA, during 2024, BBVA will continue to work toward establishing decarbonization targets for the remaining CO2-intensive sectors, such as aluminum, commercial and residential real estate, and agriculture. This planning will be carried out as long as there is a recognized methodology and data available to carry out such an assessment.
BBVA establishes portfolio alignment objectives for 2030 in line with sector practices, and develops a Net Zero scenario year by year. One of the EBA's requests is to prepare short-term objectives (3 years), in this sense there is a route toward Net Zero but it is not an objective officially communicated by the Group.
The following table presents, for the sectors in which alignment objectives for 2030 have been defined, the details of the chosen metrics, the alignment for the reference year, as well as the distance to the considered scenario:

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Table 102. ESG3: Banking book - Climate change transition risk: Alignment metrics (12-31-2023)

Sector	NACE Sectors	Portfolio gross carrying amount (Million euros)	Description	Alignment metric	Distance to IEA NZE2050 in the year 2030
Power	See Annex for detail	8,233	Average kilograms of CO2 per MWh	168	30%
Automotive	See Annex for detail	786	Average grams of CO2 per passenger-km	173	73%
Aviation	See Annex for detail	67	Average grams of CO2 per passenger-km	106	49%
Cement, clinker and lime production	See Annex for detail	978	Average kilograms of CO2 per ton of production	713	47%
Iron and steel, coke, and metal ore production	See Annex for detail	2,385	Average kilograms of CO2 per ton of production	1181	30%
* Accounting portfolios: "At amortized cost", "Fair Value Through Other Comprehensive Income (FVOCI)", "Fair Value Through P&L" and "Non-tradable at Fair Value Through Profit or Loss". Instruments: loans and advances, fixed income and equities. Sectors: non-financial corporations. Special features: main activity code information (NACE) used for internal management and reporting. The figures may vary slightly from the calculations made on the PACTA portfolio alignment, because this methodology takes into account the committed available, while the figures shown in the table above correspond to transactions with gross book balance. The information includes the most significant BBVA Group entities, which include 96.5% of total assets. These data represent the best information available to date.

** The base year for all sectors is 2022. Reduction targets to 2030 have been defined for the following sectors: 52% in Electricity, 46% in Automotive, 23% in Steel, 17% in Cement, all with base year 2020; 30% in Oil & Gas with base year 2021; 18% in Aviation with base year 2022. In Maritime Transport, the alignment delta is calculated by reference to the annual trajectory set by the IMO. BBVA aims to eliminate its exposure to coal customers by 2030 in developed countries and by 2040 globally.

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Methodological notes on the alignment calculation
Scope
The analysis was carried out for BBVA S.A., BBVA Mexico, BBVA Peru, BBVA Argentina, BBVA Colombia and Garanti. In order to obtain the customers for which the metric has been calculated, a selection has been made of those whose activity is considered to be part of the value chain responsible for emissions in the sector. However, it has been considered that a high percentage of the emissions of each sector is covered. In addition to the selection made by the economic activity code (NACE), an additional selection was made to identify those customers who, despite having a main activity that was not included in the analysis, could have part of their activity within the sectors included in the alignment. The analysis does not include fixed income and variable income balances, which will be incorporated in 2024.
Fossil fuel (Oil & Gas) sector metrics have been defined based on absolute emissions financed. Comprising the three scopes (1, 2 and 3) of upstream13 and parent companies in the sector and emission reduction targets have been set. The absolute emissions figure financed in 2021 was 14 million tons of CO2e and the reduction target for 2030 is 30%. At the end of 2023, this figure stood at 10.6 million tons.
During 2023, BBVA added the aviation and shipping sectors to its objectives. In 2024 it is planned to include the Commercial Real Estate sector and to work on the implementation of new sectors as methodologies become available. The 2023 shipping data shows a delta of +6.8%.
Metric calculation
The metrics used are emissions intensity per unit of production for the sectors using the PACTA methodology (power generation, steel, cement, auto and aviation) in each sector, following NZBA recommendations. The key provider of emission intensity information is Asset Impact, which provides asset information for the portfolio included in the calculation perimeter. The percentage of coverage is between 95% and 100% depending on the sector under analysis. To calculate the metric, each customer is assigned an emissions intensity figure based on production capacity. This figure is obtained by weighting the different intensities that a customer may have depending on the different technologies used in their economic activity. The intensity metric is calculated as the average intensity per customer, weighted by the production with each technology.
Once the intensity per customer is obtained, the portfolio intensity is calculated as the weighted average by the weight of each customer's exposure over the total exposure under analysis. In this calculation, the customer's total exposure (willing plus unwilling committed) is used.
In the case of the aviation sector, the Asset Impact database includes the belly freight factor, which makes the metric difficult to compare with our peers and with the different scenarios. To facilitate the analysis, the metric is calculated without a load factor (by applying a correction factor) and is published in the non-financial information statement. The figure without the load factor and after methodological adjustments is 89 grCo2/pkm).
In the case of the Oil and Gas sector, the methodology used is PCAF. First, the exposure of each customer within the scope is defined, i.e., which subsidiaries have upstream business. Once this exposure is calculated, it is used to calculate an emission attribution factor as indicated by PCAF. This factor is used to calculate the emissions to be attributed to BBVA as financier.
For the shipping companies sector, a methodology inspired by the main alignment methodology of the sector has been used. For each customer and each vessel, an emission intensity was calculated and compared individually with the IMO (International Maritime Organization) scenarios and a score was obtained. These scores are aggregated and weighted by the exposure of each customer to obtain a portfolio score.
It is important to emphasize that the baseline of these metrics may change, since the sources of information used14 and the methodology are constantly changing. BBVA's objective is to maintain the level of ambition for reduction despite the fact that the baselines may change. In addition, the achievement of these objectives is not expected to be a linear process in the short term. It is possible that it may be necessary to assume some deterioration in alignment metrics in the short term in order to achieve them in the long term.
Calculation of the scenario
To calculate the alignment, BBVA takes the IEA Net Zero scenario as a reference, except in the case of aviation and cement, where the ISF NZ scenario developed by the University of Technology Sydney for UNPRI has been used. However, the data used as a reference in 2030 for the calculation of the distance may differ from the data published by the scenarios. The PACTA methodology uses the scenario as a reference for emission decreases to meet a 1.5°C scenario, but applies a different starting point than the scenario. The starting point applied is the result of aggregating all the customers in the database used, taking this aggregation as the market reference. This database covers, according to data from the external provider, 87% of the Power sector assets, 96%
13 Oil and Gas companies with exploration, drilling and extraction activities.
14 The main supplier of information on emissions intensity is Asset Impact (formerly Asset Resolution), which provides asset information for the portfolio included in the calculation perimeter. The information coverage varies between 95% and 100%, depending on the sector analyzed.

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of the automobile assets, 91% of the steel assets, 73% of the cement assets, and information on more than 47,000 airplanes. This figure, however, does not differ significantly from the scenario and is more ambitious in most cases.
Integration in the management
The internal tools developed by BBVA are essential to integrating the management of reduction objectives into daily risk processes. These tools include:
–TRi, a tool that allows us to evaluate the current emissions profile and decarbonization strategies of each customer with a sectorial approach and based on the analysis of the most significant variables. This allows them to be categorized according to their transition risk and the maturity of their plans, allowing for a personalized assessment of their decarbonization strategy.
–Sustainability Client Toolkit, a tool that gathers ESG information from large corporations and/or entities with public information necessary for management, and offers it in a single repository. This makes it easy for front-line teams to access and use.
These resources are essential for portfolio alignment management and contribute to defining the risk appetite included in the Sector Frameworks. They allow for a comprehensive and detailed view of customers' ESG metrics and their impact on risk management strategies.
Sector alignment plans
According to the Net Zero Banking Alliance (NZBA) guidelines, within 12 months of the publication of sectoral targets, banks must publish, at a minimum, a high-level transition plan outlining the actions planned to be implemented in order to meet the targets (customer support, sectoral policies, capacity building, development of tools and products, strategy to increase the customer base, etc.).
BBVA has worked on a sectoral approach, developing sectoral alignment plans to analyze the part of the portfolio with the highest CO2 emissions and deploy a decarbonization strategy to achieve net zero emissions by 2050.
Each plan includes a detailed analysis of each sector, assessing its role in the decarbonization of the economy, identifying opportunities and risks, and defining response strategies. The sector alignment plans include an analysis of the current state of the portfolio and the situation with respect to the target set by the BBVA Group for the sector. It also identifies the core areas for managing portfolio transition risk, including portfolio alignment metrics. The plans are based on risk considerations and on the identification of business opportunities with existing and new customers, expressed through different levels of appetite for customers in the sector.
All this is reflected in the formulation of a sector specific strategic plan that defines a commercial strategy for:
–Guiding selective growth by financing and supporting existing and new customers who are actively managing their transition to net-zero emissions by 2050
–Monitoring progress in the alignment exercise, to meet the intermediate targets set for 2030.
–Mitigating risks related to decarbonization in the balance sheet.
The sectoral alignment plans have been developed by multidisciplinary working groups made up of teams from GRM, the Global Sustainability and Strategy Area. These groups have developed sectoral alignment plans, covering several key sectors such as oil & gas, power generation, auto, steel and cement, coal, aviation, and shipping.
BBVA has developed specific tools to facilitate effective management and compliance with alignment objectives, such as:
–The alignment management dashboard: uses data provided by the internal calculation process based on the PACTA methodology to monitor progress on portfolio alignment and reduction targets by sector.
–The "What If" simulator. This allows real-time evaluation of the potential impact of transactions on the decarbonization curve of each customer, as well as on the BBVA Group's portfolio curve for the corresponding sector, enabling proactive and dynamic management of the loan portfolio.
In addition, these plans integrate risk considerations supported by tools such as the TRi, and the Sustainability Client Toolkit, allowing for a management that is aligned with the objectives of the Paris Agreement.
Alignment governance model
In order to follow up on the alignment objectives of the sectors for which targets have been set and monitor their compliance, BBVA created the Sustainability Alignment Steering Group (SASG) in 2022. The SASG's functions include the following:
–Analyze and discuss the 2030 alignment objectives prior to their approval.
–Evaluate the degree of compliance with the alignment objectives and their levers.

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–Analyze and discuss proposals for sectoral or aggregate alignment plans, and for updating them, which will be submitted to the SASG by the business units, with the support of the technical teams of other participating areas.
–Promote the creation and deployment of the tools, methodologies and variables necessary for the operationalization of the sectoral alignment plans in the management processes already existing in the business units.
–Analyze and understand of the best practices in the sector, promoting the integration of sustainable criteria in day-to-day business.
BBVA's alignment governance model was strengthened during 2023. In addition to the SASG, the figure of "Global Sectorial Heads" was introduced in CIB for sectors with decarbonization targets for 2030. These sectoral leaders are responsible for leading the business strategy according to each sector, executing the actions defined in the sectoral alignment plans and implementing a support plan with customers in the sector to help them in their transition to a low-carbon economy. As part of this progress, an annual process has been incorporated to review key customer projections from a climate alignment perspective, which influences the development of the annual business plan.
Actions to manage portfolio alignment metrics include:
–Gather, evaluate and monitor the climate transition plans publicly disclosed by BBVA's customers.
–Assess the CO2 emissions and climate impact of all new transactions as part of the commercial business approval process through the use of tools.
–Generate strategic dialogue with customers on their transition strategies, seeking opportunities to support them through investment and financing proposals and solutions.
In order to promote knowledge of the best sectoral practices across the organization, specific training programs on sectoral alignment plans have been developed, complementing the sustainability training offered to all employees and specific programs on decarbonization for bankers and risk analysts.
In 2023, the BBVA Directors' Remuneration Policy and the BBVA Group's General Remuneration Policy included, as part of the Annual Variable Remuneration of the members of the Identified Staff, including executive directors and members of BBVA's Senior Management, a long-term incentive linked, for example, to the degree of compliance with the decarbonization targets of a number of sectors for which the Group publishes specific targets.
8.2.1.3.Climate change opportunities for BBVA
In addition to existing climate change risks, a number of associated opportunities have arisen which BBVA is considering to use and position itself correctly with respect to the major disruption represented by climate change.

Table 103. Climate change opportunities for BBVA

Sector	Opportunity	Time Horizon (1)
Oil & Gas	Possibility of reusing oil & gas transport assets for biofuels and hydrogen	MT
	Electrification of the oil and gas industry, and use of hydrogen	MT
Chemicals	Carbon capture and storage through chemical separation of carbon dioxide for later reuse	ST
Electricity	Strong boost to renewable energy, electricity storage	ST
	Energy efficiency services and hydrogen development	MT
	Development of nuclear fusion	LT
Construction & infrastructures	Boostering the distribution of solar panels	ST
	Renovation of buildings (headquarters, housing, premises, etc.) as well as industrial plants in need of energy-efficiency improvements because of the increased regulatory impact and self-consumption	ST
	Infrastructures to improve climate change adaptation: changes in cities, development of a smart grid, charging infrastructure for electric vehicles	ST
Transportation	Efficient low-emission and mobility services (electrical, Liquefied natural gas -LNG- and hydrogen)	ST
Mining & metals	Production of metals to manufacture electric vehicles (copper, lithium, cobalt and nickel among others)	ST
Agriculture	Efficient irrigation systems, use of waste as a source of biogas	ST
	Renewable energy use (solar) in agricultural plants	ST
	Development of new anti-drought products	ST
Carbon markets	Creation of carbon credit markets	ST
Other sectors	Circular economy, recycling, waste and water treatment, tree planting, food industry, tourism industry conversion to carbon neutrality (fossil fuel change, etc) and natural capital	ST
(1) ST: Short Term, <4 years; MT: Medium Term, 4-10 years; LT: Long Term, >10 years.

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8.2.1.4.Communication and dialogue with customers
The following details how BBVA obtains information from its customers, analyzes it and proactively and constructively provides solutions to help them transition to a net-zero emissions future, depending on how far along the customer is on their path to decarbonization. This is consistent with its Net Zero 2050 strategy and transition plan.
Due diligence process and knowledge of the customer
Wholesale customers
BBVA is working to increase the sustainability-related knowledge of its wholesale customers mainly through:
–Sustainability questionnaires adapted to different industries that are applied in the development or renewal of the financial program.
–Environmental and Social Framework. Through the information obtained in the KYC (Know Your Client) process and the information provided by an external advisor, it is verified that the new wholesale clients covered by the framework do not incur the general exclusions and specific restrictions provided for the sectors covered by the Framework: mining, agribusiness, energy, infrastructure and defense.
–Equator Principles. BBVA subjects each project within the scope of said principles to an environmental and social due diligence analysis based on the Equator Principles, considering impacts on climate change and human rights.
BBVA has developed its "Guide for the integration of ESG factors in wholesale credit analysis". Additional information on these points is more fully detailed in section “8.3.2 Social risk management”.
In addition, BBVA has specified an internal taxonomy for transition risk. The purpose is to classify sectors according to their sensitivity to this type of risk. In the development of its sectoral frameworks used in credit approval, several metrics make it possible to assess the vulnerability of each client to transition risks and to integrate this aspect into risk and support decisions.
Progress is also being made in developing internal capabilities to classify customers based on their public information, low-carbon business profile and decarbonization plans. Within the CBB scope, BBVA has used data analytics to calculate the carbon footprint of companies and uses it to offer value solutions to its customers. The carbon footprint calculator for companies provides information on the ESG profile of customers (footprint calculation, change over time, comparison with the sector average and similar companies, etc.), making it possible to categorize customers and implement targeted, personalized and tailored advisory and commercial actions adapted to each customer's profile.
Recent upgrades have been implemented that include the ability to set energy savings goals. In addition, alerts have been added to warn when the target is being reached, as well as a consumption comparison with other companies in the same sector of activity (CNAE), with a similar level of turnover and equivalent number of employees. This comparison shows the monthly expense percentile in relation to the rest of the comparable companies.
BBVA also uses natural language processing techniques for large-scale ESG categorization of business customers from public information such as customers' corporate websites, official records, news, etc. These techniques increasingly enrich the commercial information provided and help customers improve their environmental performance.
Retail customers
BBVA identifies, accredits and documents the activity carried out by retail customers through KYC under a risk-based approach. This allows for a better understanding of customers, their operations, customer segmentation, products, channels, jurisdictions and transaction tracking.
As for individual customers, they have the option of calculating their carbon footprint thanks to their digital and data analytics capabilities. This service aims to make them aware of the impact their actions have on the environment and help them in the transition to a more sustainable world. By adding the characteristics of the home (surface area, energy certification, etc.), BBVA can assess improvements in energy efficiency and offer information on simple and sustainable changes in habits that may help reduce the household bills of its individual customers. This service is available in Spain, Turkey and Mexico, and work is underway to make it available to Argentine customers in 2024.
Moreover, in Spain it is already possible to see the potential savings from switching to an electric car or installing solar panels, as well as purchasing these items along with financing options offered by BBVA through its digital platforms. This has been possible thanks to the strategic agreements established with companies in the sector. Customers can also sign up for one of the sustainable products provided by BBVA and use the Valora tool, which provides them with an estimated and automatic valuation of their real estate and transport assets.
ESG communication and dialogue actions with customers

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Sustainability is part of the recurring dialogue with our wholesale customers (engagement) and of the value proposition presented, both strategically and commercially, and is integrated into the admission, pricing and risk management processes. BBVA interacts and shares knowledge and best practices with its wholesale customers.
In 2020, the ESG Advisory service was created to assist global customers in their transition to a more sustainable future across all business sectors. It is a data-driven proposition aimed at facilitating the targets that customers are assuming to align with the Paris Agreement and advance the United Nations 2030 Agenda for Sustainable Development. The dialogue with customers on ESG aspects is based on:
–General description of how sustainability is evolving in the political and financial context, explaining the principal regulatory issues, reporting needs, developments in the financial markets, ESG classifications, etc.
–Expertise in several of the industries facing the greatest challenges in the transition to a low-carbon economy: oil & gas, power generation, automobile manufacturers and auto parts, as well as other industries such as infrastructures, processed food, beverages, cement, fintechs and pharmaceuticals. Customers are briefed on the key challenges and opportunities for each industry and the dialogue focuses on each industry's roadmap to align with the Paris Agreement. BBVA provides information to its customers on regulation, technological improvements and best practices in each industry, as well as a comparative analysis on how similar companies are evolving in terms of ESG, different alternatives to improve their sustainable profile and how to set specific short- and medium-term objectives.
–Specialization in areas such as Cleantech, biodiversity, ESG Rating, Carbon Markets and Natural Based Solutions, in which BBVA provides specific advice to customers with the aim of helping and, where appropriate, accelerating their transition with debt and equity solutions.
–Provide support in the analysis of customers' Scope 3 emissions and their suppliers' carbon footprint, in order to develop future strategies to reduce the environmental impact of value chains and increase their resilience.
–Offering customers a range of products that are sustainable or promote sustainability (bonds, loans, transactional banking activities, etc.) that not only meet their financial needs, but also support their sustainable transformation.
BBVA provides direct support to its wholesale customers, both global and non-global, in the inclusion of ESG practices in their business strategies and operations. This is achieved through one-on-one visits, mass outreach events and project consulting focused on initiatives such as energy efficiency, renewable energy, efficient construction and sustainable mobility. Sustainable practices are promoted, covering efficient water management, circular economy, waste management, environmental impact and looking after biodiversity and so on.
Managers are provided with information on sustainable solutions applicable to different sectors of the economy so that they can make more focused proposals to their customers. BBVA, in collaboration with a company specialized in the management of European funds from the Next Generation EU program, approved by the European Commission, offers an information service to customers promoting Spanish business projects related to the ecological transition and sustainable mobility, and so on.
BBVA supports its SME customers in the integration of ESG practices through one-on-one meetings and visits, mass participation events or project consultancy with technology and consulting firms. BBVA informs its customers through digital channels and its commercial branch network. A comprehensive service model ranging from awareness-raising to project design and public aid management.
In addition, customers have access to informative information and a catalog of products that are sustainable or promote sustainability through transactional web platforms and mobile banking apps. These resources are also provided by the managers in the branches. The Group provides its customers with product information, sustainability advice and explains, where appropriate, the impact of its products on the environment (savings in consumption with an energy efficiency loan, fuel savings with a vehicle fleet renewal loan, etc.).
The customer service model is complemented by external capabilities, which is reflected in the development of strategic alliances with third parties. These partnerships are essential to help support the sustainable transition of companies and individuals. Among them, the following stand out:
– The development of the sustainable business in Spain, focused on the promotion of sustainable mobility, has led to the signing of agreements with the association of vehicle dealership associations and dealerships collaborating in the Consumer Finance business for the distribution of electric and hybrid cars and the renewal of fleets for companies.
–The promotion of solar self-consumption and the development of energy saving projects in

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the main geographical areas where BBVA is present has allowed it to build alliances and agreements with solar panel installation companies in Mexico, Spain, Argentina and Colombia.
–Agreements with multilateral organizations and development banks to promote sustainable business, such as the agreement with the International Finance Corporation in Peru and Colombia.
Finally, events have been organized with content related to sustainability: trends, sustainable finance, risks, opportunities, energy efficiency, renewable energy, clean transportation and agriculture.
In March 2023, the I Edition of the ESG Summit was also held in Mexico, where BBVA tried to convey the importance of integrating ESG criteria into the business model. The 'BBVA Sustainability Image 23 Summit' was held in October, where strategies and experiences were shared to address climate change and inclusive growth.
Garanti BBVA has held several conferences in different locations within the thematic program of events entitled "Sustainable Future in Exports", to explain the key points of the EU Green Deal and the Carbon Border Adjustment Mechanism and to offer concrete proposals to institutions and companies, especially SMEs, involved in exporting to the European Union.
In April 2023, the BBVA Sustainability Forum took place in Uruguay, bringing together authorities, experts and businessmen to analyze the various initiatives to support the fight against climate change.

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8.2.2.Risk Management
To carry out the process of identifying the risks and opportunities associated with climate change, BBVA has identified the sectors with the highest transition risk and/or the highest physical risk. These sectors face substantial transformation challenges that require, and are already requiring, large investments. They are also the sectors that will demand a deeper understanding and monitoring of risks.
During this sector identification process, and for an understanding of their key risks and opportunities, the Group has relied on the support from external advisors. The results of the process have subsequently been checked with the guidelines of the Net Zero Banking Alliance (Guidelines for Climate Target Setting for Banks), where these sectors appear as the most CO2e intensive sectors.
Likewise, in 2023 for identifying dependencies and impacts related to natural capital, the methodology employed was Encore, a tool developed by Global Canopy, UNEP FI and UNEP-WCMC (UN Environment Programme World Conservation Monitoring Centre)that aids organizations in analyzing their exposure to nature-
related risks, facilitating initial steps toward understanding dependencies and impacts on nature. Among the impact drivers, CO2e emissions feature prominently, with the analyzed sectors exhibiting high impact in this driver.
8.2.2.1.Integrating climate change into risk planning
The risks associated with climate change, both transition and physical, are considered additional factors that impact the risk categories already identified and defined in the BBVA Group. These risks are managed through risk management frameworks. As a result, the integration of climate-change related risks into the BBVA Group's risk management framework is based on their incorporation into the governance and processes already in place, taking into account regulatory and supervisory trends.
Climate change risk management in BBVA is based on the risk planning process, which is marked by the defined risk appetite and is specified within the management frameworks that determine its treatment of these risks in day-to-day operations.

Chart 30. Integration of climate change into risk planning
Risk appetite Framework (RAF)
BBVA's Risk Appetite Framework (RAF), approved by the corporate bodies and applicable in all material geographic areas of the Group, determines the levels of risk that BBVA is willing to assume in order to achieve its objectives, considering the organic performance of the business. It is structured in a hierarchical manner, starting from the thresholds of the core metrics and metrics by type of risk, which result in a framework of management limits. This framework has a general statement that sets out the general principles of the risk strategy and the target risk profile. This statement underscores the commitment to sustainable development as a fundamental part of BBVA's business model, with emphasis on accompanying customers in their transition to a sustainable future. In addition, the climate component is incorporated into risk management. This statement is complemented and detailed by a quantification of the appetite through

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metrics and thresholds that provide clear and concise guidance to the maximum acceptable risk profile.
Since 2021, a classification of the activities most exposed to transition risk has been incorporated into the framework, using the quantitative metrics established by the Group. In this way, the Exposure at Default (EAD) of activities classified as High Transition Risk (hereinafter HTR) is assessed. With respect to this classification, the Board of Directors of BBVA has approved thresholds at a Group and geographic area level, which determine the maximum appetite for this risk.
Additionally, since 2023, a new metric has been incorporated into the management limits called High Market Misalignment, which evaluates exposure to customers whose emissions intensity is above 30% of the market average. This metric takes a transition risk management approach by focusing on customers with a clear level of misalignment from the emissions intensity trajectories established by the International Energy Agency's Net Zero Emissions scenario for each of the sectors. The calculation scope is the lending portfolio of the automotive, power generation, steel and cement sectors.
As part of the annual RAF review process, a new indicator has been included for 2024 linked to the degree of compliance with decarbonization targets for a number of sectors for which BBVA publishes specific targets.
The definition of the levels of tolerance established in the Risk Appetite Framework are based on the Risk Assessment and Scenario analyses described below.
Risk Assessment
The Risk Assessment begins with a self-assessment on how the different risk factors associated with climate change impact the main types of existing risks (credit, market, liquidity, etc.). Secondly, an analysis is carried out of the sectors that are most sensitive to this risk under the classification that establishes the different levels of transition risk. Finally, the methodology used to assess the climate vulnerability of the different relevant geographical areas in which the BBVA Group operates is described. These last two aspects, the analysis of sectors sensitive to climate change and the assessment of climate vulnerability in specific geographic areas, are integrated into management through processes such as admission frameworks or the establishment of risk limits. This implies that the information derived from these assessments is used to make decisions related to the admission of new customers or projects, as well as to establish risk limits in specific areas, ensuring a more informed and accurate management of the climate risks associated with BBVA operations.
As part of its General Risk Management and Control Model, the Group develops periodic risk identification and assessment processes to identify material risks that could have a negative impact on its risk profile and to manage those risks actively and proactively. These processes cover all types of risks faced by BBVA, including those that are difficult to quantify. Since 2022, the General Risk Management and Control Model specifically considers sustainability an essential part of the Group's strategy.
The Global Risk Assessment is a prospective exercise which updates at least twice a year, and allows a comparison between risk types, business activities and moments in time, facilitating the understanding of the Bank's positioning and its development, and identifying the material risks to cover with capital. Since 2020, the Group has been conducting a primarily qualitative climate assessment to determine BBVA's vulnerability to transition and physical risk. In 2023, progress was made toward a quantitative approach in the development of the Climate Risk Assessment. A series of metrics have been defined that have allowed to objectively evaluate risk levels, both in terms of transition risk and physical risk, and in the case of physical risk, evaluating potential impacts for each of the hazards analyzed. In addition, progress has been made in estimating the impact of both transition risk and physical risk on BBVA's strategy and business model. The results are submitted to the highest executive risk committee (GRMC), as well as the corporate bodies, as this assessment is integrated into key corporate processes such as the Risk Appetite Framework and the Internal Capital Adequacy Assessment Process (ICAAP).
The climate change risk assessment process runs in parallel with the Group's global risk assessment, but with a broader time focus. An analysis is carried out for a short term (4 years), medium term (4-10 years) and long term (more than 10 years) horizon, which allows for a comprehensive consideration of expected impacts. The assessment of climate change risks includes, as for the other risks, the two perspectives of the global assessment:
1.Identification of risk events: Transition risk and physical risk are included in the identification of risk events that could have a significant impact on the Group. A matrix of risk events identified in 2023 is prepared and represented in figures according to their estimated impact on the BBVA Group and their assigned probability.

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Chart 31. Risks materializing in the short term: time horizon 12-18 months
Since 2019, climate risk has been considered a material event in this inventory. Climate change risks are classified into physical and transition risks. In the short term (12-18 months), an accelerated transition to a low-carbon economy is considered to be a medium-low impact risk event, although the probability given to this type of scenario is currently medium-low. Over a medium/long-term time horizon, the risk of physical climate change is incorporated into the inventory of emerging risks (those that could have an impact over a longer time horizon) and is assigned a medium-high risk.
2.Risk level assessment: This approach is based on an assessment of the profile of each type of risk, which is reflected in a heat map. In 2022, the analysis was extended to the six most relevant geographical areas of the BBVA Group (Spain, Mexico, Turkey, Argentina, Peru and Colombia), and during 2023 the business risk analysis was incorporated. This financial year incorporates various factors, such as the carbon footprint of customers, the energy efficiency of real estate collateral and financed emissions, among others. Work has also been done on the preliminary inclusion of quantitative metrics for certain risk factors, especially exposures to activities that are sensitive to transition risk.
The conclusions of the assessment for 2023 suggest that the main risks emerge in medium- and long-term loan portfolios, with an earlier impact on transition risk in Spain given the speed of this geographic area in adopting decarbonization policies. On the contrary, a lower risk derived from regulatory pressure is observed in emerging geographic areas. The factor with the biggest long-term impact on credit risk is that derived from investment in climate change which will have to be carried out by companies in the decarbonization process. With respect to the impact of physical risk on loan portfolios, the greater frequency/severity of extreme meteorological events and structural changes in climate patterns explains the deterioration shown in the assessment in the medium-long term.
The impact of transition risk on liquidity risk is low due to the stability of the retail deposit base and the high asset quality of the liquid asset buffer. Market risk is also low, due to the diversification of the equity portfolio and low exposure to sectors sensitive to transition risk in the fixed-income portfolio.
As for operational risk, there is a difference in the perceived risk in Spain (medium-low) and in the rest of the geographic areas (medium), due to the greater exposure of the latter to physical risk in the medium and long term.

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Table 104. Climate Change Risk Assessment 2023

	Spain			Rest of geographical areas
	ST	MT	LT	ST	MT	LT
Transition risk
Credit
Liquidity and funding
Structural equities risk
Credit spread risk
Markets (trading)
Insurance
Operational
Reputational
Business

TOTAL
Physical risk
Credit
Liquidity and funding
Structural equities risk
Credit spread risk
Markets (trading)
Insurance
Operational
Business

TOTAL
Temporary horizons definitions:
ST: short term; up to 4 years (planning horizon)
MP: medium term from 4 to 10 years
LP: long term; more than 10 years
Low risk
Medium-low risk
Medium risk
Medium-high risk
High risk
Not applicable

Analysis of scenarios and stress testing
Scenarios and internal stress tests
The climate scenarios have been integrated into the governance of the BBVA Group's internal scenarios:
1.The baseline budget scenario includes an analysis of the climate policies in force in each relevant geographic area of the Bank's footprint, their effective importance within the general economic policy framework, their consistency with the transition to a decarbonized economy and with the budget scenario itself. Potential biases on expected economic growth are therefore qualitatively assessed.
2.Incorporation of transition climate risks into one of the alternative risk scenarios (HLRS) that are continuously monitored and evaluated by the Scenario Working Group. Ongoing monitoring of alternative risk scenarios aids selecting the scenario to be used in the Group's capital self-assessment process (ICAAP).
Since 2022, various physical risk events have been assessed in the Group with the aim of considering them as input for the ICAAP. In 2022, a drought risk scenario was considered for Spain, and in 2023, among the events taken into account as an add-on to the adverse ICAAP scenario, a risk scenario for the Mexican economy triggered by cyclones was considered. The information available on the frequency and increasing severity of this type of event and the literature on the magnitude of its impact on the economy justifies its relevance as an acute climate risk event in Mexico.

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Regulatory and supervisory scenarios and stress tests
In October 2021, the ECB published the methodology for carrying out a stress test exercise on climate change risk, scheduled to run between March and July 2022. A total of 104 institutions participated in this exercise in full or in part, and of these, 41 institutions, including BBVA, carried out the full exercise. This exercise consisted of three distinct modules, each with specific focuses:
1.Module 1: consisting of a qualitative questionnaire about the internal climate stress testing framework including 11 blocks with topics related to governance, the Risk Appetite Framework (RAF), integration into the strategy, the ICAAP and future plans.
2.Module 2: focusing on the analysis of the entities' current portfolio with respect to revenue dependence on polluting sectors15 as well as financed emissions associated with those sectors.
3.Module 3: focusing on performing loss projections and bottom-up tests with different types of risks and time horizons:
–Transition risks:
–Short-term (3-year projection): including both credit risk and market risk. It was based on the Disorderly scenario of the Network for Greening the Financial System (NGFS).
–Long term (2030-2040-2050): included only credit risk and considered dynamic balance sheet projections. These projections were based on the macro situation and the entity's strategy, covering three NGFS scenarios (Hot House, Orderly and Disorderly).
–Physical risk (credit risk): two one-year projections were made, each considering different scenarios: one of floods and the other of drought with heat wave.
–The exercise covered operational risk and reputational risk through qualitative questionnaires.
In order to comply with the methodology required by the ECB in this exercise, a sectoral layer was incorporated into the loss projection models. These models, together with the sectoral scenarios published by the ECB, allowed the projections to be made taking into account the idiosyncrasies of each sector. In this way, the possible differences in sensitivities to the risk of climate change in each of them were adequately reflected through differentiated impacts.
Identification, measurement and integration of climate change into risk management
Along with incorporating climate change risk into risk planning and business strategy, its integration into decision-making at customer and operational level is necessary. This involves the adaptation of standards, sectoral policies and processes, the development of tools and the availability of customer and transaction data that were not usually handled by financial institutions.
BBVA is developing the methodologies and tools it needs to identify and measure the different components of climate change risk, and the financial impact analysis of each of them for their subsequent integration into the management. These tools are based on the metrics of financed emissions, alignment with decarbonization pathways, analysis of the vulnerability and exposure to climate hazards of customers and their collaterals, and the analysis of climate scenarios that allow for a prospective view of risks, opportunities and their financial impacts.
The adaptation of policies and procedures is particularly focused on the integration of transition risk in the Sectoral Frameworks (basic tool in the definition of risk appetite in wholesale credit portfolios) where specific criteria are specified in the admission guidelines. During 2023, the sectoral analyses of the risks derived from decarbonization were updated and complemented according to the reference scenarios. Compliance with the definition of appetite established in the Sector Frameworks is a condition that must be met, in turn, by the alignment plans that are developed for each sector with emission reduction targets.
Resilience of the strategy to climate change risks
The concept of climate resilience implies that organizations develop the adaptive capacity to respond to climate change, taking advantage of opportunities and managing the associated transition and physical risks.
TCFD recommends that organizations describe the ability of their strategy to leverage opportunities related to climate change, consistent with a scenario of orderly transition to a low-carbon economy, but also their resilience to possible scenarios of increased climate risks.
As mentioned earlier, BBVA's strategy may be affected by climate-related risks and opportunities. Therefore, BBVA is working on measuring the impact of different climate scenarios, both transition and physical risks, on its strategy and business.
15 The exercise focused on a list of 22 NACE sectors published by the ECB.

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The first results, obtained within the framework of the Climate Stress Testing regulatory exercise promoted in 2022 by the European Central Bank, show immaterial impacts on both transition risk and physical risk. However, it is important to consider that methodological limitations, especially in terms of data and scenario design, could be underestimating the losses estimated by the financial system. BBVA is working to reinforce and strengthen bottom-up methodologies and analytical capabilities in order to obtain projections of customer financial statements and estimate impacts on collateral values based on different climate scenarios and over different time horizons.
In addition, this year we also plan to include the impact of a physical risk event in the capital self-assessment exercise (ICAAP), in this case for the Mexican economy.
Finally, the resilience of the strategy in the face of different climate scenarios is reinforced by the fact that BBVA has set sustainability as one of its six strategic priorities, with a special focus on the fight against climate change, integrating its goal of aligning its loan portfolio with scenarios compatible with the Paris Agreement. It is also worth highlighting the intermediate targets for 2030 for CO2 emission reductions in the oil and gas, power generation, auto, steel, cement, coal16, aviation and shipping sectors.
On the business side, the analysis is being carried out and the available results point to a resilient situation, given the relatively low exposure to clients and sectors with higher climate-related risks. In fact, BBVA's wholesale exposures related to emission-intensive and transition risk-sensitive activities represent approximately 11.80% of total wholesale exposure, and 5.87% of the Group's total exposure as of December 31, 2023.
8.2.2.2.Climate change risks for BBVA
Climate change, which is resulting in an increase in the intensity and frequency of extreme weather events and environmental degradation, presents both short, medium and long-term risks to the Group and its customers and counterparties, with the risks expected to increase over time. Risks posed by climate change may be classified into transition and physical risks.
Transition risks refer to changes in, among others, regulations, technologies and market preferences linked to the transition toward a less carbon-dependent economy, including the following:
–Legal and regulatory risks: Legal and regulatory changes related to how banks are required to manage climate risk or otherwise affecting banking practices or disclosure of climate-related information may result in higher compliance, operational and credit risks and costs. Further, legal and regulatory changes may result in legal uncertainty and the existence of overlapping or conflicting regulatory or other requirements. The Group or its customers or counterparties may be unable to meet any new requirements on a timely basis or at all. Further, changes in law, including new product and service specifications, may result in the sudden devaluation of certain assets. Any of these risks may affect the Group and its customers and counterparties. In addition, in the case of banks, new regulation could include requirements related to lending, investing, capital and liquidity adequacy and operational resilience. The incorporation of climate risks in the existing prudential framework is still developing and may result in increased risk weighting of high-carbon-related assets. Moreover, there are significant risks and uncertainties inherent in the development of adequate climate change-related risk assessment and modelling capabilities and the collection of customer, third party and other data, which may result in the Group’s systems or frameworks (or those of its customers and counterparties, where applicable) being inadequate, inaccurate or susceptible to incorrect customer, third party or other data, any of which could adversely affect the Group’s disclosure and financial reporting. Further, increased regulation arising from climate change could result in increased litigation and regulatory investigations and actions.
–Technological risks: Certain of the Group’s customers and counterparties may be adversely affected by the progressive transition to a low-carbon economy and/or risks and costs associated with new low-carbon technologies. If our customers and counterparties fail to adapt to the transition to a low-carbon economy, or if the costs of doing so adversely affect their creditworthiness, this could adversely affect the Group’s relevant loan portfolios.
–Market risks: The Group and certain of the Group’s customers and counterparties may be adversely affected by changes in market preferences due to, among others, increasing climate change awareness. Further, the funding costs of businesses that are perceived to be more exposed to climate change could increase. Any of this could result in the reduced creditworthiness of such customers and counterparties, adversely affecting the Group’s relevant loan portfolios. The Group and its customers and counterparties could also be adversely affected by changes in prices resulting from shifts in demand or supply
16 Coal phase-out in 2030 in developed countries and in 2040 globally (under the terms of the Environmental and Social Framework).

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brought by climate change, including prices of energy and raw materials, or by their inability to foresee or hedge any such changes.
–Reputational risks: The perception of climate change as a risk by society, shareholders, customers, governments and other stakeholders continues to increase, including in relation to the financial sector’s activities. This may result in increased scrutiny of the Group’s activities, as well as its climate change-related policies, goals and disclosure. The Group’s reputation and ability to attract or retain customers may be harmed if its efforts to reduce environmental and social risks are deemed to be insufficient or if a perception is generated among the different stakeholders that the Group's statements, actions or disclosure do not fairly reflect the underlying sustainability profile of the Group, its products, services, goals and/or policies. The Group may elect not to undertake lending or investing activities that would otherwise have been profitable in order to avoid reputational harm. Further, divergent views on ESG policies may also have a negative impact on the Group’s reputation. Increased scrutiny of the Group’s activities, as well as its climate change-related policies, goals and disclosure may result in litigation and regulatory investigations and actions. The Group has disclosed certain aspirational climate-related goals and such goals, which are being pursued over the long-term, may prove to be considerably more costly or difficult than currently expected, or even impossible, to achieve, including as a result of changes in environmental and energy regulation and policy, the pace of technological change and innovation and the actions of governments, Group’s customers and competitors.
The physical risk arising from climate change could result from increased frequency and/or severity of adverse weather events or the impact of climate change over the long term. The activities of the Group or those of its customers or counterparties could be adversely affected by the physical risks arising from climate change. For example, extreme weather events may damage or destroy the properties and other assets of the Group or those of its customers or counterparties, result in increased costs, or otherwise disrupt their respective operations (for example, if supply chains are disrupted as a result), diminishing –in the case of the Group’s customers or counterparties - their repayment capacity and, if applicable, the value of assets pledged as collateral to the Group. The Group is also exposed to potential long-term risks arising from climate change, such as increases in credit-related costs due to deteriorating macroeconomic conditions, which may be caused in part by an increase in infectious diseases or other ailments resulting from climate change. The Group could also be adversely affected by declines in asset values as a result of climate change or climate change-related risks, reduced availability of insurance and significant interruptions to business operations, and may be required to change its business models in response to the foregoing.
Any of these factors may have a material adverse effect on the Group’s business, financial condition and results of operations.
Transition risks
These are the risks linked to the transition to a low-carbon economy, and which arise from changes in legislation, the market, consumers, etc., to mitigate and address the requirements derived from climate change.

Table 105. Transition risks

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Risk subtype	Risks associated with climate change	Risk description	Time horizon (1)
Legal and regulatory	Increase in the cost of CO2 emissions	Financial risk to BBVA's customers whose liquidity or earnings could be harmed from having to face higher costs or, alternatively, higher investments in neutralization or reduction of emissions, derived from regulatory changes	ST
		Increase of the cost of carbon credit purchases of the Group in its business activity	ST
	Increase in monitoring, tracking and information requirements	Increase in staff and economic resources allocated to the study and monitoring of the Group's customers, control of their level of compliance with the associated requirements and increased reporting obligations.	ST
	Changes in the regulation of existing products and services	Uncertainty for financial agents regarding changes and their implementation	ST
		Impairment of client asset positions due to the generation of stranded assets (assets that prior to the end of their economic life are no longer able to earn an economic return)	MT
		Increase in costs, reduction in demand or drop in sales due to readjustment of supply to align with new legal specifications of a product	MT
	Increase in regulatory capital requirements due to risk associated with climate change	Possibly different prudential treatment of financial assets in terms of risk weighted assets based on their exposure to physical and transition risks	MT
		Adverse regulatory changes that may cause certain exposures on BBVA’s balance sheet associated with climate change to have higher capital consumption	MT
	Risks of litigation and sanctions due to climate change-related issues	Potential litigation or penalties to BBVA arising from issues related to climate change, including improper management of associated risks, whether in its business, its actions, its communications, in its supply chain or otherwise.	ST
	Risk of litigation and sanctions for third parties	Possible litigation or sanctions affecting BBVA's customers. BBVA could be impacted, among other things, by the loss of solvency of its customers as a result of such litigation or sanctions.	ST
Technological	Replacement of existing products and services with lower-emission alternatives	BBVA clients with a position in sectors that are outperformed by alternative technologies could suffer solvency problems and their ability to cope with their credit commitments could be diminished	ST
	Failed investment in new technologies	Clients that invest in failed technology may go through solvency difficulties and be unable to meet their credit commitments	ST
	Cost of transitioning to low-emission technology	The necessary investments to be made by BBVA clients to change their production models and in R&D can have a negative impact on the balance sheet structure or profitability of said clients if they are not made properly and reduce the ability to meet their credit commitments	ST
		Costs of investing in remodeling and adapting BBVA-owned buildings	ST

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Risk subtype	Risks associated with climate change	Risk description	Time horizon (1)
Market	Changes in (market) trends, financial agent and consumer preferences	Changes in demand caused by changes in consumer preferences can lead to falls in sales for BBVA clients and result in loss of profits and solvency	ST
		Reduction in demand for certain products can cause price falls that affect the valuation of companies’ assets (crude oil reserves, fossil fuel cars, etc.)	ST
		Increased demand for certain products or services may impact on the price of certain raw materials. While this may be reflected in prices, it may lead to lower profits or the loss of BBVA’s clients’ market share	ST
		Risk of change in the Bank’s client preferences for not considering the Bank well positioned in the sustainable segment	ST
	Uncertainty in market signals	Difficulty or impediments to proper price formation or allocation of financing or investment sums	ST
		Forecasts made by research agencies or services to dictate the strategy of entities may not be fulfilled due to abrupt changes in the market caused by changes in regulations or demand	ST
	Increased cost of raw materials	Sharp changes in the price of raw materials, resulting in changes in supply or energy cost, can lead to deteriorating liquidity and declining profits for clients.	ST
		BBVA’s energy supply cost	ST
	Financial risks	Risk of a significant increase in the cost of financing clients with higher exposure to risks associated with climate change , in a way that affects their solvency by making it more difficult for them to cope with their credit commitments	ST
		Risk of worsening the credit rating of clients with exposure to risks associated with climate change, with the associated adverse effects for BBVA	ST
Reputational	Change in consumer preferences	Direct risk of client loss for not meeting what various stakeholders expect from BBVA as regards the climate change challenge	ST
		Indirect risk of loss of business from our customers for not meeting the expectations of the various stakeholders in the challenge of climate change,	ST
		Demand from clients to limit our operations’ direct impacts	ST
	Stigmatization of a sector	Risk of assets stranded by a sharp change in the perception of a sector, with loss of sales	ST
	Exclusions in certain sectors due to market pressures	Withdrawal from profitable deals due to reputational risk or industry regulations prohibiting or limiting it.	ST
	Increased stakeholder scrutiny	Risk derived from greater scrutiny of activities, policies, goals and the way in which aspects related to climate change are disclosed. The Group's reputation may be damaged if its efforts to reduce environmental and social risks are considered insufficient, including when certain public goals could be affected by exogenous elements, or if a perception is generated among the various stakeholders that the Group's statements, actions or communications are not in line with the sustainability profile of the Group, its products, services, goals and/or policies. Divergent views on climate change could have a negative impact on the Group's reputation.	ST
(1) ST: Short Term, <4 years; MT: Medium Term, 4-10 years; LT: Long Term, >10 years.

Likewise, operational transition risk has been incorporated into the entity's ordinary non-financial risk management model, establishing a Greenwashing Prevention Program at both product and entity level.
The main lines of action of the Program include both quantitative risk analysis and the development of control frameworks and other mitigating actions for the main activities that generate this type of risk (advertising and external communication, distribution of products with sustainable characteristics, etc.).

Measurement and integration of transition risk
Since 2021, BBVA has had an internal sectoral transition risk rating. Its main objective is to identify the vulnerability of sectors to transition risk and organize them based on this aspect.
The estimation of the level of vulnerability to transition risk is based on a qualitative analysis that assesses the level of exposure of each sector to regulatory, technological and market changes due to decarbonization that may have a financial impact on companies in the sector.

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Sectors are categorized as having very high, high, moderate or low vulnerability. The activities most sensitive to transition risk, or HTR sectors, are identified as the sectors that generate energy or fossil fuels (oil and gas, electricity generation, coal mining); emission-intensive basic industries (steel, cement); and activities that are end users of energy and generate emissions through their products or services (auto, aviation and shipping).
As a result of this exercise, with data as at December 31, 2023, 11.80% of the exposure (measured by EAD) of the wholesale portfolio (equivalent to 5.87% of the Group’s portfolio) has been identified as corresponding to sectors defined as “High Transition Risk”, with a high or very high level of exposure to this risk. This calculation was made based on a portfolio of €223,469 million (of the Group’s total EAD of €449,418 million euros), corresponding to the EAD of the wholesale lending portfolio.
The percentage of exposure measured by EAD of the sectors sensitive to the transition risk of the wholesale portfolio over the EAD of the same portfolio as at 31 December 2023 is shown below:

Chart 32. Exposure to transition risk-sensitive sectors (% of wholesale MD&A)
Prepared by BBVA. Includes the percentage of exposure at default of activities internally defined as transition risk sensitive over the EAD of the wholesale portfolio as of December 31, 2023 (not including the subsidiaries of Garanti, Forum Chile, Uruguay, Venezuela and BPI). The “transition risk sensitive” portfolio includes activities that generate energy or fossil fuels (oil and gas, power generation, excluding renewable generation and water and waste treatment, coal mining), basic industries with emission-intensive processes (steel and cement), activities that are end users of energy, through their products or services (auto, aviation and shipping), with a high or very high level of sensitivity to this risk.
Since 2022, this calculation was introduced for the small business sector (SMEs and the self-employed). The results obtained in 2023 indicate that the EAD associated with high or very high transition risk in this portfolio is limited, at around 3%, and is mainly concentrated in Spain and in the components subsector of the automobile sector.
In sectors classified as HTR, the management criteria defined in the Sector Plans have been reinforced. This analysis leads, in certain cases, to establishing credit risk mitigation measures, such as limiting long-term exposure.
The analysis of customers in the HTR sectors is based on a score developed by BBVA called Transition Risk Indicator (hereinafter TRi), which integrates the customer's low-carbon profile, the level of regulatory pressure in the geographical areas where it is present, its level of disclosure in terms of climate management in line with the TCFD recommendations and the ambition and maturity of its decarbonization objectives. The result of the score is a valuable tool to classify customers by their level of exposure to transition risk and maturity in their management. This classification allows the risk mitigation policies established in the Sector Frameworks to be applied. Likewise, the TRi is a valuable tool for customer segmentation in the sectoral alignment plans for the portfolios that form part of BBVA's objectives.
During 2023, a version of the TRi was developed for the auto parts sector, joining those already in place for the oil and gas, power generation, automobile, steel and cement sectors. The number of customers for whom the transition score is available has been significantly expanded. The following diagram shows the results of the transition score of the main customers in the portfolio (the size of the circles represents the number of customers in each category):

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Chart 33. Transition score of main clients by sector

Oil & Gas
Utilities
Autos
Steel
Cement
OEM*
ADVANCED
Business model inherently benefits from the transition
ROBUST
Customers with strategies and plans that mitigate carbon exposure
MODERATE
Material exposure to carbon transition risks
POOR
Fundamentally inconsistent business models with the transition

*Original Equipment Manufacturer
In 2023, the Client Sustainability Toolkit was implemented in the corporate banking segment. It is a common front end for risk and business teams that allows the visualization of updated sustainability-related customer information. It combines information from external databases, such as CO2 emissions, decarbonization targets, ESG ratings and disputes, etc., with the results of internal calculation engines, such as the level of alignment, financed emissions and the TRi, and also allows manual data capture by the teams involved in customer reviews. The calculation of the TRi score is integrated into this work environment. During 2023, information was collected on approximately 1,500 corporate customers in all geographies where BBVA operates.
In the Retail portfolio, in 2023, progress was made in the integration of sustainability aspects, particularly those related to decarbonization, in the Mortgage, Small Business and Loans for Vehicles Action Frameworks. One of the main aspects conditioning the transition risk of these portfolios is the financed carbon emissions associated with each one of them. Therefore, the calculation of financed emissions serves as a lever to identify the portfolios that are most sensitive to changes in regulation, technology or energy prices or CO2.
In turn, as a risk mitigation lever, BBVA acts as a facilitator for financing investments needed to mitigate and adapt to climate change with more sustainable lifestyles and products. Based on the 2021 definition of sustainability criteria to classify a collateral is considered as sustainable, BBVA has applied differentiated prices to loans with sustainability content, such as in the "Efficient Home Mortgage", for homes with an energy rating of letter A or B. As with mortgages, financing with sustainable products is encouraged when the sustainability criteria are met, in this case, for electric or plug-in hybrid cars.
The availability of highly specific customer and operational data is a prerequisite for effective climate and environmental risk management. Throughout 2023, the deployment of the sustainability data strategy continued, re-evaluating data needs, identifying data gaps, and developing a business process review plan to eliminate these gaps. Among the data considered are those that meet both regulatory and management needs, such as those required for the calculation of the TRi, energy performance certificates of real estate taken as collateral, ESG ratings, greenhouse gas emissions, asset and collateral location and sector-specific metrics.
BBVA continues to make progress in compiling data on the actual Energy Performance Certificates (EPC) of real estate assets in the geographies where this type of certificate exists. In the case of Spain, work is being done to integrate the EPC into mortgage origination. To this end, BBVA is actively participating in various sectoral forums, with the aim of eliminating the barriers that currently prevent the use of the EPC in all transactions and to standardize the methodologies for the valuation of transition risk in collateral at the European level, thus providing transparency to the market. In other regions where there is no legislative framework comparable to that of the European Union in terms of energy efficiency in buildings, BBVA carries out projects aimed at

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estimating energy consumption and financed emissions that are as close to reality as possible and allow their integration into risk processes.
Calculation of financed CO2e emissions
BBVA continues to work on the measurement of emissions financed in the retail and wholesale portfolios. To carry out this measurement, BBVA has adopted the PCAF (Partnership for Carbon Accounting Financials) methodology. This calculation will cover all the portfolios included within the scope of the PCAF standard (first edition) and the Group's significant geographical areas, providing a global overview of the emissions financed.
In accordance with the defined roadmap, the calculation at the end of December 2023 includes the measurement of emissions financed in the corporate loans, project finance, commercial real estate, mortgages and the automobile areas (hereinafter lending) within the scope of BBVA S.A. (excluding branches in Portugal), BBVA México, BBVA Colombia and BBVA Perú. In parallel, the Group is working on incorporating the remaining relevant portfolios and geographic areas by June 2024, in accordance with the regulatory deadlines defined for the publication of the financed emissions.
The result of the estimate is expressed both in terms of absolute emissions financed and economic intensity (tons of absolute emissions per million euros financed). In addition, the quality score defined in the PCAF methodology, which evaluates the availability and reliability of the data used in the calculation, is presented. This score ranges from 1 to 5, with 5 being the worst score assigned when using sectoral estimates employing emission factors provided by PCAF, and 1 being the best score when using reported and verified customer emissions data.
Two major lines of improvement in the calculation of financed emissions were carried out throughout 2023.
The first is the updating of factors provided by PCAF to estimate funded emissions when no reported data is available (score 3 to 5). The second line of work consisted of calculating, a larger part of the financed emissions (score 1 and 2) on the basis of emissions reported by the customers.
Due to the expanded geographic scope and the aforementioned improvement lines, the 2022 year-end and 2023 year-end results are not directly comparable. Moreover, the results of these improvements are reflected in a better calculation quality score.
The level of financed emissions calculated at the end of 2022, which included only the lending portfolio in the BBVA S.A. perimeter, excluding branches in Portugal, was 39.9 million tons CO2e. The result of the calculation of the emissions financed for the same perimeter as of December 2023, after improvements to the data, the updating of factors and variations in exposure, is 81.4 million tons of CO2e, most of the increase in emissions financed being due to methodological improvements and the updating of emission factors.
For the total perimeter calculated in 2023, i.e., BBVA S.A. lending portfolios (excluding branches in Portugal), Mexico, Colombia and Peru, a total calculation of financed emissions of 159.1 million tons of CO2e has been obtained, considering scope 1, 2 and 3 emissions, and 66 million tons of CO2e considering only scopes 1 and 2, significantly reducing the risk of double counting that scope 3 entails and the lower quality of the available data.
The distribution by geography is as follows:

Chart 34. Distribution of financed emissions by geography

Total emissions (Scope 1+2+3)	Emissions (Scope 1+2)
(1) Data of BBVA S.A. without Portugal

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Table 106. ESG1. Banking book- Climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity (Million euros. 12-31-2023)

	Gross carrying amount					Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions			GHG financed emissions (scope 1, scope 2 and scope 3 emissions of the counterparty) (in tons of CO2 equivalent)		GHG emissions percentage derived from company-specific reporting (3)	<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity
Sector/subsector		Of which excluded from Paris Agreement (2)	Of which environmentally sustainable (CCM)	Of which stage 2 exposures	Of which non-performing exposures		Of which Stage 2 exposures	Of which non-performing exposures		Of which Scope 3 financed emissions
Exposures towards sectors that highly contribute to climate change (1)	147,593	13,971	1,451	12,509	4,638	(3,555)	(658)	(2,540)	146,818,939	88,410,586	14.37%	111,338	20,801	5,828	9,626	4
A - Agriculture, forestry and fishing	4,570	1	—	765	133	(136)	(61)	(63)	6,636,004	1,986,976	5.72%	3,541	810	76	143	3
B - Mining and quarrying	4,980	3,176	—	85	27	(31)	(8)	(21)	29,795,794	5,603,247	45.22%	4,200	495	219	66	3
B.05 - Mining of coal and lignite	71	53	—	—	1	(1)	—	(1)	11,098,642	21,160	—%	60	9	—	2	2
B.06 - Extraction of crude petroleum and natural gas	2,445	2,445	—	3	1	(2)	(3)	—	15,856,856	4,519,929	83.78%	1,751	442	217	35	3
B.07 - Mining of metal ores	1,450	22	—	33	2	(7)	(3)	(2)	1,404,681	425,134	6.09%	1,444	3	—	3	2
B.08 - Other mining and quarrying	290	5	—	28	9	(8)	(1)	(6)	150,074	49,005	11.34%	249	35	2	4	3
B.09 - Mining support service activities	724	651	—	21	14	(13)	(1)	(12)	1,285,541	588,019	11.34%	696	6	—	22	2
C - Manufacturing	48,012	3,274	262	3,476	813	(684)	(106)	(492)	70,657,365	54,268,505	18.74%	40,615	4,028	503	2,866	3
C.10 - Manufacture of food products	9,471	—	—	830	169	(145)	(21)	(102)	21,963,203	20,006,364	10.01%	7,189	649	53	1,580	5
C.11 - Manufacture of beverages	1,516	—	—	132	14	(15)	(5)	(5)	784,059	628,975	13.98%	1,346	120	13	37	3
C.12 - Manufacture of tobacco products	404	—	—	5	—	—	—	—	99,296	67,449	0.21%	352	51	—	1	3
C.13 - Manufacture of textiles	1,561	—	—	140	44	(46)	(14)	(27)	227,699	175,879	0.08%	1,457	77	6	21	2
C.14 - Manufacture of wearing apparel	567	—	—	58	30	(23)	(3)	(18)	148,008	111,706	0.01%	515	34	3	15	2
C.15 - Manufacture of leather and related products	386	—	—	39	18	(11)	(1)	(10)	175,567	148,404	—%	368	10	1	7	1
C.16 - Manufacture of wood and of products of wood and cork, except furniture; manufacture of articles of straw and plaiting materials	370	—	—	57	13	(12)	(1)	(9)	145,589	96,892	—%	325	27	4	14	3
C.17 - Manufacture of pulp, paper and paperboard	1,308	—	—	92	11	(9)	(1)	(7)	592,120	370,582	0.40%	1,070	204	4	30	3
C.18 - Printing and service activities related to printing	297	—	—	57	21	(12)	(1)	(10)	127,205	92,413	0.45%	243	26	9	19	4
C.19 - Manufacture of coke oven products	2,043	2,043	—	12	26	(22)	—	(20)	4,835,039	3,190,345	44.88%	1,689	200	17	137	4
C.20 - Production of chemicals	4,860	525	2	215	32	(37)	(11)	(20)	8,187,002	4,634,340	30.57%	4,169	347	244	100	3
C.21 - Manufacture of pharmaceutical preparations	1,593	—	—	81	11	(13)	(2)	(10)	1,201,772	823,436	9.89%	1,187	366	2	38	3
C.22 - Manufacture of rubber products	1,848	2	—	184	26	(21)	(2)	(16)	3,934,773	2,602,778	15.97%	1,646	133	20	49	3
C.23 - Manufacture of other non-metallic mineral products	3,194	1	4	271	26	(26)	(8)	(15)	5,141,867	1,466,792	27.99%	2,757	376	5	56	3
C.24 - Manufacture of basic metals	3,673	99	99	163	94	(80)	(6)	(62)	4,807,303	2,947,804	13.44%	3,366	260	4	43	2
C.25 - Manufacture of fabricated metal products, except machinery and equipment	1,696	1	—	294	107	(76)	(9)	(62)	735,447	657,602	0.18%	1,427	171	23	75	3

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	Gross carrying amount					Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions			GHG financed emissions (scope 1, scope 2 and scope 3 emissions of the counterparty) (in tons of CO2 equivalent)		GHG emissions percentage derived from company-specific reporting (3)	<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity
Sector/subsector		Of which excluded from Paris Agreement (2)	Of which environmentally sustainable (CCM)	Of which stage 2 exposures	Of which non-performing exposures		Of which Stage 2 exposures	Of which non-performing exposures		Of which Scope 3 financed emissions
C.26 - Manufacture of computer, electronic and optical products	3,162	—	—	174	21	(20)	(2)	(16)	3,421,875	3,245,043	49.59%	2,882	220	4	56	2
C.27 - Manufacture of electrical equipment	2,694	272	10	151	10	(12)	(5)	(5)	5,591,997	5,120,998	23.16%	2,344	233	23	94	2
C.28 - Manufacture of machinery and equipment n.e.c.	1,965	323	—	144	48	(31)	(2)	(24)	5,345,232	5,173,520	32.97%	1,814	88	10	53	3
C.29 - Manufacture of motor vehicles, trailers and semi-trailers	3,247	—	90	157	21	(17)	(2)	(13)	2,520,350	2,264,263	19.62%	2,683	255	1	308	4
C.30 - Manufacture of other transport equipment	625	—	36	64	5	(7)	(3)	(3)	124,461	87,985	0.52%	532	11	—	82	4
C.31 - Manufacture of furniture	314	—	—	39	28	(18)	(1)	(15)	145,831	80,136	—%	269	28	5	12	3
C.32 - Other manufacturing	636	8	—	67	20	(18)	(5)	(12)	177,786	100,527	13.36%	546	55	3	32	3
C.33 - Repair and installation of machinery and equipment	582	—	22	50	18	(13)	(1)	(11)	223,884	174,272	2.73%	439	87	49	7	4
D - Electricity, gas, steam and air conditioning supply	16,453	6,133	685	1,233	444	(454)	(169)	(272)	12,813,719	6,402,381	37.09%	11,641	2,785	803	1,224	4
D35.1 - Electric power generation, transmission and distribution	13,750	3,893	681	1,096	395	(434)	(161)	(261)	10,125,538	5,141,088	37.36%	9,852	2,024	655	1,219	4
D35.11 - Production of electricity	10,626	3,434	333	1,063	279	(341)	(158)	(172)	9,069,550	4,484,291	30.99%	7,623	1,856	618	529	4
D35.2 - Manufacture of gas; distribution of gaseous fuels through mains	2,665	2,235	1	136	48	(19)	(8)	(10)	2,632,675	1,225,255	36.03%	1,773	740	148	4	4
D35.3 - Steam and air conditioning supply	38	5	4	1	1	(1)	—	(1)	55,506	36,038	13.17%	16	21	—	1	5
E - Water supply; sewerage, waste management and remediation activities	952	—	49	94	16	(11)	(2)	(7)	367,412	201,379	13.05%	607	137	102	106	7
F - Construction	8,798	363	286	1,211	666	(426)	(53)	(315)	1,992,704	1,600,624	9.47%	5,462	991	1,414	931	8
F.41 - Construction of buildings	5,946	358	49	805	446	(321)	(42)	(233)	614,260	493,544	4.36%	3,386	492	1,225	843	10
F.42 - Civil engineering	1,384	1	229	145	65	(36)	(5)	(26)	513,384	422,099	39.60%	901	295	147	41	4
F.43 - Specialised construction activities	1,468	4	8	261	155	(69)	(6)	(56)	865,060	684,981	1.77%	1,175	204	42	47	5
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	32,574	909	3	2,867	1,241	(883)	(131)	(639)	19,484,261	15,804,945	3.57%	26,683	2,219	347	3,325	4
H - Transportation and storage	10,593	102	65	905	311	(214)	(16)	(169)	3,994,175	2,163,358	6.09%	7,087	2,322	702	482	4
H.49 - Land transport and transport via pipelines	5,574	71	4	524	191	(129)	(13)	(97)	2,505,894	1,400,565	6.10%	4,230	686	219	439	5
H.50 - Water transport	430	—	7	17	48	(36)	—	(35)	496,708	125,767	2.26%	312	102	15	1	3
H.51 - Air transport	241	—	—	10	10	(5)	—	(4)	369,670	119,999	1.17%	127	110	—	4	7
H.52 - Warehousing and support activities for transportation	4,214	31	54	344	60	(43)	(3)	(33)	608,183	508,243	6.95%	2,297	1,417	466	34	4
H.53 - Postal and courier activities	134	—	—	10	2	(1)	—	—	13,720	8,784	—%	121	7	2	4	3
I - Accommodation and food service activities	7,967	—	—	772	329	(208)	(40)	(148)	693,241	326,595	3.44%	4,430	2,636	680	221	5
L - Real estate activities	12,694	13	101	1,101	658	(508)	(73)	(414)	384,264	52,576	4.43%	7,072	4,378	982	262	5

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	Gross carrying amount					Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions			GHG financed emissions (scope 1, scope 2 and scope 3 emissions of the counterparty) (in tons of CO2 equivalent)		GHG emissions percentage derived from company-specific reporting (3)	<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity
Sector/subsector		Of which excluded from Paris Agreement (2)	Of which environmentally sustainable (CCM)	Of which stage 2 exposures	Of which non-performing exposures		Of which Stage 2 exposures	Of which non-performing exposures		Of which Scope 3 financed emissions
Exposures towards sectors other than those that highly contribute to climate change (1)	35,244	29	39	2,788	884	(722)	(137)	(423)				24,395	3,171	867	6,811	5
K - Financial and insurance activities	8,029	—	—	76	187	(122)	(31)	(95)				6,763	625	269	372	1
Exposures to other sectors (NACE codes J, M - U)	27,215	29	39	2,712	697	(600)	(107)	(328)				17,632	2,546	598	6,439	7
TOTAL	182,837	14,000	1,490	15,298	5,522	(4,278)	(795)	(2,963)	146,818,939	88,410,586	14.37%	135,733	23,972	6,695	16,437	4
* Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through P&L". Instruments: loans and advances, fixed income and equities. Sectors: non-financial corporations.

** Specific details:
–Information on customers' economic activities has been used based on the local economic classifications of each geography, in the case of Spanish companies, the National Classification of Economic Activities (CNAE), or other equivalent standards in the other geographies where the Group operates. These local classifications by activity are equivalent to the Statistical Classification of Economic Activities of the European Community (NACE). In addition, information provided by risk analysts who review the NACE for individual customers is being used when it does not accurately reflect the main economic activity. This information on customer economic activity is used for the BBVA Group's internal risk management.
–GHG emissions calculation for BBVA S.A. loans and advances. (except for the branches in Portugal whose emissions have not been measured due to low materiality), BBVA Mexico, BBVA Peru, BBVA Colombia. The 159.1 million tons of financed emissions mentioned previously in the report correspond to the expanded perimeter. This table does not provide emissions for a series of portfolios (other sectors, the portfolio of individuals or households). Furthermore, the sector information in this report for calculating emissions may contain differences with respect to the information provided in the BBVA´s Management Report, given that this information, at the request of the banking supervisor, must be consistent with the sector information in the FINREP regulatory framework.
–Operational marking excluded from the Paris Agreement(1). The thresholds considered for exclusion from the Paris Agreement on the basis of the Delegated Regulation (EU) 2020/1818 are:
–Companies deriving 1 % or more of their revenues from the exploration, mining, extraction, distribution or refining of anthracite, hard coal and lignite.
–Companies deriving 10 % or more of their revenues from the exploration for, extraction, extraction, distribution or refining of liquid fuels.
–Companies deriving 50 % or more of their revenues from the exploration for, extraction, production or distribution of gaseous fuels.
–Companies deriving 50 % or more of their revenues from the generation of electricity with a GHG emission intensity exceeding 100 gCO2/kWh.

*** Revenues from customer activities are obtained from S&P data. Revenues from activities indicated in the supplier's "S&P Paris-Aligned & Climate, Transition (PACT) Indices Methodology" are considered. For those cases where no information is available on the client's activity revenues, it is assumed that its revenues come from the main activity (NACE) used for internal management and reporting.

**** Companies engaged in electricity generation take into account the emissions intensity estimated under the PACTA methodology in the logic to be considered as companies excluded from the Paris Agreement.

***** Exposures computed in the numerator of column k ("GHG emissions") are estimated under the PCAF methodology with approach 1a or 1b.
(1) In accordance with the Commission delegated regulation EU) 2020/1818 supplementing regulation (EU) 2016/1011 as regards minimum standards for EU Climate Transition Benchmarks and EU Paris-aligned Benchmarks -Climate Benchmark Standards Regulation - Recital 6: Sectors listed in Sections A to H and Section L of Annex I to Regulation (EC) No 1893/2006.

(2) Exposures towards companies excluded from EU Paris-aligned Benchmarks in accordance with points (d) to (g) of Article 12.1 and in accordance with Article 12.2 of Climate Benchmark Standards Regulation

(3) GHG emissions (column i, "GHG financed emissions (scope 1, scope 2 and scope 3 emissions of the counterparty)"): gross carrying amount percentage of the portfolio derived from company-specific reporting

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Identification of clients excluded from EU Paris-aligned Benchmarks
The Paris Agreement is an agreement within the framework of the United Nations Framework Convention on Climate Change (COP) that establishes measures to reduce greenhouse gas emissions.
In February 2019, the European Parliament and the Council reached an agreement on the creation of two new categories of low-carbon reference indices or benchmarks: climate transition (EU CTB) and aligned with the Paris agreement ( EU PAB). Both benchmarks have the same criteria focused on decarbonization, but the thresholds are different.
In 2020, the European Commission established the minimum criteria that indexes must meet to be labelled as EU Climate Transition Benchmark (EU CTB) and EU Paris-Aligned Benchmark (EU PAB). In the case of the benchmark index aligned with the Paris agreement, Delegated Regulation (EU) 2020/1818 establishes certain exclusions including quantitative criteria for the sectors of i) exploration, mining, extraction, distribution or refining of anthracite, hard coal and lignite; ii) exploration, extraction, distribution or refining of oil fuels; iii) exploration, extraction, manufacturing or distribution of gaseous fuels; iv) generation of electricity with a determined emissions intensity. The aforementioned regulation establishes the qualitative criteria in relation to controversial weapons: anti-personnel mines, biological, chemical and nuclear weapons, cluster bombs, as well as depleted uranium weapons, blinding laser weapons, incendiary weapons and/or non-detectable fragments. However, by express instruction of the current Pillar 3 regulations issued by EBA and the European Commission, these qualitative aspects should not be taken into account.
The identification of clients excluded from the EU benchmark harmonized with the Paris Agreement is carried out using information provided by the Group's external ESG data provider. A relationship is established between the sectors or economic activities mentioned in the delegated regulation and it is evaluated whether or not the client or business group meets the criteria of said agreement. This cataloguing is established according to the methodology developed by the aforementioned provider that establishes a logic of relationship between the sectors or economic activities and the exclusion criteria by percentage of income established by the delegated regulation in said sectors.
Likewise, the categorization provided is related to the NACE catalogue (4-digit). This relationship will be carried out through the relationship established by EUROSTAT with NACE, allowing the identification of clients who are expected to have information that is not available from the provider. These cases are very exceptional given that in the aforementioned sectors such as coal, oil, gas or electricity generation, clients with a sufficiently relevant size operate and information on the turnover by economic activities is available. In those activities related to more than one activity, for example oil and gas at the same time, the most restrictive criterion will be considered.
Concentration of financed emissions
The major global companies with the highest volume of greenhouse gas emissions have a responsibility to reduce their impact on the environment and must contribute to the transition to more sustainable activities. The BBVA Group has analyzed its exposures to the most carbon-intensive companies in the world, which it uses as a complement to the sectoral analysis (NACEs) broken down in other sections of this report. In order to analyze its exposure to the top 20 most polluting companies, the financing granted to any of the companies in this group is taken into account. The relationship between corporate groups and companies belonging to them is based on the principles of supervisory reporting on large exposures (COREP Large Exposures) and connected customers.
The information on the world's top 20 carbon-intensive companies, according to the EBA's ITS, should be based on accurate and publicly available information. Examples of data sources for identifying major carbon emitting companies include the Carbon Majors database, which includes reports from the Carbon Disclosure Project (CDP) and the Climate Accountability Institute, as well as Thomson Reuters.
These reports, however, use different criteria to determine the most polluting companies, since they are based on different perimeters within the value chain for measuring greenhouse gas emissions. One of the public lists uses annual scope 1 and 2 emissions to establish the ranking of the most polluting companies, while the other adds Scope 3 emissions to the above. Therefore, the results are not equivalent due to the different perimeter of the emissions considered by each one.
BBVA has information from several recognized data providers in the sector with which it collaborates to provide the best information on climate aspects. This information is based on questionnaires sent to companies by the Carbon Disclosure Project, an organization that the EBA cites as valid for determining a list of the most polluting companies.
Based on this information, a list of the most polluting companies has been established, the emissions perimeter of which includes the three scopes (1, 2, and 3 upstream). BBVA understands that this scope is the one that companies can directly manage within their value chain, where they can carry out mitigation actions, accelerate their transition to productive processes or improve energy efficiency.
The Group's exposure to the 20 most carbon-intensive companies in the world is shown below, where it can be seen that there are 4 customers with a combined balance of €691 million, representing 0.14% of the exposure to non-financial companies, with a weighted average maturity of 0.82 years.

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Table 107. ESG4. Banking book - Climate change transition risk: Exposures to top 20 carbon-intensive firms (Million euros. 12-31-2023)

Gross carrying amount (aggregate)	Gross carrying amount towards the counterparties compared to total gross carrying amount (aggregate) (*)	Of which environmentally sustainable (CCM)	Weighted average maturity	Number of top 20 polluting firms included
691	0.14%	—	0.82	4
* For counterparties among the top 20 carbon emitting companies in the world, exclusively considering non-financial corporates in the investment portfolio of the entity
** Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. Sectors: non-financial corporations.

***The information includes the most significant BBVA Group entities that include 96.5% of the total assets. These data represent the best information available to date.
Breakdown of residential mortgages
The EPC (Energy Performance Certificate) label is a classification of buildings according to their energy efficiency. It must be calculated according to the methodology adopted by Directive 2010/31/EU - Energy Performance of Buildings Directive-EPBD.
The BBVA Group's exposures secured by real estate, as well as those arising from foreclosure processes or received in payment of debts, are distributed according to their geographic diversification, and because of this, there is a presence in countries outside the scope of application of the aforementioned Directive. As a result, the standards for assessing the energy consumption intensity or energy efficiency of real estate in each region have different levels of maturity, which adds complexity when trying to provide a consistent view from a global perspective.
Most of the real estate is business-related in Spain, where the EPC is the standard approach to assessing energy efficiency. According to the applicable regulations in Spain, the evaluation and generation of an energy certificate in the sale and purchase of a residential property has been mandatory since 2013. In recent years, BBVA S.A. has implemented the necessary changes to collect information on energy certificates for new residential mortgages in Spain and, additionally, has a process to obtain information on the pre-existing portfolio through EPC data provided by an independent appraisal company approved in Spain, thus covering most of the exposure. In this regard, the EPC information was obtained from existing public records and, in cases where the information was not available, it was based on a model developed by the appraiser to estimate the intensity of energy consumption based on the nearest neighbourhood, geographic area, year of construction and floor of the building. This model has been analyzed and approved by BBVA's Internal Validation team.
It should be noted that due to the type of property in question, the issuance of EPC labels is not mandatory, as in the case of plots of land, storage rooms or independent garages, for which no information or estimated energy consumption (kWh/m2/year) has been obtained.
For properties within the banking business in Spain, information on estimated energy consumption (kWh/m2 per year) has been incorporated whenever an EPC label is available and, in those cases, where the external model calculates an estimated EPC. A project has been launched to raise awareness among BBVA customers of the usefulness of an EPC and to include this among the documentation to be requested in the mortgage process prior to sanction to make it possible to influence loan conditions depending on the letter and thus promote the decarbonization of the real estate stock, which in Europe is responsible for 40% of CO2 emissions. Similarly, to capture the performance of EPCs beyond origination, a project has been launched to periodically capture actual EPC data from official sources.
It has also launched several initiatives to finance energy efficiency improvements in buildings, both for individuals and homeowners' associations.
In Turkey energy certificates have been collected from existing real estate appraisal documents in the country since 2017. Since January 2023, the contracting process has been modified to automatically collect label and consumption information, which has been done for all origination for 2023. As For the stock, efficiency estimates have been assigned based on Turkish EPCs.
In Mexico there are two ongoing projects to obtain energy efficiency information. Firstly, the contracting process will be modified to automatically collect information on new operations, and secondly, the most optimal procedure for rating the energy efficiency and emissions of the current portfolio is being analyzed. In both cases, the objective is to have information on energy consumption (kWh/m2/year) and emissions (KgCO2/m2/year).
In Colombia and Peru, a similar initiative is expected to be implemented in 2024, with the objective of managing the collection of the emissions metric (kgCO2/m2/year) for each guarantee and from this, to generate the consumption metric (kWh/m2/year) by applying the country's energy mix. In Peru, a diagnosis is being carried out to incorporate energy efficiency metrics in the application of local guarantees.

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BBVA is actively working to identify key local factors to determine the degree of sustainability of the properties. Some of these factors are associated with the water resources required or waste management, since the energy efficiency of buildings is of different significance depending on the climate of the countries in which they operate.

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Table 108. ESG2. Banking book - Climate change transition risk: Loans collateralised by immovable property - Energy efficiency of the collateral (Million euros. 12-31-2023)

	Total gross carrying amount amount
		Level of energy efficiency (EP score in kWh/m² of collateral)						Level of energy efficiency (EPC label of collateral) (1)							Without EPC label of collateral
		0; <= 100	> 100; <= 200	> 200; <= 300	> 300; <= 400	> 400; <= 500	> 500	A	B	C	D	E	F	G		Of which level of energy efficiency (EP score in kWh/m² of collateral) estimated
Total EU area	82,702	9,956	27,487	18,503	4,022	1,113	555	1,055	1,394	1,949	5,717	33,338	5,105	7,816	26,326	20%
Of which Loans collateralised by commercial immovable property	11,277	1,220	1,775	1,109	309	96	47	199	362	659	639	1,417	300	378	7,323	8%
Of which Loans collateralised by residential immovable property	70,881	8,682	25,604	17,317	3,698	1,013	506	856	1,031	1,284	5,063	31,844	4,788	7,408	18,606	24%
Of which Collateral obtained by taking possession: residential and commercial immovable properties	544	54	108	77	15	4	2	—	1	6	15	77	17	30	397	28%
Of which Level of energy efficiency (EP score in kWh/m² of collateral) estimated	5,261	1,508	1,863	1,524	318	37	10								5,261	100%
Total non-EU area	41,493	509	30	3			2	2	129	397	12	3	—	—	40,948	—
Of which Loans collateralised by commercial immovable property	15,758	259	8	2	—	—	1	2	83	184	1	—	—	—	15,487	—
Of which Loans collateralised by residential immovable property	25,345	250	22	1	—	—	1	—	46	213	11	3	—	—	25,071	—
Of which Collateral obtained by taking possession: residential and commercial immovable properties	390	—	—	—	—	—	—	—	—	—	—	—	—	—	390	—
Of which Level of energy efficiency (EP score in kWh/m² of collateral) estimated	—	—	—	—	—	—	—								—	—
* Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-marketable at Fair Value through Profit or Loss". Loans secured by real estate are in the "At amortised cost" portfolio. Instruments: loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households. Data on the Group's prudential perimeter, where energy efficiency information is available mainly in the Spanish and Turkish business.

(1) The EPC labels included are the certified labels obtained from the client, from the registry, provided by the appraiser and estimated by methodology based on certified homes belonging to the same building.

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Physical risks
Those arising from climate change, which may be caused by more frequent and severe extreme weather events or long-term weather changes, and which may lead to physical damage to company assets, disruptions in the supply chain or increased expenses required to deal with them.

Table 109. Physical risks

Risk subtype	Risks associated with climate change	Risk description	Time horizon (1)
Acute risks	Increased severity of extreme weather events, such as cyclones and flooding	Reduced revenue from decreased production capacity (e.g. transport difficulties and supply chain disruptions)	MT
		Direct losses from asset damage (BBVA and clients)	MT
		Increased cost of insurance	MT
	Business continuity problems	Damage to BBVA facilities from environmental catastrophes that hinder normal service provision	MT
Chronic risks	Changes in precipitation patterns and extreme variability weather patterns	Loss of value of clients’ assets (guarantees) because they are located in areas with water supply problems (desertification)	MT
		Increases in clients’ operating costs (investments in agriculture)	MT
		Lower renewables production (hydro and wind)	MT
	Rising average temperatures	Population movements that can lead to depression in certain areas, accompanied by loss of business	LT
	Sea level rise	Threats to client assets that can lead to loss of profits and their solvency	LT
(1) ST: Short Term, <4 years; MT: Medium Term, 4-10 years; LT: Long Term, >10 years.
Classification and measurement of physical risk
Physical risk is associated with the location of assets and vulnerability based on their activity and can materialize in credit risk through different transmission channels, having an impact in multiple ways such as, for example, on the purchasing power of customers, business productivity, market demand or the value of assets. In 2023, BBVA learnt a great deal in this field and its level of maturity and knowledge of the different methodologies for the assessment of physical risk has advanced considerably. These advances represent an initial approximation due to the complexity of assessing the exposure and impacts of physical hazards.
BBVA has continued to make progress in assessing the materiality of chronic and acute risks in the different portfolios. The physical risk analysis is structured around three pillars:
Threat
In terms of threat, the methodology of the World Bank's Think Hazard tool was used. This tool indicates the risk levels of different natural hazards, both acute (cyclone, heat waves, forest fire and river flooding) and chronic (drought and coastal flooding), at a global level and in different detail depending on the geographical area of the planet. These risk levels are calculated based on the frequency of occurrence and intensity of the different natural hazards. It is important to note that the information used is provided by a number of private, academic and public organizations. In addition, work has been done to increase the granularity of the risk levels offered by Think Hazard, using scientific and technical criteria, for the most relevant hazards in BBVA's geographical areas, namely tropical cyclones, coastal and river flooding and forest fires.
Exposure at default
As for the exposure component, in 2023, the granularity of the analysis performed was increased by optimizing the relationship between the administrative levels of the Think Hazard tool and the zip codes available in the different BBVA portfolios. In addition, work has been done to provide standardized and detailed information on the locations of the guarantees and assets available in the databases in order to be able to convert the postal address to geographic coordinates.
Vulnerability
In the vulnerability component, the sectoral granularity of the analysis for wholesale banking and SMEs was maintained during 2023. This analysis is performed based on eight indicators that capture direct and indirect physical impacts, so that the sensitivity of each sector to climate hazards is assessed indirectly by analyzing its sensitivity to these vulnerability indicators. This methodology follows the best practices identified by the Taskforce on Climate-related Financial Disclosure (TCFD) and UNEP-FI. As a result, a qualitative classification of the sub-sectors is generated according to the potential impact of chronic or acute changes in climate on their business model and activity.
Threat and vulnerability scores are applied at contract level based on location to identify exposure prone to physical risk. As a result, the sectors identified with the highest vulnerability to physical hazards were Power Generation, Basic Materials, Construction, Consumption and Real Estate.

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Chart 35. Exposure to physical risk as of December 31, 2023 (Percentage)[1]
(1) The breakdown includes the portfolios of Spain, Mexico, Turkey, Peru, Colombia and Argentina.
During 2023, work has begun on having the enhanced analytical and data capabilities needed to accurately assess and quantify the impacts of physical risk. Specifically, work is underway to generate customer-level projections of expected losses due to acute and chronic weather hazards. These projections are made according to different climate scenarios, including an RCP 7.0 greenhouse gas concentration scenario, and at different time horizons up to 2100. The work initially focused on the Spanish mortgage portfolio based on standardized information on the location of collateral and on the wholesale portfolio of corporate customers. During 2024, the implementation of these capabilities will continue in the rest of the portfolios and geographies.

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Table 110. ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk (Million euros. 12-31-2023)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
A - Agriculture, forestry and fishing	4,570	2,555	542	5	58	2	981	874	1,305	547	81	-85	-43	-33
B - Mining and quarrying	4,980	2,026	336	209	40	3	352	1,830	429	29	6	-10	-3	-3
C - Manufacturing	48,012	9,226	844	293	310	2	5,965	2,316	2,392	533	125	-103	-19	-66
D - Electricity, gas, steam and air conditioning supply	16,453	6,989	1,331	254	281	3	1,514	6,385	956	263	25	-47	-29	-14
E - Water supply; sewerage, waste management and remediation activities	952	24	5	—	1	3	3	20	7	6	1	—	—	—
F - Construction	8,798	745	160	47	23	4	186	597	192	58	40	-20	-1	-18
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	32,574	339	80	32	1	3	93	272	87	38	40	-29	-2	-27
H - Transportation and storage	10,593	61	26	2	1	4	16	70	4	25	1	-4	-3	-1
L - Real estate activities	12,694	884	408	179	5	5	374	907	195	102	12	-11	-1	-4
Loans collateralised by residential immovable property	96,226	403	1,023	5,382	2,664	17	3,022	4,923	1,527	1,075	528	-172	-23	-141
Loans collateralised by commercial immovable property	27,035	2,562	1,043	369	20	5	1,160	2,064	770	347	172	-109	-15	-84
Repossessed colaterals	934	—	—	—	91	20	24	57	10	—	—	—	—	—
I - Accommodation and food service activities	7,967	1,392	898	201	12	5	970	1,066	467	51	68	-41	-2	-34
J - Information and communication	9,422	3	—	—	—	2	—	2	1	—	—	—	—	—
K - Financial and insurance activities	8,029	—	—	—	1	8	—	1	—	—	—	—	—	—
Other relevant sectors	17,793	173	83	33	8	5	110	163	24	47	19	-13	—	-10
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete. These data represent the best information available to date.

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8.2.2.3.Identification and measurement of other environmental risks
The global effort to combat climate change cannot be effective without simultaneously addressing the natural capital challenge. To reflect this, the transition plans of companies should be improved to reflect their dependencies and impacts on nature and biodiversity and to include the just transition. Ensuring healthy ecosystems and combating climate change are intrinsically linked challenges. Global warming affects ecosystems directly, e.g., through their loss.
According to BBVA's General Sustainability Policy, natural capital comprises the earth's natural assets (soil, air, water, flora and fauna), and the ecosystems resulting from them, which make human life possible.
Strategy
BBVA includes natural capital in its holistic vision of sustainability that covers all geographies.
Policies and frameworks
The General Sustainability Policy expressly includes the protection of natural capital as one of its main focuses of action. Specifically, BBVA recognizes the need to protect ecosystem services and natural assets as well as natural ecological species and processes, and considers biodiversity and natural capital in its relationship with its customers.
The Environmental and Social Framework specifically includes a series of prohibitions related to biodiversity loss and combating deforestation:
–New projects that threaten UNESCO World Heritage sites, Ramsar-listed wetlands, Alliance for Zero Extinction sites, and Category I-IV areas of the International Union for Conservation of Nature.
–New projects involving resettlement or infringement of the rights of indigenous or vulnerable groups without their free, prior and informed consent.
–New projects related to deforestation: burning of natural ecosystems for the development of agricultural or livestock projects, removal of forests with high conservation value and high carbon content, non-certified palm oil farms or not in the process of certification by the Roundtable for Sustainable Palm Oil (RSPO), palm oil farms in swamps and peat-rich areas, and since 2022, projects in key biodiversity areas of the International Union for Conservation of Nature (IUCN), the Brazilian Amazon and the Cerrado.
If BBVA concludes that any of the circumstances described in the prohibited activities or general bans apply to a project, it will decline to participate in that project.
In addition, the Equator Principles were updated in 2020, strengthening their focus on biodiversity. The signatories, including BBVA, are committed to supporting conservation, including the goal of improving the evidence base for biodiversity-related research and decisions.
Risk management
Following international reference frameworks such as SASB's Materiality Map and rating agencies, BBVA has identified the sub-sectors of activity that it finances and the most relevant environmental and social factors of each one, including, in addition to climate change, aspects related to natural capital, such as pollution and waste, biodiversity and land use or water resource management. This exercise is included in the "Sector Guide for the integration of sustainability factors in credit analysis", which defines the most common metrics and reference thresholds in relation to environmental aspects and is used as a support tool in the admission process.
Customer activity can affect natural capital (impacts) while the loss of natural capital can generate risks for the operations and business model of BBVA's customers (dependencies).
–Customers with a high ecosystem impact face a higher level of transition risk due to regulatory and policy changes, the substitution of more efficient and cleaner technologies, changes in consumer demand, and market shifts.
–Customers with high dependence on natural capital may face increased physical risks generated by ecosystem deterioration such as reduction in available water resources or loss of storm and flood protection capacity.
During 2023, BBVA updated the heat map of impacts and dependencies it conducted during 2022. The ENCORE (Exploring Natural Capital Opportunities, Risks and Exposure) tool methodology developed by the Natural Capital Finance Alliance in collaboration with UNEP-WCMC was predominantly used. It is also consistent with aspects contained in other reference tools such as the SBTN Materiality Screening Tool, developed by the Science Based Target Network (SBTN) and included, in a qualitative manner, the impacts and dependencies of the value chain (the dependencies and impacts of the upstream sector of each of the financed sectors have been included).
The circles included in the figure represent BBVA's exposure at the subsector level as a percentage of total EAD, excluding exposure to sectors outside the scope of this exercise, such as financial entities and institutions.

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Chart 36. Natural Capital - Heat map of impacts and dependencies

Construction Power generation
Mining
Food, beverages, and tobacco (excluding primary production)
Construction materials
Primary production
Hotel industry
Impacts
Dependencies
Sectors with a high impact and/or dependency
Rest of sectors

Sectors with a high or very high dependence on natural capital represent 5.32% of the Group's wholesale banking EAD as of December 31, 2023 while those sectors with a high or very high impact represent 27.39%.
As a result of this analysis, seven sectors have been identified as having a significant impact and/or dependence on natural capital: (1) Agriculture, livestock and fishing (primary production); (2) Food, beverage and tobacco production (excluding primary production); (3) Construction; (4) Construction materials; (5) Hotel sector; (6) Mining; and (7) Power generation:
–The dependence is largely due to the fact that customers operating in these sectors (i) rely on ecosystems for water (inputs), while (ii) ecosystems protect customers' business continuity from potential risks and disruptions such as floods and storms or, erosion control through vegetative cover.
–In terms of impact, the main impacts in these sectors are due to the amount of water and land used in their production processes, the waste generated, as well as the contamination of terrestrial and aquatic ecosystems.
Relevant metrics17 have been identified and obtained for the main customers in these seven prioritized sectors. The evaluation of these metrics allows the customer onboarding process to be reported, identifying those metrics t
o be taken into account in Know Your Customer (KYC) and providing references both for the definition of risk mitigation criteria and for the Advisory with wholesale customers.
Given the importance to BBVA's loan portfolio and dependence on water resources during 2023, the scope of water stress risk assessments at the customer level has been extended to major customers in the Power Generation and Cement sectors. This assessment was carried out using the World Resources Institute's (WRI) Aqueduct Water Risk Atlas tool, which identifies water risk at the locations of its customers' power generation plants. This tool identifies the water risk of the customer's assets today and in the year 2040 with a greenhouse gas concentration scenario RCP 8.5 (IPCC hot house scenario).
The results of the assessment are a water stress risk score of the customer and of the assets. The results of this analysis show that approximately 23% of the total installed capacity of the customers analyzed in the Power Generation sector has a high or very high risk of water stress and approximately 18% of the cement production plants of the customers analyzed in the Cement sector have a high or very high risk of water stress.
Furthermore, the water management strategies of the customers analyzed, the targets set and the historical performance of water consumption were analyzed. In this way, by combining water risk exposure based on
17 These metrics are inspired by international reporting frameworks such as ISSB (International Sustainability Standards Board), ESRS (European Sustainability Reporting Standards), GRI or TNFD (Task Force on Nature-related Disclosure).

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asset locations and water management strategies, we can identify those customers who are making progress in water risk management.
In 2024, progress will continue to be made in assessing natural capital risks and their financial impacts in those sectors identified as priority sectors, with a special focus on water. In addition, integration will be systematically promoted in the customer analysis processes through the Sector Action Frameworks, which define the risk appetite at the sector level and risk management policies at the customer level.

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8.3.Social Risk
8.3.1. Strategy and business processes
Sustainability is governed by the principle of ensuring the needs of the present without compromising the needs of future generations. But it also takes into account that the transition to a low-carbon economy is just and leaves no one behind.
Accordingly, BBVA's sustainability strategy focuses on two fundamental pillars. Firstly, the fight against climate change and the protection of natural capital, and secondly, inclusive growth. The opportunities of this new era must be made available to everyone, especially in this second area.
BBVA understands the social dimension as the management of impacts, risks and opportunities in relation to its customers, employees, suppliers, society and the communities affected by its activity.
8.3.1.1.Just Transition
The transition to a low-carbon economy must be just, and is achieved from three perspectives: strategy, implementation and involvement with stakeholders.
At a strategic level, BBVA has included Sustainability as one of the Group's six strategic priorities, focusing on the fight against climate change and the protection of natural capital, as well as on inclusive growth.
At the implementation level, the perspective of just transition and inclusive growth has been integrated into different lines of work. Sustainable mobilization related to a social purpose seeks business opportunities that promote inclusive growth activities and under the premise of a just transition. In 2023, resources were mobilized for investments such as infrastructure for social purposes (health, education, housing, transportation), financing was earmarked to strengthen and transform the business fabric. In addition, credit products have been designed and marketed to individuals who meet the low-income and/or vulnerability thresholds established for each country. For more information, see chapter "8.3.1.2. Inclusive growth."
In 2020, the Environmental and Social Framework was approved, the main objective of which is to identify a number of activities and sectors that, while contributing to economic growth, progress and the well-being of people around the world, can also have a high negative environmental and/or social impact. This Framework is developed and coordinated within the Global Sustainability Area and the Global Head of Sustainability is responsible for its approval.
The Framework provides for a number of general exclusions and specific restrictions, relating to projects, operations and customers covered by the Framework, that operate in sectors with a high potential for social and environmental impact: mining, agribusiness, energy, infrastructure and defense.
The Framework is reviewed annually and is published on BBVA's shareholder and investor website. In order to effectively implement the Framework, BBVA is advised by an independent expert who performs due diligence on the customers covered.
Furthermore, BBVA applies the Equator Principles (EP), which establish standards for managing environmental and social risk in project financing. Currently in its fourth version (PE4), they are applied globally in all industrial sectors and cover five financial products associated with the project: (I) advice on financing; (II) financing; (III) corporate loans; (IV) bridge loans; and (V) re-financing and acquisition.
As a signatory of the Equator Principles, BBVA has reinforced due diligence procedures in place relating to the financing of new projects whose implementation affects indigenous communities. When this circumstance occurs, the prior free and informed consent is required from these communities, irrespective of the geographic location of the project, including for projects in countries where a robust legislative system is presupposed, which ensures the protection of the environment and the social rights of its inhabitants. When identifying potential risks, the operation must include an effective form of management of these risks, as well as operational mechanisms to support claims management. For more information, see chapter "8.3.2.1. Social risk management for wholesale customers".
In relation to stakeholder involvement, BBVA participates in international sectoral initiatives in support of a just transition, such as the "Social and Human Rights Thematic Advisory Group (TAG)" of UNEP-FI. In addition, it was part of the multi-sectoral working group of CSR Europe (The European Business Network for Corporate Sustainability and Responsibility) for an Inclusive Green Deal.
BBVA also understands the just transition in the framework of the relationship between developed and developing countries. A just transition cannot be undertaken without the inclusion of those economies that are suffering the most from the impact of climate change and have the greatest financial and institutional challenges to address the transition. BBVA stands out for its financial support to developing countries and participates in initiatives such as CFLI (Climate Finance Leadership Initiative) in Colombia or the HLEG (High-Level Expert Group on sustainable finance) of the European Commission for the promotion of sustainable finance in low and middle-income countries.

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BBVA has set goals in the area of inclusive growth from 2023 onwards. As a signatory of the Collective Commitment to Financial Education and Inclusion promoted by UNEP FI and within the framework of the guidelines for banks for "Financial Inclusion and Financial Health Target Setting", BBVA has set the objective of supporting 4.5 million unbanked or underbanked entrepreneurs by 2025 to improve their financial resilience, providing them with effective access to financial and non-financial products. Between 2021 and 2023, the BBVA Group provided support to around 3.9 million underbanked and unbanked entrepreneurs.
8.3.1.2.Inclusive Growth
As mentioned in section "8.2.1. Strategy and business processes" between 2018 and 2023 BBVA mobilized a total of €205,603 million in sustainable business, of which around €70 billion corresponds to the 2023 financial year, with 22% of this (€15.5 billion) earmarked for inclusive growth: inclusive infrastructure development, entrepreneurship and strengthening of the business fabric, multi-destination finalist activities, financial and social inclusion, and mitigation of the effects of natural disasters.
Wholesale customers
In 2023, the mobilization of sustainable business with wholesale customers amounted to around €61 billion, €51 billion linked to climate change and almost €10 billion linked to inclusive growth. Details of the products covered are given in section 8.2.1.1 of this report.
Retail customers
During 2023, the BBVA Group contributed a total of 8.6 billion to the channeling of sustainable business through various products for retail customers, of which 5.8 billion were linked to inclusive growth.
In relation to its strategy of inclusive growth, in 2023, BBVA continued to promote entrepreneurship as a lever for social development. Other significant actions include providing funding to:
–Low-income entrepreneurs: through the activities of microfinance institutions supported by the BBVA Microfinance Foundation. In 2023, around €1.45 billion were channeled through productive microcredits which, during this year, were delivered to more than 3.2 million entrepreneurs in a situation of vulnerability or poverty.
–Women entrepreneurs: one example is the Women Entrepreneurs program in Turkey, through which some €828 million have been channeled to approximately 20,000 women entrepreneurs.
–Other entrepreneurs and microbusinesses: for example, through the support to PFAEs (Individuals with Economic Activities) in Mexico, through loans and other products, channeling around €652 million during the year, which have benefited almost 90,000 entrepreneurs and microenterprises.
Likewise, the line of inclusive growth is being promoted, mobilizing resources toward the investment necessary to build infrastructure and support inclusive economic development. Within this line you can find financing (via cards, loans, credits or mortgage financing) to individuals who meet the thresholds in terms of income and/or vulnerability criteria established for each country. In Spain, it stands out the mortgage aimed at segments of the population with lower purchasing power and in which the State subsidizes a part of the total import of mortgage financing.
BBVA has also developed specific solutions and products to promote the financial inclusion of unbanked and underbanked people (segments such as people with disabilities, rural population, young people, the elderly) in those geographies where the Group operates. Some examples of this are:
–In Mexico, a digital solution has been promoted for previously unbanked individuals, with a special focus on women and young people. As a result, almost 230,000 people have been helped to obtain access to banking services.
–In Turkey, July 2023 saw the launch of the women's banking program, which supports participants through employability training and financial education and offers them basic financial products such as savings accounts, free credit cards and microcredits for entrepreneurship, etc.
–In Argentina, the BBVA VOS account has been promoted, an account at no cost to the customer which, once the necessary objectives for accessing a credit card have been met, provides automatic access to the card. In 2023, more than 82,000 BBVA VOS accounts were opened. Forty-three percent of these new customers activated the account by making cash deposits and 68% of the activated accounts were able to acquire a credit card. As a result of this product, in 2023, more than 9,500 people who were initially unable to access credit due to a lack of credit history were able to do so. The product includes guidance along with financial and digital education.
8.3.2.Risk management
BBVA incorporates social aspects into its risk management framework in a similar manner to environmental and governance risks, with due

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consideration of financial and non-financial risks, including reputational risk.
To achieve this, special focus is placed on prevention and mitigation from the point of view of understanding the customer's ability to manage their own social risks and applying different tools and methodologies to obtain a good analysis and evaluation of the social risks.
From a more holistic and transversal perspective, it employs processes such as reputational risk assessment, monitoring and reporting, as well as human rights due diligence. From a customer perspective, it includes social risk management processes.
8.3.2.1.Social Risks at Wholesale Customers
BBVA's Global Risk Area has developed a “Guide to integrating ESG factors in wholesale credit analysis” where the most relevant environmental and social aspects are identified by industry and obtains metrics to monitor the performance of corporate clients.
BBVA manages social risks from the wholesale customer's perspective, through different processes, such as:
•Dispute Management and Sustainability Questionnaires:
Sustainability questionnaires adapted to different industries are applied in the preparation or renewal of the financial program. These questionnaires allow risk managers and specialists to gain insight into the environmental and social performance of customers in the process of renewing the customer's Financial Program and improve data-driven decision making.
These questionnaires include, among other aspects, an analysis of environmental, social and governance disputes of corporate and institutional customers covered and not covered by the Environmental and Social Framework.
The dispute analysis, which is conducted during the annual customer review process, is based on the impact that incidents have on the environment and society (impact), the business risk as a result of incidents (risk) and the incident management systems and response capacity (management). In terms of social risk, we evaluate the disputes that may arise in relation to customers, the supply chain, employees and workforce, and communities.
Based on the above analysis and the assessment performed by the CIB Sustainable Finance team, the risk teams consider the result of the dispute analysis as an additional input for the calculation of the customer rating and incorporate this analysis when defining the risk appetite with each customer, following previously defined specific criteria.
•Environmental and Social Framework
Based on the information included in the KYC (Know Your Customer) form and that provided by an external ESG expert advisor, BBVA monitors that new wholesale customers covered by its Environmental and Social Framework do not fall under the general exclusions or specific restrictions foreseen for the sectors covered by the Framework: mining, agribusiness, energy, infrastructure and defense.
Every two years, BBVA performs an evaluation of the groups belonging to the stock under the sectors of this Framework.
By the end of 2023, more than 330 groups had been analyzed, and a dialogue and support plan had been initiated with eleven of them (five of them related to human rights issues).
•Equator Principles
BBVA implements environmental and social risk assessment processes in order to mitigate and prevent negative impacts, reinforcing the economic, social and environmental value of project financing in sectors such as energy, transportation and social services.
In line with the Equator Principles, BBVA submits each project under the scope of these principles to an environmental and social due diligence analysis aligned with the Environmental and Social Framework. Each transaction is classified according to its risk level (categories A, B or C), and the documentation provided by the customer or the independent advisors is reviewed. A specialized team at BBVA supervises and evaluates these projects, contributing to the decisions of the committees and approval of the risks.
With respect to the human rights assessment and according to the EP, BBVA is required to conduct due diligence on projects that may impact indigenous communities. Where this is the case, free, prior and informed consent is required from these communities, regardless of the geographic location of the project. It also requires, according to the projects, liaison with the communities impacted by the projects. When identifying potential risks, the operation must include an effective form of management of these risks, as well as operational mechanisms to support claims management. Regarding climate impacts, according to the EPs, project impacts are evaluated considering scenarios, as well as the mitigation and management measures adopted.
The data of the financed operations that were analyzed under the Equator Principles during the 2023 and 2022 financial years are detailed below:

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Table 111. Operational data analysed according to the Equator Principles criteria

Category A (1)			Category B (2)			Category C (3)
	2023	2022		2023	2022		2023	2022
Number of transactions	5	4	Number of transactions	25	12	Number of transactions	13	9
Total amount (millions of euros)	21,326.0	15,776.0	Total amount (millions of euros)	12,675.0	14,280.8	Total amount (millions of euros)	15,986.0	15,937.7
Amount financed by BBVA (millions of euros)	957.0	604.1	Amount financed by BBVA (millions of euros)	1,597.0	1,219.0	Amount financed by BBVA (millions of euros)	1,020.0	993.7
(1) Category A: projects with potentially significant adverse social or environmental impacts that are irreversible or unprecedented.
(2) Category B: projects with potentially limited adverse social and environmental impacts that are few in number, generally site-specific, largely reversible and readily addressed through mitigation measures.

(3) Category C: projects with minimal or no social or environmental impacts.
Out of the operations signed in 2023, 53.5% correspond to the infrastructure sector, 32.6% to the electricity power generation sector, 2.3% to the oil and gas sector and 11.6% to other sectors. By geographic area, 51.2% were in Europe, the Middle East and Africa (EMEA), 46.5% in the Americas and 2.3% in Asia.
8.3.2.2.Social Risks in Retail Customers
BBVA identifies, analyzes and documents the activity carried out by our customers through the knowledge and evaluation process of the customer, known as KYC (Know Your Customer). This process18 has been designed and implemented under a risk-based approach and allows for a better understanding of customers, their operations, customer segmentation, products, channels, jurisdictions and monitoring of transactions.
The General Retail Credit Risk Policy establishes that one of the general principles governing retail credit risk management in the BBVA Group is respect for equality and diversity, avoiding unfair bias in access to financial products for reasons such as gender, color, ethnic origin, disability, religion, sexual orientation or political opinion.
Additionally, the General Risk Management Model Policy establishes that in order to avoid unfair bias in access to financial products based on gender, color, ethnic origin, disability, religion, sexual orientation or political opinion, none of these variables will be included in the admission and pricing models.
8.3.2.3.Reputational risk assessment, monitoring and reporting
Reputational risk assessment, monitoring and reporting is a cross-cutting function at Group level. BBVA has a taxonomy of reputational risks, and several of them derive from social aspects.
An evaluation of BBVA's reputational risk is carried out annually and the reputational risks of new initiatives (e.g. products, services) are also evaluated in the admissions committees. This makes it possible to propose actions to mitigate or prevent social risks with a reputational impact.
8.3.2.4.Commitment to Human Rights
As part of its general principles, the General Sustainability Policy approved by the Board of Directors includes respect for human rights and the Commitment to Human Rights among its areas of action.
Since 2018, BBVA has been conducting global human rights due diligence processes to prevent, mitigate and remediate potential human rights impacts in line with the UN Guiding Principles on Business and Human Rights.
These due diligence processes cover the entire value chain of the bank and its relationships with different stakeholders: employees, customers, shareholders, suppliers and, in general, with the communities in which it conducts its business and activities.
Following the last Human Rights due diligence in 2021, 28 issues were identified throughout the value chain that form part of an internal taxonomy which we grouped into 6 thematic blocks:
1.Employment conditions: which includes issues related to recruitment and fair compensation, labor rights and relations, and health and safety.
2.Projects and products: which includes the impact on Human Rights derived from lending activities, with a focus on large corporate customers in certain sectors with a high environmental or social impact.
3.Supply chain: which brings together aspects of fair contracting conditions, supplier control and responsible purchasing policies.
4.Customer well-being: prioritizing aspects such as accessibility and service as well as safety and respect.
18 The process is renewed periodically for high-risk clients.

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5.Respect for communities: from a dual perspective that encompasses both environmental protection and inclusive businesses.
6.Cross-cutting issues: which includes issues related to data protection and the impact of new technologies on human rights.
Focusing on the evaluation of human rights issues among customers in block 2 "Projects and products", the taxonomy includes two fundamental issues:
1.Integration of human rights in the different relationship processes with corporate customers (including modern slavery, forced labor and child labor). To mitigate this issue, the Environmental and Social Framework contains exclusions and activities requiring special attention in relation to human rights, the application of which helps to reduce the resulting social and reputational risk.
2.Prior consultation processes in the communities and their social and environmental impact. To mitigate this issue, BBVA is a signatory to the Equator Principles.
These 6 aspects cover crucial issues such as forced labor, child labor, freedom of association and collective bargaining, equal pay and discrimination.
Furthermore, an evaluation of the following risks was performed for each of the 28 issues:
–Inherent risk: based on the severity of the impact and frequency of occurrence of each issue.
–Residual risk: assessing the mitigating aspects available to BBVA to manage each issue. In this identification and evaluation phase, potential negative impacts on stakeholders, such as employees (with a focus on women), suppliers or subcontractors, customers, as well as the indigenous population and local communities, were taken into account.
Subsequently, within the framework of the current Non-Financial Risk Model, the global risk control specialists of each business conducted a comparison of the results of the evaluation, as well as the adequacy of the mitigation plans. This test had a twofold objective: first, to move steadily toward an alignment of the two models (due diligence of human rights and the Non-Financial Risk Model); and second, achieve a greater systematization of the process.

Prevention and mitigation: Action Plan
In the course of the year 2023, there was an evaluation of the achievements obtained within the framework of the Human Rights Action Plan for the period 2021-2022. This review not only included an exhaustive analysis of the results achieved, but also an update of the action plans. Of the 25 action plans established for the aforementioned period, 19 of them had a compliance rate of over 75%.
Additionally, the Human Rights Action Plan19 was updated in 2023, to total 23 action plans grouped into the following main categories:
–Strategy: the process of integrating the Human Rights due diligence process into the annual Non-Financial Risk (NFR) assessments continued.
–Reporting and disclosure: BBVA is strengthening the inclusion of new Human Rights metrics, in line with reporting standards and guidelines (e.g. GRI, SASB, WEF-IBC) and in response to the expectations of ESG analysts.
–Processes. Action plans were established in each of the 6 thematic areas:
a.Employment conditions: During 2023, we intensified our support to avoid discrimination among employees. The "I am Female Talent" program was launched to support the professional development of high-potential female employees. Specific plans were implemented by country and area, with quarterly monitoring of global metrics to achieve the public objective of a 35% female presence in management positions by 2024. Similarly, initiatives were launched to promote diversity among employees.
b.Projects and products: Within the Environmental and Social Framework, BBVA foresees a series of provisions and exclusions in relation to the operations and customers, covered by the Framework, that operate in the following five sectors as they are considered to have a potential social and environmental impact: mining, agribusiness, energy, infrastructure and defense. These exclusions cover social human rights risks, such as child and forced labor.
c.Supply chain: In 2023, the inclusion of the sustainability/ESG module in the procurement processes was consolidated. In addition, the Bank collaborated in a training plan aimed at SME suppliers within
19 Human Rights Action Plan 2021-22 and 2023 available on the shareholder and investor website.

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the framework of the global sustainability training program, promoted by the UN Global Compact Spain, ICEX and ICO Foundation.
d.Customer well-being: A specialized offer was launched in 2023 to facilitate access to financial products and services for vulnerable groups and communities. This offer is aimed especially at low-income customers, entrepreneurs, young people, women, long-term migrants, people with disabilities and the elderly.
e.Respect for communities: A sustainable global mobility plan was launched for employees' commuting to their work centers, in order to contribute to reducing the environmental footprint in the locations and local communities where the Group operates.
f.Cross-cutting issues: During 2023, the integration of human rights criteria was reinforced specifically in Mergers & Acquisitions (M&A) due diligence processes.
Complaints mechanisms20
BBVA has a whistleblower channel that allows any stakeholder, confidentially and anonymously should they wish to do so, to report those behaviours that, according to their point of view, are directly or indirectly related to human rights. In 2023, the complaints received through this channel showed no evidence of human rights violations attributable to Group entities.
20 A complaints mechanism is a formalized way established or facilitated by the company, through which individuals or groups can raise their concerns with respect to any impact of the company on their lives, including the consequences for human rights.

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8.4.Governance risk
Governance risks in relation to our counterparties include the various types of controversies they may face, including but not limited to the following: (i) Ethical considerations, e.g., integrity of conduct, values and ethics, anti-bribery and anti-corruption measures, accountability and compliance with the rule of law and regulatory framework; (ii) Strategy and risk management: implementation of strategies, operational execution and follow-up, internal controls and risk management policies and procedures. (iii) Diversity and inclusion: gender gap, wage gap and representation of people from minority groups in management. (iv) Transparency: disclosures on discrimination, tax liabilities and payments, disclosure on lobbying activities. (v) Management of conflicts of interest: any conflict affecting the governing bodies. (vi) Internal communication of critical concerns: insufficient communication of critical internal issues and difficulties in escalating to the highest governance bodies.
BBVA takes into account the corporate governance performance of its customers, analyzing their compliance in terms of management practices. In other words, disputes affecting customers are analyzed and taken into account as a qualitative variable in the calculation of the credit rating, together with the rest of the internal risk management indicators that feed the risk appetite with each customer.
Among the frameworks considered in the governance risk analysis are the following declarations, agreements and initiatives:
–Universal Declaration of Human Rights
–United Nations 2030 Agenda of Sustainable Development Goals (SDGs)
–International Labor Organization (ILO) Conventions
–United Nations Global Compact
–United Nations Guiding Principles on Business and Human Rights
–OECD Guidelines for Multinational Enterprises
–Global Reporting Initiative
–Equator Principles
–Principles for Responsible Investment (PRI)
–Principles of Responsible Banking promoted by United Nations Environment - Finance Initiative (UNEP-FI)

8.4.1.Risk management
BBVA integrates governance aspects into its risk management framework in a similar way to environmental and social risks. Therefore, it analyses the corporate governance performance of its customers and takes their management and governance practices into account in the admission process.
8.4.1.1.Integrating corporate governance practices into risk management processes
The identification, assessment and monitoring of the risks of customers and their operations are integrated into BBVA's standard risk, compliance and operations processes and tools. Decisions are based on internal information or, where appropriate, on information provided by independent external analysts. The Governance and Management module of the corporate segment credit rating model assesses the following aspects in particular:
–Strategy, quality and skills of the management team to execute the company's strategy.
–Risk management standards and risk tolerance, including the ability to take a long-term view of the perspectives of different stakeholders.
–Operational performance standards, existence of robust internal controls and an oversight structure of independent processes and policies including processes to ensure the quality of financial and non-financial reporting.
–Independence, experience and skills of client boards of directors. The evaluation of the management team is carried out by assessing their experience and knowledge of the industry or knowledge of clients and their needs.
One of the aspects considered in the customer review is the integration of climate change into customers' governance and decision-making processes, in line with TCFD recommendations.
As noted previously, BBVA analyses ESG disputes from our customers as an indicator of the quality of its governance and internal controls. In the area of governance risk, disputes related to (i) ethics, (ii) transparency: participation in lobbying activities and standards and practices; and iii) management of conflicts of interest are reviewed.
The social risk section above mentioned industry-specific sustainability questionnaires, which aim to give risk managers and risk specialists a better understanding of the environmental, social and governance performance of large corporate and institutional customers. These surveys analyze the existence of an internal committee to review and monitor sustainability and climate management as well as the integration of sustainability objectives in the remuneration of the management team and the Management Committee.

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Based on the information included in the KYC (Know Your Client) form and that provided by an external ESG expert advisor, BBVA monitors that new wholesale customers covered by its Environmental and Social Framework do not fall under the general exclusions or specific restrictions foreseen for the sectors covered by the Framework: mining, agribusiness, energy, infrastructure and defense. Every two years, BBVA performs an evaluation of the groups belonging to the stock under the sectors of this Framework. At the end of 2023, more than 330 groups had been analyzed and a dialogue and support plan had been initiated with 11 of them. In order to effectively implement it, BBVA is advised by an independent expert who performs due diligence on the customers covered.###
8.4.1.2.Related exclusions
In accordance with the Environmental and Social Framework, when BBVA confirms a sufficient evidence of the existence of any of the following cases, a specific analysis of the situation will be carried out, which may involve not initiating the relationship, or adopting a plan for dialogue and support for the customer with measures aimed at understanding and trying to correct the situation.
–Customers for whom BBVA has sufficient evidence that they incur material breaches of applicable laws and regulations regarding human rights, or participate in human rights abuses, regardless of whether said participation does not violate the provisions of the local legislation of each country. .
–Customers subject to EU, US and UN financial sanctions
–Customers for whom BBVA has sufficient evidence that they are employing child or forced labor, as defined in the ILO Conventions.

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Annexes

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I. EU LI3 - Outline of the differences in the scopes of consolidation and non-deducted participations in insurance undertakings (12-31-2023)

Company	Method of accounting consolidation	Global Consolidation - Method of regulatory consolidation	Proportional Consolidation – Method of regulatory consolidation	Equity method - Regulatory consolidation method	Unconsolidated - Regulatory consolidation method	Deductions (1)	Activity
ALTURA MARKETS SOCIEDAD DE VALORES SA	Equity Method		X				SECURITIES DEALER
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	Fully Consolidation			X			REAL ESTATE
AUTOCRED SPA	Equity Method		X				FINANCIAL SERVICES
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	Fully Consolidation			X		X	INSURANCE
BBVA BROKER ARGENTINA SA	Fully Consolidation			X		X	INSURANCE
BBVA PENSIONES MEXICO, S.A. DE C.V., GRUPO FINANCIERO BBVA MEXICO	Fully Consolidation			X		X	INSURANCE
BBVA RE INHOUSE COMPAÑIA DE REASEGUROS, S.E.	Fully Consolidation			X		X	INSURANCE
BBVA SEGUROS ARGENTINA SA	Fully Consolidation			X		X	INSURANCE
BBVA SEGUROS COLOMBIA SA	Fully Consolidation			X		X	INSURANCE
BBVA SEGUROS DE VIDA COLOMBIA SA	Fully Consolidation			X		X	INSURANCE
BBVA SEGUROS MÉXICO SA DE CV GRUPO FINANCIERO BBVA MEXICO	Fully Consolidation			X		X	INSURANCE
BBVA SEGUROS SA DE SEGUROS Y REASEGUROS	Fully Consolidation			X		X	INSURANCE
BBVA SEGUROS SALUD MEXICO SA DE CV GRUPO FRO. BBVA MEXICO.	Fully Consolidation			X		X	INSURANCE
BBVA SERVICIOS, S.A.	Fully Consolidation			X			COMMERCIAL
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.	Equity Method		X				INVESTMENT COMPANY
CREA MADRID NUEVO NORTE SA	Fully Consolidation			X			REAL ESTATE
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	Fully Consolidation			X			REAL ESTATE
F/253863 EL DESEO RESIDENCIAL	Fully Consolidation			X			REAL ESTATE
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA	Equity Method		X				INSTRUMENTAL REAL ESTATE
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	Fully Consolidation			X			REAL ESTATE
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	Fully Consolidation			X			REAL ESTATE
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	Fully Consolidation			X			REAL ESTATE
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. EN LIQUIDACION	Fully Consolidation			X			REAL ESTATE
GARANTI BBVA EMEKLILIK AS	Fully Consolidation			X		X	INSURANCE
GARANTI BBVA FILO AS	Fully Consolidation			X			SERVICES
GARANTI KULTUR AS	Fully Consolidation			X			SERVICES
INVERSIONES ALDAMA, C.A.	Fully Consolidation			X			REAL ESTATE
INVERSIONES P.H.R.4, C.A.	Fully Consolidation			X			REAL ESTATE
INVERSIONES PLATCO CA	Equity Method		X				FINANCIAL SERVICES
MADIVA SOLUCIONES, S.L.	Fully Consolidation			X			SERVICES

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Company	Method of accounting consolidation	Global Consolidation - Method of regulatory consolidation	Proportional Consolidation – Method of regulatory consolidation	Equity method - Regulatory consolidation method	Unconsolidated - Regulatory consolidation method	Deductions (1)	Activity
INVERSIONES P.H.R.4, C.A.	Fully Consolidation			X			REAL ESTATE
INVERSIONES PLATCO CA	Equity Method		X				FINANCIAL SERVICES
MADIVA SOLUCIONES, S.L.	Fully Consolidation			X			SERVICES
MOTORACTIVE MULTISERVICES SRL	Fully Consolidation			X			SERVICES
MULTIASISTENCIA OPERADORA S.A. DE C.V.	Fully Consolidation			X		X	INSURANCE
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	Fully Consolidation			X		X	INSURANCE
MULTIASISTENCIA, S.A. DE C.V.	Fully Consolidation			X		X	INSURANCE
OPERADORA DOS LAGOS S.A. DE C.V.	Fully Consolidation			X			SERVICES
PRO-SALUD, C.A.	Fully Consolidation			X			SERVICES
RCI COLOMBIA SA COMPAÑIA DE FINANCIAMIENTO	Equity Method		X				FINANCIAL SERVICES
SEGUROS PROVINCIAL CA	Fully Consolidation			X		X	INSURANCE
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	Fully Consolidation			X			SERVICES
TRIFOI REAL ESTATE SRL	Fully Consolidation			X			REAL ESTATE
URBANIZADORA SANT LLORENC SA	Fully Consolidation			X			REAL ESTATE

(1) These companies are subject to the deduction for significant shareholdings in financial entities and deferred tax assets arising from temporary differences in excess of the 10% CET1 limit, as well as the deduction for joint excess of the 17.65% CET1 limit in accordance with Article 48 paragraph 2 of the CRR. As of December 31, 2023, regarding the total of significant holdings in financial sector entities, the limits indicated in phased-in terms are exceeded in €310 million, being applicable deductions for this purpose.

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II. EU CC1 - Composition of regulatory own funds (12-31-2023)

	Phased-in	Regulation (UE) Nº575/2013 Reference to article	Reference to EU CC2 template (1)
Common Equity Tier 1: instruments and reserves
Capital instruments and the related share premium accounts	22,629	26 (1), 27, 28, 29, list of EBA 26 (3)	(a)
of which: Own shares	22,629	List 26 (3) of EBA
Capital	2,861
Share Premium	19,769
Retained earnings	34,889	26 (1) (c)	(b)
Accumulated other comprehensive income and any other reserves (in order to include unrealised losses or gains, in accordance with applicable accounting standards)	(12,872)		(c)
Funds for general banking risk	—	26 (1)
Amount of qualifying items referred to in Article 484 (3) and the related share premium accounts subject to phase out from CET1	—	486 (2)
Minority interests (amount allowed in consolidated CET1)	1,864	84, 479, 480	(d)
Independently reviewed interim profits net of any foreseeable charge or dividend	4,759	26 (2)	(e)
Common Equity Tier 1 (CET1) capital before regulatory adjustments	51,269
Common Equity Tier 1 (CET1) capital: regulatory adjustments
Additional value adjustments (negative amount)	(362)	34, 105	f)
Intangible assets (net of related tax liability) (negative amount)	(1,421)	36 (1) (b), 37, 472 (4)	g)
Empty set in the EU	—
Deferred tax assets that rely on future profitability excluding those arising from temporary difference (net of related tax liability where the conditions in Article 38 (3) are met) (negative amount)	(988)	36 (1) (c), 38, 472 (5)	h)
Fair value reserves related to gains or losses on cash flow hedges	(114)	33 (a)	i)
Negative amounts resulting from the calculation of expected loss amounts (equity)	(200)	36 (1) (d), 40, 159, 472 (6)	j)
Any increase in equity that results from securitised assets (negative amount)	—	32 (1)
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(55)	33 (b)	k)
Defined-benefit pension fund assets (negative amount)	—	36 (1) (e), 41, 472 (7)
Direct and indirect holdings by an institution of own CET1 instruments (negative amount)	(331)	36 (1) (f), 42, 472 (8)	l)
Direct, indirect and synthetic holdings of the CET1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	—	36 (1) (g), 44, 472 (9)
Direct, indirect and synthetic holdings of the CET1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	36 (1) (h), 43, 45, 46, 49 (2) (3), 79, 472 (10)
Direct, indirect and synthetic holdings of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	36 (1) (i), 43, 45, 47, 48 (1) (b), 49 (1) a (3), 79, 470, 472 (11)
Empty set in the EU	—
Exposure amount of the following items which qualify for a RW of 1250%, where the institution opts for the deduction alternative	()	36 (1) (k)
of which: qualifying holdings outside the financial sector (negative amount)	—	36 (1) (k) (i), 89 a 91
of which: securitisation positions (negative amount)	()	36 (1) (k) (ii), 243 (1) (b), 244 (1) (b), 258	m)
of which: free deliveries (negative amount)	—	36 (1) (k) (iii), 379 (3)
Deferred tax assets arising from temporary difference (amount above 10 % threshold , net of related tax liability where the conditions in Article 38 (3) are met) (negative amount)	—	36 (1) (c), 38, 48 (1) (a), 470, 472 (5)
Amount exceeding the 17,65% threshold (negative amount)	(644)	48 (1)	n)
of which: direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	(310)	36 (1) (i), 48 (1) (b), 470, 472 (11)

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	Phased-in	Regulation (UE) Nº575/2013 Reference to article	Reference to EU CC2 template (1)
Empty set in the EU	—
of which: deferred tax assets arising from temporary difference	(335)	36 (1) (c), 38, 48 (1) (a), 470, 472 (5)
Losses for the current financial year (negative amount)	—
Foreseeable tax charges relating to CET1 items except where the institution suitably adjusts the amount of CET1 items insofar as such tax charges reduce the amount up to which those items may be used to cover risks or losses (negative amount)	—	36 (1) (a), 472 (3)
Empty set in the EU	—
Qualifying AT1 deductions that exceeds the AT1 capital of the institution (negative amount)	—	36 (1) (j)
Other CET1 deductions	(1,037)		n)
Total regulatory adjustments to Common Equity Tier 1 (CET1)	(5,153)
Common Equity Tier 1 (CET1) capital	46,116
Additional Tier 1 (AT1) capital: instruments
Capital instruments and the related share premium accounts	5,715	51, 52	o)
of which: classified as equity under applicable accounting standards	—
of which: classified as liabilities under applicable accounting standards	5,715		o)
Amount of qualifying items referred to in Article 484 (4) and the related share premium accounts subject to phase out from AT1	—
Amount of qualifying items referred to in Article 494a(1) subject to phase out from AT1	—
Amount of qualifying items referred to in Article 494b(1) subject to phase out from AT1	—	486 (3)
Qualifying Tier 1 capital included in consolidated AT1 capital (including minority interest not included in row 5) issued by subsidiaries and held by third parties	319	85, 86, 480	p)
of which: instruments issued by subsidiaries subject to phase-out	—	486 (3)
Additional Tier 1 (AT1) capital before regulatory adjustments	6,033
Additional Tier 1 (AT1) capital: regulatory adjustments
Direct and indirect holdings by an institution of own AT1 instruments (negative amount)	—	52 (1) (b), 56 (a), 57, 475 (2)
Holdings of the AT1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	—	56 (b), 58, 475 (3)
Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	56 (c), 59, 60, 79, 475 (4)
Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	56 (d), 59, 79, 475 (4)
Empty set in the EU	—
Qualifying T2 deductions that exceed the T2 capital of the institution (negative amount)	—	56 (e)
Other regulatory to Additional Tier 1	—
Total regulatory adjustments to Additional Tier 1 (AT1) capital	—
Additional Tier 1 (AT1) capital	6,033
Tier 1 capital (T1 = CET1 + AT1)	52,150
Tier 2 (T2) capital: instruments and provisions
Capital instruments and the related share premium accounts	5,214	62, 63	q)
Amount of qualifying items referred to in Article 484 (5) and the related share premium accounts subject to phase out from T2	—
Amount of qualifying items referred to in Article 494a (2) subject to phase out from T2	—
Amount of qualifying items referred to in Article 494b (2) subject to phase out from T2	—	486 (4)
Qualifying own funds instruments included in consolidated T2 capital (including minority interest and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third party	2,890	87, 88, 480	r)

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	Phased-in	Regulation (UE) Nº575/2013 Reference to article	Reference to EU CC2 template (1)
of which: instruments issued by subsidiaries subject to phase-out	—	486 (4)
Credit risk adjustments	88	62 (c) y (d)	s)
Tier 2 (T2) capital before regulatory adjustment	8,192
Tier 2 (T2) capital: regulatory adjustments
Direct and indirect holdings by an institution of own T2 instruments and subordinated loans (negative amount)	(10)	63 (b) (i), 66 (a), 67, 477 (2)	t)
Holdings of the T2 instruments and subordinated loans of financial sector entities where those entities have reciprocal cross holdings with the institutions designed to inflate artificially the own funds of the institution (negative amount)	—	66 (b), 68, 477 (3)
Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)	—
Empty set in the EU	—	66 (c), 69, 70, 79, 477 (4)
Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amounts)	—	66 (d), 69, 79, 477 (4)
Empty set in the EU	—
Qualifying eligible liabilities deductions that exceed the eligible liabilities items of the institution (negative amount)	—
Other regulatory adjustments to Tier 2 capital	—		t)
Total regulatory adjustments to Tier 2 (T2) capital	(10)
Tier 2 (T2) capital	8,182
Total capital (TC = T1 + T2)	60,332
Total risk-weighted assets	363,915
Capital ratios and capital buffers
Common Equity Tier 1 (as a percentage of total risk exposure amount)	12.67%	92 (2) (a), 465
Tier 1 (as a percentage of total risk exposure amount)	14.33%	92 (2) (b), 465
Total capital (as a percentage of total risk exposure amount)	16.58%	92 (2) (c)
Institution specific buffer requirement (CET1 requirement in accordance with article 92 (1) (a) plus capital conservation and countercyclical buffer requirements plus a systemic risk buffer, plus systemically important institution buffer expressed as a percentage of total risk exposure amount)	8.79%	DRC 128, 129 y 130
of which: capital conservation buffer requirement	2.50%
of which: countercyclical buffer requirement	0.08%
of which: systemic risk buffer requirement	—
of which: Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer	0.75%
of which: additional own funds requirements to address the risks other than the risk of excessive leverage	0.96%	DRC 131
Common Equity Tier 1 available to meet buffers (as a percentage of risk exposure amount) (*)	6.87%	DRC 128
Not relevant in EU regulations
Not relevant in EU regulations
Not relevant in EU regulations
Capital ratios and capital buffers
Direct and indirect holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10% threshold and net of eligible short positions	3,446	36 (1) (h), 45, 46, 472 (10), 56 (c), 59, 60, 475 (4), 66 (c), 69, 70, 477 (4)
Direct and indirect holdings of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10% threshold and net of eligible short positions	3,326	36 (1) (i), 45, 48, 470, 472 (11)
Empty set in the EU	—

BBVA. PILLAR 3 2023	ANNEXES	P. 317

	Phased-in	Regulation (UE) Nº575/2013 Reference to article	Reference to EU CC2 template (1)
Deferred tax assets arising from temporary difference (amount below 10 % threshold , net of related tax liability where the conditions in Article 38 (3) are met)	3,593	36 (1)(c), 38, 48, 470, 472 (5)
Applicable caps on the inclusion of provisions in Tier 2
Credit risk adjustments included in T2 in respect of exposures subject to standardised approach (prior to the application of the cap)	—	62
Cap on inclusion of credit risk adjustments in T2 under standardised approach	—	62
Credit risk adjustments included in T2 in respect of exposures subject to internal rating-based approach (prior to the application of the cap)	88	62
Cap for inclusion of credit risk adjustments in T2 under internal ratings-based approach	986	62
Capital instruments subject to phasing-out provisions (applicable only between 1st January 2013 and 1st January 2022)
Current cap on CET1 instruments subject to phase-out arrangements	—	484 (3), 486 (2) y (5)
Amount excluded from CET1 due to cap (excess over cap after redemptions and maturities)	—	484 (3), 486 (2) y (5)
Current cap on AT1 instruments subject to phase-out arrangements	—	484 (4), 486 (3) y (5)
Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	—	484 (4), 486 (3) y (5)
Current cap on T2 instruments subject to phase-out arrangements	—	484 (4), 486 (3) y (5)
Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	—	484 (5), 486 (4) y (5)
(1) Reference to the headings of the regulatory balance sheet (CC2) where the different items described are reflected.
(2) Excess of CET1 over the Group's minimum Common Equity Tier 1 capital requirements established by the ECB through the SREP letter applicable to date
(3) As of December 31, 2023, the total shareholder remuneration for 2023 is deducted from CET 1, so that row EU-5a includes the deduction of cash remuneration (€3,229 million) and ro 27a, includes the deduction of €781 million corresponding to the execution of a program to repurchase BBVA shares, approved by the Board of Directors on January 29, 2024 and subject to obtaining the corresponding authorizations.

BBVA. PILLAR 3 2023	ANNEXES	P. 318

III.1. Parent company AT1 issuances (Millon euros. 12-31-2023)

Issuer	Banco Bilbao Vizcaya Argentaria S.A.	Banco Bilbao Vizcaya Argentaria S.A.
Unique identifier (e.g. ISIN)	US05946KAM36	XS2638924709
Public or private	Public	Public
Governing law(s) of the instrument	New York, except subordination, set-off waiver and recognition of bail-in power which are under Spanish law	Spanish
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Additional Tier 1	Additional Tier 1
Post-transitional CRR rules	Additional Tier 1	Additional Tier 1
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	AT1-Contingent Convertible	AT1-Contingent Convertible
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	905	1000
Nominal amount of instrument	1.000 Mill USD	1,000 Mill EUR
Issue price	100%	100%
Redemption price	100%	100%
Accounting classification	Obligación - coste amortizado	Obligación - coste amortizado
Original date of issuance	19/9/2023	21/6/2023
Perpetual or dated	Perpetual	Perpetual
Original maturity date	No maturity	No maturity
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	Issur call Date: 19/03/2029; also subject to both Regulatory and Tax call. 100%	Issuer call date: 21/06/2028; subjecto also to Regulatory and Tax call. 100%
Subsequent call dates, if applicable	Dayly since 19/03/2029 tol 19/09/2029 and, on any Distribution Payment Date thereafter, at the Redemption Price,	On any day falling in the period commencing on (and including) the First Call Date (21 June 2028 ) and ending on (and including) the First Reset Date (21 December 2028), and on any Distribution Payment Date
thereafter at the Redemption Price
Coupons / dividends
Fixed or floating dividend/coupon	Fixed Reset	Fixed Reset
Coupon rate and any related index	9,375% quarterly until First Reset Date (19 Septiembre 2029); and then 5-year UST + 5,099%	8,375%; the 5-year Mid-Swap Rate + 5,544%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Fully discretionary	Fully discretionary
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Fully discretionary	Fully discretionary
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Noncumulative	Noncumulative
onvertible or non-convertible	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	Trigger event: CET1 5.125%; At solo & (sub-)consolidated. Contractual recognition
Capital Reduction: Capital reduction provided for in Article 418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority: SRB	Trigger event: CET1 5.125%; At solo & (sub-)consolidated. Contractual recognition
Capital Reduction: Capital reduction provided for in Article 418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority: SRB
If convertible, fully or partially	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines
If convertible, conversion rate	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB
If convertible, mandatory or optional conversion	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory
If convertible, specify instrument type convertible into	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To be decided by SRB	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To be decided by SRB
If convertible, specify issuer of instrument it converts into	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	2	2
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to common shares and reserves and pari passu with preferred shares and the rest of AT1. Immediately subordinate to Tier 2	Senior to common shares and reserves and pari passu with preferred shares and the rest of AT1. Immediately subordinate to Tier 2
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 319

Issuer	Banco Bilbao Vizcaya Argentaria S.A.	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	ES0813211028	US05946KAG67
Public or private	Public	Public
Governing law(s) of the instrument	Spanish	New York, except subordination, set-off waiver and recognition of bail-in power which are under Spanish law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Additional Tier 1	Additional Tier 1
Post-transitional CRR rules	Additional Tier 1	Additional Tier 1
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	AT1-Contingent Convertible	AT1-Contingent Convertible
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	1000	905
Nominal amount of instrument	EUR 1,000 Mill	USD 1,000 Mill
Issue price	100%	100%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	15/7/2020	9/5/2019
Perpetual or dated	Perpetual	Perpetual
Original maturity date	No maturity	No maturity
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	Issuer call date: 15/01/2026; also subject to both Regulatory and Tax call. 100%	Issuer call date: 03/05/2025; also subject to both Regulatory and Tax call. 100%
Subsequent call dates, if applicable	At any time on or after the first reset date	At any time on or after the first reset date
Coupons / dividends
Fixed or floating dividend/coupon	Fixed Reset	Fixed Reset
Coupon rate and any related index	6%; the 5-year Mid-Swap Rate + 6,456%	6,5% quarterly until First Reset Date (March 5th); 5-year UST + 5,192%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Fully discretionary	Fully discretionary
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Fully discretionary	Fully discretionary
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Noncumulative	Noncumulative
Convertible or non-convertible	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	Trigger event: CET1 5.125%; At solo & (sub-)consolidated. Contractual recognition
Capital Reduction: Capital reduction provided for in Article 418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority: SRB	Trigger event: CET1 5.125%; At solo & (sub-)consolidated. Contractual recognition
Capital Reduction: Capital reduction provided for in Article 418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority: SRB
If convertible, fully or partially	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines
If convertible, conversion rate	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB
If convertible, mandatory or optional conversion	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory
If convertible, specify instrument type convertible into	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To be decided by SRB	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To decide by SRB
If convertible, specify issuer of instrument it converts into	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	2	2
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to common shares and reserves and pari passu with preferred shares and the others AT1. Immediately subordinate to Tier 2	Senior to common shares and reserves and pari passu with preferred shares and the rest of AT1. Immediately subordinate to Tier 2
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and conditions	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 320

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	US05946KAF84	ES0813211010
Public or private	Public	Public
Governing law(s) of the instrument	New York law, except provisions relating to the subordination of the Preferred Securities shall be governed by with the common laws of Spain	Spanish
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Additional Tier 1	Additional Tier 1
Post-transitional CRR rules	Additional Tier 1	Additional Tier 1
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	AT1-Contingent Convertible	AT1-Contingent Convertible
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	905	1000
Nominal amount of instrument	USD 1,000 Mill	EUR 1,000 Mill
Issue price	100%	100%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	16/11/2017	29/3/2019
Perpetual or dated	Perpetual	Perpetual
Original maturity date	No maturity	No maturity
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	Issuer call date: 16/11/2027 (fully) also subject to both Regulatory and Tax call (entirely). 100%	Issuer call date: 29/03/2024; also subject to both Regulatory and Tax call. 100%
Subsequent call dates, if applicable	At any time on or after the first reset date	At any time on or after the first reset date
Coupons / dividends
Fixed or floating dividend/coupon	Fixed Reset	Fixed Reset
Coupon rate and any related index	6.125% quarterly (10 initial years); 5 year Mid-Swap + 3,870%	6%; 5-year Mid-Swap Rate + 6,039%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Fully discretionary	Fully discretionary
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Fully discretionary	Fully discretionary
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Noncumulative	Noncumulative
Convertible or non-convertible	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	Trigger event: CET1 5.125%; At solo & (sub-)consolidated. Contractual recognition
Capital Reduction: Capital reduction provided for in Article 418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority: SRB	Trigger event: CET1 5.125%; At solo & (sub-)consolidated. Contractual recognition
Capital Reduction: Capital reduction provided for in Article 418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority: SRB
If convertible, fully or partially	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines
If convertible, conversion rate	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB
If convertible, mandatory or optional conversion	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory
If convertible, specify instrument type convertible into	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To decide by SRB	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To decide by SRB
If convertible, specify issuer of instrument it converts into	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	2	2
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to common shares and reserves and pari passu with preferred shares and the rest of AT1. Immediately subordinate to Tier 2	Senior to common shares and reserves and pari passu with preferred shares and the rest of AT1. Immediately subordinate to Tier 2
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and conditions	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 321

III.2. Parent company T2 issuances (Millon euros. 12-31-2023)

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS2206805769	XS2104051433
Public or private	Public	Public
Governing law(s) of the instrument	Spanish	Spanish
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	319	999
Nominal amount of instrument	GBP 300 Mill	EUR 1,000 Mill
Issue price	100%	99.39%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	15/7/2020	16/1/2020
Perpetual or dated	Dated	Dated
Original maturity date	15/7/2031	16/1/2030
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	Issuer call date: 15/07/2025; also subject to both Regulatory (Total) and Tax call (Partial). 100%	Issuer call date: 16/01/2025; also subject to both Regulatory (Total) and Tax call (Partial). 100%
Subsequent call dates, if applicable	No	No
Coupons / dividends
Fixed or floating dividend/coupon	Fixed reset	Fixed reset
Coupon rate and any related index	3,104%; 5-year GBP Mid Swap Rate + 127pbs	1%; 5Y Euro Mid Swap + 127 bps
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and conditions	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 322

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS1954087695	XS1562614831
Public or private	Public	Public
Governing law(s) of the instrument	Spanish	English legislation except provisions of status of the notes under Spanish law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	761	609
Nominal amount of instrument	EUR 750 Mill	EUR 1,000 Mill
Issue price	100%	99.99%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	22/2/2019	2/10/2017
Perpetual or dated	Dated	Dated
Original maturity date	22/2/2029	2/10/2027
Issuer call subject to prior supervisory approval	Yes	No
Optional call date, contingent call dates, and redemption amount	Issuer call date: 22/02/2024; also subject to both Regulatory (Total) and Tax call (Partial). 100%	Only subject to both Regulatory and Tax call 100%
Subsequent call dates, if applicable	No	N/A
Coupons / dividends
Fixed or floating dividend/coupon	Fixed reset	Fixed
Coupon rate and any related index	2.575%; 5Y Euro Mid Swap + 245 bps	3.50%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and conditions	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 323

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS1569874503	XS1579039006
Public or private	Private	Private
Governing law(s) of the instrument	English legislation except provisions of status of the notes under Spanish law	English legislation except provisions of status of the notes under Spanish law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	154	35
Nominal amount of instrument	EUR 165 Mill	EUR 53,4 mills
Issue price	99.45%	100%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	2/24/2017 & 3/14/2017	16/3/2017
Perpetual or dated	Dated	Dated
Original maturity date	24/2/2032	16/3/2027
Issuer call subject to prior supervisory approval	No	No
Optional call date, contingent call dates, and redemption amount	Only subject to both Regulatory and Tax call 100%	Only subject to both Regulatory and Tax call 100%
Subsequent call dates, if applicable	N/A	N/A
Coupons / dividends
Fixed or floating dividend/coupon	Fixed	Fixed (until 03/16/2019) and floating since that date
Coupon rate and any related index	4.00%	3% and afterwards annually resettable at CMS (10 years) +1.30%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and conditions	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 324

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS1587857498	XS1615673701
Public or private	Private	Private
Governing law(s) of the instrument	English legislation except provisions of status of the notes under Spanish law	English legislation except provisions of status of the notes under Spanish law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	105	14
Nominal amount of instrument	USD 120 Mill	CHF 20 Mill
Issue price	100%	100%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	31/3/2017	24/5/2017
Perpetual or dated	Dated	Dated
Original maturity date	31/3/2032	24/5/2027
Issuer call subject to prior supervisory approval	No	No
Optional call date, contingent call dates, and redemption amount	Only subject to both Regulatory and Tax call 100%	Only subject to both Regulatory and Tax call 100%
Subsequent call dates, if applicable	N/A	N/A
Coupons / dividends
Fixed or floating dividend/coupon	Fixed	Fixed
Coupon rate and any related index	5.70%	1.6%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and conditions	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 325

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS1615674261	XS1824263260
Public or private	Private	Private
Governing law(s) of the instrument	English legislation except provisions of status of the notes under Spanish law	English legislation except provisions of status of the notes under Spanish law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	98	254
Nominal amount of instrument	EUR 150 Mill	USD 300 Mill
Issue price	100%	99.23%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	24/5/2017	29/5/2018
Perpetual or dated	Dated	Dated
Original maturity date	24/5/2027	29/5/2033
Issuer call subject to prior supervisory approval	No	No
Optional call date, contingent call dates, and redemption amount	Only subject to both Regulatory and Tax call 100%	Only subject to both Regulatory and Tax call 100%
Subsequent call dates, if applicable	N/A	NA
Coupons / dividends
Fixed or floating dividend/coupon	Fixed	Fixed
Coupon rate and any related index	2.54%	5.25%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and conditions	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 326

Issuer	Banco Bilbao Vizcaya Argentaria S.A.	Banco Bilbao Vizcaya Argentaria S.A.
Unique identifier (e.g. ISIN)	US05946KAN19	XS2674597468
Public or private	Public	Public
Governing law(s) of the instrument	English legislation except provisions of status of the notes under Spanish law	Spanish
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	724	370
Nominal amount of instrument	750 Mill USD	300 Mill GBP
Issue price	100%	99.90%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	15/11/2023	31/8/2023
Perpetual or dated	Dated	Dated
Original maturity date	15/11/2034	30/11/2033
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	Call date del emisor: 15/11/2033; also subject to both Regulatory (Total) and Tax call (Partial). 100%	Issuer call date: 31/08/2028 ; also subject to both Regulatory (Total) and Tax call (Partial). 100%
Subsequent call dates, if applicable	NA	Any date during the period commencing on 31 August 2028 and ending on (and including) the Reset Date (30 November 2028)
Coupons / dividends
Fixed or floating dividend/coupon	Fixed reset	Fixed reset
Coupon rate and any related index	7,883%; 1-yae UST +330pbs	8,25%; 5-year GBP Mid Swap Rate +360pbs
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
onvertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and conditions	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 327

Issuer	Banco Bilbao Vizcaya Argentaria S.A.
Unique identifier (e.g. ISIN)	XS2636592102
Public or private	Public
Governing law(s) of the instrument	Spanish
Contractual recognition of conversion by resolution institution	Yes
Regulatory treatment
Transitional CRR rules	Tier 2
Post-transitional CRR rules	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	773
Nominal amount of instrument	750 Mill EUR
Issue price	99.37%
Redemption price	100%
Accounting classification	Liability – amortised cost
Original date of issuance	15/6/2023
Perpetual or dated	Dated
Original maturity date	15/9/2033
Issuer call subject to prior supervisory approval	Yes
Optional call date, contingent call dates, and redemption amount	Issuer call date: 15/06/2028 ; subject both Regulatory call(total) and Tax call(partial). 100%
Subsequent call dates, if applicable	At any date between 15/06/2028 and 15/09/2023
Coupons / dividends
Fixed or floating dividend/coupon	Fixed reset
Coupon rate and any related index	5,75%; 5Y Euro Mid Swap + 280pbs
Existence of a dividend stopper	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory
Existence of step up or other incentive to redeem	No
Noncumulative or cumulative	Cumulative
Convertible or non-convertible	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB
Write-down features	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially
If write-down, permanent or temporary	Permanent
If temporary write-down, description of write-up mechanism	N/A
Type of subordination	N/A
Order of priority in normal insolvency proceedings	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred
Non-compliant transitioned features	No
If yes, specify non-compliant features	N/A
Link to the terms and conditions of the instrument	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 328

III.3. Mexico issuances (Millon euros. 12-31-2023)

Issuer	BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, acting through its Texas Agency	BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, acting through its Texas Agency
Unique identifier (e.g. ISIN)	USP16259AN67 -- US05533UAG31	US05533UAF57 - USP16259AM84
Public or private	Public	Public
Governing law(s) of the instrument	New York, except for the determination of trigger events, capital events, or regulatory events that are determined under Mexican law. Also ranking and subordination are under Mexican law	New York, except for the determination of trigger events, capital events, or regulatory events that are determined under Mexican law. Also ranking and subordination are under Mexican law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 Instruments	Tier 2 Instruments
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	428	528
Nominal amount of instrument	USD 750 Mill	USD 1,000 Mill
Issue price	100%	99.51%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	13/9/2019	18/1/2018
Perpetual or dated	Dated	Dated
Original maturity date	13/9/2034	18/1/2033
Issuer call subject to prior supervisory approval	Yes	No
Optional call date, contingent call dates, and redemption amount	09/13/2029 fully or partially. (also subject to Regulatory call and Tax call, only with full amortisation). 100%	01/18/2028 fully or partially. (also subject to Regulatory call and Tax call, only with fully amortisation. 100%
Subsequent call dates, if applicable	No	No
Coupons / dividends
Fixed or floating dividend/coupon	Fixed reset	Fixed reset
Coupon rate and any related index	5.875%. From call Treasury yield optional date + 430.8 bps	5.125%. From call Treasury yield optional date + 265 bps
Existence of a dividend stopper	Yes	Yes
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A	N/A
If convertible, fully or partially	N/A	N/A
If convertible, conversion rate	N/A	N/A
If convertible, mandatory or optional conversion	N/A	N/A
If convertible, specify instrument type convertible into	N/A	N/A
If convertible, specify issuer of instrument it converts into	N/A	N/A
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	(*) A Trigger Event will be deemed to have occurred if any of the following events takes places: (i) the CNBV publishes a determination, in its official publication of capitalisation levels for Mexican Banks, that the issuer's Fundamental Capital is equal to or below 4.5%; (ii) the Issuer does not comply with the Mexican Banking Law and other regulation or (iii) the Banking Stability Committee determines that financial assistance is required by the Issuer to avoid revocation of the Issuer's license for its failure to comply with corrective measures.	(*) A Trigger Event will be deemed to have occurred if any of the following events takes places: (i) the CNBV publishes a determination, in its official publication of capitalisation levels for Mexican Banks, that the issuer's Fundamental Capital is equal to or below 4.5%; (ii) the Issuer does not comply with the Mexican Banking Law and other regulation or (iii) the Banking Stability Committee determines that financial assistance is required by the Issuer to avoid revocation of the Issuer's license for its failure to comply with corrective measures.
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	N/A	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	The Notes constitute Subordinated Preferred Indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of the present and future Senior Indebtedness, (ii) will rank pari passu without preference among themselves and with all of the present and future other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of equity or capital stock.	The Notes constitute Subordinated Preferred Indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of the present and future Senior Indebtedness, (ii) will rank pari passu without preference among themselves and with all of the present and future other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of equity or capital stock.
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and conditions	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 329

Issuer	BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, acting through its Texas Agency	BBVA México S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, acting through its Texas Agency
Unique identifier (e.g. ISIN)	US05533UAE82 - USP16259AL02	US07336UAA16 - USP1S81BAA64
Public or private	Public	Public
Governing law(s) of the instrument	New York, except for the determination of trigger events, capital events, or regulatory events that are determined under Mexican law. Also ranking and subordination are under Mexican law	New York, except for the determination of trigger events, capital events, or regulatory events that are determined under Mexican law. Also ranking and subordination are under Mexican law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 Instruments	Tier 2 Instruments
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	68	865
Nominal amount of instrument	USD 200 Mill	1,000 Mill USD
Issue price	99.79%	100.00%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	12/11/2014	29/6/2023
Perpetual or dated	Dated	Dated
Original maturity date	12/11/2029	29/6/2038
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	11/12/2024 fully. (also subject to Regulatory call and Tax call, only with full amortisation). 100%	29/06/2033 fully or partially. (also subject to Regulatory call and Tax call, only with full amortisation). 100%
Subsequent call dates, if applicable	No	No
Coupons / dividends
Fixed or floating dividend/coupon	Fixed reset	Fixed reset
Coupon rate and any related index	5.35% since call date Treasury yield + 300bps	8.45% From call Treasury yield optional date + 466.1 bps
Existence of a dividend stopper	Yes	Yes
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A	N/A
If convertible, fully or partially	N/A	N/A
If convertible, conversion rate	N/A	N/A
If convertible, mandatory or optional conversion	N/A	N/A
If convertible, specify instrument type convertible into	N/A	N/A
If convertible, specify issuer of instrument it converts into	N/A	N/A
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	(*) A Trigger Event will be deemed to have occurred if any of the following events takes places: (i) the CNBV publishes a determination, in its official publication of capitalisation levels for Mexican Banks, that the issuer's Fundamental Capital is equal to or below 4.5%; (ii) the Issuer does not comply with the Mexican Banking Law and other regulation or (iii) the Banking Stability Committee determines that financial assistance is required by the Issuer to avoid revocation of the Issuer's license for its failure to comply with corrective measures.	(*) A Trigger Event will be deemed to have occurred if any of the following events takes places: (i) the CNBV publishes a determination, in its official publication of capitalisation levels for Mexican Banks, that the issuer's Fundamental Capital is equal to or below 4.5%; (ii) the Issuer does not comply with the Mexican Banking Law and other regulation or (iii) the Banking Stability Committee determines that financial assistance is required by the Issuer to avoid revocation of the Issuer's license for its failure to comply with corrective measures.
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	N/A	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	The Notes constitute Subordinated Preferred Indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of the present and future Senior Indebtedness, (ii) will rank pari passu without preference among themselves and with all of the present and future other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of equity or capital stock.	The Notes constitute Subordinated Preferred Indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of the present and future Senior Indebtedness, (ii) will rank pari passu without preference among themselves and with all of the present and future other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of equity or capital stock.
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and conditions	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 330

III.4. South America issuances (Millon euros. 12-31-2023)

Issuer	BBVA Colombia	BBVA Colombia
Unique identifier (e.g. ISIN)	COB13CB00221	COB13CB00239
Public or private	Public	Public
Governing law(s) of the instrument	Colombian	Colombian
Contractual recognition of conversion by resolution institution	No	No
Regulatory treatment
Transitional CRR rules	Tier2	Tier2
Post-transitional CRR rules	Non eligible	Non eligible
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	33	28
Nominal amount of instrument	COP 165,000 Mill	COP 160,000 Mill
Issue price	100%	100%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	19/2/2013	26/11/2014
Perpetual or dated	Dated	Dated
Original maturity date	19/2/2028	26/11/2034
Issuer call subject to prior supervisory approval	No	No
Optional call date, contingent call dates, and redemption amount	N/A	N/A
Subsequent call dates, if applicable	N/A	N/A
Coupons / dividends
Fixed or floating dividend/coupon	Floating	Floating
Coupon rate and any related index	CPI + 3.89%	CPI + 4.50%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A	N/A
If convertible, fully or partially	N/A	N/A
If convertible, conversion rate	N/A	N/A
If convertible, mandatory or optional conversion	N/A	N/A
If convertible, specify instrument type convertible into	N/A	N/A
If convertible, specify issuer of instrument it converts into	N/A	N/A
Write-down features	No	No
If write-down, write-down trigger (s)	N/A	N/A
If write-down, full or partial	N/A	N/A
If write-down, permanent or temporary	N/A	N/A
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	N/A	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior debt securities other than parity securities rank immediately superior	Senior debt securities other than parity securities rank immediately superior
Non-compliant transitioned features	Yes	Yes
If yes, specify non-compliant features	No write down existence or conversion by authority	No write down existence or conversion by authority
Link to the terms and conditions of the instrument	Terms and conditions	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 331

Issuer	BBVA Colombia	BBVA Colombia
Unique identifier (e.g. ISIN)	COB13CB00247	USP1024TAN92 -- US05890JAA88
Public or private	Public	Public
Governing law(s) of the instrument	Colombian	New York State Law., except in the event of Preventive Measures, or Intervention by the "Superintendencia Financiera de Colombia" or dissolution or liquidation of BBVA Colombia under Colombian banking law
Contractual recognition of conversion by resolution institution	No	No
Regulatory treatment
Transitional CRR rules	Tier2	Tier2
Post-transitional CRR rules	Non eligible	Tier2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	22	92
Nominal amount of instrument	COP 90,000 Mill	USD 400 Mill
Issue price	100%	99.91%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	26/11/2014	21/4/2015
Perpetual or dated	Dated	Dated
Original maturity date	26/11/2029	21/4/2025
Issuer call subject to prior supervisory approval	No	Yes
Optional call date, contingent call dates, and redemption amount	N/A	04/21/2020; Tax call
Subsequent call dates, if applicable	N/A	Tax call can be exercised at any time after 04/21/2020
Coupons / dividends
Fixed or floating dividend/coupon	Floating	Fixed
Coupon rate and any related index	CPI + 4.38%	4.88%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A	N/A
If convertible, fully or partially	N/A	N/A
If convertible, conversion rate	N/A	N/A
If convertible, mandatory or optional conversion	N/A	N/A
If convertible, specify instrument type convertible into	N/A	N/A
If convertible, specify issuer of instrument it converts into	N/A	N/A
Write-down features	No	No
If write-down, write-down trigger (s)	N/A	N/A
If write-down, full or partial	N/A	N/A
If write-down, permanent or temporary	N/A	N/A
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	N/A	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior debt securities other than parity securities rank immediately superior	Senior debt securities other than parity securities rank immediately superior
Non-compliant transitioned features	Yes	Yes
If yes, specify non-compliant features	No write down existence or conversion by authority	No write down existence or conversion by authority
Link to the terms and conditions of the instrument	Terms and conditions	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 332

Issuer	BBVA Peru	BBVA Colombia
Unique identifier (e.g. ISIN)	US05537GAD79-USP16236AG98	COB13CB00197
Public or private	Public	Public
Governing law(s) of the instrument	New York	Colombian
Contractual recognition of conversion by resolution institution	Yes	No
Regulatory treatment
Transitional CRR rules	Tier 2	Tier2
Post-transitional CRR rules	Tier 2	Non eligible
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	96	20
Nominal amount of instrument	USD 300 Mill	COP 152,000 Mill
Issue price	99.317%	100%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	9/22/2014	9/19/2011
Perpetual or dated	Dated	Dated
Original maturity date	9/22/2029	9/19/2026
Issuer call subject to prior supervisory approval	Yes	No
Optional call date, contingent call dates, and redemption amount	Issuer call date: 09/22/2024, also subject to Regulatory call	N/A
Subsequent call dates, if applicable	N/A	N/A
Coupons / dividends
Fixed or floating dividend/coupon	Fixed reset	Floating
Coupon rate and any related index	5.25% 2.15%+UST5Y (9/22/2024)	CPI + 4.70%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A	N/A
If convertible, fully or partially	N/A	N/A
If convertible, conversion rate	N/A	N/A
If convertible, mandatory or optional conversion	N/A	N/A
If convertible, specify instrument type convertible into	N/A	N/A
If convertible, specify issuer of instrument it converts into	N/A	N/A
Write-down features	Yes	No
If write-down, write-down trigger (s)	SBS	N/A
If write-down, full or partial	Fully or partially	N/A
If write-down, permanent or temporary	Permanent	N/A
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	N/A	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior debt securities other than parity securities rank immediately superior	Senior debt securities other than parity securities rank immediately superior
Non-compliant transitioned features	No	Yes
If yes, specify non-compliant features	N/A	No write down existence or conversion by authority
Link to the terms and conditions of the instrument	Terms and conditions	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 333

Issuer	BBVA Uruguay SA
Unique identifier (e.g. ISIN)	N/A
Public or private	Private
Governing law(s) of the instrument	Uruguayan
Contractual recognition of conversion by resolution institution	Yes
Regulatory treatment
Transitional CRR rules	Tier 2
Post-transitional CRR rules	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	14
Nominal amount of instrument	USD 15 Mill
Issue price	100%
Redemption price	100%
Accounting classification	Liability – amortised cost
Original date of issuance	24/2/2021
Perpetual or dated	Dated
Original maturity date	24/2/2031
Issuer call subject to prior supervisory approval	Yes
Optional call date, contingent call dates, and redemption amount	At issuer's discretion after 5 years from the date of issue, minimum amount of 1 MM USD
Subsequent call dates, if applicable	At issuer's discretion after 5 years from the date of issue, minimum amount of 1 MM USD
Coupons / dividends
Fixed or floating dividend/coupon	Floating
Coupon rate and any related index	LIBOR 180d + 3,65%
Existence of a dividend stopper	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory
Existence of step up or other incentive to redeem	No
Noncumulative or cumulative	Cumulative
Convertible or non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A
If convertible, fully or partially	N/A
If convertible, conversion rate	N/A
If convertible, mandatory or optional conversion	N/A
If convertible, specify instrument type convertible into	N/A
If convertible, specify issuer of instrument it converts into	N/A
Write-down features	No
If write-down, write-down trigger (s)	N/A
If write-down, full or partial	Fully or partially
If write-down, permanent or temporary	Permanent
If temporary write-down, description of write-up mechanism	N/A
Type of subordination	N/A
Order of priority in normal insolvency proceedings	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior debt securities other than parity securities rank immediately superior
Non-compliant transitioned features	No
If yes, specify non-compliant features	N/A
Link to the terms and conditions of the instrument	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 334

III.5. Turkey issuances (Millon euros. 12-31-2023)

Issuer	Garanti BBVA	Garanti BBVA
Unique identifier (e.g. ISIN)	TRSGRAN23013	TRSGRANE2915
Public or private	Public	Public
Governing law(s) of the instrument	Turkish	Turkish
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	19	6
Nominal amount of instrument	TRY 750 Mill	TRY 252.8 Mill
Issue price	100%	100%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	2/14/2020	10/9/2019
Perpetual or dated	Dated	Dated
Original maturity date	2/14/2030	10/7/2029
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	At five years from the date of issue in full (also subject to both the Regulatory call and the Tax call, only in full amortisation).100%.	At five years from the date of issue in full (also subject to both the Regulatory call and the Tax call, only in full amortisation).100%.
Subsequent call dates, if applicable	No	No
Coupons / dividends
Fixed or floating dividend/coupon	Floating	Floating
Coupon rate and any related index	TLREF+250_bps	TLREF+130_bps
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A	N/A
If convertible, fully or partially	N/A	N/A
If convertible, conversion rate	N/A	N/A
If convertible, mandatory or optional conversion	N/A	N/A
If convertible, specify instrument type convertible into	N/A	N/A
If convertible, specify issuer of instrument it converts into	N/A	N/A
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	Cases that by a loss the issuer has become or is likely to become non-viable. Non-viability/Write -down of the notes . BRSA.	Cases that by a loss the issuer has become or is likely to become non-viable. Non-viability/Write -down of the notes . BRSA.
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	N/A	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Constitute Non-Preferred Debt and will rank (1) junior to the Senior Debt and Preferred Debt, (2) pari passu among themselves and with all the other Non-Preferred Debt, (3) senior only to all classes of equity capital	Constitute Non-Preferred Debt and will rank (1) junior to the Senior Debt and Preferred Debt, (2) pari passu among themselves and with all the other Non-Preferred Debt, (3) senior only to all classes of equity capital
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and conditions	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 335

Issuer	Garanti BBVA
Unique identifier (e.g. ISIN)	XS1617531063 (144A) US900148AE73 (Reg S)
Public or private	Public
Governing law(s) of the instrument	English law except regarding subordinatio that will follow Turkish law
Contractual recognition of conversion by resolution institution	Yes
Regulatory treatment
Transitional CRR rules	Tier 2
Post-transitional CRR rules	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	291
Nominal amount of instrument	USD 750 Mill
Issue price	100%
Redemption price	100%
Accounting classification	Liability – amortised cost
Original date of issuance	5/23/2017
Perpetual or dated	Dated
Original maturity date	5/24/2027
Issuer call subject to prior supervisory approval	Yes
Optional call date, contingent call dates, and redemption amount	05/24/2022 fully (also subject to Regulatory call and Tax call, only full amortisation)only in full amortisation: 100%
Subsequent call dates, if applicable	No
Coupons / dividends
Fixed or floating dividend/coupon	Fixed to fixed
Coupon rate and any related index	6.125% (swap5y$+ 4.22%)
Existence of a dividend stopper	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory
Existence of step up or other incentive to redeem	No
Noncumulative or cumulative	Cumulative
Convertible or non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A
If convertible, fully or partially	N/A
If convertible, conversion rate	N/A
If convertible, mandatory or optional conversion	N/A
If convertible, specify instrument type convertible into	N/A
If convertible, specify issuer of instrument it converts into	N/A
Write-down features	Yes
If write-down, write-down trigger (s)	Cases that by a loss the issuer has become or is likely to become non-viable. Non-viability/Write -down of the notes . BRSA.
If write-down, full or partial	Fully or partially
If write-down, permanent or temporary	Permanent
If temporary write-down, description of write-up mechanism	N/A
Type of subordination	N/A
Order of priority in normal insolvency proceedings	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Constitute Non-Preferred Debt and will rank (1) junior to the Senior Debt and Preferred Debt, (2) pari passu among themselves and with all the other Non-Preferred Debt, (3) senior only to all classes of equity capital
Non-compliant transitioned features	No
If yes, specify non-compliant features	N/A
Link to the terms and conditions of the instrument	Terms and conditions

BBVA. PILLAR 3 2023	ANNEXES	P. 336

IV. Geographical breakdown of relevant credit exposures for the calculation of the countercyclical capital buffer (Million Euros. 12-31-2023)

	General credit exposures (1)		Trading book exposure		Securitisation exposure	Total exposure value	Own funds requirements				Risk-weighted exposure amounts	Own funds requirements weights	Countercyclical capital buffer rate
	Exposure value for SA	Exposure value for IRB	Sum of long and short position of trading book	Trading book exposure value for internal models	Exposure value for SA		Of which: General credit exposures	Of which: Trading book exposures	Of which: Securitisation exposures	Total
Geographical breakdown
Germany	165	5,941	193	184	11	6,495	193	3	—	196	2,447	0.90%	0.75%
Australia	26	406	—	—	—	432	18	—	—	18	228	0.08%	1.00%
Bulgaria	26	1	—	—	—	27	2	—	—	2	28	0.01%	2.00%
Cyprus	—	1	—	—	—	1	—	—	—	—	—	—%	0.50%
Croatia	18	—	—	—	—	18	—	—	—	—	1	—%	1.00%
Denmark	—	147	4	5	—	156	5	—	—	6	69	0.03%	2.50%
Slovakia	—	149	—	—	—	149	23	—	—	23	289	0.11%	1.50%
Slovenia	—	—	—	—	—	—	—	—	—	—	2	—%	0.50%
Estonia	63	1	—	—	—	63	5	—	—	5	63	0.02%	1.50%
France	1,469	7,399	128	125	—	9,121	317	4	—	321	4,010	1.48%	0.50%
Hong-Kong	4	3,157	—	—	—	3,160	58	—	—	58	720	0.27%	1.00%
Ireland	11	1,382	5	5	299	1,702	42	—	5	47	591	0.22%	1.00%
Iceland	—	—	—	—	—	—	—	—	—	—	—	—	2.00%
Lithuania	—	1	—	—	—	1	—	—	—	—	—	—%	1.00%
Luxembourg	90	2,088	19	24	—	2,221	105	2	—	107	1,338	0.49	0.50%
Norway	13	51	17	21	—	101	2	—	—	2	26	0.01%	2.50%
Netherlands	617	5,030	85	86	—	5,818	221	3	—	224	2,796	1.03%	1.00%
United Kingdom	775	8,007	28	27	—	8,837	411	4	—	415	5,186	1.92%	2.00%
Czech Republic	4	59	—	—	—	64	3	—	—	3	35	0.01%	2.00%
Romania	2,258	11	—	—	—	2,269	121	—	—	121	1,509	0.56%	1.00%
Sweden	14	271	9	9	—	304	14	1	—	15	187	0.07%	2.00%
Uruguay	2,550	68	—	—	—	2,618	151	—	—	151	1,887	0.70%	0.25%
Total countries with countercyclical capital buffer	8,103	34,170	488	486	310	43,557	1,691	17	5	1,714	21,412	7.91%
Argentina	3,656	154	1	—	—	3,811	229	—	—	229	2,867	1.06%	—
Colombia	17,750	1,059	46	15	—	18,870	1,121	4	—	1,125	14,061	5.19%	—
Spain	21,287	147,553	49	43	4,061	172,993	6,938	3	35	6,977	87,208	32.21%	—
United States	6,544	28,444	97	95	—	35,179	1,369	3	—	1,372	17,154	6.33%	—
Mexico	46,712	46,999	345	338	—	94,394	5,665	46	—	5,711	71,392	26.37%	—
Peru	13,751	663	—	—	—	14,414	781	—	—	781	9,761	3.61%	—
Portugal	2,576	2,408	5	2	—	4,992	242	—	—	242	3,029	1.12%	—
Turkey	39,147	520	56	—	—	39,723	2,626	5	—	2,631	32,888	12.15%	—
Total countries with a 0% countercyclical buffer or without countercyclical capital buffer (with own funds requirements greater than 1%)	151,423	227,800	599	493	4,061	384,376	18,971	61	35	19,068	238,359	88.04%
Andorra	3	23	—	—	—	25	1	—	—	1	13	—%	—
Austria	46	420	4	4	—	473	20	—	—	20	248	0.09%	—
Belgium	49	897	7	7	—	960	37	—	—	37	461	0.17%	—
Bermudas	—	76	1	1	—	77	3	—	—	3	39	0.01%	—

BBVA. PILLAR 3 2023	ANNEXES	P. 337

	General credit exposures (1)		Trading book exposure		Securitisation exposure	Total exposure value	Own funds requirements				Risk-weighted exposure amounts	Own funds requirements weights	Countercyclical capital buffer rate
	Exposure value for SA	Exposure value for IRB	Sum of long and short position of trading book	Trading book exposure value for internal models	Exposure value for SA		Of which: General credit exposures	Of which: Trading book exposures	Of which: Securitisation exposures	Total
Brazil	8	455	83	—	—	546	24	7	—	30	378	0.14%	—
Canada	46	362	6	1	—	415	18	—	—	19	232	0.09%	—
Chile	2,292	1,213	49	49	—	3,603	203	1	—	205	2,557	0.95%	—
China	4	529	—	—	—	533	10	—	—	10	128	0.05%	—
South Korea	11	400	—	—	—	411	10	—	—	10	124	0.05%	—
Ecuador	1	39	—	—	—	40	5	—	—	5	60	0.02%	—
Egypt	24	5	—	—	—	29	3	—	—	3	33	0.01%	—
United Arab Emirates	49	213	—	—	—	262	13	—	—	13	165	0.06%	—
Finland	15	101	3	3	—	122	5	—	—	5	65	0.02%	—
Greece	6	30	—	—	—	36	1	—	—	1	18	—%	—
Hungary	41	159	—	—	—	200	11	—	—	11	140	0.05%	—
Indonesia	—	69	—	—	—	69	4	—	—	4	51	0.02%	—
Caiman Islands	1	633	3	1	—	637	40	—	—	40	496	0.18%	—
Malvinas Islands	—	27	—	—	—	27	1	—	—	1	15	—%	—
Israel	11	5	3	3	—	23	2	—	—	2	27	0.01%	—
Italy	45	4,884	11	14	—	4,955	198	1	—	198	2,480	0.91%	—
Japan	60	126	—	—	—	186	9	—	—	9	111	0.04%	—
Jersey	—	127	—	—	—	127	4	—	—	4	47	0.02%	—
Liberia	7	44	—	—	—	51	5	—	—	5	65	0.02%	—
Malaysia	—	51	—	—	—	51	1	—	—	1	17	—%	—
Malta	57	—	—	—	—	57	5	—	—	5	56	0.02%	—
Marshall (Islands)	73	—	—	—	—	73	6	—	—	6	73	0.03%	—
Mauricio	—	100	—	—	—	100	4	—	—	4	47	0.02%	—
Poland	2	80	—	—	—	81	4	—	—	4	48	0.02%	—
Qatar	—	103	—	—	—	104	5	—	—	5	67	0.02%	—
Singapore	84	799	—	—	—	883	26	—	—	26	329	0.12%	—
Switzerland	491	2,726	13	12	—	3,242	99	—	—	99	1,243	0.46%	—
Thailand	—	105	—	—	—	105	2	—	—	2	23	0.01%	—
Taiwan	—	1,689	—	—	—	1,690	32	—	—	32	405	0.15%	—
Venezuela	440	20	—	—	—	460	39	—	—	39	489	0.18%	—
British Virgin (Islands)	4	312	—	—	—	316	9	—	—	9	117	0.04%	—
Other countries (2)	105	140	2	—	—	249	11	1	—	11	120	0.07%	—
Total countries without countercyclical capital buffer (with own funds requirements less than 1%)	3,975	16,962	185	95	—	21,218	870	10	—	879	10,987	4.05%
Total	163,501	278,932	1,272	1,074	4,371	449,151	21,532	88	40	21,661	270,757	100%
(*) The established order is alphabetical according to the Spanish version.
(1) Credit exposure excludes exposures to Central Governments or Central Banks, Regional Governments or Local Authorities, Public sector entities, Multilateral Development Banks, International Organisations and Institutions in accordance with art. 140.4 of Directive 2013/36/EU.

(2) Other countries include those territories (85) where own funds requirements applicable to countercyclical buffer are less than €1 million.

BBVA. PILLAR 3 2023	ANNEXES	P. 338

V. EU LR2 - Leverage ratio common disclosure (Million Euros)

	12-31-2023	12-31-2023	6-30-2023	6-30-2022	12-31-2022	12-31-2021
	Phased-in	Fully loaded	Phased-in	Fully loaded	Phased-in	Fully loaded
On-balance sheet exposures (excluding derivatives and SFTs)
On-balance sheet items (excluding derivatives, SFTs, but including collateral)	628,803	628,803	619,459	619,459	596,650	596,650
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the applicable accounting framework	—	—			—	—
(Deductions of receivables assets for cash variation margin provided in deri- vatives transactions)	(347)	(347)	(523)	(523)	(529)	(529)
(Adjustment for securities received under securities financing transactions that are recognised as an asset)	—	—			—	—
(General credit risk adjustments to on-balance sheet items)	—	—	—	—	—	—
(Asset amounts deducted in determining Tier 1 capital)	(3,667)	(3,667)	(3,479)	(3,479)	(4,033)	(4,287)
Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 to 6)	624,788	624,788	615,458	615,458	592,088	591,834
Derivative exposures
Replacement cost associated with SA-CCR derivatives transactions (ie net of eligible cash variation margin)	6,436	6,436	7,480	7,480	6,337	6,337
Derogation for derivatives: replacement costs contribution under the simplified standardised approach	—	—			—	—
Add-on amounts for potential future exposure associated with SA-CCR derivatives transactions	17,608	17,608	19,131	19,131	15,405	15,405
Derogation for derivatives: Potential future exposure contribution under the simplified standardised approach	—	—			—	—
Exposure determined under Original Exposure Method	—	—			—	—
(Exempted CCP leg of client-cleared trade exposures) (SA-CCR)	—	—	—	—	—	—
(Exempted CCP leg of client-cleared trade exposures) (simplified standardised approach)	—	—	—	—	—	—
(Exempted CCP leg of client-cleared trade exposures) (original exposure method)	—	—			—	—
Adjusted effective notional amount of written credit derivatives	17,076	17,076	27,844	27,844	19,697	19,697
(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	(11,680)	(11,680)	(20,624)	(20,624)	(16,301)	(16,301)
Total derivatives exposures (sum of lines 8 to 12)	29,440	29,440	33,831	33,831	25,138	25,138
Securities financing transaction (SFT) exposures
Gross SFT assets (with no recognition of netting), after adjustment for sales accounting transactions	79,828	79,828	71,243	71,243	46,914	46,914
(Netted amounts of cash payables and cash receivables of gross SFT assets)	(20,474)	(20,474)	(14,045)	(14,045)	(6,570)	(6,570)
Counterparty credit risk exposure for SFT assets	14,502	14,502	19,516	19,516	13,215	13,215
Derogation for SFTs: Counterparty credit risk exposure in accordance with Articles 429e(5) and 222 of Regulation (EU) No 575/2013	—	—			—	—
Agent transaction exposures	—	—			—	—
(Exempted CCP leg of client-cleared SFT exposure)	—	—			—	—
Total securities financing transaction exposures (sum of lines 14 to EU-17a)	73,855	73,855	76,714	76,714	53,559	53,559
Other off-balance sheet exposures
Off-balance sheet exposures at gross notional amount	213,788	213,788	210,162	210,162	192,181	192,181
(Adjustments for conversion to credit equivalent amounts)	(143,424)	(143,424)	(143,514)	(143,514)	(124,331)	(124,331)
(General provisions associated with off-balance sheet exposures deducted in determining Tier 1 capital)	—	—	—	—	—	—
Off-balance sheet exposures (sum of lines 19 to 21)	70,364	70,364	66,648	66,648	67,849	67,849
Exempted exposures in accordance with Article 429a of the CRR (on and off balance sheet)
(Exposures excluded from the total exposure measure in accordance with Article 429a(1)(c) of the CRR)	—	—	—	—	—	—
(Exposures exempted in accordance with Article 429a(1)(j) of the CRR (on and off balance sheet))	—	—	—	—	—	—
(Excluded exposures of public development banks (or units) - Public sector investments)	—	—			—	—
(Excluded exposures of public development banks (or units) - Promotional loans)	—	—	—	—	—	—
(Excluded passing-through promotional loan exposures by non-public development banks (or units))	—	—	—	—	—	—
(Excluded guaranteed parts of exposures arising from export credits)	(560)	(560)	(605)	(605)	(644)	(644)
(Excluded excess collateral deposited at triparty agents)	—	—	—	—	—	—
(Excluded CSD related services of CSD/institutions in accordance with Article 429a(1)(o) of the CRR)	—	—	—	—	—	—
(Excluded CSD related services of designated institutions in accordance with Article 429a(1)(p) of the CRR)	—	—	—	—	—	—
(Reduction of the exposure value of pre-financing or intermediate loans)	—	—	—	—	—	—
(Total exempted exposures)	(560)	(560)	(605)	(605)	(644)	(644)

BBVA. PILLAR 3 2023	ANNEXES	P. 339

	12-31-2023	12-31-2023	6-30-2023	6-30-2022	12-31-2022	12-31-2021
	Phased-in	Fully loaded	Phased-in	Fully loaded	Phased-in	Fully loaded
Capital and total exposure measure
Tier 1 capital	52,150	52,150	51,316	51,316	47,931	47,677
Leverage ratio total exposure measure	797,888	797,888	792,045	792,045	737,990	737,736
Leverage ratio
Leverage ratio	6.54%	6.54%	6.48%	6.48%	6.49%	6.46%
Leverage ratio (excluding the impact of the exemption of public sector investments and promotional loans) (%)	6.54%	6.54%	6.48%	6.48%	6.49%	6.46%
Leverage ratio (excluding the impact of any applicable temporary waiver of central bank reserves) (%)	6.54%	6.54%	6.48%	6.48%	6.49%	6.46%
Regulatory minimum leverage ratio requirement (%)	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Additional own funds requirements to address the risk of excessive leverage (%)	—	—	—	—	—	—
Of which: comprised of common equity tier 1 capital	—	—	—	—	—	—
Leverage ratio cushion requirement (%)	—	—	—	—	—	—
Overall leverage ratio requirement (%)	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Choice on transitional arrangements and relevant exposures
Choice on transitional arrangements for the definition of the capital measure	Transitional	Fully phased-in	Transitional	Fully phased-in	Transitional	Fully phased-in
Disclosure of mean values
Mean value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivable	59,468	59,468	58,545	58,545	42,298	42,298
Quarter-end value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables	59,353	59,353	57,198	57,198	40,344	40,344
Total exposures (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	798,002	798,002	793,392	793,392	739,944	739,690
Total exposures (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	798,002	798,002	793,392	793,392	739,944	739,690
Leverage ratio (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	6.54%	6.54%	6.47%	6.47%	6.48%	6.45%
Leverage ratio (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	6.54%	6.54%	6.47%	6.47%	6.48%	6.45%

BBVA. PILLAR 3 2023	ANNEXES	P. 340

VI. ESG3: Banking book - Climate change transition risk: Alignment metrics (12-31-2023)

Sector	NACE Sectors	Portfolio gross carrying amount (Million euros)	Description	Alignment metric	Distance to IEA NZE2050 in the year 2030
Power	D.35.11	7,897	Average kilograms of CO2 per MWh	161	24%
Power	D.35.12	28	Average kilograms of CO2 per MWh	—	—
Power	D.35.13	229	Average kilograms of CO2 per MWh	235	81%
Power	D.35.14	58	Average kilograms of CO2 per MWh	207	60%
Power	Other	20	Average kilograms of CO2 per MWh	293	126%
Automotive	C.29.10	786	Average grams of CO2 per passenger-km	173	73%
Aviation	H.51.10	33	Average grams of CO2 per passenger-km	107	50%
Aviation	Other	34	Average grams of CO2 per passenger-km	100	40%
Cement, clinker and lime production	C.23.51	679	Average kilograms of CO2 per ton of production	714	47%
Cement, clinker and lime production	C.23.52	299	Average kilograms of CO2 per ton of production	710	46%
Cement, clinker and lime production	C.23.61	0	Average kilograms of CO2 per ton of production	748	54%
Iron and steel, coke, and metal ore production	C.24.10	1,886	Average kilograms of CO2 per ton of production	1243	37%
Iron and steel, coke, and metal ore production	C.24.52	408	Average kilograms of CO2 per ton of production	1052	16%
Iron and steel, coke, and metal ore production	Other	91	Average kilograms of CO2 per ton of production	874	(3)%
* Accounting portfolios: "At amortized cost", "Fair Value Through Other Comprehensive Income (FVOCI)", "Fair Value Through P&L" and "Non-tradable at Fair Value Through Profit or Loss". Instruments: loans and advances, fixed income and equities. Sectors: non-financial corporations. Special features: main activity code information (NACE) used for internal management and reporting. The figures may vary slightly from the calculations made on the PACTA portfolio alignment, because this methodology takes into account the committed available, while the figures shown in the table above correspond to transactions with gross book balance. The information includes the most significant BBVA Group entities, which include 96.5% of total assets. These data represent the best information available to date.

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Annex VII. ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk (Spain. Million euros. 12-31-2023)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
A - Agriculture, forestry and fishing	1,425	988	230	5	37	3	405	367	488	232	62	-31	-6	-22
B - Mining and quarrying	217	32	2	—	3	2	1	15	21	4	2	-1	—	-1
C - Manufacturing	12,509	1,827	294	14	206	4	2,143	30	168	289	48	-31	-7	-20
D - Electricity, gas, steam and air conditioning supply	3,042	7	9	—	2	5	10	4	4	2	—	—	—	—
E - Water supply; sewerage, waste management and remediation activities	535	1	—	—	—	5	1	—	—	—	1	—	—	—
F - Construction	5,170	83	66	47	5	8	73	112	16	42	19	-11	-1	-9
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	11,144	11	23	32	—	9	33	33	—	14	9	-4	-1	-3
H - Transportation and storage	4,194	1	9	2	—	9	4	8	—	3	—	—	—	—
L - Real estate activities	4,348	51	33	59	2	8	62	83	—	24	8	-4	—	-3
Loans collateralised by residential immovable property	69,592	115	439	1,845	2,640	20	2,260	2,779	—	665	269	-97	-16	-78
Loans collateralised by commercial immovable property	10,460	189	160	243	19	9	270	341	—	143	57	-33	-7	-24
Repossessed colalterals	544	—	—	—	52	20	16	36	—	—	—	—	—	—
I - Accommodation and food service activities	3,858	93	15	20	1	4	89	40	—	12	7	-3	-1	-2
J - Information and communication	2,806	—	—	—	—	—	—	—	—	—	—	—	—	—
K - Financial and insurance activities	4,400	—	—	—	1	8	—	1	—	—	—	—	—	—
Other relevant sectors	6,736	60	11	24	3	6	66	32	—	4	16	-8	—	-7
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete.

BBVA. PILLAR 3 2023	ANNEXES	P. 342

ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk (Others EU. Million euros. 12-31-2022)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
A - Agriculture, forestry and fishing	115	95	18	—	2	2	—	1	114	18	—	-1	—	—
B - Mining and quarrying	13	—	—	—	—	—	—	—	—	—	—	—	—	—
C - Manufacturing	4,517	866	85	19	29	2	289	498	212	15	—	-1	—	—
D - Electricity, gas, steam and air conditioning supply	2,200	689	120	—	228	7	—	1,037	—	148	—	-26	-26	—
E - Water supply; sewerage, waste management and remediation activities	85	6	2	—	—	4	—	8	—	—	—	—	—	—
F - Construction	727	29	43	—	15	7	—	87	—	—	—	—	—	—
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	2,004	—	—	—	—	—	—	—	—	—	—	—	—	—
H - Transportation and storage	893	—	—	—	—	—	—	—	—	—	—	—	—	—
L - Real estate activities	514	83	—	72	1	8	41	115	—	41	—	—	—	—
Loans collateralised by residential immovable property	1,280	—	—	—	—	—	—	—	—	—	—	—	—	—
Loans collateralised by commercial immovable property	817	2	—	—	—	—	—	2	—	—	—	—	—	—
Repossessed colalterals	—	—	—	—	—	—	—	—	—	—	—	—	—	—
I - Accommodation and food service activities	295	155	135	—	3	4	159	134	—	6	—	-1	—	—
J - Information and communication	1,357	—	—	—	—	—	—	—	—	—	—	—	—	—
K - Financial and insurance activities	1,492	—	—	—	—	—	—	—	—	—	—	—	—	—
Other relevant sectors	1,450	8	18	—	—	6	—	26	—	—	—	—	—	—
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete.

BBVA. PILLAR 3 2023	ANNEXES	P. 343

ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk (Mexico. Million euros. 12-31-2023)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
A - Agriculture, forestry and fishing	1,110	668	72	—	2	2	84	113	545	50	12	-8	—	-7
B - Mining and quarrying	1,206	243	—	—	17	3	105	145	10	8	3	-3	—	-2
C - Manufacturing	10,142	2,845	182	—	38	2	2,392	363	310	124	51	-36	-3	-30
D - Electricity, gas, steam and air conditioning supply	2,971	2,233	328	217	3	3	914	1,529	338	1	—	-2	—	—
E - Water supply; sewerage, waste management and remediation activities	8	4	3	—	1	4	1	6	1	6	—	—	—	—
F - Construction	387	340	44	—	3	2	111	133	143	9	19	-7	—	-7
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	6,960	190	52	—	—	3	17	156	69	20	22	-19	-1	-18
H - Transportation and storage	1,382	43	17	—	1	4	6	52	3	22	—	-3	-3	—
L - Real estate activities	6,287	512	288	48	1	5	194	531	124	36	4	-7	-1	-1
Loans collateralised by residential immovable property	18,038	136	555	3,390	13	15	746	2,032	1,316	374	236	-60	-6	-50
Loans collateralised by commercial immovable property	9,011	1,933	852	122	—	4	737	1,544	626	165	53	-42	-5	-31
Repossessed colalterals	156	—	—	—	39	20	8	21	10	—	—	—	—	—
I - Accommodation and food service activities	2,454	797	740	181	8	6	612	795	319	27	17	-16	-1	-12
J - Information and communication	1,708	—	—	—	—	—	—	—	—	—	—	—	—	—
K - Financial and insurance activities	32	—	—	—	—	—	—	—	—	—	—	—	—	—
Other relevant sectors	3,627	50	36	—	4	4	6	73	11	3	2	-2	—	-2
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete.

BBVA. PILLAR 3 2023	ANNEXES	P. 344

ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk (South America. Million euros. 12-31-2023)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
A - Agriculture, forestry and fishing	1,377	514	63	—	16	2	365	135	93	120	5	-16	-10	-3
B - Mining and quarrying	1,389	553	3	—	19	3	—	198	377	3	—	-1	—	—
C - Manufacturing	5,245	833	4	—	37	3	162	626	86	13	9	-4	-1	-2
D - Electricity, gas, steam and air conditioning supply	1,696	523	141	—	46	4	—	150	560	—	—	—	—	—
E - Water supply; sewerage, waste management and remediation activities	65	7	—	—	—	3	1	—	6	—	—	—	—	—
F - Construction	621	27	1	—	—	3	2	4	22	—	1	-1	—	-1
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	4,961	42	5	—	—	3	41	—	6	1	2	-1	—	-1
H - Transportation and storage	1,916	6	—	—	—	3	6	—	—	—	1	-1	—	-1
L - Real estate activities	551	—	—	—	—	—	—	—	—	—	—	—	—	—
Loans collateralised by residential immovable property	6,363	10	29	147	11	14	5	13	179	29	20	-12	-1	-11
Loans collateralised by commercial immovable property	4,646	86	17	4	1	4	87	2	19	10	16	-7	-1	-6
Repossessed colalterals	104	—	—	—	—	—	—	—	—	—	—	—	—	—
I - Accommodation and food service activities	392	6	1	—	—	3	7	—	—	1	1	-1	—	-1
J - Information and communication	561	1	—	—	—	5	—	—	1	—	—	—	—	—
K - Financial and insurance activities	643	—	—	—	—	—	—	—	—	—	—	—	—	—
Other relevant sectors	3,137	3	2	—	1	5	2	1	3	1	—	—	—	—
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete.

BBVA. PILLAR 3 2023	ANNEXES	P. 345

ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk (Turkey. Million euros. 12-31-2023)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
A - Agriculture, forestry and fishing	358	152	112	—	1	0	120	112	33	115	2	-29	-27	-1
B - Mining and quarrying	606	368	—	—	—	0	246	105	17	14	1	-5	-3	—
C - Manufacturing	6,142	960	15	—	—	—	837	107	31	92	17	-31	-8	-14
D - Electricity, gas, steam and air conditioning supply	2,364	413	69	—	—	—	371	102	9	21	25	-18	-3	-14
E - Water supply; sewerage, waste management and remediation activities	41	1	—	—	—	—	—	1	—	—	—	—	—	—
F - Construction	1,401	69	1	—	—	—	—	59	11	7	1	-1	—	-1
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	3,773	96	—	—	1	—	2	83	12	3	7	-5	—	-5
H - Transportation and storage	1,903	11	—	—	—	—	—	10	1	—	—	—	—	—
L - Real estate activities	593	11	4	—	1	—	—	15	1	1	—	—	—	—
Loans collateralised by residential immovable property	911	142	—	—	—	—	11	99	32	7	3	-3	—	-2
Loans collateralised by commercial immovable property	2,059	352	14	—	—	—	66	175	125	29	46	-27	-2	-23
Repossessed colalterals	124	—	—	—	—	—	—	—	—	—	—	—	—	—
I - Accommodation and food service activities	823	197	7	—	—	—	37	68	99	5	43	-20	—	-19
J - Information and communication	194	2	—	—	—	—	—	2	—	—	—	—	—	—
K - Financial and insurance activities	250	—	—	—	—	—	—	—	—	—	—	—	—	—
Other relevant sectors	1,789	32	—	—	—	—	7	15	10	4	1	-1	—	-1
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete.

BBVA. PILLAR 3 2023	ANNEXES	P. 346

ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk (Others. Million euros. 12-31-2023)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
A - Agriculture, forestry and fishing	185	138	47	—	—	2	7	146	32	12	—	—	—	—
B - Mining and quarrying	1,549	830	331	209	1	4	—	1,367	4	—	—	—	—	—
C - Manufacturing	9,457	1,895	264	260	—	3	142	692	1,585	—	—	—	—	—
D - Electricity, gas, steam and air conditioning supply	4,180	3,124	664	37	2	2	219	3,563	45	91	—	-1	—	—
E - Water supply; sewerage, waste management and remediation activities	218	5	—	—	—	1	—	5	—	—	—	—	—	—
F - Construction	492	197	5	—	—	4	—	202	—	—	—	—	—	—
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	3,732	—	—	—	—	—	—	—	—	—	—	—	—	—
H - Transportation and storage	305	—	—	—	—	—	—	—	—	—	—	—	—	—
L - Real estate activities	401	227	83	—	—	2	77	163	70	—	—	—	—	—
Loans collateralised by residential immovable property	42	—	—	—	—	—	—	—	—	—	—	—	—	—
Loans collateralised by commercial immovable property	42	—	—	—	—	—	—	—	—	—	—	—	—	—
Repossessed colalterals	6	—	—	—	—	—	—	—	—	—	—	—	—	—
I - Accommodation and food service activities	145	144	—	—	—	2	66	29	49	—	—	—	—	—
J - Information and communication	2,796	—	—	—	—	—	—	—	—	—	—	—	—	—
K - Financial and insurance activities	1,212	—	—	—	—	—	—	—	—	—	—	—	—	—
Other relevant sectors	1,054	20	16	9	—	7	29	16	—	35	—	-2	—	—
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete.

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VIII.a Regulatory compliance (12-31-2023)
The following table provides the correspondence between disclosure requirements as per Part Eight of CRR and the sections of Pillar 3 report where the information can be found:

CRR Article	Description	Pillar 3 Section
General principles of disclosure
Art.431 - Disclosure requirements and policies	Scope of application of disclosure and publication requirements for data that convey a complete picture of the institution's risk profile.	2023 Prudential Relevance Report - Pillar 3. (Section 1.3)
Art.432 - Non-material, proprietary or confidential information	Omission of disclosures considered non-significant or confidential and the reasons, if applicable, for their classification as such.	BBVA Group has not made use of the exemption for disclosures considered proprietary or confidential.
Art.433 - Frequency and scope of disclosures	Publication of the information with the frequency set by article 433a. Disclosures shall be published coinciding with the publication of the financial statements or as soon as possible thereafter.	The BBVA Group publishes more frequently than once a year, as defined in article 433a on disclosures by large entities.
Art.434 - Uniform disclosure formats	Obligation to disclose information in electronic format and in a single medium or location.	The BBVA Group publishes the 2023 Prudential Relevance Report in a single document.
Technical criteria on transparency and disclosure of information.

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CRR Article	Description	Pillar 3 Section
Art.435.- Disclosure of risk management objectives and policies	1. Institutions shall disclose their risk management objectives and policies for each separate category of risk, including the risks referred to in this Title. Those disclosures shall include:

	(a) the strategies and processes to manage those categories of risks;	Section 4.1 Section 4.2 Section 4.3 Section 4.4 Section 4.5 Section 4.6
	b) the structure and organisation of the relevant risk management function including information on the basis of its authority, its powers and accountability in accordance with the institution's incorporation and governing documents;	Section 4.1 Section 4.2.1 Section 4.3.4.3 Section 4.4 Section 4.5.2 Section 4.6.3
	(c) the scope and nature of risk reporting and measurement systems;	Section 4.1.3 Section 4.2.1 Section 4.3.1 Section 4.4.1, 4.4.2 and 4.4.3 Section 4.5.1 Section 4.6.1
	(d) the policies for hedging and mitigating risk, and the strategies and processes for monitoring the continuing effectiveness of hedges and mitigants;	Section 4.2.8
	(e) a declaration approved by the management body on the adequacy of the risk management arrangements of the relevant institution providing assurance that the risk management systems put in place are adequate with regard to the institution's profile and strategy	Section 4.1.1
(f) a concise risk statement approved by the management body succinctly describing the relevant institution's overall risk profile associated with the business strategy; that statement shall include:
(i) key ratios and figures providing external stakeholders a comprehensive view of the institution's management of risk, including how the risk profile of the institution interacts with the risk tolerance set by the management body;
	(ii) information on intragroup transactions and transactions with related parties that may have a material impact of the risk profile of the consolidated group.	Section 4.1
	2. Institutions shall disclose the following information regarding governance arrangements: (a) the number of directorships held by members of the management body;	Section 7
	(b) the recruitment policy for the selection of members of the management body and their actual knowledge, skills and expertise;	Section 7
	(c) the policy on diversity with regard to selection of members of the management body, its objectives and any relevant targets set out in that policy, and the extent to which those objectives and targets have been achieved	Section 7
	(d) whether or not the institution has set up a separate risk committee and the number of times the risk committee has met	Section 4.1.1
	e) the description of the information flow on risk to the management body	Section 4.1.1

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CRR Article	Description	Pillar 3 Section
Art.436 - Disclosure of the scope of application	(a) the name of the institution to which this Regulation applies	Section 2.1.1
	(b) a reconciliation between the consolidated financial statements prepared in accordance with the applicable accounting framework and the consolidated financial statements prepared in accordance with the requirements on regulatory consolidation pursuant to Sections 2 and 3 of Title II of Part One; that reconciliation shall outline the differences between the accounting and regulatory scopes of consolidation and the legal entities included within the regulatory scope of consolidation where it differs from the accounting scope of consolidation; the outline of the legal entities included within the regulatory scope of consolidation shall describe the method of regulatory consolidation where it is different from the accounting consolidation method, whether those entities are fully or proportionally consolidated and whether the holdings in those legal entities are deducted from own funds	Section 2.1.2
	c) a breakdown of assets and liabilities of the consolidated financial statements prepared in accordance with the requirements on regulatory consolidation pursuant to Sections 2 and 3 of Title II of Part One, broken down by type of risks as referred to under this Part.	Section 2.1.4
	(d) a reconciliation identifying the main sources of differences between the carrying value amounts in the financial statements under the regulatory scope of consolidation as defined in Sections 2 and 3 of Title II of Part One, and the exposure amount used for regulatory purposes; that reconciliation shall be supplemented by qualitative information on those main sources of differences;	Section 2.1.4
(e) for exposures from the trading book and the non-trading book that are adjusted in accordance with Article 34 and Article 105, a breakdown of the amounts of the constituent elements of an institution's prudent valuation adjustment, by type of risks, and the total of constituent elements separately for the trading
	book and non-trading book positions	Section 4.3.4.2
	(f) any current or expected material practical or legal impediment to the prompt transfer of own funds or to the repayment of liabilities between the parent undertaking and its subsidiaries	N/A
	(g) the aggregate amount by which the actual own funds are less than required in all subsidiaries that are not included in the consolidation, and the name or names of those subsidiaries;	N/A
	(h) where applicable, the circumstances under which use is made of the derogation referred to in Article 7 or the individual consolidation method laid down in Article 9.	N/A
Art.437 - Disclosure of own funds	(a) a full reconciliation of Common Equity Tier 1 items, Additional Tier 1 items, Tier 2 items and the filters and deductions applied to own funds of the institution pursuant to Articles 32 to 36, 56, 66 and 79 with the balance sheet in the audited financial statements of the institution;	Section 3.2
	(b) a description of the main features of the Common Equity Tier 1 and Additional Tier 1 instruments and Tier 2 instruments issued by the institution	Section 3.2 Annex III
	(c) the full terms and conditions of all Common Equity Tier 1, Additional Tier 1 and Tier 2 instruments	Section 3.2 Annex III
(d) a separate disclosure of the nature and amounts of the following:
      (i) each prudential filter applied pursuant to Articles 32 to 35;
      (ii) items deducted pursuant to Articles 36, 56 and 66;
	(iii) items not deducted pursuant to Articles 47, 48, 56, 66 and 79	Section 3.2 Annex II
	(e) a description of all restrictions applied to the calculation of own funds in accordance with this Regulation and the instruments, prudential filters and deductions to which those restrictions apply	Section 3.2
	(f) a comprehensive explanation of the basis on which capital ratios are calculated where those capital ratios are calculated by using elements of own funds determined on a basis other than the basis laid down in this Regulation.	N/A
Art.437a - Disclosure of own funds and eligible liabilities	a) the composition of their own funds and eligible liabilities, their maturity and their main features;	N/A
	(b) the ranking of eligible liabilities in the creditor hierarchy;	N/A
	(c) the total amount of each issuance of eligible liabilities instruments referred to in Article 72b and the amount of those issuances that is included in eligible liabilities items within the limits specified in Article 72b(3) and (4);	N/A
	(d) the total amount of excluded liabilities referred to in Article 72a(2).	N/A

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CRR Article	Description	Pillar 3 Section
Art.438 - Disclosure of own funds requirements and risk-weighted exposure amounts	(a) a summary of their approach to assessing the adequacy of their internal capital to support current and future activities;	Section 3.5
	(b) the amount of the additional own funds requirements based on the supervisory review process as referred to in point (a) of Article 104(1) of Directive 2013/36/EU and its composition in terms of Common Equity Tier 1, additional Tier 1 and Tier 2 instruments	Section 3.1
	(c) upon demand from the relevant competent authority, the result of the institution's internal capital adequacy assessment process	Section 3.5
	(d) the total risk-weighted exposure amount and the corresponding total own funds requirement determined in accordance with Article 92, to be broken down by the different risk categories set out in Part Three and, where applicable, an explanation of the effect on the calculation of own funds and risk-weighted exposure amounts that results from applying capital floors and not deducting items from own funds	Section 3.3.2
	(e) the on- and off-balance-sheet exposures, the risk-weighted exposure amounts and associated expected losses for each category of specialised lending referred to in Table 1 of Article 153(5) and the on- and off-balancesheet exposures and risk-weighted exposure amounts for the categories of equity exposures set out in Article 155(2)	Section 4.2.5.4
	(f) the exposure value and the risk-weighted exposure amount of own funds instruments held in any insurance undertaking, reinsurance undertaking or insurance holding company that the institutions do not deduct from their own funds in accordance with Article 49 when calculating their capital requirements on an individual, sub-consolidated and consolidated basis	N/A
	(g) the supplementary own funds requirement and the capital adequacy ratio of the financial conglomerate calculated in accordance with Article 6 of Directive 2002/87/EC and Annex I to that Directive where method 1 or 2 set out in that Annex is applied	N/A
	(h) the variations in the risk-weighted exposure amounts of the current disclosure period compared to the immediately preceding disclosure period that result from the use of internal models, including an outline of the key drivers explaining those variations.	Section 4.2.5.2 Section 4.3.4.2.2

BBVA. PILLAR 3 2023	ANNEXES	P. 351

CRR Article	Description	Pillar 3 Section
Art.439 - Disclosure of exposures to counterparty credit risk	(a) a description of the methodology used to assign internal capital and credit limits for counterparty credit exposures, including the methods to assign those limits to exposures to central counterparties;	Section 4.2.6.1.1
	(b) a description of policies related to guarantees and other credit risk mitigants, such as the policies for securing collateral and establishing credit reserves.	Section 4.2.6.1.2
	c) a description of policies with respect to General Wrong-Way risk and Specific Wrong-Way risk as defined in Article 291	Section 4.2.6.1.3
	(d) the amount of collateral the institution would have to provide if its credit rating was downgraded	Section 4.2.6.1.4
	(e) the amount of segregated and unsegregated collateral received and posted per type of collateral, further broken down between collateral used for derivatives and securities financing transactions.	Section 4.2.6.2.3
	(f) for derivative transactions, the exposure values before and after the effect of the credit risk mitigation as determined under the methods set out in Sections 3 to 6 of Chapter 6 of Title II of Part Three, whichever method is applicable, and the associated risk exposure amounts broken down by applicable method.	Section 4.2.6.2
	(g) for securities financing transactions, the exposure values before and after the effect of the credit risk mitigation as determined under the methods set out in Chapters 4 and 6 of Title II of Part Three, whichever method is used, and the associated risk exposure amounts broken down by applicable method.	Section 4.2.6.2
	(h) the exposure values after credit risk mitigation effects and the associated risk exposures for credit valuation adjustment capital charge, separately for each method as set out in Title VI of Part Three;	Section 4.2.6.3
	(i) the exposure value to central counterparties and the associated risk exposures within the scope of Section 9 of Chapter 6 of Title II of Part Three, separately for qualifying and non-qualifying central counterparties, and broken down by types of exposures;	Section 4.2.6.4
	(j) the notional amounts and fair value of credit derivative transactions; credit derivative transactions shall be broken down by product type; within each product type, credit derivative transactions shall be broken down further by credit protection bought and credit protection sold;	Section 4.2.6.2.4
	(k) the estimate of alpha where the institution has received the permission of the competent authorities to use its own estimate of alpha in accordance with Article 284(9);	Section 4.2.6.2
	(l) separately, the disclosures included in point (e) of Article 444 and point (g) of Article 452;	Section 4.2.6.2 Section 4.2.6.2.2
	(m) for institutions using the methods set out in Sections 4 to 5 of Chapter 6 of Title II Part Three, the size of their on- and off-balance-sheet derivative business as calculated in accordance with Article 273a(1) or (2), as applicable.	N/A
	Where the central bank of a Member State provides liquidity assistance in the form of collateral swap transactions, the competent authority may exempt institutions from the requirements in points (d) and (e) of the first subparagraph where that competent authority considers that the disclosure of the information referred to therein could reveal that emergency liquidity assistance has been provided. For those purposes, the competent authority shall set out appropriate thresholds and objective criteria.	N/A
Art.440 - Disclosure of countercyclical capital buffers	(a) the geographical distribution of the exposure amounts and risk-weighted exposure amounts of its credit exposures used as a basis for the calculation of their countercyclical capital buffer;	Section 3.1 and Annex IV
	(b) the amount of their institution-specific countercyclical capital buffer.	Section 3.1
Art.441 - Disclosure of indicators of global systemic importance	G-SIIs shall disclose, on an annual basis, the values of the indicators used for determining their score in accordance with the identification methodology referred to in Article 131 of Directive 2013/36/EU.	N/A

BBVA. PILLAR 3 2023	ANNEXES	P. 352

CRR Article	Description	Pillar 3 Section
Art.442 - Institutions shall disclose the following information regarding the institution's exposure to credit risk and dilution risk	(a) the scope and definitions that they use for accounting purposes of ‘past due’ and ‘impaired’ and the differences, if any, between the definitions of ‘past due’ and ‘default’ for accounting and regulatory purposes.	Section 4.2.2
	(b) a description of the approaches and methods adopted for determining specific and general credit risk adjustments.	Section 4.2.2
	(c) information on the amount and quality of performing, non-performing and forborne exposures for loans, debt securities and off-balance-sheet exposures, including their related accumulated impairment, provisions and negative fair value changes due to credit risk and amounts of collateral and financial guarantees received.	Section 4.2.3.2
	(d) an ageing analysis of accounting past due exposures.	Section 4.2.3.2
	(e) the gross carrying amounts of both defaulted and non-defaulted exposures, the accumulated specific and general credit risk adjustments, the accumulated write-offs taken against those exposures and the net carrying amounts and their distribution by geographical area and industry type and for loans, debt securities and offbalance-sheet exposures	Section 4.2.3.2
	(f) any changes in the gross amount of defaulted on- and off-balance-sheet exposures, including, as a minimum, information on the opening and closing balances of those exposures, the gross amount of any of those exposures reverted to non-defaulted status or subject to a write-off.	Section 4.2.3.2
	(g) the breakdown of loans and debt securities by residual maturity.	Section 4.2.3.2
Art.443 - Disclosure of encumbered and unencumbered assets.	Institutions shall disclose information concerning their encumbered and unencumbered assets. For those purposes, institutions shall use the carrying amount per exposure class broken down by asset quality and the total amount of the carrying amount that is encumbered and unencumbered. Disclosure of information on encumbered and unencumbered assets shall not reveal emergency liquidity assistance provided by central banks.	Section 4.5.7
Art.444 - Disclosure of the use of the Standardised Approach	a) the names of the nominated ECAIs and ECAs and the reasons for any changes in those nominations over the disclosure period;	Section 4.2.4.1
	(b) the exposure classes for which each ECAI or ECA is used;	Section 4.2.4.2
	(c) a description of the process used to transfer the issuer and issue credit ratings onto items not included in the trading book;	Section 4.2.4.1
	(d) the association of the external rating of each nominated ECAI or ECA with the risk weights that correspond to the credit quality steps as set out in Chapter 2 of Title II of Part Three, taking into account that it is not necessary to disclose that information where the institutions comply with the standard association published by EBA;	Section 4.2.4.1
	(e) the exposure values and the exposure values after credit risk mitigation associated with each credit quality step as set out in Chapter 2 of Title II of Part Three, by exposure class, as well as the exposure values deducted from own funds.	Section 4.2.4.3 Section 4.2.6.2.1
Art.445 - Disclosure of exposure to market risk	Institutions calculating their own funds requirements in accordance with points (b) and (c) of Article 92(3) shall disclose those requirements separately for each risk referred to in those points. In addition, own funds requirements for the specific interest rate risk of securitisation positions shall be disclosed separately.	Section 4.3.3
Art.446 - Disclosure of operational risk management	(a) the approaches for the assessment of own funds requirements for operation risk that the institution qualifies for.	Section 4.6.4
	(b) where the institution makes use of it, a description of the methodology set out in Article 312(2), which shall include a discussion of the relevant internal and external factors being considered in the institution's advanced measurement approach;	N/A
	(c) in the case of partial use, the scope and coverage of the different methodologies used.	N/A

BBVA. PILLAR 3 2023	ANNEXES	P. 353

CRR Article	Description	Pillar 3 Section
Art.447 - Disclosure of key metrics	(a) the composition of their own funds and their own funds requirements as calculated in accordance with Article 92.	Executive summary Section 3.1
	(b) the total risk exposure amount as calculated in accordance with Article 92(3);	Executive summary
	(c) where applicable, the amount and composition of additional own funds which the institutions are required to hold in accordance with point (a) of Article 104(1) of Directive 2013/36/EU.	Executive summary Section 3.1
	(d) their combined buffer requirement which the institutions are required to hold in accordance with Chapter 4 of Title VII of Directive 2013/36/EU.	Executive summary
	(e) their leverage ratio and the total exposure measure as calculated in accordance with Article 429.	Executive summary Section 5.1
(f) the following information in relation to their liquidity coverage ratio as calculated in accordance with the delegated act referred to in Article 460(1):
     (i) the average or averages, as applicable, of their liquidity coverage ratio based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period;
     (ii) the average or averages, as applicable, of total liquid assets, after applying the relevant haircuts, included in the liquidity buffer pursuant to the delegated act referred to in Article 460(1), based on end-of-themonth observations over the preceding 12 months for each quarter of the relevant disclosure period;
	(iii) the averages of their liquidity outflows, inflows and net liquidity outflows as calculated pursuant to the delegated act referred to in Article 460(1), based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period;	Executive summary Section 4.5.5
(g) the following information in relation to their net stable funding requirement as calculated in accordance with Title IV of Part Six:
   (i) the net stable funding ratio at the end of each quarter of the relevant disclosure period;
   (ii) the available stable funding at the end of each quarter of the relevant disclosure period;
	(iii) the required stable funding at the end of each quarter of the relevant disclosure period;	Executive summary Section 4.5.6
	(h) their own funds and eligible liabilities ratios and their components, numerator and denominator, as calculated in accordance with Articles 92a and 92b and broken down at the level of each resolution group, where applicable.	N/A
Art.448 - Disclosure of exposures to interest rate risk on positions not held in the trading book	(a) the changes in the economic value of equity calculated under the six supervisory shock scenarios referred to in Article 98(5) of Directive 2013/36/EU for the current and previous disclosure periods.	Section 4.4.1
	(b) the changes in the net interest income calculated under the two supervisory shock scenarios referred to in Article 98(5) of Directive 2013/36/EU for the current and previous disclosure periods.	Section 4.4.1
	(c) a description of key modelling and parametric assumptions, other than those referred to in points (b) and © of Article 98(5a) of Directive 2013/36/EU used to calculate changes in the economic value of equity and in the net interest income required under points (a) and (b) of this paragraph.	Section 4.4.1
	(d) an explanation of the significance of the risk measures disclosed under points (a) and (b) of this paragraph and of any significant variations of those risk measures since the previous disclosure reference date.	Section 4.4.1
e) the description of how institutions define, measure, mitigate and control the interest rate risk of their nontrading book activities for the purposes of the competent authorities' review in accordance with Article 84 of Directive 2013/36/EU, including:
(i) a description of the specific risk measures that the institutions use to evaluate changes in their economic value of equity and in their net interest income;
(ii) a description of the key modelling and parametric assumptions used in the institutions' internal measurement systems that would differ from the common modelling and parametric assumptions referred to in Article 98(5a) of Directive 2013/36/EU for the purpose of calculating changes to the economic value of equity and to the net interest income, including the rationale for those differences;
(iii) a description of the interest rate shock scenarios that institutions use to estimate the interest rate risk;
(iv) the recognition of the effect of hedges against those interest rate risks, including internal hedges that meet the requirements laid down in Article 106(3);
	(v) an outline of how often the evaluation of the interest rate risk occurs.	Section 4.4.1
	(f) the description of the overall risk management and mitigation strategies for those risks.	Section 4.4.1
	(g) average and longest repricing maturity assigned to non-maturity deposits.	Section 4.4.1
2. By way of derogation from paragraph 1 of this Article, the requirements set out in points (c) and (e)(i) to (e)
	(iv) of paragraph 1 of this Article shall not apply to institutions that use the standardised methodology or the simplified standardised methodology referred to in Article 84(1) of Directive 2013/36/EU.	N/A

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CRR Article	Description	Pillar 3 Section
Art.449 - Disclosure of exposures to securitisation positions	(a) a description of their securitisation and re-securitisation activities, including their risk management and investment objectives in connection with those activities, their role in securitisation and re-securitisation transactions, whether they use the simple, transparent and standardised securitisation (STS) as defined in point (10) of Article 242, and the extent to which they use securitisation transactions to transfer the credit risk of the securitised exposures to third parties with, where applicable, a separate description of their synthetic securitisation risk transfer policy;	Section 4.2.7.1.1
(b) the type of risks they are exposed to in their securitisation and re-securitisation activities by level of seniority of the relevant securitisation positions providing a distinction between STS and non-STS positions and:
(i) the risk retained in own-originated transactions;
	(ii) the risk incurred in relation to transactions originated by third parties;	Section 4.2.7.1.1 Section 4.2.7.2
	(c) their approaches for calculating the risk-weighted exposure amounts that they apply to their securitisation activities, including the types of securitisation positions to which each approach applies and with a distinction between STS and non-STS positions.	Section 4.2.7.1.3
(d) a list of SSPEs falling into any of the following categories, with a description of their types of exposures to those SSPEs, including derivative contracts:
(i) SSPEs which acquire exposures originated by the institutions;
(ii) SSPEs sponsored by the institutions;
(iii) SSPEs and other legal entities for which the institutions provide securitisation-related services, such as advisory, asset servicing or management services;
	(iv) SSPEs included in the institutions' regulatory scope of consolidation.	N/A
	(e) a list of any legal entities in relation to which the institutions have disclosed that they have provided support in accordance with Chapter 5 of Title II of Part Three.	N/A
	(f) a list of legal entities affiliated with the institutions and that invest in securitisations originated by the institutions or in securitisation positions issued by SSPEs sponsored by the institutions.	N/A
	(g) a summary of their accounting policies for securitisation activity, including where relevant a distinction between securitisation and re-securitisation positions.	Section 4.2.7.1.4
	(h) the names of the ECAIs used for securitisations and the types of exposure for which each agency is used.	Section 4.2.7.3.1
	(i) where applicable, a description of the Internal Assessment Approach as set out in Chapter 5 of Title II of Part Three, including the structure of the internal assessment process and the relation between internal assessment and external ratings of the relevant ECAI disclosed in accordance with point (h), the control mechanisms for the internal assessment process including discussion of independence, accountability, and internal assessment process review, the exposure types to which the internal assessment process is applied and the stress factors used for determining credit enhancement levels.	Section 4.2.7.3
(j) separately for the trading book and the non-trading book, the carrying amount of securitisation exposures, including information on whether institutions have transferred significant credit risk in accordance with
Articles 244 and 245, for which institutions act as originator, sponsor or investor, separately for traditional and synthetic securitisations, and for STS and non-STS transactions and broken down by type of securitisation
	exposures.	Section 4.2.7.2
(k) for the non-trading book activities, the following information:
	(i) the aggregate amount of securitisation positions where institutions act as originator or sponsor and the associated risk-weighted assets and capital requirements by regulatory approaches, including exposures deducted from own funds or risk weighted at 1 250%, broken down between traditional and synthetic securitisations and between securitisation and re-securitisation exposures, separately for STS and non-STS positions, and further broken down into a meaningful number of risk-weight or capital requirement bands and by approach used to calculate the capital requirements	Section 4.2.7.3.2
	(ii) the aggregate amount of securitisation positions where institutions act as investor and the associated riskweighted assets and capital requirements by regulatory approaches, including exposures deducted from own funds or risk weighted at 1 250%, broken down between traditional and synthetic securitisations, securitisation and re-securitisation positions, and STS and non-STS positions, and further broken down into a meaningful number of risk weight or capital requirement bands and by approach used to calculate the capital requirements	Section 4.2.7.2 Section 4.2.7.3.2
	(l) for exposures securitised by the institution, the amount of exposures in default and the amount of the specific credit risk adjustments made by the institution during the current period, both broken down by exposure type.	Section 4.2.7.3.3

BBVA. PILLAR 3 2023	ANNEXES	P. 355

CRR Article	Description	Pillar 3 Section
Art.449 a - Disclosure of environmental, social and governance risks (ESG risks)	From 28 June 2022, large institutions which have issued securities that are admitted to trading on a regulated market of any Member State, as defined in point (21) of Article 4(1) of Directive 2014/65/EU, shall disclose information on ESG risks, including physical risks and transition risks, as defined in the report referred to in Article 98(8) of Directive 2013/36/EU. The information referred to in the first paragraph shall be disclosed on an annual basis for the first year and
	biannually thereafter.	Section 8
Art.450 - Disclosure of remuneration policy	(a) information concerning the decision-making process used for determining the remuneration policy, as well as the number of meetings held by the main body overseeing remuneration during the financial year, including, where applicable, information about the composition and the mandate of a remuneration committee, the external consultant whose services have been used for the determination of the remuneration policy and the role of the relevant stakeholders.	Section 6.1
	(b) information about the link between pay of the staff and their performance;	Section 6.4
	(c) the most important design characteristics of the remuneration system, including information on the criteria used for performance measurement and risk adjustment, deferral policy and vesting criteria;	Section 6.3
	(d) the ratios between fixed and variable remuneration set in accordance with point (g) of Article 94(1) of Directive 2013/36/EU.	Section 6.7
	(e) information on the performance criteria on which the entitlement to shares, options or variable components of remuneration is based.	Section 6.5
	(f) the main parameters and rationale for any variable component scheme and any other non-cash benefits.	Section 6.6
	(g) aggregate quantitative information on remuneration, broken down by business area.	Section 6.8
	(h) aggregate quantitative information on remuneration, broken down by senior management and members of staff whose professional activities have a material impact on the risk profile of the institutions, indicating the following:	Detailed in the following sections
	(i) the amounts of remuneration awarded for the financial year, split into fixed remuneration including a description of the fixed components, and variable remuneration, and the number of beneficiaries.	Section 6.8
	(ii) the amounts and forms of awarded variable remuneration, split into cash, shares, share-linked instruments and other types separately for the part paid upfront and the deferred part.	Section 6.8
	(iii) the amounts of deferred remuneration awarded for previous performance periods, split into the amount due to vest in the financial year and the amount due to vest in subsequent years.	Section 6.8
	(iv) the amount of deferred remuneration due to vest in the financial year that is paid out during the financial year, and that is reduced through performance adjustments.	Section 6.8
	(v) the guaranteed variable remuneration awards during the financial year, and the number of beneficiaries of those awards.	Section 6.8
	(vi) the severance payments awarded in previous periods, that have been paid out during the financial year.	Section 6.8
	(vii) the amounts of severance payments awarded during the financial year, split into paid upfront and deferred, the number of beneficiaries of those payments and highest payment that has been awarded to a single person.	Section 6.8
	(i) the number of individuals that have been remunerated EUR 1 million or more per financial year, with the remuneration between EUR 1 million and EUR 5 million broken down into pay bands of EUR 500 000 and with the remuneration of EUR 5 million and above broken down into pay bands of EUR 1 million.	Section 6.8
	(j) upon demand from the relevant Member State or competent authority, the total remuneration for each member of the management body or senior management.	Section 6.8
	(k) information on whether the institution benefits from a derogation laid down in Article 94(3) of Directive 2013/36/EU. For the purposes of point (k) of the first subparagraph of this paragraph, institutions that benefit from such a derogation shall indicate whether they benefit from that derogation on the basis of point (a) or (b) of Article 94(3) of Directive 2013/36/EU. They shall also indicate for which of the remuneration principles they apply the derogation(s), the number of staff members that benefit from the derogation(s) and their total remuneration, split into fixed and variable remuneration.	N/A
2. For large institutions, the quantitative information on the remuneration of institutions' collective management body referred to in this Article shall also be made available to the public, differentiating between executive and non-executive members. Institutions shall comply with the requirements set out in this Article in a manner that is appropriate to their size, internal organisation and the nature, scope and complexity of their activities and without prejudice to
	Regulation (EU) 2016/679 of the European Parliament and of the Council.	Section 6.8

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CRR Article	Description	Pillar 3 Section
Art.451 - Disclosure of the leverage ratio.	(a) the leverage ratio and how the institutions apply Article 499(2).	Section 5.1
	(b) a breakdown of the total exposure measure referred to in Article 429(4), as well as a reconciliation of the total exposure measure with the relevant information disclosed in published financial statements.	Section 5.1
	(c) where applicable, the amount of exposures calculated in accordance with Articles 429(8) and 429a(1) and the adjusted leverage ratio calculated in accordance with Article 429a(7).	Annex V
	(d) a description of the processes used to manage the risk of excessive leverage.	Section 5.3
	(e) a description of the factors that had an impact on the leverage ratio during the period to which the disclosed leverage ratio refers.	Section 5.2
	2. Public development credit institutions as defined in Article 429a(2) shall disclose the leverage ratio without the adjustment to the total exposure measure determined in accordance with point (d) of the first subparagraph of Article 429a(1).	N/A
	3. In addition to points (a) and (b) of paragraph 1 of this Article, large institutions shall disclose the leverage ratio and the breakdown of the total exposure measure referred to in Article 429(4) based on averages calculated in accordance with the implementing act referred to in Article 430(7).	Annex V
Art 451a - Disclosure of liquidity requirements	(a) the average or averages, as applicable, of their liquidity coverage ratio based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period;	Section 4.5.5
	(b) the average or averages, as applicable, of total liquid assets, after applying the relevant haircuts, included in the liquidity buffer pursuant to the delegated act referred to in Article 460(1), based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period, and a description of the composition of that liquidity buffer.	Section 4.5.5
	(c) the averages of their liquidity outflows, inflows and net liquidity outflows as calculated in accordance with the delegated act referred to in Article 460(1), based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period and the description of their omposition.	Section 4.5.5
	(a) quarter-end figures of their net stable funding ratio calculated in accordance with Chapter 2 of Title IV of Part Six for each quarter of the relevant disclosure period.	Section 4.5.6
	(b) an overview of the amount of available stable funding calculated in accordance with Chapter 3 of Title IV of Part Six.	Section 4.5.6
	(c) an overview of the amount of required stable funding calculated in accordance with Chapter 4 of Title IV of Part Six.	Section 4.5.6
	4. Institutions shall disclose the arrangements, systems, processes and strategies put in place to identify, measure, manage and monitor their liquidity risk in accordance with Article 86 of Directive 2013/36/EU.	Section 4.5.1 Section 4.5.2

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CRR Article	Description	Pillar 3 Section
Art.452 - Disclosure of the use of the IRB Approach to credit risk	(a) the competent authority's permission of the approach or approved transition.	Section 4.2.5.1.1
(b) for each exposure class referred to in Article 147, the percentage of the total exposure value of each class subject to the Standardised Approach laid down in Chapter 2 of Title II of Part Three or to the IRB Approach laid down in Chapter 3 of Title II of Part Three, as well as the part of each exposure class subject to
	a roll-out plan; where institutions have received permission to use own LGDs and conversion factors for the calculation of risk-weighted exposure amounts, they shall disclose separately the percentage of the total exposure value of each exposure class subject to that permission.	Section 4.2.5.1.1
(c) the control mechanisms for rating systems at the different stages of model development, controls and changes, which shall include information on:
(i) the relationship between the risk management function and the internal audit function;
(ii) the rating system review;
(iii) the procedure to ensure the independence of the function in charge of reviewing the models from the functions responsible for the development of the models;
	(iv) the procedure to ensure the accountability of the functions in charge of developing and reviewing the models;	Section 4.2.5.1.5
	(d) the role of the functions involved in the development, approval and subsequent changes of the credit risk models.	Section 4.2.5.1.5
	(e) the scope and main content of the reporting related to credit risk models.	Section 4.2.5.1.5
(f) a description of the internal ratings process by exposure class, including the number of key models used with respect to each portfolio and a brief discussion of the main differences between the models within the same portfolio, covering:
(i) the definitions, methods and data for estimation and validation of PD, which shall include information on how PDs are estimated for low default portfolios, whether there are regulatory floors and the drivers for differences observed between PD and actual default rates at least for the last three periods;
(ii) where applicable, the definitions, methods and data for estimation and validation of LGD, such as methods to calculate downturn LGD, how LGDs are estimated for low default portfolio and the time lapse between the default event and the closure of the exposure;
	(iii) where applicable, the definitions, methods and data for estimation and validation of conversion factors, including assumptions employed in the derivation of those variables.	Section 4.2.5.1.7
(g) as applicable, the following information in relation to each exposure class referred to in Article 147:
(i) their gross on-balance-sheet exposure;
(ii) their off-balance-sheet exposure values prior to the relevant conversion factor;
(iii) their exposure after applying the relevant conversion factor and credit risk mitigation;
(iv) any model, parameter or input relevant for the understanding of the risk weighting and the resulting risk exposure amounts disclosed across a sufficient number of obligor grades (including default) to allow for a meaningful differentiation of credit risk;
	(v) separately for those exposure classes in relation to which institutions have received permission to use own LGDs and conversion factors for the calculation of risk-weighted exposure amounts, and for exposures for which the institutions do not use such estimates, the values referred to in points (i) to (iv) subject to that permission;	Section 4.2.5.2 Section 4.2.6.2.2
	(h) institutions' estimates of PDs against the actual default rate for each exposure class over a longer period, with separate disclosure of the PD range, the external rating equivalent, the weighted average and arithmetic average PD, the number of obligors at the end of the previous year and of the year under review, the number of defaulted obligors, including the new defaulted obligors, and the annual average historical default rate.	Section 4.2.5.3

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CRR Article	Description	Pillar 3 Section
Art.453 - Disclosure of the use of credit risk mitigation techniques	(a) the core features of the policies and processes for on- and off-balance-sheet netting and an indication of the extent to which institutions make use of balance sheet netting.	Section 4.2.6.1.2
	(b) the core features of the policies and processes for eligible collateral evaluation and management.	Section 4.2.6.1.2
	(c) a description of the main types of collateral taken by the institution to mitigate credit risk.	Section 4.2.9.2.2
	(d) for guarantees and credit derivatives used as credit protection, the main types of guarantor and credit derivative counterparty and their creditworthiness used for the purpose of reducing capital requirements, excluding those used as part of synthetic securitisation structures.	Section 4.2.9.3
	(e) information about market or credit risk concentrations within the credit risk mitigation taken.	Section 4.2.9.4
	(f) for institutions calculating risk-weighted exposure amounts under the Standardised Approach or the IRB Approach, the total exposure value not covered by any eligible credit protection and the total exposure value covered by eligible credit protection after applying volatility adjustments; the disclosure set out in this point shall be made separately for loans and debt securities and including a breakdown of defaulted exposures.	Section 4.2.9.4
	(g) the corresponding conversion factor and the credit risk mitigation associated with the exposure and the incidence of credit risk mitigation techniques with and without substitution effect.	Section 4.2.9.3
	(h) for institutions calculating risk-weighted exposure amounts under the Standardised Approach, the on- and off-balance-sheet exposure value by exposure class before and after the application of conversion factors and any associated credit risk mitigation.	Section 4.2.4.3
(i) for institutions calculating risk-weighted exposure amounts under the Standardised Approach, the riskweighted exposure amount and the ratio between that risk-weighted exposure amount and the exposure value after applying the corresponding conversion factor and the credit risk mitigation associated with the
	exposure; the disclosure set out in this point shall be made separately for each exposure class.	Section 4.2.4.3
	(j) for institutions calculating risk-weighted exposure amounts under the IRB Approach, the risk-weighted exposure amount before and after recognition of the credit risk mitigation impact of credit derivatives; where institutions have received permission to use own LGDs and conversion factors for the calculation of riskweighted exposure amounts, they shall make the disclosure set out in this point separately for the exposure classes subject to that permission.	N/A
Art.454 - Disclosure of the use of the Advanced Measurement Approaches to operational risk	The institutions using the Advanced Measurement Approaches set out in Articles 321 to 324 for the calculation of their own funds requirements for operational risk shall disclose a description of their use of insurance and
	other risk-transfer mechanisms for the purpose of mitigating that risk. .	N/A
Art.455 - Use of internal market risk models	(a) for each sub-portfolio covered:
(i) the characteristics of the models used;
(ii) where applicable, for the internal models for incremental default and migration risk and for correlation trading, the methodologies used and the risks measured through the use of an internal model including a description of the approach used by the institution to determine liquidity horizons, the methodologies used to achieve a capital assessment that is consistent with the required soundness standard and the approaches used in the validation of the model;
(iii) a description of stress testing applied to the sub-portfolio;
	(iv) a description of the approaches used for back-testing and validating the accuracy and consistency of the internal models and modelling processes;	Section 4.3.4.
	(b) the scope of permission by the competent authority.	Section 4.3.1
	(c) a description of the extent and methodologies for compliance with the requirements set out in Articles 104 and 105.	Section 4.3.2
(d) the highest, the lowest and the mean of the following:
(i) the daily value-at-risk measures over the reporting period and at the end of the reporting period;
(ii) the stressed value-at-risk measures over the reporting period and at the end of the reporting period;
	(iii) the risk numbers for incremental default and migration risk and for the specific risk of the correlation trading portfolio over the reporting period and at the end of the reporting period.	Section 4.3.4.2.2
	(e) the elements of the own funds requirement as specified in Article 364.	Section 4.3.4.2.2
	(f) the weighted average liquidity horizon for each sub-portfolio covered by the internal models for incremental default and migration risk and for correlation trading.	Section 4.3.4.2
	(g) a comparison of the daily end-of-day value-at-risk measures to the one-day changes of the portfolio's value by the end of the subsequent business day together with an analysis of any important overshooting during the reporting period.	Section 4.3.4.2.4

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VIII.b. Regulatory compliance ESG
The following table provides the correspondence of the disclosure requirements as per Annex II of Regulation 2022/2453 regarding the disclosure of ESG risks:

Annex II Article	Description		Pillar 3 Section
Environmental, Social and Governance (ESG) Risk, in accordance with Article 449a CRR
Table 1. Qualitative information on Environmental risk	Business strategy and processes	(a) Institution's business strategy to integrate environmental factors and risks, taking into account the impact of environmental factors and risks on institution's business environment, business model, strategy and financial planning	Section 8.1.1 Section 8.1.3 Section 8.2.1
		(b) Objectives, targets and limits to assess and address environmental risk in short-, medium-, and long-term, and performance assessment against these objectives, targets and limits, including forward-looking information in the design of business strategy and processes	Section 8.1.1 Section 8.2.1
		(c) Current investment activities and (future) investment targets towards environmental objectives and EU Taxonomy-aligned activities	Section 8.2.1
		(d) Policies and procedures relating to direct and indirect engagement with new or existing counterparties on their strategies to mitigate and reduce environmental risks	Section 8.1.3 Section 8.2.1 Section 8.2.2
Table 1. Qualitative information on Environmental risk	Governance	(e) Responsibilities of the management body for setting the risk framework, supervising and managing the implementation of the objectives, strategy and policies in the context of environmental risk management covering relevant transmission channels	Section 8.1.3
		(f) Management body's integration of short-, medium- and long-term effects of environmental factors and risks, organisational structure both within business lines and internal control functions	Section 8.1.3
		(g) Integration of measures to manage environmental factors and risks in internal governance arrangements, including the role of committees, the allocation of tasks and responsibilities, and the feedback loop from risk management to the management body covering relevant transmission channels	Section 8.1.3
		(h) Lines of reporting and frequency of reporting relating to environmental risk	Section 8.1.3
		(i) Alignment of the remuneration policy with institution's environmental risk-related objectives	Section 8.1.3

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Annex II Article	Description		Pillar 3 Section
Environmental, Social and Governance (ESG) Risk, in accordance with Article 449a CRR
Table 1. Qualitative information on Environmental risk	Risk management	(j) Integration of short-, medium- and long-term effects of environmental factors and risks in the risk framework	Section 8.2.2
		(k) Definitions, methodologies and international standards on which the environmental risk management framework is based	Section 8.2.1 Section 8.2.2
		(l) Processes to identify, measure and monitor activities and exposures (and collateral where applicable) sensitive to environmental risks, covering relevant transmission channels	Section 8.2.2
		(m) Activities, commitments and exposures contributing to mitigate environmental risks	Section 8.2.1 Section 8.2.2
		(n) Implementation of tools for identification, measurement and management of environmental risks	Section 8.2.2
		(o) Results and outcome of the risk tools implemented and the estimated impact of environmental risk on capital and liquidity risk profile	Section 8.2.2
		(p) Data availability, quality and accuracy, and efforts to improve these aspects	Section 8.2.1 Section 8.2.2
		(q) Description of limits to environmental risks (as drivers of prudential risks) that are set, and triggering escalation and exclusion in the case of breaching these limits	Section 8.2.1 Section 8.2.2
		(r) Description of the link (transmission channels) between environmental risks with credit risk, liquidity and funding risk, market risk, operational risk and reputational risk in the risk management framework	Section 8.2.2

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Annex II Article	Description		Pillar 3 Section
Environmental, Social and Governance (ESG) Risk, in accordance with Article 449a CRR
Table 2. Qualitative informacion on Social risk	Business strategy and processes	(a) Adjustment of the institution's business strategy to integrate social factors and risks taking into account the impact of social risk on the institution's business environment, business model, strategy and financial planning	Section 8.3.1
		(b) Objectives, targets and limits to assess and address social risk in short-term, medium-term and long-term, and performance assessment against these objectives, targets and limits, including forward-looking information in the design of business strategy and processes	Section 8.3.1
		(c) Policies and procedures relating to direct and indirect engagement with new or existing counterparties on their strategies to mitigate and reduce socially harmful activities	Section 8.3.1 Section 8.3.2
Table 2. Qualitative informacion on Social risk	Governance	(d) Responsibilities of the management body for setting the risk framework, supervising and managing the implementation of the objectives, strategy and policies in the context of social risk management covering counterparties' approaches to:	Section 8.1.3
(d).(i) Activities towards the community and society
(d).(ii) Employee relationships and labour standards
(d).(iii) Customer protection and product responsibility
(d).(iv) Human rights
		(e) Integration of measures to manage social factors and risks in internal governance arrangements, including the role of committees, the allocation of tasks and responsibilities, and the feedback loop from risk management to the management body	Section 8.1.3
		(f) Lines of reporting and frequency of reporting relating to social risk	Section 8.1.3
		(g) Alignment of the remuneration policy in line with institution's social risk-related objectives	Section 8.1.3
Table 2. Qualitative informacion on Social risk	Risk management	(h) Definitions, methodologies and international standards on which the social risk management framework is based	Section 8.3.1 Section 8.3.2
		(i) Processes to identify, measure and monitor activities and exposures (and collateral wher applicable) sensitive to social risk, covering relevant transmission channels	Section 8.3.2
		(j) Activities, commitments and assets contributing to mitigate social risk	Section 8.3.1 Section 8.3.2
		(k) Implementation of tools for identification and management of social risk	Section 8.3.2
		(l) Description of setting limits to social risk and cases to trigger escalation and exclusion in the case of breaching these limits	Section 8.3.2
		(m) Description of the link (transmission channels) between environmental risks with credit risk, liquidity and funding risk, market risk, operational risk and reputational risk in the risk management framework	Section 8.3.2

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Annex II Article	Description		Pillar 3 Section
Environmental, Social and Governance (ESG) Risk, in accordance with Article 449a CRR
Table 3. Qualitative information on Governance risk	Governance	(a) Institution's integration in their governance arrangements governance performance of the counterparty, including committees of the highest governance body, committees responsible for decision-making on economic, environmental, and social topics	Section 8.1.3
		(b) Institution's accounting of the counterparty's highest governance body’s role in non-financial reporting	Section 8.1.3 Section 8.4.1
		(c) Institution's integration in governance arrangements of the governance performance of their counterparties including:	Section 8.1.3
(c).(i) Ethical considerations
(c).(ii) Strategy and risk management
(c).(iii) Inclusiveness
(c).(iv) Transparency
(c).(v) Management of conflict of interest
(c).(vi) Internal communication on critical concerns
Table 3. Qualitative information on Governance risk	Risk management	(d) Institution's integration in risk management arrangements the governance performance of their counterparties considering:	Section 8.4.1
(d).(i) Ethical considerations
(d).(ii) Strategy and risk management
(d).(iii) Inclusiveness
(d).(iv) Transparency
(d).(v) Management of conflict of interest
(d).(vi) Internal communication on critical concerns
Template 1. Banking book- Indicators of potential climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity	Paragraph 1.b	institutions shall start disclosing information on scope 1, 2 and 3 emissions of their counterparties, if already available, including qualitative information in the narrative accompanying this template on the methodology and sources used for the calculation of those emissions. Where institutions are not yet estimating their counterparties’ emissions associated with their financing activities, including lending and investment activities, they shall disclose information on their plans to implement methodologies to estimate and disclose this information. Institutions shall start disclosing information in columns (i) to (k) of the template with first disclosure reference date as of 30 June 2024.	Section 8.2.2
	Paragraph 2	Institutions shall include in the narrative accompanying the template, explanations on the information disclosed and the changes compared to previous disclosure periods, as well as any implications that those exposures may have in terms of credit, market, operational, reputational and liquidity risks for the institutions.	Section 8.2.2
Template 3. Banking book - Indicators of potential climate change transition risk: Alignment metrics	Paragraph 3	Institutions that are already estimating information on their sectoral alignment to the Paris Agreement shall disclose the information in this template. Institutions are to explain in the narrative part accompanying the template the method used and the data source. Those institutions that are not yet estimating their sectoral alignment shall disclose information on their plans to implement a method to estimate and disclose that information. In any case, institutions shall start disclosing the information included in this template with first disclosure reference date as of 30 June 2024.	Section 8.2.1

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Annex II Article	Description		Pillar 3 Section
Environmental, Social and Governance (ESG) Risk, in accordance with Article 449a CRR
Template 4. Banking book - Indicators of potential climate change transition risk: Exposures to top 20 carbon-intensive firms	Paragraph 3	Institutions shall disclose in the narrative accompanying the disclosure the source of the data they use. Where institutions are not able to identify exposures towards the top 20 carbon-intensive firms in the world, they shall explain why they have not indicated such exposures, including in the case in which they do not have any exposures towards the top 20 carbon-intensive firms in the world.	Section 8.2.2
Template 5. Banking book - Indicators of potential climate change physical risk: Exposures subject to physical risk	Paragraph 5	Institutions shall disclose the information in this template on a best effort basis and explain in the narrative 0accompanying the template the sources of information and methods that they have used to identify exposures subject to climate-change physical risk.	Section 8.2.2
Template 10. Other climate change mitigating actions that are not covered in Regulation (EU) 2020/852	Paragraph 2	Institutions shall include in the narrative accompanying this template detailed explanations on the nature and type of mitigating actions reflected in this template, including information on the type of risks that they aim to mitigate, climate change objectives that they support and information on the related counterparties and the timing of the actions. They shall also explain why those exposures are not fully aligned with the criteria laid down in Regulation (EU) 2020/852, and are not sustainable in accordance with Regulation (EU) 2020/852 but still contribute towards mitigating climate change risk transition or physical risk, as well as any other relevant information that may help understand the risk management framework of the institution.	Section 8.2.1

BBVA. PILLAR 3 2023	ANNEXES	P. 364

VIII.c Regulatory compliance - Tables not applicable to BBVA Group (12-31-2023)

Table name	Description	Publication	Reason
EU CR7	IRB approach – Effect on the RWEAs of credit derivatives used as CRM techniques	EBA/ITS/2020/04	The Group does not use credit derivatives as a credit risk mitigation technique
EU CCR7	RWEA flow statements of CCR exposures under the IMM	EBA/ITS/2020/04	The Group uses the standardised approach for counterparty credit risk (SA-CCR) for the derivatives exposure value calculation, so IMM is not used.
EU CQ2	Quality of forbearance	EBA/ITS/2020/04	The Group has a NPL ratio lower than 5%
EU CQ6	Collateral valuation - loans and advances	EBA/ITS/2020/04	The Group has a NPL ratio lower than 5%
EU CQ8	Collateral obtained by taking possession and execution processes – vintage breakdown	EBA/ITS/2020/04	The Group has a NPL ratio lower than 5%
EU INS1	Insurance participations	EBA/ITS/2020/04	The Group is not considered a financial conglomerate subject to additional supervision
EU INS2	Financial conglomerates - information on own funds and capital adequacy ratio	EBA/ITS/2020/04	The Group is not considered a financial conglomerate subject to additional supervision
EU KM2	Key metrics - MREL and, where applicable, G-SII requirement for own funds and eligible liabilitie	EBA/ITS/2020/06	The Group is not considered as a G-SIB
EU TLAC1	Composition - MREL and, where applicable, G-SII requirement for own funds and eligible liabilities	EBA/ITS/2020/06	The Group is not considered as a G-SIB
EU iLAC	Internal loss absorbing capacity: internal MREL and, where applicable, requirement for own funds and eligible liabilities for non-EU G-SIIs	EBA/ITS/2020/06	The Group is not considered as a G-SIB
EU TLAC 2	Creditor ranking - Entity that is not a resolution entity	EBA/ITS/2020/06	The Group is not considered as a G-SIB
EU TLAC 3	Creditor ranking - resolution entity	EBA/ITS/2020/06	The Group is not considered as a G-SIB
GSIB1	Indicators of systemic importance	EBA/ITS/2021/01	The Group is not considered as a G-SIB

BBVA. PILLAR 3 2023	GLOSSARY	P. 365
Glossary of Terms

ACRONYM	DESCRIPTION
ALCO	Assets and Liabilities Committee
ALM (Asset - Liability Management)	Mechanism for managing structural balance-sheet risk due to potential imbalances between assets and liabilities due to different types of factors (interest rate, exchange rate, liquidity, etc.)
AMA	Advanced method for calculating the own funds requirements for operational risk
AT1 (Additional Tier 1)	Additional capital consisting of hybrid instruments, mainly CoCos and preferred shares
AVA	Additional adjustments necessary to adapt the fair value to the prudent valuation of the positions.
AVR	Annual Variable Remuneration
Basel III	Package of proposals for reform of banking regulation, published as of December 16, 2010 and with a period of gradual implementation
BCBS (Basel Committee on Banking Supervision)	International cooperation forum on banking supervision to increase the quality of banking supervision worldwide
BIS (Bank for International Settlements)	International organization held by central banks and monetary autorities which mission is to support central banks' pursuit of monetary and financial stability through international cooperation
BRRD (Bank Recovery and Resolution Directive)	Regulations on the restructuring and resolution of credit institutions and investment firms
BRSA (Banking Regulation and Supervisory Agency)	Turkish public agency on regulation and supervision
C&IB	Corporate & Investment Banking
CapEx (Capital Expenditures)	Investment made by the entity to buy, maintain and improve its fixed assets.
CBB	Corporate and Business Banking
CCA (Climate Change Adaptation)	One of the six enviornmental objectives defined in EU Taxonomy Regulation.
CCyB (Countercyclical Buffer)	Countercyclical buffer, the part of a set of macroprudential instruments designed to help counteract the procyclicality of the financial system
CCF (Credit Conversion Factor)	Credit conversion factor. The ratio between the current available amount of a commitment that could be used and would therefore be outstanding at the time of default, and the current available amount of the commitment
CCM (Climate Change Mitigation)	One of the six enviornmental objectives defined in EU Taxonomy Regulation.
CCP (Central Counterparty Clearing House)	An entity that liaises between counterparties, acting as a buyer when dealing with sellers and as a seller when dealing with buyers. Within this type of entities are the QCCP (Qualified Central Counterparty Entities), which have been authorized or recognized by Regulation (EU) 648/2012.
CDP	Executive Committee of BBVA Group
CDS (Credit Default Swap)	Financial derivative between a beneficiary and a guarantor through which the beneficiary pays the guarantor a premium in exchange for receiving protection from possible credit events over a period of time
CET1 (Common Equity Tier 1)	Common Equity Tier 1: the entity's capital of the highest quality
CMB (Capital Markets Board of Turkey)	Turkish capital markets authority
CNBV	National Securities Banking Commission of Mexico
CoCo (Contingent Convertible)	Convertible contingent bond. Hybrid issues with debt and equity elements convertible into shares
COREP (Common Report)	Common regulatory reports to EBA
Counterparty Credit Risk	The credit risk corresponding to derivative instruments, repurchase and reverse repurchase transactions, securities or commodities lending or borrowing transactions and deferred settlement transactions
CRC	Risk and Compliance Committee
Credit Risk	Credit risk is based on the possibility that one party to the financial instrument's contract will fail to meet its contractual obligations on the grounds of insolvency or inability to pay and will cause a financial loss for the other party
CRO	Chief Risk Officer
CRM (Credit Risk Mitigation)	Credit Risk Mitigation: a technique used by the institution to reduce the credit risk associated with one or more exposures that the institution still maintains
CRR / CRD IV	Solvency regulation on prudential requirements of credit institutions and investment firms (EU Regulation 575/2013)
CRR2 / CRD V	Solvency regulation on prudential requirements of credit institutions and investment firms which modifies CRR
CSRD	Corporate Sustainability Reporting Directive
CVA (Credit Valuation Adjustment)	Valuation adjustments for counterparty credit risk
DLGD (Downturn Loss Given Default)	Severity in a period of stress in the economic cycle
DNSH (Do Not Significantly Harm)	Principle focused on ensuring that sustainable investments do not cause significant harm within the framework of environmental objectives of the EU Taxonomy.
D-SIB (Domestic Systemically Important Bank)	Domestic Systemically Important Bank
DVA (Debit Value Adjustments)	Present value of the debt which is expected to default on in the future given our own probability of default

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ACRONYM	DESCRIPTION
EAD (Exposure at default)	Maximum loss at the time of the counterparty entering into default
EBA (European Banking Authority)	European Banking Authority. Independent institution responsible for promoting the stability of the financial system, the transparency of financial markets and products and the protection of depositors and investors
EC (Economic Capital)	The amount of capital considered necessary to cover unexpected losses if actual losses are greater than expected losses
ECB (European Central Bank)	Central bank of the countries of the European Union that have the euro as their currency
ECAI (External Credit Assessment Institutions)	External Credit Assessment Agency designated by the entity
EFRAG (European Financial Reporting Advisory Group)	Group that manages the development and dissemination of financial and sustainability standards, such as ESRS.
ECL (Expected Credit Losses)	Probability-weighted estimate of credit losses during the expected life of a financial instrument
EL (Expected Loss)	The ratio between the amount expected to be lost in an exposure, due to potential non-payment by a counterparty or dilution over a period of one year, and the amount due at the time of non-payment
ERBA (External Rating Base Approach)	Methodology for estimating RWAs of securitisations from external ratings
ESG (Environmental, social and governance)	Environmental, social and good corporate governance criteria, the main objective of which is to contribute to sustainable development
ESRS (European Sustainability Reporting Standards)	Standards developed by EFRAG and subsequently adopted by the Commission that entities must use for disclosure and reporting requirements under CSRD.
FRTB (Fundamental Review of the Trading Book)	A set of reforms proposed by the BCBS on the market risk framework, with the aim of improving the design and consistency of market risk capital standards
FSB (Financial Stability Board)	Financial Stability Board. An international body that pursues the effectiveness and stability of the international financial system, monitoring it and publishing recommendations
FTD (First to default)	Derivative by which both parties negotiate protection against the first default by any of the entities that form part of the basket
FL (Fully Loaded)	Reference to the full implementation of Basel III provisions
GAR (Green Asset Ratio)	Green Asset Ratio according EU Taxonomy Regulation.
GCC	Global Customer Committee C&IB
Green Bonds Principles	The GBP, updated as of June 2021, are voluntary process guidelines that recommend transparency and disclosure and promote integrity in the development of the Green Bond market by clarifying the approach for issuance of a Green Bond.
Green Loan Principles	The Green Loan Principles (GLP) aim to promote the development of the green loan product by providing a recommended framework of market standards and guidelines for use across the green loan market, whilst allowing the loan product to retain its flexibility.
GRM	Global Risk Management
GRMC	Global Risk Management Committee
G-SIBs (Global Systemically Important Banks)	Financial institutions that, because of their large size, market importance and interconnectedness, could cause a serious crisis in the international financial system in the event of economic problems
HQLA	High-quality liquid assets
IAA (Internal Assessment Approach)	Internal evaluation method for the calculation of securitisation exposures in the banking book
IASB (International Accounting Stadards Board)	Private organization whose main objective is to develop a single set of global accounting standards
ICAAP (Internal Capital Adequacy Assessment Process)	Internal Capital Adequacy Assessment Process
ICMA (International Capital Markets Association)	ICMA is a not-for-profit association that represents financial institutions active in the internacional capital market worldwide.
ICO	Official Credit institution. Spanish public business entity whose purposes are the support and promotion of economic activities that contribute to the growth and improvement of the distribution of national wealth and, especially, those that, due to their social, cultural, innovative or ecological significance, They deserve their promotion.
IEA	International Energy Agency
IFRS 9 (International Financial Reporting Standards – Financial Instruments)	International Financial Reporting Standards for Financial Instruments which entered into force on January 1, 2018, replacing IAS 39 in relation to the classification and valuation of financial assets and liabilities, the impairment of financial assets and the accounting of hedges
ILAAP (Internal Liquidity Adequacy Assessment Process)	Internal Liquidity Adequacy Assessment Process
IMA (Internal Model Approach)	Internal model approach for calculating exposure due to market risk
IMM (Internal Model Method)	Internal model method for calculating exposure due to counterparty risk
IMO (International Maritime Organization)	International Maritime Organization
IPC	Consumer price index of Spain
IRB (Internal Rating-based approach)	Internal model method for calculating exposure due to credit risk, based on internal ratings. This method can be broken down into two types, depending on the estimations set by the Supervisor or the own ones: FIRB (Foundation IRB) and AIRB (Advanced IRB)
IRBA (Internal Risk Base Approach)	Methodology for estimating RWAs of securitisations from internal ratings
IRRBB (Interest Rate Risk on Banking Book)	Current or future risk to an entity's capital or earnings from adverse interest rate fluctuations affecting its investment portfolio positions.
IRC (Incremental Risk Capital)	Charge applied to the market risk exposure calculated by the internal method that quantifies the risk not captured by the VaR model, specifically in migration and default events

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ACRONYM	DESCRIPTION
ISF	Institute for Sustainable Futures
ISSB (International Sustainability Standards Board)	Organization whose main objective is the creation and promotion of global standards for sustainability information, ensuring transparency and coherence in the way organizations communicate their impact and contribution to sustainability
ITS	Implementing Technical Standards
LCR (Liquidity Coverage Ratio)	Liquidity coverage ratio
LDP (Low Default Portfolios)	Low default portfolios
LGD (Loss Given Default)	Severity or amount to be lost in the event of non-payment
LGD BE (Loss Given Default Best Estimate)	“Actual” loss from default portfolio
Liquidity Risk	Risk of an entity having difficulties in duly meeting its payment commitments, or where, to meet them, it has to resort to funding under burdensome terms which may harm the entity’s image or reputation.
LMUs (Liquidity Management Units)	Group entities with financial self-sufficiency created with the aim of preventing and limiting liquidity risk, preventing it from spreading in a crisis that could affect only one or more of these Entities
Loan Market Association	Is the authoritative voice of the syndicated loan market in EMEA. Their key objective is improving liquidity, efficiency and transparency in the primary and secondary syndicated loan markets in Europe, the Middle East and Africa (EMEA).
LR (Leverage Ratio)	Leverage ratio: a measure that relates a company's indebtedness and assets, calculated as level 1 capital divided by the entity's total exposure
LRLGD (Long Run Loss Given Default)	Long-term severity (loss given default)
LtSCD (Loan to Stable Customer Deposits)	Ratio that measures the relationship between net credit investment and stable customer resources
MR (Market Risk)	Risk due to the possibility that there may be losses in the value of positions held due to movements in the market variables that affect the valuation of financial products and assets in trading activity
MDA (Maximum Distributable Amount)	Trigger by which the ECB restricts the capacity to pay out dividends
MREL (Minimum Required Eligible Liabilities)	Minimum requirement of own funds and eligible liabilities. New requirement faced by European banks, which aims to create a buffer of solvency that absorbs the losses of a financial entity in the event of resolution without jeopardizing taxpayers' money. The level of this buffer is determined individually for each banking group based on their level of risk and other particular characteristics
MSS (Minimun Social Safeguards)	The Minimum Social Safeguards ensure that companies engaging in sustainable activities meet certain standards when it comes to human and labour rights, bribery, taxation and fair competition within the framework of environmental objectives of the EU Taxonomy.
MTN (Medium Term Note)	Notes accounted as Issuances designated at fair value through P&L considered equivalent to senior issuances for liquidity
NBC	New Business Committee
NCAHS	Non-Current Assets Held for Sale
NCLHS	Non-Current Liabilities Held for Sale
NFR (Non-Financial Risk)	It is one that does not have a financial origin, but that has a quantifiable impact on the entity.
NFRD (Non-Financial Reporting Directive)	Directive 2014/95/EU of the European Parliament and of the Council of 22 October 2014 amending Directive 2013/34/EU as regards the disclosure of non-financial information and diversity information by certain large companies and certain groups.
NFS (Non financial statement)	Non-Financial Information Statement based on the NFRD Directive and Law 11/2018 in Spain.
NGFS (Network for Greening the Financial System)	International network of central banks and supervisors for greening the financial system
NPL	Non Performing Loans
NSFR	Net Stable Funding Ratio
NZBA (Net Zero Banking Alliance)	Group of global banks committed to financing ambitious climate action to transition the real economy to net-zero greenhouse gas emissions by 2050.
NZE (Net Zero Emissions)	Initiative that seeks to cut greenhouse gas emissions until they are as close as possible to zero emissions.
PRR	Prudential Relevance Report
OCI	Other Comprehensive Income
OE (Original Exposure)	Gross amount that the entity may lose in the event that the counterparty cannot meet its contractual payment obligations, regardless of the effect of guarantees or credit improvements or credit risk mitigation operations
OJUE	Official Journal of European Union
OpEx (Operational Expenditures)	Expenses incurred by the entity to carry out its main operational functions.
OR (Operational Risk)	BBVA defines operational risk (OR) as risk that may cause losses as a result of human error; inadequate or defective internal processes; inadequate conduct towards customers, in the markets or against the company; failures, interruptions or deficiencies in systems or communications; theft, loss or misuse of information, as well as deterioration of its quality; internal or external fraud including, in all cases, fraud resulting from cyber-attacks; theft or physical damage to assets or persons; legal risks; risks resulting from workforce and occupational health management; and inadequate service provided by suppliers
O-SII	Other Systemically Important Institutions
OTC (Over the counter)	Secondary market where derivatives are traded
PACTA (Paris Agreement Capital Transition Assessment)	Methodology that allows analyzing the alignment of the entity's different portfolios with the different climate scenarios.

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ACRONYM	DESCRIPTION
PCAF (Partnership for Carbon Accounting Financials)	Global partnership of financial institutions that work together to develop and implement a harmonized approach to assess and disclose the greenhouse gas (GHG) emissions associated with their loans and investments
PD (Probability of Default)	Probability of non-payment by a counterparty over a period of one year
PD-TTC (PD Through the Cycle)	Probability of Default throughout the business cycle
PFE	Potential Future Exposure
Phased-in	Reference to the transitional implementation of Basel III provisions
PIT (Point-In-Time)	Approach for calculating provisions under which PD and LGD parameters must be adapted at each moment in time
PVA	Prudent Valuation Adjustmens
P&L	Profit and Loss
P2G	Pillar 2 Capital Guidance
P2R	Pillar 2 Capital Requirement
RC (Replacement cost)	Risk arising from the possibility that one of the parties to the financial instrument contract fails to fulfill its contractual obligations due to insolvency or inability to pay and causes a financial loss to the other party.
RIC	Risk Internal Control unit
RTS	Regulatory Technical Standars
RW (Risk Weight)	Degree of risk applied to exposures (%)
RWAs (Risk-Weighted Assets)	Risk exposure of the entity weighted by a percentage derived from the applicable standard (standardised approach) or internal models
SASG (Sustainability Aligment Steering Group)	BBVA internal group in charge of approving the proposed decarbonization objectives, evaluating the degree of compliance and supervising the plans to achieve them.
SDG (Sustainability Development Goals)	Also known as the Global Goals, they are 17 goals adopted by the United Nations that are intended to be achieved by 2030.
SFDR (Sustainable Finance Disclosure Regulation)	EU Regulation 2019/2088 on sustainability disclosures in the financial services sector.
SFTs	Securities financing transactions
Social Bond Principles	The SBP are voluntary process guidelines that recommend transparency and disclosure and promote integrity in the development of the Social Bond market by clarifying the approach for issuance of a Social Bond.
Social Loan Principles	The SLP aim to create a high-level framework of market standards and guidelines, providing a consistent methodology for use across the social loan market, whilst allowing the loan product to retain its flexibility and preserving the integrity of the social loan market while it develops.
SRB (Single Resolution Board)	Central resolution authority within the Banking Union
SREP (Supervisory Review and Evaluation Process)	Supervisory Review and Evaluation Process
SSM (Single Supervisory Mechanism)	The single supervisory mechanism (SSM) is the first pillar of the banking union
Structural Risk	This risk is divided into Structural Interest-Rate Risk (movements in market interest rates that cause changes in an entity’s net interest income and book value) and Structural Exchange-Rate Risk (exposure to variations in exchange rates originating in the Group’s foreign companies and in the provision of funds to foreign branches financed in a different currency from that of the investment)
STS	Simple Transparent and Standardised. Property of the securitisations
Sustainability Linked Bond Plinciples	The Sustainability-Linked Bond Principles provide guidelines that recommend structuring features, disclosure and reporting. They are intended for use by market participants and are designed to drive the provision of information needed to increase capital allocation to such financial products.
Sustainability Linked Loan Principles	The Sustainability-Linked Loan Principles (SLLP) aim to promote the development of the SLL product by providing a recommended framework to articulate the fundamental characteristics of SLLs.
Synthetic Securitisation	A type of operation where the loan portfolio is not typically transferred to a fund; on the contrary, the credit remains in the balance sheet of the corresponding entity, but this transfers the default risk to a third party. The objective of this type of instrument is the transmission of balance risk and capital release. Normally, the assignment of risk is usually made through a derivative (CDS) or through a financial guarantee
TCFD (Taskforce on Climate-related Financial Disclosure)	Working group established by the Financial Stability Board against climate change
TIER I (Tier One Capital)	Capital built by instruments that are able to absorb losses when the entity is in operation. It consists of CET1 and AT1
TIER II (Tier Two Capital)	Supplementary capital consisting of instruments, mainly subordinated debt, revaluation reserves and hybrid instruments, which will absorb losses when the entity is not viable
TLAC (Total Loss Absorbing Capacity)	Total loss absorption capacity: Regulatory framework approved by the FSB with the aim of ensuring that global systemically important entities (G-SIB) maintain a minimum level of eligible instruments and liabilities to ensure that in resolution procedures, and immediately thereafter, the essential functions of the entity can be maintained without jeopardizing taxpayers' money or financial stability
TLTRO (Targeted Longer-Term Refinancing Operations)	Longer-term refinancing operations with specific purpose

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ACRONYM	DESCRIPTION
TNFD (Task Force on Nature-related Financial Disclosure)	Global, market-led, science-based, government-backed initiative issuing recommendations that provide organizations with a disclosure and risk management framework to address nature-related impacts, risks and opportunities.
Traditional Securitisation	Operation through which an entity is capable of transforming a series of heterogeneous and illiquid financial assets into liquid homogeneous instruments (usually guarantees or bonds) and marketable securities, managing to transfer the risk of the assets in most cases while liquidity is preserved
TRI (Transition Risk Indicator)	BBVA internal indicator associated with customer transition risk.
TRIM (Targeted Review of Internal Models)	Control model implemented by the ECB aimed at reducing inconsistencies and the variability in banks' internal models used to calculate their risk-weighted assets
Turnover	Value of the entity's business volume in a certain period of time.
VaR (Value at Risk)	A risk measurement model that provides a prediction of the maximum loss that the entity's trading portfolios might experience as a result of market price variations over a given time horizon and for a specific confidence interval

BBVA. PILLAR 3 2023	DISCLAIMER	P. 370
Disclaimer
This document is only provided for informative purposes and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer.
This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets).
Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance.
The information contained in this document reflects our current expectations and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inflation and interest rates; (2) regulatory and oversight factors, political and governmental guidelines, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; and (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions.
The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements.
Recipients of this document are cautioned not to place undue reliance on such forward-looking statements.
Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings.
BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: March 15, 2024	By:	/s/ MªÁngeles Peláez Morón
	Name:	MªÁngeles Peláez Morón
	Title:	Head of Accounting & Regulatory Reporting